Form 10-K405, Exhibit 13
OLD KENT FINANCIAL CORP /MI/
filed 1995-03-29
CIK 746969

EXHIBIT 13






















































                                                     Annual Report 1994





                                                     Old Kent
                                                     Financial
                                                     Corporation










"Old Kent is well positioned for its challenge to continue its timely migration from a traditional bank to a financial services company providing cost-effective delivery of a wide variety of financial products and services. We have qualified leadership in place to take advantage of the opportunities in the market and skilled, service-oriented employees, committed to building productive, long-term customer relationships."

                                                 From the Corporation's
                                                 1994 Annual Report









                                                   [LOGO] OLD KENT
















[TABLE OF CONTENTS]









Old Kent Financial Corporation                         1994 Annual Report

Contents

Description of Old Kent and Financial Highlights . . . . . . . . . . .  1

Letter to Shareholders . . . . . . . . . . . . . . . . . . . . . . . .  2

Leveraging Old Kent's Strengths. . . . . . . . . . . . . . . . . . . .  7
     Philosophy of Old Kent Financial Corporation

Old Kent Affiliates. . . . . . . . . . . . . . . . . . . . . . . . . . 18

Five Year Summary of Selected Financial Data . . . . . . . . . . . . . 20

Financial Review . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

Average Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . 44

Management's Responsibility for Financial Reporting. . . . . . . . . . 50

Report of Independent Public Accountants . . . . . . . . . . . . . . . 51

Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . 52

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . 56

Shareholder Information. . . . . . . . . . . . . . . . . . . . . . . . 71

Board of Directors and Senior Management . . . . . . . . . . . . . . . 72















Description of Old Kent

Old Kent Financial Corporation is a bank holding company headquartered in Grand Rapids, Michigan, with total assets of $10.9 billion. Old Kent is in the business of commercial banking and related services through its 16 regional offices and six non-banking subsidiaries.

Old Kent's principal markets for financial services are communities within Michigan and Illinois, where its 207 full-service banking offices are located.

At December 31, 1994, Old Kent had 4,998 employees (on a full-time equivalent basis).

Old Kent is an equal opportunity employer and its affirmative action programs comply with applicable federal laws and executive orders.

Financial Highlights                     1994         1993       Increase
For The Year:
   Net income (in thousands)           $136,107     $127,902        6.4%
   Return on average assets                1.33%        1.38%
   Return on average equity               16.04%       16.65%
Per Common Share:
   Primary net income                  $   3.35     $   3.14        6.7%
   Cash dividends                          1.18         1.07       10.3
   Book value at year-end                 21.20        20.05        5.7
Year-End Balance Sheet (in millions):
   Assets                              $ 10,946     $  9,856       11.1%
   Deposits                               8,958        7,971       12.4
   Loans                                  6,498        5,017       29.5
   Shareholders' equity                     859          813        5.7

To Our Shareholders

For the twenty-second year since the holding company was formed in 1972, Old Kent achieved record earnings and dividends. This consistent performance can be attributed to long-standing strengths that include:

     - A disciplined approach to our corporate philosophy, mission and culture
     -    The strength of our markets
     - The successful implementation of sound banking principles and strategies
     -    The quality of our people
     -    Our flexibility in managing change





                         -1-

Financial Highlights

The financial highlights of Old Kent's 1994 record year are listed below.

     - Net income was $136.1 million, a record high which represented a 6.4% increase over the $127.9 million of net income reported for 1993. Net income per common share was $3.35, a 6.7% improvement over the $3.14 of per share net income for 1993.
     - In the fourth quarter of 1994, Old Kent increased its annualized per share cash dividend rate by 6.9% to $1.24. This marked the 89th consecutive quarter that Old Kent paid a dividend in our twenty-two year history of increased annual dividends.
     - Returns on average equity and average assets for 1994 were 16.04% and 1.33%, respectively. These compare to 1993 returns of 16.65% on average equity and 1.38% on average assets.
     - Loans totalled $6.5 billion at December 31, 1994. This represents a 29.5% increase over the year-ago level.

[Earnings and Dividends Per Share Graph]

     - Improvements in asset quality are reflected in our record performance. Net credit losses were $9.3 million in 1994, or .16% of average total loans, compared to net credit losses of $16.2 million, or .33% of average loans, last year. Also, the provision for net credit losses was $21.2 million for 1994, nearly a 38% reduction from the 1993 provision of $34.0 million.
     - Trust Department revenue reached a record high in 1994, increasing to $41.8 million compared to $40.3 million in 1993.
     - Expansion efforts resulted in a 35% increase in mortgage servicing revenues to $12.7 million in 1994, and almost $1.5 billion of growth in our third-party mortgage servicing portfolio. At year-end 1994, Old Kent Mortgage Company was servicing $4.6 billion of residential mortgages for third-party investors, a 46% increase over the total one year earlier.

Financial results for 1994 include the effects of the acquisitions of Princeton Financial Corp., an Orlando, Florida based mortgage company, and EdgeMark Financial Corporation, a Chicago, Illinois bank holding company. These acquisitions, along with a more detailed analysis of the factors that contributed to Old Kent's record performance, are discussed in the Financial Review beginning on page 21 of this report.

Balance Sheet Integrity

While maintaining our record of profitable growth in 1994, Old Kent also strengthened its balance sheet.

Asset quality continues to be the overriding priority in our growth initiatives. In 1994, we experienced lower nonperforming assets, an





                         -2-

improvement in our delinquency ratios and a low level of charge-offs. Even though we achieved a significant improvement in asset quality, we continued to build our reserve for credit losses to help safeguard our strong capital position.

[Picture of David J. Wagner and John C. Canepa]

Our strong capital base provides support for our internal asset growth and allows us to pursue acquisition opportunities. During the first half of the year, we repurchased 1.9 million shares of our common stock to finance the acquisition of EdgeMark Financial Corporation, headquartered in Chicago, Illinois.

Markets Served and Developed

Old Kent serves more than 100 communities in Michigan and Illinois with over 200 banking offices. We are located in markets which have a highly diversified industrial base supported by a strong work ethic and an appealing quality of life. Approximately 70% of assets are located in western Michigan which gives us a dominant share of that market. The balance of our assets are located in eastern Michigan and northeastern Illinois which provides opportunities for growth through increased market penetration.

     - On May 2, 1994, we completed the acquisition of EdgeMark Financial Corporation whose offices expanded our presence in the growing suburban and downtown Chicago market.
     - On February 1, 1995, we completed our acquisition of First National Bank Corp., whose offices are in Macomb County which is located in the northeastern suburban area of the Detroit market.

Another dimension of our market development strategy is taking our existing strengths in profitable lines of business beyond our traditional Midwest markets. In February, we leveraged our efficiency in mortgage banking with the acquisition of Princeton Financial Corporation, a mortgage originator headquartered in Orlando, Florida. We also opened mortgage offices in San Antonio, Texas, and Columbus, Ohio.

Diversified Revenue Growth

Lending continues to be Old Kent's primary source of earnings despite higher interest rates and competitive pressures which have had an adverse impact on our margins. Last year we achieved significant growth in retail and commercial loans as a result of our presence in strong markets, favorable economic conditions, product differentiation, better utilization of targeted markets and sales techniques.

In order to reduce pressure on our traditional primary earnings sources, we continue to seek ways to diversify our revenue growth by relying less on spread income and generating more of our earnings from fee-based activities. To achieve this diversification, we have allocated more resources to market mutual funds, annuities, insurance products and credit cards, and to upgrade retail and commercial trust products.

                         -3-
To fund our growing commercial and retail earning assets, we have introduced a variety of new deposit products, further building our core deposit base.

Balanced Efficiency

Although Old Kent's efficiency rating is acceptable by industry standards, we see major opportunities and the need for improvement. Low cost and high quality are not mutually exclusive. It is paramount that we be a low-cost producer of quality products and services if we are to gain and maintain a competitive advantage.

There are a variety of productive initiatives under way.

     - The centralization of our consumer loan processing, financial accounting, purchasing and commercial loan processing are internal changes that reduce excessive costs of our operations.
     - Consolidation of our Michigan banks under a single charter will reduce reporting requirements and eliminate redundant administrative tasks.
     - Standardization of our products and procedures have reduced cost and improved the clarity of our communication to customers.
     - Re-engineering is taking place throughout the organization including an upgrade of our customer data base which has improved customer service and provides new cross-selling opportunities.

The savings generated from elimination of non-productive practices enhances earnings and provides resources to invest in new technology. This technology, such as improved delivery systems, not only lowers our cost of distribution but also improves our ability and capacity to fulfill customers' financial needs.

The Challenges of Change

Old Kent's consistent history of profitable growth is a result of our ability to anticipate change and capitalize on opportunities.

We experienced a robust economy in the Great Lakes region in 1994. Although economists predict a growth rate for this area above the national average, it will be more moderate and unstable than what we have experienced recently. This moderate growth rate and cyclical trends reinforce our need to diversify our lines of business in order to generate new revenue opportunities to complement our traditional sources.

There is evidence of positive changes in the legislative and regulatory banking environment at both the state and national level.

     - Michigan passed legislation that allows banks to sell insurance, providing an opportunity for new revenue sources.
     - The new federal interstate banking legislation provides new expansion and efficiency opportunities.

     -    The proposed reduction in the Federal Deposit Insurance
          Corporation premiums could provide us a substantial cost savings.

Although there are further signs of regulatory relief we continue to manage our regulatory obligations, such as the Community Reinvestment Act (CRA), with the same sense of responsibility as we do other disciplines of our business.

The overcapacity of the financial industry will continue to put pressure on Old Kent's margins. Both retail and commercial customers have more options available to fulfill their financial needs. A proliferation of non-bank competitors, who are not burdened with the banking industry's high cost structure and are not subject to the same regulations, continue to permeate profitable lines of business where banks were traditionally sole providers.

There are new and existing challenges facing the banking industry that will widen the gap between high-performing and mediocre banks. Recognizing that tomorrow's financial services will be different from today's, we anticipate and are prepared for new and more dramatic changes. In order to continue our consistent profitable growth, we have added new disciplines to our foundation of strength:

     -    The development of a sales culture
     -    A more efficient delivery system
     -    A sense of urgency in new technology and product development
     -    A reward system based on performance measurements

Future Commitment

Old Kent Financial Corporation has established an enviable history of profitable growth through uninterrupted earnings and dividend increases. The changes impacting the traditional role of the banking industry continue at an unprecedented rate and magnitude.

[Stock Performance Graph]

Old Kent is well positioned for its challenge to continue its timely migration from a traditional bank to a financial services company providing cost-effective delivery of a wide variety of financial products and services. We have qualified leadership in place to take advantage of the opportunities in the market and skilled, service-oriented employees, committed to building productive, long-term customer relationships.

We are aware of what we need to do for our customers and are committed to translate that awareness into a more dynamic, proactive organization. As we move forward and take the necessary actions to manage change, we will pay close attention to the fundamentals which have established Old Kent Financial Corporation's record of high performance.

Initiatives for the future are highlighted by members of our management committee in the narrative section immediately following this letter.

Board of Directors Changes

Mrs. Martha L. Thornton retired from the Board of Directors effective April 1, 1994. We thank Martha for her years of outstanding leadership and dedicated service to Old Kent. She served as a director of Old Kent Financial Corporation since 1990.

We welcome Dick DeVos, President of Amway Corporation, headquartered in Ada, Michigan, as a new member of your Board of Directors. Dick served on the Board of Directors of Old Kent Bank and Trust Company from 1987 until his election to the Old Kent Financial Corporation board effective August 1, 1994.

Annual Shareholders' Meeting

We thank our shareholders for their continued support, our customers for their loyalty and our employees for their strong commitment to customer satisfaction which ultimately translates to increased shareholder value.

We hope you will be able to join us at our annual shareholders' meeting on April 17, 1995.

The meeting will be held in the Pantlind Ballroom of the Amway Grand Plaza Hotel in Grand Rapids.

Sincerely,



s/ John C. Canepa
John C. Canepa
Chairman



s/ David J. Wagner
David J. Wagner
President


On March 1, 1995, with my enthusiastic support, David Wagner succeeded me as Chief Executive Officer of Old Kent. I will continue to serve as Chairman until August of 1997. David's selection is a part of a carefully developed succession plan and is in recognition of his outstanding qualifications - which include over 18 years experience with Old Kent involving virtually every area of our banking organization.

I am extremely delighted that David was chosen to assume these new responsibilities and am confident that under his leadership your Corporation will continue to grow and prosper.

                                       s/ JCC
                                       J.C.C.

Leveraging Old Kent's Strengths

The hallmarks of Old Kent's success have been consistency and disciplined execution of strategies resulting in twenty-two consecutive years of record earnings and dividends since the Corporation was formed in 1972.

Philosophy of Old Kent Financial Corporation

Our corporate mission and culture statements reflect our long-standing commitment to shareholders, customers, employees and the communities we serve. Key tenets of the Corporation's business philosophy are - to maximize the value of shareholders' investment, to meet the needs of customers with quality products and services, to provide a meaningful and challenging work environment for our employees, and to serve communities as a good citizen.

Corporate Mission

Increase shareholder value as a high performing independent financial services company serving select communities with quality products and services.

Corporate Culture

The management of Old Kent has the ultimate responsibility for achieving profit levels which assure the quality of the balance sheet and the continuation of the Corporation, for the benefit of our shareholders, communities we serve and our employees.

Old Kent's purpose is to understand and fulfill the needs of our customer groups resulting in long-term, multiple-service client relationships. This customer-driven purpose requires that we earn and retain the respect, confidence and loyalty of our customers by serving them so that they will benefit from their association with us.

As we look to the future we do so from a position of strength - a well-capitalized corporation with a commitment to sound banking practices and a team of dedicated and competent people. Our new initiatives are undertaken within the framework of our corporate culture and are consistent with Old Kent's benchmark for success - increasing shareholder value.

Profitable Market Development

Old Kent's market development strategy is to expand the scope of the Corporation's franchise through acquisition and to increase penetration in existing service areas. In addition, we have extended lines of business that significantly increase non-interest income beyond our traditional geographic boundaries.

"Prior to its formation as a holding company in 1972, Old Kent was a single bank located in Grand Rapids with $700 million in assets and 37 branch offices. Our acquisition strategy was instrumental in our growth to an $11 billion regional financial services company with more than 200 banking and mortgage offices in five states.

Old Kent will continue to build its banking franchise by establishing meaningful presence in targeted Midwest markets that offer the potential to improve our franchise and increase shareholder value over the long term.

Our strong capital resources and acquisition experience provide a foundation for continuing Old Kent's successful expansion strategy.

Two recent examples of this strategy are our acquisitions of EdgeMark Financial Corporation, a $522 million bank holding company acquired during 1994, and First National Bank Corp., a $531 million bank holding company acquired during the first quarter of 1995. EdgeMark's branches complemented Old Kent's presence in the western suburbs of Chicago and provided Old Kent with two additional banking offices in downtown Chicago. The First National Bank acquisition is particularly important to Old Kent's long-term strategy to increase our suburban Detroit presence. We see this acquisition as a valuable opportunity to take advantage of the growth currently taking place in Macomb County, where First National has 15 offices."

B.P. Sherwood, III - Vice Chairman

"As a result of our market development strategy, Old Kent serves highly diversified markets through a network of banks and full-service branch offices in Michigan and Illinois. We serve both community and metropolitan markets.

Our organizational structure, marketing strategies and business plans are designed to fit their unique retail and commercial customer needs.

The majority of our banks serve community markets which have a relatively smaller and less diverse customer base than large metropolitan service areas. Community bank markets and the expectations of their retail and commercial customers are best suited to building customer relationships as full-service, person-to-person organizations. This traditional approach to community bank markets has made a significant contribution to the financial success of Old Kent.

[Picture of B.P. Sherwood, III, Thomas D. Wisnom and Robert H. Warrington]

By contrast, our metropolitan markets are comprised of a large and diverse customer base which requires a more targeted market approach to create high potential customer relationships. This strategy includes a balanced distribution system of branches and electronic delivery which will result in increased efficiency and effectiveness. Metropolitan markets also lend themselves to a line of business structure that provides a more direct line of communication to and from customers."

Thomas D. Wisnom - Executive Vice President, Community Bank Administration

"To maximize some of Old Kent's most profitable lines of business, we have expanded beyond our current banking service area. For example, we have leveraged our mortgage servicing capacity through the expansion of Old Kent Mortgage Company, which now services loans in 49 states. We recognize the need to increase our loan origination capabilities in order to compete effectively and efficiently in the mortgage banking industry by growing from a regional to a national operation.

We opened several new offices in Florida and Texas, and increased our presence in the Midwest by placing account executives in Indianapolis, Detroit, Minneapolis and St. Louis during 1994. As we continue our expansion strategy, a team of Old Kent people are rethinking the loan origination process in an attempt to reduce costs and shorten the time it takes to close a loan. In support of this goal, Old Kent Mortgage Company has recently entered into an agreement with the Federal Home Loan Mortgage Corporation (Freddie Mac) to utilize its recently developed automated underwriting system.

Old Kent's mortgage banking strategy can be summed up in one word: balance. We believe that by keeping a balance between retail and wholesale loan originations, and by maintaining a balance between the size of our servicing portfolio and our ability to originate loans, we will reduce the risk associated with market volatility in the mortgage industry."

Robert H. Warrington - President, Old Kent Mortgage Company

Generation of Earning Assets

Generating quality earning assets provides the foundation for consistent, profitable growth which protects Old Kent's strong capital base. Managing risk is the fundamental discipline of our credit culture.

"Old Kent's history of success is primarily a result of our orientation toward the mid-size business market. To achieve future growth of earning assets and fees will require a more balanced mix of diverse segments of the commercial market and consumer lending.

We are building new relationships with small businesses through a variety of loan and non-credit services that support their growth. We have recently improved our cash management services by offering an electronic banking package that allows our commercial customers the convenience to access us at any time. We are also offering international trade services to customers involved in the Midwest's expanding import/export industry.

In addition to our commercial loan growth, we experienced a substantial increase in our consumer loan portfolio in 1994, and we expect that trend to continue. Part of this can be attributed to our increased market penetration resulting from Old Kent's recent bank acquisitions. We also




                         -9-
reintroduced a more competitive credit card which is being well received by our customers and continued to effectively market our consumer loans through our extensive branch system."

David A. Dams - Executive Vice President, Corporate Banking, Old Kent Bank

[Picture of David A. Dams and Ralph W. Garlick]

"Asset quality is the overriding priority in Old Kent's loan growth strategy. Staying close to our customers is critical to maintaining both high service standards and asset quality. Our strong credit culture incorporates the fundamental disciplines of sound underwriting standards, a successful credit risk management program, a diversified customer base and knowledgeable, experienced loan officers.

The loan review process is a key element of Old Kent's loan quality program
- early identification of marginal loans, followed by a thorough evaluation and implementation of appropriate actions in a timely manner.

We are implementing an aggressive plan to expand our lending in the metropolitan Chicago and Southeastern Michigan markets. We know these markets, understand their competitive environment and believe they present significant growth opportunities. Old Kent's disciplined underwriting will provide the basics needed to continue our history of quality loan generation. Our commitment to asset quality is non-negotiable."

Ralph W. Garlick - Executive Vice President and Senior Credit Officer

Diversified Revenue Growth

Focusing on new revenue opportunities is a result of changing customer needs and increased competition. The reallocation of resources toward our most profitable markets and lines of business will have a positive impact on Old Kent's earning opportunities. These revenue streams must complement traditional revenue sources and place emphasis on generating new fee income.

"Much of the change associated with banking is attributed to increased competition and advances in technology. The most dynamic aspect of retail banking is how much and how fast consumer expectations continue to change. We must anticipate the implications these changes will have on our future service needs, and be prepared to act quickly to implement new strategies which provide customers the value they expect.

Old Kent's strategy is to work as a team with our banks and market managers to deliver a consistent level of service throughout the organization, while sharing valuable information and local market solutions with each other. Through this teamwork we were able to completely revamp our credit card product and, as a result, we doubled the size of that portfolio. We are also continuing to improve our delivery of services by upgrading our telephone information center and automated teller machine technology."



                         -10-
David L. Kerstein - Executive Vice President, Retail Banking

"Old Kent needs to find new ways to attract core deposits to fund the anticipated growth of earning assets. Our focus is to offer and price our products in ways that recognize the value of our customers' banking relationships. This strategy benefits our customers and generates additional sources of profit for Old Kent.

The banking industry has experienced the loss of traditional consumer deposits in recent years. At Old Kent, we have taken direct action to attract funds by addressing consumer concerns about value and flexibility, especially in our certificate of deposit (CD) product line. We introduced two new CD products that addressed fluctuation in market rates and alleviated traditional penalties for early withdrawal. These highly successful products are examples of satisfying customers' needs and being rewarded by increased market share."

Leigh I. Sherman - Senior Vice President, Marketing

[Picture of Leigh I. Sherman, David L. Kerstein and E. Philip Farley]

"The Trust Department continues to focus on new revenue opportunities by adding products to meet the changing needs of individuals and corporations.

In the coming year, two new bond funds of a slightly longer maturity will be introduced providing our clients with enhanced income opportunity. Our state of the art 401(k) product was introduced in 1994, increasing our sales by over 30 percent. Utilizing this experience, we now offer an investment management plan which was developed for the retail market, including the growing retirement, inheritance and IRA rollover segments.

As part of Old Kent's sales culture, our commercial loan officers' strong relationships with their clients enable them to sell our retirement products, while the branch system will be utilized to sell our retail investment plan. In addition, the metropolitan Chicago and Detroit markets have been targeted for increased sales through staff additions in the trust area. Customer sales and service will continue to be our focus as we develop strategies to grow our trust and investment management business."

E. Philip Farley - Executive Vice President, Investment and Trust
Management Services Old Kent Bank

Balanced Efficiency

In order to maintain a competitive advantage, Old Kent must continue to be an efficient low-cost producer of quality services. The major components of this strategy are cost reduction, re-engineering traditional tasks, and the utilization of technology. These efficiencies must be achieved while maintaining Old Kent's overriding corporate culture of meeting the needs of our customers with quality products and service.




                         -11-
"To successfully make the transition from traditional banking to a financial services company requires a progressive organizational structure. A viable organization must be flexible and maximize the potential of its human, financial and physical resources without compromising customer satisfaction and shareholder value.

The recent consolidation of our 15 Michigan charters into one charter allowed Old Kent to structure its business more efficiently. At the same time, we began to organize by size of markets and lines of business, rather than by geographical location. We are creating a retail and mortgage line of business structure within our major markets which is similar to the way we have organized our trust and bank card services. This helps us meet the needs of customers efficiently, regardless of their location, and allows for high quality automated service. This new structure also provides a barrier-free channel between the management of these lines of business and our customer-contact employees."

Robert L. Sadler - Vice Chairman

"As we address future challenges, profitable growth will depend on our ability to balance expense reduction with investment in high potential opportunities.

Our competitive environment includes an increasing number of non-bank financial institutions with low cost structures. If their competitive advantage continues, it will have a detrimental effect on our ability to maintain and grow future profitable market share.

[Picture of Kevin T. Kabat, Richard W. Wroten and Robert L. Sadler]

We are involved in a number of efforts to improve our competitive position by reducing our operating expenses. The centralization of our consumer loan processing, financial accounting, purchasing and commercial loan processing have reduced costs by 30 to 40 percent without compromising customer satisfaction. In addition, our extensive branch network is continually being analyzed to determine if there are more efficient methods of distribution. At the same time that we are reducing our operating expenses, we are also focusing on investments to increase the revenue component of the earnings equation."

Richard W. Wroten - Executive Vice President and Chief Financial Officer

"We are reviewing in depth all of our operations in order to develop and implement actions that improve Old Kent's productivity and quality of service. Through re-engineering and applications of technology, we can increase efficiency by reducing our costs and improving customer service.

Task forces of people throughout the organization continue to work on projects including centralization and consolidation activities which improve efficiency and are transparent to our customers. More apparent to our customers is the standardization of products and procedures which improves the clarity and impact of our communication.


                         -12-
Technology is a strategic resource that is being coupled with re-engineering to provide a competitive advantage. We continue to invest in multi-faceted technology which increases multiple product sales through our upgraded customer data base, improves service quality, and provides more effective customer communication and product delivery systems."

Kevin T. Kabat - Executive Vice President, Retail Administration and Corporate Technology

Strategic Vision and Human Resources Development

In order to succeed in a rapidly changing financial services environment, Old Kent must continue to employ strategic vision and develop the human resources required in a culture focused on customer satisfaction.

"Old Kent will continue our long-standing commitment to the selection and development of people that have the ability to manage change by anticipating customer needs and translating them into profitable growth.

The transition from a traditional bank to a financial services company requires a strategic investment in our human resources. The process begins with training our existing staff to acquire the new skills needed for our emerging lines of business as well as our community and metropolitan banks. Development of sales skills and service quality will receive our highest priority. In addition, we will continue to hire people with the leadership and talent necessary to sustain our successful earnings record.

This investment in human resources will have a positive impact on our employees who will benefit from broader career opportunities and a reward system that pays for performance."

Charles W. Jennings, Jr. - Senior Vice President, Human Resources

"Old Kent's strategic planning process is conducted within the framework of our culture and mission statements. This provides the unified vision needed to guide us through an array of challenges which focuses our resources on customer satisfaction and shareholder value.

[Picture of Charles W. Jennings, Jr. and Martin J. Allen, Jr.]

The plan is a compilation of the input of 70 members of management from throughout the corporation and its board of directors. The process assesses our current situation, provides future assumptions to reduce risk and identifies Old Kent's strengths and vulnerabilities. From this situation analysis we develop our long-term core strategies which we define as the relatively few things that really matter in order to achieve our mission. Finally, we establish what we are going to do about our core strategies by developing measurable strategic actions.

The purpose of our planning process is to provide consistent direction without impairing the employee empowerment and entrepreneurship needed to develop and execute meaningful strategies throughout Old Kent's organization."

                         -13-
Martin J. Allen, Jr. - Senior Vice President, Corporate Planning and
Development

Old Kent Affiliates

Old Kent Financial Corporation is a bank holding company headquartered in Grand Rapids, Michigan. As of December 31, 1994, its banks operated 181 full-service offices in Michigan and 26 in Illinois. Old Kent Financial Corporation, in its broader role as a financial services company, also operated six non-banking affiliates at December 31, 1994.

[Michigan Map]

Corporate Headquarters
     Old Kent Financial Corporation
     One Vandenberg Center
     Grand Rapids, Michigan 49503

International Office
     Old Kent Bank
     (Grand Cayman Island, British West Indies)

Banking
Michigan
     Old Kent Bank (Michigan)
     Robert L. Sadler, President
       and Chief Executive Officer
     Headquartered in Grand Rapids, MI

          Old Kent Bank - Big Rapids
          Jerry J. Fouts, President

          Old Kent Bank - Cadillac
          Jack D. Benson, President

          Old Kent Bank - Central (Owosso)
          C. William Whitlock, Jr., President

          Old Kent Bank - East (Brighton)
          James W. Giffin, President

          Old Kent Bank - Gaylord
          Charles L. Berlin, President

          Old Kent Bank - Grand Rapids
          Robert L. Sadler, President

          Old Kent Bank - Grand Traverse (Traverse City)
          John D. Paul, President





                         -14-
          Old Kent Bank - Hillsdale
          Wallace L. Tupper, President

          Old Kent Bank - Holland
          Richard M. Lievense, President

          Old Kent Bank - Lansing
          William Coultas, President

          Old Kent Bank - Ludington
          Theresa W. Erickson, President

          Old Kent Bank - Metro Detroit (Southfield)
          Ralph W. Garlick, President

          Old Kent Bank - Petoskey
          Randy B. Crim, President

          Old Kent Bank - Southeast (Trenton)
          James P. Raffenaud, President

          Old Kent Bank - Southwest (Kalamazoo)
          Theodore F. McCarty, President

          Old Kent Bank - St. Johns
          Robert E. Thompson, President

          Old Kent Bank - West (Grand Haven)
          Ted A. Poulton, President

     First National Bank in Macomb County*
     Harold W. Allmacher, President
       and Chief Executive Officer
     Headquartered in Mount Clemens, MI

* Acquired February 1, 1995.

Illinois
     Old Kent Bank (Illinois)
     Michael J. Whalen, President
       and Chief Executive Officer
     Headquartered in Elmhurst/Chicago, IL

     First National Bank of Lockport
     Joseph J. Wallace III, President
       and Chief Executive Officer
     Headquartered in Lockport, IL







                         -15-
Non-Banking
Hartger & Willard Mortgage Associates, Inc.
William L. Ford, President
Grand Rapids, MI
     Bloomfield Hills, MI

Old Kent Brokerage Services, Inc.
David A. Bushen, President
Grand Rapids, MI

Old Kent Financial Life Insurance Company
R. Jay Palmer, President
Grand Rapids, MI

Vanguard Financial Service Corp.
Frank J. Bonfiglio, President
Lombard, IL
     Chino Hills, CA
     Boston, MA
     Grand Rapids, MI
     Southfield, MI
     Traverse City, MI
     Plano, TX

Old Kent Mortgage Company
  Old Kent Mortgage Services, Inc.
Robert H. Warrington, President

Grand Rapids, MI
     Miami, FL
     Orlando, FL
     Tampa, FL
     Chicago, IL
     Indianapolis, IN
     Detroit, MI
     Minneapolis, MN
     St. Louis, MO
     Columbus, OH
     San Antonio, TX
     Austin, TX

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)
                                        1994         1993         1992         1991         1990
For the Year
Net interest income               $   432,438   $  406,740   $  385,608   $  339,198   $  311,253
Provision for credit losses            21,165       33,997       57,712       39,812       32,097
Net income                            136,107      127,902      111,091       92,981       87,476
Cash dividends                         47,992       43,380       36,413       31,492       29,041


                         -16-
Average for the Year
Assets                            $10,247,217   $9,253,633   $8,761,913   $8,347,108   $7,975,849
Deposits                            8,340,117    7,643,634    7,286,655    7,008,896    6,716,032
Loans                               5,721,341    4,889,092    4,966,622    5,173,142    5,186,627
Total interest-earning assets       9,562,257    8,626,939    8,202,828    7,798,733    7,413,607
Long-term debt                          1,202        2,994       31,176       77,644       83,313
Common stock, capital surplus
  and retained earnings (1)           848,563      768,161      683,830      638,106      585,997
Total shareholders' equity (2)        845,518      768,161      683,830      638,106      585,997
At Year-End
Assets                            $10,946,446   $9,855,704   $8,698,574   $8,826,139   $8,205,041
Deposits                            8,957,551    7,971,152    7,253,540    7,313,979    6,960,865
Loans                               6,497,997    5,016,686    4,907,629    5,111,369    5,317,998
Long-term debt                          1,119        1,215       16,217       74,734       80,937
Common stock, capital surplus
  and retained earnings (1)           898,891      812,767      726,277      672,610      607,636
Total shareholders' equity (2)        859,496      812,767      726,277      672,610      607,636
Per Common Share (in dollars)
Net Income:
  Primary                         $      3.35   $     3.14   $     2.75   $     2.31   $     2.19
  Fully diluted                          3.35         3.14         2.71         2.21         2.08
Cash dividends                         1.1800       1.0700       0.9033       0.7867       0.7233
Book value at year-end based on:
  Common stock, capital surplus
    and retained earnings (1)           22.17        20.05        17.96        16.75        15.22
  Total shareholder's equity (2)        21.20        20.05        17.96        16.75        15.22
Dividend payout ratio                    35.2%        34.1%        33.3%        35.6%        34.8%
Performance Ratios
Return on average total
  equity (1)                            16.04%       16.65%       16.25%       14.57%       14.93%
Return on average assets                 1.33         1.38         1.27         1.11         1.10
Average total equity to
  average assets (2)                     8.25         8.30         7.80         7.64         7.35
Yield on average interest-
  earning assets                         7.64         7.74         8.48         9.73        10.54
Cost of average interest-
  bearing liabilities                    3.58         3.45         4.25         6.05         7.13
Average net interest spread              4.06         4.29         4.23         3.68         3.41
Average net interest margin              4.60         4.80         4.80         4.47         4.36
Capital Ratios at Year-End
Equity to assets                         7.85%        8.25%        8.35%        7.62%        7.41%
Leverage ratio                           7.32         7.78         7.83         7.06         6.80
Risk-based capital ratio
  - Tier 1                              10.90        12.73        12.82        11.11         9.59
Risk-based capital ratio
  - Tiers 1 & 2                         12.17        13.99        14.13        13.36        12.21
Credit Quality Ratios
Allowance for credit losses
  to total loans                         2.49%        2.81%        2.46%        1.70%        1.37%
Nonperforming assets to total
   loans and other real
   estate owned                          1.04         1.36         1.76         2.16         1.97


                         -17-
Nonperforming assets to total
 assets                                  0.62         0.69         0.99         1.25        1.28
Allowance for credit losses to
 nonperforming assets                     238          206          140           79           70
Net charge-offs to average loans         0.16         0.33         0.48         0.50         0.46

The acquisitions of EdgeMark Financial Corporation on May 2, 1994 and Princeton Financial Corp. on
March 1, 1994, were accounted for as purchase transactions.  Accordingly, the above financial information includes these purchases from their dates of acquisition.

(1) excludes unrealized loss on securities available-for-sale
(2) includes unrealized loss on securities available-for-sale

Financial Review

This financial review presents management's discussion and analysis of financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements beginning on page 52 and the five year summary of selected financial data on page 20.

Overview

Net income for 1994 was $136.1 million, the highest in Old Kent's twenty-two year history as a bank holding company. This represented a 6.4% increase over net income of $127.9 million for 1993. Fully diluted net income per share was $3.35 for 1994, up by 6.7% over the $3.14 fully diluted net income per share for 1993. Old Kent has reported increases in its annual per share earnings in each of the twenty-two years since the holding company was formed in 1972. Net income has increased at a compound annual growth rate of 9.8% over the last five years, and fully diluted net income per common share has grown at an annual compound rate of 11.7% over that same period.

[Net Income Graph]

Effective with the fourth quarter of 1994, the quarterly cash dividend rate on common stock was increased to $.31 per share. The new annualized rate of $1.24 per share is 6.9% greater than the rate paid in the fourth quarter of 1993. Old Kent has paid increased cash dividends in each of its twenty-two years. The compound annual growth rate for the Corporation's per share dividend payment for the last five years is 13.1% and the dividend payout ratio has averaged 34.6% over that same period of time.

[Net Income Per Common Share Graph]

Old Kent's corporate culture is geared toward maximizing shareholder value. The accompanying graph compares the performance of Old Kent Common Stock with the S&P 500 and the KBW 50 indices. The total return as shown in this graph is measured using both stock price appreciation and the effect of continuous reinvestment of dividend payments. The S&P 500 index includes



                         -18-
the performance of 500 individual stocks selected by Standard & Poor's Corporation to be a representative indicator of a broad base of industries whose stocks are traded and available to the investing public. The KBW 50 index is based upon the stock performance of 50 large banks selected by Keefe, Bruyette & Woods, Inc., specialists in the banking and thrift industries. The total return of the KBW 50 index is calculated in the same manner as the S&P 500 index. As indicated on the accompanying graph, Old Kent's stock performance on a total return basis compares favorably with the total return of the broad based S&P 500 index as well as the banking industry specific KBW 50 index. The graph indicates that an initial $100.00 investment in Old Kent Common Stock on December 31, 1989, would be worth $196.40 on December 31, 1994 providing that all quarterly dividends paid within the intervening five year period were reinvested in Old Kent Common Stock at the market prices in effect when dividends were paid. This increase in value is equivalent to a compound annual return of 14.5% over those five years for such an investment in Old Kent Common Stock compared to 8.7% for the S&P 500 index and 7.7% for the KBW 50 index.

[Five Year Total Return Graph]

The Corporation's return on average total equity in 1994 was 16.04%, compared to an equity return of 16.65% for 1993. Old Kent's return on equity has averaged 15.7% over the past five years. Old Kent's return on average assets was 1.33% for 1994 compared to 1.38% in 1993, and has averaged above 1.2% over the last five years.

Steady annual earnings increases have been attributable to balance sheet growth and to increases in non-interest income. Total average interest-earning assets increased by $935 million, or 10.8% in 1994 and by $424 million, or 5.2%, in 1993. Over the last five years, total average interest-earning assets have increased at a compound annual growth rate of 5.3%. Interest-earning assets primarily consist of securities (defined in this discussion to include those classified as available-for-sale and those classified as held-to-maturity) and loans. Average securities increased by $209 million, or 6.4%, in 1994 and by $214 million, or 7.0%, in 1993. In 1994, total loans averaged $5,721 million, up by $832 million, or 17% more than 1993. In 1993, average total loans were $4,889 million, a 1.6% decrease from 1992. The 1994 increases in total average interest-earning assets and total average loans were the result of acquisitions (as discussed below) and improved loan demand. The 1993 increase in total average interest-earning assets was primarily the result of acquisitions. The modest decrease in total average loans in 1993 was the result of relatively low levels of loan demand which continued a trend of the preceding year.

[Return on Average Equity Graph]

Business of the Corporation

Old Kent is a bank holding company. The services offered by Old Kent's subsidiaries cover a wide range of banking and fiduciary services. These include commercial, mortgage, and retail loans, business and personal


                         -19-
checking accounts, savings and individual retirement accounts, time deposit instruments, automated teller machines and electronically accessed banking services, credit and debit cards, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, credit life insurance, personal investment and brokerage services and corporate and personal trust services.

The principal sources of revenues for Old Kent are interest and fees on loans, which accounted for 54.5% of total revenues in 1994, 49.7% in 1993, and 53.5% in 1992. Interest on securities is also a significant source of revenue, accounting for 25.8% of revenues in 1994, 28.9% in 1993, and 29.7% in 1992. The Corporation's principal markets are in the lower peninsula of the state of Michigan which represented approximately 80% of total deposits and approximately 83% of total loans at December 31, 1994. Old Kent has had no foreign loans at any time during the last five years. The foreign activities of the Corporation primarily involve time deposits with banks and placements for domestic customers of the banks. These activities did not significantly impact the Corporation's financial condition or results of operations.

[Return on Average Assets Graph]

Mergers and Acquisitions

Much of Old Kent's growth has been a result of acquisitions. The primary method of expansion into new markets has been through acquisitions of other financial institutions, or branches. Some restrictions on bank expansion have been relaxed and further expansion into new markets will likely continue through acquisitions of other financial institutions. The following is a summary of Old Kent's significant merger and acquisition activity during the last three years.

Effective May 2, 1994, Old Kent acquired EdgeMark Financial Corporation (EdgeMark) (Chicago, Illinois). Old Kent exchanged 1,917,566 shares of its common stock for all of the outstanding EdgeMark common stock. The aggregate value of the Old Kent common stock issued was approximately $62.6 million. When acquired, EdgeMark had total assets of $522 million and deposits of $456 million. This purchase expanded Old Kent's presence in the Chicago area market by adding six banking offices in the west and southwest suburbs and two offices in downtown Chicago.

On March 1, 1994, Old Kent purchased Princeton Financial Corp. (Princeton) which was subsequently merged into Old Kent Mortgage Company, a wholly owned subsidiary of the Corporation. Princeton, now operating under the Old Kent name, originates and sells residential mortgages, while retaining a substantial portion of the servicing rights. When acquired, Princeton had total assets of approximately $70 million and serviced residential mortgages of approximately $360 million for third-party investors.

Old Kent acquired all of the outstanding common stock of University Financial Corporation (Elgin, Illinois) for a purchase price of $12.5 million effective January 1, 1993. University Financial Corporation owned


                         -20-
First Federal of Elgin, F.S.A. which, upon acquisition, was merged into Old Kent Bank (Illinois). When acquired, University Financial Corporation had total assets of approximately $275 million and approximately $198 million of total deposits. Also acquired were five banking offices located in Elgin, Dundee, and Hampshire which increased Old Kent's market presence in the northern half of Kane County, Illinois. In addition, Old Kent acquired rights to service approximately $827 million of residential mortgage loans for third-party investors in this transaction.

On September 27, 1992, Old Kent Bank (Michigan), Old Kent's largest affiliate, acquired five banking offices located in the Lansing, Michigan area and their related deposits, which totalled approximately $53 million at the time of acquisition. The acquired offices are located in Lansing, East Lansing, Okemos and Holt, Michigan. Old Kent purchased the associated tangible and intangible assets from a federally insured savings bank for a price of $4.6 million.

Old Kent also had an acquisition pending at December 31, 1994. Effective February 1, 1995, Old Kent acquired First National Bank Corp. (First National), based in Mount Clemens, Michigan. As a result of this pooling-of-interests transaction, Old Kent will have increased its outstanding common stock by issuing approximately 2.6 million of its shares in exchange for all of the outstanding shares of First National. At December 31, 1994, this Macomb County based bank had total assets of $531 million, deposits of $472 million and equity of $37 million. First National's 15 banking offices are located in the attractive suburban market northeast of Detroit and will complement Old Kent's existing presence in eastern Michigan.

Summary of Operating Results

The following is a summary of the major components of the Corporation's operating results for the last five years:

Year ended December 31 (in thousands)        1994        1993        1992        1991        1990
Net interest income                        $432,438    $406,740    $385,608    $339,198    $311,253
Add: taxable-equivalent adjustment            7,339       7,438       8,168       9,717      11,734
Taxable-equivalent net interest income      439,777     414,178     393,776     348,915     322,987
Provision for credit losses                 (21,165)    (33,997)    (57,712)    (39,812)    (32,097)
Other income                                151,501     146,790     128,046     113,467     100,972
Other expenses                             (357,894)   (325,980)   (291,985)   (279,482)   (256,920)
Income taxes, including
  taxable-equivalent adjustment             (76,112)    (73,089)    (61,034)    (50,107)    (47,466)
Net income                                 $136,107    $127,902    $111,091    $ 92,981    $ 87,476

The following table summarizes the relative contribution to fully diluted net income per common share of the various components of net income for the last three years:


                         -21-

Contribution to Fully Diluted Net Income Per Common Share
                                                                          Increase(Decrease)
(FTE - Fully taxable equivalent amount                                     1994 to  1993 to
per share on a fully diluted basis)            1994       1993      1992    1993      1992
Net interest income - FTE                     $10.64    $ 9.98    $ 9.38   $  .66    $  .60
Provision for credit losses                     (.52)     (.83)    (1.40)     .31       .57
Net interest income after
  provision for credit losses - FTE            10.12      9.15      7.98      .97      1.17
Trust income                                    1.03       .99       .93      .04       .06
Service charges on deposit accounts              .81       .73       .64      .08       .09
Credit card transaction revenue                  .55       .40       .33      .15       .07
Mortgage servicing revenue                       .31       .23       .15      .08       .08
Mortgage banking gains                           .18       .51       .36     (.33)      .15
Security transactions                            .02       .04       .14     (.02)     (.10)
Other                                            .82       .70       .56      .12       .14
Total other income                              3.72      3.60      3.11      .12       .49
Adjusted gross income after
  provision for credit losses - FTE            13.84     12.75     11.09     1.09      1.66
Salaries and employee benefits                 (4.01)    (3.58)    (3.22)    (.43)     (.36)
Occupancy                                       (.64)     (.55)     (.48)    (.09)     (.07)
Equipment                                       (.54)     (.46)     (.41)    (.08)     (.05)
FDIC deposit insurance                          (.45)     (.40)     (.39)    (.05)     (.01)
Interbank credit card transaction fees          (.39)     (.27)     (.21)    (.12)     (.06)
Nonrecurring charges                               -      (.04)     (.18)     .04       .14
Other                                          (2.77)    (2.70)    (2.21)    (.07)     (.49)
Total other expense                            (8.80)    (8.00)    (7.10)    (.80)     (.90)
Income before income taxes - FTE                5.04      4.75      3.99      .29       .76
Applicable income taxes - FTE                  (1.69)    (1.61)    (1.28)    (.08)     (.33)
Fully diluted net income
  per common share                            $ 3.35    $ 3.14    $ 2.71   $  .21    $  .43
Change in fully diluted net income
  per common share calculated using
  previous year average fully diluted
  shares outstanding                                                       $  .21    $  .40
Change in average fully diluted shares
  outstanding                                                                   -       .03
Change in fully diluted net income
  per common share                                                         $  .21    $  .43

Net Interest Income

In the previous summaries, the taxable-equivalent adjustment increases tax-exempt income to an amount equivalent to interest income subject to income taxes at statutory rates. The federal income tax rate was 35% for 1994 and 1993, and 34% for the preceding years. The increase of $25.6 million in taxable-equivalent net interest income for 1994 is primarily due to an increase in total average earning assets. During 1994, total average



                         -22-
interest-earning assets increased by $935 million, or 10.8%. In that same period, total average interest-bearing liabilities increased to a lesser extent, $766 million or 10.4%.

The following table sets forth the changes in interest income and interest expense as they relate to changes in volume and changes in rate:

                                   1994 Compared to 1993           1993 Compared to 1992
                                     Increase (Decrease)*            Increase (Decrease)*
                                 Change in                      Change in
(Fully taxable-equivalent,        Income/   Due to    Due to     Income/   Due to     Due to
in thousands)                     Expenses   Volume     Rate     Expenses   Volume      Rate
 Interest-Earning Assets:
Loans (including mortgages
  held- for-sale)                $72,340   $64,460   $ 7,880   ($17,677)  $17,315   ($34,992)
Taxable securities                (8,287)   13,671   (21,958)    (7,404)   16,702    (24,106)
Tax-exempt securities                558     1,136      (578)    (1,769)     (180)    (1,589)
Interest-earning deposits         (2,971)   (2,587)     (384)      (238)      470       (708)
Federal funds sold and
  resale agreements                2,291     1,121     1,170       (410)       68       (478)
Trading account securities          (767)   (1,263)      496       (406)      (17)      (389)
Change in Interest Income         63,164    76,538   (13,374)   (27,904)   34,358    (62,262)
Interest-Bearing Liabilities:
Savings deposits                  (3,271)    4,564    (7,835)   (13,606)    8,294    (21,900)
Time deposits:
Negotiable                        28,449    14,903    13,546     (2,070)    5,670     (7,740)
Foreign                            3,545     1,223     2,322     (1,466)     (419)    (1,047)
Other                             (7,763)   (1,347)   (6,416)   (28,946)   (9,113)   (19,833)
Federal funds purchased and
  repurchase agreements            2,617    (1,182)    3,799     (5,668)   (3,385)    (2,283)
Other borrowed funds              14,133     9,880     4,253      4,598     5,068       (470)
Long-term debt                      (145)     (174)       29     (1,148)   (1,867)       719
Change in Interest Expense        37,565    27,867     9,698    (48,306)    4,248    (52,554)
Change in Net Interest Income    $25,599   $48,671  ($23,072)   $20,402   $30,110   ($ 9,708)

* The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

[Net Interest Income Margin & Spread Graph]

[Average Earning Assets Graph]

Net interest margin is calculated by dividing taxable-equivalent net interest income by average interest-earning assets. Interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest margin was 4.60% in 1994 compared to 4.80% for 1993. The interest spread was 4.06% for 1994, down from 4.29% for 1993. The average yield on interest-earning assets decreased


                         -23-
to 7.64% in 1994 from 7.74% in 1993, a decrease of .10%. In contrast, the average cost of interest-bearing liabilities increased by .13%. The average cost of interest-bearing liabilities was 3.58% in 1994 compared to 3.45% in 1993. The reduced asset yield and increased liability cost resulted in a .20% net interest margin decrease.

The increase of $20.4 million in taxable-equivalent net interest income in 1993 is primarily attributable to increased average earning assets. During 1993, total average interest-earning assets increased by $424 million, or 5.2%. In that same period, total average interest-bearing liabilities increased to a lesser extent, $254 million or 3.6%. The net interest margin was 4.80% for both 1993 and 1992. The net interest spread for 1993 was 4.29% compared to 4.23% for 1992. The yield on average interest-earning assets was 7.74% for 1993 compared to 8.48% for 1992, a decrease of .74%. The cost of interest-bearing liabilities declined by .80%. The average cost of interest-bearing liabilities decreased to 3.45% in 1993 from 4.25% in 1992. Hence, the interest spread improved by .06% in 1993 as compared to 1992.

[Average Interest-Bearing Liabilities Graph]

                                                                    Three month
                                    Prime Interest Rate      U.S. Treasury Bill Rate
Percentage Rate                   1994     1993     1992     1994     1993     1992
Simple average during year        7.14%    6.00%    6.25%    4.35%    3.08%    3.41%
At December 31                    8.50%    6.00%    6.00%    5.69%    3.05%    3.14%

As indicated above, interest rates were relatively stable during 1993 and 1992. However, during 1994 interest rates began to rise. The 1994 rate increases had a greater impact on Old Kent's funding costs than on its asset yields. The interest rate environment is significantly impacted by the health of the national economy and the monetary policies of the Federal Reserve System which, during 1994, largely influenced interest rate increases as shown above.

There are a number of factors which affect net interest income, including the mix of interest-earning assets, the mix of interest-bearing liabilities, and the interest rate sensitivity of the various categories. As of December 31, 1994, Old Kent's management believes that the Corporation is essentially neutral to changes in interest rates. This means that net interest income would not be materially impacted by upward or downward movements in prevailing interest rates within anticipated ranges. A discussion of the Corporation's liquidity and interest rate sensitivity appears on page 39 of this report.






                         -24-
Analysis of Net Interest Income

The following table allocates net interest income to interest-earning assets by showing how much was attributable to interest-bearing liabilities, and how much was attributable to non-interest-bearing liabilities and equity capital. The interest spread on earning assets funded by interest-bearing liabilities is simply the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The interest spread on earning assets funded by non-interest bearing liabilities and equity is the average yield on earning assets.

(Fully taxable-equivalent,
dollars in millions)
                                1994                      1993                      1992
                     Average            Net     Average             Net   Average            Net
                     Earning Interest Interest  Earning Interest Interest Earning Interest Interest
                     Assets   Spread   Income   Assets   Spread   Income  Assets   Spread   Income
Source of Funding:
Interest-bearing
 liabilities        $8,113.0   4.06%   $329.4   $7,346.8   4.29%   $315.1  $7,092.7  4.23%   $300.0
Non-interest
 -bearing
 liabilities and
 equity capital      1,449.3   7.64%    110.4    1,280.1   7.74%     99.1   1,110.1  8.48%     93.8
Total               $9,562.3           $439.8   $8,626.9           $414.2  $8,202.8          $393.8

The following table shows the relative importance of changes in interest spread, earning asset volumes and changes in funding sources:

(Fully taxable-equivalent,
dollars in millions)
                    1994 Over (Under) 1993      1993 Over (Under) 1992     1992 Over (Under)1991)
                    Average            Net      Average            Net     Average            Net
                    Earning  Interest Interest   Earning Interest Interest Earning Interest Interest
                    Assets    Spread   Income    Assets   Spread   Income  Assets   Spread   Income
Source of Funding:
Interest-bearing
 liabilities        $766.2     (.23%)   $14.3     $254.1    .06%    $15.1   $315.3    .55%    $50.5
Non-interest
 -bearing
 liabilities and
 equity capital      169.2     (.10%)    11.3      170.0   (.74%)     5.3     88.8  (1.25%)    (5.6)

Total               $935.4              $25.6     $424.1            $20.4   $404.1            $44.9



                         -25-
Loan Portfolio

As a financial intermediary, the acceptance and management of credit risk is an integral part of Old Kent's business activities. The Corporation has established strict credit underwriting standards. These standards include a policy of granting loans only within Old Kent's defined market areas and prohibition of foreign loans. Lending standards are codified in a comprehensive lending policy which is uniform throughout the organization. Old Kent's lending staff is highly skilled and experienced. The Corporation's conservative lending philosophy is implemented through strong administrative and reporting requirements. Old Kent maintains a centralized, independent loan review function which monitors asset quality at each of Old Kent's subsidiary banks. The Corporation also employs a centralized group of specialists which assists the subsidiary banks in resolving troubled loans. One of Old Kent's strengths is its diversified loan portfolio. Approximately one-half of Old Kent's loan assets are comprised of credits granted to consumers in the form of residential mortgages and a variety of other consumer credit products, such as credit cards, educational loans, and other open and closed-end consumer financings. Loans to commercial borrowers represent approximately one-half of Old Kent's loan portfolio. These loans are grouped by their nature and industry diversification as non-real estate related and as real estate related.

At December 31, 1994, Old Kent's commercial loan and lease portfolio, excluding real estate related loans, approximated $1.7 billion, or about 27% of total loans. Loans to manufacturers represented the largest component at only 26% of total non-real estate commercial loans. These loans are diversified among a large number of borrowers who produce a wide variety of durable and non-durable goods.

[Commercial Loans Graph]

Commercial real estate and construction loans at December 31, 1994, aggregated approximately $1.4 billion, or 21% of total loans. These loans have been grouped as owner occupied (borrowers who occupy and utilize the loan related property in their respective businesses) and as non-owner occupied (borrowers whose principal purpose of ownership lies in the production of rental receipts from the related property). As indicated, loans to the various categories of owner-occupied properties were 38% of commercial real estate and construction loans and loans for non-owner occupied properties were 62% of that total. Non-owner occupied loans totalled $0.8 billion, or 13% of total loans and are distributed over a diverse base of borrowers. The largest grouping within non-owner occupied loans was housing related loans at 17% of total commercial real estate and construction loans.

[Commercial Real Estate and Construction Loans Graph]






                         -26-
Old Kent has no foreign loans. In addition, Old Kent's policy is to be extremely restrictive in granting credit to borrowers in businesses which are highly cyclical, such as agriculture and petroleum production, and the Corporation is extremely selective in participating in loan syndications.

[Distribution of Loans Graph]

The following table summarizes the components of the Corporation's total loans at December 31 for each of the last five years:

December 31 (dollars in millions)    1994       1993       1992       1991       1990
Commercial, financial and
  agricultural loans               $1,608.4   $1,351.7   $1,210.5   $1,227.3   $1,603.0
Real estate loans - commercial      1,185.5    1,168.0    1,155.7    1,217.1    1,185.7
Real estate loans - construction      194.5      136.6      177.4      181.2      141.7
Real estate loans - residential
  mortgages (including home
  equity loans)                     1,621.6    1,180.9    1,401.2    1,510.7    1,391.9
Consumer loans                      1,674.8    1,062.0      855.5      864.3      896.3
Credit card loans                     102.2       62.4       60.9       69.9       58.4
Lease financing                       110.8       55.1       46.6       40.9       40.9
Total loans                        $6,498.0   $5,016.7   $4,907.6   $5,111.4   $5,318.0

Provision for Credit Losses

The provision for credit losses is the amount added to the allowance for credit losses to absorb probable credit losses. The amount of the credit loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historical credit loss experience and economic conditions. These determinations are reviewed by Old Kent's centralized, independent loan review function which monitors the credit quality of the Corporation's loan portfolio through its uniform procedures, credit grading and reporting systems.

[Allowance for Credit Losses to Nonperforming Assets Graph]

The following table summarizes the credit loss provisions, net credit losses and the allowance for credit losses for the last five years:

Year ended December 31
(dollars in thousands)                  1994        1993       1992      1991       1990
Provision for credit losses          $ 21,165    $ 33,997   $ 57,712   $39,812    $32,097
Net credit losses                       9,253      16,167     23,947    25,867     23,786
Allowance for credit losses
  at year-end                         161,873     140,725    120,790    87,025     73,080



                         -27-
Allowance as a percentage of:
Total loans                              2.49%       2.81%      2.46%     1.70%      1.37%
Total loans, excluding loans
  secured by residential
  real estate                            3.32%       3.67%      3.44%     2.42%      1.86%
Nonaccrual loans, restructured
  loans and other real estate
  owned                                   238%        206%       140%       79%        70%
Ratio of net charge-offs to average
  loans outstanding during the year       .16%        .33%       .48%      .50%       .46%
Credit loss recoveries as a
  percentage of prior year
  charge-offs                              45%         24%        34%       26%        31%

The provision for credit losses for 1994 was $12.8 million less than that of 1993 as a result of credit quality improvements. The improved credit quality was evidenced by a $6.9 million, or 42.8%, reduction in net credit losses. Total nonperforming assets of $68.0 million were slightly lower than the $68.2 million in nonperforming assets a year earlier. At December 31, 1994, the allowance for credit losses stood at $161.9 million, having been increased by $21.1 million. This represented the amount by which the provision for credit losses exceeded net credit losses charged to the allowance, and by the $9.2 million allowance acquired with Edgemark Financial Corporation. At December 31, 1994, the ratio of the allowance to total nonperforming assets was 238%. Over the past five years, the Corporation's actual loss experience on residential real estate loans has been negligible. At December 31, 1994, the ratio of the allowance to total loans exclusive of residential real estate loans was 3.32%.

The following table summarizes loan balances at the end of each period and the daily averages; changes in the allowance for credit losses arising from loans charged-off and recoveries on loans previously charged-off, by loan classification; and additions to the allowance which have been charged to expense:

 Year ended December 31
 (dollars in thousands)                1994         1993        1992         1991        1990
Loans outstanding at end
  of year                           $6,497,997   $5,016,686  $4,907,629   $5,111,369  $5,317,998
Daily average of loans
  outstanding for year               5,721,341    4,889,092   4,966,622    5,173,142   5,186,627
Balance of allowance for credit
  losses at beginning of year          140,725      120,790      87,025       73,080      64,769
Allowances of acquired entities          9,236        2,105           -            -           -
Provision for credit losses (1)         21,165       33,997      57,712       39,812      32,097





                         -28-
Loans charged-off:
Commercial, financial and
  agricultural loans                     3,479        7,657      15,930       13,953      14,241
Real estate loans - commercial           7,310        7,025       8,425        7,842       6,387
Real estate loans - construction           605        1,198         500          570           -
Real estate loans - residential
  mortgages (including home
  equity loans)                            641          854       1,582          568         445

Consumer loans                           5,966        5,548       6,346        7,856       7,446
Credit card loans                        1,688        1,544       1,972        2,033       1,133
Lease financing                            743        1,007         834          954       1,134
Total charged-off                       20,432       24,833      35,589       33,776      30,786

Recoveries of loans
  previously charged-off:
  Commercial, financial
    and agricultural loans               3,141        3,246       5,618        3,844       3,989
  Real estate loans - commercial         3,808        1,896       2,276          738         168
  Real estate loans - construction         927           76         122           79           5
  Real estate loans - residential
    mortgages (including home
    equity loans)                          229          520         301          246         153
  Consumer loans                         2,242        2,191       2,318        2,240       2,052
  Credit card loans                        538          530         614          540         541
 Lease financing                           294          207         393          222          92
 Total recovered                        11,179        8,666      11,642        7,909       7,000
 Balance of allowance for
   credit losses at end of year     $  161,873   $  140,725  $  120,790   $   87,025  $   73,080

(1) The provision for credit losses charged to expense is based on credit loss experience and such other factors as, in management's judgement, deserve current recognition in maintaining an adequate allowance for credit losses. These other factors include, but are not limited to, a review of current economic conditions as they relate to loan collectibility and reviews of specific loans to evaluate their collectibility. Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. The allowance for credit losses is established by charges to operations based on management's evaluation of loans, economic conditions and other factors considered necessary to maintain the allowance at a level adequate to absorb probable losses. The allowance for credit losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

The following tables summarize net credit losses (total loans charged-off less total loans recovered) and their relationship to the daily average balances for each loan type listed for the last five years:




                         -29-

Net credit losses for the year ended December 31
(dollars in thousands)                1994        1993       1992       1991       1990
Commercial, financial
  and agricultural loans             $  338     $ 4,411    $10,312    $10,109    $10,252
Real estate loans - commercial        3,502       5,129      6,149      7,104      6,219
Real estate loans - construction       (322)      1,122        378        491         (5)
Real estate loans - residential
  mortgages (including home
  equity loans)                         412         334      1,281        322        292
Consumer loans                        3,724       3,357      4,028      5,616      5,394
Credit card loans                     1,150       1,014      1,358      1,493        592
Lease financing                         449         800        441        732      1,042
Total net credit losses              $9,253     $16,167    $23,947    $25,867    $23,786
Net credit losses as a percentage
  of daily average total loans          .16%        .33%       .48%       .50%       .46%

Percent of loans to total loans at December 31

                                      1994       1993       1992       1991       1990
Commercial, financial
  and agricultural                    24.8%      26.9%      24.7%      24.0%      30.1%
Real estate - commercial              18.2       23.3       23.6       23.8       22.3
Real estate - construction             3.0        2.7        3.6        3.5        2.7
Real estate - residential             25.0       23.5       28.6       29.6       26.2
Consumer loans                        25.7       21.2       17.4       16.9       16.9
Credit card loans                      1.6        1.2        1.2        1.4        1.1
Lease financing                        1.7        1.1        1.0         .8         .8
Total                                100.0%     100.0%     100.0%     100.0%     100.0%

The allowance for credit losses has been allocated according to the amount deemed reasonably necessary to provide for the probable losses inherent within each of the following categories at the dates indicated:

Allocation of allowance for credit losses at December 31
(dollars in thousands)          1994       1993       1992      1991       1990
Commercial, financial
  and agricultural            $ 50,000   $ 45,000   $ 40,000   $33,000   $28,000
Real estate - commercial        33,000     32,000     17,000    18,000    12,000
Real estate - construction       4,500      3,000      3,000     2,000     1,500
Real estate - residential        3,000      3,000      3,000     3,000     3,000
Consumer loans                  33,500     23,000     13,000     9,000     9,000
Credit card loans                5,000      3,000      3,000     3,500     3,000



                         -30-
Lease financing                  1,660        900        860       725       700
Not allocated                   31,213     30,825     30,930    17,800    15,880
Total allowance for
  credit losses               $161,873   $140,725   $110,790   $87,025   $73,080

Net credit losses as a percent of daily average balance for the year

                                   1994      1993      1992      1991      1990
Commercial, financial
  and agricultural loans            .02%      .35%      .86%      .73%      .59%
Real estate loans - commercial      .30       .44       .52       .60       .66
Real estate loans - construction   (.21)      .72       .21       .28         -
Real estate loans - residential
  mortgages                         .03       .03       .09       .02       .02
Consumer loans                      .27       .35       .48       .64       .58
Credit card loans                  1.51      1.81      2.16      2.22      1.03
Lease financing                     .53      1.59      1.02      1.82      2.09
Total                               .16%      .33%      .48%      .50%      .46%

Nonperforming Assets

The following is a summary of nonperforming assets for the last five years:

December 31 (dollars in thousands)    1994       1993       1992       1991       1990
Nonaccrual loans                    $51,856    $53,330    $75,878    $ 92,647   $ 93,259
Restructured loans                    5,838      5,426      2,288       4,226      5,912
Other real estate owned              10,288      9,480      8,163      13,359      5,503
Total nonperforming assets          $67,982    $68,236    $86,329    $110,232   $104,674
As a percentage of total loans
and other real estate owned:
Nonaccrual loans                        .80%       .97%      1.54%       1.81%      1.75%
Restructured loans                      .09        .10        .05         .08        .11
Other real estate owned                 .15        .17        .17         .26        .10
Total nonperforming assets             1.04%      1.24%      1.76%       2.15%      1.96%

The following table summarizes the changes in nonperforming assets during 1994:

                                    Total Non-                                   Other Real
                                    Performing     Nonaccrual    Restructured      Estate
(dollars in thousands)                Assets         Loans          Loans          Owned
Balance, January 1, 1994             $68,236        $53,330        $5,426         $ 9,480
Additions                             66,303         59,557         1,249           5,497
Payments & Cures                     (46,125)       (33,134)         (837)        (12,154)


                         -31-
Charge-offs (gross, exclusive
  of recoveries)                     (20,432)       (20,432)            -               -
Transfers within nonperforming
  assets                                   -         (7,465)            -           7,465
Balance, December 31, 1994           $67,982        $51,856        $5,838         $10,288

Loans past due 90 days or more, but for which interest income continues to be recognized, are not included in the Corporation's nonperforming assets. The following table summarizes such loans for the last five years.

December 31 (dollars in thousands)       1994       1993       1992       1991       1990
Loans past due ninety days or more     $10,368     $9,038     $9,859    $11,064    $13,145
Loans past due ninety days or more,
  as a percentage of total loans           .16%       .18%       .20%       .22%       .25%

At December 31, 1994, the Company had approximately $62.6 million in domestic and commercial and real estate loans for which payments are presently current, but the borrowers are currently experiencing severe financial difficulties. Those loans are subject to constant management attention and their classification is reviewed on a monthly basis.

Additional information with respect to nonaccrual and restructured loans at December 31, 1994, is as follows:

Interest income which would have been recorded under original terms           $5.2 million
Interest income recorded during the period                                    $2.3 million

Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. Loans are placed on nonaccrual status when principal or interest is past due 90 days or more and the loan is not well-secured and in the process of collection, or when reasonable doubt exists concerning collectibility of interest or principal. Any interest previously accrued but not collected is reversed and charged against current earnings.

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. The management of Old Kent believes that the allowance for credit losses at December 31, 1994, is adequate to absorb probable credit losses inherent in the loan portfolio.

Old Kent's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into nonperforming status after giving consideration to collateral value and the borrower's ability to repay loan principal. Since the Corporation


                         -32-
immediately recognizes losses on its nonperforming assets, it does not attach to them specific amounts from the allowance for credit losses. Because the ultimate collection of interest on Old Kent's nonperforming assets is in doubt, no interest income is recognized on these assets, and virtually all payments received are recorded as a reduction of principal.

Other Income

Total non-interest income increased $4.7 million, or 3.2% in 1994. Excluding the impact of gains on securities transactions, mortgage banking gains and nonrecurring revenue, the increase was $20.7 million, or 16.9% for the year. The increase in total non-interest income in 1993, excluding securities transactions, mortgage banking gains and non-recurring revenue, was $14.6 million, or 13.6%, from 1992.

[Other Income Graph]

Trust activities contribute a significant amount of revenue for Old Kent and represent the largest category of non-interest income. Trust fees increased $1.5 million, or 3.7%, in 1994. This compares with an increase of $1.8 million, or 4.8%, in 1993. First-year fees resulting from new account relationships were up 6% in 1994 and up by over 9% in 1993. The new business relationships established in these years will also favorably influence subsequent periods. Unfavorable conditions in the bond market during 1994 had the effect of depressing certain trust revenues. It also influenced a 5.7% decrease in total investments under management.

(dollars in thousands)                1994       1993       1992       1991       1990
Trust fee income (as reported)      $41,813    $40,305    $38,472    $35,346    $36,000
Less amount attributable to
  discontinued segment                    -          -          -      1,756      4,312
Trust fee income attributable
  to continuing trust activities    $41,813    $40,305    $38,472    $33,590    $31,688

Service charges on deposit accounts increased by nearly $3.0 million in 1994, an increase of 9.9%. This compares to an increase of $3.5 million, or 13.0% in 1993. The increase is partially due to an expanded account base resulting from Old Kent's acquisitions of financial institutions and branch banking sites in recent years. It is also due to the Corporation's continuing focus on improving non-interest revenues.

Net gains on sales of securities are discussed on page 43.

Mortgage banking activities include the origination and acquisition of residential mortgage loans, a large portion of which are intended to be sold in the secondary market and to be serviced by Old Kent for the purpose of generating fee income. Sales of mortgages, and occasionally servicing rights, frequently result in the recognition of gains.



                         -33-

The following table summarizes the Corporation's mortgage banking activity for the last five years:

Year ended December 31
(in thousands)                      1994        1993        1992       1991       1990
Residential mortgage loans
  originated and acquired        $1,910,739  $2,386,127  $1,343,559  $721,034   $496,700
Residential mortgage
  loans sold                      1,672,807   1,990,245   1,169,298   538,359    283,620

The following table summarizes the Corporation's revenue from its mortgage banking activities:

Year ended December 31
(in thousands)                         1994      1993       1992       1991       1990
Mortgage banking gains              $  7,392   $20,763    $14,651     $6,496     $2,672
Mortgage loan servicing revenues      12,714     9,403      6,287      5,297      3,582

Mortgage banking gains in 1994 were $7.9 million, down by 61.8% from the amount realized in the preceding year. The 1993 gains totalled $20.8 million, 41.7% more than the 1992 gains. Mortgage banking gains for 1993 and 1992 were unusually large due to the beneficial effect that lower interest rates had on refinancing demand. As the Corporation's management had anticipated, mortgage banking gains for 1994 were less than those of the preceding year largely due to the effect of higher interest rates. Mortgage banking gains may significantly vary from period to period, as impacted by economic cycles. While such gains have been a noteworthy source of income, the Corporation's management places greater emphasis on its mortgage servicing activities which generates a more consistent and longer lived revenue stream.

Revenue from the Corporation's mortgage servicing activities was $12.7 million in 1994, 35.2% better than that of 1993. As shown below, this increase is due to growth in Old Kent's third-party servicing portfolio over the past few years. In 1993, mortgage servicing revenue totalled $9.4 million and represented a 49.6% improvement over that of 1992. Old Kent anticipates that mortgage servicing revenues will be enhanced in 1995 due to recent growth in its third-party servicing portfolio. During 1994, the Corporation also entered new mortgage markets in Florida, Indiana, Missouri and Texas. This expansion will add geographic diversity to what was primarily a mid-western focus in Michigan, Illinois, Ohio, Minnesota and Wisconsin.





                         -34-
Other expenses includes the amortization of purchased mortgage servicing rights. This expense decreased by $2.0 million to $3.2 million in 1994. The decrease is primarily the result of a decrease in prepayment speeds on serviced loans attributable to higher interest rates during 1994. In 1993, this expense significantly increased to $5.2 million from $0.1 million in 1992. The primary reason for this increase was amortization of servicing rights acquired with University Financial Corporation on January 1, 1993. The amortization of this asset was also influenced by the effects of prepayments. Notes 1 and 9 to the consolidated financial statements contain further information regarding purchased mortgage servicing rights.

The following table lists the aggregate balances of residential mortgage loans serviced by Old Kent as of the dates indicated. At December 31, 1994, mortgages serviced for third-party investors totalled $4.6 billion, an increase of over $1.4 billion over the total at the preceding year-end. This increase includes the previously mentioned acquisition of Princeton Financial Corporation, which serviced nearly $.4 billion of mortgages when acquired, and the growth generated by Old Kent's expansion into other states as described above. During 1993, residential mortgage loans serviced for third parties increased by approximately $1.5 billion. This increase included the effect of the Corporation's January 1, 1993 purchase of University Financial Corporation (Elgin, Illinois), which at the time of acquisition serviced approximately $827 million of residential mortgages for third parties. In early 1994, Old Kent acquired Princeton Financial Corporation (Orlando, Florida). At December 31, 1993, Princeton serviced approximately $340 million of residential mortgage loans for third-party investors.

December 31 (in thousands)               1994         1993        1992         1991          1990
Mortgages serviced for
  third parties                      $4,634,373   $3,177,092   $1,662,832   $1,065,131   $  713,680
Mortgages held-for-sale                 189,989      474,898            -            -            -
Mortgage loans serviced by
  Old Kent for its own portfolio      1,077,652      754,544    1,017,900    1,145,077    1,095,061
Total                                $5,902,014   $4,406,534   $2,680,732   $2,210,208   $1,808,741

Merchant discount and fees from credit card transactions totalled $22.2 million in 1994, up by 35.5% from 1993. The primary reasons for this increase have been growth in the Corporation's merchant customer base and improved pricing practices. In 1993, these revenues totalled $16.4 million and represented a 21.1% increase over the 1992 amount.

Transaction processing fees include items such as fees and commissions on money orders and travelers checks, foreign exchange fees, check cashing and collection charges. In 1994, these revenues totalled over $8.9 million and included the effect of acquisitions. These revenues totalled $7.2 million in 1993, up by $1.0 million or 16.3% from 1992. In 1992, transaction processing fees amounted to $6.2 million and represented a $1.2 million, or



                         -35-
22.9% increase over 1991. This included $1.0 million of increase related to commissions in the initial year (1992) of sales of third party money order products.

During 1990, Old Kent began leasing space at 175 various banking sites to an unrelated company which offers annuity and mutual fund products to Old Kent customers. As a result, this lease revenue has risen over the last five years.

The following table summarizes the major categories of other income for the last five years:

Year ended December 31
(in thousands)                           1994       1993       1992       1991       1990
Trust income                          $ 41,813   $ 40,305   $ 38,472   $ 35,346   $ 36,000
Service charges on
  deposit accounts                      32,943     29,972     26,516     25,233     23,467

Securities transactions                  1,015      1,575      5,676      7,401      1,854
Credit card transaction revenue
  (Merchant discount)                   22,170     16,358     13,510     12,200     11,247
Mortgage banking gains                   7,392     20,763     14,651      6,496      2,672
Mortgage servicing revenues             12,714      9,403      6,287      5,297      3,582
Transaction processing fees              8,948      7,203      6,192      5,038      4,232
Credit life insurance premiums           3,394      2,972      2,529      2,463      2,454
Automated teller machine
  network revenues                       3,018      2,606      2,109      1,799      1,548
Trading account gains                    1,602      1,594      1,908      2,647      4,697
Safe deposit box rental income           1,881      1,765      1,625      1,617      1,590
Lease revenue from financial
  products provider                      1,628      1,471      1,154        830         80
Brokerage commissions                      864      1,141        883        628        459
Gain on sales of other real estate
  owned and other assets                 3,321      1,155        388        528        659
Letter of credit fees                    1,065        834        931        998      1,285
Non-recurring revenue                        -      2,089          -          -          -
Other                                    7,733      5,584      5,215      4,946      5,146
Total Other Income                    $151,501   $146,790   $128,046   $113,467   $100,972

Other Expenses

Salaries and employee benefits represent the largest category of non-interest expense. These personnel costs increased by $17.0 million, or 11.7%, in 1994 largely due to staffing increases associated with acquisitions during 1994. This compares with an increase of $13.4 million, or 10.2%, in 1993. The 1993 increase also reflected the impact of acquisitions. Old Kent measures its staff size in terms of full-time equivalent ("FTE") employees. Full-time equivalency expresses staff size by translating the efforts of part-time employees and over-time hours into the


                         -36-
equivalent efforts of full-time employees. At December 31, 1994, Old Kent employed 4,998 persons on an "FTE" basis. This compares to 4,745 and 4,570 persons at December 31, 1993 and 1992, respectively.

[Other Expense Graph]

Occupancy expense increased $3.4 million, or 15.2%, in 1994. This compares with an increase of $2.4 million, or 12.2%, in 1993. The primary factors for the 1994 increase were Old Kent's previously described acquisitions in the early part of the year. Key influences to the 1993 increase were: (a) the effect of the acquisitions which occurred in late 1992 and early 1993;
(b) the mid-1993 expansion of Old Kent's Corporate Service Center (Grand Rapids, Michigan); and (c) a reduction in sublet rental income.

Equipment expense increased by $3.3 million, or 17.5% in 1994. In 1993, equipment expense increased by $1.8 million, or 10.9%. The 1994 increase also includes the effect of acquisitions, along with information technology enhancements to benefit Old Kent in the future. These included furthering the branch automation effort and upgrading the Corporation's overall processing capacity. A portion of the 1993 increase was related to the previously mentioned acquisitions, the remainder was related to expanded usage of technological advances to reduce operating costs (e.g. data storage using optical technology rather than hardcopy imagery) and to enhance business effectiveness (e.g. branch bank automation). In early 1993, Old Kent recognized a nonrecurring charge of $1.5 million to reflect a loss on the cancellation of a data processing equipment lease. This coincided with the installation of more advanced technology intended to improve efficiency and reduce operational costs.

The following table summarizes the major categories of other expenses for the last five years:

Year ended December 31
(in thousands)                          1994       1993       1992       1991       1990
Salaries                              $135,587   $121,905   $109,245   $109,581   $105,933
Employee benefits                       27,350     24,009     23,222     20,091     20,212
Occupancy                               25,820     22,415     19,974     20,825     19,121
Equipment                               21,828     18,571     16,743     16,873     17,247
FDIC deposit insurance                  18,106     16,375     16,134     14,403      7,966
Interbank credit card transaction
  fees                                  15,784     10,950      8,449      7,161      6,741
Taxes other than income taxes            9,490     10,474      9,307      8,259      7,819
Stationery and supplies                  8,269      8,250      7,114      7,659      7,149
Postage and courier charges              9,028      8,207      8,057      8,285      7,027
Advertising and public relations         9,401      8,372      6,634      6,762      5,981
Professional services                    8,990      9,202      7,023      6,336      5,474
Legal, audit and examination fees        5,474      6,774      6,197      6,214      5,369
Amortization of goodwill and
  core deposit intangibles              10,464      6,924      5,784      5,193      4,734



                         -37-
Amortization of purchased
  mortgage servicing rights              3,242      5,190        128         31         24
Telephone                                7,157      5,832      5,111      4,782      4,742
Credit, collections, foreclosure
  and other real estate expenses         4,842      6,687      4,688      4,878      3,381
Charitable contributions                 1,230      1,304      2,503        721      1,258
Mortgage servicing costs                 1,174      1,413        239        189          -
Severance benefits                         189        956      2,600      3,104      1,600
Cumulative, non-pension
  post-retirement benefit charge             -          -          -      1,000          -
Other losses (including certain
  nonrecurring charges)                  3,111      5,161      6,146      2,803      2,668
Other                                   31,358     27,009     26,687     24,332     22,474
Total other expenses                  $357,894   $325,980   $291,985   $279,482   $256,920

The deposit insurance assessment of the Federal Deposit Insurance Corporation (FDIC) increased by $1.7 million, or by 10.6% in 1994. Growth in deposits, mainly due to acquisitions, was the primary factor for the increase over the preceding year. In 1993, this cost rose negligibly, by 1.5%. In 1993, Old Kent's subsidiary banks were subjected to the same rate of assessment as they were in 1992. Hence, the modest increase for 1993 related entirely to the amount of deposits on which the assessment is based. The rate of assessment has remained stable for the last three years, following substantial increases in 1991 and 1990. The FDIC has proposed a substantial reduction in deposit insurance assessments on deposits covered by its bank insurance fund. The amount and timing of any such reduction is uncertain. In any event, a reduction is not expected to take effect prior to the fourth quarter of 1995. A reduction in deposit insurance rates would be expected to have a beneficial effect upon Old Kent's results of operations beginning in the period that such a reduction became effective. Nearly all of Old Kent's deposits are insured by the FDIC's Bank Insurance Fund.

FDIC insurance rate cost per
$100 of insured deposits                  1994       1993       1992       1991       1990
Average rate for year                    $.2300     $.2300     $.2300     $.2125     $.1200
Percentage increase over prior year           -          -       8.2%      77.1%      44.1%

Interbank credit card transaction fees increased by approximately $4.8 million, or 44%, during 1994. This increase is attributed to growth in Old Kent's base of credit card holders. This expanded base also influenced the increase in total credit card loans.

Income Taxes

The income tax provision was $68.8 million in 1994 compared to $65.7 million in 1993 and $52.9 million in 1992. Income tax expense as a percentage of income before income taxes was 33.6% in 1994. This compares


                         -38-
with 33.9% in 1993 and 32.2% in 1992. Effective January 1, 1993, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement calls for a balance sheet approach in determining income tax expense.

Old Kent's financial statements for 1992 and preceding years reflected income taxes calculated under the deferred method, which was an income statement approach. The statutory federal income tax rate for Old Kent was 35% for 1994 and 1993, and 34% for 1992. The 1% increase in the federal tax rate for 1993 caused an increase in income taxes of approximately $1.0 million. The cumulative effect of implementing SFAS No. 109 in 1993 was an increase in income taxes of $1.9 million. A reconciliation of income taxes calculated at the statutory rates and income tax expense appears in Note 15 to the consolidated financial statements.

Cash Dividends

The Corporation has paid regular cash dividends every quarter since it was organized as a bank holding company in 1972. The following table summarizes the quarterly cash dividends paid to common shareholders over the past five years, adjusted for a three-for-two stock split paid in September, 1992.

Quarter             1994       1993       1992       1991       1990
1st                $  .29     $  .26    $.20 2/3   $.19 1/3    $.17 2/3
2nd                   .29        .26     .20 2/3    .19 1/3     .17 2/3
3rd                   .29        .26     .23        .19 1/3     .17 2/3
4th                   .31        .29     .26        .20 2/3     .19 1/3
Total               $1.18      $1.07    $.90 1/3   $.78 2/3    $.72 1/3

[Cash Dividends Per Common Share Graph]

The earnings of Old Kent's subsidiary banks are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting each individual bank. Based on the projected earnings and liquidity, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 1995.

Capital

At December 31, 1994, the Corporation's total common stock, capital surplus and retained earnings was $898.9 million, an increase of 10.6% over the same total at December 31, 1993. Effective January 1, 1994, Old Kent adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that the "after-tax" unrealized gain or loss on securities available-for-sale be carried as a separate component



                         -39-
of shareholders' equity. At December 31, 1994, this component was a $39.4 million negative balance, corresponding to the $60.6 million of unrealized loss on securities available-for-sale at that date. Including this new component, at December 31, 1994, total shareholders' equity was $859.5 million. Market values of securities, particularly those that are of longer terms, are subject to price volatility depending upon changes in interest rates. Under SFAS No. 115, total shareholders' equity will be subject to favorable or unfavorable influences of the financial markets on the fair values of securities available-for-sale.

[Average Shareholders' Equity Graph]

Under the "risk-based" capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk in the various asset categories, and certain off-balance-sheet instruments, such as loan commitments and letters of credit, which require capital allocations. Bank holding companies are required to maintain minimum risk-based capital ratios as shown in the following table. Old Kent's ratios exceed the regulatory guidelines. At December 31, 1994, regulatory authorities required that, except for any amounts related to unrealized losses on equity securities available-for-sale, that the SFAS No. 115 component of shareholders' equity be excluded from regulatory capital.

[Risk-Based Capital Ratios Graph]

The following table compares Old Kent's capital ratios at December 31, 1994, with regulatory guidelines.


                                                                 Risk-based Capital
(dollars in millions)                                           Leverage     Tier 1       Total
Old Kent's regulatory capital amounts at December 31, 1994       $798.0      $803.6       $896.6
Required minimum regulatory capital                               325.3       294.8        589.6
Old Kent's capital in excess of regulatory minimums              $472.7      $508.8       $307.0
Old Kent's regulatory capital ratios at December 31, 1994          7.32%      10.90%       12.17%
Regulatory capital ratios - "well capitalized" definition          5.00%       6.00%       10.00%
Regulatory capital ratios - minimum requirement                    3.00%       4.00%        8.00%

At December 31, 1994, the ratio of total shareholder's equity to total assets was 7.85% compared to 8.25% one year earlier. Book value per common share is calculated by dividing total shareholders' equity by the number of shares outstanding as of a given date. The following is a reconciliation of book value per share:






                         -40-

                                                           Per share amount
Book value per common share at December 31, 1993                  $20.05
Net income per common share                                         3.35
Dividends per common share                                         (1.18)
Effect of stock repurchases during 1994                            (1.74)
Effect of stock issuances during 1994                               1.69
Net change in unrealized loss on securities available-for-sale      (.97)
Book value per common share at December 31, 1994                  $21.20

The Corporation has generally financed its growth through the retention of earnings and the issuance of long-term debt. It is expected that future growth can be financed through internal earnings retention, additional long-term debt offerings, or the issuance of additional common or preferred stock.

Liquidity and Interest Rate Sensitivity

Old Kent manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure that the Corporation's own cash requirements are met. Old Kent maintains liquidity by availing itself of funds accessible from a variety of sources.

The most readily available source of liquidity for Old Kent is that which is already resident on the Corporation's balance sheet. Old Kent's securities available-for-sale, which totalled $1.4 billion at December 31, 1994, represent a highly accessible source of liquidity. The Corporation's portfolio of securities held-to-maturity, which totalled $2.0 billion at December 31, 1994, produces liquidity from maturities and amortization payments. Residential mortgages held-for-sale also afford liquidity; at December 31, 1994, these assets totalled $190 million.

Depositors within Old Kent's defined markets are another source of liquidity, as evidenced by a growing core deposit base. These same markets offer additional liquidity in the form of large deposit instruments and other equivalent non-deposit products. The national capital markets also represent a source of liquidity to Old Kent. The Corporation may make use of brokers to place large deposit instruments or bank note offerings when advantageous, or it may access federal funds markets or utilize collateralized borrowings. A further source of liquidity is available through debt offerings.

Credit ratings at December 31, 1994    Thomson BankWatch    Moody's    Standard & Poor's Old
Kent Financial Corporation:
Issuer rating                               A/B
Short-term rating                         TBW-1


                         -41-
Subordinated debt rating                     A+              Baa1                A-
Old Kent Bank (Michigan):
Senior debt                                 AA-
Short-term debt                           TBW-1                P1               A-1
Long-term debt                                                 A1                 A
Old Kent Bank (Illinois):
Senior Debt                                 AA-
Short-term debt                           TBW-1                P1               A-1
Long-term debt                                                 A2                 A

Old Kent has an effective "shelf" registration with the Securities and Exchange Commission which registered up to $150 million in debt securities for future sale. The amounts, terms and timing of offerings would be determined in the future when and as the Corporation decides to sell securities under the registration. Old Kent Bank (Michigan) and Old Kent Bank (Illinois) have implemented note programs which would permit those banks to place up to $600 million of short-term and $500 million of medium-term notes. These programs are intended to enhance liquidity by enabling Old Kent to sell its debt instruments in the public markets in the future without the delays which would otherwise be incurred. As shown in
Note 10 to the consolidated financial statements, there were $400 million of bank notes outstanding at December 31, 1994.

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 1994:

                                         0 - 30     31 - 90     91 - 365     Over 1
(in millions)                             Days       Days         Days        Year       Total
Non-loan interest-earning assets        $  330.3    $126.0      $  583.7    $2,477.4  $ 3,517.5
Loans and mortgages held-for-sale        2,864.7     336.3       1,257.4     2,229.5    6,688.0
Total interest-earning assets            3,195.0     462.3       1,841.1     4,707.0   10,205.4
Savings and time deposits                1,619.0     687.2       1,549.5     3,357.1    7,212.8
Foreign deposits                           248.4      62.2          70.0         -        380.7
Purchased funds and long-term debt         608.2        .2         390.8         -        999.3
Total interest-bearing liabilities       2,475.7     749.6       2,010.3     3,357.1    8,592.7
Interest-earning assets less
  interest-bearing liabilities             719.3    (287.3)       (169.2)    1,349.9    1,612.7
Impact of interest rate swaps               85.0    (286.7)        (15.0)      216.7        -
Asset (liability) gap                   $  804.3   ($573.9)    ($  184.2)   $1,566.6  $ 1,612.7
Cumulative asset gap                    $  804.3    $230.4      $   46.2    $1,612.7




                         -42-
Cumulative gap as a percentage
  of earning assets                         25.2%     49.8%          2.5%       34.3%

Total interest-earning assets exceeded interest-bearing liabilities by $1.6 billion at December 31, 1994. This difference was funded through non-interest bearing liabilities and shareholders' equity. The above table shows that total assets maturing or repricing within one year exceed liabilities maturing or repricing within one year by $46 million. However, the repricing of certain categories of assets and liabilities is subject to competitive and other influences that are beyond the control of Old Kent. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes. Old Kent recognizes the limitations of static gap analysis as a tool in managing its interest rate risk, and relies more heavily on computer-based modeling techniques to project the potential effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk potentials. Based on these analyses, the Corporation's management believes that Old Kent's net interest income would not be materially impacted throughout a broad range of possible economic scenarios.

The accompanying table and graph illustrate that during 1994 Old Kent's quarterly average net interest margin was not dramatically impacted by changes in interest rates. This result was consistent with management's goal of limiting the Corporation to moderate levels of interest rate risk.

Percentage Rate for 1994           1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
Average Prime Rate                    6.02%         6.90%         7.50%         8.13%
Average Fed Funds Rate                3.24%         3.95%         4.52%         5.16%
Net Interest Margin                   4.54%         4.66%         4.66%         4.53%

[1994 Quarterly Average Net Interest Graph]

The graph below displays that net interest income for the next twelve months is projected to be nonvolatile even if over that period market interest rates such as prime, fed funds and yields on United States Treasury securities were to gradually increase or decrease in a uniform manner by as much as 2.0%. These projections, based on Old Kent's balance sheet as of December 31, 1994, were prepared using the modeling techniques and assumptions which Old Kent was then using for asset/liability management purposes. The projection below indicates that if rates were to increase or decrease as described above, net interest income would be expected to decrease by .5% or increase by .2% compared to forecasted results under a flat rate environment. This narrow projected exposure to


                         -43-
interest rate risk is consistent with management's desire to limit the sensitivity of net interest income to changes in interest rates in order to reduce risk to earnings and capital. This model is based solely on gradual, uniform changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve.

[Interest Sensitivity Protection Graph]

An important component of Old Kent's management of interest rate risk is the company's use of interest rate swaps. At December 31, 1994 the total notional amount (the amount used to calculate interest) of outstanding interest rate swap agreements was $557 million. The following tables present information regarding swap activities for 1994, a maturity profile that illustrates how increasing or decreasing market rates affect notional maturity, and the effect that the Corporation's swaps had on net interest income for 1994 and 1993.

                                                    Swaps Activities
                                 1/1/94    Matured and      Notional     New Swap   12/31/94
(In millions)                   Notional   Terminated    *Amortization   Notional   Notional
Receive fixed/pay floating       $340.0     ($125.0)       ($  8.3)       $165.0     $371.7
Receive floating/pay fixed         25.0           -              -          40.0       65.0
Receive floating/pay floating     120.5           -              -             -      120.5
Total notional amounts           $485.5     ($125.0)        $  8.3)       $205.0     $557.2

*Note: Certain "Index Amortizing Swaps" have notional amounts for which the maturity date, or amortization schedule, may vary based on interest rate levels.

Maturity Profiles of Interest Rate Swaps Under Varying Assumptions
(In millions)                         1995       1996       1997       1998       1999+
Assuming that market rates in
  effect at December 31, 1994
  remain unchanged:
Receive fixed/pay floating*           $65.0      $15.0      $ 19.6     $128.0     $144.1
Receive floating/pay fixed             25.0       40.0           -          -          -
Receive floating/pay floating         120.5          -           -          -          -

Assuming that market rates
  increase 2.0% over the next
  year and remain unchanged
  thereafter:

Receive fixed/pay floating*           $65.0      $15.0      $   .6     $ 94.2     $196.8



                         -44-

Assuming that market rates
  decrease 2.0% over the next
  year and remain unchanged
  thereafter:

Receive fixed/pay floating*           $66.0      $23.2      $158.2     $ 74.4     $ 50.0

*Note: Old Kent's "Index Amortizing Swaps," which totalled $241.7 million at December 31, 1994, currently are the only swaps that have notional amounts that mature, or amortize, differently according to interest rate levels, and are all of the Receive Fixed/Pay Floating variety.
Consequently, the maturity profiles under increasing and decreasing rates are only presented for the Receive Fixed/Pay Floating category.

                                                  Swaps Receive Rate/Pay Rate Profile
                                           At December 31, 1994            At December 31, 1993
                                       Receive Rate       Pay Rate      Receive Rate     Pay Rate
 Receive fixed/pay floating               6.52%             6.38%          6.65%           3.87%
 Receive floating/pay fixed               5.66%             4.25%          3.44%           4.18%
 Receive floating/pay floating           12.03%            10.73%         10.27%          13.15%

For 1994 and 1993, Old Kent's interest rate swaps increased net interest income by approximately $3.8 million and $10.8 million respectively. This improved the Corporation's net interest margin by .04% in 1994, and by .13% in 1993.

Securities Held-to-Maturity

Securities held-to-maturity are purchased with the intent and ability to hold for long-term investment for the purpose of generating interest income over the lives of the investments. Thus they are carried on the books at cost, adjusted for amortization of premium and accretion of discount. Decisions to purchase securities are based upon current assessments of economic and financial conditions, including the interest rate environment.

Securities Available-for-Sale

Old Kent's investment strategy is dynamic. As conditions change over time, the Corporation's overall interest rate risk, liquidity risk, and potential return on the investment portfolio will change. Old Kent regularly re-evaluates the marketable securities in its portfolio based on circumstances as they evolve. In consideration of these factors, management's objective is to optimize the ongoing total return of its securities portfolios.

During 1994, the principal reason for sales of securities available-for-sale was to provide liquidity for loan growth. The average maturity of securities available-for-sale and securities held-to-maturity



                         -45-
was 3.1 years at December 31, 1994, compared to 2.4 years at the preceding year-end. During 1993, the principal reason for sales of securities available-for-sale was Old Kent's desire to manage the average maturity of the combined securities portfolios.

In 1994, net gains on the sale of securities were $1.0 million. This compares to net gains of $1.6 million in 1993 and $5.7 million in 1992.

Effective January 1, 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement specifies that securities available-for-sale are to be carried at fair value with a corresponding (after-tax) offset in shareholders' equity.

Under this statement, fluctuations in market value are not reflected in net income unless they are realized. When adopted by Old Kent, this statement had no effect on net income or liquidity. Its future impact on the Corporation's balance sheet is not estimable.

Sources and Uses of Funds Trends

As shown on the accompanying consolidated balance sheets, total assets at December 31, 1994, were $10.9 billion, up by $1.1 billion, or 11.1%, from the preceding year-end. This increase in total assets includes the effect of Old Kent's acquisition of EdgeMark Financial Corporation, which had assets of $522 million when acquired. Total deposits at December 31, 1994, were nearly $9 billion. This represents and increase of $1 billion, or 12%. Approximately one-half of this increase represents the deposits of EdgeMark. During 1994, total loans increased by almost 30% to $6.5 billion at year-end. This increase was the combined result of healthy loan demand and acquisitions. Securities totalled approximately $3.4 billion at December 31, 1994, down from nearly $3.6 billion at December 31, 1993, reflecting their use as a source of funds for loan growth. The consolidated statements of cash flows contains further details concerning sources and uses of cash.

AVERAGE CONSOLIDATED BALANCE SHEETS
(Income and rates on
fully taxable-equiva-            1994                       1993                        1992
lent basis, dollars     AVERAGE          AVERAGE  AVERAGE            AVERAGE  AVERAGE            AVERAGE
in thousands)           BALANCE INTEREST  RATE    BALANCE  INTEREST   RATE    BALANCE  INTEREST  RATE
Average Assets:
 Loans(1)               5,721,341  478,261  8.36%  4,889,092  402,861   8.24%  4,966,622  438,379   8.83%
 Taxable invest-
 ment securities        3,266,513  214,391  6.56   3,070,845  222,678   7.25   2,854,410  230,082   8.06
 Tax-exempt invest-
  ment securities(2)      201,970   16,498  8.17     188,218   15,940   8.47     190,162   17,709   9.31
 Mortgage held-for-
  sale                    224,481   14,781  6.58     277,841   17,840   6.42          --       --     --


                         -46-
 Interest - earning
  deposits:
   Domestic                 1,991       97  4.87      10,590      575   5.43      11,918      813   6.82
   Foreign                 18,077      894  4.95      61,027    3,387   5.55      51,825    3,387   6.54
 Federal funds sold
  and resale
  agreements              101,870    4,540  4.46      72,188    2,249   3.12      70,339    2,659   3.78
 Trading account
  securities(2)            26,014    1,160  4.46      57,138    1,927   3.37      57,552    2,333   4.05
   Total earning
    assets              9,562,257  730,622  7.64   8,626,939  667,458   7.74   8,202,827  695,362   8.48
 Unrealized loss
  on securities
  available-for-sale       (4,690)                        --                         --
 Allowance for loan
  losses                 (154,944)                  (131,474)                   (101,790)
 Cash and due from
  banks                   389,474                    377,850                     350,906
 Other Assets             455,120                    380,318                     309,968
Total Assets           10,247,217                  9,253,633                   8,761,913
Average Liabilities
 and Shareholders'
 Equity:
 Savings Deposits       3,213,531   74,792  2.33%  3,030,380   78,063   2.58%  2,761,215   91,669   3.32%
 Time Deposits:
  Negotiable            1,434,014   64,311  4.48  1,059,313    35,862   3.39     909,757   37,932   4.17
  Foreign                 245,109   10,407  4.25    210,916     6,862   3.25     222,605    8,328   3.74
  Other time            2,289,553  102,941  4.50  2,318,061   110,704   4.78   2,487,137  139,650   5.61
   Total interest-
    bearing deposits    7,182,207  252,451  3.51  6,618,670   231,491   3.50   6,380,714  277,579   4.35
 Federal funds
  purchased and re-
  purchase agreements     413,163   15,413  3.73    452,296    12,796   2.83     565,072   18,464   3.27
 Other borrowed funds     516,460   22,862  4.43    272,838     8,729   3.20     115,717    4,131   3.57
 Long - term debt           1,202      119  9.90      2,994       264   8.82      31,176    1,412   4.53
  Total interest -
   bearing funds        8,113,032  290,845  3.58  7,346,798   253,280   3.45   7,092,679  301,586   4.25
 Demand deposits        1,157,910                 1,024,964                     905,941
 Other liabilities        130,757                   113,710                      79,463
 Shareholders'
  equity:
   Common stock,
   capital surplus
   and retained
   earnings               848,563                   768,161                     683,830
  Unrealized losses
   on securities
   available-for-sale      (3,045)                       --                          --
Total Liabilities
 and Shareholders'
 Equity                10,247,217                 9,253,633                   8,761,913



                         -47-
Fully Taxable -
 Equivalent Net
 Interest Income                   439,777  4.06%             414,178   4.29%             393,776   4.23%
Net Interest Income
 as a Percentage of
 Average Earning
 Assets                                     4.60%                       4.80%                       4.80%
 Percentage of
  Total Assets:
   Foreign Assets                    0.18%                      0.66%              0.59%
   Foreign
    Liabilities                      2.39%                      2.28%              2.54%

(1) Loan fees are included in interest income and are used to calculate average rates earned.
    Non-accrual loans are included in the average loan balances.
(2) Yields are computed on a fully taxable-equivalent basis using a federal tax rate of 35% in 1994 and 1993, and 34% in prior years.

                                    1991                          1990
                         AVERAGE            AVERAGE   AVERAGE              AVERAGE
                         BALANCE  INTEREST    RATE    BALANCE    INTEREST    RATE
Average Assets:
 Loans(1)               5,173,142  533,522    10.31%  5,186,627  582,180    11.22%
 Taxable invest-
  ment securities       2,165,169  188,657     8.71   1,623,823  144,854     8.92
 Tax-exempt invest-
  ment securities(2)      210,379   19,586     9.31     228,616   21,177     9.26
 Mortgage held-for-
  sale                         --       --       --          --       --       --
 Interest - earning
  deposits:
   Domestic                10,269      801    7.80       45,490    4,083     8.98
   Foreign                100,804    8,224    8.16      230,864   20,797     9.01
 Federal funds sold
  and resale
  agreements               90,710    5,045    5.56       70,103    5,619     8.02
 Trading account
  securities(2)            48,260    2,889    5.99       28,084    2,381     8.48
   Total earning
    assets              7,798,733  758,724    9.73    7,413,607  781,091    10.54
 Unrealized loss
  on securities
  available-for-sale           --                           --
 Allowance for loan
  losses                  (78,095)                     (69,183)
 Cash and due from
   banks                  333,622                      341,599
 Other Assets             292,848                      289,826
Total Assets            8,347,108                    7,975,849

                         -48-
Average Liabilities
 and Shareholders'
 Equity:
 Savings Deposits       2,387,584  115,757    4.85%  2,188,826   118,307     5.41%
 Time Deposits:
  Negotiable              917,813   59,169    6.45   1,026,650    85,358     8.31
  Foreign                 101,322    6,015    5.94      95,052     7,689     8.09
  Other time            2,743,162  193,712    7.06   2,532,093   202,414     7.99
   Total interest-
    bearing deposits    6,149,881  374,653    6.09   5,842,621   413,768     7.08
 Federal funds
  purchased and re-
  purchase agreements     425,843   22,418    5.26     369,802    28,062     7.59
 Other borrowed funds     124,075    6,739    5.43     128,825     9,892     7.68
 Long - term debt          77,644    5,999    7.73      83,313     6,382     7.66
  Total interest -
   bearing funds        6,777,443  409,809    6.05   6,424,561   458,104     7.13
 Demand deposits          859,015                     873,411
 Other liabilities         72,544                      91,880
 Shareholders'
  equity:
  Common stock,
   capital surplus
   and retained
   earnings               638,106                     585,997
  Unrealized losses
   on securities
   available-for-sale          --                          --
Total Liabilities
 and Shareholders'
 Equity                 8,347,108                   7,975,849

Fully Taxable -
 Equivalent Net
 Interest Income                   348,915    3.68%              322,987     3.41%

Net Interest Income
 as a Percentage of
 Average Earning
 Assets                                       4.47%                          4.36%
Percentage of
 Total Assets:
   Foreign Assets           1.21%                        2.89%
   Foreign
    Liabilities             1.21%                        1.19%

(1) Loan fees are included in interest income and are used to calculate average rates earned.
    Non-accrual loans are included in the average loan balances.

(2) Yields are computed on a fully taxable-equivalent basis using a federal tax rate of 35% in 1994 and 1993, and 34% in prior years.


                         -49-
The following table of average balances summarizes the trends in sources and uses of funds:

                                          1994                            1993
                               Average   Increase (Decrease)   Average   Increase (Decrease)
(dollars in millions)          Balance   Amount      Percent   Balance   Amount     Percent
Funding Uses:
Loans                          $5,721.3  $832.2      17.0%     $4,889.1  ($ 77.5)    (1.6)%
Mortgages held-for-sale           224.5   (53.4)    (19.2)        277.8    277.8    100.0
Taxable securities              3,266.5   195.7       6.4       3,070.8    216.4      7.6
Tax-exempt securities             202.0    13.8       7.3         188.2     (1.9)    (1.0)
Interest-earning deposits          20.1   (51.5)    (71.9)         71.6      7.9     12.4
Federal funds sold
  and resale agreements           101.9    29.7      41.1          72.2      1.8      2.6
Trading account securities         26.0   (31.1)    (54.5)         57.1      (.4)     (.7)
Total Uses                     $9,562.3  $935.4      10.8%     $8,626.9   $424.1      5.2%
Funding Sources:
Demand deposits                $1,157.9  $132.9      13.0%     $1,025.0   $119.0     13.1%
Savings deposits                3,213.5   183.2       6.0       3,030.4    269.2      9.7
Time deposits:
Negotiable                      1,434.0   374.7      35.4       1,059.3    149.6     16.4
Foreign                           245.1    34.2      16.2         210.9    (11.7)    (5.3)
Consumer                        2,289.6   (28.5)     (1.2)      2,318.1   (169.1)    (6.8)
Federal funds purchased
  and repurchase agreements       413.2   (39.1)     (8.7)        452.3   (112.8)   (20.0)
Other borrowed funds              516.5   243.7      89.3         272.8    157.1    135.8
Long-term debt                      1.2    (1.8)    (59.9)          3.0    (28.2)   (90.4)
Other                             291.3    36.1      14.2         255.2     51.0     25.0
Total Sources                  $9,562.3  $935.4      10.8%     $8,626.9   $424.1      5.2%

During 1994, average total loans increased by $832 million, or 17.0%. This compares to a 1.6% decrease in 1993 of $78 million. Average deposits increased by $696 million, or 9.1%, in 1994. This compares to a 1993 increase of $357 million, or 4.0%. This growth includes the assets and deposits of acquired businesses as previously discussed in this financial review.

Prior to 1994, lower interest rates over the preceding years had an effect on the relative mix in Old Kent's core deposits. During the period of lower rates, savings deposits became a greater proportion of total core deposits. Management believes that this trend indicated a greater preference for liquidity on the part of consumers. However, during the latter part of 1994 interest rates rose. This had the effect of altering this past trend and savings deposits became proportionately less of the total by the end of the year. This change in trend influenced an increase in the Corporation's interest expense for 1994. Old Kent's management believes that, subject to the influences of market interest rates, this changed trend will continue to greater or lesser degrees during 1995.

[Relative Core Deposit Mix Graph]

                         -50-

                                At Year-end                Based on annual averages
Relative core deposit mix           1994         1994      1993      1992      1991    1990
Demand deposits                     19.3%        17.4%     16.1%     14.7%     14.3%   15.6%
Savings deposits                    43.1%        48.2%     47.5%     44.9%     39.9%   39.1%
Other time deposits                 37.6%        34.4%     36.4%     40.4%     45.8%   45.3%
Total core deposits                100.0%       100.0%    100.0%    100.0%    100.0%  100.0%

Disclosures About Fair Values

Pursuant to the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), Note 17 to the consolidated financial statements sets forth the estimated fair value of each significant class of financial instrument. These values were determined using available market information, current pricing information applicable to the Corporation and various valuation methodologies. Where market quotations were not available, considerable judgment was exercised by Old Kent's management in the determination of estimated fair values. Hence, the estimated fair values of financial instruments presented may not be representative of amounts at which they could be exchanged. Due to the inherent uncertainties of expected cash flows of financial instruments, the use of other valid, alternate valuation assumptions and methods could result in estimated fair values which may differ significantly from those presented in the December 31, 1994, consolidated financial statements. Additionally, these estimated fair values represent an estimate at a given point in time. Factors, including but not limited to, changes in the general levels of interest rates, may have significant favorable or unfavorable effects on estimated market values in periods subsequent to December 31, 1994. Therefore, the estimated fair values presented by Old Kent are subject to the possibility of significant change after December 31, 1994.

Old Kent has disclosed in its consolidated financial statements the estimated fair value of its significant classes of financial instruments at December 31, 1994 and 1993. Beyond financial instruments, the Corporation has assets, both tangible and intangible in nature, which Old Kent's management believes to have significant estimated fair value in excess of carrying value at December 31, 1994. Such assets include, but are not limited to, "core deposit intangible" assets, premises whose appreciated value significantly exceeds carrying value based upon historical cost and depreciation, and residential mortgage servicing rights. Old Kent's management believes that its "core deposit intangible" asset had the most significant estimated fair value in excess of carrying value at December 31, 1994.

Core deposits generally include demand and savings deposits as well as consumer time deposits. Old Kent's core deposits totalled over $7.0 billion at December 31, 1994 and included approximately $4.4 billion of demand and savings deposits. Old Kent's management believes that these deposits have


                         -51-
significant fair value which is not reflected in the estimated fair values in Note 17 to the consolidated financial statements at December 31, 1994. Prices involved in sales, mergers and acquisitions of financial institutions or their banking offices and related deposits are usually influenced by the value of core deposit intangible assets. Such assets typically have value based on measurements which estimate the cost of procuring an equivalent base of deposit customers with similar life expectancies for the deposit account relationships. Also, non-interest-bearing deposits and interest-bearing deposits having no fixed maturity dates usually have a value associated with their nature as lower cost funding sources which tend to have duration behavior characteristics similar to time deposits. At December 31, 1994, the carrying value of unamortized core deposit intangible assets acquired through various purchase transactions, was $26.8 million, only .3% of the Corporation's total core deposits at that date.

Quarterly Financial Data

The following is a summary of selected quarterly results of operations for the years ended December 31, 1994 and 1993:

                                                        Three Months Ended 1994
(in thousands, except per share data)         March 31    June 30    Sept. 30    Dec. 31
Interest Income                               $163,763    $175,561   $186,262    $197,697
Net Interest Income                            101,499     108,472    111,019     111,448
Provision for Credit Losses                      4,514       6,271      5,095       5,285
Income Before Income Taxes                      47,595      53,284     54,027      49,974
Net Income                                      31,709      35,482     35,504      33,412
Net Income Per Common Share                   $    .79    $    .87   $    .87    $    .82

                                                        Three Months Ended 1993
(in thousands, except per share data)         March 31    June 30    Sept. 30    Dec. 31
Interest Income                               $163,658    $167,937   $162,902    $165,523
Net Interest Income                             99,766     104,119     99,448     103,407
Provision for Credit Losses                      9,449      10,399      6,581       7,568
Income Before Income Taxes                      47,366      49,755     50,760      45,672
Net Income                                      30,104      33,421     33,893      30,484
Net Income Per Common Share                       $.74        $.82       $.83        $.75

Net income for the fourth quarter of 1994 was less than that of the two preceding calendar quarters. The primary reason for the decrease was lower levels of non-interest income. Trust income decreased due to the effects of unfavorable conditions in the bond markets and mortgage banking gains were sharply curtailed due to the effects of rising interest rates. Also, total interest income for the fourth quarter of 1994 was approximately $11


                         -52-
million greater than that of the preceding quarter. This, however, did not result in a significant increase in net interest income due to a comparable increase in total interest expense.

Net income for the fourth quarter of 1993 was less than that of the two preceding calendar quarters. The primary reason for the change in trend was a significantly lower level of gains on sales of residential mortgage loans. Such gains amounted to $2.9 million for the fourth quarter of 1993. This compares to gains of nearly $7.0 million for each of the two preceding three month periods. Also, increased net interest income attributable to growth in interest-earning assets during the fourth quarter of 1993 tended to offset a similar level of increase in non-interest expenses during that same quarter.

Annual Report 1994

Consolidated Financial Statements

[LOGO] Old Kent

Management's Responsibility for Financial Reporting

The management of Old Kent Financial Corporation is responsible for the preparation of the financial statements and other related financial information included in the annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgements where applicable. Financial information appearing throughout this annual report is consistent with the financial statements.

The Corporation maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Management continually monitors the internal control structure for compliance with established policies and procedures. As an integral part of the internal control system, the Corporation maintains a professional staff of internal auditors who monitor compliance with internal controls and coordinate audit coverage with the independent public accountants.

The Audit Committee of the Board of Directors, composed entirely of outside Directors, oversees the Corporation's financial reporting process and has responsibility for recommending the independent public accountants who are appointed by the Board of Directors to audit the Corporations annual financial statements.

The financial statements in this annual report have been audited by Arthur Andersen LLP and their report appears on page 51.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, independent public accountants and regulatory examiners to review matters relating to financial reporting and

                         -53-

internal controls. The internal auditors, independent public accountants and regulatory examiners have direct access to the Audit Committee.

The Corporation assesses its internal control structure over financial reporting in relation to the criteria described in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management of the Corporation believes that as of December 31, 1994, in all material respects, the Corporation maintained an effective internal control structure over financial reporting.


s/ J.C. Canepa
John C. Canepa,
Chairman


s/ David J. Wagner
David J. Wagner,
President


s/ B.P. Sherwood, III
B.P. Sherwood, III,
Vice Chairman and Treasurer


s/ Richard W. Wroten
Richard W. Wroten,
Executive Vice President and Chief Financial Officer

January 16, 1995

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Old Kent Financial
Corporation:

We have audited the accompanying consolidated balance sheets of Old Kent Financial Corporation (a Michigan corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the

                         -54-

overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Kent Financial Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

s/ Arthur Andersen LLP
Arthur Andersen LLP

Chicago, Illinois,
January 16, 1995

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets
December 31 (dollars in thousands)        1994       1993
Assets:
  Cash and due from banks           $   461,146  $  371,789
  Federal funds sold and
    resale agreements                    28,727      93,200
    Total cash and
      cash equivalents                  489,873     464,989
  Interest-earning deposits               5,255      32,596
  Mortgages held-for-sale               189,989     474,898
  Trading account securities             10,651      38,558
  Securities available-for-sale:
    Collateralized mortgage
      obligations and other
      mortgage-backed securities        404,885     394,251
     Other securities                 1,043,897     988,373
    Total securities
      available-for-sale
      (amortized cost of
      approximately $1,509,366
      in 1994 and market value of
      $1,433,744 in 1993)             1,448,782   1,382,624
  Securities held-to-maturity:
    Collateralized mortgage
      obligations and other
      mortgage-backed securities      1,049,419     990,759
    Other securities                    914,035   1,193,949
    Total securities
      held-to-maturity (market
      values of $1,886,533
      and $2,240,798 in 1994 and
      1993, respectively)             1,963,454   2,184,708


                         -55-
  Loans                               6,497,997   5,016,686
  Less allowance for credit
    losses                              161,873     140,725
    Net loans                         6,336,124   4,875,961
  Leasehold improvements,
    premises and equipment              156,877     133,888
  Other assets                          345,441     267,482
Total Assets                        $10,946,446  $9,855,704

Liabilities and
  Shareholders' Equity:
  Liabilities:
    Deposits:
      Non-interest-bearing          $ 1,364,121  $1,144,700
      Interest-bearing                7,212,771   6,478,800
      Foreign-interest bearing          380,659     347,652
        Total deposits                8,957,551   7,971,152
    Short-term borrowed funds           998,150     958,295
    Other liabilities                   130,130     112,275
    Long-term debt                        1,119       1,215
Total Liabilities                    10,086,950   9,042,937

  Shareholders' Equity:
    Preferred stock: 25,000,000
      shares authorized
      and unissued                           --          --
    Common stock, par value $1:
      150,000,000 shares
      authorized; 40,540,669
      and 40,538,910 shares
      issued and outstanding
      in 1994 and 1993,
      respectively                       40,541      40,539
    Capital surplus                     118,116     120,109
    Retained earnings                   740,234     652,119
    Total common stock,
      capital surplus and
      retained earnings                 898,891     812,767
    Unrealized losses on
      securities available-
      for-sale                          (39,395)         --
Total Shareholders' Equity              859,496     812,767
Total Liabilities and
  Shareholders' Equity              $10,946,446  $9,855,704

The accompanying notes to consolidated financial statements are an integral part of these statements.






                         -56-

CONSOLIDATED STATEMENTS OF INCOME
Year ended December 31
(dollars in thousands,
  except per share data)           1994          1993          1992
Interest Income:
  Interest and fees on loans   $   476,437  $   400,719    $   435,922
  Interest on mortgages
    held-for-sale                   14,781       17,844             --
  Interest on securities
    available-for-sale              83,953       79,001             --
  Interest on securities
    held-to-maturity               141,516      154,375        242,168
  Interest on deposits                 991        3,962          4,200
  Interest on federal funds
    sold and resale agreements       4,540        2,249          2,659
  Interest on trading
    account securities               1,065        1,870          2,245
  Total interest income            723,283      660,020        687,194
Interest Expense:
  Interest on
    domestic deposits              242,044      224,629        269,251
  Interest on
    foreign deposits                10,407        6,862          8,328
  Interest on short-term
    borrowed funds                  38,275       21,525         22,595
  Interest on
    long-term debt                     119          264          1,412
  Total interest expense           290,845      253,280        301,586
Net Interest Income                432,438      406,740        385,608
Provision for Credit Losses         21,165       33,997         57,712
Net Interest Income after
  Provision for Credit Losses      411,273      372,743        327,896
Other Income:
  Trust Income                      41,813       40,305         38,472
  Service charges on
    deposit accounts                32,943       29,972         26,516
  Credit card transaction
    revenue                         22,170       16,358         13,510
  Mortgage servicing revenue        12,714        9,403          6,287
  Mortgage banking gains             7,392       20,763         14,651
  Securities transactions            1,015        1,575          5,676
  Other                             33,454       28,414         22,934
  Total other income               151,501      146,790        128,046
Other Expenses:
  Salaries and
    employee benefits              162,937      145,914        132,467
  Occupancy                         25,820       22,415         19,974
  Equipment                         21,828       18,571         16,743
  FDIC deposit insurance            18,106       16,375         16,134


                         -57-
  Interbank credit card
    transaction fees                15,784       10,950          8,449
  Other                            113,419      111,755         98,218
  Total other expenses             357,894      325,980        291,985
Income before Income Taxes         204,880      193,553        163,957
  Income taxes                      68,773       65,651         52,866
Net Income                        $136,107     $127,902       $111,091

Average number of shares
  used to compute:
  Primary net income
    per common share            40,629,356   40,748,316     40,356,791
  Fully diluted net
    income per common
    share                       40,629,356   40,748,316     41,097,570

  Net income per
    common share:
    Primary                          $3.35        $3.14          $2.75
    Fully diluted                    $3.35        $3.14          $2.71

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31 (in thousands)            1994         1993          1992
Cash flows from operating activities:
  Net income                                  $136,107      $127,902       $111,091
  Adjustments to reconcile
    net income to net cash provided
    by operating activities:
    Provision for credit losses                 21,165        33,997         57,712
    Depreciation, amortization and
      accretion                                 37,574        27,174         16,885
    Deferred income taxes                       (6,802)       (6,524)       (13,727)
    Net gains on sales of assets               (12,425)      (24,628)       (22,034)
    Net decrease in trading account
      securities                                29,272        25,247            550
    Originations and acquisitions of
      mortgages held-for-sale               (1,835,901)   (2,319,737)    (1,264,836)
    Sales and prepayments of
      mortgages held-for-sale                2,180,165     2,049,106      1,262,298
    Net (increase) decrease in
      other assets                             (23,832)        1,248         (1,829)
    Net decrease in other
      liabilities                              (18,614)       (7,210)       (19,816)
  Net cash provided by
    (used for) operating
    activities                                 506,709       (93,425)       126,294


                         -58-
Cash flows from investing activities:
  Maturities and prepayments of
    securities available-for-sale              146,401       145,469             --
  Proceeds from sales of securities
    available-for-sale                       2,133,275       753,992             --
  Purchases of securities
    available-for-sale                      (2,336,955)   (1,215,439)            --
  Maturities and prepayments of
    securities held-to-maturity                598,108       902,009        513,090
  Proceeds from sales of securities
    held-to-maturity                               646            --        983,945
  Purchases of securities
    held-to-maturity                          (354,782)   (1,110,706)    (1,807,325)
  Net decrease in
    interest-earning deposits                   29,971        35,379         55,122
  Net (increase) decrease in loans          (1,130,174)      (80,786)       200,096
  Purchases of leasehold
    improvements, premises and
    equipment, net                             (27,341)      (30,477)       (18,175)
  Acquisition of subsidiaries (net
    of cash acquired)                           23,763        (7,522)            --
  Net cash used for investing
    activities                                (917,088)     (608,081)       (73,247)
Cash flows from financing activities:
  Increase (decrease)
    in time deposits                           683,932       364,814       (503,001)
  (Decrease) increase in demand
    and savings deposits                      (165,297)      154,844        442,562
  Increase (decrease) in short-term
    borrowed funds                              29,995       274,709        (68,244)
  Payments of long-term
    debt obligations                               (96)      (15,002)       (12,677)
  Repurchases of common stock                  (70,720)       (2,770)       (71,604)
  Proceeds from common stock
    issuances                                    5,441         3,902          4,771
  Dividends paid to shareholders               (47,992)      (43,380)       (36,413)
  Net cash provided by (used for)
    financing activities                       435,263       737,117       (244,606)
  Net increase (decrease) in cash
    and cash equivalents                        24,884        35,611       (191,559)
  Cash and cash equivalents at
    beginning of year                          464,989       429,378        620,937
  Cash and cash equivalents
    at end of period                          $489,873      $464,989       $429,378

Supplemental disclosures of cash flow
  information:
  Interest paid on deposits,
    short-term borrowings and
    long-term debt                            $276,835      $244,482       $316,613




                         -59-
  Federal income taxes paid                     77,472        71,755         66,461
  Significant non-cash transactions:
    Convertible debentures retired in
      exchange for common stock issuances           --            --         45,870
    Stock issued to acquire subsidiary          62,551            --             --

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                 Unrealized
                                                                 Loss on      Total
                                                                 Securities   Share-
(dollars in thousands,             Common    Capital   Retained   Available-   holders'
  except per share data)           Stock     Surplus   Earnings   For-Sale     Equity
Balance at January 1, 1992        $26,770   $139,393   $506,447               $672,610
Net income for the year                                 111,091                111,091
Cash dividends:
  $ .90 1/3 per common share                            (36,413)               (36,413)
Common stock repurchased           (1,781)   (68,213)                          (69,994)
Common stock issued for
  conversion of debentures,
  and under employee stock
  plans                             1,987     46,689                            48,676
Common stock purchased for
  dividend reinvestment plan          (47)    (1,563)                           (1,610)
Common stock issued under
  dividend reinvestment plan           47      1,563                             1,610
Common stock issued in payment
  of 3-for-2 stock split
  (cash paid in lieu of frac-
  tional shares - $62)             13,466               (13,528)                   (62)
Tax benefit relating to
  employee stock plan                            369                               369
Balance at December 31, 1992       40,442    118,238    567,597                726,277
Net income for the year                                 127,902                127,902
Cash dividends:
  $1.07 per common share                                (43,380)               (43,380)
Common stock issued under
  employee stock plans                 97      1,269                             1,366
Common stock purchased for
  dividend reinvestment plan          (85)    (2,685)                           (2,770)
Common stock issued under
  dividend reinvestment plan           85      2,685                             2,770
Tax benefit relating to
  employee stock plans                           602                               602
Balance at December 31, 1993       40,539    120,109    652,119                812,767
Net income for the year                                 136,107                136,107
Cash dividends:
  $1.18 per common share                                (47,992)               (47,992)


                         -60-
Common stock purchased
  for EdgeMark Financial
  Corporation acquisition -
  1,917,566 shares                 (1,918)   (60,673)                          (62,591)
Common stock issued for
  EdgeMark Financial
    Corporation acquisition -
    1,917,566 shares                1,918     60,633                            62,551
Common stock purchased for
  dividend reinvestment plan
  and employee stock plans -
  253,780 shares                     (254)    (7,875)                           (8,129)
Common stock issued under
  dividend reinvestment plan
  and employee stock plans,
  and other - 255,539 shares          256      5,584                             5,840
Tax benefit relating to
  employee stock plans                           338                               338
Unrealized loss on
  securities
  available-for-sale                                              (39,395)     (39,395)
Balance at December 31, 1994      $40,541   $118,116   $740,234  ($39,395)    $859,496

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reporting practices prescribed for the banking industry. A description of significant accounting policies follows:

Basis of Presentation

The consolidated financial statements for Old Kent (The Corporation) include the accounts of Old Kent Financial Corporation (Parent Company) and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

Old Kent has defined cash and cash equivalents as those amounts included in the consolidated balance sheets as "cash and due from banks, federal funds sold and resale agreements."






                         -61-
Trading Account Securities

Trading account securities, which primarily consist of debt securities, are carried at market value. Gains and losses on trading activities are included in other income in the consolidated statements of income.

Securities Available-for-Sale

Securities available-for-sale include those securities which might be sold as part of Old Kent's management of interest rate risk, in response to changes in interest rates, prepayment or credit risk or due to a desire to increase capital or liquidity. While Old Kent has no current intention to sell these securities, they may not be held for long-term investment. Effective January 1, 1994, Old Kent adopted, without a material impact, the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of this statement, these assets are carried on the balance sheet at their estimated fair values, with corresponding (after-tax) valuation adjustments included as a component of shareholders' equity. Prior to January 1, 1994, securities available-for-sale were carried at the lower of aggregate market or cost adjusted for amortization of premium and accretion of discount computed on the interest method over the terms of the securities. Gains and losses realized on sales of such securities are determined using the specific identification method and are classified as other income in the consolidated statements of income.

Securities Held-to-Maturity

Securities held-to-maturity are stated at amortized cost. Designation as such a security is made at the time of acquisition and is based on the intent and ability to hold the security to its maturity. Prior to 1994, such treatment was based on an intent to hold for long-term.

Interest Rate Swaps

The Corporation enters into interest rate swaps on existing assets and liabilities. Income and expenses associated with interest rate swap transactions are accrued over the life of the contracts and are classified with the income and expense of the specific assets and liabilities which are being hedged. Gains and losses on early terminations are included in the carrying amount of the hedged asset or liability and amortized as yield adjustments over the remaining term of the hedged asset or liability.

Mortgage Banking Activities

The Corporation routinely sells to investors its originated residential mortgage loans, as well as those acquired from third parties. The Corporation typically retains the servicing rights related to the mortgages sold. Gains on sales of mortgages are recorded to the extent proceeds exceed the carrying value of the loans after allowing for the recognition of a normal servicing fee over the estimated lives of the net servicing income. Mortgage loans held-for-sale are carried at the lower of cost or


                         -62-
market, which is determined under the aggregate method. The carrying value of such loans is adjusted by gains and losses associated with the corresponding financial instruments used to hedge against increases in interest rates.

Old Kent capitalizes the cost of servicing rights acquired from independent sources. Amortization of purchased mortgage servicing rights is recorded over the estimated lives of the related loans. The Corporation evaluates the realizability of each year's purchased mortgage servicing rights separately considering such factors as estimated prepayment rates, current economic conditions and other portfolio characteristics and, if necessary, adjusts the carrying value to reflect net realizable value. Such adjustments were not material in 1994, 1993 and 1992.

Loans

Loans are stated at their principal amount outstanding, net of unearned income. Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. A loan is placed on nonaccrual status when principal or interest is past due 90 days or more, and the loan is not well secured and in the process of collection, or when, in the opinion of management, there is sufficient reason to doubt collectibility. Interest previously accrued, but not collected, is reversed and charged against interest income at the time the loan is placed on nonaccrual status.

Payments received on nonaccrual loans are recorded as principal reductions if principal repayment is doubtful. Loans are returned to accrual status when principal and interest payments are brought current and collectibility is no longer in doubt. Interest income on restructured loans is recognized according to the terms of the restructure, subject to the above described nonaccrual policy.

Certain commitment and loan origination fees are deferred and amortized as an adjustment of the related loan's yield over its contractual life using the interest method, or other methods which approximate the interest method. All remaining commitment and loan origination fees and all direct costs associated with originating or acquiring loans are recognized currently, which is not materially different than the prescribed method.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb probable credit losses. The amount is based on management's specific review and analysis of the loan portfolio, as well as evaluation of the effects of current economic conditions on the loan portfolio.

This process is based on estimates, and ultimate losses may vary from current estimates. As changes in estimates occur, adjustments to the level of the allowance are recorded in the provision for credit losses in the period in which they become known.



                         -63-
Leasehold Improvements, Premises and Equipment

Leasehold improvements, premises and equipment are stated at original costs, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, whichever period is shorter. For income tax purposes, minimum lives and accelerated methods are used.

Other Real Estate Owned

Other real estate owned consists of properties acquired in partial or total satisfaction of debt. Other real estate owned is stated at the lower of the related loan value or fair value. Losses arising at acquisition are charged against the allowance for credit losses. Reductions in fair value subsequent to acquisition are recorded in other expense in the consolidated statements of income, while any gains realized on the disposition of such properties are included in other income.

Intangible Assets

Goodwill, representing the cost of investments in subsidiaries in excess of the fair value of the net assets at acquisition, is amortized over periods ranging from 10 to 20 years. Other acquired intangible assets, such as those associated with acquired core deposits, are amortized over periods not exceeding 15 years.

Trust Assets

Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets, since such assets are not owned by Old Kent.

Pension Benefits

A defined benefit pension plan covers substantially all employees. The plan provides for normal and early retirement, deferred benefits for vested employees and, under certain circumstances, survivor benefits in the event of death. Benefits are based on the employees' years of service and their five highest consecutive years of compensation over the last ten years of service, subject to certain limits. The proportion of average compensation paid as a pension is determined by age and length of service as defined in the plan. Contributions to the plan satisfy or exceed the minimum funding requirement of the Employee Retirement Income Security Act (ERISA). Assets held by the plan consist primarily of investments in several of Old Kent's proprietary mutual funds.

Old Kent also maintains a noncontributory, nonqualified pension plan for certain participants whose retirement benefit payments under the qualified plan are expected to exceed the limits imposed by ERISA. Old Kent maintains nonqualified trusts, referred to as "rabbi" trusts, primarily to fund and secure the benefits in excess of those permitted in certain of the Old Kent qualified pension plans.


                         -64-

Note 1. Summary of Significant Accounting Policies (continued)

These arrangements offer certain officers and directors of the Corporation a degree of assurance for ultimate payment of benefits. The assets remain subject to the claims of creditors of Old Kent and are not the property of the employees. Hence, they are accounted for as assets of the Corporation in the consolidated balance sheets.

Retirement Savings Plans

Old Kent maintains a defined contribution retirement savings plan covering substantially all employees. The Corporation's contribution is equal to 50% of the amount contributed by the participating employees. Old Kent's contribution is limited to a maximum of 3% of base wages as described under the terms of the plans. The estimated contribution by Old Kent is charged to expense during the year in which the employee contribution is received and is included in employee benefits in the consolidated statements of income.

Income Taxes

Effective January 1, 1993, the Corporation adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 required a change from the deferral method of accounting for income taxes of Accounting Principles Board Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Old Kent and its subsidiaries file a consolidated federal income tax return.

Income per Common Share

Primary earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents with a dilutive effect. Common share equivalents are shares which may be issuable to employees upon exercise of outstanding stock options.

Fully diluted earnings per common share are determined on the assumption that the weighted average number of common shares and common share equivalents outstanding is further increased by conversion of the convertible debentures. Net income is increased by the after tax interest expense related to convertible debentures.






                         -65-
Reclassification

Certain reclassifications have been made to prior periods' financial statements to place them on a basis comparable with the current period's financial statements.

Note 2. Acquisitions

Effective May 2, 1994, Old Kent acquired EdgeMark Financial Corporation (EdgeMark) (Chicago, Illinois). Old Kent exchanged 1,917,566 shares of its common stock for all of the outstanding EdgeMark common stock. The aggregate value of the Old Kent common stock issued was approximately $62.6 million. When acquired, EdgeMark had total assets of $522 million and deposits of $456 million. This acquisition was accounted for as a purchase. If this purchase had been effective January 1, 1993, there would have been no material effect on the consolidated results of operations or financial condition.

On March 1, 1994, Old Kent purchased Princeton Financial Corp. (Princeton) (Orlando, Florida) in a cash transaction. Princeton is a mortgage company which originates and sells residential mortgages, while retaining a substantial portion of the related servicing rights. At the date of acquisition, Princeton had assets of approximately $70 million and serviced residential mortgages of approximately $360 million for third-party investors. This acquisition was accounted for as a purchase. If it had been effective January 1, 1993, there would have been no material effect on the consolidated results of operations or financial condition.

Effective January 1, 1993, Old Kent acquired all of the outstanding common stock of University Financial Corporation (Elgin, Illinois) for approximately $12.5 million in cash. University Financial Corporation owned First Federal of Elgin, F.S.A. which, upon acquisition, was merged into Old Kent's Illinois banking subsidiary. When acquired, University Financial Corporation had assets of approximately $275 million and deposits of approximately $198 million and serviced approximately $827 million of mortgages for third party investors. This acquisition was accounted for as a purchase.

Pending at December 31, 1994, is the Corporation's acquisition of First National Bank Corp. (Mount Clemens, Michigan). During the first quarter of 1995, Old Kent expects to exchange approximately 2.8 million shares of its common stock for all of the outstanding shares of First National Bank Corp. (First National). At December 31, 1994, First National had total assets of $531 million, deposits of $472 million and equity of $37 million. This acquisition will be accounted for as a pooling-of-interests and is not expected to have a material effect on Old Kent's future results of operations or financial condition. Proforma, restated summary operating results of this pending acquisition, as if it had been effective January 1, 1992, are shown in the following table:

Proforma, restated summary operating results for acquisition pending at December 31, 1994, for the year ended:


                         -66-

                                        1994        1993        1992
Proforma net income of combined
  entities (in thousands)             $137,084    $131,324    $114,445
Proforma fully diluted net
  income per common share of
  combined entities                   $   3.17    $   3.04    $   2.64

Note 3. Pledged and Restricted Assets

The Federal Reserve requires the banking subsidiaries to maintain certain average reserve balances. These average reserves approximated $65 million during 1994 and $56 million during 1993.

At December 31, 1994, securities having an aggregate amortized cost of approximately $1 billion were pledged to secure public and trust deposits and for other purposes as required by law. These pledged assets primarily consisted of securities available-for-sale and securities held-to-maturity.

Note 4. Securities Available-for-Sale

The following summarizes amortized cost and market values of securities available-for-sale at December 31, 1994 and 1993:

                                             Gross      Gross     Estimated
                               Amortized  Unrealized   Unrealized   Market
December 31, 1994                 Cost       Gains      Losses      Value
  (in thousands)
U.S. Treasury and federal
  agency securities             $1,049,759   $  1,396   $30,048   $1,021,107
Collateralized mortgage
  obligations and other
  mortgage-backed securities       438,203         78    33,396      404,885
Other securities                    21,404      1,386        --       22,790
Total                           $1,509,366    $ 2,860   $63,444   $1,448,782

December 31, 1993
  (in thousands)
U.S. Treasury and federal
  agency securities             $  976,097    $50,615   $   958   $1,025,754
Collateralized mortgage
  obligations and other
  mortgage-backed securities       394,251      1,765     4,642      391,374
Other securities                    12,276      4,340        --       16,616
Total                           $1,382,624    $56,720   $ 5,600   $1,433,744



                         -67-
The amortized cost and market values of securities available-for-sale at December 31, 1994, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                Estimated
                                              Amortized           Market
December 31, 1994 (in thousands)                 Cost             Value
U.S. Treasury and federal
  agency securities:
  Due in one year or less                    $  191,233        $  191,891
  Due after one year through five years         692,275           671,425
  Due after five years through ten years        166,251           157,791
Total U.S. Treasury and federal
  agency securities                           1,049,759         1,021,107
Collateralized mortgage obligations
  and other mortgage-backed securities          438,203           404,885
Other securities                                 21,404            22,790
Total                                        $1,509,366        $1,448,782

Note 5. Securities Held-to-Maturity

The following summarizes amortized cost and market values of securities held-to-maturity at December 31, 1994 and 1993:

                                            Gross        Gross       Estimated
                               Amortized  Unrealized   Unrealized      Market
December 31, 1994                 Cost      Gains        Losses        Value
(in thousands)
U.S. Treasury and federal
  agency securities           $  736,678    $ 2,409     $10,973     $  728,114
Collateralized mortgage
  obligations and
  other mortgage-backed
  securities                   1,049,419      1,558      70,006        980,971
State and political
  subdivision securities         177,357      3,063       2,972        177,448
Total                         $1,963,454   $  7,030     $83,951     $1,886,533

December 31, 1993
  (in thousands)
U.S. Treasury and federal
  agency securities           $  986,151   $ 40,103     $ 1,059     $1,025,195




                         -68-
Collateralized mortgage
  obligations and other
  mortgage-backed
  securities                     990,759     16,894       8,441        999,212
State and political
  subdivision securities         204,685      9,019         896        212,808
Other securities                   3,113        471           1          3,583
Total                         $2,184,708    $66,487     $10,397     $2,240,798

The amortized cost and market values of securities held-to-maturity at December 31, 1994, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                 Estimated
                                                 Amortized        Market
December 31, 1994 (in thousands)                   Cost           Value
U.S. Treasury, federal
  agency, state and political
  subdivision securities:
  Due in one year or less                    $    123,768    $   123,797
  Due after one year through five                 730,291        722,795
  Due after five years through ten years           37,101         36,606
  Due after ten years                              22,875         22,364
Total U.S. Treasury, federal agency,
  state and political subdivision securities      914,035        905,562
Collateralized mortgage obligations and
  other mortgage-backed securities              1,049,419        980,971
Total                                          $1,963,454     $1,886,533

As reflected in the consolidated statements of cash flows, during 1994, the Corporation sold $0.6 million of securities held-to-maturity. The decision to sell these securities was based on deterioration in the creditworthiness of the issuers.

Note 6. Loans and Nonperforming Assets

The following summarizes loans:

December 31 (in thousands)                       1994             1993
  Commercial                                  $1,608,448       $1,351,693
  Real estate - Commercial                     1,185,535        1,167,979
  Real estate - Construction                     194,517          136,565




                         -69-
  Real estate - Residential mortgages          1,077,652          754,544
  Real estate - Consumer home equity             543,992          426,382
  Consumer                                     1,674,839        1,062,019
  Credit card loans                              102,249           62,396
  Lease financing                                110,765           55,108
  Total Loans                                 $6,497,997       $5,016,686

Loans made by Old Kent to its directors and executive officers, including their family members and associated entities, aggregated $195 million and $174 million at December 31, 1994 and 1993, respectively. During 1994, new loans and other additions amounted to $235 million and repayments were $214 million. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization and do not represent more than a normal risk of collection.

The table below summarizes nonperforming assets:

December 31 (in thousands)                     1994            1993
  Nonaccrual loans                           $51,856         $53,330
  Restructured loans                           5,838           5,426
  Other real estate owned                     10,288           9,480
  Total nonperforming assets                 $67,982         $68,236

Loans past due 90 days or more, but for which interest income continues to be recognized, totalled $10.4 million and $9.0 million at December 31, 1994 and 1993, respectively. Gross interest income that would have been recorded in 1994 for nonaccrual and restructured loans as of December 31, 1994, assuming interest had been accrued throughout the year in accordance with original terms, was $5.2 million. The comparable total for 1993 was $5.4 million. The amount of interest included in income on these loans was $2.3 million and $1.1 million in 1994 and 1993, respectively.

Although Old Kent has a diversified loan portfolio, a substantial natural geographic concentration of credit risk exists within the Corporation's defined customer market areas. These geographic market areas are the state of Michigan, the greater Grand Rapids, Michigan area, and the Chicago, Illinois metropolitan and suburban markets. There are no significant concentrations of credit where customers' ability to honor loan terms is dependent upon a single economic sector.











                         -70-
Note 7. Allowance for Credit Losses

The following summarizes the changes in the allowance for credit losses:

Year ended December 31 (in thousands)       1994         1993          1992
Balance at beginning of year              $140,725     $120,790      $ 87,025
Additions:
  Provision charged to operations           21,165       33,997        57,712
                                           161,890      154,787       144,737
Deductions:
  Credit losses                             20,432       24,833        35,589
  Less recoveries                           11,179        8,666        11,642
  Net credit losses                          9,253       16,167        23,947
Allowance of acquired businesses             9,236        2,105            --
Balance at end of year                    $161,873     $140,725      $120,790

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Old Kent is required to adopt these statements after December 31, 1994. These statements require that the recorded investment in certain impaired loans (as defined by the statements) be adjusted by means of a valuation allowance to reflect a net carrying value determined by one of the following methods: (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the loan's observable market price, or (3) at the fair value of the collateral, if the loan is collateral dependent. It is anticipated that, when adopted, effective January 1, 1995, the provisions of SFAS Nos. 114 and 118 will not have a material effect on the Corporation's financial condition and results of operations.

Note 8. Leasehold Improvements, Premises and Equipment

The following summarizes leasehold improvements, premises and equipment:

December 31 (in thousands)                                  1994         1993
Land                                                     $ 23,761     $ 22,560
Land improvements                                           6,026        6,088
Buildings and improvements                                141,650      125,536
Leasehold improvements                                     25,416       19,536
Furniture and equipment                                   107,338       86,748
Total                                                     304,191      260,468
Less accumulated depreciation and amortization            147,314      126,580
Net leasehold improvements, premises and equipment       $156,877     $133,888




                         -71-
Note 9. Intangible Assets

Other assets, as shown on the consolidated balance sheets, includes the following intangible assets (net of accumulated amortization):

December 31 (in thousands)                                 1994        1993
Goodwill                                                 $ 77,040     $35,095
Core deposit intangibles                                   26,761      14,519
Total                                                    $103,801     $49,614

Other assets, as shown on the consolidated balance sheets also includes unamortized purchased mortgage servicing rights purchased by the Corporation. At December 31, 1994 and 1993, these assets totalled
$15,677,000 and $4,609,000, respectively.

Note 10. Short-Term Borrowed Funds

The following summarizes short-term borrowed funds:

December 31 (in thousands)                                 1994        1993
Bank notes                                               $400,000    $235,000
Securities sold under agreements to repurchase            269,967     233,573
Federal funds purchased                                   164,324     251,085
Treasury tax and loan demand notes                         95,563     164,140
Other borrowed funds                                       68,296      74,497
Total short-term borrowed funds                          $998,150    $958,295

At December 31, 1994, short-term borrowed funds included bank notes totalling $400 million which had original maturities of one year or less and are scheduled to mature at various dates in 1995. The rates of interest on these notes range from 3.70% to 6.13%.

Note 11. Capital Stock

At the Annual Meeting of Shareholders held on April 19, 1993, shareholders approved a proposal to amend the Articles of Incorporation to increase the number of authorized shares of common stock from 50 million to 150 million shares.

At December 31, 1994 and 1993, there were 25,000,000 shares of preferred stock authorized but not issued, of which 3,000,000 are designated Series A Preferred Stock and 300,000 are designated Series B Preferred Stock.

On December 31, 1994, the Corporation had outstanding 27,027,113 Series B Preferred Stock Purchase Rights ("Rights"). The Rights were originally issued in January 1989 as a dividend to holders of the Corporation's common



                         -72-
stock at the rate of one Right for each share of common stock outstanding. As a result of the three-for-two split of the Corporation's stock which occurred in 1992, each share of the Corporation's common stock presently represents 2/3rds of a Right. Each full Right entitles the holder thereof, until January 10, 1999, to buy one one-hundredth (1/100) of a share of Series B Preferred Stock at an exercise price of $80.00. The exercise price and the number of shares of Series B Preferred Stock issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by common stock certificates and are not exercisable or transferable apart from the common stock until the occurrence of certain events set forth in a Rights Agreement under which the Rights were issued. The Rights do not have any voting rights and are redeemable, at the option of the Corporation, at a price of $0.01 per Right prior to any person acquiring beneficial ownership of at least 20% of the common stock. The Rights expire on January 10, 1999. So long as the Rights are not separately transferable, the Corporation will issue 2/3rds of a Right (subject to possible future adjustment) with each new share of common stock issued.

Note 12. Long-Term Stock Incentive Plans

Old Kent has stock option plans under which options may be granted to certain officers and employees at not less than the market price of Old Kent's common stock on the date of grant. The options granted are exercisable immediately and expire within ten years of the date of grant, subject to certain cancellation provisions relating to employment. At December 31, 1994, a total of 1,876,933 shares were reserved for stock options, consisting of 774,321 shares for options granted at prices from $14.25 to $34.38, and 1,102,612 shares available for future option grants under incentive plans.

The following table summarizes stock option transactions for the last three years:

                                              Number of        Exercise
                                                Shares        Price Range
Options outstanding January 1, 1992             826,154    $  4.59 - $18.42
Granted                                         140,598              $26.92
Exercised                                      (273,640)   $  4.59 - $26.92
Options outstanding December 31, 1992           693,112    $  7.85 - $26.92
Granted                                         133,118              $31.63
Exercised                                      (105,800)   $  7.85 - $26.92
Options outstanding December 31, 1993           720,430    $  7.85 - $31.63
Granted                                         185,475    $ 33.88 - $34.38
Issued as a result of business acquisition      154,529    $ 10.51 - $19.82
Exercised                                      (140,861)   $  7.85 - $31.63
Cancelled                                        (3,839)             $31.63
Options outstanding December 31, 1994           915,734    $ 10.51 - $34.38


                         -73-
(Amounts shown above have been adjusted to reflect the effect of stock splits subsequent to grant dates)

Old Kent also has restricted stock plans under which certain officers and employees may be awarded restricted stock. The plans provide for the issuance of a maximum of 1,080,844 authorized but previously unissued shares of Old Kent's common stock, subject to certain antidilution adjustments, as defined in the plans. Shares issued pursuant to the plans are restricted as to sale or transfer for a period of up to five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1994, 1993, and 1992, Old Kent issued 37,130 shares, 23,170 shares and 30,996 shares of its common stock with total market values of $1,252,000, $733,000 and $887,000, respectively, which are being amortized ratably to expense over the period of restriction. At December 31, 1994, there were 216,257 shares reserved for future restricted stock plan awards.

Old Kent also has a deferred stock compensation plan under which key employees may be awarded shares of stock as deferred compensation to be received at a specified later date, which may be up to five years after the date of the award. The plan provides for the issuance of a maximum of 300,000 authorized but previously unissued shares of Old Kent's common stock. Shares awarded under the plan would not be issued until the end of the deferral period, unless there is a change of control of the Corporation, in which case the shares would be issued to a trust where they are to be held and distributed at the end of the deferral period. Employees who receive awards under this plan are entitled to additional shares, to be similarly deferred, equivalent in value to the dividends which would have been paid on the shares awarded if they were outstanding during deferral period. During 1994, 1993 and 1992, Old Kent awarded 21,825 shares, 20,835 shares and 22,925 shares of its common stock valued at $737,000, $659,000 and $629,000, respectively at their award dates, as deferred compensation which are ratably charged to expense from the date of award to the end of the deferral period based on current market value. At December 31, 1994, there were 234,415 shares reserved for future deferred stock compensation plan awards.

Note 13. Other Income and Other Expense

Other income, as shown on the consolidated statements of income, includes the following:

Year ended December 31 (in thousands)            1994     1993      1992
Transaction processing fees                    $11,966  $ 9,809   $ 8,301
Credit life insurance premiums                   3,394    2,972     2,529
Safe deposit box rental income                   1,881    1,765     1,625
Trading account gains                            1,602    1,594     1,908




                         -74-
Gains on sales of other real estate
  owned and other assets                         3,321    1,155       387
Non-recurring revenue                               --    2,089        --
Other revenues                                  11,290    9,030     8,184
Total other income                             $33,454  $28,414   $22,934

Note 13. Other Income and Other Expense (continued)

Other expense, as shown on the consolidated statements of income, includes the following:

Year ended December 31 (in thousands)             1994     1993      1992
Taxes other than income taxes                  $  9,490  $ 10,474   $ 9,307
Advertising and public relations                  9,401     8,372     6,634
Postage and courier charges                       9,028     8,207     8,057
Professional services                             8,990     9,202     7,023
Stationery and supplies                           8,269     8,250     7,114
Amortization of goodwill                          4,703     2,966     3,609
Amortization of core deposit intangibles          5,761     3,958     2,175
Amortization of purchased mortgage
  servicing rights                                3,241     5,190       128
Other expenses                                   54,536    55,136    54,171
Total other expenses                           $113,419  $111,755   $98,218

Securities transactions for available-for-sale and held-to-maturity securities, as shown on the statements of income, includes gross gains and gross losses as follows:

Year ended December 31 (in thousands)             1994     1993      1992
Gross gains on sales of securities              $10,205   $1,889    $6,571
Gross losses on sales of securities              (9,190)    (314)     (895)
Securities transactions                         $ 1,015   $1,575    $5,676
Income tax expense applicable to
  securities transactions                       $   240   $  551    $1,930

Note 14. Employee Benefits

The Corporation provides pension benefits to substantially all of its employees under the terms of the "Old Kent Retirement Income Plan." Old Kent also provides its key executives with pension benefits under the provisions of the "Old Kent Executive Retirement Income Plan." The following table sets forth the funded status of the pension plans and the amounts included in Old Kent's consolidated balance sheets.




                         -75-

December 31 (in thousands)                             1994        1993
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
    vested benefits of $63,807 and $59,326          $  64,867   $ 60,338
  Projected benefit obligation for service
    rendered to date                                ($112,268)  ($85,270)
Plan assets at fair value                              97,150    107,547
Plan assets (less than) in excess
  of projected benefit obligation                     (15,118)    22,277
Unrecognized net actuarial loss                        39,988      5,937
Unrecognized prior service cost being
  recognized over 19 years                              4,644      5,580
Unrecognized net transition assets
  being recognized over 15 to 19 years               (18,522)    (20,363)
Prepaid pension cost included in other assets       $ 10,992    $ 13,431

Net pension expense (income) included the following components:

Year ended December 31 (in thousands)              1994      1993     1992
Service cost (benefits earned during the year)  $  5,730    $4,219   $ 3,785
Interest cost on projected benefit obligation      7,091     6,812     6,076
Actual loss (return) on plan assets                  800    (8,500)   (6,945)
Net amortization and deferral                    (11,285)   (3,113)   (4,075)
Net periodic pension expense (income)           $  2,336    ($ 582)  ($1,159)

The following assumptions were used in determining the actuarial present value of the projected benefit obligations as of December 31 for each of the following years:

                                                    1994     1993     1992
  Discount rate                                     8.00%    7.75%    9.00%
  Rate of increase in future compensation levels    4.90%    4.75%    6.00%
  Expected long-term rate of return on plan assets  9.00%    9.00%   10.00%

Old Kent has adopted amended assumptions, as shown above, for use in the actuarial determination of its projected benefit obligations at December 31, 1994. The amended assumptions reflect a change in outlook based on management's assessment of expected economic conditions for the foreseeable future.




                         -76-
During 1994, plan assets decreased primarily due to payments to retirees. These payments included a significant amount of 'lump sum' payment elections for new retirees. In addition, actual return on plan assets was less than expected primarily due to the volatility of plan investments as a result of changes in market conditions during 1994.

Eligible employees may elect to participate in Old Kent's retirement savings plans whereby the Company contributes a 50% matching contribution for each amount contributed by participating employees, within limits as defined in the plans. The cost of these retirement savings plans was $2,179,000, $2,194,000, and $1,949,000 for 1994, 1993 and 1992,
respectively.

The Corporation provides post-retirement benefits other than pensions for a small group of employees who were entitled to such benefits under plans of predecessor banking organizations acquired by Old Kent. These benefits primarily consist of health care and life insurance. The costs of these benefits are not material and are recognized in the financial statements during the employees' years of service.

Note 15. Taxes on Income

Components of the provision for income taxes are as follows:

Year ended December 31 (in thousands)        1994        1993       1992
Current                                     $75,575     $72,175    $66,593
Deferred benefit                             (6,802)     (6,524)   (13,727)
Total provision                             $68,773     $65,651    $52,866

Income tax expense differs from that computed at the federal statutory rate as follows:

Year ended December 31 (in thousands)            1994        1993       1992
Tax at 35% statutory rate (34% for 1992)       $71,708     $67,743    $55,745
Tax effect of:
  Tax-exempt interest                           (4,757)     (4,986)    (5,484)
  Amortization of goodwill                       1,766       1,038      1,096
 Cumulative effect of adopting
    SFAS No. 109                                    --       1,900         --
 Impact of statutory rate increase
    on deferred balances                            --      (1,044)        --
 Other, net                                         56       1,000      1,509
Income tax expense                             $68,773     $65,651    $52,866
Effective tax rate                                33.6%       33.9%      32.2%



                         -77-
Components of the deferred tax assets and liabilities were as follows:

Year ended December 31 (in thousands)                       1994        1993
Deferred tax assets:
  Allowance for credit losses                             $57,296      $48,884
  Deferred compensation                                     7,413        6,344
  Unrealized loss on securities available-for-sale         21,189            -
  Other                                                     7,325        5,210
Total deferred tax assets                                 $93,223      $60,438
Valuation allowance                                             -            -
Deferred tax assets                                       $93,223      $60,438
Deferred tax liabilities:
  Business acquisitions                                     6,672        2,104
  Prepaid pension                                           5,649        5,844
  Depreciation                                              3,254        3,289
  Other                                                     7,893        5,189
Deferred tax liabilities                                  $23,468      $16,426
Net deferred tax assets                                   $69,755      $44,012

Note 15. Taxes on Income (continued)

Components of the deferred tax benefit for 1992 is as follows:

Year ended December 31 (in thousands)                    1992
Provision for credit losses                           ($11,705)
Other                                                   (2,022)
Total deferred benefit                                ($13,727)

16. Commitments and Contingencies

Certain facilities and equipment are leased under noncancelable operating lease agreements which expire at various dates through the year 2013. The aggregate minimum rental commitments are as follows:

Year ending December 31 (in thousands)        Premises    Equipment     Total
1995                                         $ 4,759       $5,071      $ 9,830
1996                                           4,059          912        4,971
1997                                           3,608          365        3,973
1998                                           2,855          101        2,956
1999                                           2,581           42        2,623
Thereafter                                     6,580           11        6,591
Total minimal payments                       $24,442       $6,502      $30,944


                         -78-
Rental expense charged to operations in 1994, 1993, and 1992, amounted to approximately $10,426,000, $8,584,000, and $8,866,000, respectively, including amounts paid under short-term cancelable leases. Certain leases contain provisions for renewal and purchase options, and require payment of property taxes, insurance and related expenses.

Included as a reduction of Old Kent's occupancy expense is building rental income of approximately $4,076,000, $4,032,000, and $4,350,000, for 1994,
1993, and 1992, respectively.

At December 31, 1994, Old Kent and its subsidiaries were parties, both as plaintiff and as defendant, to a number of lawsuits which arose in the ordinary course of business. In the opinion of management, after consultation with the Corporation's counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial position and results of operations.

Note 17. Financial Instruments with Off-Balance-Sheet Risk

Old Kent utilizes various derivative financial instruments in the normal course of business both as part of its risk management strategy and as a means to meet customer needs. The activities which currently employ financial derivatives are interest rate risk management, mortgage banking, and foreign exchange operations. Old Kent also enters into commitments to extend credit and letters of credit in connection with its lending activities.

Interest Rate Risk Management

The Corporation's asset/liability management focuses on limiting the volatility of both earnings and the value of capital that can result from changes in market interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. The Corporation's traditional banking operations tend to result in an asset-sensitive position, where assets reprice more rapidly than liabilities. This asset-sensitive profile has been moderated through the strategic use of the investment portfolio. Interest rate swap contracts are also used as a means to manage interest rate risk.

Interest rate swap contracts involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Notional amounts are used in such contracts to calculate interest payments due to each counterparty and do not represent credit exposure. Old Kent pays a floating rate and receives a fixed rate for the majority of its swaps, which are hedges related to Prime rate-based loans and certain fixed rate liabilities. Old Kent pays a fixed rate and receives a floating rate on swaps that hedge certain floating rate liabilities. The Corporation is also a party to swaps in which Old Kent pays a floating rate and receives a floating rate. These swaps were executed to limit the variability of the yields on certain agency structured notes, which are included in the available-for-sale category in the consolidated balance sheets.

                         -79-
Old Kent's credit risk in these contracts relates to the failure of a counterparty to pay according to the contractual terms of the swap agreement. The Corporation controls the credit risk of its interest rate swap agreements through credit approvals, risk control limits and ongoing monitoring procedures. Credit exposure is represented by the fair value of interest rate swaps with a positive fair value, adjusted for accrued interest.

                                              1994                   1993
                                      Notional    Credit     Notional    Credit
December 31 (in thousands)             Amount    Exposure     Amount    Exposure
Swap Categories:
Receive fixed/pay floating            $371,685    $  142     $340,000   $10,833
Receive floating/pay fixed              65,000     2,190       25,000        19
Receive floating/pay floating          120,500     5,215      120,500        --
                                      $557,185    $7,547     $485,500   $10,852

Mortgage Banking

The Corporation uses both forward sales and option contracts to protect the value of residential mortgage loans that are being underwritten for future sale to investors in the secondary market. Adverse market interest rate changes, between the time that a customer receives a rate-lock commitment and when the fully-funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, Old Kent enters into forward sales contracts and purchases exchange-traded option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans. Old Kent accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case Old Kent would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales contracts represents the aggregate value of contracts with a positive fair value. These credit exposures at both December 31, 1994 and 1993 were not significant.

                                                          1994         1993
                                                      Contractual  Contractual
December 31 (in thousands)                               Amount       Amount
Mortgage forward sales                                  $134,769     $510,350
Mortgage & treasury put options                            9,800       24,000

Foreign Exchange Contracts

Old Kent enters into foreign exchange forward contracts to purchase or sell foreign currencies at a future date at a predetermined exchange rate. These



                         -80-
contracts are used to assist customers with international transactions based upon foreign denominated currencies. The Corporation manages its exposure to foreign currency fluctuations by entering into offsetting contracts with authorized counterparties, usually foreign banks. The credit risk inherent in these transactions relates to the possibility of failure by a counterparty to fulfill its purchase or delivery responsibility, whereby Old Kent would execute the transaction with another counterparty at the prevailing currency valuation, which may be different than the value in the original contract. The credit exposure of Old Kent's foreign exchange contracts represents the aggregate value of contracts with a positive fair value. The extension of foreign exchange credit facilities to counterparties follows the same approval process as other credit facilities. The majority of Old Kent's foreign exchange contracts relate to major currencies such as Canadian Dollars, Pounds Sterling, Deutschemarks, Japanese Yen, Italian Lira, and French Francs.

                                          1994                     1993
                                Contractual    Credit    Contractual    Credit
December 31 (in thousands)        Amount      Exposure     Amount      Exposure
Foreign exchange forward
  contracts                       $38,024       $274        $8,186        $117

Commitments

Commitments to extend credit are agreements to lend cash to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The majority of Old Kent's loan commitments have maturities that are less than one year and reflect the prevailing market rates at the time of the commitment. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 17. Financial Instruments with Off-Balance-Sheet Risk (continued)

The amount of collateral obtained, if deemed necessary by Old Kent, upon extension of credit is based upon management's credit evaluation of the counterparty. Standby and commercial letters of credit are Old Kent's conditional commitments to guarantee the performance of a customer to another party. The Corporation's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. Old Kent uses the same credit underwriting policies in making commitments and issuing letters of credit as it does for its other lending activities.







                         -81-

Contractual Amount at December 31,
(in millions)                                                  1994       1993
Commitments to extend credit                                  $2,888     $2,229
Standby and commercial letters of credit                         331        275

Note 18. Estimated Fair Value of Financial Instruments

In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), the following methods and assumptions were used to estimate the fair value of each significant class of financial instrument, as defined by SFAS No. 107, for which it is practicable to estimate that value.

The estimated fair values of financial instruments, as shown below, are not intended to reflect the estimated liquidation or market value of the Corporation taken as a whole. The disclosed fair value estimates are limited to Old Kent's significant financial instruments. These include financial instruments recognized as assets and liabilities on and off the consolidated balance sheet. The estimated fair values shown below do not include any value for assets and liabilities which are not financial instruments as defined by SFAS No. 107, such as the value of real property, the value of "core deposit intangibles," the value of mortgage servicing rights, nor the value of anticipated future business.

The estimated fair value amounts were determined using available market information, current pricing information applicable to Old Kent and various valuation methodologies. Where market quotations were not available for financial instruments, considerable management judgment was involved in the determination of estimated fair values. Therefore, the estimated fair value of financial instruments shown below may not be representative of the amounts at which they could be exchanged in a current or future transaction. Due to the inherent uncertainties of expected cash flows of financial instruments, the use of alternate valuation assumptions and methods could have a significant effect on the derived estimated fair value amounts.

Cash and cash equivalents, interest receivable and interest payable

For these short-term instruments, the carrying amount was deemed to be a reasonable estimate of fair value.

Interest-earning deposits

The estimated fair value of these holdings was calculated by discounting the expected future cash flows using rates applicable to similar instruments with the same remaining maturity.

Trading account securities, securities available-for-sale and securities held-to-maturity

                         -82-

The estimated fair values were based upon quoted market or dealer prices.

Net loans and mortgages held-for-sale

Generally, the fair value of loans was estimated by discounting the expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. The fair value for credit card loans, student loans and certain "open-end" consumer loans was based upon available market prices for similar loans, adjusted for differences in loan characteristics. The fair value of loans on nonaccrual status was estimated at a discount of their carrying amounts. For certain variable rate loans that reprice frequently, the estimated fair value is equal to the carrying value. The estimated fair value of mortgages held-for-sale approximates their carrying value.

Deposit liabilities

The fair value of fixed-maturity time deposits was estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of demand and savings deposits is the amount payable on demand at the reporting date.

Short-term borrowed funds

For all instruments except bank notes, the carrying amount was deemed to be a reasonable estimate of fair value. The estimated fair value of bank notes was calculated by discounting the expected future cash flows using rates applicable to similar instruments of comparable maturity.

Long-term debt obligations

The fair value of long-term debt obligations at December 31, 1994 and 1993, approximated the carrying value.

Off-balance-sheet financial instruments

The carrying value of Old Kent's interest rate swaps represents accrued interest as reflected in the consolidated balance sheets. The estimated fair value of interest rate swap agreements was based upon dealer quotations for the amount which might be realized from a transfer, sale or termination of such agreements. The fair value of Old Kent's commitments to extend credit, its outstanding letters of credit, foreign exchange contracts and put options are insignificant.

The following summarizes the carrying value and estimated fair value of financial instruments.








                         -83-

                                       1994                      1993
                               Carrying    Estimated     Carrying    Estimated
December 31 (in thousands)      Value      Fair Value     Value      Fair Value
Financial Assets:
  Cash and cash equivalents   $  489,873   $  489,873  $  464,989   $  464,989
  Interest-earning deposits        5,255        5,258      32,596       32,700
  Trading account securities      10,651       10,651      38,558       38,558
  Securities available-
    for-sale                   1,448,782    1,448,782   1,382,624    1,433,744
  Securities held-to-maturity  1,963,454    1,886,533   2,184,708    2,240,798
  Mortgages held-for-sale        189,989      189,989     474,898      474,898
  Net loans                    6,336,124    6,429,736   4,875,961    5,078,718
  Interest receivable             84,132       84,132      79,239       79,239
Financial Liabilities:
  Non-interest-bearing
    deposits                  $1,364,121   $1,364,121  $1,144,700   $1,144,700
  Interest-bearing deposits -
    no maturities              3,047,597    3,047,597   3,104,353    3,104,353
  Interest-bearing deposits -
    fixed maturities           4,545,833    4,534,637   3,722,099    3,754,789
  Short-term borrowed funds      998,150      996,800     958,295      958,295
  Interest payable                52,541       52,541      38,531       38,531
  Long-term debt                   1,119        1,119       1,215        1,215
Interest Rate Swaps
  Relating To:
  Assets                             379      (10,792)      1,971        5,280
  Liabilities                        171        1,396         318          646

Note 19. Condensed Financial Information of the Parent Company

The condensed financial information of the parent company, Old Kent Financial Corporation, is summarized as follows:

Condensed Balance Sheets
December 31 (in thousands)                                1994       1993
Assets:
  Cash and cash equivalents                             $  8,183   $  3,691
  Interest-earning deposits and other securities          52,576    106,952
  Leasehold improvements, premises and equipment           7,002      7,455
  Investment in and advances to subsidiaries             786,211    671,013
  Other assets                                            42,355     49,761
Total Assets                                            $896,327   $838,872





                         -84-

Liabilities and Shareholders' Equity:
  Long-term debt                                        $    241   $    293
  Accrued expenses and other liabilities                  36,590     25,812
  Total liabilities                                       36,831     26,105
  Shareholders' equity                                   859,496    812,767
Total Liabilities and Shareholders' Equity              $896,327   $838,872

Note 19.  Condensed Financial Information of the Parent Company (continued)

Condensed Statements of Income

Year ended December 31 (in thousands)             1994       1993       1992
Income:
  Dividends from subsidiaries                  $ 85,200   $106,350   $ 94,200
  Service fees from subsidiaries                 50,707     45,286     41,980
  Interest and other                              4,904      3,986      2,239
  Securities transactions                           325         --        216
Total income                                    141,136    155,622    138,635
Expenses:
  Interest                                          279        366        808
  Salaries and benefits                          33,340     31,112     28,228
  Occupancy                                       4,093      3,738      3,438
  Equipment                                       9,263      8,008      7,812
  Other                                          23,351     23,056     21,435
Total expenses                                   70,326     66,280     61,721
Income before income taxes and equity
  in undistributed net income of subsidiaries    70,810     89,342     76,914
Income tax benefit                                4,672      3,557      3,707
Income before equity in undistributed net
  income of subsidiaries                         75,482     92,899     80,621
Equity in undistributed net income of
  subsidiaries                                   60,625     35,003     30,470
Net Income                                     $136,107   $127,902   $111,091

Condensed Statements of Cash Flows
Year ended December 31 (in thousands)             1994       1993       1992
Cash flows from operating activities:
  Net income                                   $136,107   $127,902   $111,091
  Adjustments to reconcile net income
    to net cash provided by
    operating activities:
  Equity in undistributed net
    income of subsidiaries                      (60,625)   (35,003)   (30,470)
  Depreciation, amortization and accretion        8,891     10,514      8,181
  Net (gains) losses on sales of assets            (342)         9       (153)

                         -85-
  Decrease (increase) in other assets             1,400     (1,636)    (1,621)
  Increase in other liabilities                   9,850      4,670         90
Net cash provided by operating activities        95,281    106,456     87,118

Cash flows from investing activities:
  Decrease (increase) in
    interest-earning assets                      54,901    (53,256)    35,014
  Increase in investment in and
    advances to subsidiaries                    (30,711)   (14,479)    (4,174)
  Purchases of leasehold improvements,
    premises and equipment, net                  (1,656)    (2,922)    (1,748)
Net cash provided by (used for)
  investing activities                           22,534    (70,657)    29,092
Cash flows from financing activities:
  Proceeds from common stock issuances            5,441      3,902      4,771
  Repurchases of common stock                   (70,720)    (2,770)   (71,604)
  Dividends paid to shareholders                (47,992)   (43,380)   (36,413)
  Payments of long-term debt obligations            (52)       (47)    (5,838)
Net cash used for financing activities         (113,323)   (42,295)  (109,084)
Net increase (decrease) in cash and
  cash equivalents                                4,492     (6,496)     7,126
Cash and cash equivalents at
  beginning of year                               3,691     10,187      3,061
Cash and cash equivalents at end of year       $  8,183   $  3,691   $ 10,187

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank may make to its parent company. In 1995, the subsidiary banks may distribute to the parent company, in addition to their 1995 net income, approximately $68 million in dividends without written approval from bank regulatory agencies. The remaining net assets of subsidiary banks, approximating $739 million at December 31, 1994, are unavailable for transfer to the parent company.

Shareholder Information

The Corporation's Form 10-K Annual Report to the Securities and Exchange Commission will be provided without cost to shareholders upon request. Send requests to Mr. Martin J. Allen, Jr., Senior Vice President and Secretary, Old Kent Financial Corporation, One Vandenberg Center, Grand Rapids, Michigan 49503.

Annual Meeting

The annual meeting of shareholders of Old Kent Financial Corporation will be held on April 17, at 10:00 am. in the Pantlind Ballroom at the Amway Grand Plaza Hotel, 187 Monroe NW, directly southwest of the Old Kent Bank Building in Grand Rapids, Michigan.

Transfer Agent/Shareholder Inquiries

Old Kent Bank serves as the transfer agent for the Corporation. Inquiries relating to shareholder records, stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

     Old Kent Bank
     Shareholder Services
     111 Lyon Street NW
     Grand Rapids, Michigan 49503
     Telephone (616) 771-5482, or (800) 652-2657 (Ext. 5482)

Dividend Reinvestment Plan

Old Kent offers a dividend reinvestment plan which permits participating shareholders of record to reinvest dividends in Old Kent Common Stock without paying brokerage commissions or service charges. Participating shareholders may also invest up to $1,000 in additional funds each quarter for the purchase of additional shares. A copy of the dividend reinvestment plan prospectus and application may be requested from the transfer agent at the address above.

Dividends

Anticipated dividend payable dates are the 15th of March, June, September and December. Shareholders may have their dividends deposited directly to their Old Kent savings, checking or Money Market investment account. A copy of the Automatic Dividend Deposit Service Plan and an authorization form may be requested from Shareholder Services at the address shown above.

Old Kent Common Stock

Old Kent Common Stock is traded in the over-the-counter National Market System and is quoted by NASDAQ under the symbol OKEN. The following table sets forth the range of bid prices for Old Kent Common Stock for the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-downs or commission and may not necessarily represent actual transactions.

Two-Year Range of Common Stock Prices
Period                                  1994                1993
                                    Low       High      Low       High
First Quarter                     $29.13     $32.38   $32.63     $37.38
Second Quarter                     29.50      35.75    30.38      37.50
Third Quarter                      31.50      35.75    32.25      35.38
Fourth Quarter                     29.75      34.25    29.75      35.63

As of January 31, 1995, there were 40,551,035 shares of Old Kent Financial Corporation Common Stock issued and outstanding, and there were approximately 13,170 holders of record.

Board of Directors and Senior Management

Board of Directors

John M. Bissell
Chairman and Chief Executive Officer, BISSELL Inc.
(manufacturer of homecare, healthcare and graphics products)

John D. Boyles
Attorney-at-Law
Verspoor, Waalkes, Lalley & Slotsema, P. C.

John C. Canepa
Chairman of the Corporation

Dick DeVos
President, Amway Corporation
(manufacturer of home and personal care products)

Earl D. Holton
President, Meijer Inc.
(food and general merchandise retailer)

Michael J. Jandernoa
Chairman and Chief Executive Officer,
Perrigo Company
(manufacturer of store-brand health and beauty aids)

John P. Keller
President, Keller Group, Inc.
(a diversified manufacturer)

Jerry K. Myers
Former President and Chief Executive Officer, Steelcase, Inc.
(manufacturer of office systems)

William U. Parfet
President and Chief Executive Officer,
Richard-Allan Medical Industries, Inc.
(manufacturer of surgical instruments and medical supplies)

Percy A. Pierre, Ph.D.
Vice President for Research
and Graduate Studies,
Michigan State University

Robert L. Sadler
Vice Chairman of the Corporation
and
President and Chief Executive Officer of Old Kent Bank

Peter F. Secchia
Chairman, Universal Forest Products, Inc.
(manufacturer and distributor of building supplies)

B. P. Sherwood, III
Vice Chairman and
Treasurer of the Corporation

David J. Wagner
President and Chief Executive Officer of the Corporation and
Chairman of Old Kent Bank

Corporate Officers
John C. Canepa
Chairman

David J. Wagner
President and
Chief Executive Officer

Robert L. Sadler
Vice Chairman

B. P. Sherwood, III
Vice Chairman and Treasurer

Ralph W. Garlick
Executive Vice President,
Senior Credit Officer

Kevin T. Kabat
Executive Vice President,
Retail Administration and Corporate Technology

David L. Kerstein
Executive Vice President,
Retail Banking

Thomas D. Wisnom
Executive Vice President,
Community Bank Administration

Richard W. Wroten
Executive Vice President,
Chief Financial Officer

Martin J. Allen, Jr.
Senior Vice President and
Secretary,
Corporate Planning and Development

Richard L. Haug
Senior Vice President,
General Auditor

Charles W. Jennings, Jr.
Senior Vice President,
Human Resources

Leigh I. Sherman
Senior Vice President,
Marketing

Management Committee

David J. Wagner
President and Chief Executive Officer,
Old Kent Financial Corporation;
Chairman,
Old Kent Bank

Robert L. Sadler
Vice Chairman,
Old Kent Financial Corporation;
President and Chief Executive Officer,
Old Kent Bank

B. P. Sherwood, III
Vice Chairman and Treasurer,
Old Kent Financial Corporation

Martin J. Allen, Jr.
Senior Vice President and Secretary,
Corporate Planning and Development,
Old Kent Financial Corporation

David A. Dams
Executive Vice President,
Corporate Banking,
Old Kent Bank

E. Philip Farley
Executive Vice President,
Investment and Trust Management Services,
Old Kent Bank

Ralph W. Garlick
Executive Vice President,
Senior Credit Officer,
Old Kent Financial Corporation;
President,
Old Kent Bank - Metro Detroit

Charles W. Jennings, Jr.
Senior Vice President,
Human Resources,
Old Kent Financial Corporation

Kevin T. Kabat
Executive Vice President,
Retail Administration and
Corporate Technology,
Old Kent Financial Corporation

David L. Kerstein
Executive Vice President,
Retail Banking,
Old Kent Financial Corporation

Leigh I. Sherman
Senior Vice President,
Marketing,
Old Kent Financial Corporation

Robert H. Warrington
President,
Old Kent Mortgage Company

Thomas D. Wisnom
Executive Vice President,
Community Bank Administration,
Old Kent Financial Corporation
Richard W. Wroten
Executive Vice President,
Chief Financial Officer,
Old Kent Financial Corporation






This report is printed on recycled paper.

[LOGO] Old Kent

Old Kent Financial Corporation
One Vandenberg Center
Grand Rapids, Michigan 49503
Telephone (616) 771-5000