Form 10-K, Exhibit 13
period 1995-12-31
OLD KENT FINANCIAL CORP /MI/
filed 1996-03-01
CIK 746969

                                  EXHIBIT 13

                        ANNUAL REPORT TO SHAREHOLDERS

                Pursuant to SEC Rule 14a-3(b)(11), Old Kent's Annual Report to Shareholders (the "Annual Report") is composed of two parts: (i) the 1995 Report to Shareholders; and (ii) the Annual Report Supplement, which is appended to Old Kent's 1996 Proxy Statement and contains all of the information required under SEC Rule 14a-3. Pursuant to Item 601(b)(13)(ii) of Regulation S-K, only the Annual Report Supplement portion of the Annual Report, which contains all portions of the Annual Report incorporated by reference in this filing, is furnished as an exhibit to this filing. Pursuant to Item 601(b)(13)(ii) of Regulation S-K and SEC Rule 14a-3(c), the Annual Report is not deemed to be "filed" with the Commission except for those portions that are expressly incorporated by reference in this filing.

                                                              OLD KENT FINANCIAL
                                                                     CORPORATION

                                      1995
                                 ANNUAL REPORT
                                   SUPPLEMENT

                                                                   OLD KENT LOGO

                      [This page intentionally left blank]

Old Kent Financial Corporation

1995 Annual Report Supplement

CONTENTS                                                                            Page
----------------------------------------------------------------------------------------
Old Kent Financial Corporation                                                      S-2
A Message to our Shareholders                                                       S-2
Five-Year Summary of Selected Financial Data                                        S-3
Financial Review                                                                    S-4
Management's Responsibility for Financial Reporting                                 S-26
Report of Independent Public Accountants                                            S-27
Consolidated Financial Statements                                                   S-28
Notes to Consolidated Financial Statements                                          S-32
Board of Directors and Senior Management

Old Kent Financial Corporation

Old Kent Financial Corporation is a bank holding company. Its principal banking subsidiaries, Old Kent Bank (Grand Rapids, Michigan) and Old Kent Bank (Elmhurst, Illinois), serve more than 100 communities in Michigan and Illinois with over 200 banking offices. These banks engage in commercial and retail banking and provide trust and other financial services. Approximately 84% of the Corporation's deposits and 85% of the Corporation's loans are associated with banking offices serving the lower peninsula of Michigan. The balance of banking assets are associated with offices serving eastern Michigan and northeastern Illinois. Old Kent mortgage companies also have offices in Florida, Illinois, Indiana, Missouri, Minnesota, Utah, Nevada, Idaho, Texas, and Ohio.

A Message to Our Shareholders

Providing the following information in this format permits us to provide this information to our shareholders even earlier than was our previous practice, and to achieve a considerable cost saving.

This Annual Report Supplement to our Proxy Statement contains our audited financial statements, detailed financial review and certain other information previously presented in our annual report to shareholders. This supplement contains all of the information that regulations of the Securities and Exchange Commission (the "SEC") require to be presented in annual reports to shareholders. For legal purposes, this supplement is part of Old Kent Financial Corporation's annual report to shareholders. Although attached to our proxy statement, this supplement is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

We invite our shareholders to also consider our 1995 Report to Shareholders, which accompanies this proxy statement. That report presents information concerning the business and financial results of our company in a format and level of detail that we believe most of our shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in the following Annual Report Supplement are invited to request our Annual Report on Form 10-K.

OUR ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO OLD KENT FINANCIAL CORPORATION, ATTN. CORPORATE SECRETARY, ONE VANDENBERG CENTER, GRAND RAPIDS, MICHIGAN 49503.

Five Year Summary of Selected Financial Data

December 31
(dollars in thousands, except per share
data)                                        1995           1994           1993           1992          1991
---------------------------------------------------------------------------------------------------------------
FOR THE YEAR
 Net interest income                      $   476,693    $   455,635    $   427,587    $  403,821    $  356,074
 Provision for credit losses                   21,666         22,465         34,822        58,987        41,687
 Net income                                   141,814        137,084        131,324       114,445        95,988
 Cash dividends                                55,334         49,869         44,984        37,665        32,498

AVERAGE FOR THE YEAR
 Assets                                   $11,674,214    $10,761,022    $ 9,718,875    $9,200,850    $8,768,778
 Deposits                                   9,317,428      8,805,055      8,064,628     7,681,885     7,387,053
 Loans                                      7,230,657      6,060,822      5,216,229     5,262,114     5,460,530
 Total interest-earning assets             10,875,345     10,029,250      9,046,820     8,595,646     8,181,067
 Subordinated and other long-term debt         13,670          1,202          6,296        40,077        87,373
 Stock, capital surplus and retained
   earnings                                   972,665        887,541        802,016       712,624       664,832
 Total shareholders' equity                   960,858        884,415        802,016       712,624       664,832

AT YEAR-END
 Assets                                   $12,003,084    $11,477,723    $10,340,037    $9,152,196    $9,250,652
 Deposits                                   9,357,366      9,429,337      8,411,203     7,664,476     7,696,052
 Loans                                      7,430,552      6,854,849      5,344,712     5,224,845     5,398,264
 Subordinated debt                            100,000             --             --        24,565        84,331
 Stock, capital surplus and retained
   earnings                                 1,012,569        935,588        850,040       755,686       700,117
 Total shareholders' equity                 1,015,936        895,997        850,040       755,686       700,117

PER COMMON SHARE (IN DOLLARS)
 Net Income:
  Primary                                       $3.11          $3.02          $2.90         $2.57         $2.17
  Fully diluted                                  3.11           3.02           2.90          2.51          2.07
 Cash dividends                                  1.22           1.12           1.02           .86           .75
 Book value at year-end                         22.39          19.76          18.75         16.94         15.82
 Dividend payout ratio                          39.2%          37.1%          35.2%         33.5%         34.6%

PERFORMANCE RATIOS
 Return on average total equity                14.76%         15.50%         16.37%        16.06%        14.44%
 Return on average assets                       1.21%          1.27%          1.35%         1.24%         1.09%
 Average equity to average assets               8.23%          8.22%          8.25%         7.75%         7.58%
 Yield on average interest-earning
   assets                                       8.44%          7.66%          7.75%         8.48%         9.74%
 Cost of average interest-bearing
   liabilities                                  4.71%          3.57%          3.44%         4.25%         6.04%
 Average net interest spread                    3.73%          4.09%          4.31%         4.23%         3.70%
 Average net interest margin                    4.46%          4.63%          4.82%         4.81%         4.49%

CAPITAL RATIOS AT YEAR-END
 Equity to assets                               8.46%          7.81%          8.22%         8.26%         7.57%
 Leverage ratio                                 7.74%          7.30%          7.78%         7.76%         7.04%
 Risk-based capital ratio -- Tier 1            10.59%         10.84%         12.61%        12.57%        11.21%
 Risk-based capital ratio -- Total             13.01%         12.11%         13.87%        14.03%        13.58%

CREDIT QUALITY RATIOS
 Allowance for credit losses to total
    loans                                       2.35%          2.44%          2.72%         2.40%         1.69%
 Impaired loans to total loans                   .58%           .88%          1.12%         1.54%         1.81%
 Nonperforming assets to total assets            .45%           .63%           .70%         1.01%         1.25%
 Allowance to impaired loans                     403%           277%           243%          156%           93%
 Net charge-offs to average loans                .19%           .16%           .33%          .47%          .50%

Financial Review

This financial review presents management's discussion and analysis of financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements beginning on page S-28 and the five year summary of selected financial data on page S-3. Financial information for periods prior to 1995 have been restated to include the financial condition and results of operations of First National Bank Corp. ("FNB"), which was acquired in a pooling-of-interests transaction on February 1, 1995.

OVERVIEW

Net income was $141.8 million for 1995, the twenty-third year of increased earnings in Old Kent's history as a bank holding company. This represented a 3.5% increase over net income of $137.1 million for 1994. Net income per share was $3.11 for 1995, up by 3% over the $3.02 of net income per share for 1994. Net income has increased at a compound annual growth rate of 9.6% over the last five years, and net income per common share has grown at an annual compound rate of 10.0% over that same period.

Effective with the fourth quarter of 1995, the quarterly cash dividend rate on common stock was increased to $.32 per share. The new annualized rate of $1.28 per share is 8.4% greater than the rate paid in the fourth quarter of 1994 and includes the effect of a five percent stock dividend paid on August 15, 1995. Old Kent has paid increased cash dividends in each year since its formation as a holding company in 1972. The compound annual growth rate for the Corporation's per share dividend payment for the last five years is 12.1% and the dividend payout ratio has averaged 35.8% over that same time period.

Old Kent's corporate culture is geared toward maximizing shareholder value. The information appearing on page 11 of the accompanying proxy statement compares the performance of Old Kent Common Stock with the S&P 500 and the KBW 50 indices. The total return as shown is measured using both stock price appreciation and the effect of continuous reinvestment of dividend payments. The S&P 500 index includes the performance of five hundred individual stocks selected by Standard & Poor's Corporation to be a representative indicator of a broad base of industries whose stocks are traded and available to the investing public. The KBW 50 index is based upon the stock performance of 50 large banks selected by Keefe, Bruyette & Woods, Inc., specialists in the banking and thrift industries. The total return of the KBW 50 index is calculated in the same manner as the S&P 500 index. As indicated on the graph, Old Kent's stock performance on a total return basis compares favorably with the total return of the broad based S&P 500 index as well as the banking industry specific KBW 50 index. The data indicates that an initial $100.00 investment in Old Kent Common Stock on December 31, 1990, would be worth $334 on December 31, 1995 providing that all quarterly dividends paid within the intervening five year period were reinvested in Old Kent Common Stock at the market prices in effect when dividends were paid. This increase in value is equivalent to a compound annual return of 27.3% over those five years for such an investment in Old Kent Common Stock compared to 16.6% for the S&P 500 index and 26.5% for the KBW 50 index.

The Corporation's return on average total equity in 1995 was 14.76%, compared to an equity return of 15.50% for 1994. Old Kent's return on equity has averaged 15.4% over the past five years. Old Kent's return on average assets was 1.21% for 1995 compared to 1.27% in 1994, and has averaged above 1.2% over the last five years.

Steady annual earnings increases have been attributable to balance sheet growth and to increases in non-interest income. Total average interest-earning assets increased by $846 million, or 8.4% in 1995 and by $982 million, or 10.9%, in 1994. Over the last five years, total average interest-earning assets have increased at a compound annual growth rate of 7.3%. Interest-earning assets primarily consist of securities (defined herein to include those classified as available-for-sale and those classified as held-to-maturity) and loans. Average securities decreased by $509 million, or 14.2% in 1995. This decrease was primarily the result of Old Kent's liquidity requirements to accommodate loan growth. In 1995, total loans averaged $7,231 million, an increase of $1,170 million, or 19.3% more than the average for 1994. This growth in total loans was largely the result of a higher level of loan demand relative to the prior year. In 1994, total loans average $6,061 million and represented an increase of $845 million, or 16.2%, over the average for 1993. The increase in total average interest-earning assets for 1994 was primarily due to acquisitions of businesses.

BUSINESS OF THE CORPORATION

Old Kent is a bank holding company. The services offered by Old Kent's subsidiaries cover a wide range of banking, fiduciary and other financial services. These include commercial, mortgage, and retail loans, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated teller machines and electronically accessed banking services, credit and debit cards, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, access to insurance products, personal investment and brokerage services and corporate and personal trust services.

The principal sources of revenues for Old Kent are interest and fees on loans, which accounted for 61% of total revenues in 1995, 55% in 1994, and 51% in 1993. Interest on securities is also a significant source of revenue, accounting for 19% in 1995, 25% in 1994 and 28% in 1993. Approximately 84% of total deposits and approximately 85% of total loans at December 31, 1995 were associated with banking offices serving the lower peninsula of the State of Michigan.

Old Kent has had no foreign loans at any time during the last five years. The foreign activities of the Corporation primarily involve time deposits with banks and placements for domestic customers of the banks. These activities did not significantly impact the Corporation's financial condition or results of operations.

MERGERS AND ACQUISITIONS

Much of Old Kent's growth has been through acquisitions. Because of restrictive state banking laws, the primary method of expansion into new markets has been through acquisitions of other financial institutions or branches. Although some of these restrictions have been relaxed, further expansion into new markets will likely continue through acquisitions of other financial institutions. The following is a summary of Old Kent's significant merger and acquisition activity during the last three years.

Effective January 22, 1996, Old Kent acquired Republic Mortgage Corp. ("RMC"), headquartered in Salt Lake City, Utah. Old Kent issued approximately 221,000 shares of Old Kent Common Stock for all of outstanding stock of RMC. At December 31, 1995, RMC had total assets of approximately $39 million and serviced residential mortgages totalling approximately $127 million. RMC has regional offices in Boise, Idaho and Las Vegas, Nevada.

On December 1, 1995, the Corporation acquired Guyot, Hicks, Anderson & Associates, Inc. ("GHA"), an insurance agency headquartered in Traverse City, Michigan. The merger was effected through the issuance of 198,803 shares of Old Kent Common Stock in exchange for all of the outstanding shares of GHA common stock. The merger was treated as a pooling-of-interests. Since the acquisition did not have a material effect on the consolidated financial statements, they have not been restated. When acquired, GHA had total assets of approximately $5 million. GHA offers a variety of corporate and personal insurance products.

On February 1, 1995, Old Kent acquired First National Bank Corp. ("FNB"), a bank holding company headquartered in Mount Clemens, Michigan. The merger was effected through the exchange of

2,636,221 shares of Old Kent Common Stock for all outstanding shares of FNB common stock. The merger was accounted for as a pooling-of-interests. When acquired, FNB had total assets of approximately $531 million and deposits of $472 million. FNB's sixteen banking offices, now branch offices of Old Kent Bank (Michigan), are located in the attractive suburban market northeast of Detroit, and have enhanced Old Kent's existing presence in eastern Michigan.

Effective May 2, 1994, Old Kent acquired EdgeMark Financial Corporation ("EdgeMark") (Chicago, Illinois). Old Kent exchanged 1,917,566 shares of its common stock for all of the outstanding EdgeMark common stock. When acquired, EdgeMark had total assets of $522 million and deposits of $456 million. This purchase expanded Old Kent's presence in the Chicago area market by adding six banking offices in the west and southwest suburbs and two offices in downtown Chicago.

On March 1, 1994, Old Kent purchased Princeton Financial Corp. ("Princeton") which afforded entry into attractive mortgage markets located in Florida. At the time of acquisition, Princeton had assets of approximately $70 million and serviced residential mortgages of approximately $360 million.

Old Kent acquired all of the outstanding common stock of University Financial Corporation (Elgin, Illinois) for a purchase price of $12.5 million effective January 1, 1993. University Financial Corporation owned First Federal of Elgin, F.S.A. which was merged into Old Kent Bank (Illinois). When acquired, University Financial Corporation had total assets of approximately $275 million and approximately $198 million of total deposits. Also acquired were five banking offices located in Elgin, Dundee, and Hampshire, which increased Old Kent's market presence in the northern half of Kane County, Illinois. In addition, Old Kent acquired rights to service approximately $827 million of residential mortgage loans in this transaction.

SUMMARY OF OPERATING RESULTS

The following is a summary of the major components of the Corporation's operating results for the last five years:

    Year ended December 31 (in
            thousands)                  1995        1994        1993        1992        1991
-----------------------------------------------------------------------------------------------
Net interest income                   $ 476,693   $ 455,635   $ 427,587   $ 403,821   $ 356,074
Add: taxable-equivalent adjustment        7,814       8,704       8,786       9,473      10,937
                                      ---------   ---------   ---------   ---------   ---------
Taxable-equivalent net interest
  income                                484,507     464,339     436,373     413,294     367,011
Provision for credit losses             (21,666)    (22,465)    (34,822)    (58,987)    (41,687)
Non-interest income                     186,551     155,544     150,864     131,880     118,036
Non-interest expense                   (426,965)   (383,012)   (345,331)   (309,332)   (295,710)
Income taxes, including taxable-
  equivalent adjustment                 (80,613)    (77,322)    (75,760)    (62,410)    (51,662)
                                      ---------   ---------   ---------   ---------   ---------
Net income                            $ 141,814   $ 137,084   $ 131,324   $ 114,445   $  95,988
                                      =========   =========   =========   =========   =========

NET INTEREST INCOME

In the summary above, the taxable-equivalent adjustment increases tax-exempt income to an amount equivalent to interest income subject to income taxes at statutory rates. The federal income tax rate was 35% for 1995, 1994 and 1993, and 34% for the preceding years. During 1995, total average interest-earning assets increased by $846 million, or 8.4%. In that same period, interest-bearing liabilities increased to a lesser extent, $687 million or 8.1%.

The following table sets forth the changes in interest income and interest expense as they relate to changes in volume and changes in rate:

                                     1995 Compared to 1994               1994 Compared to 1993
                                     Increase (Decrease)*                 Increase (Decrease)*
                               ---------------------------------    --------------------------------
                               Change in                            Change in
 (Fully taxable-equivalent,     Income/      Due to      Due to      Income/     Due to      Due to
       in thousands)            Expense      Volume       Rate       Expense     Volume       Rate
----------------------------------------------------------------------------------------------------
Interest-Earning Assets:
 Loans (including mortgages-
  held-for-sale)               $165,686     $105,921    $ 59,765     $74,230     $65,500    $  8,730
 Taxable securities              (26,22)    (32,099)      5,873      (6,854)     15,564     (22,418)
 Tax-exempt securities            (1,75)     (2,528)        773         975       1,660        (685)
 Interest-earning deposits        1,843        1,623         220      (2,971)     (2,586)       (385)
Federal funds sold and
 resale agreements               10,158        7,893       2,265       2,340       1,082       1,258
Trading account securities           37         (269)        306        (767)     (1,263)        496
                               --------     --------    --------     -------     -------    --------
Change in Interest Income       149,743       80,541      69,202      66,953      79,957     (13,004)
                               --------     --------    --------     -------     -------    --------
Interest-Bearing
 Liabilities:
 Savings deposits                 3,214       (8,100)     11,314      (3,762)      4,698      (8,460)
 Time deposits:
  Negotiable                     22,064       (1,796)     23,860      28,637      14,378      14,259
  Foreign                         3,730         (868)      4,598       3,545       1,223       2,322
  Other                          68,531       41,355      27,176      (5,942)        300      (6,242)
 Federal funds purchased and
  repurchase agreements           6,562          592       5,970       2,680      (1,154)      3,834
 Other borrowed funds            24,641       12,803      11,838      14,225       9,949       4,276
 Subordinated and other
  long-term debt                    833          878         (45)       (396)       (485)         89
                               --------     --------    --------     -------     -------    --------
Change in Interest Expense      129,575       44,864      84,711      38,987      28,909      10,078
                               --------     --------    --------     -------     -------    --------
Change in Net Interest
 Income                        $ 20,168     $ 35,677    $(15,509)    $27,966     $51,048    $(23,082)
                               ========     ========    ========     =======     =======    ========

-------------------------
* The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

Net interest margin is calculated by dividing taxable-equivalent net interest income by average interest-earning assets. Interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest margin was 4.46% in 1995 compared to 4.63% for 1994. The interest spread was 3.73% for 1994, down from 4.09% for 1993. The average yield on interest-earning assets increased to 8.44% in 1995 from 7.66% in 1994, an increase of .78%. In contrast, the average cost of interest-bearing liabilities rose to a greater extent, by 1.14%. The average cost of interest-bearing liabilities was 4.71% in 1995 compared to 3.57% in 1994. Because liability costs increased more than asset yields, the net interest margin decreased by .17% in comparing 1995 to 1994. Hence, the increase in taxable-equivalent net interest income of $20.2 million for 1995 is entirely attributable to the increase in the average balance (volume) of total interest-earning assets of $846 million.

The increase of $28 million in taxable-equivalent net interest income in 1994 is also attributable to increased average-earning asset totals. During 1994, average earning assets increased by $982 million, or 10.9%. In that same period, total average interest-bearing liabilities increased to a somewhat lesser extent, about $800 million, or 10.4%. The net interest margin for 1994 was 4.63%, down by .19% from 1993. The yield on earning-assets was 7.66% for 1994, or .09% less than that of 1993. The cost of interest-bearing liabilities increased to 3.57% for 1994, or .13% more than the 1993 average rate. The interest spread for 1994 was 4.09% compared to 4.31% for 1993 due to the combined effect of higher average cost of paying liabilities and lower average yield on earning assets.

                                                                             Three month
                                           Prime interest rate         U.S. Treasury Bill rate
                                         ------------------------      ------------------------
              Percentage                 1995      1994      1993      1995      1994      1993
-----------------------------------------------------------------------------------------------
Simple average during year               8.83%     7.14%     6.00%     5.63%     4.35%     3.08%
At December 31                           8.50%     8.50%     6.00%     5.07%     5.69%     3.05%

As indicated above, interest rates tended to increase over the past two years and affected the cost of interest-bearing liabilities to a greater extent than earning assets. The interest rate environment is significantly impacted by the health of the national economy and the monetary policies of the Federal Reserve System which, during 1995 and 1994, largely influenced interest rate increases as depicted above.

There are a number of factors which affect net interest income, including the mix of interest-earning assets, the mix of interest-bearing liabilities, and the interest rate sensitivity of the various categories. As of December 31, 1995, Old Kent's management believes that the Corporation is essentially neutral to changes in interest rates. This means that net interest income would not be materially impacted by upward or downward movements in prevailing interest rates within anticipated ranges. A discussion of the Corporation's liquidity and interest rate sensitivity begins on page S-20 of this report.

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

                                         1995                              1994                              1993
                            -------------------------------   -------------------------------   ------------------------------
                             Average                 Net       Average                 Net      Average                 Net
(Fully taxable-equivalent,   Earning    Interest   Interest    Earning    Interest   Interest   Earning    Interest   Interest
   dollars in millions)      Assets      Spread     Income     Assets      Spread     Income     Assets     Spread     Income
      ------------------------------------------------------------------------------------------------------------------
Source of Funding:
Interest-bearing
  liabilities               $ 9,186.9     3.73%     $342.7    $ 8,500.3     4.09%     $347.7    $7,700.1     4.31%     $331.9
Non-interest-bearing
  liabilities and equity      1,688.4     8.44%      141.8      1,528.9     7.66%      116.6     1,346.7     7.75%      104.5
                            ---------               ------    ---------               ------    --------               ------
Total                       $10,875.3               $484.5    $10,029.2               $464.3    $9,046.8               $436.4
                            =========               ======    =========               ======    ========               ======

The following table shows the relative importance of changes in interest spread, earning asset volumes and changes in funding sources:

                                    1995 Over (Under) 1994          1994 Over (Under) 1993          1993 Over (Under) 1992
                                 -----------------------------   -----------------------------   -----------------------------
                                 Average                Net      Average                Net      Average                Net
  (Fully taxable-equivalent,     Earning   Interest   Interest   Earning   Interest   Interest   Earning   Interest   Interest
     dollars in millions)        Assets     Spread     Income    Assets     Spread     Income    Assets     Spread     Income
      ------------------------------------------------------------------------------------------------------------------------
Source of Funding:
Interest-bearing liabilities     $686.6      (.36)%    $ (5.0)   $800.3      (.22)%    $ 15.8    $267.0       .08%     $ 17.5
Non-interest-bearing
  liabilities and equity          159.5       .78%       25.2     182.1      (.09)%      12.1     184.2      (.73)%       5.6
                                 ------                 -----    ------                 -----    ------                 -----
Total                            $846.1                $ 20.2    $982.4                $ 27.9    $451.2                $ 23.1
                                 ======                 =====    ======                 =====    ======                 =====

Average Consolidated Balance Sheets

                                                                 1995                               1994                    1993
(Income and rates on fully taxable-equivalent       -------------------------------    -------------------------------    ---------
basis,                                               Average                Average     Average                Average     Average
dollars in thousands)                                Balance     Interest    Rate       Balance     Interest    Rate       Balance
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE ASSETS:
 Loans(1)                                            7,230,657    668,735     9.25%     6,060,822    507,408     8.37%    5,216,229
 Taxable investment securities                       2,867,365    192,481     6.71      3,346,879    218,707     6.53     3,122,184
 Tax-exempt investment securities(2)                   211,830     18,255     8.62        241,431     20,010     8.29       221,467
 Mortgages held-for-sale                               247,659     19,140     7.73        224,481     14,781     6.58       277,841
 Interest-earning deposits:
 Domestic                                                5,635        319     5.66          1,991         97     4.87        10,590
 Foreign                                                42,599      2,515     5.90         18,077        894     4.95        61,027
 Federal funds sold and resale agreements              248,957     14,991     6.02        109,555      4,833     4.41        80,344
 Trading account securities(2)                          20,643      1,197     5.80         26,014      1,160     4.46        57,138
                                                    ----------    -------              ----------    -------              ---------
   Total interest earning assets                    10,875,345    917,633     8.44     10,029,250    767,890     7.66     9,046,820
                                                    ----------    -------              ----------    -------              ---------
 Unrealized loss on securities available-for-sale      (18,157)                            (4,835)                                0
 Allowance for loan losses                            (173,939)                          (159,719)                         (136,149)
 Cash and due from banks                               448,945                            415,999                           403,051
 Other Assets                                          542,020                            480,327                           405,153
                                                    ----------                         ----------                         ---------
TOTAL ASSETS                                        11,674,214                         10,761,022                         9,718,875
AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY:
 Savings Deposits                                    3,094,220     82,542     2.67%     3,424,799     79,328     2.32%    3,233,037
 Time Deposits:
 Negotiable                                          1,453,454     88,824     6.11      1,492,631     66,760     4.47     1,126,356
 Foreign                                               225,964     14,137     6.26        245,109     10,407     4.25       210,916
 Other time                                          3,214,003    176,982     5.51      2,403,143    108,451     4.51     2,396,837
                                                    ----------    -------              ----------    -------              ---------
   Total interest-bearing deposits                   7,987,641    362,485     4.54      7,565,682    264,946     3.50     6,967,146
 Federal funds purchased and repurchase agreements     429,881     22,052     5.13        414,589     15,490     3.74       452,736
 Other borrowed funds                                  755,748     47,637     6.30        518,869     22,996     4.43       273,892
 Subordinated and other long-term debt                  13,670        952     6.96          1,202        119     9.90         6,296
                                                    ----------    -------              ----------    -------              ---------
   Total interest-bearing funds                      9,186,940    433,126     4.71      8,500,342    303,551     3.57     7,700,070
                                                                  -------                            -------
 Demand deposits                                     1,329,787                          1,239,373                         1,097,482
 Other liabilities                                     196,629                            136,892                           119,307
 Shareholders' equity:
 Common stock, capital surplus and retained
   earnings                                            972,665                            887,541                           802,016
 Unrealized losses on securities
   available-for-sale                                  (11,807)                            (3,126)                                0
                                                    ----------                         ----------                         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          11,674,214                         10,761,022                         9,718,875
                                                    ==========                         ==========                         =========
FULLY TAXABLE -- EQUIVALENT NET INTEREST INCOME                   484,507     3.73%                  464,339     4.09%
                                                                  -------                            -------
NET INTEREST INCOME AS A PERCENTAGE OF
 AVERAGE EARNING ASSETS                                                       4.46%                              4.63%
PERCENTAGE OF TOTAL ASSETS:
 Foreign Assets                                          0.36%                              0.17%                             0.63%
 Foreign Liabilities                                     1.94%                              2.28%                             2.17%

                                                                                       1992                         1991
(Income and rates on fully taxable-equivalent                             ------------------------------    --------------------
basis,                                                         Average     Average               Average     Average
dollars in thousands)                               Interest    Rate       Balance    Interest    Rate       Balance    Interest
----------------------------------------------------------------------------------------------------------------------------------
AVERAGE ASSETS:
 Loans(1)                                            430,115     8.25%    5,262,114    464,541     8.83%    5,460,530    563,250
 Taxable investment securities                       225,561     7.22     2,905,667    233,436     8.03     2,211,894    192,505
 Tax-exempt investment securities(2)                  19,035     8.59       233,463     21,672     9.28       255,372     23,639
 Mortgages held-for-sale                              17,844     6.42             0          0        0             0          0
 Interest-earning deposits:
 Domestic                                                575     5.43        11,918        813     6.82        10,269        801
 Foreign                                               3,387     5.55        51,825      3,387     6.54       100,804      8,224
 Federal funds sold and resale agreements              2,493     3.10        73,107      2,757     3.77        93,938      5,229
 Trading account securities(2)                         1,927     3.37        57,552      2,333     4.05        48,260      2,889
                                                     -------              ---------    -------              ---------    -------
   Total interest earning assets                     700,937     7.75     8,595,646    728,939     8.48     8,181,067    796,537
                                                     -------              ---------    -------              ---------    -------
 Unrealized loss on securities available-for-sale                                 0                                 0
 Allowance for loan losses                                                 (106,148)                          (81,761)
 Cash and due from banks                                                    376,570                           355,524
 Other Assets                                                               334,782                           313,948
                                                                          ---------                         ---------
TOTAL ASSETS                                                              9,200,850                         8,768,778
AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY:
 Savings Deposits                                     83,090     2.57%    2,949,471     97,685     3.31%    2,541,771    123,361
 Time Deposits:
 Negotiable                                           38,123     3.38       964,532     40,209     4.17       985,491     63,464
 Foreign                                               6,862     3.25       222,605      8,328     3.74       101,322      6,015
 Other time                                          114,393     4.77     2,573,553    144,530     5.62     2,839,502    200,478
                                                     -------              ---------    -------              ---------    -------
   Total interest-bearing deposits                   242,468     3.48     6,710,161    290,752     4.33     6,468,086    393,318
 Federal funds purchased and repurchase agreements    12,810     2.83       566,078     18,498     3.27       427,210     22,497
 Other borrowed funds                                  8,771     3.20       116,825      4,183     3.58       125,144      6,824
 Subordinated and other long-term debt                   515     8.18        40,077      2,212     5.52        87,373      6,887
                                                     -------              ---------    -------              ---------    -------
   Total interest-bearing funds                      264,564     3.44     7,433,141    315,645     4.25     7,107,813    429,526
                                                     -------                           -------                           -------
 Demand deposits                                                            971,724                           918,967
 Other liabilities                                                           83,361                            77,166
 Shareholders' equity:
 Common stock, capital surplus and retained
   earnings                                                                 712,624                           664,832
 Unrealized losses on securities
   available-for-sale                                                             0                                 0
                                                                          ---------                         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                9,200,850                         8,768,778
                                                                          =========                         =========
FULLY TAXABLE -- EQUIVALENT NET INTEREST INCOME      436,373     4.31%                 413,294     4.23%                 367,011
                                                     -------                           -------                           -------
NET INTEREST INCOME AS A PERCENTAGE OF
 AVERAGE EARNING ASSETS                                          4.82%                             4.81%
PERCENTAGE OF TOTAL ASSETS:
 Foreign Assets                                                               0.56%                             1.15%
 Foreign Liabilities                                                          2.42%                             1.16%






(Income and rates on fully taxable-equivalent
basis,                                              Average
dollars in thousands)                                Rate
----------------------------------------------------------------------------------------------------------------------------------
AVERAGE ASSETS:
 Loans(1)                                            10.31%
 Taxable investment securities                        8.70
 Tax-exempt investment securities(2)                  9.26
 Mortgages held-for-sale                                 0
 Interest-earning deposits:
 Domestic                                             7.80
 Foreign                                              8.16
 Federal funds sold and resale agreements             5.57
 Trading account securities(2)                        5.99

   Total interest earning assets                      9.74

 Unrealized loss on securities available-for-sale
 Allowance for loan losses
 Cash and due from banks
 Other Assets

TOTAL ASSETS
AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY:
 Savings Deposits                                     4.85%
 Time Deposits:
 Negotiable                                           6.44
 Foreign                                              5.94
 Other time                                           7.06

   Total interest-bearing deposits                    6.08
 Federal funds purchased and repurchase agreements    5.27
 Other borrowed funds                                 5.45
 Subordinated and other long-term debt                7.88

   Total interest-bearing funds                       6.04

 Demand deposits
 Other liabilities
 Shareholders' equity:
 Common stock, capital surplus and retained
   earnings
 Unrealized losses on securities
   available-for-sale

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

FULLY TAXABLE -- EQUIVALENT NET INTEREST INCOME       3.70%

NET INTEREST INCOME AS A PERCENTAGE OF
 AVERAGE EARNING ASSETS                               4.49%
PERCENTAGE OF TOTAL ASSETS:
 Foreign Assets
 Foreign Liabilities

-------------------------
(1) Loan fees are included in interest income and are used to calculate average rates earned. Impaired loans are included in the average loan balances.

(2) Yields are computed on a fully taxable-equivalent basis using a federal tax rate of 35% in 1995, 1994 and 1993, and 34% in prior years.

LOAN PORTFOLIO

As a financial intermediary, the acceptance and management of credit risk is an integral part of Old Kent's business activities. The Corporation has established strict credit underwriting standards. Except for credit card and certain other loans, these standards include a policy of granting loans only within Old Kent's defined market areas and prohibition of foreign loans. Lending standards are codified in a comprehensive lending policy which is uniform throughout the organization. Old Kent's lending staff is highly skilled and experienced. The Corporation's conservative lending philosophy is implemented through strong administrative and reporting requirements. Old Kent maintains a centralized, independent loan review function which monitors asset quality at each of Old Kent's subsidiary banks. The Corporation also employs a centralized group of specialists which assists the subsidiary banks in resolving troubled loans.

             Composition of total loans at December 31, 1995:                 Percent of Total
----------------------------------------------------------------------------------------------
Commercial, financial, agricultural loans and leases                                  30%
Real estate loans -- commercial and construction                                      26%
                                                                                  ------
 Total commercial                                                                     56%
Real estate loans -- residential mortgages                                            11%
Real estate loans -- consumer home equity loans                                        8%
Consumer loans (primarily automobile loans)                                           21%
Credit card loans                                                                      4%
                                                                                  ------
Total                                                                                100%
                                                                                  ======

One of Old Kent's strengths is its diversified loan portfolio. Approximately 44% of Old Kent's loan assets are comprised of credits granted to consumers in the form of residential mortgages and a variety of other consumer credit products, such as automobile loans, home equity loans, credit cards, educational loans and other consumer financings.

Loans to commercial borrowers represent approximately 56% of Old Kent's loan portfolio. These loans are grouped by their nature and industry diversification as non-real estate related and as real estate related. The components of commercial loans appear in the following table:

                                                      Real Estate Related
Commercial loan mix at                        -----------------------
December 31, 1995:                                  Owner        Non-owner      Non-Real Estate
(dollars in millions)                 Total        Occupied      Occupied           Related
-------------------------------------------------------------------------------------------------
Contractors and property managers     $1,296.7       $304.9       $  749.7           $  242.0
Services                                 691.9        229.7          154.7              307.5
Manufacturing                            638.0         54.9           13.5              569.6
Retail                                   423.2         76.1           17.9              329.2
Wholesale                                308.0         33.1            7.1              267.7
Finance                                  184.6         52.4           61.5               70.8
Transportation                            99.0         20.0            9.0               70.0
Agriculture                               54.7         14.5            4.9               35.3
Other                                    206.9         51.9           38.7              116.4
Leasing                                  196.2            0            0.0              196.2
                                      --------      -------       --------         ----------
Total                                 $4,099.3       $837.5       $1,057.0           $2,204.7
                                      ========      =======       ========         ==========

At December 31, 1995, Old Kent's commercial loan and lease portfolio, excluding real estate related loans, approximated $2.2 billion, or about 30% of total loans. Loans to manufacturers represented the largest component at only 26% of total non-real estate commercial loans. These loans are diversified among a large number of borrowers who produce a wide variety of durable and non-durable goods.

Commercial real estate and construction loans at December 31, 1995 aggregated approximately $1.9 billion, or 25% of total loans. These loans have been grouped as owner occupied (borrowers who occupy and utilize the loan related property in their respective businesses) and as non-owner occupied (borrowers whose principal purpose of ownership lies in the production of rental receipts from the related property). As indicated, loans to the various categories of owner occupied properties were 44% of commercial real estate and construction loans and loans for non-owner occupied properties were 56% of that total. Non-owner occupied loans totalled $1.1 billion, or 14% of total loans and are distributed over a diverse base of borrowers.

Old Kent has no foreign loans. In addition, Old Kent's policy is to be highly restrictive in granting credit to borrowers in businesses which are highly cyclical, such as agriculture and petroleum production, and the Corporation is extremely selective in participating in loan syndications.

The following table summarizes the components of the Corporation's total loans at December 31 for each of the last five years:

December 31 (dollars in millions)         1995         1994         1993         1992         1991
----------------------------------------------------------------------------------------------------
Commercial, financial and
 agricultural loans                     $2,008.6     $1,655.8     $1,390.8     $1,249.4     $1,262.0
Real estate loans -- commercial          1,627.1      1,326.0      1,297.9      1,279.7      1,319.4
Real estate loans -- construction          267.4        397.4        166.1        200.1        199.0
Real estate loans -- residential
 mortgages (including home equity
 loans)                                  1,455.9      1,590.0      1,273.9      1,497.5      1,605.7
Consumer loans                           1,551.8      1,672.2      1,098.5        890.4        900.8
Credit card loans                          323.6        102.2         62.4         61.0         70.1
Lease financing                            196.2        111.2         55.1         46.7         41.3
                                        --------     --------     --------     --------     --------
Total loans                             $7,430.6     $6,854.8     $5,344.7     $5,224.8     $5,398.3
                                        ========     ========     ========     ========     ========

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount added to the allowance for credit losses to absorb probable credit losses. The amount of the credit loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historical credit loss experience and economic conditions. These determinations are reviewed by Old Kent's centralized, independent loan review function, which monitors the credit quality of the Corporation's loan portfolio through its uniform procedures, credit grading and reporting systems.

The following table summarizes the credit loss provisions, net credit losses and the allowance for credit losses for the last five years:

Year ended December 31 (dollars in
  millions)                                1995        1994        1993        1992       1991
------------------------------------------------------------------------------------------------
Provision for credit losses              $ 21,666    $ 22,465    $ 34,822    $ 58,987    $41,687
Net credit losses                          13,409       9,771      16,979      24,675     27,249
Allowance for credit losses at year-end   174,248     167,253     145,323     125,375     91,063
Allowance as a percentage of:
 Year-end loans                              2.35%       2.44%       2.72%       2.40%      1.69%
 Year-end loans, excluding loans secured
  by residential mortgages                   2.64%       2.87%       3.21%       3.03%      2.17%
 Impaired loans                               403%        277%        243%        156%        93%
Ratio of net charge-offs to average
 loans outstanding during the year            .19%        .16%        .33%        .47%       .50%
Credit loss recoveries as a percentage
 of prior year charge-offs                     60%         44%         25%         34%        25%

The provision for credit losses for 1995 was $0.8 million less than that of 1994, largely due to reduced levels of impaired loans and recoveries of previously charged-off loans. Impaired loans at December 31, 1995 totalled $43.2 million or $17.2 million less than at year-end 1994. At December 31, 1995, the ratio of the allowance to impaired loans was 403%. Over the past five years, the Corporation's actual loss experience on residential real estate loans has been negligible. At December 31, 1995, the ratio of the allowance to total loans exclusive of residential mortgages was 2.64%.

The following table summarizes loan balances at the end of each period and the daily averages; changes in the allowance for credit losses arising from loans charged-off and recoveries on loans previously charged-off, by loan classification; and additions to the allowance which have been charged to expense:

Year ended December 31
(dollars in thousands)               1995          1994          1993          1992          1991
----------------------------------------------------------------------------------------------------
Loans outstanding at end of
 year                             $7,430,552    $6,854,849    $5,344,712    $5,224,845    $5,398,264
                                  ==========    ==========    ==========    ==========    ==========
Daily average of loans
 outstanding for year             $7,230,657    $6,060,822    $5,216,229    $5,262,114    $5,460,530
                                  ==========    ==========    ==========    ==========    ==========
Balance of allowance for credit
 losses at beginning of year      $  167,253    $  145,323    $  125,375    $   91,063    $   76,625
Net change in allowance due to
 loans (sold) and purchased
 (net)                                (1,263)        9,236         2,105             -             -
Provision for credit losses           21,666        22,465        34,822        58,987        41,687
LOANS CHARGED-OFF:
 Commercial, financial and
  agricultural loans                   5,241         3,632         7,916        16,025        14,281
 Real estate
  loans -- commercial                  2,805         7,460         7,694         8,781         8,424
 Real estate
  loans -- construction                   29           605         1,198           500           570
 Real estate
  loans -- residential
  mortgages (including home
  equity loans)                          232           641           854         1,582           568
 Consumer loans                       11,005         6,422         5,756         6,740         8,348
 Credit card loans                     5,626         1,718         1,568         2,051         2,213
 Lease financing                       1,148           743         1,007           879           954
                                  ----------    ----------    ----------    ----------    ----------
 Total charged-off                    26,086        21,221        25,993        36,558        35,358
                                  ----------    ----------    ----------    ----------    ----------
RECOVERIES OF LOANS PREVIOUSLY
 CHARGED-OFF:
 Commercial, financial and
  agricultural loans                   2,721         3,167         3,275         5,657         3,873
 Real estate
  loans -- commercial                  5,779         3,915         2,060         2,329           738
 Real estate
  loans -- construction                  469           927            76           122            79
 Real estate
  loans -- residential
  mortgages (including home
  equity loans)                           47           229           520           301           246
 Consumer loans                        2,875         2,362         2,326         2,442         2,373
 Credit card loans                       600           556           550           639           578
 Lease financing                         187           294           207           393           222
                                  ----------    ----------    ----------    ----------    ----------
 Total recovered                      12,678        11,450         9,014        11,883         8,109
                                  ----------    ----------    ----------    ----------    ----------
 Balance of allowance for
  credit losses at end of year    $  174,248    $  167,253    $  145,323    $  125,375    $   91,063
                                  ==========    ==========    ==========    ==========    ==========

The following tables summarize net credit losses (total loans charged-off less total loans recovered) and their relationship to the daily average balances for each loan type listed for the last five years:

Net credit losses (recoveries)
for the year ended December 31
(in thousands)                               1995        1994       1993        1992        1991
--------------------------------------------------------------------------------------------------
Commercial, financial and agricultural
 loans                                      $ 2,520     $  465     $ 4,641     $10,368     $10,408
Real estate loans -- commercial              (2,974)     3,545       5,634       6,452       7,686
Real estate loans -- construction              (440)      (322)      1,122         378         491
Real estate loans -- residential
 mortgages (including home equity loans)        185        412         334       1,281         322
Consumer loans                                8,130      4,060       3,430       4,298       5,975
Credit card loans                             5,026      1,162       1,018       1,412       1,635
Lease financing                                 961        449         800         486         732
                                            -------     ------     -------     -------     -------
Total net credit losses                     $13,408     $9,771     $16,979     $24,675     $27,249
                                            ========   =======     =======     =======     =======
Net credit losses as a percentage of
 daily average total loans                     0.19%      0.16%       0.33%       0.47%       0.50%
                                            =======     ======     =======     =======     =======


The allowance for credit losses has been allocated according to the amount deemed reasonably necessary to provide for the probable losses inherent within each of the following categories at the dates indicated:

                                         1995                      1994                      1993               1992
                                -----------------------   -----------------------   -----------------------   ---------
Allocation of allowance for                 Percent of                Percent of                Percent of
credit losses at December 31                 Loans to                  Loans to                  Loans to
(dollars in thousands)          Allowance   Total Loans   Allowance   Total Loans   Allowance   Total Loans   Allowance
-----------------------------------------------------------------------------------------------------------------------
Commercial, financial and
 agricultural                   $  60,000       27.0%     $  52,000       24.2%     $  46,000       26.0%     $  45,000
Real estate -- commercial          36,000       21.9         34,000       19.3         33,000       24.3         19,000
Real estate -- construction         3,000        3.6          5,000        5.8          3,000        3.1          3,000
Real estate -- residential          2,000       19.6          3,000       23.2          3,000       23.8          3,000
Consumer loans                     35,000       20.9         35,000       24.4         24,000       20.6         15,000
Credit card loans                   8,300        4.4          5,000        1.5          3,000        1.2          3,000
Lease financing                     3,100        2.6          1,660        1.6            900        1.0            860
Not allocated                      26,848                    31,593                    32,423                    36,515
                                 --------     ------       --------     ------       --------     ------       --------
Total allowance for credit
 losses                         $ 174,248      100.0%     $ 167,253      100.0%     $ 145,323      100.0%     $ 125,375
                                 ========     ======       ========     ======       ========     ======       ========

                                   1992                  1991
                               -----------     -----------------------
Allocation of allowance for     Percent of                Percent of
credit losses at December 31     Loans to                  Loans to
(dollars in thousands)          Total Loans   Allowance   Total Loans
----------------------------------------------------------------------
Commercial, financial and
 agricultural                       23.9%      $35,000        23.4%
Real estate -- commercial           24.5        19,000        24.4
Real estate -- construction          3.8         2,000         3.7
Real estate -- residential          28.7         3,000        29.7
Consumer loans                      17.0         9,000        16.7
Credit card loans                    1.2         4,000         1.3
Lease financing                      0.9           725         0.8
Not allocated                                   18,338
                                  ------       -------      ------
Total allowance for credit
 losses                            100.0%      $91,063       100.0%
                                  ======       =======      ======

Net credit losses (recoveries) as a percent of
daily average balance for the year                     1995      1994      1993     1992     1991
-------------------------------------------------------------------------------------------------
Commercial, financial and agricultural loans            0.14%     0.03%    0.35%    0.84%    0.72%
Real estate loans -- commercial                        (0.19)     0.27     0.43     0.51     0.59
Real estate loans -- construction                      (0.19)    (0.18)    0.61     0.19     0.27
Real estate loans -- residential mortgages              0.02      0.03     0.02     0.08     0.02
Consumer loans                                          0.37      0.27     0.35     0.49     0.65
Credit card loans                                       2.32      1.51     1.81     2.25     2.54
Lease financing                                         0.57      0.53     1.58     1.12     1.77
                                                       ------    ------    -----    -----    -----
Total                                                   0.19%     0.16%    0.33%    0.47%    0.50%
                                                       ======    ======    =====    =====    =====

NONPERFORMING ASSETS

The following is a summary of nonperforming assets for the last five years:

December 31 (dollars in thousands)         1995        1994        1993        1992         1991
--------------------------------------------------------------------------------------------------
IMPAIRED LOANS:
  Nonaccrual loans                        $40,173     $54,576     $54,291     $78,272     $ 93,746
  Restructured loans                        3,075       5,838       5,426       2,288        4,226
                                          -------     -------     -------     -------     --------
  Total impaired loans                     43,248      60,414      59,717      80,560       97,972
Other real estate owned                    11,287      12,366      12,770      11,604       17,714
                                          -------     -------     -------     -------     --------
Total nonperforming assets                $54,535     $72,780     $72,487     $92,164     $115,686
                                          =======     =======     =======     =======     ========
Impaired loans as a percentage of total
  loans                                       .58%        .88%       1.12%       1.54%        1.81%

Loans past due 90 days or more, but for which interest income continues to be recognized, are not included in the Corporation's nonperforming assets. The following table summarizes such loans for the last five years.

December 31 (dollars in thousands)          1995        1994        1993        1992        1991
--------------------------------------------------------------------------------------------------
Loans past due ninety days or more         $29,080     $11,677     $11,664     $12,130     $14,216
Loans past due ninety days or more, as a
  percentage of total loans                    .39%        .17%        .22%        .23%        .26%

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. The management of Old Kent has concluded that the allowance for credit losses at December 31, 1995 is adequate to absorb probable credit losses inherent in the loan portfolio. Old Kent's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrower's ability to repay loan principal. Since the Corporation immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these assets is generally limited to cash collections of interest.

OTHER INCOME

Total non-interest income increased $31.0 million, or 19.9% in 1995. Excluding the impact of gains on securities transactions, mortgage banking gains and nonrecurring revenue, the increase was $26.5 million, or 18.5% for the year. The increase in total non-interest income in 1994, excluding securities transactions, mortgage banking gains and non-recurring revenue, was $17.4 million, or 13.7%.

Trust activities contribute a significant amount of revenue for Old Kent and represent the largest category of non-interest income. Trust fees increased $1.5 million, or 3.5% in 1995. This compares with an increase of $1.5 million, or 3.7% in 1994. First year fees resulting from new account relationships were up nearly 21% in 1995 and up by over 6% in 1994. The new business relationships established in these years will also favorably influence subsequent periods. The 1995 increase in trust fees was favorably influenced by better overall market conditions as compared to 1994, as well as a 9% increase in assets under investment administration. In 1994, assets under investment administration decreased by approximately 5.7% primarily due to account closures.

Service charges on deposit accounts increased by nearly $4.6 million in 1995, an increase of 12.9%. This compares to an increase of $2.9 million, or 8.8% in 1994. The 1995 increase is due both to an increase in the deposit base along with the Corporation's continuing focus on improving non-interest revenues. The increase in 1994 was attributable to similar factors.

Net gains on sales of securities are discussed on page S-23.

Mortgage banking activities include the origination and acquisition of residential mortgage loans, a large portion of which are intended to be sold in the secondary market and to be serviced by Old Kent for the purpose of generating fee income. Sales of mortgages, and occasionally servicing rights, frequently result in the recognition of gains. Effective January 1, 1995, Old Kent adopted the provisions of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"), as described in
Note 1 to the Consolidated Financial Statements. This statement requires that when a mortgage is originated with an existing plan to sell the loan, the fair value of the servicing right created upon its origination be recognized as an asset. Adoption of this statement was the primary reason for the increase in mortgage banking gains for 1995.

The following summarizes the mortgage banking activity and revenue of Old Kent Mortgage Company ("OKMC") for the past three years:

Year ended December 31 (in thousands)                    1995            1994            1993
------------------------------------------------------------------------------------------------
Residential mortgage loans originated and acquired    $2,019,248      $1,835,901      $2,319,737
Residential mortgage loans sold                        1,957,328       1,672,807       1,990,245
Mortgage banking gains                                    13,578           7,392          20,763
Mortgage loan servicing revenues                          18,452          12,714           9,403

Mortgage banking gains in 1994 were $7.4 million, down 64.4% from the amount realized in 1993. During 1993, refinancing activity was higher than 1994 due to relatively lower interest rates, resulting in an unusually high level of mortgage banking gains. Mortgage banking gains may significantly vary from period to period, as impacted by economic cycles. Though such gains have been a noteworthy source of income, the Corporation's management also places emphasis on its mortgage servicing line of business which generates a consistent, and longer lived revenue stream.

Revenue from the Corporation's mortgage servicing activities was $18.5 million in 1995, 45.1% better than that of 1994. As shown below, this increase is due to growth in Old Kent's third party servicing portfolio which has grown substantially over the past few years due to business expansion. In 1994, mortgage servicing revenue totalled $12.7 million, or 35.2% more than the 1993 amount.

The following table summarizes residential mortgages serviced for itself and others.

December 31 (in thousands)                               1995            1994            1993
------------------------------------------------------------------------------------------------
Mortgages serviced for third parties                  $6,859,160      $4,634,373      $3,177,092
Mortgages held-for-sale                                  270,126         189,989         474,898
Mortgage loans serviced by Old Kent for its own
 portfolio                                               832,214       1,028,005         823,632
                                                      ----------      ----------      ----------
Total                                                 $7,961,500      $5,852,367      $4,475,622
                                                      ==========      ==========      ==========

The growth in mortgages serviced for third parties is the direct result of the Corporation's ongoing business expansion strategy for Old Kent Mortgage Company. As described above and in Note 2 to the Consolidated Financial Statements, the growth of OKMC over the past few years includes the 1994 acquisition of Princeton Financial Corp., a mortgage banking company, as well the servicing portfolios and mortgage markets which accompanied the Corporation's various acquisitions of banking enterprises. In January, 1996 the Corporation also acquired Republic Mortgage Corp. OKMC serviced loans in forty-nine states. The results of operations of OKMC represented approximately 3% of the Corporation's net income for 1995 compared to approximately 2.8% for 1994.

Other expenses includes amortization of mortgage servicing rights which amounted to $6.6 million in 1995, approximately double the amount expensed in 1994. The increase includes the effect of business expansion and the impact of the adoption of SFAS 122 as discussed above. Amortization of servicing rights for the years 1994 and 1993 was limited to purchased mortgage servicing rights. This amortization was less in 1994 than in 1993 due to the effects of a decrease in prepayment levels. During

1995 the Corporation purchased the servicing rights associated with mortgages totalling $1.4 billion, and had sales of servicing rights associated with mortgages totalling $.4 billion.

Credit card transaction revenue totalled $27.6 million in 1995, about 22.6% more than the prior year. In 1994, this revenue totalled $22.5 million, representing an increase of 37.3% over the amount for 1993. These increases primarily reflect growth in Old Kent's "bankcard" line of business which has aimed at not only increasing credit card loans and transactions but also at an expanded cardholder base and a broadened base of relationships with merchants.

Transaction processing fees include items such as fees and commissions on money orders and traveler checks, foreign exchange fees, debit card interchange income, check cashing and collection charges. These revenues totalled $16.1 million in 1995, up by $3.8 million, or 30.9% more than in 1994. This increase was primarily attributable to increased money order commissions and debit card interchange income. In 1994, transaction processing fees amounted to $12.3 million, or 21.3% more than in 1993. This increase was mainly the result of business acquisitions which had only a partial year impact on the consolidated financial statements in 1993.

The following table summarizes the major categories of other income for the last three years:

Year ended December 31 (in thousands)                       1995          1994          1993
----------------------------------------------------------------------------------------------
Trust income                                              $ 43,281      $ 41,813      $ 40,305
Service charges on deposit accounts                         40,266        35,672        32,777
Credit card transaction revenue                             27,574        22,490        16,376
Mortgage servicing revenues                                 18,452        12,714         9,403
Transaction processing fees                                 16,127        12,318        10,153
Mortgage banking gains                                      13,578         7,392        20,763
Mortgage origination and processing fees (net)               7,384         2,645         1,261
Credit life insurance premiums                               4,593         3,404         2,900
Automated teller machine network revenues                    3,588         3,172         2,606
Trading account gains                                        2,222         1,602         1,594
Non-recurring revenue and gains on "other real estate
 owned"                                                      2,202         3,321         2,089
Safe deposit box rental income                               1,774         1,998         1,881
Securities transactions                                        421         1,013         1,574
Other                                                        5,089         5,990         7,182
                                                           -------       -------       -------
Total other income                                        $186,551      $155,544      $150,864
                                                           =======       =======       =======

OTHER EXPENSES

Salaries and employee benefits represent the largest category of non-interest expense. These personnel costs increased by $13.2 million, or 7.7%, in 1995 largely due to staffing increases at Old Kent Mortgage Company early in the year as well as greater use of incentive pay. Though the Corporation reduced banking staff, these reductions occurred relatively late in the year and had only a modest impact on total salaries and benefits for 1995. The 1995 increase compares to an increase of $18.4 million, or 12.0%, in 1994 which is mainly due to business acquisitions. Old Kent measures its staff size in terms of full-time equivalent ("FTE") employees. Full-time equivalency expresses staff size by translating the efforts of part-time employees and over-time hours into the equivalent efforts of full-time employees. At December 31, 1995, Old Kent employed 5,027 persons on an "FTE" basis. This compares to 5,237 persons at December 31, 1994. Over the course of 1995, banking staff was reduced by approximately 325 FTEs primarily due to Old Kent's efforts to become more efficient. Also, approximately 115 FTE staff was added in 1995; these additions mainly occurred in Old Kent Mortgage Company in relation to the business expansion strategy for that line of business.

Occupancy expense increased modestly, by $0.2 million or 0.8%, in 1995. This compares to an increase of $4.0 million, or 16.6%, in 1994. The key factors underlying the 1994 increase included business acquisitions (treated as a purchase) and the mid-1993 expansion of Old Kent's Corporate Service Center (Grand Rapids, Michigan).

Equipment expense increased by $1.6 million, or 7.0% in 1995. In 1994, equipment expense increased by $3.1 million by 15.4%. The 1994 increase also included the effect of acquisitions, as well as information technology enhancements to benefit the future. These benefits included furthering the branch automation effort and upgrading the Corporation's overall processing capacity.

The deposit insurance assessment of the Federal Deposit Insurance Corporation
(FDIC) decreased by 41.8%, or $8.0 million, in 1995. The sole factor for this decrease was the June 1, 1995 reduction in premium rates as determined by the FDIC. The FDIC has announced that its Bank Insurance Fund ("BIF") rates for at least the first six months of 1996 will be less than the rates in effect at December 31, 1995. In 1994, FDIC deposit insurance expenses was $1.8 million, or 10.4%, more than the 1993 amount. This increase was due to growth in the Corporation's deposit base.

FDIC premium rates per $100 of insured deposits (for banks eligible for the lowest possible rate based on regulatory criteria) were: zero on January 1, 1996; $.04 on June 1, 1995; and $.23 on January 1, 1995, 1994 and 1993. At
December 31, 1995, Old Kent had approximately $300 million of deposits (resulting from past acquisitions) insured by the Savings Association Insurance Fund. These deposits were subject to a higher rate of assessment by the FDIC than deposits insured by BIF. The assessment rates on these deposits had not been reduced as of January 1, 1995, nor January 1, 1996.

FDIC insurance rate cost per $100 of insured deposits       1995          1994          1993
----------------------------------------------------------------------------------------------
Average rate for year                                      $0.1192       $0.2300       $0.2300
                                                           =======       =======       =======
Percentage change from prior year                            (48.2)%         0.0%

The following table summarizes the major categories of other expenses for the last three years:

Year ended December 31 (in thousands)                       1995          1994          1993
----------------------------------------------------------------------------------------------
Salaries                                                  $153,476      $142,247      $128,087
Employee benefits                                           31,682        29,738        25,495
Occupancy                                                   28,635        28,423        24,386
Equipment                                                   24,746        23,130        20,042
Restructuring costs                                         18,204             -             -
Interbank credit card transaction fees                      17,865        15,985        11,143
Advertising and public relations                            13,351        10,298         9,099
Amortization of goodwill and core deposit intangibles       11,864        10,465         6,927
FDIC deposit insurance                                      11,123        19,102        17,304
Taxes other than income taxes                               10,655         9,960        10,869
Professional services                                       10,607         9,122         9,307
Postage and courier charges                                 10,495         9,498         8,582
Telephone                                                    9,183         7,480         6,172
Stationery and supplies                                      8,605         8,828         8,815
Amortization of mortgage servicing rights                    6,597         3,241         5,190
Legal, audit and examination fees                            5,600         6,071         7,315
Other losses (including certain nonrecurring charges)        2,801         4,580         7,253
Other                                                       51,476        44,844        39,345
                                                          --------      --------      --------
Total other expenses                                      $426,965      $383,012      $345,331
                                                          ========      ========      ========

RESTRUCTURING CHARGES

Restructuring charges aggregating $18.2 million are included in total other expense for 1995. These charges are discussed in Note 14 to the Consolidated Financial Statements and relate to initiatives aimed at creating more efficient operations in the future. From these initiatives, the Corporation expects to derive part-year benefits of approximately $15 million on a pre-tax basis during 1996 and of at least $25 million beginning in 1997. Coinciding with the implementation of these efficiency initiatives are the implementation of other business strategies, such as a fully centralized telephone banking function servicing Old Kent's entire customer base. New strategies, such as this, will require new expenditures which may tend to offset the aforementioned restructuring benefits that are realized over the next few years.

INCOME TAXES

The income tax provision was $72.8 million in 1995 compared to $68.6 million in 1994 and $67.0 million in 1993. Income tax expense as a percentage of pre-tax income was 33.9% in 1995. This compares with 33.4% in 1994 and 33.8% in 1993.

OLD KENT COMMON STOCK

Old Kent Common Stock is traded in The NASDAQ Stock Market under the symbol OKEN. The following table sets forth the range of bid prices for Old Kent Common Stock for the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prices have been adjusted to reflect a 5% stock dividend distributed in 1995.

                                                           1995                  1994
                                                     -----------------     -----------------
Quarter                                               Low        High       Low        High
--------------------------------------------------------------------------------------------
1st                                                  $28.57     $30.95     $27.74     $30.83
2nd                                                   29.17      33.45      28.10      34.05
3rd                                                   32.14      39.63      30.00      34.05
4th                                                   37.63      41.63      28.33      32.62

As of February 19, 1996, there were 40,075,597 shares of Old Kent Financial Corporation Common Stock issued and outstanding, held by approximately 14,450 holders of record.

CASH DIVIDENDS

The Corporation has paid regular cash dividends every quarter since it was organized as a bank holding company in 1972. The following table summarizes the quarterly cash dividends paid to common shareholders over the past five years, adjusted for a five percent stock dividend paid in August, 1995 and for a three-for-two stock split paid in September, 1992.

Quarter                                       1995       1994       1993       1992       1991
-----------------------------------------------------------------------------------------------
1st                                          $0.295     $0.276     $0.248     $0.197     $0.184
2nd                                           0.295      0.276      0.248      0.197      0.184
3rd                                           0.310      0.276      0.248      0.219      0.184
4th                                           0.320      0.295      0.276      0.248      0.197
                                             ------     ------     ------     ------     ------
Total                                        $1.220     $1.123     $1.020     $0.861     $0.749
                                             ======     ======     ======     ======     ======

The earnings of Old Kent's subsidiary banks are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting each individual bank. Based on the projected earnings and liquidity, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 1996.

CAPITAL

At December 31, 1995, the Corporation's total common stock, capital surplus and retained earnings was $1,016 million, an increase of 13.4% over the same total at December 31, 1994. Effective January 1, 1994, Old Kent adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that the "after-tax" unrealized gain or loss on securities available-for-sale be carried as a separate component of shareholder's equity. At December 31, 1995 this component was a $3.4 million positive balance compared to a negative balance of $39.6 million at December 31, 1994. Market values of securities, particularly those that are of longer terms, are subject to price volatility depending upon changes in interest rates. Under SFAS No. 115, total shareholders' equity will be subject to favorable or unfavorable influences of the financial markets on the fair values of securities available-for-sale.

Under the "risk-based" capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk of various asset categories and certain off-balance-sheet instruments, such as loan commitments and letters of credit, and require capital allocations. Bank holding companies are required to maintain minimum risk-based capital ratios as shown in the following table. Old Kent's ratios exceed the regulatory guidelines. At December 31, 1995, regulatory authorities required that, except for the amount related to unrealized losses on equity securities available-for-sale, the SFAS No. 115 component of shareholders' equity be excluded from regulatory capital.

The following table compares Old Kent's capital ratios at December 31, 1995 with regulatory guidelines.

                                                                              Risk-based
                                                                               Capital
                                                                          ------------------
(Dollars in millions)                                         Leverage    Tier 1     Total
--------------------------------------------------------------------------------------------
Old Kent's regulatory capital amounts at December 31, 1995     $922.5     $913.5    $1,122.2
Required regulatory capital                                     357.2      345.0       690.1
                                                               ------     ------    --------
Old Kent's capital in excess of regulatory minimums            $565.3     $568.5    $  432.1
                                                               ======     ======    ========
Old Kent's regulatory capital ratios at December 31, 1995        7.75%     10.59%      13.01%
Regulatory capital ratios -- "well capitalized" definition       5.00%      6.00%      10.00%
Regulatory capital ratios -- minimum requirement                 3.00%      4.00%       8.00%

At December 31, 1995, the ratio of total shareholders' equity to total assets was 8.46% compared to 7.81% one year earlier. Book value per common share is calculated by dividing total shareholders' equity by the number of shares outstanding as of a given date. The following is a reconciliation of book value per share:

                                                                        Per Share Amount
----------------------------------------------------------------------------------------
BOOK VALUE PER COMMON SHARE AT DECEMBER 31, 1994                             $19.76
Net income per common share                                                    3.11
Dividends per common share                                                    (1.22)
Effect of stock repurchases during 1995                                       (0.46)
Effect of stock issuances during 1995                                          0.22
Net change in unrealized loss on securities available-for-sale and
  other changes                                                                0.98
                                                                             ------
BOOK VALUE PER COMMON SHARE AT DECEMBER 31, 1995                             $22.39
                                                                             ======

The Corporation has generally financed its growth through the retention of earnings and the issuance of subordinated long-term debt. It is expected that future growth can be financed through internal earnings retention, additional long-term debt offerings, or the issuance of additional common or preferred stock.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Old Kent manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure that the Corporation's own cash requirements are met. Old Kent maintains liquidity by obtaining funds from several sources.

Old Kent's most readily available source of liquidity is its investment portfolio. Old Kent's securities available-for-sale, which totalled $2.2 billion at December 31, 1995, represent a highly accessible source of liquidity. The Corporation's portfolio of securities held-to-maturity, which totalled $871 million at December 31, 1995, provides liquidity from maturities and amortization payments.

Depositors within Old Kent's defined markets are another source of liquidity. Core deposits (demand, savings, money market, and consumer time) totalled $8.3 billion at December 31, 1995, up from $7.5 billion at December 31, 1994. These same markets offer additional liquidity in the form of large deposit instruments and other equivalent non-deposit products. The national capital markets represent further sources of liquidity to Old Kent. The Corporation may make use of brokers to place large deposit instruments or bank note offerings when advantageous, or it may access federal funds markets or utilize collateralized borrowings. Additional liquidity is available through debt offerings.

Credit ratings at December 31, 1995:     Thomson BankWatch       Moody's      Standard & Poor's
-----------------------------------------------------------------------------------------------
OLD KENT FINANCIAL CORPORATION:
 Issuer rating                                    A/B
 Short-term rating                              TBW-1
 Subordinated debt rating                          A+              Baa1               A-
OLD KENT BANK (MICHIGAN)
 Senior debt                                      AA-
 Short-term debt                                TBW-1                P1              A-1
 Long-term debt                                                      A1                A
OLD KENT BANK (ILLINOIS)
 Senior Debt                                      AA-
 Short-term debt                                TBW-1                P1              A-1
 Long-term debt                                                      A2                A

During 1992, Old Kent filed, and had ordered effective, a shelf registration with the Securities and Exchange Commission which registered up to $150 million in debt securities for future sale. During 1995, Old Kent issued $100 million in subordinated debt paying semi-annual coupon interest at 6 5/8% and maturing on November 15, 2005.

Old Kent Bank (Michigan) and Old Kent Bank (Illinois) have implemented note programs which would permit those banks to place up to $600 million of short-term and $500 million of medium-term notes. These programs are intended to enhance liquidity by enabling Old Kent to sell its debt instruments in the public markets in the future without the delays which would otherwise be incurred. As shown in Note 10 to the consolidated financial statements, there were $575 million of bank notes outstanding at December 31, 1995.

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 1995:

                                  0-30     31-90     91-180    181-365     1-5      Over 5
        (In millions)             Days      Days      Days      Days      Years      Years      Total
------------------------------------------------------------------------------------------------------
Non-loan interest-earning
 assets                          $  362    $  198    $ 187     $  440     $1,529    $   637    $ 3,353
Loans                             3,700       406      364        763      2,291        177      7,701
                                 ------    ------    -----     ------     ------    -------    -------
Total interest-earning assets     4,062       604      551      1,203      3,820        814     11,054
                                 ------    ------    -----     ------     ------    -------    -------
Savings and money market
 accounts*                        1,054         0        0          0          0      2,021      3,075
Domestic time deposits              528       632      966      1,079      1,439         50      4,694
Foreign time deposits                82         0        0          0          0          0         82
Purchased funds and
 long-term debt                     988         0       50         50        220        100      1,408
                                 ------    ------    -----     ------     ------    -------    -------
Total interest-bearing
 liabilities                      2,652       632    1,016      1,129      1,659      2,171      9,259
Interest-earning assets less
 interest-bearing liabilities     1,410       (28)     (46)        74      2,161     (1,357)     1,795
Impact of interest rate swaps       (55)     (224)       0         (2)       308          0          0
                                 ------    ------    -----     ------     ------    -------    -------
Asset (liability) gap            $1,355    $ (252)   $(465)    $   44     $2,469    $(1,357)   $ 1,795
Cumulative asset gap             $1,355    $1,103    $ 638     $  683     $3,152    $ 1,795
Cumulative gap as a percentage
 of cumulative earning assets.     33.4%     23.6%    12.2%      10.6%      30.8%      16.2%

-------------------------
* (The placement of indeterminate maturity deposits on the gap analysis represents an allocation of 30% of the balances to the 0-30 Days period and 70% to the Over 5 Years period. This distribution is based on historical analyses of the amount by which the rates paid on these deposits changed as alternative market rates changed, and on the sensitivity of balances to changes in such alternative market rates.)

Total interest-earning assets exceeded interest-bearing liabilities by $1.8 billion at December 31, 1995. This difference was funded through non-interest bearing liabilities and shareholders' equity. The above table shows that total assets maturing or repricing within one year exceed liabilities maturing or repricing within one year by $683 million. However, the repricing and cash-flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of Old Kent. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

Old Kent recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. Old Kent also uses computer-based simulation to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk potentials. Based on these analyses, Old Kent's management believes that future net interest income would not be materially impacted throughout a broad range of possible interest rate scenarios.

The accompanying table illustrates that during 1995 and 1994 Old Kent's quarterly average net interest margin was not significantly altered by changes in interest rates.

                                        Fiscal 1995                             Fiscal 1994
                           -------------------------------------   -------------------------------------
                             4th       3rd       2nd       1st       4th       3rd       2nd       1st
                           Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------------------------------
Average Prime Rate           8.72%     8.77%     9.00%     8.83%     8.13%     7.50%     6.90%     6.02%
Average Fed Funds Rate       5.75      5.82      6.02      5.82      5.16      4.52      3.95      3.24
Net Interest Margin          4.42      4.47      4.43      4.51      4.53      4.66      4.66      4.54

The table below illustrates the projected change in Old Kent's net interest income during the next twelve months if all market rates were to uniformly and gradually increase or decrease by as much as 2.0% compared to results under a flat rate environment. These projections, based on Old Kent's balance sheet as of December 31, 1995, were prepared using the modeling techniques and assumptions which Old Kent was then using for asset/liability management purposes. The table indicates that if rates were to gradually and uniformly increase or decrease by 2.0%, net interest income would be expected to increase by .7% or decrease by 1.9% compared to results forecasted under a flat rate environment. This narrow projected exposure to interest rate risk is consistent with management's desire to limit the sensitivity of net interest income to changes in interest rates in order to reduce risk to earnings and capital. This model is based solely on gradual, uniform changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve.

Change in interest rates from current level     (2.00)%    (1.00)%    0.00%    1.00%    2.00%
                                                 ======     ======    =====    =====    =====
Change in net interest income versus flat
  rates                                          (1.9)%     (0.9)%     0.0%     0.5%     0.7%

An important component of Old Kent's management of interest rate risk is the company's use of interest rate swaps. At December 31, 1995 the total notional amount (the amount used to calculate interest) of outstanding interest rate swap agreements was $525.5 million. The following tables present information regarding swap activity for 1995 along with maturity and rate profiles at December 31, 1995.

                                 SWAP ACTIVITY

                                    1/1/95                  Notional       New Swap    12/31/95
(In millions)                      Notional    Matured    Amortization*    Notional    Notional
-----------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating          $371.7     $ (65.0)       $(1.2)        $105.0      $410.5
Receive Floating/Pay Fixed            65.0       (25.0)           -           75.0       115.0
Receive Floating/Pay Floating        120.5      (120.5)           -              -           -
                                    ------     -------        -----         ------      ------
                                    $557.2     $(210.5)       $(1.2)        $180.0      $525.5
                                    ======     =======        =====         ======      ======

-------------------------
* Note: Certain "Index Amortizing Swaps" have notional amounts for which the maturity date, or amortization schedule, may vary based on interest rate levels. Old Kent had swaps of this type totalling $240.5 million at December 31, 1995.

                             SWAPS MATURITY PROFILE

Notional amounts of swaps are anticipated to mature as follows, assuming that market rates in effect at December 31, 1995 remain unchanged:

(In millions)                              1996      1997      1998     1999     2000+     Total
-------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating                 $27.8    $ 78.0    $ 85.1    $65.2    $154.4    $410.5
Receive Floating/Pay Fixed                  40.0      50.0      25.0        -         -    $115.0
                                           -----    ------    ------    -----    ------    ------
                                           $67.8    $128.0    $110.1    $65.2    $154.4    $525.5
                                           =====    ======    ======    =====    ======    ======

                      SWAPS RECEIVE RATE/PAY RATE PROFILE

Interest rates of swaps are summarized as follows as of the dates indicated:

                                              At December 31, 1995        At December 31, 1994
                                            ------------------------    ------------------------
                                            Receive Rate    Pay Rate    Receive Rate    Pay Rate
------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating                      6.76%         6.00%          6.52%         6.38%
Receive Floating/Pay Fixed                      5.94          6.20           5.66          4.25
Receive Floating/Pay Floating                    N/A           N/A          12.03         10.73

For 1995 and 1994, Old Kent's interest rate swaps increased net interest income by approximately $5.9 million and $3.8 million respectively. This improved the Corporation's net interest margin by .05% in 1995 and by .04% in 1994.

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

Effective December 1, 1995, Old Kent transferred securities which originally had been classified as "held-to-maturity" to the "available-for-sale" portfolio. When transferred, these securities had an aggregate amortized cost of approximately $1.2 billion. The decision to make this transfer was based on a one-time reassessment of the appropriateness of the classification of all securities held at the date of transfer.

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

During 1995 and 1994, the principal reason for sales of securities available-for-sale was to provide liquidity for loan growth. In 1995, net gains on the sale of securities were $0.4 million. This compares to net gains of $1.0 million in 1994 and $1.6 million in 1993.

SOURCES AND USES OF FUNDS TRENDS

As shown on the accompanying consolidated balance sheets, total assets at December 31, 1995 were $12.0 billion, up by $0.5 billion, or 4.6%, from the preceding year-end. In general, Old Kent's management relies more on the use of daily average balances, rather than on balances at a period end, to analyze trends. Old Kent's average consolidated balance sheets for the last five years appears on page S-9 of this report. Information contained therein was the basis for the summarized trends in sources and uses of funds appearing below.

                                             1995                                1994
                               --------------------------------     ------------------------------
                                                  Increase                           Increase
                                                 (Decrease)                         (Decrease)
                                Average     -------------------      Average     -----------------
(Dollars in millions)           Balance      Amount     Percent      Balance     Amount    Percent
--------------------------------------------------------------------------------------------------
Funding Uses:
 Loans                         $ 7,230.7    $1,169.9       19.3%    $ 6,060.8    $844.6       16.2%
 Mortgages held-for-sale           247.7        23.2       10.3         224.5     (53.3)     (19.2)
 Taxable securities              2,867.4      (479.5)     (14.3)      3,346.9     224.7        7.2
 Tax-exempt securities             211.8       (29.6)     (12.3)        241.4      19.9        9.0
 Interest-earning deposits          48.2        28.1      139.8          20.1     (51.5)     (71.9)
 Federal funds sold and
   resale agreements               249.0       139.4      127.2         109.6      29.3       36.5
 Trading account securities         20.6        (5.4)     (20.8)         26.0     (31.1)     (54.5)
                               ---------    --------    -------     ---------    ------     -----
Total Uses                     $10,875.4    $  846.1        8.4%    $10,029.3    $982.6       10.9%
                               =========    ========    =======     =========    ======     =====
Funding Sources:
 Demand deposits               $ 1,329.8    $   90.4        7.3%    $ 1,239.4    $141.9       12.9%
 Savings deposits                3,094.2      (330.6)      (9.7)      3,424.8     191.8        5.9
 Time deposits:
   Negotiable                    1,453.5       (39.1)      (2.6)      1,492.6     366.2       32.5
   Foreign                         226.0       (19.1)      (7.8)        245.1      34.2       16.2
   Other time                    3,214.0       810.9       33.7       2,403.1       6.3        0.3
 Federal funds purchased and
   repurchase agreements           429.9        15.3        3.7         414.6     (38.1)      (8.4)
 Other borrowed funds              755.7       236.8       45.6         518.9     245.0       89.4
 Subordinated and other
   long-term debt                   13.7        12.5    1,041.7           1.2      (5.1)     (81.0)
 Other                             358.6        69.0       23.8         289.6      40.4       16.2
                               ---------    --------    -------     ---------    ------     ------
Total Sources                  $10,875.4    $  846.1        8.4%    $10,029.3    $982.6      10.9%
                               =========    ========    =======     =========    ======     ======

Growth in average total loans for 1995 amounted to nearly $1.2 billion, or about 19.3%. This growth was primarily funded through growth in average total deposits along with liquidity which became available from the securities portfolios. Also during 1995, Old Kent, as an additional measure to accommodate loan demand, securitized and sold approximately $250 million of consumer automobile loans during the third quarter of 1995.

During 1994, total average loans increased by $0.8 billion or 16.2% and total interest earning assets increased by nearly $1.0 billion, or 10.9%. These increases primarily reflect the effect of the Corporation's business acquisitions during 1993 and early 1994.

Lower interest rates over the years preceding 1994 had an effect on the relative mix in Old Kent's core deposits. During the periods of lower rates, savings deposits became a greater proportion of total core deposits. Management believes that this trend indicated a greater preference for liquidity on the part of consumers. However, during the latter part of 1994 interest rates rose. This had the effect of altering this past trend and savings deposits became proportionately less of the total by December 31, 1994, which continued during 1995. This change in trend influenced an increase in the Corporation's interest expense for 1995 and 1994.

                                                               Based on annual averages
                                  At Year-end      -------------------------------------------------
Relative core deposit mix            1995          1995       1994       1993       1992       1991
----------------------------------------------------------------------------------------------------
Demand deposits                       18.1%         17.4%      17.5%      16.3%      15.0%      14.6%
Savings deposits                      37.1          40.5       48.5       48.1       45.4       40.3
Other time deposits                   44.8          42.1       34.0       35.6       39.6       45.1
                                     -----         -----      -----      -----      -----      -----
Total core deposits                  100.0%        100.0%     100.0%     100.0%     100.0%     100.0%
                                     =====         =====      =====      =====      =====      =====

QUARTERLY FINANCIAL DATA

The following is a summary of selected quarterly results of operations for the years ended December 31, 1995 and 1994:

                                                           Three Months Ended
1995                                     ------------------------------------------------------
(In thousands except per share data)     March 31     June 30      September 30     December 31
-----------------------------------------------------------------------------------------------
Interest Income                         $218,915      $229,263       $230,908        $ 230,733
Net Interest Income                      117,814       118,949        120,380          119,550
Provision for Credit Losses                4,567         5,991          6,073            5,035
Income Before Income Taxes                51,713        56,625         57,780           48,495
Net Income                                34,703        37,393         38,316           31,402
Net Income Per Common Share                 $.76          $.82           $.84             $.69

                                                           Three Months Ended
1994                                     ------------------------------------------------------
(In thousands except per share data)     March 31     June 30      September 30     December 31
-----------------------------------------------------------------------------------------------
Interest Income                         $171,761      $184,266       $195,581        $ 207,578
Net Interest Income                      106,719       114,234        117,094          117,586
Provision for Credit Losses                4,664         6,471          5,245            6,085
Income Before Income Taxes                49,132        55,086         55,929           45,554
Net Income                                32,891        36,853         36,955           30,384
Net Income Per Common Share                 $.73          $.81           $.81             $.67

Net income for the fourth quarter of 1995 was less than that of the three preceding calendar quarters. The primary reason for the decrease was restructuring charges of approximately $12 million which were recognized during the fourth quarter of 1995. These charges reduced net income per common share for that period by approximately $.17.

Net income for the fourth quarter of 1994 was less than that of the three preceding calendar quarters. The primary reason for the decrease was lower levels of non-interest income. Trust income decreased due to the effects of unfavorable conditions in the bond markets and mortgage banking gains were sharply curtailed due to the effects of rising interest rates. Non-interest expense also included approximately $4.6 million of non-recurring charges related to First National Bank Corp. which was acquired by Old Kent effective February 1, 1995 in a "pooling-of-interests" transaction.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Old Kent Financial Corporation is responsible for the preparation of the financial statements and other related financial information included in the annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgments where applicable. Financial information appearing throughout this annual report is consistent with the financial statements.

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

The Audit Committee of the Board of Directors, composed entirely of outside Directors, oversees the Corporation's financial reporting process and has responsibility for recommending the independent public accountants who are appointed by the Board of Directors to audit the Corporation's annual financial statements.

The financial statements in this annual report have been audited by Arthur Andersen LLP and their report appears on page S-27.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, independent public accountants and regulatory examiners to review matters relating to financial reporting and internal controls. The internal auditors, independent public accountants and regulatory examiners have direct access to the Audit Committee.

The Corporation assesses its internal control structure over financial reporting in relation to the criteria described in the "Internal Control -- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management of the Corporation believes that as of December 31, 1995, in all material respects, the Corporation maintained an effective internal control structure over financial reporting.

David J. Wagner
Chairman, President, and
  Chief Executive Officer

B. P. Sherwood, III
Vice Chairman and Treasurer

Richard W. Wroten
Executive Vice President and
  Chief Financial Officer

January 15, 1996

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Old Kent Financial
Corporation:

We have audited the accompanying consolidated balance sheets of Old Kent Financial Corporation (a Michigan corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Kent Financial Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                     /s/ Arthur Andersen LLP

Chicago, Illinois,
January 15, 1996

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

December 31 (dollars in thousands)                                 1995           1994
------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                        $   527,611    $   486,281
 Federal funds sold and resale agreements                            49,445         28,727
                                                                -----------    -----------
  Total cash and cash equivalents                                   577,056        515,008
 Interest-earning deposits                                          175,413          5,255
 Mortgages held-for-sale                                            270,126        189,989
 Trading account securities                                          11,699         10,651
 Securities available-for-sale:
  Collateralized mortgage obligations and other
   mortgage-backed securities                                       874,291        406,422
  Other securities                                                1,371,408      1,050,908
                                                                -----------    -----------
  Total securities available-for-sale (amortized cost of
   $2,240,517 and $1,518,208 in 1995 and 1994, respectively)      2,245,699      1,457,330
 Securities held-to-maturity:
  Collateralized mortgage obligations and other
   mortgage-backed securities                                       680,330      1,092,797
  Other securities                                                  190,612        990,695
                                                                -----------    -----------
  Total securities held-to-maturity (market values of
   $876,291 and $2,002,803 in 1995 and 1994, respectively)          870,942      2,083,492
 Loans                                                            7,430,552      6,854,849
 Less allowance for credit losses                                   174,248        167,253
                                                                -----------    -----------
  Net loans                                                       7,256,304      6,687,596
 Leasehold improvements, premises and equipment                     173,903        171,815
 Other assets                                                       421,942        356,587
                                                                -----------    -----------
TOTAL ASSETS                                                    $12,003,084    $11,477,723
                                                                ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY:
 Liabilities:
  Deposits:
   Non-interest-bearing                                         $ 1,506,149    $ 1,449,460
   Interest-bearing                                               7,769,672      7,599,218
   Foreign-interest bearing                                          81,545        380,659
                                                                -----------    -----------
     Total deposits                                               9,357,366      9,429,337
  Other borrowed funds                                            1,307,617      1,010,769
  Subordinated debt                                                 100,000              -
  Other liabilities                                                 222,165        141,620
                                                                -----------    -----------
TOTAL LIABILITIES                                                10,987,148     10,581,726
                                                                -----------    -----------
 Shareholders' Equity:
  Preferred stock: 25,000,000 shares authorized and unissued              -              -
  Common stock, par value $1: 150,000,000 shares authorized;
   45,383,122 and 43,177,291 shares issued and outstanding in
   1995 and 1994, respectively                                       45,383         43,177
  Capital surplus                                                   200,101        141,247
  Retained earnings                                                 767,085        751,164
                                                                -----------    -----------
  Total common stock, capital surplus and retained earnings       1,012,569        935,588
  Unrealized gains (losses) on securities available-for-sale          3,367        (39,591)
                                                                -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                        1,015,936        895,997
                                                                -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $12,003,084    $11,477,723
                                                                ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

Year ended December 31
(dollars in thousands, except per share data)            1995          1994          1993
--------------------------------------------------------------------------------------------
INTEREST INCOME:
 Interest and fees on loans                             $666,790      $505,445      $427,609
 Interest on mortgages held-for-sale                      19,140        14,781        17,844
 Interest on securities available-for-sale                77,139        84,414        79,371
 Interest on securities held-to-maturity                 127,728       147,657       159,002
 Interest on deposits                                      2,834           991         3,962
 Interest on federal funds sold and resale
   agreements                                             14,991         4,833         2,493
 Interest on trading account securities                    1,197         1,065         1,870
                                                        --------       -------      --------
 Total interest income                                   909,819       759,186       692,151
                                                        --------       -------      --------
INTEREST EXPENSE:
 Interest on domestic deposits                           348,348       254,539       235,606
 Interest on foreign deposits                             14,137        10,407         6,862
 Interest on other borrowed funds                         69,798        38,605        22,096
 Interest on subordinated debt                               843             -             -
                                                        --------       -------      --------
 Total interest expense                                  433,126       303,551       264,564
                                                        --------       -------      --------
NET INTEREST INCOME                                      476,693       455,635       427,587
PROVISION FOR CREDIT LOSSES                               21,666        22,465        34,822
                                                        --------       -------      --------
NET INTEREST INCOME AFTER PROVISION FOR
 CREDIT LOSSES                                           455,027       433,170       392,765
                                                        --------       -------      --------
OTHER INCOME:
 Trust income                                             43,281        41,813        40,305
 Service charges on deposit accounts                      40,266        35,672        32,777
 Credit card transaction revenue                          27,574        22,490        16,376
 Mortgage servicing revenue                               18,452        12,714         9,403
 Mortgage banking gains                                   13,578         7,392        20,763
 Securities transactions                                     421         1,013         1,574
 Nonrecurring and other real estate owned income           2,202         3,321         2,089
 Other                                                    40,777        31,129        27,577
                                                        --------       -------      --------
 Total other income                                      186,551       155,544       150,864
                                                        --------       -------      --------
OTHER EXPENSES:
 Salaries and employee benefits                          185,158       171,985       153,582
 Occupancy                                                28,635        28,423        24,386
 Equipment                                                24,746        23,130        20,042
 FDIC deposit insurance                                   11,123        19,102        17,304
 Interbank credit card transaction fees                   17,865        15,985        11,143
 Restructuring charges                                    18,204             -             -
 Nonrecurring and other real estate owned expenses         2,801         4,580         7,253
 Other                                                   138,433       119,807       111,621
                                                        --------       -------      --------
 Total other expenses                                    426,965       383,012       345,331
                                                        --------       -------      --------
INCOME BEFORE INCOME TAXES                               214,613       205,702       198,298
                                                        --------       -------      --------
 Income taxes                                             72,799        68,618        66,974
                                                        --------       -------      --------
NET INCOME                                              $141,814      $137,084      $131,324
                                                        ========       =======      ========
 Average number of shares used to compute net
  income per common share                             45,605,274    45,409,350    45,228,491
Net income per common share                                $3.11         $3.02         $2.90

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year ended December 31 (dollars in thousands)         1995           1994           1993
--------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                        $   141,814    $   137,084    $   131,324
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Provision for credit losses                            21,666         22,465         34,822
 Depreciation, amortization and accretion               49,528         40,329         29,578
 Deferred income taxes                                  (7,224)        (5,673)        (6,421)
 Net gains on sales of assets                          (16,370)       (12,344)       (24,662)
 Net decrease in trading account securities              1,174         29,272         25,247
 Originations and acquisitions of mortgages
  held-for-sale                                     (2,060,201)    (1,835,901)    (2,319,737)
 Proceeds from sales and prepayments of
  mortgages held-for-sale                            1,993,642      2,180,165      2,049,106
 Net change in other assets                            (72,107)       (26,420)           373
 Net change in other liabilities                        51,683        (12,884)        (5,718)
                                                   -----------    -----------    -----------
 Net cash provided by (used for) operating
  activities                                           103,605        516,093        (86,088)
                                                   -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Maturities and prepayments of securities
   available-for-sale                                  459,051        150,143        147,506
 Proceeds from sales of securities
  available-for-sale                                 1,323,828      2,133,275        753,992
 Purchases of securities available-for-sale         (1,297,725)    (2,340,293)    (1,220,004)
 Maturities and prepayments of securities
  held-to-maturity                                     373,903        622,463        922,537
 Purchases of securities held-to-maturity             (373,491)      (422,470)    (1,134,940)
 Proceeds from sales of securities
  held-to-maturity                                           -            646              -
 Net change in interest-earning deposits              (170,158)        29,971         35,379
 Net increase in loans                                (588,672)    (1,159,517)       (91,942)
 Purchases of leasehold improvements, premises
  and equipment, net                                   (25,142)       (27,900)       (32,532)
 Acquisition of businesses, net of cash acquired             -         23,763         (7,522)
                                                   -----------    -----------    -----------
 Net cash used for investing activities               (298,406)      (989,919)      (627,526)
                                                   -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in time deposits                              44,955        715,491        384,866
 Change in demand and savings deposits                (116,925)      (165,112)       163,908
 Increase in other borrowed funds                      296,848         40,299        259,585
 Issuance of subordinated debt                         100,000              -              -
 Repurchases of common stock                           (20,805)       (70,720)        (4,134)
 Proceeds from common stock issuances                    8,110          5,473          4,177
 Dividends paid to shareholders                        (55,334)       (49,869)       (44,984)
                                                   -----------    -----------    -----------
 Net cash provided by financing activities             256,849        475,562        763,418
                                                   -----------    -----------    -----------
 Net change in cash and cash equivalents                62,048          1,736         49,804
 Cash and cash equivalents at beginning of year        515,008        513,272        463,468
                                                   -----------    -----------    -----------
 Cash and cash equivalents at end of year          $   577,056    $   515,008    $   513,272
                                                   ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
Interest paid on deposits, other borrowed funds
 and subordinated debt                             $   420,246    $   289,174    $   256,029
Federal income taxes paid                               71,250         78,907         73,024
Significant non-cash transactions:
  Stock dividends issued                                71,651              -          2,337
  Stock issued to acquire business                           -         62,551              -

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

                                                                                     Valuation
                                                                                     Adjustment    Total
                                                                                     Securities    Share-
                                                      Common    Capital    Retained  Available-   holders'
(dollars in thousands, except per share data)          Stock    Surplus    Earnings   For-Sale     Equity
-----------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993 as previously reported     $40,442   $118,238   $567,597              $  726,277
Adjustment to record merger of First National Bank
 Corp. (FNB) on a pooling-of-interests basis            1,382     13,128     14,899                  29,409
                                                       -------  --------   --------    -------   ----------
Restated balance at January 1, 1993                    41,824    131,366    582,496                 755,686
Net income for the year                                                     131,324                 131,324
Cash dividends:
 $1.02 per common share                                                     (43,380)                (43,380)
Cash dividends paid by FNB                                                   (1,604)                 (1,604)
Stock dividend and split of FNB                           700      1,003     (1,724)                    (21)
Conversion of debentures and exercise of equity
 contracts of FNB                                         469      7,247                              7,716
Common stock issued under employee stock plans and
 other                                                    104      1,393        (98)                  1,399
Common stock repurchased                                 (139)    (3,995)                            (4,134)
Common stock issued under dividend reinvestment plan       85      2,685                              2,770
Tax benefit relating to employee stock plans                         602                                602
Other activity of FNB                                                200       (518)                   (318)
                                                       -------  --------   --------    -------   ----------
BALANCE AT DECEMBER 31, 1993                           43,043    140,501    666,496                 850,040
Net income for the year                                                     137,084                 137,084
Cash dividends:
 $1.12 per common share                                                     (47,992)                (47,992)
Cash dividends paid by FNB                                                   (1,877)                 (1,877)
Common stock repurchased for acquisition of business   (1,918)   (60,673)                           (62,591)
Common stock issued for acquisition of business         1,918     60,633                             62,551
Common stock repurchased for dividend reinvestment
 plan and employee stock plan                            (254)    (7,875)                            (8,129)
Common stock issued under dividend reinvestment plan,
 employee stock plans, and other                          388      8,201                              8,589
Tax benefit relating to employee stock plans                         338                                338
Other activity of FNB                                                122     (2,547)                 (2,425)
Valuation adjustment on securities available-for-sale                                  (39,591)     (39,591)
                                                       -------  --------   --------    -------   ----------
BALANCE AT DECEMBER 31, 1994                           43,177    141,247    751,164    (39,591)     895,997
Net income for the year                                                     141,814                 141,814
Cash dividends:
 $1.22 per common share                                                     (55,334)                (55,334)
Common stock issued in payment of 5% stock dividend -
 2,157,241 shares (cash in lieu of fractionals -
 $187,000)                                              2,157     69,494    (71,838)                   (187)
Common stock issued for Guyot, Hicks, Anderson &
 Associates, Inc. acquisition - 198,803 shares            199        (30)                               169
Common stock repurchased for dividend reinvestment
 plan and employee stock plans - 588,742 shares          (589)   (20,216)                           (20,805)
Common stock issued under dividend reinvestment plan,
 employee stock plans, and other - 438,930 shares         439      9,368                              9,807
Tax benefit relating to employee stock plans                         238                                238
Other activity of FNB                                                         1,279                   1,279
Valuation adjustment on securities available-for-sale                                   42,958       42,958
                                                      -------   --------   --------    -------   ----------
BALANCE AT DECEMBER 31, 1995                          $45,383   $200,101   $767,085   $  3,367   $1,015,936
                                                      =======   ========   ========    =======   ==========

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

Basis of Presentation

The consolidated financial statements include the accounts of Old Kent Financial Corporation (Parent Company) and its wholly owned subsidiaries (collectively, the "Corporation"). Significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation operates two commercial banks with 190 full service offices throughout Michigan and 26 such offices in the metropolitan markets in and around Chicago, Illinois. It also operates a mortgage banking company with 21 offices located in five states. Old Kent's revenue is mainly derived by providing financial services to commercial and retail customers located within those markets. The financial services primarily consist of the extension of credit and acceptance of deposits.

Use of Estimates

Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Trading Account Securities

Trading account securities are carried at market value. Gains and losses on trading activities are included in other income in the consolidated statements of income.

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

Premiums and discounts on securities available-for-sale, as well as securities held-to-maturity, are amortized over the estimated lives of the related securities. This amortization, as well as adjustments stemming from changes in estimated lives are included in interest income on the accompanying consolidated statements of income.

Securities Held-to-Maturity

Securities held-to-maturity are stated at amortized cost. Designation as such a security is made at the time of acquisition and is based on intent and ability to hold the security to maturity.

Interest Rate Swaps

The Corporation enters into interest rate swaps to hedge existing assets and liabilities. Income and expense associated with interest rate swap contracts are accrued over the life of the contracts and are classified with the income and expense of the specific assets and liabilities which are being hedged. Gains and losses on early terminations are included in the carrying amount of the hedged asset or liability and amortized as yield adjustments over the remaining term of the hedged asset or liability.

Mortgage Banking Activities

The Corporation routinely sells to investors its originated residential mortgage loans, as well as those acquired from third parties. The Corporation typically retains the servicing rights related to the mortgages sold. Gains on sales of mortgages are recorded to the extent proceeds exceed the carrying value of the loans. Mortgage loans held-for-sale are carried at the lower of cost or market, which is determined under the aggregate method. In determining the lower of cost or market, the gains and losses associated with the corresponding financial instruments, used to hedge against increases in interest rates, are considered.

In May, 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights", an Amendment of FASB Statement No. 65. SFAS No. 122 requires recognizing as separate assets the rights to service mortgage loans for others, however those rights are acquired. It requires that when a definitive plan exists to sell the loan and retain the servicing, the cost of the mortgage loan be allocated between the loan and the related mortgage servicing right based on their relative fair values at the date of origination or purchase; otherwise the date of sale shall be used. The Statement also requires assessing the capitalized mortgage servicing rights for impairment based on the fair value of those rights. The Corporation prospectively adopted the provision of SFAS No. 122, effective January 1, 1995. The adoption did not have a material impact on the Corporation's financial position or results of operations.

The fair value of the Corporation's mortgage servicing rights is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows. Mortgage servicing rights are amortized ratably in relation to the associated servicing revenue over the estimated lives of the serviced loans. In accordance with SFAS No. 122, the Corporation evaluated and measured impairment of its capitalized servicing rights using stratifications based on the risk characteristics of the underlying loans. Management has determined those risk characteristics to include loan type (conventional and governmental) and interest rate. Impairment is recognized through a valuation allowance.

The Corporation utilizes financial instruments which are intended to minimize the effects of interest rate declines on the value of its capitalized mortgage servicing rights. These instruments are carried at fair value.

Loans

Effective January 1, 1995, the Corporation adopted the provisions of Statements of Financial Accounting Standards Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan" and "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures", respectively. These statements require that the recorded investment in certain impaired loans be adjusted by means of a valuation allowance to reflect a fair value determined under one of the following methods: (1) the present value of expected future cash flows discounted at the loan's effective rate of interest, (2) the loan's observable market price, or (3) the fair value of the collateral, if the loan is collateral dependent. Old Kent's policy is to review impaired loans under the aforementioned standards to determine the need for a valuation allowance. Any shortfall in the fair value of an impaired loan compared with the recorded investment of the loan, is identified as an allocated portion of the allowance for credit losses and is one of the factors considered by management in their overall assessment of reserve adequacy. Large groups of smaller balance homogeneous loans with common risk characteristics are aggregated and collectively evaluated for impairment using methods available under these statements. Adoption of these statements had no effect upon Old Kent's total allowance for credit losses or net income.

Loans are stated at their principal amount outstanding, net of unearned income. Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. A loan is placed on nonaccrual status and evaluated for impairment when principal or interest is past due 90 days or more, and the loan is not well secured and in the process of collection, or when, in the opinion of management, there is sufficient reason to doubt collectibility of principal or interest. Interest previously accrued, but not collected, is reversed and charged against interest income at the time the loan is placed on nonaccrual status. Generally, the terms of loans that result from troubled debt restructurings are at interest rates considered below current market rates for comparable loans and are evaluated for impairment.

Interest received on nonaccrual loans is recorded as principal reductions if principal repayment is doubtful. Loans are no longer classified as impaired when principal and interest payments are brought current and collectibility is no longer in doubt. Interest income on restructured loans is recognized according to the terms of the restructure, subject to the nonaccrual policy described above.

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

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb probable losses in the loan portfolio. The amount is based on management's specific review and analysis of the loan portfolio, as well as evaluation of the effects of current economic conditions on the loan portfolio. This process is based on estimates, and ultimate losses may materially differ in the near term from the current estimates. As changes in estimates occur, adjustments to the level of the allowance are recorded in the provision for credit losses in the period in which they become known.

Leasehold Improvements, Premises and Equipment

Leasehold improvements, premises and equipment are stated at original costs, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, whichever period is shorter. For income tax purposes, minimum lives and accelerated methods are used.

Other Real Estate Owned

Other real estate owned consists of properties acquired in partial or total satisfaction of debt. Other real estate owned is stated at fair value. Losses arising at acquisition are charged against the allowance for credit losses. Reductions in fair value subsequent to acquisition are recorded in other expense in the consolidated statements of income, while any gains realized on the disposition of such properties are included in other income.

Intangible Assets

Goodwill, representing the cost of investments in subsidiaries in excess of the fair value of the net assets at acquisition, is amortized over periods ranging from ten to twenty years. Other acquired intangible assets, such as those associated with acquired core deposits, are amortized over periods not exceeding fifteen years. Old Kent continually evaluates whether events and circumstance have occurred that indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, the Corporation estimates the undiscounted future cash flow of the business segment over the remaining life of the asset in assessing whether the asset is recoverable. During 1995, 1994 and 1993, adjustments resulting from application of this policy were not significant.

Long-lived Assets

In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of." The Corporation is required to adopt the provisions of this statement effective in 1996. Based on information available at December 31, 1995, management of the Corporation expects that, when adopted, this statement will not have a material impact on Old Kent's consolidated results of operations or financial condition.

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

Income per Common Share

Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents with a dilutive effect. Common share equivalents are shares which may be issuable upon the exercise of outstanding stock options.

Reclassification

Certain reclassifications have been made to prior periods' financial statements to place them on a basis comparable with the current period's financial statements.

NOTE 2. ACQUISITIONS

Effective January 22, 1996, Old Kent acquired Republic Mortgage Corp. ("RMC"), headquartered in Salt Lake City, Utah. Old Kent issued approximately 221,000 shares of Old Kent Common Stock for all of the outstanding common stock of RMC. This acquisition will be accounted for as a purchase and is not expected to have material effect on Old Kent's future results of operations or financial condition. At December 31, 1995, RMC had total assets of approximately $39 million and serviced residential mortgages totalling approximately $127 million.

On December 1, 1995, the Corporation acquired Guyot, Hicks, Anderson & Associates, Inc. ("GHA"), an insurance agency headquartered in Traverse City, Michigan. The merger was effected through the issuance of 198,803 shares of Old Kent Common Stock in exchange for all of the outstanding shares of GHA common stock. The merger was treated as a "pooling-of-interests". Since the acquisition did not have a material effect on the consolidated financial statements, they have not been restated. When acquired, GHA had total assets of approximately $5 million.

On February 1, 1995, Old Kent merged with First National Bank Corp. ("FNB"), a bank holding company headquartered in Mount Clemens, Michigan. The merger was effected through the exchange of 1.0813 shares of Old Kent Common Stock, (2,636,221 shares in all) for each outstanding share of FNB common stock. The merger was accounted for as a "pooling-of-interests." The accompanying consolidated financial statements have been restated to include the financial position and results of operations of FNB prior to the merger.

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

On March 1, 1994, Old Kent purchased Princeton Financial Corp. (Princeton) (Orlando, Florida) in a cash transaction totalling $11.7 million. Princeton is a mortgage company which originates and sells residential mortgages, while retaining a substantial portion of the related servicing rights. At the date of acquisition, Princeton had total assets of approximately $70 million and serviced residential mortgages of approximately $360 million for third party investors. This acquisition was accounted for as a purchase. If it had been effective January 1, 1993, there would have been no material effect on the consolidated results of operations or financial condition.

NOTE 3. PLEDGED AND RESTRICTED ASSETS

The Federal Reserve requires the banking subsidiaries to maintain certain average non-interest bearing cash balances in accordance with stated reserve requirements. These average reserves approximated $73 million during 1995 and $68 million during 1994.

At December 31, 1995, securities having an aggregate amortized cost of approximately $1.1 billion were pledged to secure public and trust deposits and for other purposes as required by law. These pledged assets primarily consisted of securities available-for-sale and securities held-to-maturity.

NOTE 4. SECURITIES AVAILABLE-FOR-SALE

The following summarizes amortized cost and market values of securities available-for-sale at December 31, 1995 and 1994:

                                                           Gross         Gross       Estimated
                                           Amortized     Unrealized    Unrealized      Market
December 31, 1995 (in thousands)              Cost         Gains         Losses        Value
-----------------------------------------------------------------------------------------------
U.S. Treasury and federal agency
 securities                                $1,304,855     $ 10,503      $  2,930     $1,312,428
Collateralized mortgage obligations and
 other mortgage-backed securities             877,288        6,990         9,987        874,291
Other securities                               58,374          606             -         58,980
                                           ----------      -------       -------     ----------
Total                                      $2,240,517     $ 18,099      $ 12,917     $2,245,699
                                           ==========      =======       =======     ==========
December 31, 1994 (in thousands)
----------------------------------------
U.S. Treasury and federal agency
 securities                                $1,054,962     $  1,396      $ 30,178     $1,026,180
Collateralized mortgage obligations and
 other mortgage-backed securities             439,904           78        33,560        406,422
Other securities                               23,342        1,386             -         24,728
                                           ----------      -------       -------     ----------
Total                                      $1,518,208     $  2,860      $ 63,738     $1,457,330
                                           ==========      =======       =======     ==========

In accordance with the Financial Accounting Standards Board's Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," on December 1, 1995 the Corporation transferred certain securities between its held-to-maturity and its available-for-sale portfolio. At the date of transfer, the securities transferred to available-for-sale had an aggregate amortized cost of $1.2 billion and an aggregate unrealized gain of approximately $1.1 million. The securities transferred to held-to-maturity had an aggregate amortized cost of $44.8 million and an aggregate unrealized loss of $.6 million. The decision to make this transfer was based on a one-time reassessment of the appropriateness of the classification of all securities held at the date of transfer.

The amortized cost and market values of securities available-for-sale at December 31, 1995, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                                Estimated
                                                                  Amortized       Market
December 31, 1995 (in thousands)                                     Cost         Value
------------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities:
 Due in one year or less                                          $  466,752    $  470,610
 Due after one year through five years                               836,336       839,578
 Due after five years through ten years                                    -             -
 Due after ten years                                                   1,767         2,240
                                                                  ----------    ----------
Total U.S. Treasury and federal agency securities                  1,304,855     1,312,428
Collateralized mortgage obligations and other mortgage-backed
  securities                                                         877,288       874,291
Other securities                                                      58,374        58,980
                                                                  ----------    ----------
Total                                                             $2,240,517    $2,245,699
                                                                  ==========    ==========

NOTE 5. SECURITIES HELD-TO-MATURITY

The following summarizes amortized cost and market values of securities held-to-maturity at December 31, 1995 and 1994:

                                                           Gross         Gross       Estimated
                                           Amortized     Unrealized    Unrealized      Market
December 31, 1995 (in thousands)              Cost         Gains         Losses        Value
-----------------------------------------------------------------------------------------------
Collateralized mortgage obligations and
 other mortgage-backed securities          $  680,330     $  6,129      $  5,932     $  680,527
State and political subdivision
 securities                                   190,612        6,031           879        195,764
                                           ----------      -------       -------     ----------
Total                                      $  870,942     $ 12,160      $  6,811     $  876,291
                                           ==========      =======       =======     ==========
December 31, 1994 (in thousands)
----------------------------------------
U.S. Treasury and federal agency
 securities                                $  769,576     $  2,409      $ 11,752     $  760,233
Collateralized mortgage obligations and
 other mortgage-backed securities           1,092,797        1,590        72,355      1,022,032
State and political subdivision
 securities                                   221,119        3,645         4,226        220,538
                                           ----------      -------       -------     ----------
Total                                      $2,083,492     $  7,644      $ 88,333     $2,002,803
                                           ==========      =======       =======     ==========

As reflected in the consolidated statements of cash flows, during 1994, the Corporation sold $0.6 million of securities held-to-maturity. The decision to sell these securities was based on deterioration in the creditworthiness of the issuers.

The amortized cost and market values of securities held-to-maturity at December 31, 1995, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                                  Estimated
                                                                     Amortized     Market
December 31 1995 (in thousands)                                        Cost         Value
-------------------------------------------------------------------------------------------
State and Political subdivision securities:
 Due in one year or less                                             $ 40,684     $ 40,902
 Due after one year through five years                                 88,603       91,348
 Due after five years through ten years                                37,750       39,139
 Due after ten years                                                   23,575       24,375
                                                                     --------     --------
Total state and political subdivision securities                      190,612      195,764
Collateralized mortgage obligations and other mortgage-backed
 securities                                                           680,330      680,527
                                                                     --------     --------
Total                                                                $870,942     $876,291
                                                                     ========     ========

NOTE 6. LOANS AND NONPERFORMING ASSETS

The following summarizes loans:

December 31 (in thousands)                                           1995          1994
------------------------------------------------------------------------------------------
 Commercial                                                       $2,008,582    $1,655,764
 Real estate - Commercial                                          1,627,154     1,326,042
 Real estate - Construction                                          267,363       397,430
 Real estate - Residential mortgages                                 832,214     1,028,005
 Real estate - Consumer home equity                                  623,659       561,978
 Consumer                                                          1,551,828     1,672,226
 Credit card loans                                                   323,592       102,249
 Lease financing                                                     196,160       111,155
                                                                  ----------    ----------
 Total Loans                                                      $7,430,552    $6,854,849
                                                                  ==========    ==========

Loans made by Old Kent to its directors and executive officers, including their family members and associated entities, aggregated $108 million and $147 million at December 31, 1995 and 1994, respectively. During 1995, new loans and other additions amounted to $153 million and repayments were $192 million. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization and do not represent more than a normal risk of collection.

The table below summarizes impaired loans and other nonperforming assets:

December 31 (in thousands)                                             1995         1994
------------------------------------------------------------------------------------------
Impaired loans:
 Nonaccrual loans                                                     $40,173      $54,576
 Restructured loans                                                     3,075        5,838
                                                                      -------      -------
Total impaired loans                                                   43,248       60,414
 Other real estate owned                                               11,287       12,366
                                                                      -------      -------
 Total nonperforming assets                                           $54,535      $72,780
                                                                      =======      =======

Loans past due 90 days or more, for which interest income continues to be recognized, totalled $29.0 million and $11.7 million at December 31, 1995 and 1994, respectively. Gross interest income that would have been recorded in 1995 for nonaccrual and restructured loans as of December 31, 1995, assuming interest had been accrued throughout the year in accordance with original terms, was $4.0 million. The comparable total for 1994 was $5.4 million. The amount of interest included in income on these loans was $2.0 million and $2.4 million in 1995 and 1994, respectively. During the years 1995 and 1994, impaired loans averaged $47.6 million and $55.9 million, respectively. At December 31, 1995, there was no specific valuation allowance associated with impaired loans.

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

NOTE 7. ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses:

Year ended December 31 (in thousands)                        1995        1994        1993
-------------------------------------------------------------------------------------------
Balance at beginning of year                               $167,253    $145,323    $125,375
Additions:
 Provision charged to operations                             21,666      22,465      34,822
 Business acquisitions and loan purchases                       438       9,236       2,105
                                                           --------    --------    --------
 Total additions                                             22,104      31,701      36,927
                                                           --------    --------    --------
Deductions:
 Credit losses                                              (26,087)    (21,221)    (25,993)
 Less recoveries                                             12,678      11,450       9,014
                                                           --------    --------    --------
 Net credit losses                                          (13,409)     (9,771)    (16,979)
 Loan sales                                                  (1,700)          -           -
                                                           --------    --------    --------
 Total deductions                                           (15,109)     (9,771)    (16,979)
                                                           --------    --------    --------
Balance at end of year                                     $174,248    $167,253    $145,323
                                                           ========    ========    ========

NOTE 8. LEASEHOLD IMPROVEMENTS, PREMISES AND EQUIPMENT

The following summarizes leasehold improvements, premises and equipment:

December 31 (in thousands)                                              1995        1994
------------------------------------------------------------------------------------------
Land                                                                  $ 28,970    $ 26,926
Land improvements                                                        6,157       6,026
Buildings and improvements                                             165,963     151,283
Leasehold improvements                                                  24,688      26,243
Furniture and equipment                                                119,060     111,445
                                                                      --------    --------
                                                                       344,838     321,923
Less accumulated depreciation and amortization                         170,935     150,108
                                                                      --------    --------
Net leasehold improvements, premises and equipment                    $173,903    $171,815
                                                                      ========    ========

NOTE 9. OTHER ASSETS

Other assets, as shown on the consolidated balance sheets, includes the following intangible assets (net of accumulated amortization):

December 31 (in thousands)                                         1995            1994
-----------------------------------------------------------------------------------------
Goodwill                                                          $73,951        $ 77,040
Core deposit intangibles                                           20,830          26,761
                                                                  -------        --------
Total                                                             $94,781        $103,801
                                                                  ========       =========

Other assets also included capitalized mortgage servicing rights recorded at $51.5 million (net of valuation allowance of $4.8 million) and $15.5 million as of December 31, 1995 and 1994, respectively. No valuation allowance was required as of December 31, 1994. At December 31, 1995, the fair value of capitalized mortgage servicing rights accounted for under SFAS No. 122, was $62.9 million.

NOTE 10. OTHER BORROWED FUNDS

The following summarizes other borrowed funds:

December 31 (in thousands)                                         1995            1994
------------------------------------------------------------------------------------------
Bank notes                                                      $  575,000      $  400,000
Securities sold under agreements to repurchase                     381,925         269,967
Federal funds purchased                                            154,761         167,224
Treasury tax and loan demand notes                                  83,163          96,663
Other borrowed funds                                               112,768          76,915
                                                                ----------      ----------
Total other borrowed funds                                      $1,307,617      $1,010,769
                                                                ==========      ==========

Of the $575 million bank notes outstanding at December 31, 1995, $355 million mature during 1996 at interest rates ranging from 5.53% to 6%; $110 million mature during 1997 at interest rates ranging from 7.02% to 7.5%; and $110 million mature during 1998 at interest rates ranging from 6.875% to 7.15%.

NOTE 11. SUBORDINATED DEBT

On November 15, 1995, Old Kent Financial Corporation issued $100 million of subordinated notes with an interest rate of 6.625%, due on November 15, 2005.

NOTE 12. CAPITAL STOCK

At December 31, 1995 and 1994, there were 25,000,000 shares of preferred stock authorized but not issued. At December 31, 1995, 3,000,000 of these shares were designated Series A Preferred Stock and 500,000 were designated Series B Preferred Stock.

On December 31, 1995, the Corporation had outstanding 28,818,282 Series B Preferred Stock Purchase Rights ("Rights"). The Rights were originally issued in January 1989 as a dividend to holders of the Corporation's common stock at the rate of one right for each share of common stock outstanding. As a result of the three-for-two split which occurred in 1992 and a 5% stock dividend in 1995, each share of the Corporation's common stock presently represents .635 of a Right. Each full Right entitles the holder thereof, until January 10, 1999, to buy one one-hundredth (1/100) of a share of Series B Preferred Stock at an exercise price of $80.00. The exercise price and the number of shares of Series B Preferred Stock issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by common stock certificates and are not exercisable or transferable apart from the common stock until the occurrence of certain events set forth in a Rights

Agreement under which the Rights were issued. The Rights do not have any voting rights and are redeemable, at the option of the Corporation, at a price of $0.01 per Right prior to any person acquiring beneficial ownership of at least 20% of the common stock. The Rights expire on January 10, 1999. So long as the Rights are not separately transferable, the Corporation will issue .635 of a Right (subject to possible future adjustment) with each new share of common stock issued.

The Corporation issued 2,157,241 shares of its common stock on August 15, 1995 in payment of a five percent stock dividend declared June 19, 1995 payable to shareholders of record on July 19, 1995.

NOTE 13. LONG-TERM STOCK INCENTIVE PLANS

Old Kent has stock option plans under which options may be granted to certain officers and employees at not less than the market price of Old Kent's common stock on the date of grant. The options granted are exercisable immediately and expire within ten years of the date of grant, subject to certain cancellation provisions relating to employment. At December 31, 1995, a total of 1,663,730 shares were reserved for stock options, consisting of 1,033,308 shares for options granted at prices from $12.85 to $32.74, and 632,123 shares available for future option grants under incentive plans.

The following table summarizes stock option transactions for the last three years, separately showing option transactions of First National Bank Corp., acquired February 1, 1995, in a "pooling-of-interests" transaction.

                                                (adjusted for stock splits and dividends)
                                           ----------------------------------------------------
                                                1995               1994               1993
-----------------------------------------------------------------------------------------------
Options outstanding at beginning of year         1,147,228            912,043           833,153
Options granted                                    217,431            246,964           209,871
Options issued in business acquisition                                162,255
Options exercised                                 (321,271)          (170,003)         (130,981)
Options cancelled or expired                       (10,080)            (4,031)
                                                 ---------          ---------           -------
Options outstanding at end of year               1,033,308          1,147,228           912,043
                                                 =========          =========           =======
Exercise price for grants during year               $32.74    $32.27 - $32.74            $30.12
Exercise price for options outstanding     $12.85 - $32.74    $10.01 - $32.74    $7.48 - $30.12

Old Kent also has restricted stock plans under which certain officers and employees may be awarded restricted stock. The plans provide for the issuance of a maximum of 1,134,886 authorized but previously unissued shares of Old Kent's common stock, subject to certain antidilution adjustments, as defined in the plans. Shares issued pursuant to the plans are restricted as to sale or transfer for a period of up to five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1995, 1994, and 1993, Old Kent issued 52,080 shares, 38,987 shares and 24,328 shares of its common stock with total market values of $1,705,000, $1,252,000 and $733,000, respectively at their award dates, which are being amortized ratably to expense over the period of restriction. At December 31, 1995, there were 196,792 shares reserved for future restricted stock plan awards.

Old Kent also has a deferred stock compensation plan under which key employees may be awarded shares of stock as deferred compensation to be received at a specified later date, which may be up to five years after the date of the award. The plan provides for the issuance of a maximum of 315,000 authorized but previously unissued shares of Old Kent's common stock. Shares awarded under the plan would not be issued until the end of the deferral period, unless there is a change of control of the Corporation, in which case the shares would be issued to a trust where they are to be held and distributed at the end of the deferral period. Employees who receive awards under this plan will receive additional compensation equal to the dividends which would have been paid on the shares awarded if they were outstanding during the deferral period. During 1995, 1994 and 1993, Old Kent awarded 19,210 shares, 22,916 shares and 21,877 shares of its common stock valued at $629,000, $737,000 and $659,000, respectively at their award dates, as deferred compensation which are ratably charged to expense from the date of award to the end of the deferral period based on current market value. At December 31, 1995, there were 226,926 shares reserved for future deferred stock compensation plan awards.

NOTE 14. OTHER INCOME AND OTHER EXPENSE

Other income, as shown on the consolidated statements of income, includes the following:

Year ended December 31 (in thousands)                    1995          1994          1993
-------------------------------------------------------------------------------------------
Transaction processing fees                             $16,127       $12,318       $10,153
Credit life insurance premiums                            4,593         3,404         2,900
Safe deposit box rental income                            1,774         1,998         1,881
Trading account gains                                     2,222         1,602         1,594
Gains on sales of assets                                    542         1,113           504
Other revenues                                           15,519        10,694        10,545
                                                        -------       -------       -------
Total other income                                      $40,777       $31,129       $27,577
                                                        =======       =======       =======

Other expense, as shown on the consolidated statements of income, includes the following:

Year ended December 31 (in thousands)                    1995          1994          1993
-------------------------------------------------------------------------------------------
Taxes other than income taxes                          $ 10,655      $  9,960      $ 10,869
Advertising, promotion and public relations              13,351        10,298         9,099
Postage and courier charges                              10,495         9,498         8,582
Professional services                                    10,607         9,122         9,307
Stationery and supplies                                   8,605         8,828         8,815
Amortization of goodwill                                  5,648         4,704         2,966
Amortization of core deposit intangibles                  6,216         5,761         3,961
Amortization of mortgage servicing rights                 6,597         3,241         5,190
Other expenses                                           66,259        58,395        52,832
                                                       --------      --------      --------
Total other expenses                                   $138,433      $119,807      $111,621
                                                       ========      ========      ========

Operating results for 1995 includes restructuring charges totalling $18.2 million. These charges are related to the adoption and implementation of plans to reduce staff levels and to exit certain business activities. These actions are expected to be substantially complete by December 31, 1996. The charges primarily consist of employee severance costs for approximately 350 employees, and various charges related to abandonments of physical facilities. Recognition of these charges had the effect of reducing net income per common share by approximately $.26 for 1995. At December 31, 1995, unexpended reserves for these restructuring costs totalled approximately $11.2 million.

Securities transactions for available-for-sale and held-to-maturity securities, as shown on the consolidated statements of income, includes gross gains and gross losses as follows:

Year ended December 31 (in thousands)                    1995           1994           1993
--------------------------------------------------------------------------------------------
Gross gains on sales of securities                     $ 12,245        $10,206        $1,894
Gross losses on sales of securities                     (11,824)        (9,193)         (320)
                                                       --------        -------        ------
Securities transactions                                $    421        $ 1,013        $1,574
                                                       ========        =======        ======
Income tax expense applicable to securities
  transactions                                         $   (131)       $  (240)       $ (551)
                                                       ========        =======        ======

NOTE 15. EMPLOYEE BENEFITS

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

December 31 (in thousands)                                            1995         1994
------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including
   vested benefits of $70,315 and $63,807                           $  71,523    $  64,867
                                                                    =========    =========
 Projected benefit obligation for service rendered to date          $(119,070)   $(112,268)
Plan assets at fair value                                             102,395       97,150
                                                                    ---------    ---------
Plan assets less than projected benefit obligation                    (16,675)     (15,118)
Unrecognized net actuarial loss                                        31,426       39,988
Unrecognized prior service cost
  being recognized over 19 years                                        4,183        4,644
Unrecognized net transition assets being recognized over 15 to 19
  years                                                               (15,762)     (18,522)
                                                                    ---------    ---------
Prepaid pension cost included in other assets                       $   3,172    $  10,992
                                                                    =========    =========

Net pension expense (income) included the following components:

Year ended December 31 (in thousands)                     1995          1994         1993
-------------------------------------------------------------------------------------------
Service cost (benefits earned during the year)          $  7,371      $  5,730      $ 4,219
Interest cost on projected benefit obligation              9,509         7,091        6,812
Actual (return) loss on plan assets                      (19,793)          800       (8,500)
Net amortization and deferral                             10,547       (11,285)      (3,113)
Loss from curtailment and settlement                         621             -            -
                                                        --------      --------      -------
Net periodic pension expense (income)                   $  8,255      $  2,336      $  (582)
                                                        ========      ========      =======

The following assumptions were used in determining the actuarial present value of the projected benefit obligations as of December 31 for each of the following years:

                                                          1995          1994         1993
------------------------------------------------------------------------------------------
Discount rate                                             7.75%         8.00%        7.75%
Rate of increase in future compensation levels            4.70%         4.90%        4.75%
Expected long-term rate of return on plan assets          9.00%         9.00%        9.00%

Old Kent has adopted amended assumptions, as shown above, for use in the actuarial determination of its projected benefit obligations at December 31, 1995. The amended assumptions reflect a change in outlook based on management's assessment of expected economic conditions for the foreseeable future.

During 1995, the Corporation recorded a loss from curtailment and settlement of pension obligations which resulted from the Corporation's reengineering activities. This loss was classified as a restructuring charge in the accompanying consolidated income statement.

Eligible employees may elect to participate in Old Kent's retirement savings plans whereby the Company contributes a 50% matching contribution for each amount contributed by participating employees, within limits as defined in the plans. The cost of these retirement savings plans was $2,975,000, $2,903,000, and $2,362,000 for 1995, 1994 and 1993, respectively.

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

NOTE 16. TAXES ON INCOME

Components of the provision for income taxes are as follows:

Year ended December 31 (in thousands)                      1995         1994         1993
-------------------------------------------------------------------------------------------
Current                                                   $77,482      $77,061      $73,395
Deferred benefit                                           (4,683)      (8,443)      (6,421)
                                                          -------      -------      -------
Total provision                                           $72,799      $68,618      $66,974
                                                          =======      =======      =======

The preceding table excludes tax expense (benefit) of $23.1 million and ($21.3 million), for 1995 and 1994, respectively, related to the market value adjustments on investment securities available-for-sale, which is recorded directly in shareholders' equity.

Income tax expense differs from that computed at the federal statutory rate as follows:

Year ended December 31 (in thousands)                      1995         1994         1993
-------------------------------------------------------------------------------------------
Tax at 35% statutory rate                                 $75,114      $71,996      $69,404
Tax effect of:
 Tax-exempt interest                                       (5,019)      (5,551)      (5,694)
 Amortization of goodwill                                   2,640        1,766        1,038
 Cumulative effect of adopting SFAS No. 109                     -            -        1,900
 Impact of statutory rate increase on deferred balances      (124)           -       (1,044)
 Other, net                                                   188          407        1,370
                                                          -------      -------      -------
Income tax expense                                        $72,799      $68,618      $66,974
                                                          =======      =======      =======
Effective tax rate                                           33.9%        33.4%        33.8%

Components of the deferred tax assets and liabilities were as follows:

Year ended December 31 (in thousands)                                  1995         1994
------------------------------------------------------------------------------------------
Deferred tax assets:
 Allowance for credit losses                                          $60,763      $58,691
 Deferred compensation                                                 11,191        8,641
 Accrued expenses                                                       7,730        4,109
 Unrealized loss on securities available-for-sale                           -       21,287
 Other                                                                  5,390        4,144
                                                                      -------      -------
Total deferred tax assets                                              85,074       96,872
Valuation allowance                                                         -            -
                                                                      -------      -------
Deferred tax assets                                                    85,074       96,872
                                                                      -------      -------
Deferred tax liabilities:
 Mortgage servicing rights                                              8,856        3,188
 Business combinations                                                  4,518        6,672
 Prepaid pension                                                        3,713        5,430
 Accretion                                                              3,488        1,506
 Depreciation                                                           2,427        3,371
 Unrealized gain on securities available-for-sale                       1,815            -
 Other                                                                  2,723        3,293
                                                                      -------      -------
Deferred tax liabilities                                               27,540       23,460
                                                                      -------      -------
Net deferred tax assets                                               $57,534      $73,412
                                                                      =======      =======

NOTE 17. COMMITMENTS AND CONTINGENCIES

Certain facilities and equipment are leased under noncancelable operating lease agreements which expire at various dates through the year 2013. The aggregate minimum rental commitments are as follows:

Year ending December 31 (in thousands)                 Premises      Equipment       Total
-------------------------------------------------------------------------------------------
1996                                                   $ 5,810        $ 3,504       $ 9,314
1997                                                     5,475          2,194         7,669
1998                                                     4,848          1,636         6,484
1999                                                     4,423            232         4,655
2000                                                     3,172            196         3,368
Thereafter                                               6,734              0         6,734
                                                       -------         ------       -------
Total minimal payments                                 $30,462        $ 7,762       $38,224
                                                       =======         ======       =======

Rental expense charged to operations in 1995, 1994, and 1993, amounted to approximately $11,835,000, $11,037,000, and $9,142,000, respectively, including amounts paid under short-term cancelable leases. Certain leases contain provisions for renewal and purchase options, and require payment of property taxes, insurance and related expenses.

Included as a reduction of Old Kent's occupancy expense is building rental income of approximately $3,761,000, $4,076,000, and $4,032,000, for 1995, 1994,
and 1993, respectively.

At December 31, 1995, Old Kent and its subsidiaries were parties, both as plaintiff and as defendant, to a number of lawsuits which arose in the ordinary course of business. In the opinion of management, after consultation with the Corporation's counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial position and results of operations.

NOTE 18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Old Kent utilizes various derivative financial instruments in the normal course of business both as part of its risk management strategy and as a means to meet customer needs. The activities which currently employ financial derivatives are interest rate risk management, corporate banking, mortgage banking, and foreign exchange operations. Old Kent also enters into commitments to extend credit and letters of credit in connection with its lending activities.

Interest Rate Risk Management

The Corporation's asset/liability management focuses on limiting the volatility of both earnings and the value of capital that can result from changes in market interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. The Corporation's traditional banking operations result in an asset-sensitive position, where assets reprice more rapidly than liabilities. This asset-sensitive profile has been moderated through the strategic use of the investment portfolio. Interest rate swap contracts are also used as a means to manage interest rate risk.

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

                                                       1995                      1994
                                               --------------------      --------------------
                                               Notional     Credit       Notional     Credit
December 31 (in thousands)                      Amount     Exposure       Amount     Exposure
---------------------------------------------------------------------------------------------
Swap Categories:
Receive fixed/pay floating                     $410,524    $10,591       $371,685     $  142
Receive floating/pay fixed                      115,000          0         65,000      2,190
Receive floating/pay floating                         0          0        120,500      5,215
                                               --------    -------       --------     ------
                                               $525,524    $10,591       $557,185     $7,547
                                               ========    =======       ========     ======

Corporate Banking

Old Kent entered interest rate cap and floor agreements during 1995 with a corporate client to assist them in managing their business risks. The Corporation mitigated its exposure to risk in this contract by entering into offsetting positions with an authorized counterparty. The credit risk from such agreements represents the possibility of a counterparty not paying according to the terms of the contract. This credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Credit exposure is represented by the fair value of interest rate caps and floors with a positive fair value.

                                                                               1995
                                                                       --------------------
                                                                       Notional     Credit
                     December 31 (in thousands)                         Amount     Exposure
-------------------------------------------------------------------------------------------
Interest rate caps sold                                                $20,000       $ 42
Interest rate caps bought                                               20,000          -
Interest rate floors sold                                              $20,000       $330
Interest rate floors bought                                             20,000          -

Mortgage Banking

The Corporation uses both forward sales and option contracts to protect the value of residential mortgage loans that are being underwritten for future sale to investors in the secondary market. Adverse market interest rate changes, between the time that a customer receives a rate-lock commitment and when the fully-funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, Old Kent enters into forward sales contracts and purchases exchange-traded option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans. Old Kent accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case Old Kent would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales contracts represents the aggregate value of contracts with a positive fair value. These credit exposures at both December 31, 1995 and 1994 were not significant.

                                                                     1995           1994
                                                                  Contractual    Contractual
                  December 31 (in thousands)                        Amount         Amount
--------------------------------------------------------------------------------------------
Mortgage forward sales                                             $ 236,385      $ 134,769
Mortgage & treasury put options                                       68,100          9,800

Old Kent began utilizing interest rate floors in 1995 to hedge the Corporation's risk to decreases in the value of its mortgage servicing rights that could result from falling mortgage rates and increased mortgage prepayments. The credit risk inherent in these transactions relates to the possibility of a counterparty not paying according to the terms of the contract. The Corporation controls the credit risk of its interest rate floor agreements through credit approvals, risk control limits and ongoing monitoring procedures. The credit exposure is represented by the aggregate value of interest rate floors with a positive fair value.

                                                                              1995
                                                                      --------------------
                                                                      Notional     Credit
                    December 31 (in thousands)                         Amount     Exposure
------------------------------------------------------------------------------------------
Interest rate floors                                                  $143,000     $2,309

Foreign Exchange Contracts

Old Kent enters into foreign exchange forward contracts to purchase or sell foreign currencies at a future date at a predetermined exchange rate. These contracts are used to assist customers with international transactions based upon foreign denominated currencies. The Corporation manages its exposure to foreign currency fluctuations by entering into offsetting contracts with authorized counterparties, usually foreign banks. The credit risk inherent in these transactions relates to the possibility of failure by a counterparty to fulfill its purchase or delivery responsibility, whereby Old Kent would execute the transaction with another counterparty at the prevailing currency valuation, which may be different than the value in the original contract. The credit exposure of Old Kent's foreign exchange contracts represents the aggregate value of contracts with a positive fair value. The extension of foreign exchange credit facilities to counterparties follows the same approval process as other credit facilities. The majority of Old Kent's foreign exchange contracts relate to major currencies such as Canadian Dollars, Pounds Sterling, Deutschemarks, Japanese Yen, Italian Lira, and French Francs.

                                                 1995                           1994
                                       -------------------------      -------------------------
                                       Contractual       Credit       Contractual       Credit
     December 31 (in thousands)          Amount         Exposure        Amount         Exposure
-----------------------------------------------------------------------------------------------
Foreign exchange forward contracts       $34,072          $386          $38,024          $274

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

           Contractual Amount at December 31 (in millions)               1995        1994
------------------------------------------------------------------------------------------
Commitments to extend credit                                            $3,556      $2,941
Standby and commercial letters of credit                                   401         333

NOTE 19. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), the following methods and assumptions were used to estimate the fair value of each significant class of financial instrument, as defined by SFAS No. 107, for which it is practicable to estimate that value.

The estimated fair values of financial instruments, as shown below, are not intended to reflect the estimated liquidation or market value of the Corporation taken as a whole. The disclosed fair value estimates are limited to Old Kent's significant financial instruments. These include financial instruments recognized as assets and liabilities on and off the consolidated balance sheet. The estimated fair values shown below do not include any value for assets and liabilities which are not financial instruments as defined by SFAS No. 107, such as the value of real property, the value of "core deposit intangibles", the value of mortgage servicing rights, nor the value of anticipated future business.

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

Other borrowed funds

For all instruments except bank notes, the carrying amount was deemed to be a reasonable estimate of fair value. The estimated fair value of bank notes was calculated by discounting the expected future cash flows using rates applicable to similar instruments of comparable maturity.

Subordinated Debt

The fair value of subordinated debt at December 31, 1995 was based on quoted market prices.

Off-balance-sheet financial instruments

The carrying value of Old Kent's interest rate contracts represents accrued interest as reflected in the consolidated balance sheets. The estimated fair value of interest rate contracts was based upon dealer or third-party quotations for the amount which might be realized from a transfer, sale or termination of such agreements. The fair value of Old Kent's commitments to extend credit, its outstanding letters of credit, foreign exchange contracts and put options are insignificant.

The following summarizes the carrying value and estimated fair value of financial instruments.

                                                    1995                        1994
                                          ------------------------    ------------------------
                                           Carrying     Estimated      Carrying     Estimated
December 31 (in thousands)                  Value       Fair Value      Value       Fair Value
----------------------------------------------------------------------------------------------
Financial Assets:
 Cash and cash equivalents                $  577,056    $  577,056    $  515,008    $  515,008
 Interest-earning deposits                   175,413       175,479         5,255         5,258
 Trading account securities                   11,699        11,699        10,651        10,651
 Securities available-for-sale             2,245,699     2,245,699     1,457,330     1,457,330
 Securities held-to-maturity                 870,942       876,291     2,083,492     2,002,803
 Mortgages held-for-sale                     270,126       270,126       189,989       189,989
 Net loans                                 7,256,304     7,539,353     6,687,596     6,779,585
 Interest receivable                          92,384        92,384        87,773        87,773
Financial Liabilities:
 Non-interest-bearing deposits            $1,506,149    $1,506,149    $1,449,460    $1,449,460
 Interest-bearing deposits - no
   maturities                              3,074,771     3,074,771     3,248,797     3,248,797
 Interest-bearing deposits - fixed
   maturities                              4,776,446     4,825,195     4,731,080     4,717,612
 Other borrowed funds                      1,307,617     1,314,058     1,010,769     1,009,419
 Interest payable                             66,770        66,770        53,890        53,890
 Subordinated debt                           100,000       101,920             -             -
Interest Rate Contracts Relating To:
 Assets                                          300         8,645           379       (10,792)
 Liabilities                                    (175)          794           171         1,396

NOTE 20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, Old Kent Financial Corporation, is summarized as follows:

CONDENSED BALANCE SHEETS

December 31 (in thousands)                                           1995           1994
------------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents                                        $    8,603      $ 13,578
 Interest-earning deposits and other securities                      191,741        52,576
 Leasehold improvements, premises and equipment                        6,513         7,002
 Investment in and advances to subsidiaries                          929,958       818,989
 Other assets                                                         42,429        46,854
                                                                  ----------      --------
Total Assets                                                      $1,179,244      $938,999
                                                                  ==========      ========
Liabilities and Shareholders' Equity:
 Subordinated debt and other borrowings                           $  100,184      $    241
 Accrued expenses and other liabilities                               63,124        42,761
                                                                  ----------      --------
 Total liabilities                                                   163,308        43,002
 Shareholders' equity                                              1,015,936       895,997
                                                                  ----------      --------
Total Liabilities and Shareholders' Equity                        $1,179,244      $938,999
                                                                  ==========      ========

CONDENSED STATEMENTS OF INCOME

Year ended December 31 (in thousands)                                          1995             1994           1993
------------------------------------------------------------------------------------------------------------------
Income:
 Dividends from subsidiaries                                                 $106,300         $ 98,119       $125,077
 Service fees from subsidiaries                                                54,982           50,707         45,286
 Interest and other                                                             9,833            5,693          4,218
                                                                             --------         --------       --------
Total income                                                                  171,115          154,519        174,581
                                                                             --------         --------       --------
Expenses:
 Interest                                                                       2,570              279            617
 Salaries and benefits                                                         37,350           33,340         31,112
 Occupancy                                                                      4,467            4,093          3,738
 Equipment                                                                      9,244            9,263          8,008
 Other                                                                         42,458           24,653         23,377
                                                                             --------         --------       --------
Total expenses                                                                 96,089           71,628         66,852
                                                                             --------         --------       --------
Income before income taxes and equity in undistributed net income of
 subsidiaries                                                                  75,026           82,891        107,729
Income tax benefit                                                              9,141            4,673          3,702
                                                                             --------         --------       --------
Income before equity in undistributed net income of subsidiaries               84,167           87,564        111,431
Equity in undistributed net income of subsidiaries                             57,647           49,520         19,893
                                                                             --------         --------       --------
Net Income                                                                   $141,814         $137,084       $131,324
                                                                             ========         ========       ========

CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31 (in thousands)                                         1995            1994            1993
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                 $ 141,814       $ 137,084       $131,324
 Adjustments to reconcile net income
  to net cash provided by operating activities:
 Equity in undistributed net income of subsidiaries                           (57,647)        (49,520)       (19,893)
 Depreciation, amortization and accretion                                      11,301           8,891         10,514
 Net gains on sales of assets                                                  (1,420)           (342)           (26)
 Net change in other assets                                                    (1,505)            604         (1,621)
 Net change in other liabilities                                               15,083          12,044          4,425
                                                                            ---------       ---------       --------
Net cash provided by operating activities                                     107,626         108,761        124,723
                                                                            ---------       ---------       --------
Cash flows from investing activities:
 Net change in interest-earning assets                                       (138,473)         56,276        (54,631)
 Net change in investment in and
  advances to subsidiaries                                                     (4,208)        (41,711)       (31,594)
 Purchases of leasehold improvements,
  premises & equipment, net                                                    (1,834)         (1,656)        (2,887)
                                                                            ---------       ---------       --------
Net cash (used for) provided by investing activities                         (144,515)         12,909        (89,112)
                                                                            ---------       ---------       --------
Cash flows from financing activities:
 Payments on other borrowings                                                     (57)            (52)          (324)
 Issuance of subordinated debt                                                100,000               -              -
 Proceeds from common stock issuances                                           8,110           5,473          4,177
 Repurchases of common stock                                                  (20,805)        (70,720)        (4,134)
 Dividends paid to shareholders                                               (55,334)        (49,869)       (44,984)
                                                                            ---------       ---------       --------
Net cash provided by (used for) financing activities                           31,914        (115,168)       (45,265)
                                                                            ---------       ---------       --------
Net (decrease) increase in cash and cash equivalents                           (4,975)          6,502         (9,654)
Cash and cash equivalents at beginning of year                                 13,578           7,076         16,730
                                                                            ---------       ---------       --------
Cash and cash equivalents at end of year                                    $   8,603       $  13,578       $  7,076
                                                                            =========       =========       ========

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank may make to its parent company. As of January 1996, the subsidiary banks may distribute to the parent company, in addition to their 1996 net income, approximately $112 million in dividends without written approval from bank regulatory agencies. The remaining net assets of subsidiary banks, approximating $791 million at December 31, 1995, are unavailable for transfer to the parent company.

                    Board of Directors and Senior Management

                               BOARD OF DIRECTORS

John M. Bissell
Chairman and Chief Executive Officer, BISSELL Inc., a manufacturer of homecare, healthcare and graphics products

John D. Boyles
Attorney, Verspoor, Waalkes, Lalley &
Slotsema, P.C.

John C. Canepa
Consulting Principal, Crowe
Chizek & Co. Certified Public
Accountants and Consultants; formerly
Chairman of the Board and Chief
Executive Officer of the Corporation

Dick DeVos
President, Amway Corporation, a direct
selling company that manufactures and
markets home, personal care, and health
and fitness products

James P. Hackett
President and Chief Executive Officer,
Steelcase Inc., a manufacturer of office systems

Erina Hanka
President, Suspa Inc., a manufacturer of gas cylinders for industry

Earl D. Holton
President, Meijer Inc., a food and general merchandise retailer

Michael J. Jandernoa
Chairman of the Board and Chief
Executive Officer, Perrigo Company, a
manufacturer and marketer of store
brand health and personal care products

John P. Keller
President, Keller Group, Inc., a
diversified manufacturer

William U. Parfet
Co-Chairman, MPI Research, a research
laboratory conducting risk assessment
toxicology studies

Perry A. Pierre, Ph.D.
Professor of Electrical Engineering,
Michigan State University

Robert L. Sadler
Vice Chairman of the Corporation and
President and Chief Executive Officer of
Old Kent Bank

Peter F. Secchia
Chairman of the Board, Universal Forest
Products, Inc., a manufacturer and
distributor of building supplies

B.P. Sherwood, III
Vice Chairman and Treasurer of the
Corporation

David J. Wagner
President and Chief Executive Officer of the Corporation and Chairman of Old
Kent Bank

                          CORPORATE EXECUTIVE OFFICERS

David J. Wagner
Chairman of the Board, President and
Chief Executive Officer

Robert L. Sadler
Vice Chairman

B.P. Sherwood, III
Vice Chairman and Treasurer

Martin J. Allen, Jr.
Senior Vice President and Secretary,
Corporate Planning and Development

Ralph W. Garlick
Executive Vice President,
Senior Credit Officer

Richard L. Haug
Senior Vice President,
General Auditor

Charles W. Jennings, Jr.
Senior Vice President,
Human Resources

Kevin T. Kabat
Executive Vice President,
Retail Administration and Corporate
Technology

David L. Kerstein
Executive Vice President,
Retail Banking

Robert H. Warrington
Executive Vice President,
Fee-based Businesses

Thomas D. Wisnom
Executive Vice President,
Community Bank Administration

Richard W. Wroten
Executive Vice President and
Chief Financial Officer

                              MANAGEMENT COMMITTEE

David J. Wagner
Chairman of the Board, President and
Chief Executive Officer,
Old Kent Financial Corporation;
Chairman of the Board, Old Kent Bank

Robert L. Sadler
Vice Chairman, Old Kent Financial
Corporation; President and Chief
Executive Officer, Old Kent Bank

B.P. Sherwood, III
Vice Chairman and Treasurer,
Old Kent Financial Corporation

Martin J. Allen, Jr.
Senior Vice President and Secretary, Corporate Planning and Development, Old Kent Financial Corporation

David A. Dams
Executive Vice President, Corporate Banking, Old Kent Bank

E. Philip Farley
Executive Vice President, Investment
and Trust Management Services,
Old Kent Bank

Ralph W. Garlick
Executive Vice President, Senior
Credit Officer, Old Kent Financial
Corporation; President,
Old Kent Bank -- East

Charles W. Jennings, Jr.
Senior Vice President, Human
Resources, Old Kent Financial
Corporation

Kevin T. Kabat
Executive Vice President, Retail
Administration and Corporate
Technology, Old Kent Financial
Corporation

David L. Kerstein
Executive Vice President, Retail Banking

Robert H. Warrington
Executive Vice President, Fee-based
Businesses, Old Kent Financial
Corporation; President, Old Kent
Mortgage Services, Inc.

Michael J. Whalen
President and Chief Executive Officer, Old Kent Bank (Illinois)

Thomas D. Wisnom
Executive Vice President,
Community Bank Administration,
Old Kent Financial Corporation

Richard W. Wroten
Executive Vice President and
Chief Financial Officer,
Old Kent Financial Corporation

                        (LOGO)Printed on Recycled Paper