Form 10-K, Exhibit 13
period 1996-12-31
OLD KENT FINANCIAL CORP /MI/
filed 1997-03-07
CIK 746969

                                                                EXHIBIT 13


                                                              OLD KENT FINANCIAL
                                                                     CORPORATION

                                      1996
                                 ANNUAL REPORT

                                                                   OLD KENT LOGO

OLD KENT FINANCIAL CORPORATION

1996 Annual Report

Contents                                                        Page
--------------------------------------------------------------------
Old Kent Financial Corporation                                   S-2

A Message to our Shareholders                                    S-2

Five-Year Summary of Selected Financial Data                     S-3

Financial Review                                                 S-4

Management's Responsibility for Financial Reporting             S-32

Report of Independent Public Accountants                        S-33

Consolidated Financial Statements                               S-34

Notes to Consolidated Financial Statements                      S-38

Board of Directors and Senior Management

OLD KENT FINANCIAL CORPORATION

Old Kent Financial Corporation is a bank holding company. Its principal banking subsidiaries, Old Kent Bank (Grand Rapids, Michigan) and Old Kent Bank (Elmhurst, Illinois), serve more than 100 communities in Michigan and Illinois with over 200 banking offices. These banks engage in commercial and retail banking and provide trust and other financial services. Approximately 83% of the Corporation's deposits and 83% of the Corporation's loans are associated with banking offices serving the lower peninsula of Michigan. The balance of banking assets are associated with offices serving northeastern Illinois. Old Kent mortgage companies operate 79 offices located in 17 states.

A MESSAGE TO OUR SHAREHOLDERS

This 1996 Annual Report contains our audited financial statements, detailed financial review and contains all of the information that regulations of the Securities and Exchange Commission (the "SEC") require to be presented in annual reports to shareholders. For legal purposes, this is Old Kent Financial Corporation's 1996 annual report to shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the SEC except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

We invite our shareholders to also consider our 1996 Report to Shareholders, which accompanies this proxy statement. That report presents information concerning the business and financial results of our company in a format and level of detail that we believe most of our shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in the following 1996 Annual Report are invited to request our Annual Report on Form 10-K.

OUR ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO OLD KENT FINANCIAL CORPORATION, ATTN. CORPORATE SECRETARY, 111 LYON STREET N.W., GRAND RAPIDS, MICHIGAN 49503.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

DECEMBER 31
(dollars in thousands, except per share data)

                                      1996           1995           1994           1993           1992
---------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net interest income                $   494,288    $   476,693    $   455,635    $   427,587    $  403,821
Provision for credit losses             35,236         21,666         22,465         34,822        58,987
Net income                             158,701        141,814        137,084        131,324       114,445
Cash dividends                          59,122         55,334         49,869         44,984        37,665
AVERAGE FOR THE YEAR
Assets                             $12,251,860    $11,674,214    $10,761,022    $ 9,718,875    $9,200,850
Deposits                             9,762,694      9,317,428      8,805,055      8,064,628     7,681,885
Loans                                7,795,771      7,230,657      6,060,822      5,216,229     5,262,114
Total interest-earning assets       11,352,830     10,875,345     10,029,250      9,046,820     8,595,646
Subordinated debt                      100,000         12,603              -          5,028        26,270
Stock, capital surplus and
 retained earnings                   1,013,370        972,665        887,541        802,016       712,624
Total shareholders' equity           1,000,841        960,858        884,415        802,016       712,624
AT YEAR-END
Assets                             $12,646,828    $12,003,084    $11,477,723    $10,340,037    $9,152,196
Deposits                            10,080,147      9,357,366      9,429,337      8,411,203     7,664,476
Loans                                8,097,056      7,430,552      6,854,849      5,344,712     5,224,845
Subordinated debt                      100,000        100,000              -              -        24,565
Stock, capital surplus and
 retained earnings                   1,003,616      1,012,569        935,588        850,040       755,686
Total shareholders' equity             993,757      1,015,936        895,997        850,040       755,686
PER COMMON SHARE (IN DOLLARS)
Net Income                         $      3.39    $      2.96    $      2.88    $      2.76    $     2.39
Cash dividends                            1.27           1.16           1.07           0.97          0.82
Book value at year-end                   22.11          21.32          18.82          17.86         16.13
Dividend payout ratio                     37.5%          39.2%          37.2%          35.1%         33.5%
PERFORMANCE RATIOS
Return on average total equity           15.86%         14.76%         15.50%         16.37%        16.06%
Return on average total assets            1.30           1.21           1.27           1.35          1.24
Average equity to average
 assets                                   8.17           8.23           8.22           8.25          7.75
Yield on average
 interest-earning assets                  8.40           8.44           7.66           7.75          8.48
Cost of average
 interest-bearing liabilities             4.71           4.71           3.57           3.44          4.25
Average net interest spread               3.69           3.73           4.09           4.31          4.23
Average net interest margin               4.41           4.46           4.63           4.82          4.81
CAPITAL RATIOS AT YEAR-END
Equity to assets                          7.86%          8.46%          7.81%          8.22%         8.26
Leverage ratio                            7.31           7.88           7.30           7.78          7.76
Risk-based capital ratio - Tier
 1                                        9.45          10.59          10.84          12.61         12.57
Risk-based capital ratio -
 Total                                   11.75          13.01          12.11          13.87         14.03
CREDIT QUALITY RATIOS
Allowance for credit losses to
 total loans                              2.05%          2.35%          2.44%          2.72%         2.40%
Impaired loans to total loans             0.53           0.58           0.88           1.12          1.54
Nonperforming assets to total
 assets                                   0.39           0.45           0.63           0.70          1.01
Allowance to impaired loans                388            403            277            243           156
Net charge-offs to average
 loans                                    0.54           0.19           0.16           0.33          0.47

FINANCIAL REVIEW

This financial review presents management's discussion and analysis of financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements beginning on page S-34 and the five year summary of selected financial data on page S-3.

Forward-Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of our Annual Report, contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation itself. Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "is likely", "plans", "product", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Furthermore, Old Kent undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Future Factors include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior as well as their ability to repay loans; and the vicissitudes of the national economy. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

Overview

Net income was $158.7 million for 1996, the twenty-fourth year of increased earnings in Old Kent's history as a bank holding company. This represented an 11.9% increase over net income of $141.8 million for 1995. Net income per share was $3.39 for 1996, up by 14.5% over the $2.96 of net income per share for 1995. Net income per common share has increased at an annual compound rate of 11.5% over the past five years.

Effective with the fourth quarter of 1996, the quarterly cash distribution rate on common stock was increased to $.34 per share. The new annualized rate of $1.36 per share is 11.5% greater than the rate paid in the fourth quarter of 1995 and includes the effect of a five percent stock dividend paid on July 25, 1996. Old Kent has paid increased cash dividends in each year since its formation as a holding company in 1972. The compound annual growth rate for the Corporation's per share dividend payment for the last five years is 12.2% and the dividend payout ratio has averaged 36.5% over that same time period.

Old Kent's corporate culture is geared toward maximizing shareholder value. The information appearing on page 16 of the accompanying proxy statement compares the performance of Old Kent Common Stock with the S&P 500 and the KBW 50 indices. The total return, as shown, is measured using both stock price appreciation and the effect of quarterly reinvestment of dividend payments. The S&P 500 index includes the performance of five hundred individual stocks selected by Standard & Poor's

Corporation to be a representative indicator of a broad base of industries whose stocks are traded and available to the investing public. The KBW 50 index is based upon the stock performance of 50 large banks selected by Keefe, Bruyette, and Woods, Inc., specialists in the banking and thrift industries. The total return of the KBW 50 index is calculated in the same manner as the S&P 500 index. As indicated on the graph, Old Kent's stock performance on a total return basis compares favorably with the total return of the broad based S&P 500 index as well as the banking industry specific KBW 50 index. The graph indicates that an initial $100.00 investment in Old Kent Common Stock on December 31, 1991, would be worth $269 on December 31, 1996 providing that all quarterly dividends paid within the intervening five year period were reinvested in Old Kent Common Stock at the market prices in effect when dividends were paid. This increase in value is equivalent to a compound annual return of 21.9% over those five years for such an investment in Old Kent Common Stock compared to 15.2% for the S&P 500 index and 23.7% for the KBW 50 index.

The Corporation's return on average total equity in 1996 was 15.86%, compared to an equity return of 14.76% for 1995. Old Kent's return on equity has averaged 15.71% over the past five years. Old Kent's return on average assets was 1.30% for 1996 compared to 1.21% for 1995, and has averaged 1.27% over the last five years.

Steady annual earnings increases have been attributable to balance sheet growth and to increases in non-interest income. Total average interest-earning assets increased by $477 million, or 4.4% in 1996 and by $846 million, or 8.4%, in 1995. Over the last five years, total average interest-earning assets have increased at a compound annual growth rate of 6.8%. Interest-earning assets primarily consist of securities (defined herein to include those classified as available-for-sale and those classified as held-to-maturity) and loans. Average securities decreased slightly, by $7.5 million or .24%, in 1996. This decrease was primarily the result of Old Kent's liquidity requirements to accommodate loan growth. In 1996, total loans averaged $7,796 million, an increase of $565 million, or 7.8% more than the average for 1995. This growth in total loans was largely the result of good loan demand and increased loan generation efforts. In 1995, total loans averaged $7,231 million and represented an increase of $1,170 million, or 19.3%, over the average for 1994.

Business of the Corporation

Old Kent is a bank holding company. The services offered by Old Kent's subsidiaries cover a wide range of banking , fiduciary and other financial services. These include commercial, mortgage, and retail loans, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, automated teller machines and electronically accessed banking services, credit and debit cards, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, access to insurance products, personal investment and brokerage services and corporate and personal trust services.

The principal sources of revenues for Old Kent are interest and fees on loans, which accounted for 62% of total revenues in 1996, 62% in 1995, and 56% in 1994. Interest on securities is also a significant source of revenue, accounting for 17% in 1996, 19% in 1995 and 26% in 1994. Approximately 83% of total deposits and approximately 83% of total loans at December 31, 1996 were associated with banking offices serving the lower peninsula of the State of Michigan.

Old Kent has had no foreign loans at any time during the last five years. The foreign activities of the Corporation primarily involve time deposits with banks and placements for domestic customers of the banks. These activities did not significantly impact the Corporation's financial condition or results of operations.

Mergers and Acquisitions

Much of Old Kent's growth has been through acquisitions. The primary method of expansion into new markets has been through acquisitions of other financial institutions, or branches. Further expansion into new markets will likely continue in a similar fashion. The following is a summary of Old Kent's significant merger and acquisition activity during the last three years.

Effective January 1, 1997, subsequent to the balance sheet date, Old Kent acquired Seaway Financial Corporation ("Seaway"), a bank holding company headquartered in St. Clair, Michigan. Seaway is the parent of The Commercial and Savings Bank of St. Clair County (St. Clair, Michigan) and The Algonac Savings Bank (Algonac, Michigan). At December 31, 1996, Seaway had total assets and total deposits of approximately $345 million and $302 million, respectively. In 1997, the Corporation issued approximately 1.9 million shares of Old Kent Common Stock in exchange for all of the outstanding common stock of Seaway.

On December 4, 1996, Guyot, Hicks, Anderson & Associates, Inc. ("GHA"), a subsidiary of Old Kent, purchased, for $1.8 million, the assets of Insurance Resource Group, L.L.C., Poggi & Associates, L.L.C. and Insurance Consultants, L.L.C., each of which provide commercial insurance products and services through an office in Grand Rapids, Michigan. The agency will operate as a division of GHA under the name of Old Kent Insurance Group.

On August 1, 1996, Old Kent acquired National Pacific Mortgage Corporation ("NPMC"), a mortgage company headquartered in Anaheim, California, with 17 branch offices in California and Oregon. When acquired, NPMC had assets of approximately $150 million and a mortgage servicing portfolio of approximately $1.8 billion.

Effective January 22, 1996, Old Kent acquired Republic Mortgage Corp. ("RMC"), headquartered in Salt Lake City, Utah. At December 31, 1995, RMC had total assets of approximately $39 million and serviced residential mortgages totaling approximately $127 million. RMC has regional offices in Boise, Idaho and Las Vegas, Nevada.

On December 1, 1995, the Corporation acquired GHA, a Traverse City, Michigan based insurance agency which had total assets of approximately $5 million on that date. GHA offers a variety of corporate and personal insurance products.

On February 1, 1995, Old Kent acquired First National Bank Corp. ("FNB"), a bank holding company headquartered in Mount Clemens, Michigan. The merger was effected through the exchange of approximately 2.6 million shares of Old Kent Common Stock for all outstanding shares of FNB common stock. The merger was accounted for as a "pooling-of-interests." When acquired, FNB had total assets of approximately $531 million and deposits of $472 million. FNB's sixteen banking offices, which are now branches of Old Kent Bank (Michigan), are located in the attractive suburban market northeast of Detroit, and have enhanced Old Kent's existing presence in eastern Michigan.

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

Summary of Operating Results

The following is a summary of the major components of the Corporation's operating results for the last five years:

     Year ended December 31
         (in thousands)             1996        1995        1994        1993        1992
-------------------------------------------------------------------------------------------
Net interest income               $ 494,288   $ 476,693   $ 455,635   $ 427,587   $ 403,821
Add: taxable-equivalent
  adjustment                          6,243       7,814       8,704       8,786       9,473
                                  ---------   ---------   ---------   ---------   ---------
Taxable-equivalent net interest
  income                            500,531     484,507     464,339     436,373     413,294
Provision for credit losses         (35,236)    (21,666)    (22,465)    (34,822)    (58,987)
Non-interest income                 212,164     161,718     136,010     134,531     123,163
Non-interest expense               (432,494)   (402,132)   (363,478)   (328,998)   (300,615)
Income taxes, including taxable-
  equivalent adjustment             (86,264)    (80,613)    (77,322)    (75,760)    (62,410)
                                  ---------   ---------   ---------   ---------   ---------
Net income                        $ 158,701   $ 141,814   $ 137,084   $ 131,324   $ 114,445
                                  =========   =========   =========   =========   =========

Net Interest Income

In the summaries above, the taxable-equivalent adjustment increases tax-exempt income to an amount equivalent to interest income subject to income taxes at statutory rates. The federal income tax rate was 35% for 1996, 1995, 1994 and 1993, and 34% for the preceding year. During 1996, total average interest-earning assets increased by $477 million, or 4.4%. In that same period, interest-bearing liabilities increased to a lesser extent, $424 million or 4.6%.

The following table sets forth the changes in interest income and interest expense as they relate to changes in volume and changes in rate:

                                  1996 Compared to 1995             1995 Compared to 1994
                                  Increase (Decrease)*              Increase (Decrease)*
                             -------------------------------   -------------------------------
                             Change in                         Change in
(Fully taxable-equivalent,    Income/     Due to     Due to     Income/     Due to     Due to
in thousands)                 Expense     Volume      Rate      Expense     Volume      Rate
----------------------------------------------------------------------------------------------
Interest-Earning Assets:
 Loans (including
  mortgages-held-for-sale)   $ 58,570    $ 62,343   $ (3,773)  $165,686    $105,921   $ 59,765
 Taxable securities            (5,345)      2,794     (8,139)   (26,226)    (32,099)     5,873
 Tax-exempt securities         (4,836)     (4,141)      (695)    (1,755)     (2,528)       773
 Interest-earning deposits     (2,339)     (2,219)      (120)     1,843       1,623        220
 Federal funds sold and
  resale agreements            (9,537)     (8,254)    (1,283)    10,158       7,893      2,265
 Trading account securities      (596)       (606)        10         37        (269)       306
                             --------    --------   --------   --------    --------   --------
Change in Interest Income      35,917      49,917    (14,000)   149,743      80,541     69,202
                             --------    --------   --------   --------    --------   --------
Interest-Bearing
  Liabilities:
 Savings deposits              (3,622)     (3,005)      (617)     3,214      (8,100)    11,314
 Time deposits:
  Negotiable                  (21,371)    (18,962)    (2,409)    22,064      (1,796)    23,860
  Foreign                     (11,452)    (10,347)    (1,105)     3,730        (868)     4,598
  Other                        56,542      54,588      1,954     68,531      41,355     27,176
 Federal funds purchased
  and repurchase agreements     2,207       4,310     (2,103)     6,562         592      5,970
 Other borrowed funds          (8,287)     (7,538)      (749)    24,641      12,803     11,838
 Subordinated and other
  long-term debt                5,876       5,904        (28)       833         878        (45)
                             --------    --------   --------   --------    --------   --------
Change in Interest Expense     19,893      24,950     (5,057)   129,575      44,864     84,711
                             --------    --------   --------   --------    --------   --------
Change in Net Interest
  Income                     $ 16,024    $ 24,967   $ (8,943)  $ 20,168    $ 35,677   $(15,509)
                             ========    ========   ========   ========    ========   ========

------------------------------

* The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute amounts of the change in each.

Net interest margin is calculated by dividing taxable-equivalent net interest income by average interest-earning assets. Interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest margin was 4.41% in 1996 compared to 4.46% for 1995. The interest spread was 3.69% for 1996 and 3.73% for 1995. The average yield on interest-earning assets also decreased to 8.40% in 1996 from 8.44% in 1995. The primary factor underlying the slight decreases in net interest margin, interest spread, and yield on total interest-earning assets was a decline in yield on taxable securities to 6.43% in 1996 from 6.71% in 1995. The average cost of interest-bearing liabilities was 4.71% in both 1996 and 1995. Therefore, the modest decline in net interest margin related entirely to the change in asset yields.

In comparing 1995 to 1994, the net interest margin decreased to 4.46% from 4.63% and the interest spread decreased to 3.73% from 4.09%. Both the yield on interest-earning assets and cost of interest-bearing liabilities increased in 1995 relative to 1994, the asset yield up to 8.44% from 7.66% and the liability cost to 4.71% from 3.57%. Because liability costs increased more than asset yields, the net interest margin decreased by .17% in comparing 1995 to 1994. Hence, the increase in taxable-equivalent net interest income of $20.2 million for 1995 is entirely attributable to the increase in the average balance (volume) of total interest-earning assets of $846 million.

                                                                                    Three month
                                            Prime interest rate               U.S. Treasury Bill rate
                                        ----------------------------        ---------------------------
Percentage                              1996        1995        1994        1996        1995       1994
-------------------------------------------------------------------------------------------------------
Simple average during year              8.27%       8.83%       7.14%       5.14%       5.63%      4.35%
At December 31                          8.25%       8.50%       8.50%       5.17%       5.07%      5.69%

As indicated above, interest rates over the past two years declined. This correlates to the $8.9 million decrease in net interest income due to rate as shown in a preceding table. The 1996 increase in net interest income was attributable to changes in volume, particularly the increase in loans. The interest rate environment is significantly impacted by the health of the national economy and the monetary policies of the Federal Reserve, which notably influenced 1995 results as compared to those of 1994, as depicted by the rate increases shown above.

There are a number of factors which affect net interest income, including the mix of interest-earning assets, the mix of interest-bearing liabilities, and the interest rate sensitivity of the various categories. As of December 31, 1996, Old Kent's management believes that the Corporation is essentially neutral to changes in interest rates. This means that net interest income is not expected to be materially impacted by upward or downward movements in prevailing interest rates within anticipated ranges, as discussed later in this report.

Analysis of Net Interest Income

The following table allocates net interest income to interest-earning assets to show how much was attributable to interest-bearing liabilities, and how much was attributable to non-interest-bearing liabilities and equity capital. The interest spread on earning assets funded by interest-bearing liabilities is simply the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The interest spread on earning assets funded by non-interest-bearing liabilities and equity is the average yield on earning assets.

                                          1996                              1995                              1994
                             -------------------------------   -------------------------------   -------------------------------
                              Average                 Net       Average                 Net       Average                 Net
(Fully taxable-equivalent,    Earning    Interest   Interest    Earning    Interest   Interest    Earning    Interest   Interest
   dollars in millions)       Assets      Spread     Income     Assets      Spread     Income     Assets      Spread     Income
------------------------------------------------------------------------------------------------------------------
Source of Funding:
 Interest-bearing
  liabilities                $ 9,610.5    3.69%      $354.6    $ 9,186.9    3.73%      $342.7    $ 8,500.3    4.09%      $347.7
 Non-interest-bearing
  liabilities and equity       1,742.3    8.40%       145.9      1,688.4    8.44%       141.8      1,528.9    7.66%       116.6
                             ---------               ------    ---------               ------    ---------               ------
 Total                       $11,352.8               $500.5    $10,875.3               $484.5    $10,029.2               $464.3
                             =========               ======    =========               ======    =========               ======

The following table shows the relative importance of changes in interest spread, earning asset volumes and changes in funding sources:

                                   1996 Over (Under) 1995          1995 Over (Under) 1994          1994 Over (Under) 1993
                                -----------------------------   -----------------------------   -----------------------------
                                Average                Net      Average                Net      Average                Net
 (Fully taxable-equivalent,     Earning   Interest   Interest   Earning   Interest   Interest   Earning   Interest   Interest
    dollars in millions)        Assets     Spread     Income    Assets     Spread     Income    Assets     Spread     Income
------------------------------------------------------------------------------------------------------------------
Source of Funding:
 Interest-bearing liabilities   $423.6     (.04)%     $12.0     $686.6     (.36)%     $(5.0)    $800.3     (.22)%     $15.8
 Non-interest-bearing
  liabilities and equity          53.9     (.04)%       4.1      159.5      .78%       25.2      182.1     (.09)%      12.1
                                ------                -----     ------                -----     ------                -----
 Total                          $477.5                $16.0     $846.1                $20.2     $982.4                $27.9
                                ======                =====     ======                =====     ======                =====











AVERAGE CONSOLIDATED BALANCE SHEETS

                                                                           1996                              1995
                                                              -------------------------------   -------------------------------
(INCOME AND RATES ON FULLY TAXABLE-EQUIVALENT BASIS, DOLLARS   AVERAGE                AVERAGE    AVERAGE                AVERAGE
                       IN THOUSANDS)                           BALANCE     INTEREST    RATE      BALANCE     INTEREST    RATE
-------------------------------------------------------------------------------------------------------------------------------

AVERAGE ASSETS:
 LOANS(1)...................................................   7,795,771   718,071     9.21%     7,230,657   668,735     9.25%
 Taxable investment securities..............................   2,909,593   187,136     6.43      2,867,365   192,481     6.71
 Tax-exempt investment securities(2)........................     162,076    13,419     8.28        211,830    18,255     8.62
 Mortgages held-for-sale....................................     366,380    28,374     7.74        247,659    19,140     7.73
 Interest-earning deposits:
   Domestic.................................................       1,919       105     5.47          5,635       319     5.66
   Foreign..................................................       6,885       390     5.66         42,599     2,515     5.90
 Federal funds sold and resale agreements...................      99,926     5,454     5.46        248,957    14,991     6.02
 Trading account securities(2)..............................      10,280       601     5.85         20,643     1,197     5.80
                                                              ----------   -------              ----------   -------
   Total earning assets.....................................  11,352,830   953,550     8.40     10,875,345   917,633     6.44
                                                              ----------   -------              ----------   -------
 Unrealized loss on securities available-for-sale...........     (19,275)                          (18,157)
 Allowance for loan losses..................................    (173,055)                         (173,939)
 Cash and due from banks....................................     501,810                           448,945
 Other Assets...............................................     589,550                           542,020
                                                              ----------                        ----------
TOTAL ASSETS................................................  12,251,860                        11,674,214
                                                              ==========                        ==========
AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY:
 Savings Deposits...........................................   2,981,349    78,920     2.65%     3,094,220    82,542     2.67%
 Time Deposits:
   Negotiable...............................................   1,135,116    67,453     5.94      1,453,454    88,824     6.11
   Foreign..................................................      46,841     2,685     5.73        225,964    14,137     6.26
   Other time...............................................   4,191,682   233,524     5.57      3,214,003   176,982     5.51
                                                              ----------   -------              ----------   -------
     Total interest-bearing deposits........................   8,354,988   382,582     4.58      7,987,641   362,485     4.54
 Federal funds purchased and repurchase agreements..........     519,580    24,259     4.67        429,881    22,052     5.13
 Other borrowed funds.......................................     634,953    39,350     6.20        755,748    47,637     6.30
 Subordinated and other long-term debt......................     100,972     6,828     6.76         13,670       952     6.96
                                                              ----------   -------              ----------   -------
   Total interest-bearing funds.............................   9,610,493   453,019     4.71      9,186,940   433,126     4.71
                                                                           -------                           -------
 Demand deposits............................................   1,407,706                         1,329,787
 Other liabilities..........................................     232,820                           196,629
 Shareholders' equity:
   Common stock, capital surplus and retained earnings......   1,013,370                           972,665
   Unrealized losses on securities available-for-sale.......     (12,529)                          (11,807)
                                                              ----------                        ----------
Total Liabilities and Shareholders' Equity..................  12,251,860                        11,674,214
                                                              ==========                        ==========
Fully Taxable -- Equivalent Net Interest Income.............               500,531     3.69%                 484,507     3.73%
                                                                           -------                           -------
Net Interest Income as a Percentage of Average Earning
 Assets.....................................................                           4.41%                             4.46%
PERCENTAGE OF TOTAL ASSETS:
 Foreign Assets.............................................       0.06%                             0.36%
 Foreign Liabilities........................................       0.38%                             1.94%

                                                                           1994                              1993
                                                              -------------------------------   ------------------------------
(INCOME AND RATES ON FULLY TAXABLE-EQUIVALENT BASIS, DOLLARS   AVERAGE                AVERAGE    AVERAGE               AVERAGE
                       IN THOUSANDS)                           BALANCE     INTEREST    RATE      BALANCE    INTEREST    RATE
------------------------------------------------------------  ----------------------------------------------------------------
AVERAGE ASSETS:
 LOANS(1)...................................................   6,060,822   507,408     8.37%    5,216,229   430,115     8.25%
 Taxable investment securities..............................   3,346,879   218,707     6.53     3,122,184   225,561     7.22
 Tax-exempt investment securities(2)........................     241,431    20,010     8.29       221,467    19,035     8.59
 Mortgages held-for-sale....................................     224,481    14,781     6.58       277,841    17,844     6.42
 Interest-earning deposits:
   Domestic.................................................       1,991        97     4.87        10,590       575     5.43
   Foreign..................................................      18,077       894     4.95        61,027     3,387     5.55
 Federal funds sold and resale agreements...................     109,555     4,833     4.41        80,344     2,493     3.10
 Trading account securities(2)..............................      26,014     1,160     4.46        57,138     1,927     3.37
                                                              ----------   -------              ---------   -------
   Total earning assets.....................................  10,029,250   767,890     7.66     9,046,820   700,937     7.75
                                                              ----------   -------              ---------   -------
 Unrealized loss on securities available-for-sale...........      (4,835)                               0
 Allowance for loan losses..................................    (159,719)                        (136,149)
 Cash and due from banks....................................     415,999                          403,051
 Other Assets...............................................     480,327                          405,153
                                                              ----------                        ---------
TOTAL ASSETS................................................  10,761,022                        9,718,875
                                                              ==========                        =========
AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY:
 Savings Deposits...........................................   3,424,799    79,328     2.32%    3,233,037    83,090     2.57%
 Time Deposits:
   Negotiable...............................................   1,492,631    66,760     4.47     1,126,356    38,123     3.38
   Foreign..................................................     245,109    10,407     4.25       210,916     6,862     3.25
   Other time...............................................   2,403,143   108,451     4.51     2,396,837   114,393     4.77
                                                              ----------   -------              ---------   -------
     Total interest-bearing deposits........................   7,565,682   264,946     3.50     6,967,146   242,468     3.48
 Federal funds purchased and repurchase agreements..........     414,589    15,490     3.74       452,736    12,810     2.83
 Other borrowed funds.......................................     518,869    22,996     4.43       273,892     8,771     3.20
 Subordinated and other long-term debt......................       1,202       119     9.90         6,296       515     6.18
                                                              ----------   -------              ---------   -------
   Total interest-bearing funds.............................   8,500,342   303,551     6.57     7,700,070   264,564     3.44
                                                                           -------                          -------
 Demand deposits............................................   1,239,373                        1,097,482
 Other liabilities..........................................     136,892                          119,307
 Shareholders' equity:
   Common stock, capital surplus and retained earnings......     887,541                          802,016
   Unrealized losses on securities available-for-sale.......      (3,126)                               0
                                                              ----------                        ---------
Total Liabilities and Shareholders' Equity..................  10,761,022                        9,718,875
                                                              ==========                        =========
Fully Taxable -- Equivalent Net Interest Income.............               464,339     4.09%                436,373     4.31%
                                                                           -------                          -------
Net Interest Income as a Percentage of Average Earning
 Assets.....................................................                           4.63%                            4.82%
PERCENTAGE OF TOTAL ASSETS:
 Foreign Assets.............................................       0.17%                            0.63%
 Foreign Liabilities........................................       2.28%                            2.17%

                                                                           1992
                                                              ------------------------------
(INCOME AND RATES ON FULLY TAXABLE-EQUIVALENT BASIS, DOLLARS   AVERAGE               AVERAGE
                       IN THOUSANDS)                           BALANCE    INTEREST    RATE
------------------------------------------------------------  ------------------------------
AVERAGE ASSETS:
 LOANS(1)...................................................  5,262,114   464,541     8.83%
 Taxable investment securities..............................  2,905,667   233,436     8.03
 Tax-exempt investment securities(2)........................    233,463    21,672     9.28
 Mortgages held-for-sale....................................          0         0        0
 Interest-earning deposits:
   Domestic.................................................     11,918       813     6.82
   Foreign..................................................     51,825     3,387     6.54
 Federal funds sold and resale agreements...................     73,107     2,757     3.77
 Trading account securities(2)..............................     57,552     2,333     4.05
                                                              ---------   -------
   Total earning assets.....................................  8,595,646   728,939     8.48
                                                              ---------   -------
 Unrealized loss on securities available-for-sale...........          0
 Allowance for loan losses..................................   (106,148)
 Cash and due from banks....................................    376,570
 Other Assets...............................................    334,782
                                                              ---------
TOTAL ASSETS................................................  9,200,850
                                                              =========
AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY:
 Savings Deposits...........................................  2,949,471    97,685     3.31%
 Time Deposits:
   Negotiable...............................................    964,532    40,209     4.17
   Foreign..................................................    222,605     8,328     3.74
   Other time...............................................  2,573,553   144,530     5.62
                                                              ---------   -------
     Total interest-bearing deposits........................  6,710,161   290,752     4.33
 Federal funds purchased and repurchase agreements..........    566,078    18,496     3.27
 Other borrowed funds.......................................    116,825     4,183     3.58
 Subordinated and other long-term debt......................     40,077     2,212     5.52
                                                              ---------   -------
   Total interest-bearing funds.............................  7,433,141   315,645     4.25
                                                                          -------
 Demand deposits............................................    971,724
 Other liabilities..........................................     83,361
 Shareholders' equity:
   Common stock, capital surplus and retained earnings......    712,624
   Unrealized losses on securities available-for-sale.......          0
                                                              ---------
Total Liabilities and Shareholders' Equity..................  9,200,850
                                                              =========
Fully Taxable -- Equivalent Net Interest Income.............              413,294     4.23%
                                                                          -------
Net Interest Income as a Percentage of Average Earning
 Assets.....................................................                          4.81%
PERCENTAGE OF TOTAL ASSETS:
 Foreign Assets.............................................      0.56%
 Foreign Liabilities........................................      2.42%

------------------------------
(1) Loan fees are included in interest income and are used to calculate average rates earned. Non-accrual loans are included in the average loan balances.

(2) Yields are computed on a fully taxable-equivalent basis using a federal tax rate of 35% in 1996, 1995, 1994 and 1993, and 3.4% in 1992.

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

                                                                 Percent of
      Composition of total loans at December 31, 1996:             total
------------------------------------------------------------------------------
Commercial, financial, agricultural loan and leases                  30%
Real estate loans - commercial and construction                      26%
                                                                 -------
  Total commercial                                                   56%
Real estate loans - residential mortgages                            11%
Consumer home equity loans                                            9%
Consumer loans (primarily automobile loans)                          20%
Credit card loans                                                     4%
                                                                 -------
Total                                                               100%
                                                                 =======

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

Commercial loan mix at December 31, 1996:

                                                       Real Estate Related
                                                     ------------------------
                                                      Owner         Non-owner       Non-Real Estate
(dollars in millions)                  Total         Occupied       Occupied            Related
---------------------------------------------------------------------------------------------------
Contractors & Property Managers       $1,467.2        $368.9        $  825.7           $  272.6
Services                                 806.5         239.2           172.2              395.1
Manufacturing                            672.8          53.6            13.6              605.6
Retail                                   453.3          84.2            23.6              345.5
Wholesale                                292.0          28.6             7.9              255.5
Finance                                  226.3          69.0            77.6               79.7
Transportation                           119.3          21.7            10.2               87.4
Agriculture                               59.0          16.4             5.0               37.6
Other                                    257.1          73.6            56.7              126.8
Leasing                                  201.4           0.0             0.0              201.4
                                      --------        ------        --------           --------
Total                                 $4,554.9        $955.2        $1,192.5           $2,407.2
                                      ========        ======        ========           ========

At December 31, 1996, Old Kent's commercial loan and lease portfolio, excluding real estate related loans, approximated $2.4 billion, or about 30% of total loans. Loans to manufacturers represented the largest component at 25% of total non-real estate commercial loans. These loans are diversified among a large number of borrowers who produce a wide variety of durable and non-durable goods.

Commercial real estate and construction loans at December 31, 1996 aggregated approximately $2.1 billion, or 26% of total loans. These loans have been grouped as owner occupied (borrowers who occupy and utilize the loan related property in their respective businesses) and as non-owner occupied (borrowers whose principal purpose of ownership lies in the production of rental receipts from the related property). Loans to the various categories of owner-occupied properties were 44% of commercial real estate and construction loans and loans for non-owner occupied properties were 56% of that total. Non-owner occupied loans totaled $1.2 billion, or 15% of total loans and are distributed over a diverse base of borrowers. The largest segment within non-owner occupied loans was housing related loans at 16% of total commercial real estate and construction loans.

Old Kent has no foreign loans. In addition, Old Kent's policy is to be highly restrictive in granting credit to borrowers in businesses which are highly cyclical, such as agriculture and petroleum production, and the Corporation is extremely selective in participating in loan syndications.

The following table summarizes the components of the Corporation's total loans at December 31 for each of the last five years:

  December 31 (dollars in millions)       1996       1995       1994       1993       1992
--------------------------------------------------------------------------------------------
Commercial, financial and agricultural
  loans                                 $2,205.8   $2,008.6   $1,655.8   $1,390.8   $1,249.4
Real estate loans - commercial           1,719.7    1,627.1    1,326.0    1,297.9    1,279.7
Real estate loans - construction           428.0      267.4      397.4      166.1      200.1
Real estate loans - residential
  mortgages                                859.3      832.2    1,028.0      665.1      829.2
Consumer home equity loans                 728.6      623.7      562.0      608.8      668.3
Consumer loans - other                   1,636.7    1,551.8    1,672.2    1,098.5      890.4
Credit card loans                          317.6      323.6      102.2       62.4       61.0
Lease financing                            201.4      196.2      111.2       55.1       46.7
                                        --------   --------   --------   --------   --------
Total loans                             $8,097.1   $7,430.5   $6,854.8   $5,344.7   $5,224.8
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

The following table summarizes the credit loss provisions, net credit losses and the allowance for credit losses for the last five years:

Year ended December 31
(dollars in thousands)                 1996       1995       1994       1993       1992
-----------------------------------------------------------------------------------------
Provision for credit losses          $ 35,236   $ 21,666   $ 22,465   $ 34,822   $ 58,987
Net credit losses                      42,417     13,409      9,771     16,979     24,675
Allowance for credit losses at
  year-end                            165,928    174,248    167,253    145,323    125,375
Allowance as a percentage of:
 Year-end loans                          2.05%      2.35%      2.44%      2.72%      2.40%
Year-end loans, excluding loans
 secured by residential mortgages        2.29%      2.64%      2.87%      3.21%      3.03%
 Impaired loans                           388%       403%       277%       243%       156%
Ratio of net charge-offs to average
 loans outstanding during the year        .54%       .19%       .16%       .33%       .47%
Credit loss recoveries as a
 percentage of prior year
 charge-offs                               54%        60%        44%        25%        34%

The provision for credit losses for 1996 was $13.6 million more than that of 1995. This increase is primarily related to a general deterioration in consumer credit quality. This deterioration was evidenced by increased net loan charge-offs, as shown in a following table, in the consumer and credit card loan portfolios. Impaired loans at December 31, 1996 totaled $42.8 million, comparable to $43.2 million at year-end 1995. At December 31, 1996, the ratio of the allowance to impaired loans was 388%. Over the past five years, the Corporation's actual loss experience on residential real estate loans has been negligible. At December 31, 1996, the ratio of the allowance to total loans exclusive of residential mortgages was 2.29%.

The following table summarizes loan balances at the end of each period and the daily averages; changes in the allowance for credit losses arising from loans charged-off and recoveries on loans previously charged-off, by loan classification; and additions to the allowance which have been charged to expense:

    Year ended December 31
    (dollars in thousands)         1996         1995         1994         1993         1992
----------------------------------------------------------------------------------------------
Loans outstanding at end of
  year                          $8,097,056   $7,430,552   $6,854,849   $5,344,712   $5,224,845
                                ==========   ==========   ==========   ==========   ==========
Daily average of loans
 outstanding for year           $7,795,771   $7,230,657   $6,060,822   $5,216,229   $5,262,114
                                ==========   ==========   ==========   ==========   ==========
Balance of allowance for
 credit losses at beginning of
 year                           $  174,248   $  167,253   $  145,323   $  125,375   $   91,063
Net change in allowance due to
 loans (sold) and purchased         (1,139)      (1,262)       9,236        2,105            -
Provision for credit losses         35,236       21,666       22,465       34,822       58,987
Loans charged-off:
Commercial, financial and
 agricultural loans                  3,798        5,241        3,632        7,916       16,025
Real estate loans --
  commercial                         3,451        2,805        7,460        7,694        8,781
Real estate loans --
  construction                          67           29          605        1,198          500
Real estate loans --
 residential mortgages                  10          232          641          854        1,582
Consumer loans (including home
 equity loans)                      18,664       11,006        6,422        5,756        6,740
Credit card loans                   20,855        5,626        1,718        1,568        2,051
Lease financing                      9,621        1,148          743        1,007          879
                                ----------   ----------   ----------   ----------   ----------
Total charged-off                   56,466       26,087       21,221       25,993       36,558
                                ----------   ----------   ----------   ----------   ----------
Recoveries of loans previously
 charged-off:
Commercial, financial and
 agricultural loans                  3,199        2,721        3,167        3,275        5,657
Real estate loans --
  commercial                         4,703        5,779        3,915        2,060        2,329
Real estate loans --
  construction                       1,359          469          927           76          122
Real estate loans --
 residential mortgages                  35           47          229          520          301
Consumer loans (including home
 equity loans)                       3,015        2,875        2,362        2,326        2,442
Credit card loans                      929          600          556          550          639
Lease financing                        809          187          294          207          393
                                ----------   ----------   ----------   ----------   ----------
Total recovered                     14,049       12,678       11,450        9,014       11,883
                                ----------   ----------   ----------   ----------   ----------
Balance of allowance for
 credit losses at end of year   $  165,928   $  174,248   $  167,253   $  145,323   $  125,375
                                ==========   ==========   ==========   ==========   ==========

The following tables summarize net credit losses (total loans charged-off less total loans recovered) and their relationship to the daily average balances for each loan type listed for the last five years:

Net credit losses (recoveries) for the year ended
            December 31 (in thousands)               1996      1995      1994     1993      1992
--------------------------------------------------------------------------------------------------
Commercial, financial and agricultural loans        $   599   $ 2,520   $  465   $ 4,641   $10,368
Real estate loans -- commercial                      (1,252)   (2,974)   3,545     5,634     6,452
Real estate loans -- construction                    (1,292)     (440)    (322)    1,122       378
Real estate loans -- residential mortgages              (25)      185      412       334     1,281
Consumer loans (including home equity loans)         15,649     8,130    4,060     3,430     4,298
Credit card loans                                    19,926     5,026    1,162     1,018     1,412
Lease financing                                       8,812       961      449       800       486
                                                    -------   -------   ------   -------   -------
Total net credit losses                             $42,417   $13,408   $9,771   $16,979   $24,675
                                                    =======   =======   ======   =======   =======
Net credit losses as a percentage of daily average
  total loans                                          0.54%     0.19%    0.16%     0.33%     0.47%

The allowance for credit losses has been allocated according to the amount deemed reasonably necessary to provide for the probable losses inherent within each of the following categories at the dates indicated:

                                  1996                      1995                      1994                      1993
Allocation of allowance  -----------------------   -----------------------   -----------------------   -----------------------
 for credit losses at                Percent of                Percent of                Percent of                Percent of
      December 31                     loans to                  loans to                  loans to                  loans to
(dollars in thousands)   Allowance   total loans   Allowance   total loans   Allowance   total loans   Allowance   total loans
------------------------------------------------------------------------------------------------------------------
Commercial, financial
 and agricultural        $ 55,000        27.2%     $ 60,000        27.0%     $ 52,000        24.2%     $ 46,000        26.0%
Real estate --
 commercial                26,000        21.2        36,000        21.9        34,000        19.3        33,000        24.3
Real estate --
 construction               3,000         5.3         3,000         3.6         5,000         5.8         3,000         3.1
Real estate --
 residential                1,300        10.6         2,000        11.2         3,000        15.0         3,000        12.5
Consumer loans
 (including home equity
 loans)                    40,000        29.3        35,000        29.3        35,000        32.6        24,000        31.9
Credit card loans          16,000         3.9         8,300         4.4         5,000         1.5         3,000         1.2
Lease financing            11,300         2.5         3,100         2.6         1,660         1.6           900         1.0
Not allocated              13,328                    26,848                    31,593                    32,423
                         --------       -----      --------       -----      --------       -----      --------       -----
Total allowance for
 credit losses           $165,928       100.0%     $174,248       100.0%     $167,253       100.0%     $145,323       100.0%
                         ========       =====      ========       =====      ========       =====      ========       =====

                                1992
Allocation of allowan  -----------------------
 for credit losses at              Percent of
      December 31                   loans to
(dollars in thousands  Allowance   total loans
---------------------
Commercial, financial
 and agricultural      $ 45,000        23.9%
Real estate --
 commercial              19,000        24.5
Real estate --
 construction             3,000         3.8
Real estate --
 residential              3,000        15.9
Consumer loans
 (including home equi
 loans)                  15,000        29.8
Credit card loans         3,000         1.2
Lease financing             860         0.9
Not allocated            36,515
                       --------       -----
Total allowance for
 credit losses         $125,375       100.0%
                       ========       =====

Net credit losses as a percent of daily average
             balance for the year                   1996      1995      1994     1993     1992
-----------------------------------------------------------------------------------------------
Commercial, financial and agricultural loans         0.03%     0.14%     0.03%    0.35%    0.84%
Real estate loans -- commercial                     (0.08)    (0.19)     0.27     0.43     0.51
Real estate loans -- construction                   (0.37)    (0.19)    (0.18)    0.61     0.19
Real estate loans -- residential mortgages           0.00      0.02      0.03     0.02     0.08
Consumer loans (including home equity loans)         0.69      0.37      0.27     0.35     0.49
Credit card loans                                    5.85      2.32      1.51     1.81     2.25
Lease financing                                      4.34      0.57      0.53     1.58     1.12
                                                   ------    ------    ------    -----    -----
Total                                                0.54%     0.19%     0.16%    0.33%    0.47%
                                                   ======    ======    ======    =====    =====

As shown above, in 1996, net loans charged-off for both consumer loans and credit card loans increased to levels above the trend of the preceding years. This change from the prior trend reflects a general deterioration in consumer credit quality and included a sharp increase in losses due to consumer bankruptcies. In response, Old Kent amended its underwriting standards and certain solicitation practices during 1996. Old Kent's management cannot predict whether consumer credit quality will improve or further deteriorate in the near-term future.

During 1996, Old Kent's leasing subsidiary experienced a large increase in net credit losses as compared to its experience in preceding years. Old Kent's management believes this change in trend is associated with the substantial growth in lease financing receivables which occurred during the prior year, 1995. In 1996, Old Kent took remedial action and believes the causative conditions were isolated and are not expected to recur.

Nonperforming Assets

The following is a summary of nonperforming assets for the last five years:

December 31 (Dollars in thousands)            1996       1995       1994       1993       1992
------------------------------------------------------------------------------------------------
Impaired loans:
 Nonaccrual loans                            $39,950    $40,173    $54,576    $54,291    $78,272
 Restructured loans                            2,832      3,075      5,838      5,426      2,288
                                             -------    -------    -------    -------    -------
Total impaired loans                          42,782     43,248     60,414     59,717     80,560
Other real estate owned                        7,097     11,287     12,366     12,770     11,604
                                             -------    -------    -------    -------    -------
Total nonperforming assets                   $49,879    $54,535    $72,780    $72,487    $92,164
                                             =======    =======    =======    =======    =======
Impaired loans as a percentage of total
  loans                                          .53%       .58%       .88%      1.12%      1.54%

Loans past due 90 days or more, but for which interest income continues to be recognized, are not included in the Corporation's nonperforming assets. The following table summarizes such loans for the last five years.

December 31 (Dollars in thousands)            1996       1995       1994       1993       1992
------------------------------------------------------------------------------------------------
Loans past due ninety days or more           $36,817    $29,080    $11,677    $11,664    $12,130
Loans past due ninety days or more, as a
 percentage of total loans                       .45%       .39%       .17%       .22%       .23%

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. The management of Old Kent believes that the allowance for credit losses at December 31, 1996 is adequate to absorb probable credit losses inherent in the loan portfolio. The Corporation's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrowers' ability to repay loan principal. Since Old Kent immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these assets is generally limited to cash collections of interest.

Other Income

Total non-interest income increased $50.4 million, or 31.2% in 1996 compared to $25.7 million, or 18.9% in 1995. The increases in both years include the effect of acquisitions of mortgage banking businesses as previously detailed.

The following summarizes the mortgage banking activity and revenue for the past three years:

    Year ended December 31 (in thousands)            1996              1995             1994
-----------------------------------------------------------------------------------------------
Originations and acquisitions of mortgages
  held-for-sale                                   $ 3,409,276       $2,060,201       $1,835,901
                                                  ===========       ==========       ==========
Proceeds from sales & prepayments of mortgages
  held-for-sale                                     3,236,859        1,993,642        2,180,165
                                                  ===========       ==========       ==========
Mortgage banking revenue (net), consisted of:
 Mortgage banking gains                                33,746           18,397            7,392
 Mortgage origination fees (net of direct
  costs)                                               14,060            7,301            2,587
 Mortgage loan servicing revenues (net of
  direct costs)                                         9,768            6,665            9,165
                                                  -----------       ----------       ----------
Total mortgage banking revenue -- net             $    57,574       $   32,363       $   19,144
                                                  ===========       ==========       ==========

          December 31 (in thousands)                 1996              1995             1994
-----------------------------------------------------------------------------------------------
Mortgages serviced for third parties              $ 9,862,767       $6,859,160       $4,634,373
Mortgages held-for-sale                               589,245          270,126          189,989
Mortgage loans serviced by Old Kent for its
  own portfolio                                       859,318          832,214        1,028,005
                                                  -----------       ----------       ----------
Total                                             $11,311,330       $7,961,500       $5,852,367
                                                  ===========       ==========       ==========

Mortgage banking activities include the origination and acquisition of residential mortgage loans, a large portion of which are intended to be sold in the secondary market and to be serviced by Old Kent for the purpose of generating fee income. Sales of mortgages, and occasionally servicing rights, frequently result in the recognition of gains. In 1996, mortgage banking gains were $15.3 million more than in 1995. This increase is largely attributable to the acquisitions of the NPMC and RMC mortgage banking businesses as previously described, as well as a lower interest rate environment which favorably influenced origination volumes.

In 1995, mortgage banking gains were $11.0 million greater than in 1994. This increase is largely due to the adoption of a new accounting standard, Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights"("SFAS 122"). This statement requires that, when a mortgage is originated with an existing plan to sell the loan, the fair value of the servicing right created upon its origination be recognized as an asset.

As shown above, net mortgage origination revenues also increased in 1996 and 1995. These increases were largely due to the described acquisitions and geographic expansion of Old Kent Mortgage Company ("OKMC") which, as of December 31, 1996, conducted its business from 79 offices in seventeen states.

Mortgage banking gains and net origination revenue can be significantly influenced by interest rate cycles and market place demographics. As a result, these revenues may vary significantly from period to period. Mortgage servicing generally represents a more consistent, and longer lived revenue stream.

For the past three years, net mortgage servicing revenue was comprised of:

Year ended December 31 (in thousands)                         1996          1995         1994
----------------------------------------------------------------------------------------------
Mortgage servicing revenues                                   28,223       14,718       12,715
Amortization of mortgage servicing rights and other
  direct costs                                               (18,455)      (8,053)      (3,550)
                                                             -------       ------       ------
Mortgage loan servicing revenues (net of direct costs)         9,768        6,665        9,165
                                                             =======       ======       ======

Net revenue from the Corporation's mortgage servicing activities for 1996 was $3.1 million more than that of 1995. This increase is the result of growth in OKMC's third party mortgage servicing portfolio which totaled nearly $10 billion at December 31, 1996, an increase of $3 billion since the prior year-end.

Net mortgage servicing revenue in 1995 was $6.7 million, or $2.5 million less than that of 1994. This decrease was entirely the result of the Corporation's adoption of SFAS 122 in 1995. The adoption favorably influenced mortgage banking gains, while having a negative initial year of adoption impact on amortization expense associated with newly capitalized servicing rights.

The results of operations of OKMC represented approximately 4.5%, 3.0% and 0.8% of the Corporation's net income for the years 1996, 1995, and 1994, respectively.

Investment Management & Trust activities also generate a significant amount of revenue for Old Kent. Trust fees increased to $46.0 million in 1996, up $2.7 million, or 6.3%, over 1995. This compares to a $1.5 million increase, or 3.5%, in 1995. These increases were the result of ongoing business development efforts. In 1996, these efforts resulted in a 5.8% increase in assets under investment administration. Such assets totaled $5.6 billion at December 31, 1996 compared to $5.3 billion one year prior.

Service charges on deposit accounts increased by nearly $5.1 million in 1996, an increase of 12.6%. This compares to an increase of $4.6 million, or 12.9% in 1995. These increases were due both to an increase in the deposit base and to the Corporation's continuing focus on improving non-interest revenues.

Credit card transaction revenue (net) totaled $7.8 million in 1996, $9.7 million in 1995, and $6.5 million in 1994. The increase during 1995 was related to both an increase in credit card transactions and growth in the number of merchant depository accounts. The decrease to $7.8 million in 1996 was the result of a change in Old Kent's approach toward this particular business activity. During the fourth quarter of 1996, the Corporation transferred ownership of its merchant depository account relationships to a third party and simultaneously entered into an alliance with that party regarding future business activities. As a result of this transaction, Old Kent recognized an operating gain of approximately $4 million in 1996 and expects that the ongoing business alliance will result in a continued revenue stream, lesser than past amounts but unburdened by the operating costs that were necessary to support transaction processing. Management expects that the transfer of these account relationships will enhance the future profitability of the Corporation.

Transaction processing fees include items such as fees and commissions on money orders and travelers' checks, foreign exchange fees, debit card interchange income, check cashing and collection charges. These revenues totaled $16.1 million in both 1996 and 1995. The $3.8 million increase in comparing 1995 to 1994 was mainly due to increased money order commissions and debit card interchange income.

The increase in retail insurance commissions to $7.8 million in 1996 is entirely due to the acquisition of GHA in December, 1995.

The following table summarizes the major categories of other income for the last three years:

       Year ended December 31 (in thousands)              1996           1995           1994
----------------------------------------------------------------------------------------------
Mortgage banking revenues -- net                        $ 57,574       $ 32,363       $ 19,144
Trust income                                              46,027         43,281         41,813
Service charges on deposit accounts                       45,352         40,266         35,672
Transaction processing fees                               16,078         16,127         12,318
Credit card transaction revenue (net)                      7,847          9,709          6,505
Retail insurance commissions                               7,832            456              -
Credit life insurance premiums                             4,565          4,137          3,404
Non-recurring revenue and gains on "other real
  estate owned"                                            4,158          2,202          3,321
Gain on transfer of credit card merchant depository
  relationships                                            3,978              -              -
Servicing revenue -- consumer loans owned by third
  parties                                                  2,651          1,166              -
Trading account gains                                      2,253          2,222          1,602
Safe deposit box rental income                             2,031          1,774          1,998
Brokerage commissions                                      1,543          1,024            871
Gains on sales of other assets                             1,108            542          1,113
Securities transactions                                      128            421          1,013
Other                                                      9,039          6,028          7,236
                                                        --------       --------       --------
Total other income                                      $212,164       $161,718       $136,010
                                                        ========       ========       ========

Other Expenses

Salaries and employee benefits represent the largest category of non-interest expense. These personnel costs increased by $27.0 million, or 14.6% in 1996 primarily due to the growth and business acquisitions of OKMC. In 1995, salaries and benefits increased by $13.2 million, or 7.7%, largely due to staffing increases at OKMC early in the year as well as greater use of incentive pay. Old Kent measures its staff size in terms of full-time equivalent ("FTE") employees. Full-time equivalency expresses staff size by translating the efforts of part-time employees and overtime hours into the equivalent efforts of full-time employees. At December 31, 1996, Old Kent employed 5,649 persons on an "FTE" basis, as shown below.

The following summarizes FTE staff sizes as of the dates indicated, including September 30, 1995, the quarter-end date immediately preceding the Corporation's announcement of its reengineering plans in late 1995.

                                  FTE change
                                Dec. 31, 1996
Full-time Equivalent Staff    vs. Sept. 30, 1995    12/31/96    9/30/96     12/31/95    9/30/95
------------------------------------------------------------------------------------------------
Banking units                         (321)          4,278       4,348       4,450       4,599
Mortgage banking                       743           1,159       1,130         426         416
Insurance, leasing and
  brokerage units                      121             212         215         191          91
                                      ----           -----       -----       -----       -----
Total FTE                              543           5,649       5,693       5,067       5,106
                                      ====           =====       =====       =====       =====

The table above reflects a 321 person decrease in staff assigned to banking units. This decrease is primarily the result of Old Kent's implementation of its reengineering initiatives. Had this decrease not occurred, management estimates that salaries and benefits expense for 1996 would have been as much as $15 million more than the $212 million of such expense reported for the year. Management anticipates that the value of these reengineering benefits will increase in 1997 due to a full year of realization (versus part-year in 1996) and due to continued efforts aimed at improving efficiencies.

Occupancy expense increased by $1.8 million, or 6.1%, in 1996 due to the effect of business acquisitions. This compares to a slight increase of $0.2 million in 1995. The table below summarizes the change in occupancy expense for 1996. The $0.9 million decrease shown for occupancy expense of the banking units resulted from reengineering initiatives involving closure of certain banking facilities and offering alternate service delivery systems, such as automated teller machines.

 Occupancy expense for the year (Dollars in thousands)      Change        1996          1995
----------------------------------------------------------------------------------------------
Banking units                                              $  (908)      $25,920       $26,828
Mortgage banking                                             2,284         3,757         1,473
Insurance, leasing and brokerage units                         377           711           334
                                                           -------       -------       -------
Total occupancy expense                                    $ 1,739       $30,388       $28,635
                                                           =======       =======       =======

Equipment expense decreased slightly in 1996, by $0.1 million or 0.4%. This compares to an increase of $1.6 million, or 7.0% in 1995 which related to technology enhancements intended to upgrade the Corporation's overall processing capacity and enable greater levels of automation in Old Kent's customer contact and service functions.

Advertising and promotion expense increased substantially in 1996 to $24.9 million. In 1995, these costs totaled $9.9 million. The sole reason for this increase was a promotional program known as

"CardMiles", for which $17.1 million of expense was recognized in 1996. This program, a credit card product enhancement, began in early 1995 and offered cardholders one CardMile for each dollar charged to their card. After accumulating specified levels of CardMiles, the cardholder was eligible to redeem certificates issued under the program for airfare and/or airline tickets.

The Corporation accounts for its CardMile program obligations via a charge to earnings as a promotional expense and the maintenance of an "allowance for redemption reserve" which is included in other liabilities in the consolidated balance sheets. Old Kent's process for recording the allowance for redemption reserve is based on estimates. Factors affecting these estimates include, among others, current and cumulative redemption experience, rates for air travel, and economic conditions. The Corporation determines its allowance for redemption reserve using a historical "lag" analysis based upon monthly certificate redemptions, correlated with the months in which the certificates were actually earned by eligible cardholders. Because the program was a new program, Old Kent did not have direct experience on which to base usage estimates in 1995. In 1996, after more than a year of redemption experience, the Corporation reviewed its actual costs, adjusted its usage and redemption estimates, and supplemented its allowance for redemption reserve as summarized in the table below.

CardMiles allowance for redemption reserve (Dollars in thousands)   1996     1995
----------------------------------------------------------------------------------
Balance of allowance for redemption reserve, January 1             $   320   $   0
Certificate redemptions during year                                 (6,597)   (480)
Program expense recognized during year                              17,100     800
                                                                   -------   -----
Balance of allowance for redemption reserve, December 31           $10,823   $ 320
                                                                   =======   =====

Having notified its customers which participated in the CardMiles program, Old Kent terminated the CardMiles program during the final quarter of 1996 because it could no longer be offered at a competitive price. Management expects the discontinuation of this program will favorably influence the Corporation's operating results beginning in 1997.

Amortization of goodwill and core deposit intangibles totaled $10.1 million, $11.9 million, and $10.5 million in 1996, 1995 and 1994, respectively. These represent non-cash charges to operations. The table below illustrates the pro forma effect on net income per share as if the effect of these charges were excluded from net income, sometimes referred to as "cash earnings per share" in the banking and financial services industry.

Year ended December 31                                        1996    1995    1994
-----------------------------------------------------------------------------------
Net income per share (as reported)                            $3.39   $2.96   $2.88
Pro forma -- "Cash earnings per share"                         3.58    3.16    3.05

As shown in the consolidated statements of income, FDIC deposit insurance has steadily declined in the last three years. This decline is entirely due to reductions in assessment rates charged by the Federal Deposit Insurance Corporation ("FDIC") as shown in the following table, which reflects the lowest possible rate assessable to financial institutions meeting the eligibility criteria as determined by the FDIC.

FDIC insurance rate cost per $100 of insured deposits         1996    1995    1994
-----------------------------------------------------------------------------------
Average rate for year                                         $0.00   $0.12   $0.23
                                                              =====   =====   =====

Included in the $2.5 million of FDIC insurance expense for 1996 is a $1.7 million special assessment levied by the FDIC, which was intended to recapitalize its "Savings Association Insurance Fund" ("SAIF"). This special assessment was levied industry-wide, with a one-time special assessment of

$.526 per $100 of insured SAIF deposits within banks. Old Kent's special assessment was based on approximately $320 million of its deposits being insured under SAIF.

Additionally, for the semiannual assessment period beginning January 1, 1997, the FDIC will assess an insurance rate of zero for banks meeting the eligibility requirements, and an additional assessment of $.01296 per $100 of insured deposits. This new rate is intended to finance the interest obligations of the Financing Corporation ("FICO") resultant from the Deposit Insurance Act of 1996. This new assessment is not expected to have a material impact on Old Kent's operating results for 1997.

The following table summarizes the major categories of other expenses for the last three years:

         Year ended December 31 (in thousands)              1996       1995       1994
----------------------------------------------------------------------------------------
Salaries                                                  $174,429   $153,476   $142,247
Employee benefits                                           37,770     31,682     29,738
Occupancy                                                   30,388     28,635     28,423
Equipment                                                   24,647     24,746     23,130
Advertising and promotion                                   24,867      9,918      6,681
Professional services                                       13,430     10,607      9,122
Postage and courier charges                                 12,305     10,495      9,498
Taxes other than income taxes                               11,795     10,655      9,960
Telephone and telecommunication                             11,431      9,183      7,480
Amortization of goodwill and core deposit intangibles       10,109     11,862     10,464
Stationery and supplies                                      7,600      8,605      8,828
Legal, audit and examination fees                            4,741      5,600      6,090
FDIC insurance (including $1.7 million special SAIF
  assessment in 1996)                                        2,458     11,123     19,102
Nonrecurring and other real estate owned expenses              988      2,801      4,580
Restructuring charges                                            -     18,204          -
Other                                                       65,536     54,540     48,135
                                                          --------   --------   --------
Total other expenses                                      $432,494   $402,132   $363,478
                                                          ========   ========   ========

Restructuring -- 1996 Benefits and 1995 Charges

Restructuring charges aggregating $18.2 million were included in total other expense for 1995. These charges are discussed in Note 14 to the Consolidated Financial Statements and relate to initiatives aimed at creating more efficient operations in the future. From these initiatives, the Corporation derived part-year benefits of approximately $15 million on a pre-tax basis during 1996 and expects to begin realizing greater (full-year) benefits in 1997. The benefits primarily resulted from reduced staff size in the organization's banking units and reduced occupancy expense as previously discussed.

Income Taxes

The income tax provision was $80.0 million in 1996 compared to $72.8 million in 1995 and $68.6 million in 1994. Income tax expense as a percentage of pre-tax income was 33.5% in 1996. This compares with 33.9% in 1995 and 33.4% in 1994.

Old Kent Common Stock

Old Kent Common Stock is traded in The NASDAQ Stock Market under the symbol OKEN. The following table sets forth the range of bid prices for Old Kent Common Stock for the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prices have been adjusted to reflect 5% stock dividends distributed in both 1996 and 1995.

                                                           1996                      1995
                                                    -------------------       -------------------
                    Quarter                          Low          High         Low          High
-------------------------------------------------------------------------------------------------
1st                                                 $35.71       $39.29       $27.21       $29.48
2nd                                                  35.60        39.50        27.78        31.86
3rd                                                  36.50        42.63        30.61        37.74
4th                                                  42.38        48.88        35.83        39.64

As of February 21, 1997 there were 45,644,664 shares of Old Kent Financial Corporation Common Stock issued and outstanding, held by approximately 15,003 holders of record.

Cash Dividends

The Corporation has paid regular cash dividends every quarter since it was organized as a bank holding company in 1972. The following table summarizes the quarterly cash dividends paid to common shareholders over the past five years, adjusted for five percent stock dividends paid in July, 1996 and August, 1995, and for a three-for-two stock split paid in September, 1992.

               Quarter                    1996         1995         1994         1993         1992
---------------------------------------------------------------------------------------------------
1st                                      $0.305       $0.281       $0.263       $0.236       $0.188
2nd                                       0.305        0.281        0.263        0.236        0.188
3rd                                       0.320        0.295        0.263        0.236        0.209
4th                                       0.340        0.305        0.281        0.263        0.236
                                         ------       ------       ------       ------       ------
Total                                    $1.270       $1.162       $1.070       $0.971       $0.821
                                         ======       ======       ======       ======       ======

The earnings of Old Kent's subsidiary banks are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting each individual bank. Based on projected earnings and liquidity, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 1997.

Capital

At December 31, 1996, the Corporation's total common stock, capital surplus and retained earnings was $994 million, a decrease of 2.2% over the same total at December 31, 1995. As shown in the accompanying consolidated financial statements and described in Note 12 to the consolidated financial statements, this decrease is due entirely to the repurchase of common stock during 1996. These stock repurchases had a favorable influence on net income per common share and return on average equity for 1996. Furthermore, the Corporation expects to continue to repurchase its common stock in 1997 under the June, 1996 authorizations cited in Note 12 to the Consolidated Financial Statements.

Effective January 1, 1997, Old Kent issued approximately 1.9 million of its common shares to acquire Seaway Financial Corporation, as discussed in Notes 2 and 12 to the consolidated financial statements.

Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that the "after-tax" unrealized gain or loss on securities available-for-sale be carried as a separate component of shareholders' equity. At December 31, 1996 this component was a $9.9 million negative balance compared to a positive balance of $3.4 million on December 31, 1995. Market values of securities, particularly those that are of longer terms, are subject to price volatility depending upon changes in interest rates. Under SFAS 115, total shareholders' equity will be subject to favorable or unfavorable influences of the financial markets on the fair values of securities available-for-sale.

Under the "risk-based" capital regulations presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk of various asset categories, and certain off-balance-sheet instruments, such as loan commitments and letters of credit, and require capital allocations. Banks and bank holding companies are required to maintain certain minimum ratios. At December 31, 1996, ratios of Old Kent and its subsidiary banks exceeded the regulatory guidelines as shown in Note 21 to the Consolidated Financial Statements.

At December 31, 1996, the ratio of total shareholder's equity to total assets was 7.86% compared to 8.46% one year earlier. Book value per common share is calculated by dividing total shareholders' equity by the number of shares outstanding as of a given date. The following is a reconciliation of book value per share:

                                                              Per share amount
------------------------------------------------------------------------------
Book value per common share at December 31, 1995                   $21.32
For the year ended December 31, 1996:
  Net income per common share                                        3.39
  Dividends per common share                                        (1.27)
  Effect of stock repurchases                                       (1.64)
  Effect of stock issuances                                          0.49
  Change in unrealized loss on securities
     available-for-sale, and other                                  (0.18)
                                                                 --------
Book value per common share at December 31, 1996                   $22.11
                                                                 ========

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

Old Kent's most readily available source of liquidity is its investment portfolio. Old Kent's securities available-for-sale, which totalled $1.9 billion at December 31, 1996, represent a highly accessible source of liquidity. The Corporation's portfolio of securities held-to-maturity, which totalled $909 million at December 31, 1996, provides liquidity from maturities and amortization payments.

Depositors within Old Kent's defined markets are another source of liquidity. Core deposits (demand, savings, money market, and consumer time) totalled $9.2 billion at December 31, 1996, up from

$8.3 billion at December 31, 1995. These same markets offer additional liquidity in the form of large deposit instruments and other equivalent non-deposit products. The national capital markets represent a further source of liquidity to Old Kent. The Corporation may make use of brokers to place large deposit instruments or bank note offerings when advantageous, or it may access federal funds markets or utilize collateralized borrowings. Additional liquidity is available through debt offerings.

    Credit ratings at December 31, 1996      Thomson BankWatch   Moody's   Standard & Poor's
--------------------------------------------------------------------------------------------
Old Kent Financial Corporation:
  Issuer rating                                     A/B
  Short-term rating                                 TBW-1
  Subordinated debt rating                          A+            Baa1            A-
Old Kent Bank (Michigan)
  Senior debt                                       AA+
  Short-term debt                                   TBW-1         P1              A-1
  Long-term debt                                                  A1              A
Old Kent Bank (Illinois)
  Senior Debt                                       AA+
  Short-term debt                                   TBW-1         P1              A-1
  Long-term debt                                                  A2              A

During 1992, Old Kent filed, and had ordered effective, a shelf registration with the Securities and Exchange Commission which registered up to $150 million in debt securities for future sale. In 1995, Old Kent issued $100 million in subordinated debt paying semi-annual coupon interest at 6 5/8% and maturing on November 15, 2005.

Old Kent Bank (Michigan) and Old Kent Bank (Illinois) have implemented note programs which would permit those banks to place up to $1.5 billion of short-term and medium-term notes. These programs are intended to enhance liquidity by enabling Old Kent to sell its debt instruments in the public markets in the future without the delays which would otherwise be incurred. As shown in Note 10 to the consolidated financial statements, there were $445 million of bank notes outstanding at December 31, 1996.

On January 31, 1997, Old Kent Capital Trust I, a Delaware business trust controlled by Old Kent Financial Corporation, issued $100 million of Floating Rate Subordinated Capital Income Securities. These securities were issued in a private placement transaction, mature February 1, 2027 and are callable after ten years or upon the occurrence of certain defined events. When issued, the securities were structured to yield 90 basis points over LIBOR ("London Inter Bank Offering Rate"). Management expects the issuance of these securities will enhance the Corporation's liquidity and regulatory capital.

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 1996:

                           0 - 30     31 - 90    91 - 180   181 - 365    1 - 5      Over 5
     (In millions)          Days       Days        Days       Days       Years       Years      Total
-------------------------------------------------------------------------------------------------------
Non-loan
  interest-earning
  assets                  $  174.9   $    41.8   $  256.5   $  312.4    $1,186.5   $   974.7   $2,946.8
Loans                      4,273.3       349.0      401.0      813.6     2,596.5       252.9    8,686.3
                          --------   ---------   --------   --------    --------   ---------   --------
Total interest-earning
  assets                   4,448.2       390.8      657.5    1,126.0     3,783.0     1,227.6   11,633.1
                          --------   ---------   --------   --------    --------   ---------   --------
Savings & money market
  accounts*                  440.3                                                   2,495.2    2,935.5
Domestic time deposits       688.3     1,259.2    1,432.9      970.9     1,166.2        21.8    5,539.3
Foreign time deposits         24.4                                                                 24.4
Purchased funds and
  long-term debt             965.0       100.0       10.0       50.0       110.4       100.4    1,335.8
                          --------   ---------   --------   --------    --------   ---------   --------
Total interest-bearing
  liabilities              2,118.0     1,359.2    1,442.9    1,020.9     1,276.6     2,617.4    9,835.0
Interest-earning assets
  less interest-bearing
  liabilities              2,330.2      (968.4)    (785.4)     105.1     2,506.4    (1,389.8)   1,798.1
Impact of interest rate
  swaps                      (80.0)     (258.0)      23.3      103.4       211.3          --         --
                          --------   ---------   --------   --------    --------   ---------   --------
Asset (liability) gap     $2,250.2   $(1,226.4)  $ (762.1)  $  208.5    $2,717.7   $(1,389.8)  $1,798.1
Cumulative asset gap      $2,250.2   $ 1,023.8   $  261.8   $  470.3    $3,188.1   $ 1,798.1
Cumulative gap as a
  percentage of
  cumulative earning
  assets                      50.6%       21.2%       4.8%       7.1%       30.6%       15.5%

------------------------------

*(The placement of indeterminate maturity deposits on the gap analysis represents an allocation of 15% of the balances to the 0 - 30 Days period and 85% to the Over 5 Years period. This allocation is an estimate based on historical analyses of the amount by which the rates paid on these deposits changed as alternative market rates changed, and on the estimated sensitivity of balances to changes in such alternative market rates.)

Total interest-earning assets exceeded interest-bearing liabilities by $1.8 billion at December 31, 1996. This difference was funded through non-interest bearing liabilities and shareholders' equity. The above table shows that total assets maturing or repricing within one year exceed liabilities maturing or repricing within one year by $470.3 million. However, the repricing and cash-flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of Old Kent. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

Old Kent recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. Old Kent also uses computer-based simulation to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk potentials. Based on these analyses, Old Kent's management believes that future net interest income would not be materially impacted throughout a broad range of reasonably forseeable interest rate scenarios.

The table below illustrates the projected change in Old Kent's net interest income during the next twelve months if all market rates were to uniformly and gradually increase or decrease by as much as 2.0% compared to results under a flat rate environment. These projections, based on Old Kent's balance sheet as of December 31, 1996, were prepared using the modeling techniques and assumptions which Old Kent was then using for asset/liability management purposes. The table indicates that if rates were to gradually and uniformly increase or decrease by 2.0%, net interest income would be expected to increase by .9% or decrease by 1.3% compared to results forecasted under a flat rate environment. This narrow projected exposure to interest rate risk is consistent with management's desire to limit the sensitivity of net interest income to changes in interest rates in order to reduce risk to earnings and capital. This model is based solely on gradual, uniform changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve.

Change in interest rates from current level       (2.00%)   (1.00%)   0.00%    1.00%    2.00%
Change in net interest income versus flat
 rates                                             (1.3%)    (0.6%)    0.0%     0.5%     0.9%

An important component of Old Kent's management of interest rate risk is the company's use of interest rate swaps. At December 31, 1996 the total notional amount (the amount used to calculate interest) of outstanding interest rate swap agreements was $461.3 million. The following tables present information regarding swap activity for 1996 along with maturity and rate profiles at December 31, 1996.

Swap Activity

                                12/31/95    Matured and      Notional       New Swap    12/31/96
(in millions)                   Notional    Terminated     Amortization*    Notional    Notional
------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating       $410.5       $(15.0)          $(9.2)            -       $386.3
Receive Floating/Pay Fixed        115.0        (40.0)              -             -         75.0
                                 ------       ------           -----          ----       ------
                                 $525.5       $(55.0)          $(9.2)         $0.0       $461.3
                                 ======       ======           =====          ====       ======

*Note: Certain "Index Amortizing Swaps" have notional amounts for which the maturity date, or amortization schedule, may vary based on interest rate levels. Old Kent had swaps of this type totalling $150.0 million at December 31, 1996.

Swaps Maturity Profile

Notional amounts of swaps are anticipated to mature as follows, assuming that market rates in effect at December 31, 1996 remain unchanged:

          (in millions)                1997        1998       1999        2000       2001+      Total
------------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating            $150.0      $ 86.3      $50.0      $100.0         -       $386.3
Receive Floating/Pay Fixed              50.0        25.0          -           -         -         75.0
                                      ------      ------      -----      ------      ----       ------
                                      $200.0      $111.3      $50.0      $100.0      $0.0       $461.3
                                      ======      ======      =====      ======      ====       ======

SWAPS RECEIVE RATE/PAY RATE PROFILE

Interest rates of swaps are summarized as follows:

                                             At December 31, 1996           At December 31, 1995
                                          ---------------------------    ---------------------------
                                          Receive Rate       Pay Rate    Receive Rate       Pay Rate
----------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating                    6.61%            5.64%         6.76%            6.00%
Receive Floating/Pay Fixed                    5.75             7.22          5.94             6.20

For 1996 and 1995, Old Kent's interest rate swaps increased net interest income by approximately $2.4 million and $5.9 million respectively. This improved the Corporation's net interest margin by .02% in 1996 and by .05% in 1995.

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

During 1996 and 1995, the principal reason for sales of securities available-for-sale was to provide liquidity for loan growth. In 1996, net gains on the sale of securities were $0.1 million. This compares to net gains of $.4 million in 1995 and $1.0 million in 1994.

Sources and Uses of Funds Trends

As shown on the accompanying consolidated balance sheets, total assets at December 31, 1996 were $12.6 billion, up by $0.6 billion, or 5.4%, from the preceding year-end. In general, Old Kent's management relies more on the use of daily average balances, rather than on balances at a period end, to analyze trends. Old Kent's average consolidated balance sheets for the last five years appears on page S-11 of this report. Information contained in that statement was the basis for the summarized trends in sources and uses of funds appearing below.

                                        1996                                      1995
                         -----------------------------------      ------------------------------------
                                        Increase (Decrease)                       Increase (Decrease)
                          Average       --------------------       Average       ---------------------
 (Dollars in millions)    Balance       Amount       Percent       Balance        Amount       Percent
------------------------------------------------------------------------------------------------------
Funding Uses:
 Loans                   $ 7,795.8    $  565.1          7.8%      $ 7,230.7      $1,169.9         19.3%
 Mortgages
  held-for-sale              366.4       118.7         47.9           247.7          23.2         10.3
 Taxable securities        2,909.6        42.2          1.5         2,867.4        (479.5)       (14.3)
 Tax-exempt securities       162.0       (49.7)       (23.5)          211.8         (29.6)       (12.3)
 Interest-earning
  deposits                     8.8       (39.4)       (81.7)           48.2          28.1        139.8
 Federal funds sold and
  resale agreements           99.9      (149.1)       (59.9)          249.0         139.4        127.2
 Trading account
  securities                  10.3       (10.3)       (50.1)           20.6          (5.4)       (20.8)
                         ---------    --------        -----       ---------      --------      -------
Total Uses               $11,352.8    $  477.4          4.4%      $10,875.4      $  846.1          8.4%
                         =========    ========        =====       =========      ========      =======
Funding Sources:
 Demand deposits         $ 1,407.7    $   77.9          5.9%      $ 1,329.8      $   90.4          7.3%
 Savings deposits          2,981.3      (112.9)        (3.6)        3,094.2        (330.6)        (9.7)
 Time deposits:
  Negotiable               1,135.1      (318.4)       (21.9)        1,453.5         (39.1)        (2.6)
  Foreign                     46.8      (179.2)       (79.3)          226.0         (19.1)        (7.8)
  Consumer                 4,191.7       977.7         30.4         3,214.0         810.9         33.7
 Federal funds
  purchased and
  repurchase agreement       519.6        89.7         20.9           429.9          15.3          3.7
 Other borrowed funds        635.0      (120.7)       (16.0)          755.7         236.8         45.6
 Long-term debt              101.0        87.3        637.2            13.7          12.5      1,041.7
 Other                       334.6       (24.0)        (6.7)          358.6          69.0         23.8
                         ---------    --------        -----       ---------      --------      -------
Total Sources            $11,352.8    $  477.4          4.4%      $10,875.4      $  846.1          8.4%
                         =========    ========        =====       =========      ========      =======

Growth in average total loans for 1996 amounted to nearly $.6 billion, or about 7.8%, and growth in total interest-earning assets increased 4.4%. This growth was primarily funded through growth in average total deposits, particularly consumer time deposits. Over the past two years, mortgages held-for sale have increased due to the previously mentioned growth of OKMC. Mortgages held-for-sale generally consist of recently originated and acquired residential mortgage loans intended to be sold in the near future into the secondary markets. During 1995, total average loans increased by $1.2 billion or 19.3% and total interest-earning assets increased by nearly $.8 billion, or 8.4%. As an additional measure to accommodate loan demand, Old Kent securitized and sold approximately $250 million of consumer automobile loans during the third quarter of 1995.

Lower interest rates over the years preceding 1994 had an effect on the relative mix in Old Kent's core deposits. During the periods of lower rates, savings deposits became a greater proportion of total core deposits. Management believes that this trend indicated a greater preference for liquidity on the part of consumers. However, during the latter part of 1994 interest rates rose. This had the effect of altering this past trend and savings deposits became proportionately less of the total by December 31, 1994 and continued during 1995 and 1996. This change in trend influenced an increase in the Corporation's interest expense for 1995 and 1996.

                                                                 Based on annual averages
                                         December 31,    -----------------------------------------
Relative core deposit mix                    1996        1996     1995     1994     1993     1992
--------------------------------------------------------------------------------------------------
Demand deposits                              17.2%        16.4%    17.4%    17.5%    16.3%    15.0%
Savings deposits                             32.0         34.7     40.5     48.5     48.1     45.4
Consumer time deposits                       50.8         48.9     42.1     34.0     35.6     39.6
                                            -----        -----    -----    -----    -----    -----
Total core deposits                         100.0%       100.0%   100.0%   100.0%   100.0%   100.0%
                                            =====        =====    =====    =====    =====    =====

Quarterly Financial Data

The following is a summary of selected quarterly results of operations for the years ended December 31, 1996 and 1995:

(In thousands, except per share data)                        Three Months Ended
-------------------------------------------------------------------------------------------
                      1996                        March 31   June 30    Sept. 30   Dec. 31
-------------------------------------------------------------------------------------------
Interest Income                                   $229,151   $235,645   $240,467   $242,044
Net Interest Income                               118,166     124,977    125,969    125,176
Provision for Credit Losses                         6,252       9,723      9,168     10,093
Income Before Income Taxes                         59,613      56,299     60,398     62,412
Net Income                                         39,234      37,561     40,297     41,609
Net Income Per Common Share                          $.82        $.79       $.87       $.91

(In thousands, except per share data)                        Three Months Ended
-------------------------------------------------------------------------------------------
                      1995                        March 31   June 30    Sept. 30   Dec. 31
-------------------------------------------------------------------------------------------
Interest Income                                   $218,915   $229,263   $230,908   $230,733
Net Interest Income                               117,814     118,949    120,380    119,550
Provision for Credit Losses                         4,567       5,991      6,073      5,035
Income Before Income Taxes                         51,713      56,625     57,780     48,495
Net Income                                         34,703      37,393     38,316     31,402
Net Income Per Common Share                          $.72        $.78       $.80       $.66

Net income for the last quarter of 1996 was more than any of the three preceding calendar quarters. The primary reason for the increase was an increase in mortgage banking revenues which included the effect of NPMC acquired on August 1, 1996.

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

The financial statements in this annual report have been audited by Arthur Andersen LLP and their report appears on page S-33.

The Audit Committee of the board of directors meets regularly with management, internal auditors, independent public accountants and regulatory examiners to review matters relating to financial reporting and internal controls. The internal auditors, independent public accountants and regulatory examiners have direct access to the Audit Committee.

The Corporation assesses its internal control structure over financial reporting in relation to the criteria described in the "Internal Control -- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management of the Corporation believes that as of December 31, 1996, in all material respects, the Corporation maintained an effective internal control structure over financial reporting.

/s/ DAVID J. WAGNER
-----------------------
David J. Wagner
Chairman, President and
  Chief Executive Officer

/s/ B. P. SHERWOOD, III
-----------------------
B. P. Sherwood, III
Vice Chairman and Treasurer

/s/ ALBERT T. POTAS
-----------------------
Albert T. Potas
Senior Vice President and Controller

January 20, 1997

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Old Kent Financial
Corporation:

We have audited the accompanying consolidated balance sheets of Old Kent Financial Corporation (a Michigan corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Kent Financial Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                     /s/ Arthur Andersen LLP

Chicago, Illinois,
January 20, 1997

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

             December 31 (dollars in thousands)                    1996           1995
------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                        $   530,444    $   527,611
 Federal funds sold and resale agreements                           107,353         49,445
                                                                -----------    -----------
  Total cash and cash equivalents                                   637,797        577,056
 Interest-earning deposits                                              803        175,413
 Mortgages held-for-sale                                            589,245        270,126
 Trading account securities                                          19,009         11,699
 Securities available-for-sale:
  Collateralized mortgage obligations and other
   mortgage-backed securities                                       673,722        874,291
  Other securities                                                1,221,476      1,371,408
                                                                -----------    -----------
  Total securities available-for-sale (amortized cost of
   $1,910,367 and $2,240,517 in 1996 and 1995, respectively)      1,895,198      2,245,699
 Securities held-to-maturity:
  Collateralized mortgage obligations and other
   mortgage-backed securities                                       746,355        680,330
  Other securities                                                  162,975        190,612
                                                                -----------    -----------
  Total securities held-to-maturity (market values of
   $911,592 and $876,291 in 1996 and 1995, respectively)            909,330        870,942
 Loans                                                            8,097,056      7,430,552
 Less allowance for credit losses                                   165,928        174,248
                                                                -----------    -----------
  Net loans                                                       7,931,128      7,256,304
 Leasehold improvements, premises and equipment                     173,916        173,903
 Other assets                                                       490,402        421,942
                                                                -----------    -----------

TOTAL ASSETS                                                    $12,646,828    $12,003,084
                                                                ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY:
 Liabilities:
  Deposits:
   Non-interest-bearing                                         $ 1,580,960    $ 1,506,149
   Interest-bearing                                               8,474,754      7,769,672
   Foreign-interest bearing                                          24,433         81,545
                                                                -----------    -----------
Total deposits                                                   10,080,147      9,357,366
   Other borrowed funds                                           1,235,867      1,307,617
   Subordinated debt: 6 5/8% due November 15, 2005                  100,000        100,000
   Other liabilities                                                237,057        222,165
                                                                -----------    -----------
TOTAL LIABILITIES                                                11,653,071     10,987,148
                                                                -----------    -----------
 Shareholders' Equity:
  Preferred stock: 25,000,000 shares authorized and unissued              -              -
  Common stock, par value $1: 150,000,000 shares authorized;
   44,944,321 and 45,383,122 shares issued and outstanding
   in 1996 and 1995, respectively                                    44,944         45,383
  Capital surplus                                                   175,842        200,101
  Retained earnings                                                 782,830        767,085
                                                                -----------    -----------
  Total common stock, capital surplus and retained earnings       1,003,616      1,012,569
  Unrealized (losses) gains on securities available-for-sale         (9,859)         3,367
                                                                -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                          993,757      1,015,936
                                                                -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $12,646,828    $12,003,084
                                                                ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

              Year ended December 31
   (dollars in thousands, except per share data)          1996          1995          1994
---------------------------------------------------------------------------------------------
INTEREST INCOME:
 Interest and fees on loans                              $715,982      $666,790      $505,445
 Interest on mortgages held-for-sale                       28,374        19,140        14,781
 Interest on securities available-for-sale                130,793        77,139        84,414
 Interest on securities held-to-maturity                   65,683       127,728       147,657
 Interest on deposits                                         495         2,834           991
 Interest on federal funds sold and resale
   agreements                                               5,453        14,991         4,833
 Interest on trading account securities                       527         1,197         1,065
                                                       ----------    ----------    ----------
 Total interest income                                    947,307       909,819       759,186
                                                       ----------    ----------    ----------
INTEREST EXPENSE:
 Interest on domestic deposits                            379,898       348,348       254,539
 Interest on foreign deposits                               2,685        14,137        10,407
 Interest on other borrowed funds                          63,710        69,798        38,605
 Interest on subordinated debt                              6,726           843             -
                                                       ----------    ----------    ----------
 Total interest expense                                   453,019       433,126       303,551
                                                       ----------    ----------    ----------
NET INTEREST INCOME                                       494,288       476,693       455,635
PROVISION FOR CREDIT LOSSES                                35,236        21,666        22,465
                                                       ----------    ----------    ----------
NET INTEREST INCOME AFTER PROVISION FOR
 CREDIT LOSSES                                            459,052       455,027       433,170
                                                       ----------    ----------    ----------
OTHER INCOME:
 Mortgage banking revenue -- net                           57,574        32,363        19,144
 Trust income                                              46,027        43,281        41,813
 Service charges on deposit accounts                       45,352        40,266        35,672
 Credit card transaction revenue -- net                     7,847         9,709         6,505
 Securities transactions                                      128           421         1,013
 Nonrecurring and other real estate owned income            4,158         2,202         3,321
 Other                                                     51,078        33,476        28,542
                                                       ----------    ----------    ----------
 Total other income                                       212,164       161,718       136,010
                                                       ----------    ----------    ----------
OTHER EXPENSES:
 Salaries and employee benefits                           212,199       185,158       171,985
 Occupancy                                                 30,388        28,635        28,423
 Equipment                                                 24,647        24,746        23,130
 Advertising and promotion                                 24,867         9,918         6,681
 Amortization of goodwill and intangibles                  10,109        11,864        10,465
 FDIC deposit insurance                                     2,458        11,123        19,102
 Restructuring charges                                          -        18,204             -
 Nonrecurring and other real estate owned expenses            988         2,801         4,580
 Other                                                    126,838       109,683        99,112
                                                       ----------    ----------    ----------
 Total other expenses                                     432,494       402,132       363,478
                                                       ----------    ----------    ----------
INCOME BEFORE INCOME TAXES                                238,722       214,613       205,702
 Income taxes                                              80,021        72,799        68,618
                                                       ----------    ----------    ----------
NET INCOME                                               $158,701      $141,814      $137,084
                                                       ==========    ==========    ==========
 Average number of shares used to compute net
  income per common share                              46,827,126    47,885,537    47,679,817
 Net income per common share                                $3.39         $2.96         $2.88

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year ended December 31 (in thousands)                    1996           1995           1994
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                           $   158,701    $   141,814    $   137,084
 Adjustments to reconcile net income to net cash
   provided by operating activities:
  Provision for credit losses                              35,236         21,666         22,465
  Depreciation, amortization and accretion                 59,361         49,528         40,329
  Deferred income taxes                                    (1,913)        (7,224)        (5,673)
  Net gains on sales of assets                            (45,896)       (16,370)       (12,344)
  Net change in trading account securities                 (5,058)         1,174         29,272
  Originations and acquisitions of mortgages
     held-for-sale                                     (3,409,276)    (2,060,201)    (1,835,901)
  Proceeds from sales and prepayments of mortgages
   held-for-sale                                        3,236,859      1,993,642      2,180,165
  Net change in other assets                              (54,421)       (72,107)       (26,420)
  Net change in other liabilities                          14,720         51,683        (12,884)
                                                      -----------    -----------    -----------
 Net cash (used for) provided by operating
   activities                                             (11,687)       103,605        516,093
                                                      -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Maturities and prepayments of securities
  available-for-sale                                      342,487        459,051        150,143
 Proceeds from sales of securities
   available-for-sale                                   4,004,625      1,323,828      2,133,275
 Purchases of securities available-for-sale            (4,068,631)    (1,297,725)    (2,340,293)
 Proceeds from maturities and prepayments of
  securities held-to-maturity                             168,642        373,903        622,463
 Proceeds from sales of securities
   held-to-maturity                                           860              -            646
 Purchases of securities held-to-maturity                (212,505)      (373,491)      (422,470)
 Net change in interest-earning deposits                  174,611       (170,158)        29,971
 Net proceeds from sale of loans                                -        242,127              -
 Net increase in loans                                   (744,263)      (830,799)    (1,159,517)
 Purchases of leasehold improvements, premises and
  equipment, net                                          (19,813)       (25,142)       (27,900)
 Acquisition of businesses (net of cash acquired)         (23,598)             -         23,763
 Sale of subsidiary (net of cash sold)                      7,123              -              -
                                                      -----------    -----------    -----------
 Net cash used for investing activities                  (370,462)      (298,406)      (989,919)
                                                      -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in time deposits                                817,300         44,955        715,491
 Decrease in demand and savings deposits                  (11,818)      (116,925)      (165,112)
 Change in other borrowed funds                          (178,099)       296,848         40,299
 Issuance of Subordinated Debt                                  -        100,000              -
 Repurchases of common stock                             (135,792)       (20,805)       (70,720)
 Proceeds from common stock issuances                      10,421          8,110          5,473
 Dividends paid to shareholders                           (59,122)       (55,334)       (49,869)
                                                      -----------    -----------    -----------
 Net cash provided by financing activities                442,890        256,849        475,562
                                                      -----------    -----------    -----------
 Net change in cash and cash equivalents                   60,741         62,048          1,736
 Cash and cash equivalents at beginning of year           577,056        515,008        513,272
                                                      -----------    -----------    -----------
 Cash and cash equivalents at December 31             $   637,797    $   577,056    $   515,008
                                                      ===========    ===========    ===========
-----------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Interest paid on deposits, other borrowed funds
  and subordinate debt                                $   453,413    $   420,246    $   289,174
 Federal income taxes paid                                 78,709         71,250         78,907
Significant non-cash transactions:
 Stock dividends issued                                    83,596         71,651              -
 Stock issued to acquire business                           8,431              -         62,551
-----------------------------------------------------------------------------------------------

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

Consolidated Statements of Shareholders' Equity

                                                                                       Valuation
                                                                                       Adjustment     Total
                                                                                       Securities     Share-
                                                       Common    Capital    Retained   Available-    holders'
(dollars in thousands, except per share data)           Stock    Surplus    Earnings    For-Sale      Equity
--------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1994                             $43,043   $140,501   $666,496                $  850,040
Net income for the year                                                      137,084                   137,084
Cash dividends:
 $1.07 per common share                                                      (47,992)                  (47,992)
Cash dividends paid by FNB prior to merger                                    (1,877)                   (1,877)
Common stock repurchased related to acquisition of
 EdgeMark Financial Corporation - 1,917,566 shares     (1,918)    (60,673)                             (62,591)
Common stock issued for EdgeMark Financial
 Corporation acquisition - 1,917,566 shares             1,918      60,633                               62,551
Common stock repurchased for dividend reinvestment
 plan and employee stock plans - 253,780 shares          (254)     (7,875)                              (8,129)
Common stock issued under dividend reinvestment plan,
 employee stock plans, and other - 388,391 shares         388       8,201                                8,589
Tax benefit relating to employee stock plans                          338                                  338
All other activity of FNB                                             122     (2,547)                   (2,425)
Valuation adjustment on securities available-for-sale                                    (39,591)      (39,591)
                                                       -------   --------   --------    --------    ----------

BALANCE AT DECEMBER 31, 1994                           43,177     141,247    751,164     (39,591)      895,997
Net income for the year                                                      141,814                   141,814
Cash dividends:
 $1.16 per common share                                                      (55,334)                  (55,334)
Common stock issued in payment of 5% stock dividend -
 2,157,241 shares (cash in lieu of fractionals -
 $187,000)                                              2,157      69,494    (71,838)                     (187)
Common stock issued for Guyot, Hicks, Anderson &
 Associates, Inc. acquisition - 198,803 shares            199         (30)                                 169
Common stock repurchased for dividend reinvestment
 plan and employee stock plans - 588,742 shares          (589)    (20,216)                             (20,805)
Common stock issued under dividend reinvestment plan,
 employee stock plans, and other - 438,930 shares         439       9,368                                9,807
Tax benefit relating to employee stock plans                          238                                  238
All other activity of FNB                                                      1,279                     1,279
Valuation adjustment on securities available-for-sale                                     42,958        42,958
                                                       -------   --------   --------    --------    ----------

BALANCE AT DECEMBER 31, 1995                           45,383     200,101    767,085       3,367     1,015,936
Net income for the year                                                      158,701                   158,701
Cash dividends:
 $1.27 per common share                                                      (59,122)                  (59,122)
Common stock issued in payment of 5% stock dividend -
 2,229,606 shares (cash in lieu of fractionals -
 $238,000)                                              2,230      81,366    (83,834)                     (238)
Common stock issued for Republic Mortgage Corporation
 acquisition - 216,160 shares                             216       8,215                                8,431
Common stock repurchased for dividend reinvestment
 plans, employee stock plans, acquisitions, stock
 dividends and other purposes - 3,341,520 shares       (3,342)   (132,450)                            (135,792)
Common stock issued under dividend reinvestment plan,
 employee stock plans, and other - 456,953 shares         457      13,464                               13,921
Tax benefit relating to employee stock plans                        5,146                                5,146
Valuation adjustment on securities available-for-sale                                    (13,226)      (13,226)
                                                       -------   --------   --------    --------    ----------

BALANCE AT DECEMBER 31, 1996                           $44,944   $175,842   $782,830    $ (9,859)   $  993,757
                                                       =======   ========   ========    ========    ==========

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

Basis of Presentation

The consolidated financial statements for the Corporation include the accounts of Old Kent Financial Corporation (Parent Company) and its wholly owned subsidiaries (collectively, the "Corporation"). Significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation operates two commercial banks with 202 full service offices throughout Michigan and 27 such offices in the metropolitan markets in and around Chicago, Illinois. It also operates a mortgage banking company with seventy-nine offices located in seventeen states. Other business activities include investment management and trust services, as well as brokerage and insurance services. Old Kent's revenue is mainly derived by providing financial services to commercial and retail customers located within those markets. The financial services primarily consist of the extension of credit and acceptance of deposits.

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

Premiums and discounts on securities available-for-sale, as well as securities held-to-maturity, are amortized over the estimated lives of the related securities. This amortization, as well as adjustments stemming from changes in estimates, is included in interest income on the accompanying consolidated statements of income.

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

In May, 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." This Statement requires recognizing as separate assets the rights to service mortgage loans for others, however those rights are acquired. It requires that when a definitive plan exists to sell the loan and retain the servicing, the cost of the mortgage loan be allocated between the loans and the related mortgage servicing right based on their relative fair values at the date of origination or purchase; otherwise the date of sale shall be used. The Statement also requires assessing the capitalized mortgage servicing rights for impairment based on the fair value of those rights. The Corporation prospectively adopted the provisions of SFAS No. 122, effective January 1, 1995. The adoption did not have a material impact on the Corporation's financial position or results of operations.

The fair value of the Corporation's mortgage servicing rights is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows. Mortgage servicing rights are amortized ratably in relation to the associated servicing revenue over the estimated lives of the serviced loans. In accordance with SFAS No. 122, the Corporation evaluates and measures impairment of its capitalized servicing rights using stratifications based on the risk characteristics of the underlying loans. Management has determined those risk characteristics to include loan type (conventional and governmental) and interest rate. Impairment is recognized through a valuation allowance.

The Corporation utilizes financial instruments which are intended to minimize the effects of interest rate declines on the value of its capitalized mortgage servicing rights. These instruments are carried at fair value.

Loans

Effective January 1, 1995, the Corporation adopted the provisions of Statements of Financial Accounting Standards Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan" and "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures", respectively. These statements require that the recorded investment in certain impaired loans be adjusted by means of a valuation allowance to reflect a net carrying value determined under one of the following methods: (1) the present value of expected future cash flows discounted at the loan's effective rate of interest, (2) the loan's observable market price, or (3) the fair value of the collateral, if the loan is collateral dependent. Old Kent's policy is to review impaired loans under the aforementioned standards to determine the need for a valuation allowance. Large groups of smaller balance homogenous loans with common risk characteristics are aggregated and collectively evaluated for impairment using methods available under these statements. These large groups of smaller balance homogenous loans include residential mortgages, consumer and credit card loans as well as certain commercial loans, such as those to small businesses. Adoption of these statements had no effect upon Old Kent's total allowance for credit losses or net income.

Loans are stated at their principal amount outstanding, net of unearned income. Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. A loan is placed on nonaccrual status and evaluated for impairment when principal or interest is past due 90 days or more, and the loan is not well secured and in the process of collection, or when, in the opinion of management, there is sufficient reason to doubt collectibility of principal or interest. Interest previously accrued, but not collected, is reversed and charged against interest income at the time the loan is placed on nonaccrual status. Generally, the terms of loans that resulted from troubled debt restructurings are at interest rates considered below current market rates for comparable loans and are evaluated for impairment. The Corporation considers loans which are on nonaccrual or restructured status as impaired.

Interest received on nonaccrual loans are recorded as principal reductions if principal repayment is doubtful. Loans are no longer classified as impaired when principal and interest payments are brought current and collectibility is no longer in doubt. Interest income on restructured loans is recognized according to the terms of the restructure, subject to the nonaccrual policy described above.

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

Intangible and Other Long-lived Assets

Goodwill, representing the cost of investments in subsidiaries in excess of the fair value of the net assets at acquisition, is amortized over periods ranging from ten to twenty years. Other acquired intangible assets, such as those associated with acquired core deposits, are amortized over periods not exceeding fifteen years.

Effective January 1, 1996, Old Kent adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." As provided by this statement, when factors indicate that a long-lived asset or identifiable intangible asset should be evaluated for impairment, the Corporation estimates the undiscounted future cash flows over the remaining life of the asset in assessing whether impairment should be recognized. Adoption of this statement did not materially impact Old Kent's financial statements.

Trust Assets

Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets, since such assets are not owned by Old Kent.

Pension Benefits

The defined benefit pension plan covers substantially all employees. The plan provides for normal and early retirement, deferred benefits for vested employees and, under certain circumstances, survivor benefits in the event of death. Benefits are based on the employees' years of service and their five highest consecutive years of compensation over the last ten years of service, subject to certain limits. The proportion of average compensation paid as a pension is determined by age and length of service as defined in the plan. Contributions to the plan satisfy or exceed the minimum funding requirement of the Employee Retirement Income Security Act. Assets held by the plan consist primarily of investments in several of Old Kent's proprietary mutual funds.

Old Kent also maintains a noncontributory, nonqualified pension plan for certain participants whose retirement benefit payments under the qualified plan are expected to exceed the limits imposed by the Internal Revenue code. Old Kent maintains nonqualified trusts, referred to as "rabbi" trusts, primarily to fund and secure the benefits in excess of those permitted in certain of the Old Kent qualified pension plans. These arrangements offer certain officers and directors of the Corporation a degree of assurance for ultimate payment of benefits. The assets remain subject to the claims of creditors of Old Kent and are not the property of the employees. Hence, they are accounted for as assets of the Corporation in the consolidated balance sheets.

Retirement Savings Plans

Old Kent maintains a defined contribution retirement savings plan covering substantially all employees. The Corporation's contribution is equal to 50% of the amount contributed by the participating employees. Old Kent's contribution is limited to a maximum of 3% of compensation as described under the terms of the plans. The estimated contribution by Old Kent is charged to expense during the year in which the employee contribution is received and is included in employee benefits in the consolidated statements of income.

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

Recent Pronouncements

In June, 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In December, 1996, FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." These statements provide consistent standards for distinguishing transfers of financial assets which are sales from those which represent secured borrowings. Old Kent is required to adopt the provisions of these statements effective January 1, 1997 or 1998, as applicable. Adoption of these statements is not expected to have a material impact on Old Kent's future results of operations or financial condition.

NOTE 2. BUSINESS ACQUISITIONS AND DISPOSITIONS

Effective January 1, 1997, Old Kent acquired Seaway Financial Corporation ("Seaway"), a bank holding company headquartered in St. Clair, Michigan. Seaway is the parent of The Commercial and Savings Bank of St. Clair County (St. Clair, Michigan) and The Algonac Savings Bank (Algonac, Michigan). At December 31, 1996, Seaway had total assets and total deposits of approximately

$345 million and $302 million, respectively. In 1997, the Corporation will issue approximately 1.9 million shares of Old Kent Common Stock in exchange for all of the outstanding common stock of Seaway. This acquisition will be accounted for as a purchase, and is not expected to have a material effect on Old Kent's future results of operations or financial condition.

During January, 1997, Old Kent sold its commercial mortgage banking subsidiary, Hartger & Willard Mortgage Associates, Inc. for cash of approximately $1 million. This sale will not materially affect the Corporation's future results of operations or financial condition.

On December 4, 1996, Old Kent purchased the assets of Insurance Resource Group, L.L.C., Poggi & Associates, L.L.C., and Insurance Consultants, L.L.C., each of which provide commercial insurance products and services through an office in Grand Rapids, Michigan, for $1.8 million in cash. The agency will operate as a division of Guyot, Hicks, Anderson & Associates, Inc. ("GHA") under the name of Old Kent Insurance Group. The acquisition was accounted for as a purchase. Accordingly, results of its operations are included in Old Kent's consolidated results of operation from the date of acquisition. If this purchase had been effective January 1, 1995, there would have been no material effect on the consolidated results of operations or financial condition.

On August 1, 1996, Old Kent acquired National Pacific Mortgage Corporation ("NPMC"), a mortgage company headquartered in Anaheim, California, with 17 branch offices in California and Oregon, for approximately $29 million in cash and other consideration. When acquired, NPMC had assets of approximately $150 million and a servicing portfolio of approximately $1.8 billion. The acquisition was accounted for as a purchase. Accordingly, results of operations of NPMC are included in Old Kent's consolidated results of operations from the date of acquisition. If this purchase had been effective January 1, 1995, there would have been no material effect on the consolidated results of operations or financial condition.

On February 2, 1996, Old Kent sold its wholly owned subsidiary First National Bank of Lockport to Heritage Financial Services, Inc. The cash sale price was approximately $17 million. At the time of the sale, the bank had total assets of $102 million, total deposits of $81 million, and operated from one office in Lockport, Illinois. First National Bank of Lockport was among a group of banks acquired by Old Kent in its 1994 acquisition of EdgeMark Financial Corporation. The sale was consistent with Old Kent's strategic focus on business development and retail banking in the metropolitan Chicago area.

On January 22, 1996, Old Kent acquired Republic Mortgage Corp. ("Republic"), headquartered in Salt Lake City, Utah, with 19 other offices. The acquisition was treated as a purchase for accounting purposes and, accordingly, results of operations of Republic are included in Old Kent's consolidated results of operations from the date of acquisition. Republic's shareholders were issued approximately 216,000 shares of Old Kent common stock in exchange for all of the outstanding shares of Republic. At December 31, 1995, Republic had assets of $39 million and serviced approximately $127 million of residential mortgages for third parties. If this purchase had been effective effective January 1, 1995, there would have been no material effect on the consolidated results of operations or financial condition.

On December 1, 1995, Old Kent acquired Guyot, Hicks, Anderson & Associates, Inc. ("GHA"), an insurance agency headquartered in Traverse City, Michigan. The merger was effected through the issuance of nearly 199,000 shares of Old Kent Common Stock in exchange for all of the outstanding shares of GHA common stock. The merger was treated as a "pooling-of-interests". Since the acquisition did not have a material effect on the consolidated financial statements, they have not been restated. When acquired, GHA had total assets of approximately $5 million.

On February 1, 1995, Old Kent merged with First National Bank Corp. ("FNB"), a bank holding company headquartered in Mount Clemens, Michigan. The merger was effected through the exchange of 1.0813 shares of Old Kent Common Stock, (approximately 2.6 million shares in all) for each outstanding share of FNB common stock. The merger was accounted for as a "pooling-of-interests." The accompanying consolidated financial statements have been restated to include the financial position and results of operations of FNB prior to the merger.

NOTE 3. PLEDGED AND RESTRICTED ASSETS

The Federal Reserve requires the banking subsidiaries to maintain certain average non-interest bearing cash balances in accordance with stated reserve requirements. These average reserves approximated $100 million during 1996 and $73 million during 1995.

At December 31, 1996, securities having an aggregate amortized cost of approximately $1.2 billion were pledged to secure public and trust deposits and for other purposes as required by law. These pledged assets primarily consisted of securities available-for-sale and securities held-to-maturity.

The average Securities Sold Under Agreements to Repurchase was $441 million in 1996, and $347 million in 1995. The maximum amount of outstanding agreements at any month-end during 1996 was $592 million. The average Securities Purchased Under Agreements to Resell was $5 million in 1996, and $8 million in 1995. The maximum amount of outstanding agreements at any month-end during 1996 was $20 million. It is Old Kent's policy to take possession of securities purchased under agreements to resell.

NOTE 4. SECURITIES AVAILABLE-FOR-SALE

The following summarizes amortized cost and market values of securities available-for-sale at December 31, 1996 and 1995:

                                                             Gross         Gross       Estimated
                                             Amortized     Unrealized    Unrealized      Market
December 31, 1996 (in thousands)                Cost         Gains         Losses        Value
-------------------------------------------------------------------------------------------------
U.S. Treasury and federal agency
  securities                                 $1,167,775     $   298       $ 7,891      $1,160,182
Collateralized mortgage obligations:
 U.S. Government issued                         419,499         433         3,064         416,868
 Privately issued                               189,347         465         4,277         185,535
Mortgage-backed pass-through securities          72,452          46         1,179          71,319
Other securities                                 61,294           -             -          61,294
                                             ----------     -------       -------      ----------
Total                                        $1,910,367     $ 1,242       $16,411      $1,895,198
                                             ==========     =======       =======      ==========
December 31, 1995 (in thousands)
-----------------------------------------
U.S. Treasury and federal agency
  securities                                 $1,304,855     $10,503       $ 2,930      $1,312,428
Collateralized mortgage obligations:
 U.S. Government issued                         710,255       5,252         9,678         705,829
 Privately issued                                 4,539          29            40           4,528
Mortgage-backed pass-through securities         162,494       1,709           269         163,934
Other securities                                 58,374         606             -          58,980
                                             ----------     -------       -------      ----------
Total                                        $2,240,517     $18,099       $12,917      $2,245,699
                                             ==========     =======       =======      ==========

In accordance with the Financial Accounting Standards Board's Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," on December 1, 1995 the Corporation transferred certain securities classified as "held-to-maturity" to its "available-for-sale" portfolio and certain securities classified as "available-for-sale" to its "held-to-maturity" portfolio. At the date of transfer, the securities transferred to "available-for-sale" had an aggregate amortized cost of $1.2 billion and an aggregate unrealized gain of approximately $1.1 million. The securities transferred to "held-to-maturity" had an aggregate amortized cost of $44.8 million and an aggregate unrealized loss of $.6 million. The decision to make this transfer was based on a one-time reassessment of the appropriateness of the classification of all securities held at the date of transfer.

The amortized cost and market values of securities available-for-sale at December 31, 1996, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                              Estimated
                                                                Amortized       Market
December 31, 1996 (in thousands)                                   Cost         Value
----------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities:
 Due in one year or less                                        $  353,752    $  353,201
 Due after one year through five years                             526,222       526,067
 Due after five years through ten years                            287,801       280,914
 Due after ten years                                                     -             -
                                                                ----------    ----------
Total U.S. Treasury and federal agency securities                1,167,775     1,160,182
Collateralized mortgage obligations and other
  mortgage-backed securities                                       681,298       673,722
Other securities                                                    61,294        61,294
                                                                ----------    ----------
Total                                                           $1,910,367    $1,895,198
                                                                ==========    ==========

NOTE 5. SECURITIES HELD-TO-MATURITY

The following summarizes amortized cost and market values of securities held-to-maturity at December 31, 1996 and 1995:

                                                              Gross         Gross       Estimated
                                               Amortized    Unrealized    Unrealized     Market
December 31, 1996 (in thousands)                 Cost         Gains         Losses        Value
-------------------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities    $  6,116      $     9        $    1      $  6,124
Collateralized mortgage obligations:
 U.S. Government issued                         462,778        1,878         3,444       461,212
 Privately issued                               160,699            -         1,885       158,814
Mortgage-backed pass-through securities         122,878        2,320           247       124,951
State and political subdivision securities      156,859        4,730         1,098       160,491
                                               --------      -------        ------      --------
Total                                          $909,330      $ 8,937        $6,675      $911,592
                                               ========      =======        ======      ========
December 31, 1995 (in thousands)
-------------------------------------------
Collateralized mortgage obligations:
 U.S. Government issued                        $456,758      $ 2,963        $5,306      $454,415
 Privately issued                                95,843          227           390        95,680
Mortgage-backed pass-through securities         127,729        2,939           236       130,432
State and political subdivision securities      190,612        6,031           879       195,764
                                               --------      -------        ------      --------
Total                                          $870,942      $12,160        $6,811      $876,291
                                               ========      =======        ======      ========

As reflected in the consolidated statements of cash flows, during the first quarter of 1996, the Corporation sold $860 thousand of securities held-to-maturity. These securities were acquired in a business combination and sold due to a post-combination determination that they did not conform to Old Kent's investment policy.

The amortized cost and market values of securities held-to-maturity at December 31, 1996, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                             Estimated
                                                                Amortized     Market
December 31, 1996 (in thousands)                                  Cost         Value
--------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities:
 Due in one year or less                                        $  2,113     $  2,112
 Due after one year through five years                             4,003        4,012
                                                                --------     --------
Total U.S. Treasury and federal agency securities                  6,116        6,124
                                                                --------     --------
State and Political subdivision securities:
 Due in one year or less                                          21,979       22,373
 Due after one year through five years                            76,802       78,886
 Due after five years through ten years                           35,662       36,380
 Due after ten years                                              22,416       22,852
                                                                --------     --------
Total state and political subdivision securities                 156,859      160,491
Collateralized mortgage obligations and other
 mortgage-backed securities                                      746,355      744,977
                                                                --------     --------
Total                                                           $909,330     $911,592
                                                                ========     ========

NOTE 6. LOANS AND NONPERFORMING ASSETS

The following summarizes loans:

December 31 (in thousands)                                         1996          1995
----------------------------------------------------------------------------------------
 Commercial                                                     $2,205,837    $2,008,582
 Real estate -- Commercial                                       1,719,699     1,627,154
 Real estate -- Construction                                       428,001       267,363
 Real estate -- Residential mortgages                              859,318       832,214
 Real estate -- Consumer home equity                               728,530       623,659
 Consumer                                                        1,636,719     1,551,828
 Credit card loans                                                 317,554       323,592
 Lease financing                                                   201,398       196,160
                                                                ----------    ----------
 Total Loans                                                    $8,097,056    $7,430,552
                                                                ==========    ==========

Loans made by Old Kent to its directors and executive officers, including their family members and associated entities, aggregated $62 million and $108 million at December 31, 1996 and 1995, respectively. During 1996, new loans and other additions amounted to $89 million and repayments and other reductions were $135 million. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization and do not represent more than a normal risk of collection.

The table below summarizes impaired loans and other nonperforming assets:

December 31 (in thousands)                                       1996          1995
-------------------------------------------------------------------------------------
Impaired loans:
 Nonaccrual loans                                               $39,950       $40,173
 Restructured loans                                               2,832         3,075
                                                                -------       -------
Total impaired loans                                             42,782        43,248
 Other real estate owned                                          7,097        11,287
                                                                -------       -------
 Total nonperforming assets                                     $49,879       $54,535
                                                                =======       =======

Loans past due 90 days or more, for which interest income continues to be recognized, totalled $36.8 million and $29.0 million at December 31, 1996 and 1995, respectively. Gross interest income that would have been recorded in 1996 for nonaccrual and restructured loans as of December 31, 1996, assuming interest had been accrued throughout the year in accordance with original terms, was $3.3 million. The comparable total for 1995 was $4.0 million. The amount of interest included in income on these loans was $.9 million and $2.0 million in 1996 and 1995, respectively. During the years 1996 and 1995, impaired loans averaged $44.4 million and $47.6 million, respectively. At December 31, 1996, there was no specific valuation allowance associated with impaired loans.

Additionally, at December 31, 1996, the Corporation's management has identified loans totalling approximately $12 million as potential problem loans. These loans are not included as nonperforming assets in the table above. While these loans were in compliance with repayment terms at December 31, 1996, other circumstances caused management to seriously doubt the ability of the borrowers to continue to remain in compliance with existing loan repayment terms.

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

NOTE 7. ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses:

Year ended December 31 (in thousands)                         1996        1995        1994
--------------------------------------------------------------------------------------------
Balance at beginning of year                                $174,248    $167,253    $145,323
Additions:
Provision charged to operations                               35,236      21,666      22,465
Business acquisitions and loan purchases                          41         438       9,236
                                                            --------    --------    --------
Total additions                                               35,277      22,104      31,701
                                                            --------    --------    --------
Deductions:
Credit losses                                                (56,466)    (26,087)    (21,221)
Less recoveries                                               14,049      12,678      11,450
                                                            --------    --------    --------
Net credit losses                                            (42,417)    (13,409)     (9,771)
Loan sales                                                    (1,180)     (1,700)          -
                                                            --------    --------    --------
Total deductions                                             (43,597)    (15,109)     (9,771)
                                                            --------    --------    --------
Balance at end of year                                      $165,928    $174,248    $167,253
                                                            ========    ========    ========

NOTE 8. LEASEHOLD IMPROVEMENTS, PREMISES AND EQUIPMENT

The following summarizes leasehold improvements, premises and equipment:

December 31 (in thousands)                                        1996        1995
------------------------------------------------------------------------------------
Land                                                            $ 28,477    $ 28,970
Land improvements                                                  6,570       6,157
Buildings and improvements                                       167,906     165,963
Leasehold improvements                                            18,439      24,688
Furniture and equipment                                          135,083     119,060
                                                                --------    --------
                                                                 356,475     344,838
Less accumulated depreciation and amortization                   182,559     170,935
                                                                --------    --------
Net leasehold improvements, premises and equipment              $173,916    $173,903
                                                                ========    ========

NOTE 9. OTHER ASSETS

Other assets, as shown on the consolidated balance sheets, includes the following intangible assets (net of accumulated amortization):

December 31 (in thousands)                                       1996            1995
---------------------------------------------------------------------------------------
Goodwill                                                        $84,318         $73,951
Core deposit intangibles                                         14,557          20,830
                                                                -------         -------
Total                                                           $98,875         $94,781
                                                                =======         =======

The Corporation's capitalized mortgage servicing rights were $96.1 million (net of valuation allowance of $4.5 million) and $53.1 million (net of valuation allowance of $4.8 million) as of December 31, 1996 and 1995, respectively. At December 31, 1996, the fair value of capitalized mortgage servicing rights accounted for under SFAS No. 122 was $114.4 million, and was $62.9 million at December 31, 1995.

NOTE 10. OTHER BORROWED FUNDS

The following summarizes other borrowed funds:

December 31 (in thousands)                                         1996          1995
----------------------------------------------------------------------------------------
Bank notes                                                      $  445,000    $  575,000
Securities sold under agreements to repurchase                     441,734       381,925
Treasury tax and loan demand notes                                 111,123        83,163
Federal funds purchased                                             40,765       154,761
Other borrowed funds                                               197,245       112,768
                                                                ----------    ----------
Total other borrowed funds                                      $1,235,867    $1,307,617
                                                                ==========    ==========

Of the $445 million bank notes outstanding at December 31, 1996, $335 million mature during 1997 at interest rates ranging from 5.12% to 7.5%; $110 million mature during 1998 at interest rates ranging from 6.875% to 7.15%.

NOTE 11. PREFERRED STOCK

At December 31, 1996 and 1995, there were 25,000,000 shares of preferred stock authorized but not issued. At December 31, 1996 and 1995, 3,000,000 of these shares were designated Series A Preferred Stock and 500,000 were designated Series B Preferred Stock. On January 20, 1997, 1,000,000 shares were designated Series C Preferred Stock.

On December 31, 1996, the Corporation had outstanding 27,177,837 Series B Preferred Stock Purchase Rights ("Series B Rights"). Series B Rights were originally issued in 1989 as a dividend to holders of the Corporation's common stock at the rate of one right for each share of common stock outstanding. As a result of a three-for-two stock split and two 5% stock dividends, each share of the Corporation's common stock carried .6047 of a Series B Right at December 31, 1996. Each full Series B Right entitled the holder to buy 1/100 of a share of Series B Preferred Stock at an exercise price of $80.00. On January 20, 1997, subsequent to the date of these financial statements, the Board of Directors of Old Kent authorized the redemption of Series B Rights at $.01 per right ($.006047 per share of common stock) as of February 14, 1997. Series B Rights were replaced by a distribution of one Series C Preferred Stock Purchase Right ("Series C Rights") for each share of common stock, to shareholders of record on February 14, 1997, under a Series C Preferred Stock Purchase Rights Plan adopted by the Board on January 20, 1997. Under this plan, each Series C Right entitles the holder to buy 1/100 of a share of Series C Preferred Stock at an exercise price of $160.00. The exercise price and the number of shares of Series C Preferred Stock issuable upon the exercise of the Rights are subject to adjustment in certain cases to prevent dilution. Series C Rights are attached to and evidenced by common stock certificates and are not transferable apart from the common stock until the occurrence of certain events set forth in a Rights Agreement under which Series C Rights are issued. Series C Rights do not have any voting rights. Series C Rights are redeemable at the option of the Corporation, at a price of $.01 per Series C Right, prior to the time any person or group acquires beneficial ownership of 15% or more of the then outstanding common stock, commences a tender offer for 15% or more of the then outstanding common stock, or is declared by the board of directors to be an "adverse person" under the plan. Series C Rights expire on February 13, 2007. So long as the Rights are not separately transferable, the Corporation will issue one Right (subject to possible future adjustment) with each new share of common stock issued. If the Series C Preferred Stock Purchase Rights Plan had been in effect at December 31, 1996, and the Series B Rights had then been redeemed, there would have been 44,944,321 Series C Rights outstanding at that date, and there would have been no Series B Rights outstanding at that date.

NOTE 12. COMMON STOCK

During the years 1996 and 1995, the Corporation has issued shares in payment of stock dividends as follows:

         Amount of        Number of      Payment    Record    Declaration
Year   Stock Dividend   Shares Issued     Date       Date        Date
-------------------------------------------------------------------------
1996     5 percent        2,229,606       July 25   June 25     June 17
1995     5 percent        2,157,241     August 15   July 19     June 19

All per share amounts included in this report have been retroactively adjusted to reflect the effects of the stock dividends.

On June 17, 1996, the Board of Directors of the Corporation authorized the repurchase of up to 2.5 million shares of Old Kent Common Stock which would be reserved for later reissue in connection with future stock dividends, employee benefit plans and other corporate purposes. The directors also authorized the repurchase of Old Kent Common Stock intended for use in the acquisition of Seaway Financial Corporation. The following table lists the number of shares repurchased and reserved with the intent of future reissuance at December 31, 1996.

Old Kent Common Stock repurchased and reserved for future reissuance at December 31,    Number of
1996 (in thousands)                                                                      shares
-------------------------------------------------------------------------------------------------
Reserved for possible future stock dividends and other corporate purposes                 1,370
Reserved for use in connection with acquisition of Seaway Financial Corporation           1,002
Reserved for future reissuance for dividend reinvestment and employee stock plans           450
                                                                                          -----
Total                                                                                     2,822
                                                                                          =====

Shares reserved, as shown above, include approximately 2.5 million shares repurchased by the Corporation since authorization of the programs in June, 1996.

NOTE 13. STOCK-BASED COMPENSATION

Old Kent has stock option plans under which options may be granted to certain officers and employees at not less than the market price of Old Kent's common stock on the date of grant. The options granted are exercisable immediately and expire within ten years of the date of grant, subject to certain cancellation provisions relating to employment. At December 31, 1996, a total of 1,665,832 shares were reserved for options, including 548,837 shares available for future option grants under incentive plans.

The following table summarizes stock option transactions for the last three years.

                                              (adjusted for stock splits and dividends)
                                    -------------------------------------------------------------
                                             1996                      1995               1994
                                    -----------------------   -----------------------   ---------
                                                 Weighted                  Weighted
                                     No. of       Average      No. of       Average      No. of
                                     Shares     Exer. Price    Shares     Exer. Price    Shares
-------------------------------------------------------------------------------------------------
Options outstanding at beginning
  of year                           1,084,973   $   21.69     1,204,589   $   21.26       957,645
Options granted                       146,449       37.14       228,303       28.78       259,312
Pre-acquisition options issued by
  FNB                                       -           -             -           -       170,368
Options exercised                    (219,198)     (15.23)     (337,335)     (24.69)     (178,503)
Options forfeited                     (31,599)     (16.13)      (10,584)     (30.02)       (4,233)
                                    ---------   ---------     ---------   ---------     ---------
Options outstanding at end of year    980,625   $   25.62     1,084,973   $   21.69     1,204,589
                                    =========   =========     =========   =========     =========
Weighted average estimated fair
  value of options granted                      $    7.32                 $    5.29

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used to estimate the fair value of options granted in 1996 and 1995: a dividend yield of 3.3% for each year; an expected average life of five years for each year; expected volatility of 17.6% for each year; and risk-free interest rates of 6.6% for 1996 and 5.9% for 1995.

Options outstanding were all exercisable at December 31, 1996 as follows:

                                                                                       Weighted
                                                                       Weighted        Average
                                                                       Average        Remaining
      Exercise price          Lowest       Highest      Number of      Exercise      Contractual
        per share:            Price         Price        Options        Price        Life (years)
-------------------------------------------------------------------------------------------------
Under $25                     $12.23       $24.40        428,870       $ 17.30           3.7
Over $25                      $28.68       $37.14        551,755       $ 32.08           8.1
                                                         -------
All options                   $12.23       $37.14        980,625       $ 25.62           6.2

The Corporation accounts for it option plans under the provision of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), under which no compensation cost has been recognized in the accompanying consolidated statements of income. The table below displays pro forma amounts for net income and net income per common share which reflects the effects of additional compensation cost for 1996 and 1995 option grants as if they had been recognized under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

                                                     1996                           1995
                                          ---------------------------    ---------------------------
                                               Net         Net Income         Net
                                             Income        per Share        Income        Net Income
                                          (in millions)                  (in millions)    per Share
----------------------------------------------------------------------------------------------------
As Reported                                  $158.7          $3.39          $141.8          $2.96
Pro forma                                    $158.0          $3.37          $141.0          $2.94

Old Kent also has restricted stock plans under which certain officers and employees may be awarded restricted stock. The plans provide for the issuance of a maximum of 1,230,701 authorized but previously unissued shares of Old Kent's common stock, subject to certain antidilution adjustments, as defined in the plans. Shares issued pursuant to the plans are restricted as to sale or transfer for a period of up to five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1996, 1995, and 1994, Old Kent issued 71,326 shares, 54,684 shares and 40,936 shares of its common stock with total market values of $2,656,000, $1,705,000 and $1,252,000, respectively, which are being amortized ratably to expense over the period of restriction. At December 31, 1996, there were 150,912 shares reserved for future restricted stock plan awards.

Old Kent also has a deferred stock compensation plan under which key employees may be awarded shares of stock as deferred compensation to be received at a specified later date, which may be up to five years after the date of the award. The plan provides for the issuance of a maximum of 331,000 authorized but previously unissued shares of Old Kent's common stock. Shares awarded under the plan would not be issued until the end of the deferral period, unless there is a change of control of the Corporation, in which case the shares would be issued to a trust where they are to be held and distributed at the end of the deferral period. Employees who receive awards under this plan will receive additional compensation equal to the dividends which would have been paid on the shares awarded if they were outstanding during the deferral period. During 1996, 1995 and 1994, Old Kent awarded 18,138 shares, 20,171 shares and 24,062 shares of its common stock valued at $674,000, $629,000 and $737,000 respectively at their award dates, as deferred compensation which are ratably charged to expense from the date of award to the end of the deferral period based on current market value. At December 31, 1996, there were 220,134 shares reserved for future deferred stock compensation plan awards.

NOTE 14. OTHER INCOME AND OTHER EXPENSE

Other income, as shown on the consolidated statements of income, includes the following:

Year ended December 31 (in thousands)                      1996           1995          1994
----------------------------------------------------------------------------------------------
Transaction processing fees                               $16,078        $16,127       $12,318
Retail insurance premiums                                   7,832            456             -
Credit life insurance premiums                              4,565          4,137         3,404
Safe deposit box rental income                              2,031          1,774         1,998
Trading account gains                                       2,253          2,222         1,602
Gains on sales of assets                                    5,086            542         1,113
Other revenues                                             13,233          8,218         8,107
                                                          -------        -------       -------
Total other income                                        $51,078        $33,476       $28,542
                                                          =======        =======       =======

Other expense, as shown on the consolidated statements of income, includes the following:

Year ended December 31 (in thousands)                      1996           1995          1994
----------------------------------------------------------------------------------------------
Professional services                                    $ 13,430       $ 10,607       $ 9,122
Postage and courier charges                                12,305         10,495         9,498
Taxes other than income taxes                              11,795         10,655         9,960
Telephone and telecommunication                            11,431          9,183         7,480
Stationery and supplies                                     7,600          8,605         8,828
Other expenses                                             70,277         60,140        54,225
                                                         --------       --------       -------
Total other expenses                                     $126,838       $109,685       $99,113
                                                         ========       ========       =======

Operating results for 1995 includes restructuring charges totalling $18.2 million. The charges primarily consisted of employee severance costs for approximately 350 employees, and various charges related to abandonments of physical facilities. Recognition of these charges had the effect of reducing net income per common share by approximately $.25 for 1995. At December 31, 1996, unexpended reserves for these restructuring costs totalled $5.7 million. The table below summarizes activity in these reserve accounts since December 31, 1995.

                                                                   Reserve For:
                                                      ---------------------------------------
                                                      Employee        Facilities        Other
              (Dollars in thousands)                  Severance       Abandonment       Costs
---------------------------------------------------------------------------------------------
Balance, December 31, 1995                             $ 6,094          $4,572          $ 586
Amounts charged to the reserve pursuant to the
  restructuring plans for the year ended
  December 31, 1996                                     (4,668)           (335)          (586)
                                                       -------          ------          -----
Balance, December 31, 1996                             $ 1,426          $4,237          $   0
                                                       =======          ======          =====

Securities transactions for available-for-sale and held-to-maturity securities, as shown on the consolidated statements of income, includes gross gains and gross losses as follows:

Year ended December 31 (in thousands)                      1996           1995          1994
----------------------------------------------------------------------------------------------
Gross gains on sales of securities                       $ 11,151       $ 12,245       $10,206
Gross losses on sales of securities                       (11,023)       (11,824)       (9,193)
                                                         --------       --------       -------
Securities transactions                                  $    128       $    421       $ 1,013
                                                         ========       ========       =======
Income tax expense applicable to securities
  transactions                                           $    (45)      $   (131)      $  (240)
                                                         ========       ========       =======

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

December 31 (in thousands)                                        1996         1995
--------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including
   vested benefits of $74,923 and $70,315                       $  76,460    $  71,523
                                                                =========    =========
 Projected benefit obligation for service rendered to date       (131,246)    (119,070)
Plan assets at fair value                                         102,376      102,395
                                                                ---------    ---------
Plan assets less than projected benefit obligation                (28,870)     (16,675)
Unrecognized net actuarial loss                                    32,514       31,426
Unrecognized prior service cost
  being recognized over 19 years                                    4,929        4,183
Unrecognized net transition assets being recognized over 15
  to 19 years                                                     (14,023)     (15,762)
                                                                ---------    ---------
(Accrued) prepaid pension cost                                  $  (5,450)   $   3,172
                                                                =========    =========

Net pension expense included the following components:

Year ended December 31 (in thousands)                      1996           1995          1994
----------------------------------------------------------------------------------------------
Service cost (benefits earned during the year)           $  7,850       $  7,371       $ 5,730
Interest cost on projected benefit obligation               9,565          9,509         7,091
Actual (return) loss on plan assets                       (10,243)       (19,793)          800
Net amortization and deferral                               1,853         10,547       (11,285)
Loss from curtailment and settlement                            -            621             -
                                                         --------       --------       -------
Net periodic pension expense                             $  9,025       $  8,255       $ 2,336
                                                         ========       ========       =======

The following assumptions were used in determining the actuarial present value of the projected benefit obligations as of December 31 for each of the following years:

                                                            1996            1995          1994
-----------------------------------------------------------------------------------------------
Discount rate                                               7.75%           7.75%         8.00%
Rate of increase in future compensation levels              4.70%           4.70%         4.90%
Expected long-term rate of return on plan assets            9.00%           9.00%         9.00%

During 1995, the Corporation recorded a loss from curtailment and settlement of pension obligations which resulted from the Corporation's reengineering activities. This loss was classified as a restructuring charge in the accompanying consolidated income statement.

Eligible employees may elect to participate in Old Kent's retirement savings plans whereby the Company contributes a 50% matching contribution for each amount contributed by participating employees, within limits as defined in the plans. The cost of these retirement savings plans was $3,637,000, $2,975,000 and $2,903,000 for 1996, 1995 and 1994, respectively.

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

NOTE 16. TAXES ON INCOME

Components of the provision for income taxes are as follows:

Year ended December 31 (in thousands)                       1996          1995          1994
----------------------------------------------------------------------------------------------
Current                                                    $81,934       $77,482       $77,061
Deferred benefit                                            (1,913)       (4,683)       (8,443)
                                                           -------       -------       -------
Total provision                                            $80,021       $72,799       $68,618
                                                           =======       =======       =======

The preceding table excludes tax expense (benefit) of ($7.1 million) and $23.1 million, for 1996 and 1995, respectively, related to the market value adjustments on investment securities available-for-sale, which is recorded directly in shareholders' equity.

Income tax expense differs from that computed at the federal statutory rate as follows:

Year ended December 31 (in thousands)                       1996          1995          1994
----------------------------------------------------------------------------------------------
Tax at 35% statutory rate                                  $83,553       $75,114       $71,996
Tax effect of:
 Tax-exempt interest                                        (4,009)       (5,019)       (5,551)
 Amortization of goodwill                                    2,225         2,640         1,766
 Impact of statutory rate increase on deferred balances          -          (124)            -
 Other, net                                                 (1,748)          188           407
                                                           -------       -------       -------
Income tax expense                                         $80,021       $72,799       $68,618
                                                           =======       =======       =======
Effective tax rate                                            33.5%         33.9%         33.4%
                                                           =======       =======       =======

Components of the deferred tax assets and liabilities were as follows:

Year ended December 31 (in thousands)                            1996          1995
-------------------------------------------------------------------------------------
Deferred tax assets:
 Allowance for credit losses                                    $59,951       $60,763
 Deferred compensation                                           12,236        11,191
 Accrued expenses                                                 7,694         7,730
 Unrealized loss on securities available-for-sale                 5,309             -
 Other                                                            8,402         5,390
                                                                -------       -------
Total deferred tax assets                                        93,592        85,074
Valuation allowance                                                   -             -
                                                                -------       -------
Deferred tax assets                                              93,592        85,074
                                                                -------       -------
Deferred tax liabilities:
 Mortgage servicing rights                                       16,375         8,856
 Business combinations                                            2,347         4,518
 Prepaid pension                                                  1,739         3,713
 Depreciation                                                     1,595         2,427
 Accretion                                                        1,454         3,488
 Unrealized gain on securities available-for-sale                     -         1,815
 Other                                                            3,511         2,723
                                                                -------       -------
Deferred tax liabilities                                         27,021        27,540
                                                                -------       -------
Net deferred tax assets                                         $66,571       $57,534
                                                                =======       =======

NOTE 17. COMMITMENTS AND CONTINGENCIES

Certain facilities and equipment are leased under noncancelable operating lease agreements which expire at various dates through the year 2014. The aggregate minimum rental commitments are as follows:

Year ending December 31 (in thousands)                  Premises       Equipment        Total
----------------------------------------------------------------------------------------------
1997................................................    $ 7,138         $3,036         $10,174
1998................................................      6,252          2,212           8,464
1999................................................      5,249            482           5,731
2000................................................      3,058            242           3,300
2001................................................      1,822              -           1,822
Thereafter..........................................      5,430              -           5,430
                                                        -------         ------         -------
Total minimal payments..............................    $28,949         $5,972         $34,921
                                                        =======         ======         =======

Rental expense charged to operations in 1996, 1995, and 1994, amounted to approximately $11,706,000, $11,835,000, and $11,037,000, respectively, including amounts paid under short-term cancelable leases. Certain leases contain provisions for renewal and purchase options, and require payment of property taxes, insurance and related expenses.

Included as a reduction of Old Kent's occupancy expense is building rental income of approximately $3,222,000, $3,761,000, and $4,076,000, for 1996, 1995,
and 1994, respectively.

At December 31, 1996, Old Kent and its subsidiaries were parties, both as plaintiff and as defendant, to a number of lawsuits which arose in the ordinary course of business. In the opinion of management, after consultation with the Corporation's counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial position and results of operations.

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

                                                        1996                       1995
                                                --------------------       --------------------
                                                Notional     Credit        Notional     Credit
December 31 (in thousands)                       Amount     Exposure        Amount     Exposure
-----------------------------------------------------------------------------------------------
Swap Categories:
Receive fixed/pay floating                      $386,314     $4,156        $410,524    $10,591
Receive floating/pay fixed                        75,000          -         115,000          -
                                                --------     ------        --------    -------
                                                $461,314     $4,156        $525,524    $10,591
                                                ========     ======        ========    =======

Corporate Banking

Old Kent entered into interest rate cap and floor agreements during 1995 with a corporate client to assist them in managing their business risks. The Corporation mitigated its exposure to risk in this contract by entering into offsetting positions with an authorized counterparty. The credit risk from such agreements represents the possibility of a counterparty not paying according to the terms of the contract. This credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Credit exposure is represented by the fair value of interest rate caps and floors with a positive fair value.

                                                             1996                    1995
                                                     --------------------    --------------------
                                                     Notional     Credit     Notional     Credit
           December 31 (in thousands)                 Amount     Exposure     Amount     Exposure
-------------------------------------------------------------------------------------------------
Interest rate caps sold                              $20,000       $27       $20,000       $ 42
Interest rate caps bought                             20,000         -        20,000          -
Interest rate floors sold                             20,000        77        20,000        330
Interest rate floors bought                           20,000         -        20,000          -

Mortgage Banking

The Corporation uses both forward sales and option contracts to protect the value of residential mortgage loans that are being underwritten for future sale to investors in the secondary market. Adverse market interest rate changes, between the time that a customer receives a rate-lock commitment and when the fully-funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, Old Kent enters into forward sales contracts and purchases exchange-traded option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans. Old Kent accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case Old Kent would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales contracts and options represents the aggregate value of contracts with a positive fair value.

                                                     1996                            1995
                                            -----------------------       --------------------------
                                            Contractual     Credit        Contractual      Credit
December 31 (in thousands)                    Amount       Exposure         Amount        Exposure
----------------------------------------------------------------------------------------------------
Mortgage forward sales                       $598,000       $2,316         $236,385          $ 7
Mortgage & treasury options                   110,500           13           68,100           11

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

                                                         1996                       1995
                                                 --------------------       --------------------
                                                 Notional     Credit        Notional     Credit
December 31 (in thousands)                        Amount     Exposure        Amount     Exposure
------------------------------------------------------------------------------------------------
Interest rate floors                             $168,000      $423         $143,000     $2,309

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

                                                     1996                            1995
                                            -----------------------       --------------------------
                                            Contractual     Credit        Contractual      Credit
December 31 (in thousands)                    Amount       Exposure         Amount        Exposure
----------------------------------------------------------------------------------------------------
Foreign exchange forward contracts            $29,975        $490           $34,072         $386

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

Contractual Amount at December 31 (in millions)                  1996         1995
-----------------------------------------------------------------------------------
Commitments to extend credit                                    $3,875       $3,556
Standby and commercial letters of credit                           427          401

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

Net loans and mortgages held-for-sale

Generally, the fair value of loans was estimated by discounting the expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. For certain variable rate loans that reprice frequently and loans held-for-sale, the estimated fair value is equal to the carrying value.

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

Subordinated Debt

The fair value of subordinated debt was based on quoted market prices.

Off-balance-sheet financial instruments

The carrying value of Old Kent's interest rate contracts represents accrued interest as reflected in the consolidated balance sheets. The estimated fair value of interest rate contracts was based upon dealer or third-party quotations for the amount which might be realized from a transfer, sale or termination of such agreements. The fair value of Old Kent's commitments to extend credit, its outstanding letters of credit, foreign exchange contracts and option contracts are insignificant.

The following summarizes the carrying value and estimated fair value of financial instruments.

                                                     1996                        1995
                                           ------------------------    ------------------------
                                            Carrying     Estimated      Carrying     Estimated
December 31 (in thousands)                   Value       Fair Value      Value       Fair Value
-----------------------------------------------------------------------------------------------
Financial Assets:
 Cash and cash equivalents                 $  637,797    $  637,797    $  577,056    $  577,056
 Interest-earning deposits                        803           802       175,413       175,479
 Trading account securities                    19,009        19,009        11,699        11,699
 Securities available-for-sale              1,895,198     1,895,198     2,245,699     2,245,699
 Securities held-to-maturity                  909,330       911,592       870,942       876,291
 Mortgages held-for-sale                      589,245       589,245       270,126       270,126
 Net loans                                  7,931,128     8,164,247     7,256,304     7,539,353
 Interest receivable                           87,328        87,328        92,384        92,384
Financial Liabilities:
 Non-interest-bearing deposits             $1,580,960    $1,580,960    $1,506,149    $1,506,149
 Interest-bearing deposits -- no
  maturities                                2,935,632     2,935,632     3,074,771     3,074,771
 Interest-bearing deposits -- fixed
  maturities                                5,563,555     5,596,868     4,776,446     4,825,195
 Other borrowed funds                       1,235,867     1,238,288     1,307,617     1,314,058
 Interest payable                              66,376        66,376        66,770        66,770
 Subordinated debt                            100,000        96,920       100,000       101,920
Interest Rate Contracts Relating To:
 Assets                                           752         4,843           300         8,645
 Liabilities                                     (341)         (469)         (175)          794

NOTE 20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, Old Kent Financial Corporation, is summarized as follows:

CONDENSED BALANCE SHEETS

December 31 (in thousands)                                         1996          1995
----------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents                                      $    8,149    $    8,603
 Interest-earning deposits and other securities                    115,462       191,741
 Leasehold improvements, premises and equipment                      7,667         6,513
 Investment in and advances to subsidiaries                        992,236       929,958
 Other assets                                                       41,167        42,429
                                                                ----------    ----------
Total Assets                                                    $1,164,681    $1,179,244
                                                                ==========    ==========
Liabilities and Shareholders' Equity:
 Subordinated debt                                              $  100,000    $  100,000
 Accrued expenses and other liabilities                             70,924        63,308
                                                                ----------    ----------
 Total liabilities                                                 170,924       163,308
 Shareholders' equity                                              993,757     1,015,936
                                                                ----------    ----------
Total Liabilities and Shareholders' Equity                      $1,164,681    $1,179,244
                                                                ==========    ==========

CONDENSED STATEMENTS OF INCOME

Year ended December 31 (in thousands)                         1996        1995        1994
--------------------------------------------------------------------------------------------
Income:
 Dividends from subsidiaries                                $ 89,925    $106,300    $ 98,119
 Service fees from subsidiaries                               56,032      54,982      50,707
 Interest and other                                           10,705       9,833       5,693
                                                            --------    --------    --------
Total income                                                 156,662     171,115     154,519
                                                            --------    --------    --------
Expenses:
 Interest                                                      8,634       2,570         279
 Salaries and benefits                                        43,102      37,350      33,340
 Occupancy                                                     4,551       4,467       4,093
 Equipment                                                     6,838       9,244       9,263
 Other                                                        28,058      42,458      24,653
                                                            --------    --------    --------
Total expenses                                                91,183      96,089      71,628
                                                            --------    --------    --------
Income before income taxes and equity in undistributed
  net income of subsidiaries                                  65,479      75,026      82,891
Income tax benefit                                            10,044       9,141       4,673
                                                            --------    --------    --------
Income before equity in undistributed net income of
  subsidiaries                                                75,523      84,167      87,564
Equity in undistributed net income of subsidiaries            83,178      57,647      49,520
                                                            --------    --------    --------
Net Income                                                  $158,701    $141,814    $137,084
                                                            ========    ========    ========

CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31 (in thousands)                  1996            1995            1994
----------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                          $ 158,701       $ 141,814       $ 137,084
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
 Equity in undistributed net income of
   subsidiaries                                        (83,178)        (57,647)        (49,520)
 Depreciation, amortization and accretion                9,193          11,301           8,891
 Net gains on sales of assets                             (199)         (1,420)           (342)
 Net change in other assets                             (2,376)         (1,505)            604
 Net change in other liabilities                        12,413          15,083          12,044
                                                     ---------       ---------       ---------
Net cash provided by operating activities               94,554         107,626         108,761
                                                     ---------       ---------       ---------
Cash flows from investing activities:
 Net change in interest-earning assets                  76,249        (138,473)         56,276
 Net change in investment in and
  advances to subsidiaries                              16,658          (4,208)        (41,711)
 Purchases of leasehold improvements,
  premises & equipment, net                             (3,361)         (1,834)         (1,656)
                                                     ---------       ---------       ---------
Net cash provided by (used for) investing
  activities                                            89,546        (144,515)         12,909
                                                     ---------       ---------       ---------
Cash flows from financing activities:
 Payments on long-term debt obligations                    (61)            (57)            (52)
 Issuance of subordinated debt                               -         100,000               -
 Proceeds from common stock issuances                   10,421           8,110           5,473
 Repurchases of common stock                          (135,792)        (20,805)        (70,720)
 Dividends paid to shareholders                        (59,122)        (55,334)        (49,869)
                                                     ---------       ---------       ---------
Net cash (used for) provided by financing
  activities                                          (184,554)         31,914        (115,168)
                                                     ---------       ---------       ---------
Net (decrease) increase in cash and cash
  equivalents                                             (454)         (4,975)          6,502
Cash and cash equivalents at beginning of year           8,603          13,578           7,076
                                                     ---------       ---------       ---------
Cash and cash equivalents at end of year             $   8,149       $   8,603       $  13,578
                                                     =========       =========       =========

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank may make to its parent company. As of January 1997, the subsidiary banks may distribute to the parent company, in addition to their 1997 net income, approximately $142 million in dividends without written approval from bank regulatory agencies. The remaining net assets of subsidiary banks, approximating $827 million at December 31, 1996, are unavailable for transfer to the parent company.

NOTE 21. RISK-BASED CAPITAL

The Corporation and its subsidiary banks are subject to various regulatory capital requirements administered by federal and other banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of the Corporation and its subsidiary banks assets, liabilities, and certain off-balance-sheet-items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Core (Tier 1) capital, Total capital and Leverage ratios. Management believes, as of December 31, 1996, that the Corporation and its subsidiary banks meet all capital adequacy requirements to which it is subject.

As of March 31, 1996, the most recent notification from the Federal Reserve Board of Chicago categorized the Corporation and its subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and its subsidiary banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's or its subsidiary banks' categories.

The following summarizes the Corporation's, and its subsidiary banks' regulatory capital ratios at December 31, 1996 and 1995:

                                                                                   To Be "Well
                                                                                  Capitalized"
                                                                                      Under
                                                               For Capital           Prompt
                                                                Adequacy           Corrective
                                              Actual            Purposes        Action Provisions
                                          ---------------    ---------------    -----------------
(dollars in millions)                     Amount    Ratio    Amount    Ratio    Amount     Ratio
-------------------------------------------------------------------------------------------------
As of December 31, 1996:
Total Capital (to Risk Weighted Assets)
 Consolidated                             $1,127    11.75%    $768     8.00%      $959      10.00%
 Old Kent Bank (Michigan)                   841     10.53      639     8.00        799      10.00
 Old Kent Bank (Illinois)                   183     13.18      111     8.00        139      10.00
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated                               907      9.45      384     4.00        576       6.00
 Old Kent Bank (Michigan)                   741      9.28      319     4.00        479       6.00
 Old Kent Bank (Illinois)                   166     11.92       56     4.00         83       6.00
Leverage Ratio (to Average Assets)
 Consolidated                               908      7.31      372     3.00        620       5.00
 Old Kent Bank (Michigan)                   741      7.19      412     4.00        515       5.00
 Old Kent Bank (Illinois)                   166      7.89       84     4.00        105       5.00
As of December 31, 1995:
Total Capital (to Risk Weighted Assets)
 Consolidated                             $1,122    13.01%    $690     8.00%      $863      10.00%
 Old Kent Bank (Michigan)                   760     10.51      579     8.00        724      10.00
 Old Kent Bank (Illinois)                   173     13.90       99     8.00        124      10.00
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated                               914     10.59      345     4.00        518       6.00
 Old Kent Bank (Michigan)                   669      9.25      289     4.00        434       6.00
 Old Kent Bank (Illinois)                   157     12.64       50     4.00         75       6.00
Leverage Ratio (to Average Assets)
 Consolidated                               923      7.88      351     3.00        585       5.00
 Old Kent Bank (Michigan)                   669      7.00      382     4.00        478       5.00
 Old Kent Bank (Illinois)                   157      7.69       82     4.00        102       5.00

                    Board of Directors and Senior Management

                               BOARD OF DIRECTORS

John M. Bissell
Chairman of the Board, BISSELL Inc.
(manufacturer of homecare, healthcare
and graphics products)

John D. Boyles
Attorney-at-Law,
Verspoor, Waalkes, Lalley, Slotsema &
Talen, P.C.

Dick DeVos
President, Amway Corporation
(manufacturer of home and personal care
products)

James P. Hackett
President and Chief Executive Officer,
Steelcase Inc.
(manufacturer of office systems)

Erina Hanka
President, Suspa Inc.
(manufacturer of gas cylinders for industry)

Earl D. Holton
President, Meijer, Inc.
(food and general merchandise retailer)

Michael J. Jandernoa
Chairman and Chief Executive Officer,
Perrigo Company
(manufacturer of store-brand health
and personal care products)

John P. Keller
President, Keller Group, Inc.
(a diversified manufacturer)

William U. Parfet
Co-Chairman, MPI Research
(research laboratory conducting risk
assessment toxicology studies)

Percy A. Pierre, Ph.D.
Professor of Electrical Engineering,
Michigan State University

Robert L. Sadler
Vice Chairman of the Corporation and
President and Chief Executive Officer
of Old Kent Bank (Michigan)

Peter F. Secchia
Chairman, Universal Forest
Products, Inc.
(manufacturer and distributor of
building supplies)

B.P. Sherwood, III
Vice Chairman and Treasurer of the
Corporation and Chairman of
Old Kent Bank (Illinois)

David J. Wagner
Chairman, President and Chief
Executive Officer of the Corporation
and Chairman of Old Kent Bank
(Michigan)

                          CORPORATE EXECUTIVE OFFICERS

David J. Wagner
Chairman, President and Chief
Executive Officer

Robert L. Sadler
Vice Chairman

B.P. Sherwood, III
Vice Chairman and Treasurer

Kevin T. Kabat
Senior Executive Vice President

Robert H. Warrington
Senior Executive Vice President

Ralph W. Garlick
Executive Vice President

James A. Hubbard
Executive Vice President

David L. Kerstein
Executive Vice President,
Retail Banking and Marketing

Thomas D. Wisnom
Executive Vice President,
Community Bank Administration

Steven D. Crandall
Senior Vice President,
Human Resources

Richard L. Haug
Senior Vice President,
General Auditor

Michael J. Whalen
Senior Vice President,
Senior Credit Officer

Mary E. Tuuk
Vice President and Secretary,
Legal Coordinator

                              MANAGEMENT COMMITTEE

David J. Wagner
Chairman, President and
Chief Executive Officer,
Old Kent Financial Corporation;
Chairman,
Old Kent Bank (Michigan)

Robert L. Sadler
Vice Chairman,
Old Kent Financial Corporation;
President and Chief Executive
Officer,
Old Kent Bank (Michigan)

B.P. Sherwood, III
Vice Chairman and Treasurer,
Old Kent Financial Corporation;
Chairman,
Old Kent Bank (Illinois)

Kevin T. Kabat
Senior Executive Vice President,
Old Kent Financial Corporation;
Chief Operating Officer,
Old Kent Bank (Michigan)

Robert H. Warrington
Senior Executive Vice President,
Old Kent Financial Corporation;
President,
Old Kent Mortgage Company

David A. Dams
Executive Vice President,
Corporate Banking,
Old Kent Bank (Michigan)

E. Philip Farley
Executive Vice President,
Investment Management and Trust
Services,
Old Kent Bank (Michigan) &
(Illinois)

Ralph W. Garlick
Executive Vice President,
Old Kent Financial Corporation;
President,
Old Kent Bank -- East

James A. Hubbard
Executive Vice President,
Old Kent Financial Corporation;
President and Chief Executive
Officer,
Old Kent Bank (Illinois)

David L. Kerstein
Executive Vice President,
Retail Banking and Marketing,
Old Kent Financial Corporation

Thomas D. Wisnom
Executive Vice President,
Community Bank Administration,
Old Kent Financial Corporation

Steven D. Crandall
Senior Vice President,
Human Resources,
Old Kent Financial Corporation

Larry S. Magnesen
Senior Vice President,
Retail Administration,
Old Kent Bank (Michigan)

Michael J. Whalen
Senior Vice President,
Senior Credit Officer,
Old Kent Financial Corporation

                                     (LOGO)
                           Printed on Recycled Paper