Form 10-K405, Exhibit 13
period 1997-12-31
OLD KENT FINANCIAL CORP /MI/
filed 1998-03-05
CIK 746969

                                   EXHIBIT 13
                                   ------- --
                         ANNUAL REPORT TO SHAREHOLDERS
                         ------ ------ -- ------------

  Pursuant to Item 601(b)(13)(ii) of Regulation S-K and SEC Rule 14a-3(c), the Annual Report is not deemed to be "filed" with the Commission except for those portions that are expressly incorporated by reference in this filing.

                                                              OLD KENT FINANCIAL
                                                                     CORPORATION

                                      1997
                                 ANNUAL REPORT

                                                                   OLD KENT LOGO

OLD KENT FINANCIAL CORPORATION

1997 Annual Report

Contents                                                        Page
---------------------------------------------------------------------
Old Kent Financial Corporation                                    S-2
A Message to our Shareholders                                     S-2
Five-Year Summary of Selected Financial Data                      S-3
Financial Review                                                  S-4
Management's Responsibility for Financial Reporting              S-37
Report of Independent Public Accountants                         S-38
Consolidated Financial Statements                                S-39
Notes to Consolidated Financial Statements                       S-44
Board of Directors and Senior Management                  inside back cover

OLD KENT FINANCIAL CORPORATION

Old Kent Financial Corporation is a bank holding company. Its principal banking subsidiary, Old Kent Bank, serves more than 100 communities in Michigan and Illinois with 228 banking offices. Old Kent Bank engages in commercial and retail banking and provides trust and other financial services. Approximately 83% of the Corporation's deposits and 84% of the Corporation's loans are associated with banking offices serving the lower peninsula of Michigan. The balance of banking assets are associated with offices serving northeastern Illinois. Old Kent mortgage companies operate over 100 offices located in 25 states.

A MESSAGE TO OUR SHAREHOLDERS

This 1997 Annual Report contains audited financial statements and a detailed financial review. This is Old Kent Financial Corporation's 1997 annual report to shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 1997 Report to Shareholders accompanies this proxy statement. That report presents information concerning the business and financial results of Old Kent Financial Corporation in a format and level of detail that shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 1997 Annual Report are invited to request our Annual Report on Form 10-K.

THE ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO OLD KENT FINANCIAL CORPORATION, ATTN. CORPORATE SECRETARY, 111 LYON STREET N.W., GRAND RAPIDS, MICHIGAN 49503.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

December 31
(dollars in thousands, except per share data)     1997          1996          1995          1994          1993
------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net interest income                            $   525,927   $   494,288   $   476,693   $   455,635   $   427,587
Provision for credit losses                         45,677        35,236        21,666        22,465        34,822
Net income                                         180,304       158,701       141,814       137,084       131,324
Cash dividends                                      64,059        59,122        55,334        49,869        44,984
AVERAGE FOR THE YEAR
Assets                                         $13,298,246   $12,251,860   $11,674,214   $10,761,022   $ 9,718,875
Deposits                                        10,268,402     9,762,694     9,317,428     8,805,055     8,064,628
Loans                                            8,419,267     7,795,771     7,230,657     6,060,822     5,216,229
Total interest-earning assets                   12,274,791    11,352,830    10,875,345    10,029,250     9,046,820
Subordinated debt                                  100,000       100,000        12,603             -         5,028
Guaranteed preferred beneficial interest in
 the Corporation's junior subordinated
 debentures                                         91,787             -             -             -             -
Total shareholders' equity                       1,027,100     1,000,841       960,858       884,415       802,016
AT YEAR-END
Assets                                         $13,773,522   $12,646,828   $12,003,084   $11,477,723   $10,340,037
Deposits                                        10,228,290    10,080,147     9,357,366     9,429,337     8,411,203
Loans                                            8,469,477     8,097,056     7,430,552     6,854,849     5,344,712
Subordinated debt                                  100,000       100,000       100,000             -             -
Guaranteed preferred beneficial interest in
 the Corporation's junior subordinated
 debentures                                        100,000             -             -             -             -
Total shareholders' equity                       1,027,453       993,757     1,015,936       895,997       850,040
PER COMMON SHARE*
Basic earnings                                 $      1.90   $      1.63   $      1.42   $      1.38   $      1.33
Diluted earnings                                      1.88          1.61          1.41          1.37          1.32
Cash dividends                                       0.674         0.605         0.554         0.509         0.461
Book value at year-end                               11.07         10.53         10.15          8.96          8.50
Dividend payout ratio                                 35.9%         37.6%         39.3%         37.2%         34.9%
PERFORMANCE RATIOS
Return on average total equity                       17.55%        15.86%        14.76%        15.50%        16.37%
Return on average assets                              1.36%         1.30%         1.21%         1.27%         1.35%
Average equity to average assets                      7.72%         8.17%         8.23%         8.22%         8.25%
Yield on average interest-earning assets              8.37%         8.40%         8.44%         7.66%         7.75%
Cost of average interest-bearing liabilities          4.71%         4.71%         4.71%         3.57%         3.44%
Average net interest spread                           3.66%         3.69%         3.73%         4.09%         4.31%
Average net interest margin                           4.34%         4.41%         4.46%         4.63%         4.82%
CAPITAL RATIOS AT YEAR-END
Equity to assets                                      7.46%         7.86%         8.46%         7.81%         8.22%
Leverage ratio                                        7.37%         7.31%         7.88%         7.30%         7.78%
Risk-based capital ratio -- Tier 1                    9.52%         9.45%        10.59%        10.84%        12.61%
Risk-based capital ratio -- Tiers 1 & 2              11.73%        11.75%        13.01%        12.11%        13.87%
CREDIT QUALITY RATIOS
Allowance for credit losses to total loans            1.86%         2.05%         2.35%         2.44%         2.72%
Impaired loans to total loans                         0.65%         0.53%         0.58%         0.88%         1.12%
Nonperforming assets to total assets                  0.45%         0.39%         0.45%         0.63%         0.70%
Allowance to impaired loans                            288%          388%          403%          277%          243%
Net charge-offs to average loans                      0.58%         0.54%         0.19%         0.16%         0.33%

------------------------------

*Per share data is shown adjusted for stock dividends and a stock split.

FINANCIAL REVIEW

This financial review presents management's discussion and analysis of financial condition and results of operations. It should be read in conjunction with the consolidated financial statements beginning on page S-39 and the five year summary of selected financial data on page S-3.

Forward-Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report, contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation itself. Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "is likely", "plans", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Old Kent undertakes no obligation to update, amend or clarify forward-looking statements, as a result of new information, future events, or otherwise.

Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include, but are not limited to, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws or regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; government and regulatory policy changes; the outcome of pending and future litigation and contingencies; trends in customer behaviors as well as their ability to repay loans; and the vicissitudes of the world and national economy.

Overview

Net income was $180.3 million for 1997, the thirty-ninth consecutive year of increased earnings and dividends in Old Kent's history. This represented a 13.6% increase over net income of $158.7 million for 1996. Diluted net income per share was $1.88 for 1997, up by 16.8% over the $1.61 of diluted net income per share for 1996. Diluted net income per common share has increased at an annual compound rate of 10.5% over the past five years.

Effective with the fourth quarter of 1997, the quarterly cash dividend rate on common stock was increased to $.18 per share. The new annualized rate of $.72 per share is 11.2% greater than the rate paid in the fourth quarter of 1996 and includes the effect of a five percent stock dividend paid on July 28, 1997, and a two-for-one stock split paid on December 15, 1997. Old Kent has paid cash dividends which have increased each year since its formation as a holding company in 1972. The compound annual growth rate for the Corporation's per share dividend payment for the last five years is 11.6% and the dividend payout ratio has averaged 36.6% over that same period.

Old Kent's mission includes maximizing shareholder value. The charts on pages 12 and 13 of the accompanying proxy statement compares the performance of Old Kent Common Stock with the S&P 500 and the KBW 50 indices for a one, five and ten year period ending December 31, 1997. The total return, as shown, is measured using both stock price appreciation and the effect of reinvestment of cash dividends paid. The S&P 500 index includes the performance of five hundred individual stocks selected by Standard & Poor's Corporation to be a representative indicator of a broad base of industries whose stocks are traded and available to the investing public. The KBW 50 index is based upon the stock performance of 50 large banks selected by Keefe, Bruyette, and Woods, Inc., specialists in the banking and thrift industries. The total return of the KBW 50 index is calculated in the same manner as the S&P 500 index. The graph indicates that for each of these three time periods, the total return on an investment in Old Kent Common Stock surpasses that of the S&P 500. It also indicates that Old Kent's total return exceeded that of the KBW 50 in 1997, was similar to that of the KBW 50 for the five year period, and was 41% better than the KBW 50 total return for that past ten year period. The following table lists the December 31, 1997 value of an initial $100.00 investment made one, five and ten years prior. It also lists the equivalent compound annual rate of return.

                                                                                      Equivalent Compound
                                      December 31, 1997 value of a                          Annual
                                          $100 investment made                          Rate of Return
                                 ---------------------------------------       ---------------------------------
                                 1 yr ago      5 yrs ago      10 yrs ago       1 year      5 year       10 year
----------------------------------------------------------------------------------------------------------------
Old Kent Common Stock             $178.3        $317.3         $1,000.5         78.3%       26.0%       25.9   %
S&P 500                           $133.4        $251.6         $  524.8         33.4%       20.3%       18.0   %
KBW 50                            $146.2        $331.7         $  710.8         46.2%       27.1%       21.7   %

The Corporation's return on average total equity in 1997 was 17.55%, which compared to its return on equity of 15.86% for 1996. Old Kent's return on equity has averaged 16.0% over the past five years. Old Kent's return on average assets was 1.36% for 1997 compared to 1.30% for 1996, and has averaged 1.30% over the last five years.

Steady annual earnings increases have been attributable to balance sheet growth and to increases in non-interest income. Total average interest-earning assets increased by $922 million, or 8.1% in 1997 and by $477 million, or 4.4%, in 1996. Over the last five years, total average interest-earning assets have increased at a compound annual growth rate of 7.4%. Interest-earning assets primarily consist of securities (references to "Securities" include those classified as available-for-sale and those classified as held-to-maturity) and loans. Average securities decreased by $203 million or 6.6%, in 1997. This decrease was primarily the result of Old Kent's use of liquidity to accommodate loan growth. In 1997, total loans averaged $8,419 million, an increase of $623 million, or 8% more than the average for 1996. This growth in total loans was the result of business acquisitions as well as internally generated growth. In 1996, total loans averaged $7,796 million and represented an increase of $565 million, or 7.8% more than the average for 1995.

Business of the Corporation

Old Kent Financial Corporation ("Old Kent" or the "Corporation") is a bank holding company. The services offered by Old Kent's subsidiaries cover a wide range of banking, fiduciary and other financial services. These include commercial, mortgage, and retail loans, business and personal checking accounts, savings and retirement accounts, time deposit instruments, automated teller machines, debit cards and other electronically accessed banking services, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, investment management and trust services, personal investment and related advisory services, brokerage services, and access to insurance products and credit cards.

The principal sources of revenues for Old Kent are interest and fees on loans, which accounted for 58% of total revenues in 1997, 62% in 1996 and 62% in 1995. Interest on securities accounted for 14% in 1997, 17% in 1996, and 19% in 1995. Mortgage banking activities contributed 12% in 1997, 7% in 1996, and 5% in 1995. Approximately 83% of total deposits and approximately 84% of total loans at

December 31, 1997 were associated with banking offices serving the lower peninsula of the State of Michigan.

Old Kent has had no foreign loans at any time during the last five years. The foreign activities of the Corporation primarily involve time deposits with banks, and placements and exchange transactions for domestic customers of the banks. These activities did not significantly impact the Corporation's financial condition or results of operations. Old Kent's exposure to adverse economic conditions facing Asian markets at December 31, 1997 is indirect. This means that Old Kent had no direct credit risk and that its indirect risk is limited to the effects that events in these markets may have on Old Kent customers and the U.S. economy in general. Also, certain of Old Kent's customers conduct some portion of their business with Asian and Pacific Rim counterparties. Old Kent's management does not believe that the corporation is at material risk due to foreign activities of its customers within Asian markets.

Line-of-Business Management Approach

Old Kent's primary business activities are administered under a "line-of-business" management approach. Under this approach, key executives of the Corporation are individually responsible for optimizing operating results in each of their respective "lines."

Old Kent has identified these lines as follows:

        Line              Old Kent Executive             Primary Business Activities
--------------------------------------------------------------------------------------------
Corporate Banking        James A. Hubbard        Loans, deposits and other services for
                                                 larger corporate customers in metropolitan
                                                 markets
Retail Banking           Kevin T. Kabat          Loans, deposits and other services for
                                                 consumers and small businesses in
                                                 metropolitan markets
Community Banking        Kevin T. Kabat          Loans, deposits and other services for all
                                                 customers in smaller communities
Investment and           Robert H. Warrington    Investment management, trust, brokerage,
 Insurance Services                              and insurance services in all markets.
                                                 Loans, deposits and other services for
                                                 private banking customers in metropolitan
                                                 markets
Mortgage Banking         Robert H. Warrington    Origination and acquisition, sale and
                                                 servicing of residential mortgages on
                                                 nationwide basis
Treasury                 William L. Sanders      Investment portfolio and funds management

Old Kent established its internal financial reporting practices for the above lines in 1997. Based on "line" operating results by Old Kent for this inaugural accounting period, the relative contribution to 1997 net income from each line is shown below:

Corporate Banking                                                25%
Retail Banking                                                   20
Community Banking                                                25
Investment and Insurance Services                                 8
Mortgage Banking                                                  6
Treasury                                                         16
                                                                ---
Total                                                           100%
                                                                ===

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("131"). Old Kent is required to adopt the provisions of 131 in 1998. This statement requires that relevant segment information, as defined in the statement, be disclosed. As of December 31, 1997, the Corporation is considering how it will ultimately apply the provisions of
131. Hence, the business lines identified above may or may not be defined as "segments" by Old Kent for purposes of disclosures required by 131.

Mergers and Acquisitions

Much of Old Kent's growth has been through acquisitions. The primary method of expansion into new markets has been through acquisitions of other financial institutions or branches. Further expansion into new markets is expected to continue in a similar fashion. The following is a summary of Old Kent's significant merger and acquisition activity during the last three years.

On September 1, 1997, Old Kent Insurance Group, Inc. ("OKIG"), (a subsidiary of Old Kent Bank), acquired Grand Rapids Holland Insurance Agency, Inc., ("GRH") a provider of commercial and personal insurance products through offices in western Michigan. Old Kent issued approximately 86 thousand shares to acquire all of the outstanding common stock of GRH. When acquired, GRH had assets of approximately $6.2 million.

On January 1, 1997, Old Kent acquired Seaway Financial Corporation ("Seaway"), a bank holding company headquartered in St. Clair, Michigan. Seaway was the parent of The Commercial and Savings Bank of St. Clair County (St. Clair, Michigan) and The Algonac Savings Bank (Algonac, Michigan). When acquired, Seaway had total assets and total deposits of approximately $345 million and $302 million, respectively. Old Kent issued approximately 1.9 million shares of Old Kent Common Stock in exchange for all of the outstanding common stock of Seaway. These banks were merged into and with Old Kent Bank in 1997.

On December 4, 1996, Guyot, Hicks, Anderson & Associates, Inc. ("GHA"), a subsidiary of Old Kent Bank, purchased the assets of Insurance Resource Group, L.L.C., Poggi & Associates, L.L.C., and Insurance Consultants, L.L.C., each of which provided commercial insurance products and services through one office in Grand Rapids, Michigan. This agency, along with GHA and GRH, were combined into OKIG in 1997.

On August 1, 1996, Old Kent acquired National Pacific Mortgage Corporation ("NPMC"), a mortgage company headquartered in Anaheim, California, with 17 branch offices in California and Oregon. When acquired, NPMC had assets of approximately $150 million and a mortgage servicing portfolio of approximately $1.8 billion. NPMC is operated as a subsidiary of Old Kent Mortgage Company ("OKMC"), (a wholly owned subsidiary of the Bank).

On January 22, 1996, Old Kent acquired Republic Mortgage Corp. ("RMC"), headquartered in Salt Lake City, Utah. When acquired, RMC had total assets of approximately $39 million and serviced residential mortgages totalling approximately $127 million. RMC is operated as a subsidiary of OKMC and has regional offices in Boise, Idaho and Las Vegas, Nevada.

On December 1, 1995, the Corporation acquired GHA, a Traverse City, Michigan based insurance agency with assets of approximately $5 million on that date.

On February 1, 1995, Old Kent acquired First National Bank Corp. ("FNB"), a bank holding company headquartered in Mount Clemens, Michigan. The merger was effected through the exchange of approximately 2.6 million shares of Old Kent Common Stock for all outstanding shares of FNB common stock. The merger was accounted for as a "pooling-of-interests." When acquired, FNB had total assets of approximately $531 million and deposits of $472 million. FNB's sixteen banking offices which operate as a component of Old Kent Bank, are located in the attractive suburban market northeast of Detroit and have enhanced Old Kent's existing presence in eastern Michigan.

Summary of Operating Results

The following is a summary of the major components of the Corporation's operating results for the last five years:

     Year ended December 31
         (in thousands)               1997        1996        1995        1994        1993
---------------------------------------------------------------------------------------------
Net interest income                 $ 525,927   $ 494,288   $ 476,693   $ 455,635   $ 427,587
Add: taxable-equivalent
  adjustment                            6,291       6,243       7,814       8,704       8,786
                                    ---------   ---------   ---------   ---------   ---------
Taxable-equivalent net interest
  income                              532,218     500,531     484,507     464,339     436,373
Provision for credit losses           (45,677)    (35,236)    (21,666)    (22,465)    (34,822)
Non-interest income                   284,423     212,164     161,718     136,010     134,531
Non-interest expense                 (490,788)   (432,494)   (402,132)   (363,478)   (328,998)
Income taxes, including taxable-
  equivalent adjustment               (99,872)    (86,264)    (80,613)    (77,322)    (75,760)
                                    ---------   ---------   ---------   ---------   ---------
Net income                          $ 180,304   $ 158,701   $ 141,814   $ 137,084   $ 131,324
                                    =========   =========   =========   =========   =========

Net Interest Income

In the summaries above, the taxable-equivalent adjustment increases tax-exempt income to an amount equivalent to interest income subject to income taxes at statutory rates. The federal income tax rate was 35% for all years presented. During 1997, total average interest-earning assets increased by $922 million, or 8.1%. In that same period, total average interest-bearing liabilities increased by $900 million, or 9.4%.

The following table sets forth the changes in interest income and interest expense as they relate to changes in volumes and changes in rates:

                                 1997 Compared to 1996            1996 Compared to 1995
                                 Increase (Decrease)*              Increase (Decrease)*
                            -------------------------------   ------------------------------
                            Change in                         Change in
(Fully taxable-equivalent,   Income/     Due to     Due to     Income/     Due to    Due to
      in thousands)          Expense     Volume      Rate      Expense     Volume     Rate
--------------------------------------------------------------------------------------------
Interest-Earning Assets:
Loans (including
 mortgages-held-for-sale)    $85,190    $102,600   $(17,410)   $58,570    $ 62,343   $(3,773)
Taxable securities           (10,077)    (12,951)     2,874     (5,345)      2,794    (8,139)
Tax-exempt securities         (1,300)     (1,300)         0     (4,836)     (4,141)     (695)
Interest-earning deposits        329         364        (35)    (2,339)     (2,219)     (120)
Federal funds sold and
 resale agreements            (1,132)     (1,132)         0     (9,537)     (8,254)   (1,283)
Trading account securities     1,000         802        198       (596)       (606)       10
                             -------    --------   --------    -------    --------   -------
Change in Interest Income     74,010      88,383    (14,373)    35,917      49,917   (14,000)
                             -------    --------   --------    -------    --------   -------
Interest-Bearing
 Liabilities:
Savings deposits                (105)      1,071     (1,176)    (3,622)     (3,005)     (617)
Time deposits:
 Negotiable                  (15,846)    (13,097)    (2,749)   (21,371)    (18,962)   (2,409)
 Foreign                        (572)       (445)      (127)   (11,452)    (10,347)   (1,105)
 Consumer                     29,834      32,811     (2,977)    56,542      54,588     1,954
Federal funds purchased
 and repurchase agreements     9,439       8,581        858      2,207       4,310    (2,103)
Other borrowed funds          13,287      13,933       (646)    (8,287)     (7,538)     (749)
Subordinated and other
 long-term debt                    4         (14)        18      5,876       5,904       (28)
Guaranteed preferred
 beneficial interest in
 junior subordinated
 debentures                    6,282       6,282          0
                             -------    --------   --------    -------    --------   -------
Change in Interest Expense    42,323      49,122     (6,799)    19,893      24,950    (5,057)
                             -------    --------   --------    -------    --------   -------
Change in Net Interest
 Income                      $31,687    $ 39,261   $ (7,574)   $16,024    $ 24,967   $(8,943)
                             =======    ========   ========    =======    ========   =======

------------------------------

*The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute amounts of the change in each.

Net interest margin is calculated by dividing taxable-equivalent net interest income by average interest-earning assets. Interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest margin was 4.34% in 1997 compared to 4.41% for 1996. The interest spread was 3.66% for 1997 and 3.69% for 1996. The average yield on interest-earning assets also decreased to 8.37% in 1997 from 8.40% in 1996. The primary factor underlying the slight decreases in net interest margin, interest spread, and yield on total interest-earning assets was a decline in yield on total loans to 9.09% in 1997 from 9.21% in 1996. The average cost of interest-bearing liabilities was 4.71% in both 1997 and 1996. Therefore, the modest decline in net interest margin related entirely to the change in asset yields.

The net interest margin was 4.41% in 1996 compared to 4.46% for 1995. The interest spread was 3.69% for 1996 and 3.73% for 1995. The average yield on interest-earning assets also decreased to 8.40% in 1996 from 8.44% in 1995. The primary factor underlying the slight decreases in net interest margin, interest spread, and yield on total interest-earning assets was a decline in yield on taxable securities to 6.43% in 1996 from 6.71% in 1995. The average cost of interest-bearing liabilities was 4.71% in both 1996 and 1995. Therefore, the slight reduction in net interest margin related entirely to the change in asset yields.

                                                                           Three Month U.S.
                                               Prime Interest Rate        Treasury Bill Rate
                                             -----------------------    -----------------------
               Percentage                    1997     1996     1995     1997     1996     1995
-----------------------------------------------------------------------------------------------
Simple average during year                   8.44%    8.27%    8.83%    5.19%    5.14%    5.63%
At December 31                               8.50%    8.25%    8.50%    5.35%    5.17%    5.07%

As indicated above, interest rates over the past three years have been relatively stable, but rose slightly in 1997 and did not have a significant impact on net interest income. As shown in the preceding "rate/volume" table, the 1997 increase in average total loans was the primary factor underlying the increase in net interest income for that year. This volume increase was the result of internally generated loan growth as well as the acquisition of Seaway. The 1996 increase in net interest income was attributable to changes in volume, particularly the increase in loans.

The interest rate environment is significantly impacted by the health of the national economy and the monetary policies of the Federal Reserve. There are a number of factors which affect net interest income, including the mix of interest-earning assets, the mix of interest-bearing liabilities, and the interest rate sensitivity of the various categories. As of December 31, 1997, Old Kent's management believes that the Corporation is essentially neutral to directional changes in interest rates. This means that net interest income is expected to be similarly impacted by upward or downward movements in prevailing interest rates within anticipated ranges, as discussed later in this report.

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

                                          1997                              1996                              1995
                             -------------------------------   -------------------------------   -------------------------------
                              Average                 Net       Average                 Net       Average                 Net
(Fully taxable-equivalent,    Earning    Interest   Interest    Earning    Interest   Interest    Earning    Interest   Interest
   dollars in millions)       Assets      Spread     Income     Assets      Spread     Income     Assets      Spread     Income
--------------------------------------------------------------------------------------------------------------------------------
Source of Funding:
 Interest-bearing
  liabilities                $10,510.8     3.66%     $384.7    $ 9,610.5     3.69%     $354.6    $ 9,186.9     3.73%     $342.7
 Non-interest-bearing
  liabilities and equity       1,764.0     8.37%      147.5      1,742.3     8.40%      145.9      1,688.4     8.44%      141.8
                             ---------               ------    ---------               ------    ---------               ------
 Total                       $12,274.8               $532.2    $11,352.8               $500.5    $10,875.3               $484.5
                             =========               ======    =========               ======    =========               ======

The following table shows the relative importance of changes in interest spread, earning asset volumes and changes in funding sources:

                                  1997 Over (Under) 1996             1996 Over (Under) 1995             1995 Over (Under) 1994
                             --------------------------------   --------------------------------   --------------------------------
                             Average                   Net      Average                   Net      Average                   Net
(Fully taxable-equivalent,   Earning   Interest      Interest   Earning   Interest      Interest   Earning   Interest      Interest
   dollars in millions)      Assets     Spread        Income    Assets     Spread        Income    Assets     Spread        Income
-----------------------------------------------------------------------------------------------------------------------------------
Source of Funding:
 Interest-bearing
  liabilities                $900.3     (0.03)%       $30.1     $423.6     (0.04)%       $11.9     $686.6     (0.36)%       $(5.0)
 Non-interest-bearing
  liabilities and equity       21.7     (0.03)%         1.6       53.9     (0.04)%         4.1      159.5      0.78%         25.2
                             ------                   -----     ------                   -----     ------                   -----
 Total                       $922.0                   $31.7     $477.5                   $16.0     $846.1                   $20.2
                             ======                   =====     ======                   =====     ======                   =====

AVERAGE CONSOLIDATED BALANCE SHEETS

                                                                            1997                              1996
                                                              --------------------------------   -------------------------------
(Income and rates on fully taxable-equivalent basis, dollars   Average                 Average    Average                Average
                       in thousands)                           Balance     Interest     Rate      Balance     Interest    Rate
--------------------------------------------------------------------------------------------------------------------------------
Average Assets:
 Loans(1)                                                      8,419,267     764,967    9.09%     7,795,771   718,071     9.21%
 Taxable investment securities                                 2,710,626     177,059    6.53      2,909,593   187,136     6.43
 Tax-exempt investment securities(2)                             146,426      12,119    8.28        162,076    13,419     8.28
 Mortgages held-for-sale                                         882,085      66,668    7.56        366,380    28,374     7.74
 Interest-earning deposits:
   Domestic                                                       13,052         675    5.17          1,919       105     5.47
   Foreign                                                         2,630         149    5.67          6,885       390     5.66
 Federal funds sold and resale agreements                         79,159       4,322    5.46         99,926     5,454     5.46
 Trading account securities(2)                                    21,546       1,601    7.43         10,280       601     5.85
                                                              ----------   ---------             ----------   -------
      Total earning assets                                    12,274,791   1,027,560    8.37     11,352,830   953,550     8.40
                                                              ----------   ---------             ----------   -------
 Unrealized loss on securities available-for-sale                (17,558)                           (19,275)
 Allowance for loan losses                                      (162,070)                          (173,055)
 Cash and due from banks                                         465,178                            501,810
 Other Assets                                                    737,905                            589,550
                                                              ----------                         ----------
     Total Assets                                             13,298,246                         12,251,860
                                                              ==========                         ==========
Average Liabilities and Shareholders' Equity:
 Savings Deposits                                              3,021,239      78,815    2.61%     2,981,349    78,920     2.65%
 Time Deposits:
    Negotiable                                                   907,446      51,607    5.69      1,135,116    67,453     5.94
    Foreign                                                       38,792       2,113    5.45         46,841     2,685     5.73
    Other time                                                 4,789,534     263,358    5.50      4,191,682   233,524     5.57
                                                              ----------   ---------             ----------   -------
     Total interest-bearing deposits                           8,757,011     395,893    4.52      8,354,988   382,582     4.58
 Federal funds purchased and repurchase agreements               697,704      33,698    4.83        519,580    24,259     4.67
 Other borrowed funds                                            863,520      52,637    6.10        634,953    39,350     6.20
 Subordinated and other long-term debt                           100,789       6,832    6.78
 Floating rate subordinated debentures                            91,787       6,282    6.84        100,972     6,828     6.76
                                                              ----------   ---------             ----------   -------
     Total interest-bearing funds                             10,510,811     495,342    4.71      9,610,493   453,019     4.71
                                                                           ---------                          -------
 Demand deposits                                               1,511,391                          1,407,706
 Other liabilities                                               248,944                            232,820
 Shareholders' equity:
   Common stock, capital surplus and retained earnings         1,037,958                          1,013,370
   Unrealized losses on securities available-for-sale            (10,858)                           (12,529)
                                                              ----------                         ----------
Total Liabilities and Shareholders' Equity                    13,298,246                         12,251,860
                                                              ==========                         ==========
Fully Taxable -- Equivalent Net Interest Income                              532,218    3.66%                 500,531     3.69%
                                                                           ---------                          -------
Net Interest Income as a Percentage of Average Earning
 Assets                                                                                 4.34%                             4.41%
Percentage of Total Assets:
 Foreign Assets                                                    0.02%                              0.06%
 Foreign Liabilities                                               0.29%                              0.38%

                                                                           1995                              1994
                                                              -------------------------------   -------------------------------
(Income and rates on fully taxable-equivalent basis, dollars   Average                Average    Average                Average
                       in thousands)                           Balance     Interest    Rate      Balance     Interest    Rate
------------------------------------------------------------  -----------------------------------------------------------------
Average Assets:
 Loans(1)                                                      7,230,657   668,735     9.25%     6,060,822   507,408     8.37%
 Taxable investment securities                                 2,867,365   192,481     6.71      3,346,879   218,707     6.53
 Tax-exempt investment securities(2)                             211,830    18,255     8.62        241,431    20,010     8.29
 Mortgages held-for-sale                                         247,659    19,140     7.73        224,481    14,781     6.58
 Interest-earning deposits:
   Domestic                                                        5,635       319     5.66          1,991        97     4.87
   Foreign                                                        42,599     2,515     5.90         18,077       894     4.95
 Federal funds sold and resale agreements                        248,957    14,991     6.02        109,555     4,833     4.41
 Trading account securities(2)                                    20,643     1,197     5.80         26,014     1,160     4.46
                                                              ----------   -------              ----------   -------
     Total earning assets                                     10,875,345   917,633     8.44     10,029,250   767,890     7.66
                                                              ----------   -------              ----------   -------
 Unrealized loss on securities available-for-sale                (18,157)                           (4,835)
 Allowance for loan losses                                      (173,939)                         (159,719)
 Cash and due from banks                                         448,945                           415,999
 Other Assets                                                    542,020                           480,327
                                                              ----------                        ----------
Total Assets                                                  11,674,214                        10,761,022
                                                              ==========                        ==========
Average Liabilities and Shareholders' Equity:
 Savings Deposits                                              3,094,220    82,542     2.67%     3,424,799    79,328     2.32%
 Time Deposits:
 Negotiable                                                    1,453,454    88,824     6.11      1,492,631    66,760     4.47
   Foreign                                                       225,964    14,137     6.26        245,109    10,407     4.25
   Other time                                                  3,214,003   176,982     5.51      2,403,143   108,451     4.51
                                                              ----------   -------              ----------   -------
  Total interest-bearing deposits                              7,987,641   362,485     4.54      7,565,682   264,946     3.50
 Federal funds purchased and repurchase agreements               429,881    22,052     5.13        414,589    15,490     3.74
 Other borrowed funds                                            755,748    47,637     6.30        518,869    22,996     4.43
 Subordinated and other long-term debt
 Floating rate subordinated debentures                            13,670       952     6.96          1,202       119     9.90
                                                              ----------   -------              ----------   -------
     Total interest-bearing funds                              9,186,940   433,126     4.71      8,500,342   303,551     3.57
                                                                           -------                           -------
 Demand deposits                                               1,329,787                         1,239,373
 Other liabilities                                               196,629                           136,892
 Shareholders' equity:
    Common stock, capital surplus and retained earnings          972,665                           887,541
    Unrealized losses on securities available-for-sale           (11,807)                           (3,126)
                                                              ----------                        ----------
Total Liabilities and Shareholders' Equity                    11,674,214                        10,761,022
                                                              ==========                        ==========
Fully Taxable -- Equivalent Net Interest Income                            484,507     3.73%                 464,339     4.09%
                                                                           -------                           -------
Net Interest Income as a Percentage of Average Earning
 Assets                                                                                4.46%                             4.63%
Percentage of Total Assets:
 Foreign Assets                                                    0.36%                             0.17%
 Foreign Liabilities                                               1.94%                             2.28%







                                                                           1993
                                                              ------------------------------
(Income and rates on fully taxable-equivalent basis, dollars   Average               Average
                       in thousands)                           Balance    Interest    Rate
------------------------------------------------------------  ------------------------------
Average Assets:
 Loans(1)                                                     5,216,229   430,115     8.25%
 Taxable investment securities                                3,122,184   225,561     7.22
 Tax-exempt investment securities(2)                            221,467    19,035     8.59
 Mortgages held-for-sale                                        277,841    17,844     6.42
 Interest-earning deposits:
   Domestic                                                      10,590       575     5.43
   Foreign                                                       61,027     3,387     5.55
 Federal funds sold and resale agreements                        80,344     2,493     3.10
 Trading account securities(2)                                   57,138     1,927     3.37
                                                              ---------   -------
    Total earning assets                                      9,046,820   700,937     7.75
                                                              ---------   -------
 Unrealized loss on securities available-for-sale                     0
 Allowance for loan losses                                     (136,149)
 Cash and due from banks                                        403,051
 Other Assets                                                   405,153
                                                              ---------
Total Assets                                                  9,718,875
                                                              =========
Average Liabilities and Shareholders' Equity:
 Savings Deposits                                             3,233,037    83,090     2.57%
 Time Deposits:
    Negotiable                                                1,126,356    38,123     3.38
    Foreign                                                     210,916     6,862     3.25
    Other time                                                2,396,837   114,393     4.77
                                                              ---------   -------
  Total interest-bearing deposits                             6,967,146   242,468     3.48
 Federal funds purchased and repurchase agreements              452,736    12,810     2.83
 Other borrowed funds                                           273,892     8,771     3.20
 Subordinated and other long-term debt
 Floating rate subordinated debentures                            6,296       515     8.18
                                                              ---------   -------
      Total interest-bearing funds                             7,700,070   264,564     3.44
                                                                          -------
 Demand deposits                                              1,097,482
 Other liabilities                                              119,307
 Shareholders' equity:
    Common stock, capital surplus and retained earnings         802,016
    Unrealized losses on securities available-for-sale                0
                                                              ---------
Total Liabilities and Shareholders' Equity                    9,718,875
                                                              =========
Fully Taxable -- Equivalent Net Interest Income                           436,373     4.31%
                                                                          -------
Net Interest Income as a Percentage of Average Earning
 Assets                                                                               4.82%
Percentage of Total Assets:
 Foreign Assets                                                   0.63%
 Foreign Liabilities                                              2.17%

------------------------------
(1) Loan fees are included in interest income and are used to calculate average rates earned. Non-accrual loans are included in the average loan balances.

(2) Yields are computed on a fully taxable-equivalent basis using a federal tax rate of 35% in all years presented.

LOAN PORTFOLIO

As a financial intermediary, the acceptance and management of credit risk is an integral part of Old Kent's business activities. The Corporation has established strict credit underwriting standards. Except for certain loans, these standards include a policy of granting loans only within Old Kent's defined market areas and prohibition of foreign loans. Lending standards are codified in a comprehensive lending policy which is uniform throughout the organization. Old Kent's lending staff is highly skilled and experienced. The Corporation's lending philosophy is implemented through strong administrative and reporting requirements. Old Kent maintains a centralized, independent loan review function which monitors asset quality at its subsidiary banks. The Corporation also employs a centralized group of specialists which assists the subsidiaries in resolving troubled loans.

                                                                 Percent of
      Composition of total loans at December 31, 1997:             total
------------------------------------------------------------------------------
Commercial, financial, agricultural loans and leases                 32%
Real estate loans - commercial and construction                      28%
                                                                    ---
  Total commercial                                                   60%
Real estate loans - residential mortgages                             9%
Consumer home equity loans                                           11%
Consumer loans (primarily automobile loans)                          20%
Credit card loans                                                     0%
                                                                    ---
  Total                                                             100%
                                                                    ===

Old Kent has a diversified loan portfolio. Approximately 40% of Old Kent's loan assets are comprised of credits granted to consumers in the form of residential mortgages and a variety of other consumer credit products, such as automobile loans, home equity loans, educational loans and other consumer financings.

During 1997, Old Kent discontinued business activity as an underwriter of credit card loans. In June 1997, Old Kent sold substantially all of its credit card loans, as described on pages S-18 and S-21 of this financial review and Note 6 (page S-52) of the Consolidated Financial Statements.

Loans to commercial borrowers represent approximately 60% of Old Kent's loan portfolio. These loans are grouped by their nature and industry diversification as non-real estate related and as real estate related.

Commercial loan mix at December 31, 1997:

                                                           Real Estate Related
                                                        -------------------------          Non-Real
                                                         Owner         Non-owner            Estate
        (dollars in millions)             Total         Occupied        Occupied            Related
-------------------------------------------------------------------------------------------------------
Contractors & Property Managers          $1,604.6       $  442.8        $  856.7           $  305.1
Services                                    850.8          238.7           174.4              437.7
Manufacturing                               728.8           73.6            14.3              640.9
Retail                                      532.5           99.7            27.8              405.0
Wholesale                                   389.7           35.0             9.7              345.0
Finance                                     258.6           64.7            81.4              112.5
Transportation                              143.9           23.3            14.8              105.8
Agriculture                                  65.4           14.3             4.1               47.0
Other                                       355.0          116.5            61.5              177.0
Leasing                                     171.5            0.0             0.0              171.5
                                         --------       --------        --------           --------
Total                                    $5,100.8       $1,108.6        $1,244.7           $2,747.5
                                         ========       ========        ========           ========

At December 31, 1997, Old Kent's commercial loan and lease portfolio, excluding real estate related loans, approximated $2.7 billion, or about 32% of total loans. Loans to manufacturers represented the largest component, at 23% of total non-real estate commercial loans. These loans are diversified among a large number of borrowers who produce a wide variety of durable and non-durable goods.

Commercial real estate and construction loans at December 31, 1997 aggregated approximately $2.4 billion, or 28% of total loans. These loans have been grouped as owner-occupied (borrowers who occupy and utilize the loan related property in their respective businesses) and as non-owner-occupied (borrowers whose principal purpose of ownership lies in the production of rental receipts from the related property). As indicated, loans to the various categories of owner-occupied properties were 47% of commercial real estate and construction loans and loans for non-owner occupied properties were 53% of that total. Non-owner occupied loans totaled $1.2 billion, or 15% of total loans and are distributed over a diverse base of borrowers. The largest segment within non-owner occupied loans was housing related loans at 17% of total commercial real estate and construction loans.

Old Kent has no foreign loans. In addition, Old Kent's policy is to be highly restrictive in granting credit to borrowers in businesses which are highly cyclical, such as agriculture and petroleum production, and the Corporation is selective in participating in loan syndications.

The following table summarizes the components of the Corporation's total loans at December 31 for each of the last five years:

  December 31 (dollars in millions)       1997       1996       1995       1994       1993
--------------------------------------------------------------------------------------------
Commercial, financial and agricultural
  loans                                 $2,576.0   $2,205.8   $2,008.6   $1,655.8   $1,390.8
Real estate loans -- commercial          1,796.3    1,719.7    1,627.1    1,326.0    1,297.9
Real estate loans -- construction          557.0      428.0      267.4      397.4      166.1
Real estate loans -- residential
  mortgages                                766.0      859.3      832.2    1,028.0      665.1
Consumer home equity loans                 906.8      728.6      623.7      562.0      608.8
Consumer loans -- other                  1,694.1    1,636.7    1,551.8    1,672.2    1,098.5
Credit card loans                            1.7      317.6      323.6      102.2       62.4
Lease financing                            171.5      201.4      196.2      111.2       55.1
                                        --------   --------   --------   --------   --------
Total loans                             $8,469.4   $8,097.1   $7,430.6   $6,854.8   $5,344.7
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

The following table summarizes the credit loss provisions, net credit losses and the allowance for credit losses for the last five years:

      Year ended December 31
      (dollars in thousands)           1997       1996       1995       1994       1993
-----------------------------------------------------------------------------------------
Provision for credit losses          $ 45,677   $ 35,236   $ 21,666   $ 22,465   $ 34,822
Net credit losses                      48,777     42,417     13,408      9,771     16,979
Allowance for credit losses at
  year-end                            157,417    165,928    174,248    167,253    145,323
Allowance as a percentage of:
 Year-end loans                          1.86%      2.05%      2.35%      2.44%      2.72%
 Year-end loans, excluding loans
   secured by residential mortgages      2.04%      2.29%      2.64%      2.87%      3.21%
 Impaired loans                           288%       388%       403%       277%       243%
Ratio of net charge-offs to average
  loans outstanding during the year      0.58%      0.54%      0.19%      0.16%      0.33%
Credit loss recoveries as a
  percentage of prior year
  charge-offs                              28%        54%        60%        44%        25%

The provision for credit losses for 1997 was $10.4 million more than that of 1996. This increase was primarily related to stresses on consumer credit quality as evidenced by increased net loan charge-offs. Impaired loans at December 31, 1997 totaled $54.7 million, an increase of $11.9 million over $42.8 million at year-end 1996. At December 31, 1997, the ratio of the allowance to impaired loans was 288%. Over the past five years, the Corporation's actual loss experience on residential real estate loans has been negligible. At December 31, 1997, the ratio of the allowance to total loans exclusive of residential mortgages was 2.04%.

The following table summarizes loan balances at the end of each period and the daily averages; changes in the allowance for credit losses arising from loans charged-off and recoveries on loans previously charged-off, by loan classification; and additions to the allowance which have been charged to expense:

  Year ended December 31
  (dollars in thousands)        1997         1996         1995         1994         1993
-------------------------------------------------------------------------------------------
Loans outstanding at end of
 year                        $8,469,477   $8,097,056   $7,430,552   $6,854,849   $5,344,712
                             ==========   ==========   ==========   ==========   ==========
Daily average of loans
 outstanding for year        $8,419,268   $7,795,771   $7,230,657   $6,060,822   $5,216,229
                             ==========   ==========   ==========   ==========   ==========
Balance of allowance for
 credit losses at beginning
 of year                     $  165,928   $  174,248   $  167,253   $  145,323   $  125,375
Net change in allowance due
 to loans (sold) and
 purchased                       (5,411)      (1,139)      (1,263)       9,236        2,105
Provision for credit losses      45,677       35,236       21,666       22,465       34,822
Loans charged-off:
Commercial, financial and
 agricultural loans              11,500        3,798        5,241        3,632        7,916
Real estate loans --
 commercial                       1,315        3,451        2,805        7,460        7,694
Real estate loans --
 construction                       911           67           29          605        1,198
Real estate loans --
 residential mortgages                1           10          232          641          854
Consumer loans (including
 home equity loans)              32,363       18,664       11,005        6,422        5,756
Credit card loans                13,551       20,855        5,626        1,718        1,568
Lease financing                   5,021        9,621        1,148          743        1,007
                             ----------   ----------   ----------   ----------   ----------
Total charged-off                64,662       56,466       26,086       21,221       25,993
                             ----------   ----------   ----------   ----------   ----------
Recoveries of loans
 previously charged-off:
Commercial, financial and
 agricultural loans               4,175        3,199        2,721        3,167        3,275
Real estate loans --
 commercial                       3,242        4,703        5,779        3,915        2,060
Real estate loans --
 construction                        73        1,359          469          927           76
Real estate loans --
 residential mortgages                0           35           47          229          520
Consumer loans (including
 home equity loans)               6,323        3,015        2,875        2,362        2,326
Credit card loans                   579          929          600          556          550
Lease financing                   1,493          809          187          294          207
                             ----------   ----------   ----------   ----------   ----------
Total recovered                  15,885       14,049       12,678       11,450        9,014
                             ----------   ----------   ----------   ----------   ----------
Balance of allowance for
 credit losses at end of
 year                        $  157,417   $  165,928   $  174,248   $  167,253   $  145,323
                             ==========   ==========   ==========   ==========   ==========

The following tables summarize net credit losses (total loans charged-off less total loans recovered) and their relationship to the daily average balances for each loan type listed for the last five years:

Net credit losses (recoveries) for the year ended
           December 31 (in thousands)               1997      1996      1995      1994     1993
-------------------------------------------------------------------------------------------------
Commercial, financial and agricultural loans       $ 7,325   $   599   $ 2,520   $  465   $ 4,641
Real estate loans -- commercial                     (1,927)   (1,252)   (2,974)   3,545     5,634
Real estate loans -- construction                      838    (1,292)     (440)    (322)    1,122
Real estate loans -- residential mortgages               1       (25)      185      412       334
Consumer loans (including home equity loans)        26,040    15,649     8,130    4,060     3,430
Credit card loans                                   12,972    19,926     5,026    1,162     1,018
Lease financing                                      3,528     8,812       961      449       800
                                                   -------   -------   -------   ------   -------
Total net credit losses                            $48,777   $42,417   $13,408   $9,771   $16,979
                                                   =======   =======   =======   ======   =======
Net credit losses as a percentage of daily
  average total loans                                 0.58%     0.54%     0.19%    0.16%     0.33%
                                                   =======   =======   =======   ======   =======

The allowance for credit losses has been allocated according to the amount deemed reasonably necessary to provide for the probable losses inherent within each of the following categories at the dates indicated:

                                    1997                      1996                      1995                      1994
 Allocation of allowance   -----------------------   -----------------------   -----------------------   -----------------------
  for credit losses at                 Percent of                Percent of                Percent of                Percent of
       December 31                      loans to                  loans to                  loans to                  loans to
 (dollars in thousands)    Allowance   total loans   Allowance   total loans   Allowance   total loans   Allowance   total loans
--------------------------------------------------------------------------------------------------------------------------------
Commercial, financial and
 agricultural              $ 66,000        30.4%     $ 55,000        27.2%     $ 60,000        27.0%     $ 52,000        24.2%
Real estate -- commercial    26,000        21.2        26,000        21.2        36,000        21.9        34,000        19.3
Real estate --
 construction                 3,000         6.7         3,000         5.3         3,000         3.6         5,000         5.8
Real estate --
 residential                  1,000         9.0         1,300        10.6         2,000        11.2         3,000        15.0
Consumer loans (including
 home equity loans)          42,000        30.7        40,000        29.3        35,000        29.3        35,000        32.6
Credit card loans                 -           -        16,000         3.9         8,300         4.4         5,000         1.5
Leases                        7,600         2.0        11,300         2.5         3,100         2.6         1,660         1.6
Not allocated                11,817                    13,328                    26,848                    31,593
                           --------       -----      --------       -----      --------       -----      --------       -----
Total allowance for
 credit losses             $157,417      100.0%      $165,928      100.0%      $174,248      100.0%      $167,253      100.0%
                           ========       =====      ========       =====      ========       =====      ========       =====

                                    1993
 Allocation of allowance   -----------------------
  for credit losses at                 Percent of
       December 31                      loans to
 (dollars in thousands)    Allowance   total loans
--------------------------------------------------------------------------------------------------------------------------------
Commercial, financial and
 agricultural              $ 46,000        26.0%
Real estate -- commercial    33,000        24.3
Real estate --
 construction                 3,000         3.1
Real estate --
 residential                  3,000        12.5
Consumer loans (including
 home equity loans)          24,000        31.9
Credit card loans             3,000         1.2
Leases                          900         1.0
Not allocated                32,423
                           --------       -----
Total allowance for
 credit losses             $145,323      100.0%
                           ========       =====

Net credit losses as a percent of daily average
              balance for the year                1997       1996       1995       1994       1993
--------------------------------------------------------------------------------------------------
Commercial, financial and agricultural loans       0.30%      0.03%      0.14%      0.03%     0.35%
Real estate loans -- commercial                   (0.11)     (0.08)     (0.19)      0.27      0.43
Real estate loans -- construction                  0.17      (0.37)     (0.19)     (0.18)     0.61
Real estate loans -- residential mortgages         0.00       0.00       0.02       0.03      0.02
Consumer loans (including home equity loans)       1.03       0.69       0.37       0.27      0.35
Credit card loans                                 10.64       5.85       2.32       1.51      1.81
Leases                                             1.86       4.34       0.57       0.53      1.58
                                                  -----      -----      -----      -----      ----
Total                                              0.58%      0.54%      0.19%      0.16%     0.33%
                                                  =====      =====      =====      =====      ====

In 1997, net charge-offs of commercial, financial and agricultural loans increased from the lower levels of the years 1994 through 1996. Management believes that the 1997 level is more representative of long-term credit loss experience for these types of loans.

As shown above, in 1997 and 1996, net loans charged-off for both consumer loans and credit card loans increased to levels above the trend of the preceding years. This change from the prior trend included a notable increase in losses due to consumer bankruptcies. Old Kent's management cannot predict whether consumer credit quality will improve or deteriorate in the near-term. In June 1997, the Corporation discontinued business activities as an underwriter of credit card loans concurrent with its sale of nearly all such loans (approximately $266 million) at that time.

Nonperforming Assets

The following is a summary of nonperforming assets for the last five years:

   December 31 (dollars in thousands)       1997      1996      1995      1994      1993
------------------------------------------------------------------------------------------
Impaired loans:
  Nonaccrual loans                         $52,036   $39,950   $40,173   $54,576   $54,291
  Restructured loans                         2,688     2,832     3,075     5,838     5,426
                                           -------   -------   -------   -------   -------
Total impaired loans                        54,724    42,782    43,248    60,414    59,717
Other real estate owned                      7,619     7,097    11,287    12,366    12,770
                                           -------   -------   -------   -------   -------
Total nonperforming assets                 $62,343   $49,879   $54,535   $72,780   $72,487
                                           =======   =======   =======   =======   =======
Impaired loans as a percentage of total
  loans                                       0.65%     0.53%     0.58%     0.88%     1.12%

Loans past due 90 days or more, but for which interest income continues to be recognized, are not included in the Corporation's nonperforming assets. The following table summarizes such loans for the last five years.

   December 31 (Dollars in thousands)       1997      1996      1995      1994      1993
------------------------------------------------------------------------------------------
Loans past due ninety days or more         $13,523   $36,817   $29,080   $11,677   $11,664
Loans past due ninety days or more, as a
  percentage of total loans                   0.16%     0.45%     0.39%     0.17%     0.22%

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. The management of Old Kent believes that the allowance for credit losses at December 31, 1997 is adequate to absorb probable credit losses inherent in the loan portfolio. The Corporation's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrowers' ability to repay loan principal. Since Old Kent immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these assets is generally limited to cash collections of interest.

OTHER INCOME

Total non-interest income increased $72.3 million, or 34.1% in 1997 compared to an increase of $50.4 million, or 31.2% in 1996. Non-interest income (excluding security transactions and non-recurring gains) has become a proportionally greater component of Old Kent's total revenues. In 1997, non-interest income was 33.1% of total revenues compared to 29.5% for 1996, and 25.6% for 1995. This favorable change in revenue mix is a direct result of Old Kent's goal to diversify its revenue streams. A discussion of non-interest income components follows.

The following table summarizes the major categories of other income for the last three years:

       Year ended December 31 (in thousands)            1997           1996           1995
--------------------------------------------------------------------------------------------
Mortgage banking revenues -- net                      $ 93,841       $ 57,574       $ 32,363
Trust revenues                                          53,434         46,027         43,281
Service charges on deposit accounts                     49,170         45,352         40,266
Transaction processing fees                             17,330         13,104         12,417
Non-recurring gains                                     20,859          4,158          2,202
Retail insurance commissions                             9,421          7,832            456
ATM fees                                                 5,873          2,622          3,588
Credit life insurance commissions                        4,791          4,565          4,137
Brokerage commissions                                    3,281          1,543          1,024
Gains on sales of other assets                           2,235          1,108            542
Safe deposit box rental income                           2,090          2,031          1,774
Securities transactions                                    743            128            421
Other                                                   21,355         26,120         19,247
                                                      --------       --------       --------
Total other income                                    $284,423       $212,164       $161,718
                                                      ========       ========       ========

Mortgage Banking Revenues

Growth and expansion in Old Kent's mortgage banking business have favorably influenced non-interest income. Mortgage banking revenues can be significantly influenced by interest rate cycles and market place demographics. As a result, these revenues may vary significantly from period to period.

The following summarizes the mortgage banking activity and revenue for the past three years:

       Year ended December 31 (in thousands)            1997         1996         1995
-----------------------------------------------------------------------------------------
Originations and acquisitions of mortgages
  held-for-sale                                      $6,878,737   $3,409,276   $2,060,201
                                                     ==========   ==========   ==========
Proceeds from sales of mortgages held-for-sale        6,265,742    3,236,859    1,993,642
                                                     ==========   ==========   ==========
Mortgage banking revenue (net), consisted of:
 Mortgage banking gains -- originations and sales
   of loans                                              60,492       32,893       14,394
 Mortgage banking gains -- sales of servicing             9,054          853        4,003
                                                     ----------   ----------   ----------
 Subtotal -- mortgage banking gains                      69,546       33,746       18,397
 Mortgage origination fees (net of direct costs)         13,965       14,060        7,301
 Mortgage loan servicing revenues (net of direct
   costs)                                                10,330        9,768        6,665
                                                     ----------   ----------   ----------
Total mortgage banking revenue -- net                $   93,841   $   57,574   $   32,363
                                                     ==========   ==========   ==========

               December 31 (in millions)                   1997          1996          1995
--------------------------------------------------------------------------------------------
Mortgages serviced for third parties                      $11,805       $ 9,863       $6,859
Mortgages held-for-sale                                     1,272           589          270
Mortgage loans serviced by Old Kent for its own
  portfolio                                                   766           859          832
                                                          -------       -------       ------
Total                                                     $13,843       $11,311       $7,961
                                                          =======       =======       ======

As shown above, originations and acquisitions of mortgages held-for-sale increased in 1997 and 1996. These increases were largely due to the described acquisitions and geographic expansion of Old Kent Mortgage Company ("OKMC) which, as of December 31, 1997, conducted its business nationwide from over 100 offices in 25 states. At December 31, 1996, OKMC had 79 offices in 17 states. The

August 1996 acquisition of NPMC and January 1996 acquisition of RMC contributed to the growth of OKMC along with its other business initiatives such as establishing offices in the eastern United States.

Mortgage banking activities include the origination and acquisition of residential mortgage loans, the sale of loans with retention of servicing rights, the sale of loans accompanied by the sale of servicing rights, the sale of servicing rights, and acquisitions of servicing rights. In 1997, mortgage banking gains were $35.8 million more than in 1996. This increase was primarily attributable to growth and expansion of Old Kent Mortgage Company along with a higher level of gains on the sales of servicing rights. The sale of servicing rights has become a more integral part of OKMC's business strategies primarily as a means of managing the risks associated with the value and volatility of mortgage servicing rights assets. During the third quarter of 1997, OKMC entered into an agreement to sell servicing rights of between $1.8 to $3.6 billion during the period from September 1997 to August 1998. This forward bulk servicing sale agreement provides for monthly sales of newly originated conventional mortgage servicing rights. At December 31, 1997 OKMC had sold servicing rights of approximately $1.0 billion under this agreement. Also, as discussed in the Notes to Consolidated Financial Statements for December 31, 1997, OKMC from time-to-time may utilize certain financial instruments as a means of managing risks to the market value of both mortgage servicing rights and mortgages held-for-sale.

In 1996, mortgage banking gains were $15.3 million greater than those of 1995, primarily due to business acquisitions.

For the past three years, net mortgage servicing revenue was comprised of:

           Year ended December 31 (in thousands)               1997      1996      1995
----------------------------------------------------------------------------------------
Mortgage servicing revenues                                    41,265    28,223   14,718
Amortization and impairment of mortgage servicing rights and
  other direct servicing costs                                (30,935)  (18,455)  (8,053)
                                                              -------   -------   ------
Mortgage loan servicing revenues (net of direct costs)         10,330     9,768    6,665
                                                              =======   =======   ======

The results of operations of OKMC represented approximately 6.2%, 4.5% and 3.0% of the Corporation's net income for the years 1997, 1996, and 1995, respectively.

Investment Management and Trust Revenues

Investment Management and Trust activities also generate sizeable revenues for Old Kent. Trust revenues increased to $53.4 million in 1997, up $7.4 million, or 16.1%, over 1996. This compares to a $2.7 million increase, or 6.3%, in 1996. These increases also reflect the Corporation's growth and optimization of its fee-based businesses. The 1997 increase includes the effect of acquiring Seaway January 1, 1997, and reflects the effects of business development; a favorable securities market also had a beneficial effect in 1997. The table below summarizes assets managed in a fiduciary capacity as of the dates indicated.

                 December 31 (in billions)                    1997   1996   1995
--------------------------------------------------------------------------------
Net assets managed directly by Old Kent for customers         $6.8   $5.6   $5.3
Kent Fund Assets                                              $5.1   $4.2   $3.9

Service Charges on Deposit Accounts

Service charges on deposit accounts increased to $49.2 million in 1997, an increase of $3.8 million or 8.4%. This compares to an increase of $5.1 million, or 12.6% in 1996. These increases were due both to an increase in the deposit base and to Old Kent's continuing focus on improving non-interest revenues. The 1997 increase included the effect of the Seaway acquisition. The increase also included the beneficial impact of product and pricing changes implemented by Old Kent during the last quarter of 1997.

Transaction Processing Fees

Transaction processing fees include items such as fees and commissions on money orders and traveler checks, foreign exchange fees, debit card interchange income, check cashing fees and collection charges. These revenues totaled $17 million in 1997 and $13 million in 1996. The $4 million increase in comparing 1997 to 1996 was due to increased money order commissions and debit card interchange income.

Non-recurring Income

Non-recurring and other real estate owned income include those items which Old Kent considers to be outside the norm of its typical ongoing business activities. The amount reported for 1997 includes a $16.7 million (pre-tax) gain on a June 1997 sale of $266 million credit card loan portfolio. This gain contributed $10.6 million to net income and $.11 to earnings per share for 1997. This transaction resulted from Old Kent's decision to discontinue business activity as an underwriter of credit card loans, with the intent of improving the future profitability of the Corporation.

Retail Insurance Commissions

The increase in retail insurance commissions to $9.4 million in 1997 and $7.8 million in 1996 is due to Old Kent's acquisition of insurance agencies, beginning in late 1995, as part of the Corporation's emphasis on fee-based revenues.

OTHER EXPENSES

The following table summarizes the major categories of other expenses for the last three years:

         Year ended December 31 (in thousands)              1997       1996       1995
----------------------------------------------------------------------------------------
Salaries                                                  $211,137   $174,429   $153,476
Employee benefits                                           41,880     37,770     31,682
Occupancy                                                   35,000     30,388     28,635
Equipment                                                   29,590     24,647     24,746
Professional services                                       15,944     13,430     10,607
Telephone and telecommunications                            14,339     11,431      9,183
Stationery and supplies                                     13,628      7,600      8,605
Taxes other than income taxes                               13,559     11,795     10,655
Amortization of goodwill and core deposit intangibles       13,412     10,109     11,864
Postage and courier charges                                 13,026     12,305     10,495
Advertising and promotion                                    9,683     24,867      9,918
Legal, audit and examination fees                            5,580      4,741      5,600
Nonrecurring and other real estate owned expenses            4,540        988      2,801
FDIC insurance (including $1.7 million SAIF assessment
 in 1996)                                                    1,309      2,458     11,123
Restructuring charges                                            -          -     18,204
Other                                                       68,161     65,536     54,538
                                                          --------   --------   --------
Total other expenses                                      $490,788   $432,494   $402,132
                                                          ========   ========   ========

Salaries and employee benefits

Salaries and employee benefits represent the largest category of non-interest expense. These personnel costs increased by $40.8 million in 1997 and $27.0 million in 1996 primarily due to business acquisitions and growth and expansion of OKMC. Old Kent measures its staff size in terms of full-time equivalent ("FTE") employees. Full-time equivalency expresses staff size by translating the efforts of part-time employees and overtime hours into the equivalent efforts of full-time employees.

The following summarizes FTE staff sizes as of the dates indicated:

                                            FTE change
                                           Dec. 31, 1997
      Full-time Equivalent Staff         vs. Dec. 31, 1996   12/31/97   12/31/96   12/31/95
-------------------------------------------------------------------------------------------
Banking units                                   112           4,390      4,278      4,450
Mortgage banking                                463           1,622      1,159        426
Insurance, leasing and brokerage units          104             316        212        191
                                                ---           -----      -----      -----
Total FTE                                       679           6,328      5,649      5,067
                                                ===           =====      =====      =====

The table above reflects a 112 person increase in staff assigned to banking units. This increase is primarily the result of Old Kent's purchase of Seaway. When acquired on January 1, 1997, Seaway's FTE staff totalled 233 persons. The table also displays a 463 person increase in the staff size of OKMC. This increase is primarily attributable to geographic expansion of Old Kent's mortgage banking business as previously discussed. The 104 person increase in other non-banking units resulted from growth in the Corporation's retail insurance business, Old Kent Insurance Group, Inc. as well as staff additions aimed at building the business of Old Kent Brokerage Services, Inc.

Occupancy and Equipment Expense

Occupancy expense increased by $4.6 million in 1997 due to business acquisitions and the geographic expansion of OKMC. Occupancy expense increased by $1.8 million, or 6.1%, in 1996 due to the effect of OKMC business acquisitions. The table below summarizes occupancy expense for the years indicated:

                                                       1997 over
Occupancy expense for the year (Dollars in thousands)    1996       1997      1996      1995
----------------------------------------------------------------------------------------------
Banking units                                           $2,059     $27,979   $25,920   $26,827
Mortgage banking                                         2,319       6,076     3,757     1,473
Insurance, leasing and brokerage units                     234         945       711       335
                                                        ------     -------   -------   -------
Total occupancy expense                                 $4,612     $35,000   $30,388   $28,635
                                                        ======     =======   =======   =======

Equipment expense increased by approximately $5 million in 1997 as compared to the two preceding years. This increase includes the effects of acquisition and expansion. It also reflects the effects of changes in Old Kent's retail delivery system. Old Kent increased its use of ATMs as a means of improving and expanding retail service access; at December 31, 1997, Old Kent had 380 ATM's in operation as compared to 295 one year earlier. Management expects that another 40 such machines may be placed in service in 1998.

Advertising and Promotion Expense

In 1997, these costs totaled $9.7 million. The $15.2 million decrease from 1996 was the result of the discontinuation of a costly promotional program related to credit cards as discussed below.

Advertising and promotion expense increased substantially in 1996 to $24.9 million. In 1995, these costs totaled $9.9 million. The reason for this increase was a promotional program known as "CardMiles", for which $17.1 million of expense was recognized in 1996. This program, a credit card product enhancement, began in early 1995 and offered cardholders one CardMile for each dollar charged to their card. After accumulating specified levels of CardMiles, the cardholder was eligible to redeem certificates issued under the program for airfare and/or free airline tickets.

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

CardMiles allowance for redemption reserve (Dollars in thousands)   1997      1996     1995
--------------------------------------------------------------------------------------------
Balance of allowance for redemption reserve, January 1             $10,823   $   320   $   0
Certificate redemptions during year                                 (7,941)   (6,597)   (480)
Expense recognized during year                                         700    17,100     800
                                                                   -------   -------   -----
Balance of allowance for redemption reserve, December 31           $ 3,582   $10,823   $ 320
                                                                   =======   =======   =====

The $0.7 million of 1997 expense shown in the immediate preceding table was related to Old Kent's adjustment of estimated redemption rates, as no new certificates were issued during the year.

Amortization of Intangibles

Amortization of goodwill and core deposit intangibles totaled $13.4 million, $10.1 million, and $11.9 million in 1997, 1996 and 1995, respectively. The 1997 increase was primarily the result of the Seaway acquisition on January 1, 1997.

This amortization represents non-cash charges to operations. The table below illustrates the pro forma effect on earnings per share as if the effect of these charges were excluded from net income, sometimes referred to as "cash" earnings per share.

                   Year ended December 31                     1996        1995        1994
-------------------------------------------------------------------------------------------
Basic earnings per share (as reported)                        $1.90       $1.63       $1.42
Pro forma "basic cash earnings per share"                      1.99        1.69        1.50
Diluted earnings per share (as reported)                       1.88        1.61        1.41
Pro forma "diluted cash earnings per share"                    1.97        1.68        1.49

FDIC Insurance

As shown in the consolidated statements of income, FDIC deposit insurance expense has steadily declined in the last three years. This decline is due to reductions in assessment rates charged by the Federal Deposit Insurance Corporation ("FDIC"). In 1997, FDIC assessments totalled only $1.3 million compared to $2.5 million in 1996 which included a special $1.7 million FDIC levy which was intended to recapitalize its "Savings Association Insurance Fund" ("SAIF").

For the semiannual assessment period beginning January 1, 1998, the FDIC will assess an insurance rate of zero for banks meeting the eligibility requirements, and an additional assessment of $.0126 per $100 of insured deposits. This rate is intended to finance the interest obligations of the Financing Corporation ("FICO") resultant from the Deposit Insurance Act of 1996.

Year 2000 Issue

The Corporation is currently in the process of addressing a significant issue facing all users of automated information systems. The problem is that many computer systems that process transactions based on two digits representing the year of transaction may recognize a date using "00" as the year 1900 rather than the year 2000. The problem could affect a wide variety of automated information systems, such as mainframe applications, personal computers and communication systems, in the form of software failure, errors or miscalculations. By nature, the banking and financial services industries are highly dependent upon computer systems because of significant transaction volumes and a date dependency for interest measurements on financial instruments such as loans and deposits.

The Corporation initiated its Year 2000 analysis in early 1995. The assessment included an inventory of software applications, communications with third party vendors and suppliers, and certification of compliance from third party providers. The Corporation has a comprehensive, written plan, which is regularly updated and monitored by technical personnel. Plan status is regularly reviewed by management of the Corporation and reported upon to the Board of Directors. The Company is now in active renovation, with 41% of such efforts completed as of December 31, 1997.

The Corporation will continue to assess the impact of the Year 2000 issue on the remainder of its computer-based systems and applications throughout 1998. The Corporation's goal is to perform tests of its systems and applications during 1998 and to have all systems and applications compliant with the century change by December 31, 1998, allowing adequate time for testing and system validation during 1999.

At December 31, 1997, the Corporation estimated it would spend approximately $12 million over the next two years to remediate its Year 2000 issues. These expenditures will primarily consist of personnel expense for staff dedicated to the effort, fees paid to third party providers of remedial services and other project related payments. It is the Corporation's policy to expense such costs as incurred. The Corporation may also invest in new or upgraded technology which has definable value lasting beyond 2000. In these instances, where Year 2000 compliance is merely ancillary, the Corporation may capitalize and depreciate such an asset over its estimated useful life.

In addition to reviewing its own computer operating systems and applications, the Corporation has initiated formal communications with its significant suppliers (operating risk) and large customers (credit risk) to determine the extent to which Old Kent is vulnerable to those third parties' failure to resolve their own Year 2000 issues. There is no assurance that the systems of other companies on which the Corporation's systems rely will be timely converted. If such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have an adverse impact on the operations of the Corporation.

Based on currently available information, management does not presently anticipate that the costs to address the Year 2000 issues will have a material adverse impact on the Corporation's financial condition, results of operations, or liquidity.

The costs of the project, the date on which the Corporation believes it will complete the Year 2000 modifications, and the related risk exposures are based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Corporation's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Income Taxes

The income tax provision was $93.6 million in 1997 compared to $80.0 million in 1996 and $72.8 million in 1995. Income tax expense as a percentage of pre-tax income was 34.2% in 1997. This compares with 33.5% in 1996 and 33.9% in 1995.

Old Kent Common Stock

Old Kent Common Stock is traded in The NASDAQ Stock Market under the symbol OKEN. The following table sets forth the range of bid prices for Old Kent Common Stock for the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prices have been adjusted to reflect 5% stock dividends distributed in both 1997 and 1996, and a two-for-one stock split distributed in 1997.

                                                         1997                      1996
                                                  -------------------       -------------------
                    Quarter                        Low          High         Low          High
-----------------------------------------------------------------------------------------------
1st.                                              $22.44       $24.88       $17.00       $18.71
2nd                                                22.14        27.68        16.95        18.81
3rd                                                26.81        34.25        17.38        20.30
4th                                                30.81        42.12        20.18        23.28

As of February 20, 1998 there were 91,696,375 shares of Old Kent Financial Corporation Common Stock issued and outstanding, held by approximately 15,212 holders of record.

Cash Dividends

The Corporation has paid regular cash dividends every quarter since it was organized as a bank holding company in 1972. The following table summarizes the quarterly cash dividends paid to common shareholders over the past five years, adjusted for five percent stock dividends distributed in 1997, 1996 and 1995, and for a two-for-one stock split distributed in December, 1997.

               Quarter                  1997         1996         1995         1994         1993
-------------------------------------------------------------------------------------------------
1st.                                   $0.162       $0.145       $0.134       $0.125       $0.112
2nd                                     0.162        0.145        0.134        0.125        0.112
3rd                                     0.170        0.153        0.141        0.125        0.112
4th                                     0.180        0.162        0.145        0.134        0.125
                                       ------       ------       ------       ------       ------
Total                                  $0.674       $0.605       $0.554       $0.509       $0.461
                                       ======       ======       ======       ======       ======

The earnings of Old Kent Bank is the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting the bank. Based on projected earnings and liquidity, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 1998.

Capital

At December 31, 1997, the Corporation's total equity was $1,027 million, or 3.4% more than the preceding year-end total. As shown in the accompanying consolidated financial statements and described in Note 13 to the consolidated financial statements, Old Kent repurchased stock in each of the last three years under authorizations which included reacquiring shares issued in purchase acquisitions and shares intended for future reissuance in connection with anticipated stock dividends and certain other purposes. These repurchases have favorably influenced earnings per share and return on average equity. The Corporation expects to continue to repurchase its common stock in 1998 under the (amended) June, 1997 authorization cited in Note 13 to the consolidated financial statements.

Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that the "after-tax" unrealized gain or loss on securities available-for-sale be carried as a separate component of shareholders' equity. At December 31, 1997 this component was a $1.6 million positive balance compared to a negative balance of $9.9 million on December 31, 1996. Market values of securities, particularly those that are of longer terms, are subject to price volatility depending upon changes in interest rates. Under SFAS 115, total shareholders' equity will be subject to favorable or unfavorable influences of the financial markets on the fair values of securities available-for-sale.

Under the "risk-based" capital regulations presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk of various asset categories and certain off-balance-sheet instruments, such as loan commitments and letters of credit. Banks and bank holding companies are required to maintain certain minimum ratios. At December 31, 1997, ratios of Old Kent and its subsidiary banks exceeded the regulatory guidelines, as shown in
Note 23 to the consolidated financial statements.

At December 31, 1997, the ratio of total shareholders' equity to total assets was 7.46% compared to 7.86% one year earlier. Book value per common share is calculated by dividing total shareholders' equity by the number of shares outstanding as of a given date. The following is a reconciliation of book value per share:

                                                              Per share amount
------------------------------------------------------------------------------
Book value per common share at December 31, 1996                   $10.53
For the year ended December 31, 1997:
 Basic earnings per share                                            1.90
 Dividends per common share                                         (0.67)
 Effect of stock repurchases (net of stock issuances)               (0.81)
 Change in unrealized loss on securities available-for-sale
   and other changes                                                 0.12
                                                                   ------
Book value per common share at December 31, 1997                   $11.07
                                                                   ======

The Corporation has generally financed its growth through the retention of earnings and the issuance of long-term debt. It is expected that future growth can be financed through internal earnings retention, additional long-term debt offerings, or the issuance of additional common or preferred stock.

LIQUIDITY AND MARKET RISK MANAGEMENT

Liquidity

Old Kent manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure that the Corporation's own cash requirements are met. Old Kent maintains liquidity by obtaining funds from several sources.

Old Kent's most readily available source of liquidity is its investment portfolio. Old Kent's securities available-for-sale, which totalled $2.0 billion at December 31, 1997, represent a highly accessible source of liquidity. The Corporation's portfolio of securities held-to-maturity, which totalled $821 million at December 31, 1997, provides liquidity from maturities and amortization payments.

Depositors within Old Kent's defined markets are another source of liquidity. Core deposits (demand, savings, money market, and consumer time deposits) totalled $9.6 billion at December 31, 1997, up from $9.2 billion at December 31, 1996. These same markets offer additional liquidity in the form of large deposit instruments and other equivalent non-deposit products. The national capital markets represent a further source of liquidity to Old Kent. The Corporation may make use of brokers to place large deposit instruments or bank note offerings when advantageous, or it may access federal funds markets or utilize collateralized borrowings. Additional liquidity is available through debt offerings.

                                                            Thomson            Standard
           Credit ratings at December 31, 1997             BankWatch  Moody's  & Poor's
---------------------------------------------------------------------------------------
Old Kent Financial Corporation:
 Issuer rating                                             A/B
 Short-term rating                                         TBW-1
 Subordinated debt rating                                  A+         Baa1     A-
Old Kent Bank:
 Senior debt                                               AA-
 Short-term debt                                           TBW-1      P1       A-1
 Long-term debt                                                       A1       A
Old Kent Capital Trust I:
 Floating rate subordinated
 capital income securities rating                                     a3       BBB+

During 1992, Old Kent filed, and had ordered effective, a shelf registration with the Securities and Exchange Commission which registered up to $150 million in debt securities for future sale. In 1995, Old Kent issued $100 million in subordinated debentures, paying semi-annual coupon interest at 6 5/8% and maturing on November 15, 2005, under this registration.

Old Kent Bank has implemented a bank note program which permits it to place up to $1.5 billion of short-term and medium-term notes. This program is intended to enhance liquidity by enabling Old Kent Bank to sell its debt instruments in the public markets in the future without the delays which would otherwise be incurred. As shown in Note 10 to the consolidated financial statements, there were $961 million of bank notes outstanding at December 31, 1997.

On January 31, 1997, Old Kent Capital Trust I, a Delaware business trust controlled by Old Kent Financial Corporation, issued $100 million of Floating Rate Subordinated Capital Income Securities. These securities represent undivided interests in a debenture which matures February 1, 2027 and is callable after ten years or upon the occurrence of certain defined events. The payments adjust based upon a yield of 80 basis points over LIBOR ("London Inter Bank Offered Rate").

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

Market Risk Management

Old Kent faces market risk to the extent that the fair values of its financial instruments are affected by changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, or other market factors. The Corporation's market risk exposure is mainly comprised of its vulnerability to interest rate risk. The asset/liability management discipline as applied at Old Kent seeks to limit the volatility of both earnings and the value of capital that can result from changes in market interest rates. This is accomplished by matching asset and liability principal balances that reprice and mature, estimating how administered rates adjust, simulating business results under varying interest rate scenarios, and estimating the change in the net present value of the Company's assets, liabilities, and off-balance sheet instruments due to interest rate changes. Principal maturities and repricing profiles are monitored through static gap analysis, future business results are simulated through computer modeling, and the net present value of the Company's financial instruments is estimated through economic value of equity measurement. While these three tools utilize different measurement techniques, combined they are valuable tools to assist management to better understand and mitigate the possible negative impact that interest rate changes can have on the Company.

STATIC GAP ANALYSIS: The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 1997:

                           0 - 30     31 - 90    91 - 180   181 - 365    1 - 5      Over 5
     (In millions)          Days       Days        Days       Days       Years      Years       Total
-------------------------------------------------------------------------------------------------------
Non-loan
 interest-earning assets  $   87.6   $    71.7   $  132.4   $  207.3    $1,156.7   $1,251.0   $ 2,906.7
Loans                      5,051.6       349.4      440.8      862.5     2,758.9      278.1     9,741.3
                          --------   ---------   --------   --------    --------   --------   ---------
Total interest-earning
 assets                    5,139.2       421.1      573.2    1,069.8     3,915.6    1,529.1    12,648.0
                          --------   ---------   --------   --------    --------   --------   ---------
Savings & money market
 accounts*                   753.9         0.0        0.0        0.0         0.0    2,317.0     3,070.9
Domestic time deposits       786.2     1,161.5    1,005.0    1,395.3     1,091.9       18.4     5,458.3
Foreign time deposits         15.0        15.0        0.0        0.0         0.0        0.0        30.0
Purchased funds and
 long-term debt            1,964.0       100.0      110.0        0.0         0.0      100.8     2,274.8
                          --------   ---------   --------   --------    --------   --------   ---------
Total interest-bearing
 liabilities               3,519.1     1,276.5    1,115.0    1,395.3     1,091.9    2,436.2    10,834.0
Interest-earning assets
 less interest-bearing
 liabilities               1,620.1      (855.4)    (541.8)    (325.5)    2,823.7     (907.1)    1,814.0
Impact of interest rate
 swaps                      (200.0)     (219.9)       0.0        0.0       419.9        0.0         0.0
                          --------   ---------   --------   --------    --------   --------   ---------
Asset (liability) gap     $1,420.1   $(1,075.3)  $ (541.8)  $ (325.5)   $3,243.6   $ (907.1)  $ 1,814.0
Cumulative asset gap      $1,420.1   $   344.8   $ (197.0)  $ (522.5)   $2,721.1   $1,814.0
Cumulative gap as a
 percentage of
 cumulative earning
 assets                       27.6%        6.2%      (3.2)%     (7.3)%      24.5%      14.3%

------------------------------

* The placement of indeterminate maturity deposits on the gap analysis represents an allocation of 25% of the balances to the 0-30 Days period and 75% to the Over 5 Years period. This distribution is based on historical analyses of the amount by which the rates paid on these deposits changed as alternative market rates changed, and on the estimated sensitivity of balances to changes in such alternative market rates.

Total interest-earning assets exceeded interest-bearing liabilities by $1.8 billion at December 31, 1997. This difference was funded through non-interest bearing liabilities and shareholders' equity. The above table shows that total liabilities maturing or repricing within one year exceed assets maturing or repricing within one year by $522.5 million. However, the repricing and cash flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of Old Kent. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

SIMULATION: Old Kent recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. Old Kent also uses computer-based simulation to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk potentials. Based on these analyses, Old Kent's management believes that future net interest income would be similarly impacted by directional changes in prevailing interest rates.

The table below illustrates the projected change in Old Kent's net interest income during the next twelve months if all market rates were to uniformly and gradually increase or decrease by as much as 2.0% compared to results under a flat rate environment. These projections, based on Old Kent's balance sheet as of December 31, 1997, were prepared using the modeling techniques and assumptions which Old Kent was then using for asset/liability management purposes. The table indicates that if rates were to gradually and uniformly increase or decrease by 2.0%, net interest income would be expected to increase by .8% or decrease by 1.0% compared to results forecasted under a flat rate environment. This narrow projected exposure to interest rate risk is consistent with management's desire to limit the sensitivity of net interest income to changes in interest rates in order to reduce risk to earnings and capital. This model is based solely on gradual, uniform changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve.

Change in interest rates from current level       (2.00)%     (1.00)%     0.00%     1.00%     2.00%
Change in net interest income versus flat rates    (1.0)%      (0.5)%      0.0%      0.4%      0.8%

An important component of Old Kent's management of interest rate risk is the company's use of interest rate swaps. At December 31, 1997 the total notional amount (the amount used to calculate interest) of outstanding interest rate swap agreements was $531.2 million. For 1997 and 1996, Old Kent's interest rate swaps increased net interest income by approximately $3.1 million and $2.4 million respectively. This improved the Corporation's net interest margin by .03% in 1997 and by .02% in 1996. The following table presents information regarding swap activity during 1997.

Swap Activity

                                12/31/96    Matured and      Notional       New Swap    12/31/97
(in millions)                   Notional    Terminated     Amortization*    Notional    Notional
------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating       $386.3       $  0.0          $(105.1)       $225.0      $506.2
Receive Floating/Pay Fixed         75.0        (50.0)             0.0           0.0        25.0
                                 ------       ------          -------        ------      ------
                                 $461.3       $(50.0)         $(105.1)       $225.0      $531.2
                                 ======       ======          =======        ======      ======

------------------------------

*Note: Certain "Index Amortizing Swaps" have notional amounts for which the maturity date, or amortization schedule, may vary based on interest rate levels. Old Kent had no remaining swaps of this type at December 31, 1997.

ECONOMIC VALUE OF EQUITY: As part of the Company's asset/liability management process, quarterly estimations are conducted that measure the net present value of Old Kent's financial instruments -- also referred to as the economic value of equity. The measurement is first conducted under an assumed environment of unchanged market interest rates. Next, net present value measurements are conducted under various levels of parallel market interest rate shocks. The magnitude of the change in the economic value of equity due to interest rate changes is monitored by the corporate Asset/Liability Committee which has established limits in the interest rate risk limit policy. Throughout 1997, the estimated variability of the economic value of equity was within the company's established policy limits.

The table below presents information about Old Kent's interest rate sensitive financial instruments. The company's financial instruments have been entered into for non-trading purposes. Old Kent's trading portfolio activities involve a limited inventory of investment securities that are marketed to corporate and institutional clients. The trading account balance, which totaled $986 thousand at December 31, 1997, is not separately material and has been included in "fixed rate/fixed maturity securities" below. For asset and liability instruments, expected principal cash flows are displayed with weighted average contractual rates for fixed rate instruments and weighted average forecasted rates assuming unchanged market rates for variable rate instruments. For interest rate swaps, contractual notional maturities are displayed with weighted average contractual rates for fixed rate payments and weighted average forecasted rates assuming unchanged market rates for variable rate payments. For interest rate caps and floors, contractual notional maturities are displayed with strike rates. For mortgage forward sales, treasury bond futures call options, treasury futures put options, and mortgage put options, contract amounts are displayed by maturity along with weighted average coupons, weighted average prices, and weighted average strike prices as applicable. For mortgage servicing rights, expected servicing balance maturities are displayed with the weighted average servicing fee.

Market Risk Sensitivity of Financial Instruments

Principal/Notional Amounts
Maturing and Related Rates                                                                            Fair
   At December 31, 1997                                                                              Value
 (in millions of dollars)      1998      1999     2000     2001     2002    Thereafter    Total     12/31/97
------------------------------------------------------------------------------------------------------------
ASSETS:
 Short-term investments      $   50.5        -        -        -        -           -    $   50.5   $   50.5
                                 5.50%       -        -        -        -           -        5.50%

 Fixed rate/fixed maturity
   securities                    44.5   $ 82.5   $ 37.9   $ 12.6   $136.7    $  473.4       787.6      791.4
                                 5.82%    5.78%    5.89%    5.36%    6.10%       5.73%       5.80%

 Fixed rate mortgage
   securities                   326.3    277.5    236.7    201.5    171.3       777.6     1,990.9    1,988.2
                                 6.55%    6.55%    6.55%    6.55%    6.55%       6.55%       6.55%

 Variable rate mortgage
   securities                    11.9     10.1      8.6      7.3      6.2        35.1        79.2       79.2
                                 7.05%    7.05%    7.05%    7.05%    7.05%       7.05%       7.05%

 Fixed rate commercial
   loans                        800.5    441.6    266.1    371.5    305.4        93.4     2,278.5    2,326.8
                                 8.15%    8.68%    8.88%    8.58%    8.71%       8.09%       8.48%

 Variable rate commercial
   loans                      1,854.7    419.1    227.0    145.0    108.5        68.1     2,822.4    2,822.3
                                 8.85%    8.85%    8.85%    8.85%    8.85%       8.85%       8.85%

 Fixed rate consumer loans      706.2    498.8    344.2    196.1     90.6       106.6     1,942.5    1,986.8
                                 9.69%    9.70%    9.62%    9.46%    9.28%      10.08%       9.66%

 Variable rate consumer
   loans                        127.9    122.0    119.7    118.4    116.5        55.7       660.2      662.2
                                 9.17%    9.17%    9.17%    9.17%    9.17%       9.17%       9.17%

 Fixed rate mortgage loans       73.8     62.5     45.5     36.0     26.3        64.5       308.6      316.9
                                 8.00%    7.92%    7.94%    7.94%    8.01%       7.90%       7.95%

 Variable rate mortgage
   loans                         68.6     58.3     49.6     42.1     35.8       202.9       457.3      458.8
                                 8.07%    8.16%    8.19%    8.21%    8.22%       8.23%       8.17%

 Mortgages held-for-sale      1,271.8        -        -        -        -           -     1,271.8    1,277.9
                                 7.35%       -        -        -        -           -        7.35%

LIABILITIES:
 Non-interest-bearing
   checking                     210.3    210.3    210.3    210.3    210.3       617.6     1,669.1    1,669.1
                                    -        -        -        -        -           -

 Savings and money market       386.9    386.9    386.9    386.9    386.9     1,136.2     3,070.7    3,070.9
                                 2.63%    2.63%    2.63%    2.63%    2.63%       2.63%       2.63%

 Time deposits                4,377.9    661.2    306.3     86.4     38.3        18.4     5,488.5    5,513.0
                                 5.43%    5.56%    6.29%    6.07%    5.85%       6.94%       5.51%

 Fixed Rate purchased funds     110.0        -        -        -        -           -       110.0      110.4
                                 6.90%       -        -        -        -           -        6.90%

 Variable rate purchased
   funds                      1,964.8        -        -        -        -           -     1,964.8    1,962.5
                                 5.53%       -        -        -        -           -        5.53%

 Fixed rate long term debt          -        -        -        -        -       100.0       100.0      100.9
                                    -        -        -        -        -        6.78%       6.78%

 Variable rate long term
   instrument                       -        -        -        -        -       100.0       100.0      100.0
                                    -        -        -        -        -        6.61%       6.61%

Principal/Notional Amounts
Maturing and Related Rates                                                                            Fair
   At December 31, 1997                                                                              Value
 (in millions of dollars)      1998      1999     2000     2001     2002    Thereafter    Total     12/31/97
------------------------------------------------------------------------------------------------------------
OFF-BALANCE-SHEET DERIVATIVE FINANCIAL INSTRUMENT NOTIONAL MATURITIES:
Receive fixed rate swaps     $   86.3   $ 50.0   $200.0   $ 44.9   $125.0           -    $  506.2   $    6.5
 Average pay rate                5.84%    5.81%    5.82%    5.81%    5.81%          -        5.82%
 Average receive rate            7.10%    7.84%    6.36%    6.36%    6.67%          -        6.71%
Receive variable rate swaps      25.0        -        -        -        -           -        25.0       (0.1)
 Average pay rate                7.17%       -        -        -        -           -        7.17%
 Average receive rate            5.84%       -        -        -        -           -        5.84%
Interest rate caps bought           -        -     20.0        -        -           -        20.0        0.0
 Average strike rate                -        -    10.38%       -        -           -       10.38%
Interest rate caps sold             -        -     20.0        -        -           -        20.0        0.0
 Average strike rate                -        -    10.38%       -        -           -       10.38%
Interest rate floors bought         -        -     20.0        -        -           -        20.0        0.0
 Average strike rate                -        -     5.00%       -        -           -        5.00%
Interest rate floors sold           -        -     20.0        -        -           -        20.0        0.0
 Average strike rate                -        -     5.00%       -        -           -        5.00%
Mortgage forward sales        1,217.5        -        -        -        -           -     1,217.5       (5.1)
 Weighted average coupon         6.80%       -        -        -        -           -        6.80%
 Weighted average price         99.82                                                       99.82
Treasury bond futures call
  options                        30.0        -        -        -        -           -        30.0       (0.1)
 Weighted average strike
   price                       122.83        -        -        -        -           -      122.83
Treasury futures put
  options                        77.5                                                        77.5       (0.1)
 Weighted average strike
   price                       114.11                                                      114.11
Mortgage put options            735.0        -        -        -        -           -       735.0       (0.7)
 Weighted average coupon         7.30%                                                       7.30%
 Weighted average strike
   price                        99.25        -        -        -        -           -       99.25
                                                                                                    12/31/97
                                                                                                      Fair
                                                                                                    Value of
                                                                                                    Servicing
                                                                                                     Rights
                                                                                                    --------
MORTGAGE SERVICING RIGHTS:
Principal balance serviced    1,829.8   1,546.2  1,306.5  1,104.0   932.9     5,085.6    11,805.0      166.0
 Weighted average servicing
   fee                           0.33%    0.33%    0.33%    0.33%    0.33%       0.33%       0.33%

ASSUMPTIONS:
-- Tax-free loans and investments are shown at their nominal yield, not their tax-adjusted yield.
-- A flat rate environment with 12/31/97 market rates was used to forecast future variable rates.
-- Rates represent interest charged/earned without the impact of fees or costs. -- Principal maturities reflect prepayments as estimated by management using market expectations for similar instruments.
-- "Notional" amounts are used to calculate interest payments to be exchanged between counterparties, or the value of options contracts relative to their strike price.
-- Management estimated the maturity of certain revolving line of credit loans and non-maturity deposit accounts based on historical experience and market characteristics.

Because various categories of financial instruments listed above are subject to prepayment, the above table may not fully reflect Old Kent's market risk exposure. Maturities presented in the above table reflect prepayments estimated by management assuming a level interest rate environment. Future changes in prevailing interest rates may influence prepayment decisions of obligors resulting in effective maturities longer or shorter than those presented in the table. Because reported yields take into account purchase premiums and discounts, payment earlier or later than assumed would affect reported yields.

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

Securities Available-for-sale

Old Kent's investment strategy stresses relative value. As conditions change over time, the Corporation's overall interest rate risk, liquidity risk, and potential return on the investment portfolio will change. Old Kent regularly re-evaluates the marketable securities in its portfolio based on circumstances as they evolve. In consideration of these factors, management's objective is to optimize the ongoing total return of its securities portfolios.

During 1997 and 1996, the principal reason for sales of securities available-for-sale was to provide liquidity. In 1997, net gains on the sale of securities were $0.7 million. This compares to net gains of $0.1 million in 1996 and $0.4 million in 1995.

Sources and Uses of Funds Trends

As shown on the accompanying consolidated balance sheets, total assets at December 31, 1997 were $13.8 billion, up by $1.1 billion, or 8.9%, from the preceding year-end. In general, Old Kent's management uses daily average balances, and balances at a period end to analyze trends. Old Kent's average consolidated balance sheets for the last five years appears on page S-12 of this report.

Information contained in that statement was the basis for the summarized trends in sources and uses of funds appearing below.

                                         1997                                     1996
                         ------------------------------------      -----------------------------------
                                         Increase (Decrease)                      Increase (Decrease)
                          Average       ---------------------       Average       --------------------
 (Dollars in millions)    Balance       Amount        Percent       Balance       Amount       Percent
------------------------------------------------------------------------------------------------------
Funding Uses:
 Loans                   $ 8,419.3      $ 623.5          8.0%      $ 7,795.8      $ 565.1         7.8%
 Mortgages
   held-for-sale             882.1        515.7        140.8           366.4        118.6        47.9
 Taxable securities        2,710.6       (199.0)        (6.8)        2,909.6         42.2         1.5
 Tax-exempt securities       146.4        (15.6)        (9.6)          162.0        (49.7)      (23.5)
 Interest-earning
   deposits                   15.7          6.9         78.4             8.8        (39.4)      (81.7)
 Federal funds sold and
   resale agreements          79.2        (20.7)       (20.7)           99.9       (149.1)      (59.9)
 Trading account
   securities                 21.5         11.2        108.7            10.3        (10.3)      (50.1)
                         ---------      -------        -----       ---------      -------       -----
Total Uses               $12,274.8      $ 922.0          8.1%      $11,352.8      $ 477.4         4.4%
                         =========      =======        =====       =========      =======       =====
Funding Sources:
 Demand deposits         $ 1,511.4      $ 103.7          7.4%      $ 1,407.7      $  77.9         5.9%
 Savings deposits          3,021.2         39.9          1.3         2,981.3       (112.9)       (3.6)
 Time deposits:
  Negotiable                 907.4       (227.7)       (20.1)        1,135.1       (318.4)      (21.9)
  Foreign                     38.8         (8.0)       (17.1)           46.8       (179.2)      (79.3)
  Consumer                 4,789.6        597.9         14.3         4,191.7        977.7        30.4
 Federal funds
   purchased and
   repurchase
   agreements                697.7        178.1         34.3           519.6         89.7        20.9
 Other borrowed funds        863.5        228.5         36.0           635.0       (120.7)      (16.0)
 Preferred beneficial
   interest in the
   Corporations' junior
   subordinated
   debentures                 91.8         91.8            -               -            -           -
 Long-term debt              100.8         (0.2)        (0.2)          101.0         87.3       637.2
 Other                       252.6        (82.0)       (24.5)          334.6        (24.0)       (6.7)
                         ---------      -------        -----       ---------      -------       -----
Total Sources            $12,274.8      $ 922.0          8.1%      $11,352.8      $ 477.4         4.4%
                         =========      =======        =====       =========      =======       =====

In 1997, average total loans and total interest earning assets increased by 8%. This growth included the effect of acquiring Seaway. The growth also included a sizeable increase in average mortgages held-for-sale which increased by 140% due to continued growth in Old Kent Mortgage Company. Dependent upon economic conditions and management strategies employed by the Corporation, mortgages held-for-sale may significantly increase or decrease from period to period. Funding for loan growth was provided by a similar dollar increase in core deposits (demand, savings and consumer time). Funding for the increase in mortgages held-for-sale was provided by increases in the various categories of other borrowings as well as reductions in taxable securities.

Growth in average total loans for 1996 amounted to nearly $.6 billion, or about 7.8%, and total interest earning assets increased 4.4%. This growth was primarily funded through growth in average total deposits, particularly consumer time deposits. Over the past two years, mortgages held-for sale have increased due to the previously mentioned growth of OKMC. Mortgages held-for-sale generally consist of recently originated and acquired residential mortgage loans intended to be sold.

Lower interest rates over the years preceding 1994 had an effect on the relative mix in Old Kent's core deposits. During the periods of lower rates, savings deposits became a greater proportion of total core deposits. Since 1994, consumer time deposits have grown to become a proportionally greater component of average core deposits as shown in the table below. Because consumer time deposits typically pay interest at rates higher than savings and demand deposits, the growth in consumer time deposits has had the effect of increasing interest expense in years after 1994.

                                                                Based on annual averages
                                                        -----------------------------------------
Relative core deposit mix                               1997     1996     1995     1994     1993
-------------------------------------------------------------------------------------------------
Demand deposits                                          16.2%    16.4%    17.4%    17.5%    16.3%
Savings deposits                                         32.4     34.7     40.5     48.5     48.1
Consumer time deposits                                   51.4     48.9     42.1     34.0     35.6
                                                        -----    -----    -----    -----    -----
Total core deposits                                     100.0%   100.0%   100.0%   100.0%   100.0%
                                                        =====    =====    =====    =====    =====

Quarterly Financial Data

The following is a summary of selected quarterly results of operations for the years ended December 31, 1997 and 1996:

      (In thousands, except per share data)                   Three Months Ended
--------------------------------------------------------------------------------------------
                      1997                         March 31   June 30    Sept. 30   Dec. 31
--------------------------------------------------------------------------------------------
Interest Income                                    $245,108   $255,198   $259,059   $261,904
Net Interest Income                                 128,890    131,491    132,766    132,780
Provision for Credit Losses                          10,221     11,741     11,639     12,076
Income Before Income Taxes                           61,644     80,373     66,174     65,694
Net Income                                           41,004     52,811     43,475     43,014
Basic Earnings Per Share                              $0.43      $0.55      $0.46      $0.46
Diluted Earnings Per Share                            $0.42      $0.55      $0.45      $0.46

      (In thousands, except per share data)                   Three Months Ended
--------------------------------------------------------------------------------------------
                      1996                         March 31   June 30    Sept. 30   Dec. 31
--------------------------------------------------------------------------------------------
Interest Income                                    $229,151   $235,645   $240,467   $242,044
Net Interest Income                                 118,166    124,977    125,969    125,176
Provision for Credit Losses                           6,252      9,723      9,168     10,093
Income Before Income Taxes                           59,613     56,299     60,398     62,412
Net Income                                           39,234     37,561     40,297     41,609
Basic Earnings Per Share                              $0.39      $0.38      $0.42      $0.44
Diluted Earnings Per Share                            $0.39      $0.38      $0.41      $0.43

Net income for the fourth quarter of 1997 was not dissimilar to that of the third quarter of 1997.

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

The Corporation maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Management continually monitors the internal control structure for compliance with established policies and procedures. As an integral part of the internal control system, the Corporation maintains an internal audit program to monitor compliance with internal controls and coordinate audit coverage with the independent public accountants.

The Audit Committee of the board of directors, composed entirely of outside directors, oversees the Corporation's financial reporting process and has responsibility for recommending the independent public accountants who are appointed by the board of directors to audit the Corporation's annual financial statements.

The financial statements in this annual report have been audited by Arthur Andersen LLP and their report appears on page S-38.

The Audit Committee of the board of directors meets regularly with management, internal auditors, independent public accountants and regulatory examiners to review matters relating to financial reporting and internal controls. The internal auditors, independent public accountants and regulatory examiners have direct access to the Audit Committee.

The Corporation assesses its internal control structure over financial reporting in relation to the criteria described in the "Internal Control -- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management of the Corporation believes that as of December 31, 1997, in all material respects, the Corporation maintained an effective internal control structure over financial reporting.

/s/ DAVID J. WAGNER
    David J. Wagner
    Chairman, President and
      Chief Executive Officer

/s/ WILLIAM L. SANDERS
    William L. Sanders
      Sr. Executive Vice President, Chief Financial Officer and Treasurer

/s/ ALBERT T. POTAS
    Albert T. Potas
      Senior Vice President and Controller

January 14, 1998

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Old Kent Financial
Corporation:

We have audited the accompanying consolidated balance sheets of Old Kent Financial Corporation (a Michigan corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Kent Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                     /s/ Arthur Andersen LLP

Chicago, Illinois,
January 14, 1998

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

             December 31 (dollars in thousands)                    1997           1996
------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                        $   501,912    $   530,444
 Federal funds sold and resale agreements                            48,330        107,353
                                                                -----------    -----------
  Total cash and cash equivalents                                   550,242        637,797
 Interest-earning deposits                                            2,152            803
 Mortgages held-for-sale                                          1,271,784        589,245
 Trading account securities                                             986         19,009
 Securities available-for-sale:
  Collateralized mortgage obligations and other
    mortgage-backed securities                                    1,403,726        673,722
  Other securities                                                  633,141      1,221,476
                                                                -----------    -----------
  Total securities available-for-sale (amortized cost of
    $2,034,435 and $1,910,367 in 1997 and 1996,
    respectively)                                                 2,036,867      1,895,198
 Securities held-to-maturity:
  Collateralized mortgage obligations and other
    mortgage-backed securities                                      666,978        746,355
  Other securities                                                  153,861        162,975
                                                                -----------    -----------
  Total securities held-to-maturity (market values of
    $820,902 and $911,592 in 1997 and 1996, respectively)           820,839        909,330
 Loans                                                            8,469,477      8,097,056
 Less allowance for credit losses                                   157,417        165,928
                                                                -----------    -----------
  Net loans                                                       8,312,060      7,931,128
 Leasehold improvements, premises and equipment                     184,738        173,916
 Other assets                                                       593,854        490,402
                                                                -----------    -----------
TOTAL ASSETS                                                    $13,773,522    $12,646,828
                                                                ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY:
 Liabilities:
  Deposits:
  Non-interest-bearing                                          $ 1,669,063    $ 1,580,960
   Interest-bearing                                               8,529,215      8,474,754
   Foreign-interest bearing                                          30,012         24,433
                                                                -----------    -----------
   Total deposits                                                10,228,290     10,080,147
   Other borrowed funds                                           2,074,791      1,235,867
   Subordinated debt: 6 5/8% due November 15, 2005                  100,000        100,000
   Other liabilities                                                242,988        237,057
                                                                -----------    -----------
TOTAL LIABILITIES                                                12,646,069     11,653,071
                                                                -----------    -----------
 Guaranteed preferred beneficial interest in the
   Corporation's junior subordinated debentures                     100,000              -
                                                                -----------    -----------

SHAREHOLDERS' EQUITY:
  Preferred stock: 25,000,000 shares authorized and unissued              -              -
  Common stock, par value $1: 150,000,000 shares authorized;
    92,779,772 and 44,944,321 shares issued and outstanding
    in 1997 and 1996, respectively                                   92,780         44,944
 Capital surplus                                                    204,788        175,842
 Retained earnings                                                  728,304        782,830
                                                                -----------    -----------
  Total common stock, capital surplus and retained earnings       1,025,872      1,003,616
  Unrealized gains (losses) on securities available-for-sale          1,581         (9,859)
                                                                -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                        1,027,453        993,757
                                                                -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $13,773,522    $12,646,828
                                                                ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

                Year ended December 31
    (dollars in thousands, except per share data)            1997          1996          1995
-------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Interest and fees on loans                                $ 762,913      $715,982       $666,790
 Interest on mortgages held-for-sale                          66,668        28,374         19,140
 Interest on securities available-for-sale                   125,855       130,793         77,139
 Interest on securities held-to-maturity                      59,488        65,683        127,728
 Interest on deposits                                            824           495          2,834
 Interest on federal funds sold and resale agreements          4,322         5,453         14,991
 Interest on trading account securities                        1,199           527          1,197
                                                          ----------    ----------    -----------
 Total interest income                                     1,021,269       947,307        909,819
                                                          ----------    ----------    -----------
INTEREST EXPENSE:
 Interest on domestic deposits                               393,780       379,898        348,348
 Interest on foreign deposits                                  2,113         2,685         14,137
 Interest on other borrowed funds                             86,423        63,710         69,798
 Interest on long term obligations                            13,026         6,726            843
                                                          ----------    ----------    -----------
 Total interest expense                                      495,342       453,019        433,126
                                                          ----------    ----------    -----------
NET INTEREST INCOME                                          525,927       494,288        476,693
 PROVISION FOR CREDIT LOSSES                                  45,677        35,236         21,666
                                                          ----------    ----------    -----------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES        480,250       459,052        455,027
                                                          ----------    ----------    -----------
OTHER INCOME:
 Mortgage banking revenue -- net                              93,841        57,574         32,363
 Trust income                                                 53,434        46,027         43,281
 Service charges on deposit accounts                          49,170        45,352         40,266
 Transaction processing fees                                  17,330        13,104         12,417
 Insurance sales commissions                                  14,212        12,397          4,593
 ATM fees                                                      5,873         2,622          3,588
 Brokerage commissions                                         3,281         1,543          1,024
 Credit card transaction revenue                               1,412         7,847          9,709
 Securities transactions                                         743           128            421
 Nonrecurring and other real estate owned income              20,859         4,158          2,202
 Other                                                        24,268        21,412         11,854
                                                          ----------    ----------    -----------
 Total other income                                          284,423       212,164        161,718
                                                          ----------    ----------    -----------
OTHER EXPENSES:
 Salaries and employee benefits                              253,017       212,199        185,158
 Occupancy                                                    35,000        30,388         28,635
 Equipment                                                    29,590        24,647         24,746
 Professional services                                        15,944        13,430         10,607
 Telephone and telecommunications                             14,339        11,431          9,183
 Stationery and supplies                                      13,628         7,600          8,605
 Taxes other than income                                      13,559        11,795         10,655
 Amortization of goodwill and intangibles                     13,412        10,109         11,864
 Advertising and promotion                                     9,683        24,867          9,918
 FDIC deposit insurance                                        1,309         2,458         11,123
 Restructuring charges                                             -             -         18,204
 Nonrecurring and other real estate owned expenses             4,540           988          2,801
 Other                                                        86,767        82,582         70,633
                                                          ----------    ----------    -----------
 Total other expenses                                        490,788       432,494        402,132
                                                          ----------    ----------    -----------
INCOME BEFORE INCOME TAXES                                   273,885       238,722        214,613
 Income taxes                                                 93,581        80,021         72,799
                                                          ----------    ----------    -----------
NET INCOME                                                 $ 180,304      $158,701       $141,814
                                                          ==========    ==========    ===========
 Average number of shares used to compute:
  Basic earnings per share                                94,962,920    97,631,592     99,804,580
  Diluted earnings per share                              95,729,980    98,368,635    100,559,630
 Earnings Per Share:
  Basic                                                        $1.90         $1.63          $1.42
  Diluted                                                      $1.88         $1.61          $1.41

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year ended December 31 (dollars in thousands)        1997          1996          1995
-----------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                       $   180,304   $   158,701   $   141,814
 Adjustments to reconcile net income
  to net cash provided by operating activities:
  Provision for credit losses                          45,677        35,236        21,666
  Depreciation, amortization and accretion             47,390        59,361        49,528
  Deferred income taxes                                19,627        (1,913)       (7,224)
  Net gains on sales of assets                        (90,694)      (45,896)      (16,370)
  Net change in trading account securities             61,523        (5,058)        1,174
  Originations and acquisitions of mortgages
     held-for-sale                                 (6,878,737)   (3,409,276)   (2,060,201)
  Proceeds from sales of mortgages held-for-sale    6,265,742     3,236,859     1,993,642
  Net increase in other assets                        (85,803)      (54,421)      (72,107)
  Net change in other liabilities                     (31,111)       14,720        51,683
                                                  -----------   -----------   -----------
Net cash (used for) provided by operating
  activities                                         (466,082)      (11,687)      103,605
                                                  -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from maturities and prepayments of
   securities available-for-sale                      166,065       342,487       459,051
 Proceeds from sales of securities
  available-for-sale                                2,828,392     4,004,625     1,323,828
 Purchases of securities available-for-sale        (3,049,027)   (4,068,631)   (1,297,725)
 Proceeds from maturities and prepayments of
   securities held-to-maturity                        427,323       168,642       373,903
 Proceeds from sales of securities
   held-to-maturity                                         -           860             -
 Purchases of securities held-to-maturity            (339,055)     (212,505)     (373,491)
 Net change in interest-earning deposits               (1,350)      174,611      (170,158)
 Proceeds from sales of loans                         351,112             -       242,127
 Net increase in loans                               (535,747)     (744,263)     (830,799)
 Purchases of leasehold improvements, premises
   and equipment, net                                 (30,020)      (19,813)      (25,142)
 Acquisition of business units (net of cash
   acquired)                                           17,204       (23,598)            -
 Sale of business units (net of cash sold)              1,234         7,123             -
                                                  -----------   -----------   -----------
Net cash used for investing activities               (163,869)     (370,462)     (298,406)
                                                  -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Change in time deposits                             (198,265)      817,300        44,955
 Change in demand and savings deposits                 44,602       (11,818)     (116,925)
 Change in other borrowed funds                       838,924      (178,099)      296,848
 Issuance of subordinated debt                              -             -       100,000
 Proceeds of guaranteed preferred beneficial
   interests in the Corporation's junior
   subordinated debentures                            100,000             -             -
 Repurchases of common stock                         (189,605)     (135,792)      (20,805)
 Proceeds from common stock issuances                  10,799        10,421         8,110
 Dividends paid to shareholders                       (64,059)      (59,122)      (55,334)
                                                  -----------   -----------   -----------
Net cash provided by financing activities             542,396       442,890       256,849
                                                  -----------   -----------   -----------
Net change in cash and cash equivalents               (87,555)       60,741        62,048
Cash and cash equivalents at beginning of year        637,797       577,056       515,008
                                                  -----------   -----------   -----------
Cash and cash equivalents at December 31          $   550,242   $   637,797   $   577,056
                                                  ===========   ===========   ===========

Year ended December 31 (dollars in thousands)        1997          1996          1995
-----------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Interest paid on deposits, other borrowed funds
   and subordinate debt                           $   505,333   $   453,413   $   420,246
 Federal income taxes paid                             70,701        78,709        71,250
 Significant non-cash transactions:
  Stock dividend issued                               124,009        83,596        71,651
  Stock split issued                                   46,447             -             -
  Stock issued to acquire businesses                   76,938         8,431             -

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

Consolidated Statements of Shareholders' Equity

                                                                                        Valuation
                                                                                        Adjustment      Total
                                                                                        Securities     Share-
                                                     Common     Capital     Retained    Available-    holders'
  (dollars in thousands, except per share data)      Stock      Surplus     Earnings     For-Sale      Equity
----------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1995                          $43,177    $  141,247   $ 751,164   $ (39,591)   $   895,997
Net income for the year                                                       141,814                    141,814
Cash dividends:
  $.554 per common share                                                      (55,334)                   (55,334)
Common stock issued in payment of 5% stock
  dividend -- 2,157,241 shares (cash in lieu of
  fractionals -- $187,000)                            2,157        69,494     (71,838)                      (187)
Common stock issued for Guyot, Hicks, Anderson &
  Associates, Inc. acquisition -- 198,803 shares        199           (30)                                   169
Common stock repurchased for dividend reinvestment
  plan and employee stock plans -- 588,742 shares      (589)      (20,216)                               (20,805)
Common stock issued under dividend reinvestment
  plan, employee stock plans, and other -- 438,930
  shares                                                439         9,368                                  9,807
Tax benefit relating to employee stock plans                          238                                    238
Other                                                                           1,279                      1,279
Valuation adjustment on securities
  available-for-sale                                                                       42,958         42,958
                                                    --------   ----------   ---------   ---------    -----------

BALANCE AT DECEMBER 31, 1995                         45,383       200,101     767,085       3,367      1,015,936
Net income for the year                                                       158,701                    158,701
Cash dividends:
  $.605 per common share                                                      (59,122)                   (59,122)
Common stock issued in payment of 5% stock
  dividend -- 2,229,606 shares (cash in lieu of
  fractionals -- $238,000)                            2,230        81,366     (83,834)                      (238)
Common stock issued for Republic Mortgage
  Corporation acquisition -- 216,160 shares             216         8,215                                  8,431
Common stock repurchased for dividend reinvestment
  plans, employee stock plans, acquisitions, stock
  dividends and other purposes -- 3,341,520 shares   (3,342)     (132,450)                              (135,792)
Common stock issued under dividend reinvestment
  plan, employee stock plans, and other -- 456,953
  shares                                                457        13,464                                 13,921
Tax benefit relating to employee stock plans                        5,146                                  5,146
Valuation adjustment on securities
  available-for-sale                                                                      (13,226)       (13,226)
                                                    --------   ----------   ---------   ---------    -----------

BALANCE AT DECEMBER 31, 1996                         44,944       175,842     782,830      (9,859)       993,757
Net income for the year                                                       180,304                    180,304
Cash dividends:
  $.674 per common share                                                      (64,059)                   (64,059)
Common stock issued in payment of 5% stock
  dividend -- 2,269,430 shares (cash in lieu of
  fractionals -- $315,000)                            2,270       121,739    (124,324)                      (315)
Common stock issued for Seaway Financial
  Corporation acquisition -- 1,924,177 shares         1,924        69,843                                 71,767
Common stock issued for Grand Rapids Holland
  Insurance Agency, Inc. acquisition -- 86,246
  shares                                                 86         5,085                                  5,171
Common stock repurchased for dividend reinvestment
  plans, employee stock plans, acquisitions, stock
  dividends and other purposes -- 3,422,477 shares   (3,422)     (186,183)                              (189,605)
Common stock issued under dividend reinvestment
  plan, employee stock plans, and other -- 530,614
  shares                                                531        13,485                                 14,016
Common stock issued in payment of 2-for-1 stock
  split -- 46,447,461 shares                         46,447                   (46,447)
Tax benefit relating to employee stock plans                        4,977                                  4,977
Valuation adjustment on securities
  available-for-sale                                                                       11,440         11,440
                                                    --------   ----------   ---------   ---------    -----------

BALANCE AT DECEMBER 31, 1997                        $92,780    $  204,788   $ 728,304   $   1,581    $ 1,027,453
                                                    ========   ==========   =========   =========    ===========

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

Basis of Presentation

The consolidated financial statements for the Corporation include the accounts of Old Kent Financial Corporation (Parent Company) and its wholly owned subsidiaries (collectively, "Old Kent" or the "Corporation"). Significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation operates two commercial banks with 204 full service offices throughout Michigan and 24 such offices in the metropolitan markets in and around Chicago, Illinois. It also operates a mortgage banking company with over 100 offices located in twenty-five states. Other business activities include investment management and trust services, as well as brokerage and insurance services. Old Kent's revenue is mainly derived by providing financial services to commercial and retail customers located within those markets. The financial services primarily consist of the extension of credit and acceptance of deposits.

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

Financial Instruments

Old Kent uses certain off-balance sheet derivative financial instruments, principally interest rate swaps, in connection with its asset/liability management activities. Purchased interest rate options (including caps and floors) and forwards are also used to manage interest rate risk and currency risk. Provided these instruments meet specific criteria, they are considered hedges and accounted for under the accrual or deferral methods.

Old Kent uses the accrual method for substantially all of its interest rate swaps as well as for interest rate options. Amounts receivable or payable under these agreements are recognized as an adjustment to the interest income or expense of the hedged item. There is no recognition on the balance sheet for changes in the fair value of the hedging instrument. Premiums paid for interest rate options are deferred as a component of other assets and amortized to interest income or expense over the contract term. Gains and losses associated with forwards are deferred as an adjustment to the carrying value of the related asset or liability and are recognized in the corresponding interest income or expense accounts over the remaining life of the hedged item. Gains and losses on terminated hedging instruments are also deferred and amortized over the remaining life of the hedged item.

Derivative financial instruments, such as caps and floors, that do not meet the required criteria are carried on the balance sheet at fair value with realized and unrealized changes in that value recognized in earnings. If the hedged item is sold or its outstanding balance otherwise declines below that of the related hedging instrument, the derivative product (or applicable excess portion thereof) is marked-to-market and the resulting gain or loss is included in net income.

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

Premiums and discounts on securities available-for-sale, as well as securities held-to-maturity, are amortized over the estimated lives of the related securities. This amortization and adjustments stemming from changes in estimated lives, is included in interest income on the accompanying consolidated statements of income.

Securities Held-to-Maturity

Securities held-to-maturity are stated at amortized cost. Designation as such a security is made at the time of acquisition and is based on intent and ability to hold the security to maturity.

Mortgage Banking Activities

The Corporation routinely sells to investors its originated residential mortgage loans, as well as those acquired from third parties. The Corporation may or may not retain the servicing rights related to the mortgages sold. Gains on sales of mortgages are recorded to the extent proceeds exceed the carrying value of the loans. Mortgage loans held-for-sale are carried at the lower of cost or market, which is determined under the aggregate method. In determining the lower of cost or market, the gains and losses associated with the corresponding financial instruments, used to hedge against increases in interest rates, are considered.

When a definitive plan exists to sell the loan and retain the servicing, the cost of the mortgage is allocated between the loan and its related mortgage servicing right based on their fair values at the date of origination or purchase.

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

Loans

Loans are generally stated at their principal amount outstanding, net of unearned income. Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. A loan is placed on nonaccrual status and evaluated for impairment when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection, or when, in the opinion of management, there is sufficient reason to doubt collectibility of principal or interest. Interest previously accrued, but not collected, is reversed and charged against interest income at the time the loan is placed on nonaccrual status. Generally, the terms of loans that resulted from troubled debt restructurings are at interest rates considered below current market rates for comparable loans and are evaluated for impairment. The Corporation considers loans which are on nonaccrual or restructured status as impaired.

Old Kent's policy is to review impaired loans to determine the need for a valuation allowance. The Corporation determines this need using the most appropriate of the following methods: (1) the present value of the expected future cash flows discounted at the loan's effective rate of interest, (2) the loan's observable market price, or (3) the fair value of the collateral, if the loan is collateral dependent. Large groups of smaller balance homogenous loans with common risk characteristics are aggregated and collectively evaluated for impairment. These large groups of smaller balance homogenous loans include residential mortgages, consumer loans, and certain commercial loans, such as those to small businesses.

Interest payments received on nonaccrual loans are recorded as principal reductions if principal repayment is doubtful. Loans are no longer classified as impaired when principal and interest payments are current and collectibility is no longer in doubt. Interest income on restructured loans is recognized according to the terms of the restructure, subject to the nonaccrual policy described above.

Certain commitment and loan origination fees are deferred and amortized as an adjustment of the related loan's yield over its contractual life using the interest method, or other sufficiently similar methods. All remaining commitment and loan origination fees and all direct costs associated with originating or acquiring loans are recognized currently, which is not materially different than the prescribed method.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb probable losses in the loan portfolio. The amount is based on management's specific review and analysis of the loan portfolio, and evaluation of the effects of current economic conditions on the loan portfolio. This process is based on estimates, and ultimate losses may materially differ in the near term from the current estimates. As changes in estimates occur, adjustments to the level of the allowance are recorded in the provision for credit losses in the period in which they become known.

Leasehold Improvements, Premises and Equipment

Leasehold improvements, premises and equipment are stated at original costs, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, whichever period is shorter. For income tax purposes, minimum lives and accelerated methods are used.

Other Real Estate Owned

Other real estate owned consists of properties acquired in partial or total satisfaction of debt. Other real estate owned is stated at fair value. Losses arising at acquisition are charged against the allowance for credit losses. Reductions in fair value subsequent to acquisition are recorded in other expense in the consolidated statements of income. Any gains realized on dispositions are included in other income.

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

Trust Assets

Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the consolidated balance sheets, since such assets are not owned by the Corporation.

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

Old Kent also maintains a noncontributory, nonqualified pension plan for certain participants whose retirement benefit payments under the qualified plan are expected to exceed the limits imposed by the Internal Revenue code. Old Kent maintains nonqualified trusts, referred to as "rabbi" trusts, primarily to fund and secure the benefits in excess of those permitted in certain of the Old Kent qualified pension plans. These arrangements offer certain officers of the Corporation a degree of assurance for ultimate payment of benefits. The assets remain subject to the claims of creditors of Old Kent and are not the property of the employees. Hence, they are accounted for as assets of the Corporation in the consolidated balance sheets.

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

Earnings per share

Effective December 31, 1997, Old Kent adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Accordingly, all prior period "earnings per share" amounts included in this report have been restated to conform to this standard. Basic earnings per share is computed by dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the average number of common shares outstanding plus all potential common shares. Dilutive potential common shares include all shares which may become contractually issuable. For Old Kent, dilutive potential common shares are primarily comprised of shares issuable under employee stock plans.

Reclassification

Certain reclassifications have been made to prior periods' financial statements to place them on a basis comparable with the current period's financial statements.

NOTE 2. BUSINESS ACQUISITIONS AND DISPOSITIONS

On September 1, 1997, Old Kent Insurance Group, Inc.(a subsidiary of Old Kent
Bank), acquired Grand Rapids Holland Insurance Agency, Inc., ("GRH") a provider of commercial and personal insurance products through offices in western Michigan. Old Kent issued approximately 86 thousand shares to acquire all of the outstanding common stock of GRH. When acquired, GRH had assets of approximately $6.2 million. This acquisition was accounted for as a purchase. Accordingly, the results of operations of GRH are included in Old Kent's consolidated results of operations from the date of acquisition. Had this purchase been effective January 1, 1996, there would have been no material effect on Old Kent's consolidated results of operations and financial condition.

On January 1, 1997, Old Kent acquired Seaway Financial Corporation ("Seaway"), a bank holding company headquartered in St. Clair, Michigan. Seaway was the parent of The Commercial and Savings Bank of St. Clair County (St. Clair, Michigan) and The Algonac Savings Bank (Algonac, Michigan). When acquired, Seaway had total assets and total deposits of approximately $345 million and

$302 million, respectively. Old Kent issued approximately 1.9 million shares of Old Kent Common Stock in exchange for all of the outstanding common stock of Seaway. This acquisition was accounted for as a purchase. Accordingly, the results of Seaway's operations are included in Old Kent's consolidated results of operations from the date of acquisition. If this purchase had been effective January 1, 1996, there would have been no material effect on Old Kent's consolidated results of operations and financial condition.

During January, 1997, Old Kent sold its commercial mortgage banking subsidiary, Hartger & Willard Mortgage Associates, Inc. for approximately $1.3 million in cash.

On December 4, 1996, Old Kent purchased the assets of Insurance Resource Group, L.L.C., Poggi & Associates, L.L.C., and Insurance Consultants, L.L.C., each of which provide commercial insurance products and services through one office in Grand Rapids, Michigan, for cash of $1.8 million. This agency is now operated as Old Kent Insurance Group, Inc. As a purchase, the results of operations of Insurance Resource Group, L.L.C., Poggi & Associates, L.L.C., and Insurance Consultants, L.L.C., are included in Old Kent's consolidated results of operations from the date of acquisition. If this purchase had been effective January 1, 1996, there would have been no material effect on Old Kent's consolidated results of operations or financial condition.

On August 1, 1996, Old Kent acquired National Pacific Mortgage Corporation ("NPMC"), a mortgage company headquartered in Anaheim, California, with 17 branch offices in California and Oregon, for approximately $29 million in cash and other consideration. When acquired, NPMC had assets of approximately $150 million and a mortgage servicing portfolio of approximately $1.8 billion. The acquisition of NPMC was accounted for as a purchase. Accordingly, its results of operations are included in Old Kent's consolidated results of operations from the date of acquisition. Had this purchase been effective January 1, 1996, there would have been no material effect on the consolidated results of operations or financial condition.

On February 2, 1996, Old Kent sold its wholly owned subsidiary First National Bank of Lockport for cash of approximately $17 million. When sold, the bank had total assets of $102 million and deposits of $81 million.

On January 22, 1996, Old Kent acquired Republic Mortgage Corp. ("Republic"), headquartered in Salt Lake City, Utah with 19 branch offices. The acquisition was treated as a purchase for accounting purposes and, accordingly, the results of operations of Republic are included in Old Kent's consolidated results of operations from the acquisition date. Republic's shareholders were issued approximately 0.2 million shares of Old Kent common stock in exchange for all of the outstanding shares of Republic. When acquired, Republic had assets of $39 million and serviced approximately $127 million of residential mortgages.

NOTE 3. PLEDGED AND RESTRICTED ASSETS

The Federal Reserve requires the banking subsidiaries to maintain certain average non-interest bearing cash balances in accordance with stated reserve requirements. These average reserves approximated $44 million during 1997 and $100 million during 1996.

At December 31, 1997, securities having an aggregate amortized cost of approximately $1.0 billion were pledged to secure public and trust deposits and for other purposes as required by law. These pledged assets primarily consisted of securities available-for-sale and securities held-to-maturity.

The average Securities Sold Under Agreements to Repurchase was $564 million in 1997, and $441 million in 1996. The maximum amount of outstanding agreements at any month-end during 1997 was $632 million. The average Securities Purchased Under Agreements to Resell was $2 million in 1997, and $5 million in 1996. The maximum amount of outstanding agreements at any month-end during 1997 was $8 million. It is Old Kent's policy to take possession of securities purchased under agreements to resell.

NOTE 4. SECURITIES AVAILABLE-FOR-SALE

The following summarizes amortized cost and market values of securities available-for-sale at December 31, 1997 and 1996:

                                                                Gross         Gross       Estimated
                                                Amortized     Unrealized    Unrealized      Market
      December 31, 1997 (in thousands)             Cost         Gains         Losses        Value
----------------------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities     $  519,016      $2,186       $ 1,975      $  519,227
Collateralized mortgage obligations:
  U.S. Government issued                         1,030,220       5,830         2,337       1,033,713
  Privately issued                                 237,363       1,066         2,688         235,741
Mortgage-backed pass-through securities            134,127         280           135         134,272
Other securities                                   113,709         205             -         113,914
                                                ----------      ------       -------      ----------
Total                                           $2,034,435      $9,567       $ 7,135      $2,036,867
                                                ==========      ======       =======      ==========
December 31, 1996 (in thousands)
--------------------------------------------
U.S. Treasury and federal agency securities     $1,167,775      $  298       $ 7,891      $1,160,182
Collateralized mortgage obligations:
  U.S. Government issued                           419,499         433         3,064         416,868
  Privately issued                                 189,347         465         4,277         185,535
Mortgage-backed pass-through securities             72,452          46         1,179          71,319
Other securities                                    61,294           -             -          61,294
                                                ----------      ------       -------      ----------
Total                                           $1,910,367      $1,242       $16,411      $1,895,198
                                                ==========      ======       =======      ==========

The amortized cost and market values of securities available-for-sale at December 31, 1997, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                              Estimated
                                                                Amortized       Market
              December 31, 1997 (in thousands)                     Cost         Value
----------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities:
  Due in one year or less                                       $   30,532    $   30,522
  Due after one year through five years                            201,633       203,722
  Due after five years through ten years                           286,851       284,983
  Due after ten years                                                    -             -
                                                                ----------    ----------
Total U.S. Treasury and federal agency securities                  519,016       519,227
Collateralized mortgage obligations and other
  mortgage-backed securities                                     1,401,710     1,403,726
Other securities                                                   113,709       113,914
                                                                ----------    ----------
Total                                                           $2,034,435    $2,036,867
                                                                ==========    ==========

NOTE 5. SECURITIES HELD-TO-MATURITY

The following summarizes amortized cost and market values of securities held-to-maturity at December 31, 1997 and 1996:

                                                            Gross        Gross      Estimated
                                              Amortized   Unrealized   Unrealized    Market
December 31, 1997 (in thousands)                Cost        Gains        Losses       Value
---------------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities   $ 15,248      $   48       $   11     $ 15,285
Collateralized mortgage obligations:
  U.S. Government issued                       453,556         682        4,377      449,861
  Privately issued                             119,526         329          992      118,863
Mortgage-backed pass-through securities         93,896       1,307          294       94,909
State and political subdivision securities     138,613       4,517        1,146      141,984
                                              --------      ------       ------     --------
Total                                         $820,839      $6,883       $6,820     $820,902
                                              ========      ======       ======     ========
December 31, 1996 (in thousands)
--------------------------------------------
U.S. Treasury and federal agency securities   $  6,116      $    9       $    1     $  6,124
Collateralized mortgage obligations:
  U.S. Government issued                       462,778       1,878        3,444      461,212
  Privately issued                             160,699           -        1,885      158,814
Mortgage-backed pass-through securities        122,878       2,320          247      124,951
State and political subdivision securities     156,859       4,730        1,098      160,491
                                              --------      ------       ------     --------
Total                                         $909,330      $8,937       $6,675     $911,592
                                              ========      ======       ======     ========

The amortized cost and market values of securities held-to-maturity at December 31, 1997, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                          Estimated
                                                              Amortized    Market
December 31, 1997 (in thousands)                                Cost        Value
-----------------------------------------------------------------------------------
U.S. Treasury and federal agency securities:
  Due in one year or less                                     $  4,001    $  3,991
  Due after one year through five years                         11,247      11,294
                                                              --------    --------
Total U.S. Treasury and federal agency securities               15,248      15,285
                                                              --------    --------
State and Political subdivision securities:
  Due in one year or less                                       21,741      22,410
  Due after one year through five years                         60,863      62,571
  Due after five years through ten years                        38,003      38,586
  Due after ten years                                           18,006      18,417
                                                              --------    --------
Total state and political subdivision securities               138,613     141,984
Collateralized mortgage obligations and other
  mortgage-backed securities                                   666,978     663,633
                                                              --------    --------
Total                                                         $820,839    $820,902
                                                              ========    ========

NOTE 6. LOANS AND NONPERFORMING ASSETS

The following summarizes loans:

December 31 (in thousands)                                         1997          1996
----------------------------------------------------------------------------------------
 Commercial                                                     $2,576,008    $2,205,837
 Real estate -- Commercial                                       1,796,308     1,719,699
 Real estate -- Construction                                       557,007       428,001
 Real estate -- Residential mortgages                              766,047       859,318
 Real estate -- Consumer home equity                               906,824       728,530
 Consumer                                                        1,694,136     1,636,719
 Credit card loans                                                   1,694       317,554
 Lease financing                                                   171,453       201,398
                                                                ----------    ----------
 Total Loans                                                    $8,469,477    $8,097,056
                                                                ==========    ==========

Loans made by Old Kent to its directors and executive officers, including their family members and associated entities, aggregated $70 million and $62 million at December 31, 1997 and 1996, respectively. During 1997, new loans and other additions amounted to $65 million and repayments and other reductions were $57 million. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization and do not represent more than a normal risk of collection.

The table below summarizes impaired loans and other nonperforming assets:

December 31 (in thousands)                                       1997          1996
-------------------------------------------------------------------------------------
Impaired loans:
 Nonaccrual loans                                               $52,036       $39,950
 Restructured loans                                               2,688         2,832
                                                                -------       -------
Total impaired loans                                             54,724        42,782
 Other real estate owned                                          7,619         7,097
                                                                -------       -------
 Total nonperforming assets                                     $62,343       $49,879
                                                                =======       =======

Loans past due 90 days or more for which interest income continues to be recognized totalled $13.5 million and $36.8 million at December 31, 1997 and 1996, respectively. Gross interest income that would have been recorded in 1997 for nonaccrual and restructured loans as of December 31, 1997, assuming interest had been accrued throughout the year in accordance with original terms, was $4.3 million. The comparable total for 1996 was $3.3 million. The amount of interest included in income on these loans was $1.9 million and $.9 million in 1997 and 1996, respectively. During the years 1997 and 1996, impaired loans averaged $47.4 million and $44.4 million, respectively. At December 31, 1997, there was no specific valuation allowance associated with impaired loans.

At December 31, 1997, the Corporation's management has also identified loans totalling approximately $25.9 million as potential problem loans. These loans are not included as nonperforming assets in the table above. While these loans were in compliance with repayment terms at December 31, 1997, other circumstances caused management to seriously doubt the ability of the borrowers to continue to remain in compliance with existing loan repayment terms.

During June, 1997, Old Kent sold approximately $266 million of credit card loans. This sale resulted from the Corporation's decision to discontinue business activity as an underwriter of credit card loans. Old Kent will continue to be an issuer, but will no longer carry credit card loans on its balance sheet.

After related costs, Old Kent recognized a pre-tax gain on this sale of $16.7 million, or approximately $.11 per common share after taxes. In November, 1997, the Corporation sold approximately $60 million of consumer loans collateralized by boats and other marine assets. As a result, Old Kent recognized a gain of approximately $0.3 million.

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

NOTE 7. ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses:

         Year ended December 31 (in thousands)                1997        1996        1995
--------------------------------------------------------------------------------------------
Balance at beginning of year                                $165,928    $174,248    $167,253
Additions:
Provision charged to operations                               45,677      35,236      21,666
Business acquisitions and loan purchases                       3,184          41         438
                                                            --------    --------    --------
Total additions                                               48,861      35,277      22,104
                                                            --------    --------    --------
Deductions:
Credit losses                                                (64,662)    (56,466)    (26,087)
Less recoveries                                               15,885      14,049      12,678
                                                            --------    --------    --------
Net credit losses                                            (48,777)    (42,417)    (13,409)
Loan sales and other dispositions                             (8,595)     (1,180)     (1,700)
                                                            --------    --------    --------
Total deductions                                             (57,372)    (43,597)    (15,109)
                                                            --------    --------    --------
Balance at end of year                                      $157,417    $165,928    $174,248
                                                            ========    ========    ========

NOTE 8. LEASEHOLD IMPROVEMENTS, PREMISES AND EQUIPMENT

The following summarizes leasehold improvements, premises and equipment:

December 31 (in thousands)                                      1997       1996
---------------------------------------------------------------------------------
Land                                                          $ 29,676   $ 28,477
Land improvements                                                8,570      6,570
Buildings and improvements                                     173,450    167,906
Leasehold improvements                                          21,079     18,439
Furniture and equipment                                        162,005    135,083
                                                              --------   --------
                                                               394,780    356,475
Less accumulated depreciation and amortization                 210,042    182,559
                                                              --------   --------
Net leasehold improvements, premises and equipment            $184,738   $173,916
                                                              ========   ========

NOTE 9. OTHER ASSETS

Other assets shown on the consolidated balance sheets include the following intangible assets (net of accumulated amortization):

December 31, (in thousands)                                     1997      1996
--------------------------------------------------------------------------------
Goodwill                                                      $108,813   $84,318
Core deposit intangibles                                        23,130    14,557
                                                              --------   -------
Total                                                         $131,943   $98,875
                                                              ========   =======

Other assets shown on the consolidated balance sheets includes mortgage servicing rights ("MSRs") as follows:

December 31, (in thousands)                                     1997       1996
---------------------------------------------------------------------------------
MSR's, net of amortization                                    $150,988   $100,588
Less servicing impairment reserve                               (4,629)    (4,482)
                                                              --------   --------
Carrying value of MSR's                                       $146,359   $ 96,106
                                                              ========   ========
Estimated aggregate fair value of capitalized MSR's           $150,000   $116,000
Estimated aggregate fair value of MSR's originated prior to
  1995                                                          16,000     19,000
                                                              --------   --------
Total                                                         $166,000   $135,000
                                                              ========   ========

MSR's originated prior to Old Kent's prospective adoption of Statement of Financial Accounting Standards No. 122 (as amended by FASB No. 125) represent "off-balance sheet" assets because no MSR values had been capitalized prior to the adoption dates. The estimated fair values shown above for these MSR's, as well as those which had been capitalized, were determined based upon quoted market prices for comparable transactions, where available, or the present value of expected future cash flows.

The following reflects capitalized mortgage servicing rights and related impairment transactions for the years indicated:

Year ended December 31, (in thousands)                          1997       1996
---------------------------------------------------------------------------------
MSR's:
Balance at beginning of period                                $100,588   $ 57,947
Additions                                                      111,192     62,612
Sales                                                          (30,457)    (2,587)
Amortization                                                   (30,335)   (17,384)
                                                              --------   --------
Balance at end of period                                      $150,988   $100,588
                                                              ========   ========
Related impairment reserve:
Balance at beginning of period                                $ (4,482)  $ (4,818)
Servicing impairment (provision)/benefit                          (147)       336
                                                              --------   --------
Balance at end of period                                      $ (4,629)  $ (4,482)
                                                              ========   ========

NOTE 10. OTHER BORROWED FUNDS

The following summarizes other borrowed funds:

December 31 (in thousands)                                       1997         1996
-------------------------------------------------------------------------------------
Bank notes                                                    $  960,500   $  445,000
Securities sold under agreements to repurchase                   608,000      441,734
Treasury tax and loan demand notes                                90,273      111,123
Federal funds purchased                                          189,670       40,765
Other borrowed funds                                             226,348      197,245
                                                              ----------   ----------
Total other borrowed funds                                    $2,074,791   $1,235,867
                                                              ==========   ==========

Of the $960.5 million bank notes outstanding at December 31, 1997, all of the notes mature during 1998 at interest rates ranging from 5.62% to 7.15%.

NOTE 11. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE CORPORATION'S JUNIOR SUBORDINATED DEBENTURES

On January 31, 1997, Old Kent issued a floating rate junior subordinated debenture (the "Debenture") having a principal amount of $103,092,784 to Old Kent Capital Trust I (the "Trust"). Cumulative interest on the principal sum of the Debenture accrues from January 31, 1997, and it is payable quarterly in arrears on the first day of February, May, August and November of each year at a variable rate per annum equal to LIBOR (London Interbank Offering Rate) plus
 .80% until paid. Interest is computed on the actual number of days elapsed in a year of twelve 30 day months. The Debentures rank subordinate and junior in right of payment to all Indebtedness (as defined) of Old Kent. The Debenture matures on February 1, 2027, but may be redeemed in whole or in part beginning on February 1, 2007, or earlier upon the occurrence of certain special events defined in the Indenture governing the Debenture.

On January 31, 1997, the Trust sold Floating Rate Subordinated Capital Income Securities ("Preferred Securities") having an aggregate liquidation amount of $100 million to investors and issued Common Capital Securities ("Common Securities") having an aggregate liquidation amount of $3,092,784 to Old Kent. All of the proceeds from sale of Preferred Securities and Common Securities were invested in the Debenture. Preferred Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Preferred Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to the interest and principal payments due on the Debenture. Payment of distributions by the Trust and payments on liquidation of the Trust or redemption of Preferred Securities are guaranteed by Old Kent to the extent the Trust has funds available (the "Guarantee"). Old Kent's obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust's obligations under the Preferred Securities issued by the Trust. Because the Common Securities held by Old Kent represent all of the outstanding voting securities of the Trust (in the absence of a default or other specified event), the Trust is considered to be a wholly owned subsidiary of Old Kent for reporting purposes and its accounts are reflected in the consolidated financial statements of Old Kent.

The Preferred Securities qualify as Tier I capital for regulatory capital purposes. Issuance of the Preferred Securities by the Trust had the effect of increasing Old Kent's regulatory capital. Proceeds from the sale of the Debenture to the Trust were available for general corporate purposes, including repurchase of shares.

NOTE 12. PREFERRED STOCK AND PREFERRED STOCK PURCHASE RIGHTS

At December 31, 1997 and 1996, there were 25,000,000 shares of preferred stock authorized but not issued. At December 31, 1997 and 1996, 3,000,000 of these shares were designated Series A Preferred Stock and 500,000 shares were designated Series B Preferred Stock. At December 31, 1997, 1,000,000 shares of authorized but unissued preferred stock were designated Series C Preferred Stock.

On December 31, 1997, approximately 44.2 million Series C Preferred Stock Purchase Rights ("Series C Rights") were outstanding. The Series C Rights were issued as an updated replacement of similarly featured Series B Preferred Stock Purchase Rights which were redeemed by the Corporation concurrently with the issue of the Series C Rights. A Series C Preferred Stock Purchase Rights Plan (the "Rights Agreement") was adopted by the Board on January 20, 1997. Series C Rights were issued on February 14, 1997 as a dividend to holders of the Corporation's common stock at the rate of one right for each share of common stock outstanding. As a result of a two-for-one stock split and a 5% stock dividend paid in 1997, each share of the Corporation's common stock carried .476 of a Series C Right at December 31, 1997. Each full Series C Right entitled the holder to buy 1/100 of a share of Series C Preferred Stock at a price of $160.00. The exercise price and the number of shares of Series C Preferred Stock issuable upon the exercise of the Series C Rights are subject to adjustment in certain cases to prevent dilution. Series C Rights are attached to and evidenced by common stock certificates and are not transferable apart from the common stock until the occurrence of certain events set forth in the Rights Agreement. Series C Rights do not have any voting rights. Series C Rights are redeemable at the option of the Corporation, at a price of $.01 per Series C Right, prior to the time of any person or group acquires beneficial ownership of 15% or more of the then outstanding common stock, commences a tender offer for 15% or more of the then outstanding common stock, or is declared by the board of directors to be an "adverse person" under the plan. Series C Rights expire on February 13, 2007. So long as the Rights are not separately transferable, the Corporation will issue .476 of a Right (subject to possible future adjustment) with each newly issued share of common stock.

NOTE 13. COMMON STOCK

During the three years ended December 31, 1997, the Corporation has issued shares for stock dividends as follows:

         Amount of        Number of      Payment    Record    Declaration
Year   Stock Dividend   Shares Issued     Date       Date        Date
-------------------------------------------------------------------------
1997     5 percent        2,269,430       July 28   June 27     June 16
1996     5 percent        2,229,606       July 25   June 25     June 17
1995     5 percent        2,157,241     August 15   July 19     June 19

On December 15, 1997, the Corporation issued 46,447,461 shares of its common stock in a two-for-one stock split, effected as a 100 percent stock dividend, to shareholders of record on November 14, 1997. All per share amounts included in this report have been retroactively adjusted to reflect the effect of the stock dividends and the stock split.

On June 17, 1996, the Board of Directors of the Corporation authorized repurchase of up to 2.5 million shares of Old Kent Common Stock, which would be reserved for later reissue in connection with future stock dividends, employee benefit plans and other corporate purposes. The directors also authorized repurchase of Old Kent Common Stock for reissue in connection with Old Kent's acquisition of Seaway Financial Corporation. These programs were concluded on July 28, 1997. On June 16, 1997, the Board of Directors of the Corporation authorized repurchase of up to 3.0 million shares of Old Kent Common Stock, which would be reserved for later reissue in connection with future stock dividends, employee benefit plans and other corporate purposes. This authorization was amended by the board of directors on October 20, 1997 to give effect to the two-for-one stock split on December 15, 1997. The amended authorization doubled the number of shares authorized for repurchase but not yet repurchased on the payment date of the stock split.

The table below summarizes shares repurchased and reserved with the intent of future reissuance at December 31, 1997:

                                                                   Dividend
                                                                 Reinvestment   Acquisitions
                                                      Stock      and Employee   Accounted for
                                         Total      Dividends    Stock Plans    as Purchases
---------------------------------------------------------------------------------------------
Shares reserved at December 31, 1996    2,821,758    1,370,000      450,000       1,001,758
Shares repurchased under 1996
  authorization                         1,854,367      705,814      226,134         922,419
Shares issued for related stated
  purposes                             (4,216,125)  (2,075,814)    (216,134)     (1,924,177)
                                       ----------   ----------    ---------      ----------
Subtotal                                  460,000            0      460,000               0
Shares repurchased under 1997
  authorization                         1,561,762      960,000      515,516          86,246
Shares issued for related stated
  purposes                               (372,426)           0     (286,180)        (86,246)
Effect of two-for-one stock split
  paid December 15, 1997                1,540,207      960,000      580,207               0
                                       ----------   ----------    ---------      ----------
Shares reserved at December 31, 1997    3,189,543    1,920,000    1,269,543               0
                                       ==========   ==========    =========      ==========

At December 31, 1997, Old Kent had remaining authorization to repurchase approximately 3.1 million shares of its common stock over the ensuing seven month period. Shares intended for anticipated future stock dividends are reacquired ratably on a quarterly basis; shares intended for reissue in connection with dividend reinvestment and employee stock plans are reacquired quarterly as needed to maintain shares reserved for those purposes at a level consistent with anticipated permissible needs; shares for use in connection with purchase accounting business acquisitions are reacquired based upon need.

NOTE 14. STOCK BASED COMPENSATION

Old Kent has stock option plans under which options may be granted to certain officers and employees at not less than the market price of Old Kent's common stock on the date of grant. The options granted are exercisable immediately, or are subject to a vesting schedule where one third of the shares vests immediately, one third vests at the first anniversary date of the grant, and the final third vests at the second anniversary date. Options granted expire within ten years of the date of grant, subject to certain cancelation provisions relating to employment. At December 31, 1997, a total of 4,440,710 shares were reserved for options, including 2,813,880 shares available for future option grants under stock option plans. The following table summarizes stock option transactions and the related average exercise prices for the last three years.

                                             (adjusted for stock splits and dividends)
                            ---------------------------------------------------------------------------
                                     1997                      1996                      1995
                            -----------------------   -----------------------   -----------------------
                                         Weighted                  Weighted                  Weighted
                             No. of       Average      No. of       Average      No. of       Average
                             Shares     Exer. Price    Shares     Exer. Price    Shares     Exer. Price
-------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year         2,059,312     $ 12.20     2,278,443     $10.33      2,529,637     $10.12
Options granted               384,858       27.59       307,543      17.69        479,436      13.70
Options exercised            (817,340)     (11.25)     (460,316)     (7.25)      (708,404)    (11.76)
Options forfeited                   0           -       (66,358)     (7.68)       (22,226)     14.30
                            ---------                 ---------                 ---------
Options outstanding at end
  of year                   1,626,830     $ 16.31     2,059,312     $12.20      2,278,443     $10.33
                            =========                 =========                 =========
Weighted average estimated
  fair value of options
  granted in year                         $  6.37                   $ 3.49                    $ 2.52

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of options granted for:

                                                               1997         1996       1995
-----------------------------------------------------------------------------------------------
Dividend Yield                                                    2.5%      3.3%       3.3%
Expected Average Life (in years)                                    5         5          5
Expected Volatility                                              20.0%     17.6%      17.6%
Risk Free Interest Rate                                       5.7-6.2%      6.6%       5.9%

Options were outstanding at December 31, 1997 as follows:

                                                                                Weighted
                                                                   Weighted     Average
                                                                   Average     Remaining
                                    Lowest   Highest   Number of   Exercise   Contractual
Exercise Price per share:           Price     Price     Options     Price     Life (years)
------------------------------------------------------------------------------------------
Under $14                           $ 6.11   $13.66      565,332    $ 9.52        3.3
Over $14                            $14.63   $40.19    1,061,498     19.93        8.2
                                                       ---------    ------        ---
All options                         $ 6.11   $40.19    1,626,830    $16.31        6.5
                                                       =========    ======        ===

The Corporation accounts for its option plans under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), under which no compensation cost has been recognized in the accompanying consolidated statements of income. The table below displays pro forma amounts for net income and net income per common share which reflects the effects of additional compensation cost for 1996 and 1995 option grants as if they had been recognized under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

                                     1997                              1996                              1995
                        -------------------------------   -------------------------------   -------------------------------
                             Net                               Net                               Net
                           Income       Basic   Diluted      Income       Basic   Diluted      Income       Basic   Diluted
                        (in millions)    EPS      EPS     (in millions)    EPS      EPS     (in millions)    EPS      EPS
---------------------------------------------------------------------------------------------------------------------------
As Reported                $180.3       $1.90    $1.88       $158.7       $1.63    $1.61       $141.8       $1.42    $1.41
Pro forma                  $179.0       $1.88    $1.87       $158.0       $1.62    $1.61       $141.0       $1.41    $1.40

Old Kent also has restricted stock plans under which certain officers and employees may be awarded restricted stock. The plans provide for the issuance of a maximum of 2,584,472 authorized but previously unissued shares of Old Kent's common stock, subject to certain antidilution adjustments, as defined in the plans. Shares issued pursuant to the plans are restricted as to sale or transfer for a period of up to five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1997, 1996, and 1995, Old Kent issued 182,272 shares, 149,784 shares and 109,368 shares of its common stock with total market values of $5,071,000, $2,656,000 and $1,705,000, respectively, which are being amortized ratably to expense over the period of restriction. At December 31, 1997, there were 179,339 shares reserved for future restricted stock plan awards.

Old Kent also has a deferred stock compensation plan under which key employees may be awarded shares of stock as deferred compensation to be received at a specified later date, which may be up to five years after the date of the award. The plan provides for the issuance of a maximum of 695,100 authorized but previously unissued shares of Old Kent's common stock. Shares awarded under the plan would not be issued until the end of the deferral period, unless there is a change of control of the Corporation, in which case the shares would be issued to a trust where they are to be held and distributed at the end of the deferral period. Employees who receive awards under this plan will receive additional compensation equal to the dividends which would have been paid on the shares awarded if they were outstanding during the deferral period. During 1997, 1996 and 1995, Old Kent awarded 27,972 shares, 38,089 shares and 40,341 shares of its common stock valued at $755,000, $674,000 and $629,000 respectively at their award dates. Deferred stock compensation is ratably charged to expense from the date of award to the end of the deferral period based on current market value. At December 31, 1997, there were 434,310 shares reserved for future deferred stock compensation plan awards.

NOTE 15. OTHER INCOME AND OTHER EXPENSE

Other income, as shown on the consolidated statements of income, includes the following:

           Year ended December 31 (in thousands)                 1997       1996       1995
---------------------------------------------------------------------------------------------
Mutual fund sale and service income                             $ 2,759    $   599    $   154
Gains on sales of assets                                          2,235      5,086        542
Safe deposit box rental income                                    2,090      2,031      1,774
Trading account gains                                             1,661      2,253      2,222
Other revenues                                                   15,523     11,443      7,162
                                                                -------    -------    -------
Total other income                                              $24,268    $21,412    $11,854
                                                                =======    =======    =======

Other expense, as shown on the consolidated statements of income, includes the following:

           Year ended December 31 (in thousands)                 1997       1996       1995
---------------------------------------------------------------------------------------------
Postage and courier charges                                     $13,026    $12,305    $10,495
Legal audit and examination fees                                  5,580      4,741      5,600
Other expenses                                                   68,161     65,536     54,538
                                                                -------    -------    -------
Total other expenses                                            $86,767    $82,582    $70,633
                                                                =======    =======    =======

Securities transactions for available-for-sale and held-to-maturity securities, as shown on the consolidated statements of income, includes gross gains and gross losses as follows:

          Year ended December 31 (in thousands)               1997        1996        1995
--------------------------------------------------------------------------------------------
Gross gains on sales of securities                           $ 4,267    $ 11,151    $ 12,245
Gross losses on sales of securities                           (3,524)    (11,023)    (11,824)
                                                             -------    --------    --------
Securities transactions                                      $   743    $    128    $    421
                                                             =======    ========    ========
Income tax applicable to securities transactions             $   260    $    (45)   $   (131)
                                                             =======    ========    ========

NOTE 16. EMPLOYEE BENEFITS

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

December 31 (in thousands)                                        1997           1996
----------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested benefits
  of $87,366 and $74,923                                        $  89,616      $  76,460
                                                                =========      =========
 Projected benefit obligation for service rendered to date      $(127,344)     $(131,246)
Plan assets at fair value                                         111,094        102,376
                                                                ---------      ---------
Plan assets less than projected benefit obligation                (16,250)       (28,870)
Unrecognized net actuarial loss                                     9,776         32,514
Unrecognized prior service cost being recognized over 19
  years                                                             4,506          4,929
Unrecognized net transition assets being recognized over 15
 to 19 years                                                      (12,285)       (14,023)
                                                                ---------      ---------
Accrued Pension cost                                            $ (14,253)     $  (5,450)
                                                                =========      =========

Net pension expense (income) included the following components:

Year ended December 31 (in thousands)                     1997           1996           1995
----------------------------------------------------------------------------------------------
Service cost (benefits earned during the year)          $  8,664       $  7,850       $  7,371
Interest cost on projected benefit obligation              9,541          9,565          9,509
Actual return on plan assets                             (19,134)       (10,243)       (19,793)
Net amortization and deferral                             10,795          1,853         10,547
Loss from curtailment and settlement                           -              -            621
                                                        --------       --------       --------
Net periodic pension expense                            $  9,866       $  9,025       $  8,255
                                                        ========       ========       ========

The following assumptions were used in determining the actuarial present value of the projected benefit obligations as of December 31 for each of the following years:

                                                           1997            1996           1995
-----------------------------------------------------------------------------------------------
Discount rate                                              7.00%           7.75%          7.75%
Rate of increase in future compensation levels             4.25%           4.50%          4.70%
Expected long-term rate of return on plan assets          10.00%           9.00%          9.00%

Old Kent has adopted amended assumptions, as shown above, for use in the actuarial determination of its projected benefit obligations at December 31, 1997. The amended assumptions reflect a change in outlook based on management's assessment of expected economic conditions for the foreseeable future.

Eligible employees may elect to participate in Old Kent's retirement savings plans whereby the Company contributes a 50% matching contribution for each amount contributed by participating employees, within limits as defined in the plans. The cost of these retirement savings plans was $4,411,000, $3,637,000, and $2,975,000 for 1997, 1996 and 1995, respectively.

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

NOTE 17. TAXES ON INCOME

Components of the provision for income taxes are as follows:

           Year ended December 31 (in thousands)                 1997       1996       1995
---------------------------------------------------------------------------------------------
Current                                                         $73,954    $81,934    $77,482
Deferred expense (benefit)                                       19,627     (1,913)    (4,683)
                                                                -------    -------    -------
Total provision                                                 $93,581    $80,021    $72,799
                                                                =======    =======    =======

The preceding table excludes tax expense (benefit) of $6.2 million and ($7.1 million) for 1997 and 1996 respectively, related to the market value adjustments on investment securities available-for-sale, which is recorded directly in shareholders' equity.

Income tax expense differs from that computed at the federal statutory rate as follows:

           Year ended December 31 (in thousands)                 1997       1996       1995
---------------------------------------------------------------------------------------------
Tax at 35% statutory rate                                       $95,860    $83,553    $75,114
Tax effect of:
  Tax-exempt interest                                            (4,057)    (4,009)    (5,019)
  Amortization of goodwill                                        2,765      2,225      2,640
  Other, net                                                       (987)    (1,748)        64
                                                                -------    -------    -------
Income tax expense                                              $93,581    $80,021    $72,799
                                                                =======    =======    =======
Effective tax rate                                                 34.2%      33.5%      33.9%
                                                                =======    =======    =======

Components of the deferred tax assets and liabilities were as follows:

           Year ended December 31 (in thousands)                 1997       1996
----------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for credit losses                                   $53,537    $59,951
  Deferred compensation                                          16,771     12,236
  Accrued expenses                                                5,869      7,694
  Unrealized loss on securities available-for-sale                    -      5,309
  Other                                                           9,376      8,402
                                                                -------    -------
Total deferred tax assets                                        85,553     93,592
Valuation allowance                                                   -          -
                                                                -------    -------
Deferred tax assets                                              85,553     93,592
                                                                -------    -------
Deferred tax liabilities:
  Mortgage servicing rights                                      32,317     16,375
  Business combinations                                           2,471      2,347
  Prepaid pension                                                     -      1,739
  Depreciation                                                      598      1,595
  Accretion                                                       2,188      1,454
  Unrealized gain on securities available-for-sale                  851          -
  Other                                                           6,344      3,511
                                                                -------    -------
Deferred tax liabilities                                         44,769     27,021
                                                                -------    -------
Net deferred tax assets                                         $40,784    $66,571
                                                                =======    =======

NOTE 18. EARNINGS PER SHARE

The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share for each of the last three years:

                                                     1997            1996            1995
---------------------------------------------------------------------------------------------
Numerators:
Numerator for both basic and diluted earnings
  per share, net income                          $180,304,000    $158,701,000    $141,814,000
                                                 ============    ============    ============
Denominators:
Denominator for basic earnings per share,
  average outstanding common shares                94,962,920      97,631,592      99,804,580
Potential dilutive shares resulting from
  employee stock plans                                767,060         737,043         755,050
                                                 ------------    ------------    ------------
Denominator for diluted earnings per share         95,729,980      98,368,635     100,559,630
                                                 ============    ============    ============
Earnings per Share:
Basic                                                   $1.90           $1.63           $1.42
                                                 ------------    ------------    ------------
Diluted                                                 $1.88           $1.61           $1.41
                                                 ============    ============    ============

NOTE 19. COMMITMENTS AND CONTINGENCIES

Certain facilities and equipment are leased under noncancelable operating lease agreements which expire at various dates through the year 2014. The aggregate minimum rental commitments are as follows:

         Year ending December 31 (in thousands)            Premises   Equipment    Total
-----------------------------------------------------------------------------------------
1998.....................................................  $10,346     $3,105     $13,451
1999.....................................................    9,432      2,260      11,692
2000.....................................................    6,785      1,790       8,575
2001.....................................................    5,267        371       5,638
2002.....................................................    4,059        257       4,316
Thereafter...............................................    6,226          0       6,226
                                                           -------     ------     -------
Total minimal payments...................................  $42,115     $7,783     $49,898
                                                           =======     ======     =======

Rental expense charged to operations in 1997, 1996, and 1995, amounted to approximately $15,308,000, $11,706,000, and $11,835,000, respectively, including amounts paid under short-term cancelable leases. Certain leases contain provisions for renewal and purchase options, and require payment of property taxes, insurance and related expenses.

Included as a reduction of Old Kent's occupancy expense is building rental income of approximately $3,353,000, $3,222,000, and $3,761,000, for 1997, 1996,
and 1995, respectively.

At December 31, 1997, Old Kent and its subsidiaries were parties, both as plaintiff and as defendant, to a number of lawsuits which arose in the ordinary course of business. In the opinion of management, after consultation with the Corporation's counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial position and results of operations.

NOTE 20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

                                                           1997                    1996
                                                   --------------------    --------------------
                                                   Notional     Credit     Notional     Credit
          December 31 (in thousands)                Amount     Exposure     Amount     Exposure
-----------------------------------------------------------------------------------------------
Swap Categories:
Receive fixed/pay floating                         $506,231    $10,172     $386,314     $4,156
Receive floating/pay fixed                           25,000          0       75,000          0
                                                   --------    -------     --------     ------
                                                   $531,231    $10,172     $461,314     $4,156

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

                                                                    1997                  1996
                                                             -------------------   -------------------
                                                             Notional    Credit    Notional    Credit
                December 31 (in thousands)                    Amount    Exposure    Amount    Exposure
------------------------------------------------------------------------------------------------------
Interest rate caps sold                                      $20,000      $ -      $20,000      $ -
Interest rate caps bought                                     20,000        0       20,000       27
Interest rate floors sold                                     20,000        -       20,000        -
Interest rate floors bought                                   20,000       24       20,000       77

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

                                                                      1997                     1996
                                                             ----------------------   ----------------------
                                                             Contractual    Credit    Contractual    Credit
                December 31 (in thousands)                     Amount      Exposure     Amount      Exposure
------------------------------------------------------------------------------------------------------------
Mortgage forward sales                                       $1,217,500      $264      $598,000      $2,316
Mortgage & treasury options                                     842,500       286       110,500          13

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

                                                                    1997                  1996
                                                             -------------------   -------------------
                                                             Notional    Credit    Notional    Credit
                December 31 (in thousands)                    Amount    Exposure    Amount    Exposure
------------------------------------------------------------------------------------------------------
Interest rate floors                                           $ 0        $ 0      $168,000     $423

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

                                                                      1997                     1996
                                                             ----------------------   ----------------------
                                                             Contractual    Credit    Contractual    Credit
                December 31 (in thousands)                     Amount      Exposure     Amount      Exposure
------------------------------------------------------------------------------------------------------------
Foreign exchange forward contracts                             $19,262       $323       $29,975       $490

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

      Contractual Amount at December 31 (in millions)          1997     1996
-----------------------------------------------------------------------------
Commitments to extend credit                                  $4,252   $3,875
Standby and commercial letters of credit                         421      427

NOTE 21. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Net loans and mortgages held-for-sale

Generally, the fair value of loans was estimated by discounting the expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. For certain variable rate loans that reprice frequently the estimated fair value is equal to the carrying value. For mortgages held-for-sale the estimated fair value is equal to the carrying value adjusted for any price appreciation or depreciation due to changes in secondary market prices.

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

Guaranteed preferred beneficial interests in the Corporation's junior subordinated debentures

The carrying amount of these debentures was deemed to be a reasonable estimate of their fair value due to their adjustable rate structure.

Off-balance sheet financial instruments

The carrying value of Old Kent's interest rate contracts represents accrued interest as reflected in the consolidated balance sheets. The estimated fair value of interest rate contracts was based upon dealer or third-party quotations for the amount which might be realized from a transfer, sale or termination of such agreements. The fair value of Old Kent's commitments to extend credit, its outstanding letters of credit and foreign exchange contracts are insignificant.

The following summarizes the carrying value and estimated fair value of financial instruments.

                                                  1997                      1996
                                         -----------------------   -----------------------
                                          Carrying    Estimated     Carrying    Estimated
December 31 (in thousands)                 Value      Fair Value     Value      Fair Value
------------------------------------------------------------------------------------------
Financial Assets:
 Cash and cash equivalents               $  550,242   $  550,242   $  637,797   $  637,797
 Interest-earning deposits                    2,152        2,152          803          802
 Trading account securities                     986          986       19,009       19,009
 Securities available-for-sale            2,036,867    2,036,867    1,895,198    1,895,198
 Securities held-to-maturity                820,839      820,902      909,330      911,592
 Mortgages held-for-sale                  1,271,784    1,277,868      589,245      589,245
 Net loans                                8,312,060    8,573,828    7,931,128    8,164,247
 Interest receivable                        100,384      100,384       87,328       87,328
Financial Liabilities:
 Non-interest-bearing deposits            1,669,063    1,669,063    1,580,960    1,580,960
 Interest-bearing deposits -- no
  maturities                              3,070,892    3,070,892    2,935,632    2,935,632
 Interest-bearing deposits -- fixed
  maturities                              5,488,335    5,513,017    5,563,555    5,596,868
 Other borrowed funds                     2,074,009    2,072,864    1,235,867    1,238,288
 Interest payable                            56,385       56,385       66,376       66,376
 Subordinated debt                          100,000      100,870      100,000       96,920
 Guaranteed preferred beneficial
  interests in the Corporation's junior
  subordinated debentures                   100,000      100,000            -            -
Interest Rate Contracts Relating To:
 Assets: Commercial Loans                     3,705        6,467          752        2,004
        Mortgages held-for-sale                   0       (5,981)           0        1,630
 Liabilities                                     88           71          341          469

NOTE 22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, Old Kent Financial Corporation, is summarized as follows:

                  CONDENSED BALANCE SHEETS
                 December 31 (in thousands)                        1997          1996
----------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                                     $    5,550    $    8,149
  Interest-earning deposits and other securities                   123,908       115,462
  Leasehold improvements, premises and equipment                     8,281         7,667
  Investment in and advances to subsidiaries                     1,139,041       992,236
  Other assets                                                      51,866        41,167
                                                                ----------    ----------
Total Assets                                                    $1,328,646    $1,164,681
                                                                ==========    ==========
Liabilities and Shareholders' Equity:
  Subordinated debt                                             $  203,093    $  100,000
  Accrued expenses and other liabilities                            98,100        70,924
                                                                ----------    ----------
  Total liabilities                                                301,193       170,924
  Shareholders' equity                                           1,027,453       993,757
                                                                ----------    ----------
Total Liabilities and Shareholders' Equity                      $1,328,646    $1,164,681
                                                                ==========    ==========

             CONDENSED STATEMENTS OF INCOME
         Year ended December 31 (in thousands)                1997        1996        1995
--------------------------------------------------------------------------------------------
Income:
  Dividends from subsidiaries                               $155,600    $ 89,925    $106,300
  Service fees from subsidiaries                              60,459      56,032      54,982
  Interest and other                                           9,998      10,705       9,833
                                                            --------    --------    --------
Total income                                                 226,057     156,662     171,115
                                                            --------    --------    --------
Expenses:
  Interest                                                    16,086       8,634       2,570
  Salaries and benefits                                       50,112      43,102      37,350
  Occupancy                                                    4,760       4,551       4,467
  Equipment                                                    7,559       6,838       9,244
  Other                                                       31,437      28,058      42,458
                                                            --------    --------    --------
Total expenses                                               109,954      91,183      96,089
                                                            --------    --------    --------
Income before income taxes and equity in undistributed
  net income of subsidiaries                                 116,103      65,479      75,026
Income tax benefit                                            14,353      10,044       9,141
                                                            --------    --------    --------
Income before equity in undistributed net income of
  subsidiaries                                               130,456      75,523      84,167
Equity in undistributed net income of subsidiaries            49,848      83,178      57,647
                                                            --------    --------    --------
Net Income                                                  $180,304    $158,701    $141,814
                                                            ========    ========    ========

CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31 (in thousands)               1997            1996            1995
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                       $ 180,304       $ 158,701       $ 141,814
 Adjustments to reconcile net income
  to net cash provided by operating activities:
 Equity in undistributed net income of
   subsidiaries                                     (49,848)        (83,178)        (57,647)
 Depreciation, amortization and accretion            12,277           9,193          11,301
 Net gains on sales of assets                            (1)           (199)         (1,420)
 Net change in other assets                          (9,118)         (2,376)         (1,505)
 Net change in other liabilities                     24,925          12,413          15,083
                                                  ---------       ---------       ---------
Net cash provided by operating activities           158,539          94,554         107,626
                                                  ---------       ---------       ---------
Cash flows from investing activities:
 Net change in interest-earning assets               (7,296)         76,249        (138,473)
 Net change in investment in and advances to
  subsidiaries                                       (5,510)         16,658          (4,208)
 Purchases of leasehold improvements, premises &
  equipment, net                                     (3,216)         (3,361)         (1,834)
                                                  ---------       ---------       ---------
Net cash provided by (used for) investing
  activities                                        (16,022)         89,546        (144,515)
                                                  ---------       ---------       ---------
Cash flows from financing activities:
 Payments on long-term debt obligations                (123)            (61)            (57)
 Issuance of subordinated debt, net                  97,872               0         100,000
 Proceeds from common stock issuances                10,799          10,421           8,110
 Repurchases of common stock                       (189,605)       (135,792)        (20,805)
 Dividends paid to shareholders                     (64,059)        (59,122)        (55,334)
                                                  ---------       ---------       ---------
Net cash (used for) provided by financing
  activities                                       (145,116)       (184,554)         31,914
                                                  ---------       ---------       ---------
Net decrease in cash and cash equivalents            (2,599)           (454)         (4,975)
Cash and cash equivalents at beginning of year        8,149           8,603          13,578
                                                  ---------       ---------       ---------
Cash and cash equivalents at end of year          $   5,550       $   8,149       $   8,603
                                                  =========       =========       =========

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank may make to its parent company. As of January 1998, the subsidiary banks may distribute to the parent company, in addition to their 1998 net income, approximately $129 million in dividends without written approval from bank regulatory agencies. The remaining net assets of subsidiary banks, approximating $981 million at December 31, 1997, are unavailable for transfer to the parent company without prior regulatory consent.

NOTE 23. RISK BASED CAPITAL

The Corporation and its subsidiary banks are subject to various regulatory capital requirements administered by federal and other banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary banks' must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and its subsidiary banks capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Core (Tier 1) capital, Total capital and Leverage ratios. Management believes, as of December 31, 1997, that the Corporation and its subsidiary banks meet all capital adequacy requirements to which it is subject.

In the most recent examinations by Federal and State regulatory agencies, the Corporation and its subsidiary banks were categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and its subsidiary banks must maintain minimum risk-based ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Corporation's or its subsidiary banks' categories.

The following summarizes the Corporation's, and its subsidiary banks' regulatory capital ratios at December 31, 1997 and 1996:

                                                                                    To Be "Well
                                                                                   Capitalized"
                                                                                       Under
                                                                                      Prompt
                                                                 For Capital        Corrective
                                                                  Adequacy            Action
                                                Actual            Purposes          Provisions
                                            ---------------    ---------------    ---------------
(dollars in millions)                       Amount    Ratio    Amount    Ratio    Amount    Ratio
-------------------------------------------------------------------------------------------------
As of December 31, 1997:
Total Capital (to Risk Weighted Assets)
 Consolidated                               $1,231    11.73%    $840     8.00%    $1,050    10.00%
 Old Kent Bank                               1,126    11.14      809     8.00     1,011     10.00
 Old Kent Bank, N.A.                             9    10.71        7     8.00         9     10.00
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated                                  999     9.52      420     4.00       630      6.00
 Old Kent Bank                                 999     9.88      404     4.00       606      6.00
 Old Kent Bank, N.A.                             8     9.46        4     4.00         5      6.00
Leverage Ratio (to Average Assets)
 Consolidated                                  999     7.37      407     3.00       678      5.00
 Old Kent Bank                                 999     7.48      534     4.00       668      5.00
 Old Kent Bank, N.A.                             8     7.48        3     3.00         6      5.00
As of December 31, 1996:
Total Capital (to Risk Weighted Assets)
 Consolidated                               $1,127    11.75%    $767     8.00%    $ 959     10.00%
 Old Kent Bank (Michigan)                      841    10.53      639     8.00       799     10.00
 Old Kent Bank (Illinois)                      183    13.18      111     8.00       139     10.00
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated                                  907     9.45      384     4.00       576      6.00
 Old Kent Bank (Michigan)                      741     9.28      319     4.00       479      6.00
 Old Kent Bank (Illinois)                      166    11.92       56     4.00        83      6.00
Leverage Ratio (to Average Assets)
 Consolidated                                  908     7.31      372     3.00       620      5.00
 Old Kent Bank (Michigan)                      741     7.19      412     4.00       515      5.00
 Old Kent Bank (Illinois)                      166     7.89       84     4.00       105      5.00

                    Board of Directors and Senior Management

                               BOARD OF DIRECTORS

Richard L. Antonini
Chairman, President and
Chief Executive Officer,
Foremost Corporation of America
(a specialty property and casualty insurer)

John M. Bissell
Chairman of the Board,
BISSELL Inc.
(manufacturer of homecare, healthcare and graphics products)

John D. Boyles
Attorney-at-Law,
Verspoor, Waalkes, Lalley, Slotsema & Talen, P.C.

William P. Crawford
President and Chief Executive Officer,
Steelcase Design Partnership
(manufacturer of office systems)

Dick DeVos
President, Amway Corporation
(manufacturer of home and personal care products)

William G. Gonzalez
Chief Health System Officer,
Spectrum Health
(integrated healthcare network)

James P. Hackett
President and Chief Executive Officer,
Steelcase Inc.
(manufacturer of office systems)

Erina Hanka
President, Suspa Inc.
(manufacturer of gas cylinders for industry)

Earl D. Holton
President, Meijer, Inc.
(food and general merchandise retailer)

Robert L. Hooker
Vice Chairman and Chief Executive Officer,
Mazda Great Lakes
(wholesale distributor of Mazda vehicles and parts)

Michael J. Jandernoa
Chairman and Chief Executive Officer,
Perrigo Company
(manufacturer of store-brand health and personal care products)

Kevin T. Kabat
Vice Chairman of the Corporation and
President of Old Kent Bank

Fred P. Keller
Chairman and Chief Executive Officer,
Cascade Engineering, Inc.
(manufacturer of plastic injection molded automotive, seating and container products)

John P. Keller
President, Keller Group, Inc.
(a diversified manufacturer)

Hendrik G. Meijer
Co-Chairman, Meijer, Inc.
(food and general merchandise retailer)

Percy A. Pierre, Ph.D.
Professor of Electrical Engineering,
Michigan State University

Patrick M. Quinn
Former Chief Executive Officer,
Spartan Stores, Inc.
(food wholesaler)

Marilyn J. Schlack
President,
Kalamazoo Valley Community College

Peter F. Secchia
Chairman,
Universal Forest Products, Inc.
(manufacturer and distributor of building supplies)

David J. Wagner
Chairman, President and Chief Executive Officer of the Corporation and Chairman and Chief Executive Officer of Old Kent Bank

Margaret Sellers Walker
Professor of Public Administration,
Grand Valley State University

Robert H. Warrington
Vice Chairman of the Corporation and
Chairman and Chief Executive Officer of
Old Kent Mortgage Company

                               CORPORATE OFFICERS

David J. Wagner
Chairman, President and Chief
Executive Officer

Kevin T. Kabat
Vice Chairman

Robert H. Warrington
Vice Chairman

James A. Hubbard
Senior Executive Vice President

William L. Sanders
Senior Executive Vice President,
Chief Financial Officer and Treasurer

E. Philip Farley
Executive Vice President,
Community Bank Administration

Ralph W. Garlick
Executive Vice President

David L. Kerstein
Executive Vice President,
Retail Banking and Marketing

Steven D. Crandall
Senior Vice President,
Human Resources

Gregory K. Daniels
Senior Vice President,
Chief Information Officer

Richard L. Haug
Senior Vice President,
General Auditor

Mary E. Tuuk
Senior Vice President and Secretary,
Legal Coordinator

Michael J. Whalen
Senior Vice President,
Senior Credit Officer

                              MANAGEMENT COMMITTEE

David J. Wagner
Chairman, President and
Chief Executive Officer,
Old Kent Financial Corporation;
Chairman and Chief Executive Officer,
Old Kent Bank

Kevin T. Kabat
Vice Chairman,
Old Kent Financial Corporation;
President,
Old Kent Bank

Robert H. Warrington
Vice Chairman,
Old Kent Financial Corporation;
Chairman and Chief Executive Officer,
Old Kent Mortgage Company

James A. Hubbard
Senior Executive Vice President,
Old Kent Financial Corporation;
President,
Old Kent Bank-Illinois

William L. Sanders
Senior Executive Vice President,
Chief Financial Officer and Treasurer,
Old Kent Financial Corporation

David A. Dams
Executive Vice President,
Corporate Banking,
Old Kent Bank

E. Philip Farley
Executive Vice President,
Community Bank Administration,
Old Kent Financial Corporation

Ralph W. Garlick
Executive Vice President,
Old Kent Financial Corporation

David L. Kerstein
Executive Vice President,
Retail Banking and Marketing,
Old Kent Financial Corporation

Kenneth C. Krei
Executive Vice President,
Investment Services,
Old Kent Bank

Daniel W. Terpsma
Executive Vice President,
Old Kent Bank;
President,
Old Kent Bank-East

Steven D. Crandall
Senior Vice President,
Human Resources,
Old Kent Financial Corporation

Gregory K. Daniels
Senior Vice President,
Chief Information Officer,
Old Kent Financial Corporation

Larry S. Magnesen
Senior Vice President,
Retail Administration,
Old Kent Bank

Michael J. Whalen
Senior Vice President,
Senior Credit Officer,
Old Kent Financial Corporation

                                     (LOGO)
                           Printed on Recycled Paper