Form 10-K405, Exhibit 13
period 1998-12-31
OLD KENT FINANCIAL CORP /MI/
filed 1999-03-16
CIK 746969

                                   EXHIBIT 13

                         ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Item 601(b)(13)(ii) of Regulation S-K and SEC Rule 14a-3(c), the Annual Report is not deemed to be "filed" with the Commission except for those portions that are expressly incorporated by reference in this filing.

OLD KENT FINANCIAL CORPORATION

1998 Annual Report

Contents                                                         Page
------------------------------------------------------------------------

Old Kent Financial Corporation                                       S-2

A Message to our Shareholders                                        S-2

Five-Year Summary of Selected Financial Data                         S-3

Financial Review                                                     S-4

Management's Responsibility for Financial Reporting                 S-36

Report of Independent Public Accountants                            S-37

Consolidated Financial Statements                                   S-38

Notes to Consolidated Financial Statements                          S-43

Board of Directors and Senior Management                      Back Cover

OLD KENT FINANCIAL CORPORATION

Old Kent Financial Corporation is a bank holding company. Its principal banking subsidiary, Old Kent Bank, serves more than 100 communities in Michigan and Illinois with 235 banking offices. In addition, Old Kent Bank has one banking office in Elkhart, Indiana. Old Kent Bank engages in commercial and retail banking and provides trust and other financial services. Approximately 86% of the Corporation's deposits and 74% of the Corporation's loans are associated with banking offices serving the lower peninsula of Michigan. The balance of banking assets are associated with offices serving northeastern Illinois as well as Indiana. Old Kent mortgage companies operate 143 offices located in 32 states.

A MESSAGE TO OUR SHAREHOLDERS

This 1998 Annual Report contains audited financial statements and a detailed financial review. This is Old Kent Financial Corporation's 1998 annual report to shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 1998 Report to Shareholders accompanies this proxy statement. That report presents information concerning the business and financial results of Old Kent Financial Corporation in a format and level of detail that shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 1998 Annual Report are invited to request our Annual Report on Form 10-K.

THE ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SEC, WILL BE PROVIDED TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST TO OLD KENT FINANCIAL CORPORATION, ATTN. CORPORATE SECRETARY, 111 LYON STREET N.W., GRAND RAPIDS, MICHIGAN 49503.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

December 31
(dollars in thousands, except per share data)     1998          1997          1996          1995          1994
------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net interest income                            $   587,882   $   582,708   $   551,873   $   536,390   $   518,505
Provision for credit losses                         46,828        46,977        35,636        21,666        22,465
Net income                                         198,798       198,418       179,393       162,044       157,499
Cash dividends                                      84,983        70,887        65,163        60,594        55,155
AVERAGE FOR THE YEAR
Assets                                         $15,833,614   $15,217,901   $14,119,056   $13,518,294   $12,625,208
Deposits                                        12,161,611    11,966,595    11,428,815    10,975,188    10,507,336
Loans                                            8,900,637     9,062,384     8,375,277     7,729,041     6,512,549
Total interest-earning assets                   14,577,321    14,094,481    13,119,283    12,615,383    11,786,756
Long term debt                                     200,000       191,787       100,000        12,603            --
Total shareholders' equity                       1,163,708     1,217,038     1,179,562     1,125,103     1,033,616
AT YEAR-END
Assets                                         $16,588,858   $15,706,615   $14,556,841   $13,891,172   $13,349,745
Deposits                                        12,939,418    11,928,907    11,775,994    11,019,312    11,123,954
Loans                                            8,883,716     9,144,497     8,715,751     7,961,051     7,333,613
Long term debt                                     200,000       200,000       100,000       100,000            --
Total shareholders' equity                       1,135,110     1,225,595     1,180,197     1,189,754     1,053,461
PER COMMON SHARE (IN DOLLARS)*
Basic earnings per share                       $      1.86   $      1.76   $      1.55   $      1.38   $      1.34
Diluted earnings per share                            1.84          1.75          1.54          1.37          1.33
Cash dividends                                        .722          .641          .576          .528          .485
Book value at year-end                               10.86         11.12         10.54         10.08          8.93
Dividend payout ratio                                 39.3%         36.7%         37.4%         38.5%         36.5%
PERFORMANCE RATIOS
Return on average total equity                       17.08%        16.30%        15.21%        14.40%        15.24%
Return on average assets                              1.26          1.30          1.27          1.20          1.25
Average equity to average assets                      7.35          8.00          8.35          8.32          8.19
Yield on average interest-earning assets              8.01          8.22          8.25          8.29          7.55
Cost of average interest-bearing liabilities          4.53          4.68          4.66          4.64          3.56
Average net interest spread                           3.48          3.54          3.59          3.65          3.99
Average net interest margin                           4.11          4.22          4.29          4.35          4.51
CAPITAL RATIOS AT YEAR-END
Equity to assets                                      6.84%         7.80%         8.11%         8.56%         7.89%
Leverage ratio                                        6.89          7.72          7.63          8.05          7.44
Risk-based capital ratio -- Tier 1                    9.30         10.60         10.53         11.68         12.02
Risk-based capital ratio -- Tiers 1 & 2              11.40         12.68         12.69         13.97         13.24
CREDIT QUALITY RATIOS
Allowance for credit losses to total loans            1.89%         1.76%         1.94%         2.24%         2.33%
Impaired loans to total loans                          .67           .62           .50           .56           .83
Nonperforming assets to total assets                   .40           .41           .35           .41           .56
Allowance to impaired loans                            280           282           389           397           281
Net charge-offs to average loans                       .45           .55           .52           .17           .15

------------------------------

 *  Share data has been adjusted for stock dividends and splits

FINANCIAL REVIEW

This financial review presents management's discussion and analysis of financial condition and results of operations. It should be read in conjunction with the consolidated financial statements beginning on page S-38 and the five year summary of selected financial data on page S-3. As discussed in Note 2 to the Financial Statements, on October 1, 1998, Old Kent completed the merger of First Evergreen Corporation into Old Kent. The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect this business combination.

Forward-Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report, contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "judgment," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. Management judgments relating to, and discussion of the provision and allowance for credit losses involve judgments as to future events and are inherently forward looking statements. Assessments that Old Kent is Year 2000 "compliant" are necessarily statements of belief as to the outcome of future events, based in part on information provided by vendors and others which Old Kent has not independently verified. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Internal and external factors that might cause such a difference include, but are not limited to, (1) the ability to fully realize expected cost savings from the merger within the expected time frame, (2) the ability of other companies on which the Corporation relies to modify or convert their systems to be Year 2000 compliant, and (3) the ability to locate and correct all relevant computer codes and similar uncertainties. Future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors as well as their ability to repay loans; and the vicissitudes of the national economy. Old Kent undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Net income was $198.8 million for 1998, the fortieth consecutive year of increased earnings and dividends in Old Kent's history. This represented a .2% increase over net income of $198.4 million for 1997. Diluted net income per share was $1.84 for 1998, up by 5.1% over the $1.75 of diluted net income per share for 1997. Diluted net income per common share has increased at an annual compound rate of 11.5% over the past five years.

During the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger related charges which had the effect of reducing diluted earnings per share by $.18. Excluding these merger charges, diluted earnings per share was $2.02 for 1998, or 15.4% better than the $1.75 of diluted earnings per share for 1997. For the year ended December 31, 1998, operating net income was

$218.5 million, 10.1% more than net income of $198.4 million for 1997. Excluding a large one-time gain on sale of the Corporation's credit card portfolio included in the 1997 results, the 1998 diluted earnings per share of $2.02 represents a 22.4% increase.

Effective with the fourth quarter of 1998, the quarterly cash dividend rate on common stock was increased to $.20 per share. The new annualized rate of $.80 per share is 16.9% greater than the rate paid in the fourth quarter of 1997 and includes the effect of a five percent stock dividend paid on July 17, 1998. Old Kent has paid increased cash dividends since its formation as a holding company in 1972. The compound annual growth rate for the Corporation's per share dividend payment for the last five years is 10.4% and the dividend payout ratio has averaged 37.7% over that same period.

Old Kent's corporate culture is geared toward maximizing shareholder value. The information appearing on page 16 of the accompanying proxy statement compares the performance of Old Kent Common Stock with the S&P 500 and the KBW 50 indices. The total return, as shown, is measured using both stock price appreciation and the effect of reinvestment of cash dividends paid. The S&P 500 index includes the performance of five hundred individual stocks selected by Standard & Poor's Corporation to be a representative indicator of a broad base of industries whose stocks are traded and available to the investing public. The KBW 50 index is based upon the stock performance of 50 large bank holding companies selected by Keefe, Bruyette, and Woods, Inc., specialists in the financial services industry. The total return of the KBW 50 index is calculated in the same manner as the S&P 500 index. The graph displays the December 31, 1998 value of an initial $100 investment in Old Kent Common Stock made one, five and ten years prior to the year-end 1998 date (with dividends reinvested). The graphs indicate that the total return on an investment in Old Kent Common Stock surpassed that of the KBW 50 in all three periods, was essentially the same as that of the S&P 500 in the one year measure, and exceeded the S&P 500 in the five and ten year period. It also lists the equivalent compound annual rate of return.

                                                                                      Equivalent Compound
                                      December 31, 1998 value of a                          Annual
                                          $100 investment made                          Rate of Return
                                 ---------------------------------------       ---------------------------------
                                 1 yr ago      5 yrs ago      10 yrs ago       1 year      5 year       10 year
----------------------------------------------------------------------------------------------------------------
Old Kent Common Stock             $125.6        $437.6         $1,017.0         25.6%       34.3%       26.1%
S&P 500                           $128.6        $293.9         $  579.6         28.6%       24.1%       19.2%
KBW 50                            $108.3        $340.3         $  618.6          8.3%       27.8%       20.0%

The Corporation's return on average total equity in 1998 was 17.08%, compared to an equity return of 16.3% for 1997. Old Kent's return on equity has averaged 15.65% over the past five years. Old Kent's return on average assets was 1.26% for 1998 compared to 1.3% for 1997, and has averaged 1.26% over the last five years.

Steady annual earnings increases have been attributable to balance sheet growth and to increases in non-interest income. Total average interest-earning assets increased by $483 million, or 3.4%, in 1998 and by $975 million, or 7.4%, in 1997. Over the last five years, total average interest-earning assets have increased at a compound annual growth rate of 6.18%. Interest-earning assets primarily consist of securities (including those classified as available-for-sale and those classified as held-to-maturity) and loans. Average securities decreased by $124 million, or 3.1%, in 1998. This decrease was primarily the result of Old Kent's use of liquidity to fund growth in mortgages held-for-sale, which averaged $1.7 billion in 1998 compared to $882.1 million in 1997. In 1998, total loans averaged $8.9 billion, a decrease of $162 million, or 1.8% less than the average for 1997. During 1998, the Corporation took measures to reduce credit risk by exiting certain marginal commercial relationships as well as by reducing certain consumer loan portfolio components having higher credit risk, which management believed would have had a negative impact on the Corporation's future profitability absent these actions.

Business of the Corporation

Old Kent is a financial services organization which operates as a bank holding company. The services offered by Old Kent's subsidiaries cover a wide range of banking, fiduciary and other financial services. These include commercial, mortgage, and retail loans, business and personal checking accounts, savings and retirement accounts, time deposit instruments, ATMs, debit cards and other electronically accessed banking services, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, investment management and trust services, personal investment and related advisory services, brokerage and investment advisory services, and access to insurance products.

The principal sources of revenues for Old Kent are interest and fees on loans, principally originated by Corporate Banking, Retail Banking, Community Banking and Mortgage Banking lines of business. Interest and fees on loans accounted for 52% of total revenues in 1998, 57% in 1997 and 59% in 1996. With the exception of the Mortgage Banking line of business which operates 143 offices in 32 states, approximately 74% of deposits and 86% of total loans at December 31, 1998, were associated with these business lines serving the lower peninsula of the State of Michigan.

Interest on securities, attributable to the Treasury line of business, is also a significant source of revenue accounting for 16% of total revenues in 1998, 18% in 1997 and 21% in 1996.

Investment and Insurance Services generates revenues primarily from fees and commissions on various investment products within investment management and trust, brokerage and insurance activities. These accounted for 9.3%, 8.2% and 7.9% of total revenues in 1998, 1997 and 1996 respectively. This business line primarily services customers in the lower peninsula of the State of Michigan.

Old Kent has had no foreign loans or hedge fund investments at any time during the last five years. The foreign activities of the Corporation primarily involve time deposits with banks, and placements and exchange transactions for domestic customers of the banks. These activities were not material to the Corporation's financial condition or results of operations.

Line-of-Business Management Approach

Old Kent's primary business activities are administered under a "line-of-business" management approach. Under this approach, key executives of the Corporation are individually responsible for optimizing operating results in each of their respective "lines."

Old Kent has identified these lines as follows:

        Line               Old Kent Executive             Primary Business Activities
--------------------------------------------------------------------------------------------
Corporate Banking        James A. Hubbard          Loans, deposits and other services for
                                                   larger corporate customers in
                                                   metropolitan markets
Retail Banking           David C. Schneider        Loans, deposits and other services for
                                                   consumers in metropolitan markets
Community Banking        Michelle L. Van Dyke      Loans, deposits and other services for
                                                   all customers in smaller communities
Investment and           Kenneth C. Krei           Investment management, trust, brokerage,
 Insurance Services                                and insurance services in all markets.
                                                   Loans, deposits and other services for
                                                   private banking and small business
                                                   customers in metropolitan markets
Mortgage Banking         Donald R. Britton         Origination and acquisition, sale and
                                                   servicing of residential mortgages on
                                                   nationwide basis
Treasury                 Ronald C. Mishler         Investment portfolio and funds management

The following represents the percentage of net income provided by each line of business in 1998, excluding the $19.7 million of after-tax, merger related charges associated with Old Kent's acquisition of First Evergreen Corporation, on October 1, 1998 in a pooling-of-interests transaction. Excluding these charges, Old Kent's net income on an operating basis was $218.5 million for 1998.

Corporate Banking                                              26%
Retail Banking                                                 28
Community Banking                                              25
Investment and Insurance Services                               9
Mortgage Banking                                                8
Treasury                                                        4
                                                             ----
Total                                                        100%
                                                             ====

During 1998, Old Kent adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was issued by the Financial Accounting Standards Board in June, 1997. The disclosures about Old Kent's business segments required by this statement are included in Note 17 to the Financial Statements.

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

On October 1, 1998, Old Kent completed the merger of First Evergreen Corporation ("First Evergreen") into Old Kent. When acquired, First Evergreen had assets of approximately $1.9 billion and deposits of approximately $1.7 billion. The merger was accounted for as a pooling-of-interests. Old Kent issued approximately 12.8 million shares of its common stock in exchange for all of the outstanding stock of First Evergreen. First Evergreen was a bank holding company headquartered in

Evergreen Park, Illinois. First Evergreen provided banking services through eight offices in Cook County, Illinois. During December 1998, First National Bank of Evergreen Park, First Evergreen's banking subsidiary, was merged into and with Old Kent Bank. This operational assimilation and systems conversion was expediently completed just 73 days after the acquisition. During 1999, the Corporation expects to realize $12 million of savings resulting from elimination of redundant operations and staffing.

On September 1, 1997, Old Kent Insurance Group, Inc.("OKIG"), a subsidiary of Old Kent Bank, acquired Grand Rapids Holland Insurance Agency, Inc. ("GRH"), a provider of commercial and personal insurance products through offices in western Michigan. Old Kent issued approximately 86,000 shares of its common stock to acquire all of the outstanding common stock of GRH. When acquired, GRH had assets of approximately $6.2 million.

On January 1, 1997, Old Kent acquired Seaway Financial Corporation ("Seaway"), a bank holding company headquartered in St. Clair, Michigan. Seaway was the parent of The Commercial and Savings Bank of St. Clair County (St. Clair, Michigan) and The Algonac Savings Bank (Algonac, Michigan). When acquired, Seaway had total assets and total deposits of approximately $345 million and $302 million, respectively. Old Kent issued approximately 1.9 million shares of its common stock in exchange for all of the outstanding common stock of Seaway. These banks were merged into and with Old Kent Bank in 1997.

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

On August 1, 1996, Old Kent acquired National Pacific Mortgage Corporation ("NPMC"), a mortgage company headquartered in Anaheim, California. When acquired, NPMC had assets of approximately $150 million and a mortgage servicing portfolio of approximately $1.8 billion. NPMC is operated as a division of Old Kent Mortgage Company ("OKMC"), a wholly owned subsidiary of the Corporation, and currently operates 28 offices in five states.

On January 22, 1996, Old Kent acquired Republic Mortgage Corp. ("RMC"), headquartered in Salt Lake City, Utah. When acquired, RMC had total assets of approximately $39 million and serviced residential mortgages totaling approximately $127 million. RMC is operated as a subsidiary of OKMC, and operates 35 offices in six states.

SUMMARY OF OPERATING RESULTS

The following is a summary of the major components of the Corporation's operating results for the last five years:

                                        Proforma
                                          1998
                                        Excluding
      Year ended December 31             Merger
          (in thousands)                Charges*         1998        1997        1996        1995        1994
----------------------------------------------------------------------------------------------------------------
Net interest income                     $ 587,882      $ 587,882   $ 582,708   $ 551,873   $ 536,390   $ 518,505
Add: taxable-equivalent adjustment         12,036         12,036      11,647      11,557      12,845      13,108
                                        ---------      ---------   ---------   ---------   ---------   ---------
Taxable-equivalent net interest
 income                                   599,918        599,918     594,355     563,430     549,235     531,613
Provision for credit losses               (43,328)       (46,828)    (46,977)    (35,636)    (21,666)    (22,465)
Non-interest income                       347,900        347,900     276,512     215,572     166,917     135,900
Non-interest expense                     (559,213)      (584,206)   (507,970)   (461,779)   (440,225)   (398,389)
Income taxes, including taxable-
 equivalent adjustment                   (126,801)      (117,986)   (117,502)   (102,194)    (92,217)    (89,160)
                                        ---------      ---------   ---------   ---------   ---------   ---------
Net income                              $ 218,476      $ 198,798   $ 198,418   $ 179,393   $ 162,044   $ 157,499
                                        =========      =========   =========   =========   =========   =========

------------------------------

*Proforma results for 1998 "excluding merger charges" have been adjusted to exclude the effects of $19.7 million of one time, after-tax merger charges related to the October 1, 1998 acquisition of First Evergreen Corporation, accounted for as a pooling-of-interests.

NET INTEREST INCOME

In the summaries above, the taxable-equivalent adjustment increases tax-exempt income to an amount equivalent to interest income subject to income taxes at statutory rates. The federal income tax rate was 35% for all years presented. During 1998, total average interest-earning assets increased by $483 million, or 3.4%. In that same period, total average interest-bearing liabilities increased by $495 million, or 4.1%.

The following table sets forth the changes in interest income and interest expense as they relate to changes in volumes and changes in rates:

                                     1998 Compared to 1997             1997 Compared to 1996
                                     Increase (Decrease)*              Increase (Decrease)*
                                -------------------------------   -------------------------------
                                Change in                         Change in
 (Fully taxable-equivalent,      Income/     Due to     Due to     Income/     Due to     Due to
        in thousands)            Expense     Volume      Rate      Expense     Volume      Rate
-------------------------------------------------------------------------------------------------
Interest-Earning Assets:
Loans (including mortgages
 held-for-sale)                 $ 28,070    $ 60,713   $(32,643)  $ 90,660    $106,720   $(16,060)
Taxable securities               (13,686)    (10,418)    (3,268)   (13,922)    (15,092)     1,170
Tax-exempt securities              1,731       3,129     (1,398)    (1,570)       (385)    (1,185)
Interest-earning deposits            (15)         39        (54)       329         364        (35)
Federal funds sold and resale
 agreements                       (4,821)     (4,808)       (13)      (369)       (436)        67
Trading account securities        (1,005)       (475)      (530)     1,074         762        312
                                --------    --------   --------   --------    --------   --------
Change in Interest Income         10,274      48,180    (37,906)    76,202      91,933    (15,731)
                                --------    --------   --------   --------    --------   --------
Interest-Bearing Liabilities:
Savings deposits                  12,558       8,356      4,202     (1,431)        (41)    (1,390)
Time deposits:
  Negotiable                      (1,696)        319     (2,015)   (14,272)    (11,667)    (2,605)
  Foreign                           (106)        (75)       (31)      (572)       (445)      (127)
  Consumer                       (29,052)    (16,843)   (12,209)    32,346      35,268     (2,922)
Federal funds purchased and
 repurchase agreements            12,647      12,647          -      9,636       8,750        886
Other borrowed funds               9,906      13,269     (3,363)    13,303      13,948       (645)
Long term debt                       454         548        (94)     6,267       6,282        (15)
                                --------    --------   --------   --------    --------   --------
Change in Interest Expense         4,711      18,221    (13,510)    45,277      52,095     (6,818)
                                --------    --------   --------   --------    --------   --------
Change in Net Interest Income   $  5,563    $ 29,959   $(24,396)  $ 30,925    $ 39,838   $ (8,913)
                                ========    ========   ========   ========    ========   ========

------------------------------

*The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute amounts of the change in each. Yields are calculated on a fully taxable basis, using a federal tax rate of 35% for all years presented.

Net interest margin is calculated by dividing taxable-equivalent net interest income by average interest-earning assets. Interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest margin was 4.11% in 1998 compared to 4.22% for 1997. The interest spread was 3.48% for 1998 and 3.54% for 1997. The primary factor underlying the decreases in net interest margin and interest spread was a decline in yield on total interest earning assets from 8.22% in 1997 to 8.01% in 1998. This decrease was due to both lower interest rates and a change in asset mix, as discussed later in this Financial Review. The average cost of interest-bearing liabilities was 4.53% in 1998 and 4.68% in 1997. Thus earning assets yields decreased six basis points more than the cost of paying liabilities, resulting in the decline in net interest margin.

The net interest margin was 4.22% in 1997 compared to 4.29% for 1996. The interest spread was 3.54% for 1997 and 3.59% for 1996. The average yield on interest-earning assets also decreased to 8.22% in 1997 from 8.25% in 1996. The primary factor underlying the decreases in net interest margin, interest spread, and yield on total interest-earning assets was a decline in yield on total loans to 9.01% for 1997 from 9.12% in 1996. The average cost of interest-bearing liabilities was 4.68% in 1997 and

4.66% in 1996. Therefore, the reduction in net interest margin was a result of the combined effects of an increase in the average cost of interest bearing liabilities and a decrease in asset yields.

                                                                           Three Month U.S.
                                               Prime Interest Rate        Treasury Bill Rate
                                             -----------------------    -----------------------
Percentage                                   1998     1997     1996     1998     1997     1996
-----------------------------------------------------------------------------------------------
Simple average during year                   8.35%    8.44%    8.27%    4.89%    5.19%    5.14%
At December 31                               7.75%    8.50%    8.25%    4.45%    5.35%    5.17%

As indicated above, interest rates over the past three years have been relatively stable, but rose slightly in 1997 and declined more substantially in the latter part of 1998. As shown in the preceding "rate/ volume" table, in 1998, the increase in average total earning assets, particularly mortgages held-for-sale, was the primary factor for the increase in net interest income, more than offsetting decreases in rates. In 1997, the increase in average total loans was the main reason for the increase in net interest income for that year. This volume increase was the result of internally generated loan growth as well as the acquisition of Seaway.

The interest rate environment is significantly impacted by the health of the national economy and the monetary policies of the Federal Reserve. There are a number of factors which affect net interest income, including the mix of interest-earning assets, the mix of interest-bearing liabilities, and the interest rate sensitivity of the various categories. As of December 31, 1998, Old Kent's management believes that the Corporation's net interest income would not be materially impacted by upward or downward movements in prevailing interest rates within anticipated ranges, as discussed later in this report.

ANALYSIS OF NET INTEREST INCOME

The following table allocates net interest income to interest-earning assets to show how much was attributable to interest-bearing liabilities, and how much was attributable to non-interest-bearing liabilities and equity capital. The interest spread on earning assets funded by interest-bearing liabilities is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The interest spread on earning assets funded by non-interest bearing liabilities and equity is the average yield on earning assets.

                                          1998                              1997                              1996
                             -------------------------------   -------------------------------   -------------------------------
                              Average                 Net       Average                 Net       Average                 Net
(Fully taxable-equivalent,    Earning    Interest   Interest    Earning    Interest   Interest    Earning    Interest   Interest
dollars in millions)          Assets      Spread     Income     Assets      Spread     Income     Assets      Spread     Income
--------------------------------------------------------------------------------------------------------------------------------
Source of Funding:
 Interest-bearing
  liabilities............    $12,547.9     3.48%     $436.7    $12,052.6     3.54%     $426.7    $11,125.6     3.59%     $399.4
 Non-interest-bearing
  liabilities and equity       2,029.4     8.01%      163.2      2,041.9     8.22%      167.7      1,993.7     8.25%      164.0
                             ---------               ------    ---------               ------    ---------               ------
 Total                       $14,577.3               $599.9    $14,094.5               $594.4    $13,119.3               $563.4
                             =========               ======    =========               ======    =========               ======

The following table shows the relative importance of changes in interest spread, earning asset volumes and changes in funding sources:

                                     1998 Over (Under) 1997             1997 Over (Under) 1996
                                --------------------------------   --------------------------------
                                Average                   Net      Average                   Net
(Fully taxable-equivalent,      Earning   Interest      Interest   Earning   Interest      Interest
dollars in millions)            Assets     Spread        Income    Assets     Spread        Income
---------------------------------------------------------------------------------------------------
Source of Funding:
 Interest-bearing liabilities   $495.3      (.06)%       $10.0     $927.1      (.05)%       $27.3
 Non-interest-bearing
  liabilities and equity         (12.5)     (.21)%        (4.5)      48.1      (.03)%         3.7
                                ------                   -----     ------                   -----
Total                           $482.8                   $ 5.5     $975.2                   $31.0
                                ======                   =====     ======                   =====

                                     1996 Over (Under) 1995
                                --------------------------------
                                Average                   Net
(Fully taxable-equivalent,      Earning   Interest      Interest
dollars in millions)            Assets     Spread        Income
Source of Funding:
 Interest-bearing liabilities   $425.2      (.06)%       $ 8.9
 Non-interest-bearing
  liabilities and equity          78.7      (.04)%         5.3
                                ------                   -----
Total                           $503.9                   $14.2
                                ======                   =====

AVERAGE CONSOLIDATED BALANCE SHEET

                                                                             1998                            1997
                                                              ----------------------------------   ------------------------
       (Income and rates on fully taxable-equivalent            Average                  Average     Average
                basis, dollars in thousands)                    Balance      Interest     Rate       Balance      Interest
---------------------------------------------------------------------------------------------------------------------------
Average Assets:
 Loans(1)                                                     $ 8,900,637   $  790,483    8.88%    $ 9,062,384   $  816,392
 Taxable investment securities                                  3,504,238      224,692    6.41       3,666,072      238,378
 Tax-exempt investment securities(2)                              358,748       29,161    8.13         320,723       27,430
 Mortgages held-for-sale                                        1,745,646      120,647    6.91         882,085       66,668
 Interest-earning deposits:
 Domestic                                                          16,447          809    4.92          13,052          675
 Foreign                                                               --           --                   2,630          149
 Federal funds sold and resale agreements                          37,996        2,079    5.47         125,989        6,900
 Trading account securities(2)                                     13,609          596    4.38          21,546        1,601
                                                              -----------   ----------             -----------   ----------
 Total earning assets                                          14,577,321    1,168,467    8.01      14,094,481    1,158,193
                                                              -----------   ----------             -----------   ----------
 Unrealized gain/(loss) on securities available-for-sale           13,915                              (19,048)
 Allowance for loan losses                                       (167,546)                            (165,142)
 Cash and due from banks                                          543,875                              509,301
 Other Assets                                                     866,049                              798,309
                                                              -----------                          -----------
 Total Assets                                                 $15,833,614                          $15,217,901
                                                              ===========                          ===========
Average Liabilities and Shareholders' Equity:
 Savings Deposits                                             $ 4,013,366      111,996    2.79%    $ 3,710,473       99,438
 Time Deposits:
 Negotiable                                                     1,080,080       59,370    5.50       1,074,219       61,066
 Foreign                                                           37,384        2,007    5.37          38,791        2,113
 Other time                                                     5,142,677      271,915    5.29       5,456,316      300,967
                                                              -----------   ----------             -----------   ----------
  Total interest-bearing deposits                              10,273,507      445,288    4.33      10,279,799      463,584
 Federal funds purchased and repurchase agreements                980,700       47,153    4.81         716,754       34,506
 Other borrowed funds                                           1,093,703       62,627    5.73         864,295       52,721
 Subordinated and other long-term debt                            100,000        6,745    6.75         100,000        6,745
 Capital Securities                                               100,000        6,736    6.74          91,787        6,282
                                                              -----------   ----------             -----------   ----------
  Total interest-bearing funds                                 12,547,910      568,549    4.53      12,052,635      563,838
                                                              -----------   ----------             -----------   ----------
 Demand deposits                                                1,888,104                            1,686,796
 Other liabilities                                                233,892                              261,432
 Shareholders' equity:
 Common stock, capital surplus and retained earnings            1,154,687                            1,228,864
 Accumulated other comprehensive income                             9,021                              (11,826)
                                                              -----------                          -----------
 Total Liabilities and Shareholders' Equity                   $15,833,614                          $15,217,901
                                                              ===========                          ===========
Fully Taxable -- Equivalent Net Interest Income                             $  599,918    3.48%                  $  594,355
                                                                            ==========                           ==========
Net Interest Income as a Percentage of Average Earning
 Assets                                                                                   4.11%
Percentage of Total Assets:
 Foreign Assets                                                         -                                 .02%
 Foreign Liabilities                                                 .24%                                 .25%

                                                               1997                    1996
                                                              -------   ----------------------------------
       (Income and rates on fully taxable-equivalent          Average     Average                  Average
                basis, dollars in thousands)                   Rate       Balance      Interest     Rate
------------------------------------------------------------  --------------------------------------------
Average Assets:
 Loans(1)                                                      9.01%    $ 8,375,277   $  764,026    9.12%
 Taxable investment securities                                 6.50       3,899,467      252,300    6.47
 Tax-exempt investment securities(2)                           8.55         325,098       29,000    8.92
 Mortgages held-for-sale                                       7.56         366,380       28,374    7.74
 Interest-earning deposits:
 Domestic                                                      5.17           1,919          105    5.47
 Foreign                                                       5.67           6,885          390    5.66
 Federal funds sold and resale agreements                      5.48         133,977        7,269    5.43
 Trading account securities(2)                                 7.43          10,280          527    5.13
                                                                        -----------   ----------
 Total earning assets                                          8.22      13,119,283    1,081,991    8.25
                                                                        -----------   ----------
 Unrealized gain/(loss) on securities available-for-sale                    (19,275)
 Allowance for loan losses                                                 (176,617)
 Cash and due from banks                                                    546,989
 Other Assets                                                               648,676
                                                                        -----------
 Total Assets                                                           $14,119,056
                                                                        ===========
Average Liabilities and Shareholders' Equity:
 Savings Deposits                                              2.68%    $ 3,712,081      100,869    2.72%
 Time Deposits:
 Negotiable                                                    5.68       1,278,399       75,338    5.89
 Foreign                                                       5.45          46,841        2,685    5.73
 Other time                                                    5.52       4,817,404      268,621    5.58
                                                                        -----------   ----------
  Total interest-bearing deposits                              4.51       9,854,725      447,513    4.54
 Federal funds purchased and repurchase agreements             4.81         534,903       24,870    4.65
 Other borrowed funds                                          6.10         635,925       39,418    6.20
 Subordinated and other long-term debt                         6.75         100,000        6,760    6.76
 Capital Securities                                            6.84              --           --
                                                                        -----------   ----------
  Total interest-bearing funds                                 4.68      11,125,553      518,561    4.66
                                                                        -----------   ----------
 Demand deposits                                                          1,574,090
 Other liabilities                                                          239,851
 Shareholders' equity:
 Common stock, capital surplus and retained earnings                      1,193,334
 Accumulated other comprehensive income                                     (13,772)
                                                                        -----------
 Total Liabilities and Shareholders' Equity                             $14,119,056
                                                                        ===========
Fully Taxable -- Equivalent Net Interest Income                3.54%                  $  563,430    3.59%
                                                                                      ==========
Net Interest Income as a Percentage of Average Earning
 Assets                                                        4.22%                                4.29%
Percentage of Total Assets:
 Foreign Assets                                                                .05%
 Foreign Liabilities                                                           .33%

                                                                             1995                                1994
                                                              ----------------------------------   --------------------------------
       (Income and rates on fully taxable-equivalent            Average                  Average     Average                Average
                basis, dollars in thousands)                    Balance      Interest     Rate       Balance     Interest    Rate
------------------------------------------------------------  ---------------------------------------------------------------------
Average Assets:
 Loans(1)                                                     $ 7,729,041   $  709,542    9.18%    $ 6,512,549   $544,123    8.35%
 Taxable investment securities                                  3,940,287      264,929    6.72       4,518,355    290,849    6.44
 Tax-exempt investment securities(2)                              356,218       32,037    8.99         363,155     32,090    8.84
 Mortgages held-for-sale                                          247,659       19,140    7.73         224,481     14,781    6.58
 Interest-earning deposits:
 Domestic                                                           5,635          319    5.66           1,991         97    4.87
 Foreign                                                           42,599        2,515    5.90          18,077        894    4.95
 Federal funds sold and resale agreements                         273,301       16,426    6.01         122,134      5,369    4.40
 Trading account securities(2)                                     20,643        1,197    5.80          26,014      1,160    4.46
                                                              -----------   ----------             -----------   --------
 Total earning assets                                          12,615,383    1,046,105    8.29      11,786,756    889,363    7.55
                                                              -----------   ----------             -----------   --------
 Unrealized gain/(loss) on securities available-for-sale          (18,157)                              (4,835)
 Allowance for loan losses                                       (177,801)                            (163,561)
 Cash and due from banks                                          495,308                              462,615
 Other Assets                                                     603,561                              544,233
                                                              -----------                          -----------
 Total Assets                                                 $13,518,294                          $12,625,208
                                                              ===========                          ===========
Average Liabilities and Shareholders' Equity:
 Savings Deposits                                             $ 3,917,460      107,983    2.76%    $ 4,467,933    108,917    2.44%
 Time Deposits:
 Negotiable                                                     1,586,867       96,166    6.06       1,575,248     70,415    4.47
 Foreign                                                          225,964       14,137    6.26         245,109     10,407    4.25
 Other time                                                     3,760,122      207,423    5.52       2,824,836    129,281    4.58
                                                              -----------   ----------             -----------   --------
  Total interest-bearing deposits                               9,490,413      425,709    4.49       9,113,126    319,020    3.50
 Federal funds purchased and repurchase agreements                440,547       22,572    5.12         418,412     15,615    3.73
 Other borrowed funds                                             756,815       47,712    6.30         520,071     23,115    4.43
 Subordinated and other long-term debt                             12,603          877    6.96              --         --
 Capital Securities                                                    --           --                      --         --
                                                              -----------   ----------             -----------   --------
  Total interest-bearing funds                                 10,700,378      496,870    4.64      10,051,609    357,750    3.56
                                                              -----------   ----------             -----------   --------
 Demand deposits                                                1,484,775                            1,394,210
 Other liabilities                                                208,038                              145,773
 Shareholders' equity:
 Common stock, capital surplus and retained earnings            1,137,445                            1,037,669
 Accumulated other comprehensive income                           (12,342)                              (4,053)
                                                              -----------                          -----------
 Total Liabilities and Shareholders' Equity                   $13,518,294                          $12,625,208
                                                              ===========                          ===========
Fully Taxable -- Equivalent Net Interest Income                             $  549,235    3.65%                  $531,613    3.99%
                                                                            ==========                           ========
Net Interest Income as a Percentage of Average Earning
 Assets                                                                                   4.35%                              4.51%
Percentage of Total Assets:
 Foreign Assets                                                      .32%                                 .14%
 Foreign Liabilities                                                1.67%                                1.94%

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

                                                                 Percent of
Composition of total loans at December 31, 1998:                   total
------------------------------------------------------------------------------
Commercial, financial, agricultural loans and leases                 33%
Real estate loans -- commercial and construction                     29
                                                                    ---
  Total commercial                                                   62
Real estate loans -- residential mortgages                           11
Consumer home equity loans                                           12
Consumer loans (primarily automobile loans)                          15
                                                                    ---
  Total                                                             100%
                                                                    ===

One of Old Kent's strengths is its diversified loan portfolio. Approximately 38% of Old Kent's loan assets are comprised of credits granted to consumers in the form of residential mortgages and a variety of other consumer credit products, such as automobile loans, home equity loans, educational loans and other consumer financings.

During 1997, Old Kent discontinued business activity as an underwriter of credit card loans with the sale of its credit card loan portfolio in June.

Loans to commercial borrowers represent approximately 62% of Old Kent's loan portfolio. These loans are grouped by their nature and industry diversification as non-real estate related and as real estate related.

Commercial loan mix at December 31, 1998:

                                                           Real Estate Related
                                                        -------------------------          Non-Real
                                                         Owner         Non-owner            Estate
(dollars in millions)                     Total         Occupied        Occupied            Related
-------------------------------------------------------------------------------------------------------
Contractors & Property Managers          $1,618.5       $  379.7        $  902.4           $  336.4
Services                                  1,014.7          300.1           218.8              495.8
Manufacturing                               809.2           77.0            16.8              715.4
Retail                                      503.2          106.9            28.4              367.9
Wholesale                                   402.9           38.1            15.3              349.5
Finance                                     315.0           87.6            99.4              128.0
Transportation                              110.2           25.5            13.1               71.6
Agriculture                                  62.4            9.9             5.5               47.0
Other                                       505.9          210.8            78.8              216.3
Leasing                                     163.6              -               -              163.6
                                         --------       --------        --------           --------
Total                                    $5,505.6       $1,235.6        $1,378.5           $2,891.5
                                         ========       ========        ========           ========

At December 31, 1998, Old Kent's commercial loan and lease portfolio, excluding real estate related loans, approximated $2.9 billion, or about 33% of total loans. Loans to manufacturers represented the largest component at 25% of total non-real estate commercial loans. These loans are diversified among a large number of borrowers who produce a wide variety of durable and non-durable goods.

Commercial real estate and construction loans at December 31, 1998 totaled approximately $2.6 billion, or 29% of total loans. These loans have been grouped as owner-occupied (borrowers who occupy and utilize the loan related property in their respective businesses) and as non-owner-occupied (borrowers whose principal purpose of ownership lies in the production of rental receipts from the related property). As indicated, loans to the various categories of owner-occupied properties were 47% of commercial real estate and construction loans and loans for non-owner-occupied properties were 53% of that total. Non-owner-occupied loans totaled $1.4 billion, or 16% of total loans and are distributed over a diverse base of borrowers. The largest segment within non-owner-occupied loans was housing related loans at 35% of total commercial real estate and construction loans.

Old Kent has no foreign loans. In addition, Old Kent's policy is to be highly restrictive in granting credit to borrowers in businesses which are highly cyclical, such as agriculture and petroleum production, and the Corporation is extremely selective in participating in loan syndications.

The following table summarizes the components of the Corporation's total loans at December 31 for each of the last five years:

December 31 (dollars in millions)         1998       1997       1996       1995       1994
--------------------------------------------------------------------------------------------
Commercial, financial and agricultural
  loans                                 $2,727.9   $2,674.1   $2,303.3   $2,086.8   $1,728.8
Real estate loans -- commercial          1,920.1    1,909.6    1,828.2    1,718.5    1,407.4
Real estate loans -- construction          694.0      571.6      438.9      271.7      398.1
Real estate loans -- residential
  mortgages                              1,012.5    1,173.2    1,220.2    1,148.8    1,299.6
Consumer home equity loans               1,031.3      925.0      745.0      639.3      577.0
Consumer loans -- other                  1,334.3    1,717.8    1,661.2    1,576.2    1,709.3
Credit card loans                              -        1.7      317.6      323.6      102.3
Lease financing                            163.6      171.5      201.4      196.2      111.2
                                        --------   --------   --------   --------   --------
Total loans                             $8,883.7   $9,144.5   $8,715.8   $7,961.1   $7,333.7
                                        ========   ========   ========   ========   ========

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount added to the allowance for credit losses to absorb probable credit losses. The amount of the credit loss provision is determined by management, in its judgment, after reviewing the risk characteristics of the loan portfolio, historical credit loss experience and economic conditions. These determinations are reviewed by Old Kent's centralized, independent loan review function which monitors the credit quality of the Corporation's loan portfolio through its uniform procedures, credit grading and reporting systems.

The following table summarizes the credit loss provisions, net credit losses and the allowance for credit losses for the last five years:

Year ended December 31
(dollars in thousands)                 1998       1997       1996       1995       1994
-----------------------------------------------------------------------------------------
Provision for credit losses          $ 46,828   $ 46,977   $ 35,636   $ 21,666   $ 22,465
Net credit losses                      39,640     49,604     43,571     13,464      9,683
Allowance for credit losses at
  year-end                            167,665    160,952    168,990    178,064    171,125
Allowance as a percentage of:
 Year-end loans                          1.89%      1.76%      1.94%      2.24%      2.33%
 Year-end loans, excluding loans
   secured by residential mortgages      2.13%      2.02%      2.26%      2.62%      2.84%
 Impaired loans                           280%       282%       389%       397%       281%
Ratio of net credit losses to
  average loans outstanding during
  the year                                .45%       .55%       .52%       .17%       .15%
Credit loss recoveries as a
  percentage of prior year credit
  losses                                   25%        28%        54%        60%        44%

Excluding a special merger-related credit loss provision of $3.5 million to conform First Evergreen's credit review process and reserves with those of Old Kent, the provision for credit losses was $43.3 million in 1998, down from a provision of $47.0 million in 1997. As discussed previously, management took measures to reduce the risk in certain loan components, which, in its judgment, justified a reduction of the provision from that of 1997. Impaired loans at December 31, 1998 totaled $59.8 million, an increase of $2.8 million over $57.0 million at year-end 1997. At December 31, 1998, the ratio of the allowance to impaired loans was 280%. Over the past five years, the Corporation's actual loss experience on residential real estate loans has been negligible. At December 31, 1998, the ratio of the allowance to total loans exclusive of residential mortgages was 2.13%.

The following table summarizes loan balances at the end of each period and the daily averages; changes in the allowance for credit losses arising from loans charged-off and recoveries on loans previously charged-off, by loan classification; and additions to the allowance which have been charged to expense:

Year ended December 31
(dollars in thousands)          1998         1997         1996         1995         1994
-------------------------------------------------------------------------------------------
Loans outstanding at end of
 year                        $8,883,716   $9,144,497   $8,715,764   $7,961,073   $7,333,661
                             ==========   ==========   ==========   ==========   ==========
Daily average of loans
 outstanding for year        $8,900,637   $9,062,384   $8,375,277   $7,729,041   $6,512,549
                             ==========   ==========   ==========   ==========   ==========
Balance of allowance for
 credit losses at beginning
 of year                     $  160,952   $  168,990   $  178,064   $  171,125   $  149,107
Net change in allowance due
 to loans (sold) and
 purchased                         (475)      (5,411)      (1,139)      (1,263)       9,236
Provision for credit losses      46,828       46,977       35,636       21,666       22,465
Loans charged-off:
Commercial, financial and
 agricultural loans              22,638       12,197        4,808        5,428        3,749
Real estate loans --
 commercial                       3,533        1,315        3,451        2,805        7,460
Real estate loans --
 construction                       160          911           67           29          605
Real estate loans --
 residential mortgages              156            6           14          232          645
Consumer loans (including
 home equity loans)              25,122       32,765       18,906       11,075        6,482
Credit card loans                     2       13,551       20,855        5,626        1,718
Lease financing                   4,693        5,021        9,621        1,148          743
                             ----------   ----------   ----------   ----------   ----------
Total charged-off                56,304       65,766       57,722       26,343       21,402
                             ----------   ----------   ----------   ----------   ----------
Recoveries of loans
 previously charged-off:
Commercial, financial and
 agricultural loans               3,152        4,404        3,232        2,852        3,250
Real estate loans --
 commercial                       1,165        3,242        4,703        5,779        3,915
Real estate loans --
 construction                        58           73        1,359          469          927
Real estate loans --
 residential mortgages                4            4           58           47          292
Consumer loans (including
 home equity loans)              10,726        6,367        3,061        2,945        2,485
Credit card loans                     1          579          929          600          556
Lease financing                   1,558        1,493          809          187          294
                             ----------   ----------   ----------   ----------   ----------
Total recovered                  16,664       16,162       14,151       12,879       11,719
                             ----------   ----------   ----------   ----------   ----------
Balance of allowance for
 credit losses at end of
 year                        $  167,665   $  160,952   $  168,990   $  178,064   $  171,125
                             ==========   ==========   ==========   ==========   ==========

The following tables summarize net credit losses (total loans charged-off less total loans recovered) and their relationship to the daily average balances for each loan type listed for the last five years:

Net credit losses (recoveries) for the year
     ended December 31 (in thousands)         1998      1997      1996      1995      1994
-------------------------------------------------------------------------------------------
Commercial, financial and agricultural
  loans                                      $19,486   $ 7,793   $ 1,576   $ 2,576   $  499
Real estate loans -- commercial                2,368    (1,927)   (1,252)   (2,974)   3,545
Real estate loans -- construction                102       838    (1,292)     (440)    (322)
Real estate loans -- residential mortgages       152         2       (44)      185      353
Consumer loans (including home equity
  loans)                                      14,396    26,398    15,845     8,130    3,997
Credit card loans                                  1    12,972    19,926     5,026    1,162
Lease financing                                3,135     3,528     8,812       961      449
                                             -------   -------   -------   -------   ------
Total net credit losses                      $39,640   $49,604   $43,571   $13,464   $9,683
                                             =======   =======   =======   =======   ======
Net credit losses as a percentage of daily
  average total loans                           .45%      .55%      .52%      .17%     .15%
                                             =======   =======   =======   =======   ======

The allowance for credit losses has been allocated according to the amount deemed reasonably necessary to provide for the probable losses inherent within each of the following categories at the dates indicated:

                                    1998                      1997                      1996                      1995
 Allocation of allowance   -----------------------   -----------------------   -----------------------   -----------------------
  for credit losses at                 Percent of                Percent of                Percent of                Percent of
       December 31                      loans to                  loans to                  loans to                  loans to
 (dollars in thousands)    Allowance   total loans   Allowance   total loans   Allowance   total loans   Allowance   total loans
--------------------------------------------------------------------------------------------------------------------------------
Commercial, financial and
 agricultural              $ 70,000        30.7%     $ 68,000        29.2%     $ 56,000        26.4%     $ 61,000        26.2%
Real estate -- commercial    35,000        21.6        27,000        20.9        27,000        21.0        37,000        21.6
Real estate --
 construction                10,000         7.8         3,000         6.3         3,000         5.0         3,000         3.4
Real estate --
 residential                  2,000        11.4         2,000        12.8         2,000        14.0         3,000        14.4
Consumer loans (including
 home equity loans)          30,000        26.7        42,000        28.9        40,000        27.7        35,000        27.8
Credit card loans                 -             -           -         -           16,000        3.6         8,000         4.1
Leases                        6,000         1.8         8,000         1.9        11,000         2.3         3,000         2.5
Not allocated                14,665             -       10,952        -           13,990        -           28,064        -
                           --------      ------      --------      ------      --------      ------      --------      ------
Total allowance for
 credit losses             $167,665       100.0%     $160,952       100.0%     $168,990       100.0%     $178,064       100.0%
                           ========      ======      ========      ======      ========      ======      ========      ======

                                    1994
 Allocation of allowance   -----------------------
  for credit losses at                 Percent of
       December 31                      loans to
 (dollars in thousands)    Allowance   total loans
--------------------------------------------------------------------------------------------------------------------------------
Commercial, financial and
 agricultural              $ 53,000        23.6%
Real estate -- commercial    34,000        19.2
Real estate --
 construction                 5,000         5.4
Real estate --
 residential                  4,000        17.7
Consumer loans (including
 home equity loans)          35,000        31.2
Credit card loans             5,000         1.4
Leases                        2,000         1.5
Not allocated                 33,125        -
                           --------      ------
Total allowance for
 credit losses             $171,125       100.0%
                           ========      ======

Net credit losses as a percent of daily average
             balance for the year                 1998      1997      1996      1995      1994
-----------------------------------------------------------------------------------------------
Commercial, financial and agricultural loans       .22%      .09%      .02%      .03%      .01%
Real estate loans -- commercial                    .03      (.02)     (.01)     (.04)      .05
Real estate loans -- construction                     -      .01      (.02)     (.01)     -
Real estate loans -- residential mortgages        -             -         -         -      .01
Consumer loans (including home equity loans)       .16       .29       .18       .11       .05
Credit card loans                                 -          .14       .24       .07       .02
Leases                                             .04       .04       .11       .01       .01
                                                 ------    ------    ------    ------    ------
Total                                              .45%      .55%      .52%      .17%      .15%
                                                 ======    ======    ======    ======    ======

The decrease from 1997 to 1998 of 10 basis points is primarily the result of more conservative underwriting standards which were employed for the consumer portfolios as well as management's actions to reduce risk in certain components of those portfolios. In addition, as a result of the sale of the Corporation's credit card portfolio in 1997, net credit losses in this category were significantly reduced in 1998. Net credit losses for 1998, included approximately $3 million, or .03% of average total loans, attributable to Old Kent's application of its credit evaluation policies and practices to First Evergreen's loan portfolio at the time of merger. Management believes all other categories to be reasonable based on current conditions, however management cannot predict whether credit quality will improve or further deteriorate in the near-term.

Nonperforming Assets

The following is a summary of nonperforming assets for the last five years:

December 31 (dollars in thousands)          1998      1997      1996      1995      1994
------------------------------------------------------------------------------------------
Impaired loans:
  Nonaccrual loans                         $57,120   $54,319   $40,638   $41,792   $54,990
  Restructured loans                         2,664     2,688     2,832     3,075     5,838
                                           -------   -------   -------   -------   -------
Total impaired loans                        59,784    57,007    43,470    44,867    60,828
Other real estate owned                      6,872     7,619     7,273    11,511    13,622
                                           -------   -------   -------   -------   -------
Total nonperforming assets                 $66,656   $64,626   $50,743   $56,378   $74,450
                                           =======   =======   =======   =======   =======
Impaired loans as a percentage of total
  loans                                        .67%      .62%      .50%      .56%      .83%

Loans past due 90 days or more, but for which interest income continues to be recognized, are not included in the Corporation's nonperforming assets. The following table summarizes such loans for the last five years.

December 31 (dollars in thousands)          1998      1997      1996      1995      1994
------------------------------------------------------------------------------------------
Loans past due ninety days or more         $15,083   $16,795   $40,133   $31,431   $13,529
Loans past due ninety days or more, as a
  percentage of total loans                    .17%      .18%      .46%      .39%      .18%

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. The management of Old Kent believes that the allowance for credit losses at December 31, 1998 is adequate to absorb probable credit losses inherent in the loan portfolio. The Corporation's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrowers' ability to repay loan principal. Since Old Kent immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these assets is generally limited to cash collections of interest.

OTHER INCOME

Total non-interest income increased $71.4 million, or 25.8% in 1998 compared to $60.9 million, or 28.3% in 1997. Non-interest income (excluding security transactions and non-recurring gains) has become a proportionally greater component of Old Kent's total revenues. In 1998, non-interest income was 36.1% of total revenues compared to 30.5% for 1997, and 26.9% for 1996. This favorable change in revenue mix is a direct result of Old Kent's goal to diversify its revenue streams. A discussion of non-interest income components follows.

The following table summarizes the major categories of other income for the last three years:

Year ended December 31 (in thousands)                   1998           1997           1996
--------------------------------------------------------------------------------------------
Mortgage banking revenues (net)                       $146,979       $ 94,423       $ 57,830
Investment management and trust revenues                63,351         54,257         46,891
Deposit account revenue                                 56,728         49,657         45,779
Transaction processing revenue                          20,409         13,799         13,937
Non-recurring income                                     4,963         14,660          6,783
Retail insurance commissions                            15,224          9,421          7,832
Credit life insurance commissions                        4,826          4,791          4,565
Brokerage commissions                                    3,439          1,559          1,420
Safe deposit box rental revenue                          2,584          2,574          2,512
Securities transactions                                  4,142          1,232          1,322
Other                                                   25,255         30,139         26,701
                                                      --------       --------       --------
Total other income                                    $347,900       $276,512       $215,572
                                                      ========       ========       ========

Mortgage Banking Revenues

The Corporation's mortgage banking activities are conducted through its wholly-owned subsidiary, Old Kent Mortgage Company ("OKMC"). OKMC is a full service mortgage company, originating loans on a nationwide basis. OKMC is primarily engaged in the origination, sale and servicing of single family mortgage loans. On a periodic basis, OKMC also purchases and sells mortgage servicing portfolios.

OKMC's profitability is impacted by the absolute level of interest rates as well as their volatility. For example, loan origination volumes, including the level of loan originations associated with loan refinancings, are highly dependent upon interest rates for mortgage loans. Also, loan origination commitments, loans held-for-sale and mortgage servicing rights are valued based on Treasury and mortgage interest rates. Volatility in the Treasury and mortgage interest rates can impact the recorded values of these assets. Furthermore, policy setting decisions of government sponsored enterprises, such as FNMA, FHLMC and GNMA, can also impact OKMC's business activities.

The following summarizes the mortgage banking activity and revenue for the past three years:

Year ended December 31 (in thousands)                  1998          1997         1996
-----------------------------------------------------------------------------------------
Originations and acquisitions of mortgages
  held-for-sale                                     $13,547,917   $6,878,737   $3,409,276
                                                    ===========   ==========   ==========
Proceeds from sales & prepayments of mortgages
  held-for-sale and other retained interests        $12,532,456   $6,265,742   $3,236,859
                                                    ===========   ==========   ==========
Mortgage banking revenue (net), consisted of:
 Mortgage banking gains                             $   160,743   $   69,546   $   33,746
 Mortgage origination fees (net of direct costs)         (2,516)      14,547       14,316
 Mortgage loan servicing revenues (net of direct
   costs)                                               (11,248)      10,330        9,768
                                                    -----------   ----------   ----------
Total mortgage banking revenue (net)                $   146,979   $   94,423   $   57,830
                                                    ===========   ==========   ==========

December 31 (in millions)                                 1998          1997          1996
--------------------------------------------------------------------------------------------
Mortgages serviced for third parties                     $14,006       $11,805       $ 9,863
Mortgages held-for-sale                                    2,263         1,272           589
Mortgage loans serviced by Old Kent for its own
  portfolio                                                1,013         1,173         1,220
                                                         -------       -------       -------
Total                                                    $17,282       $14,250       $11,672
                                                         =======       =======       =======

The following table summarizes location and origination volume for the past three years:

December 31                                               1998          1997          1996
--------------------------------------------------------------------------------------------
States/Offices                                            32/143        25/104         17/79
Originations (in billions)                               $  13.5       $   6.9       $   3.4

OKMC has aggressively expanded its retail loan origination network during the past three years. A significant amount of growth occurred in 1996 with the acquisition of two mortgage companies. Since that time, the company has continued to acquire established branches and add de novo branches. The growth in the retail origination network, combined with a favorable interest rate environment in 1998, allowed loan origination volumes to climb to record levels. During 1998, OKMC was one of the twenty largest loan originators nationally and garnered a 1% share of the national mortgage market.

Mortgage banking gains include gains and losses from the sale of mortgage loans as well as gains and losses from the periodic sale of servicing portfolios. Mortgage banking gains have increased steadily since 1996, primarily reflecting the higher level of loan sales and securitizations. Included in the gains from the sale of loans is the value of servicing inherent in the underlying loans.

During 1997 and continuing into 1998, OKMC became an active seller of mortgage servicing portfolios. OKMC views these sales as an opportunity to maximize the value of the mortgage servicing rights retained on the Company's balance sheet while simultaneously limiting the exposure to the Company of changes in the value of mortgage servicing rights. At December 31, 1998, OKMC had commitments to sell mortgage servicing rights associated with between $2.5 and $6.0 billion of newly originated conventional mortgage loans. OKMC expects to fulfill its commitment during the first three quarters of 1999.

Net mortgage origination fees (as a percent of loan originations) have declined since 1996. Most of the decline is associated with an increasingly competitive primary mortgage market and higher direct loan origination costs.

Mortgage servicing revenues in 1998 were adversely impacted by lower mortgage interest rates and higher mortgage refinancing activity. Higher refinancing activity caused OKMC to accelerate the amortization of previously recorded mortgage servicing rights. During 1998, management increased its reliance upon financial hedges to protect the value of the mortgage servicing rights portfolio. See Note 20 to Consolidated Financial Statements for further discussion.

For the past three years, net mortgage servicing revenue was comprised of:

         Year ended December 31 (in thousands)              1998       1997       1996
----------------------------------------------------------------------------------------
Mortgage servicing revenues                               $ 46,801   $ 41,265   $ 28,223
Amortization of servicing rights and other direct
 servicing costs                                           (58,049)   (30,935)   (18,455)
                                                          --------   --------   --------
Mortgage loan servicing revenues (net of direct costs)    $(11,248)  $ 10,330   $  9,768
                                                          ========   ========   ========

The following reflects changes in the carrying value of mortgage servicing rights:

         Year ended December 31 (in thousands)              1998       1997       1996
----------------------------------------------------------------------------------------
Balance at beginning of period                            $146,359   $ 96,106   $ 57,947
Additions                                                  201,711    111,192     62,612
Sales                                                      (73,740)   (30,457)    (2,587)
Amortization                                               (50,905)   (30,335)   (17,384)
Other                                                         (429)         -          -
Servicing valuation reserve                                 (4,500)      (147)    (4,482)
                                                          --------   --------   --------
Balance at end of period                                  $218,496   $146,359   $ 96,106
                                                          ========   ========   ========
Estimated fair value of mortgage servicing rights         $253,000   $166,000   $135,000
                                                          ========   ========   ========

Investment Management and Trust Revenues

Investment Management and Trust activities also generate a significant amount of revenue for Old Kent. Trust revenues increased to $63.4 million in 1998, up $9.1 million, or 16.8%, over 1997. This compares to a $7.4 million increase, or 15.7%, in 1997. These increases reflect the Corporation's commitment to growth and optimization of its fee-based businesses, and resulted from successful, aggressive sales and new business development efforts.

The table below summarizes assets managed in a fiduciary capacity as of the dates indicated.

                 December 31 (in billions)                    1998    1997   1996
---------------------------------------------------------------------------------
Assets managed directly by Old Kent for customers             $11.1   $9.0   $7.4
Kent Fund Assets -- managed on behalf of Old Kent for
  customers                                                   $ 6.1   $5.1   $4.2

Deposit Account Revenues

Service charges on deposit accounts increased to $56.7 million in 1998, an increase of $7.1 million or 14.2%. This compares to an increase of $3.9 million, or 8.5% in 1997. These increases were due both to an increase in the deposit base and to Old Kent's continuing focus on improving non-interest revenues.

Transaction Processing Fees

Transaction processing fees include items such as fees and commissions on money orders and traveler checks, foreign exchange fees, debit card interchange income, check cashing and collection charges. These revenues totaled $20.4 million in 1998 and $13.8 million in 1997. The $6.6 million increase in comparing 1998 to 1997 was due to increased money order commissions and debit card interchange income.

Retail Insurance Commissions

The increase in retail insurance commissions to $15.2 million in 1998 and $9.4 million in 1997 is due to Old Kent's acquisition of insurance agencies, beginning in late 1995, as part of the Corporation's emphasis on fee-based revenues. At December 31, 1998, Old Kent Insurance Group, Inc. was the third largest Michigan-based insurance agency in the State of Michigan.

Non-recurring Income

Non-recurring income includes those items which Old Kent considers to be outside the norm of its typical business activities, such as gains on the sale of "other real estate owned." The 1998 amount reflects the gain on sale of three banking sites and their related deposits. The amount reported for 1997 includes a $16.7 million (pre-tax) gain on a June 1997 sale of a $266 million credit card loan portfolio.

This gain contributed $10.6 million to net income and $.10 to earnings per share for 1997. This transaction resulted from Old Kent's decision to discontinue business activity as an underwriter of credit card loans, with the intent of improving the future profitability of the Corporation.

OTHER EXPENSES

The following table summarizes the major categories of other expenses for the last three years:

         Year ended December 31 (in thousands)              1998       1997       1996
----------------------------------------------------------------------------------------
Salaries                                                  $250,433   $225,563   $190,325
Employee benefits                                           48,557     48,306     43,770
Occupancy                                                   42,078     39,377     34,317
Equipment                                                   36,689     32,574     27,414
Professional services                                       28,642     21,532     17,894
Telephone and telecommunication                             17,989     14,758     11,698
Stationery and supplies                                     14,975     12,639     10,817
Taxes other than income taxes                                4,831      6,788      8,032
Amortization of goodwill and core deposit intangibles       14,240     14,254     10,951
Postage and courier charges                                 15,426     13,819     13,230
Advertising and promotion                                    9,233     10,262     25,390
Legal, audit and examination fees                            7,545      6,224      5,336
FDIC insurance (including $1.7 million SAIF
  assessment in 1996)                                        1,586      1,520      2,460
Merger related charges                                      24,993          -          -
Other                                                       66,989     60,354     60,145
                                                          --------   --------   --------
Total other expenses                                      $584,206   $507,970   $461,779
                                                          ========   ========   ========

Salaries and Employee Benefits

Salaries and employee benefits represent the largest category of non-interest expense. These personnel costs increased by $25.1 million in 1998 and $39.8 million in 1997 primarily due to business acquisitions, growth and expansion of OKMC, and increased staffing of the Investment and Insurance Services business line. Old Kent measures its staff size in terms of full-time equivalent ("FTE") employees. Full-time equivalency expresses staff size by translating the efforts of part-time employees and over-time hours into the equivalent efforts of full-time employees. The following summarizes FTE staff sizes as of the dates indicated:

                                            FTE change
                                           Dec. 31, 1998
      Full-time Equivalent Staff         vs. Dec. 31, 1997   12/31/98   12/31/97   12/31/96
-------------------------------------------------------------------------------------------
Banking units                                  (412)          4,576      4,988      4,855
Mortgage banking                                956           2,578      1,622      1,159
Insurance, leasing and brokerage units          (13)            303        316        212
                                               ----           -----      -----      -----
Total FTE                                       531           7,457      6,926      6,226
                                               ====           =====      =====      =====

The table displays a 956 person increase in the staff size of OKMC. This increase is primarily attributable to geographic expansion of Old Kent's mortgage banking business as previously discussed.

In 1999, the Corporation intends to enhance its sales effectiveness by shifting a greater portion of its compensation to a "pay for performance" sales incentive based structure.

Occupancy and Equipment Expense

Occupancy expense increased by $2.7 million, or 6.8% in 1998 due to business acquisitions and the geographic expansion of OKMC. Occupancy expense increased by $5.1 million, or 14.7%, in 1997 due to the effect of OKMC business acquisitions. The table below summarizes occupancy expense for the years indicated:

                                                       1998 over
Occupancy expense for the year (dollars in thousands)    1997       1998      1997      1996
----------------------------------------------------------------------------------------------
Banking units                                           $ (184)    $32,172   $32,356   $29,849
Mortgage banking                                         2,452       8,528     6,076     3,757
Insurance, leasing and brokerage units                     433       1,378       945       711
                                                        ------     -------   -------   -------
Total occupancy expense                                 $2,701     $42,078   $39,377   $34,317
                                                        ======     =======   =======   =======

Equipment expense increased by approximately $4 million in 1998 as compared to the prior year. This increase includes the effects of acquisition and expansion. It also reflects the effects of changes in Old Kent's retail delivery system. Old Kent increased its use of ATMs and other technology based delivery mechanisms (such as telecommunications based services) as a means of improving and expanding retail service access; at December 31, 1998, Old Kent had 511 ATMs in operation.

Professional Services

Expenses related to professional services increased $7.1 million, or 33%, from 1997 to 1998. The increase was primarily related to outside support in the origination and servicing of mortgage loans, maintenance and processing of the Corporation's trust system and technology support related to the Corporation's Year 2000 remediation.

Amortization of Intangibles

Amortization of goodwill and core deposit intangibles totaled $14.2 million, $14.3 million, and $11.0 million in 1998, 1997 and 1996, respectively. The 1997 increase was primarily the result of the Seaway acquisition on January 1, 1997.

This amortization represents non-cash charges to operations. The table below illustrates the proforma effect on earnings per share as if these charges were excluded from net income, sometimes referred to as "cash" earnings per share.

Year ended December 31                                        1998        1997        1996
-------------------------------------------------------------------------------------------
Basic earnings per share (as reported)                        $1.86       $1.76       $1.55
Proforma "basic cash earnings per share"                       1.99        1.89        1.65
Diluted earnings per share (as reported)                       1.84        1.75        1.54
Proforma "diluted cash earnings per share"                     1.97        1.88        1.64

Advertising and Promotion Expense

In 1998, advertising and promotion costs totaled $9.2 million, about $1 million less than in 1997. The $15.1 million decrease in 1997 from 1996 was the result of the discontinuation of a costly promotional program related to credit cards in 1996.

FDIC Insurance

As shown in the consolidated statements of income, FDIC deposit insurance has steadily declined in the last three years. This decline is entirely due to reductions in assessment rates charged by the Federal

Deposit Insurance Corporation ("FDIC"). In 1998, FDIC assessments totaled $1.6 million compared to $1.5 million in 1997, and $2.5 million in 1996 which included a special $1.7 million FDIC levy intended to recapitalize its "Savings Association Insurance Fund" ("SAIF").

Additionally, for the semiannual assessment period beginning January 1, 1999, the FDIC will assess an insurance rate of zero for banks meeting the eligibility requirements, and an additional assessment of $.0122 per $100 of insured deposits. This rate is intended to finance the interest obligations of the Financing Corporation ("FICO") resultant from the Deposit Insurance Act of 1996.

Merger Related Charges

During the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger related charges which had the effect of reducing diluted earnings per share by $.18. On a pre-tax basis, the charges consisted of: transaction costs of $6.0 million; employment charges of $9.4 million, primarily related to reduction of redundant staffing; $9.6 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations; and a $3.5 million special loan loss provision to conform First Evergreen's credit review process and reserves to Old Kent's.

Year 2000 Readiness Disclosure

The Corporation is currently in the process of addressing a significant issue facing all users of automated information systems. The problem is that many computer systems that process transactions based on two digits representing the year of transaction may recognize a date using "00" as the year 1900 rather than the year 2000. The problem could affect a wide variety of automated information systems such as mainframe applications, personal computers and communication systems, and software failure in the form of errors or miscalculations. By nature, the banking and financial services industries are highly dependent upon computer systems to process significant transaction volumes and because of a date dependency for interest measurements on financial instruments such as loans and deposits.

The Corporation initiated its Year 2000 analysis in early 1995. The assessment included an inventory of software applications, communications with third party vendors and suppliers, and certification of compliance from third party providers. The Corporation has a comprehensive written plan which is regularly updated and monitored by technical and non-technical management and personnel. Plan status is regularly reviewed by management of the Corporation and reported upon to the Board of Directors.

The Corporation utilizes vendor supplied software packages for its "mission critical" applications. All "mission critical" systems were Year 2000 ready with the current releases installed and tested for all applications and were in production on December 31, 1998. In addition, the Corporation has acquired testing tools to be used during a second phase of testing. During this phase, which will occur during the first half of 1999, system dates will be reset and validation will take place in an integrated event level testing environment.

In a worst case scenario, testing of the remediated systems could yield a failure when processing data beyond December 31, 1999. However, management believes this to be a remote possibility since initial testing has yielded no issues of significant consequence. In addition, the second phase of testing is expected to allow adequate time to address any issues which are identified. The Corporation is also updating its business resumption plans to include contingency actions for Year 2000 issues. With these measures in place, the Corporation expects no materially adverse failures in its data processing systems as a result of the century change.

Diagnosis, reprogramming and other remedies are expected to result in expenditures of approximately $16 million, over the four years ended December 31, 1999. As of December 31, 1998, approximately $13 million of these expenditures have been recognized as incurred by Old Kent in the preceding three year period. As of December 31, 1998, Old Kent was fully compliant on all "mission critical" computer systems and 75% compliant on non-critical applications. Management expects to be fully compliant on non-critical applications by mid-1999. Management expects to expend the remaining $3 million during 1999.

In addition to reviewing its own computer operating systems and applications, the Corporation has initiated formal communications with its significant suppliers (operating risk) and large customers (credit risk) to determine the extent to which Old Kent is vulnerable to those third parties' failure to resolve their own Year 2000 issues. There is no assurance that the systems of other companies on which the Corporation's systems rely will be timely converted. If such modifications and conversions are not made, or are not completed in a timely manner, the Year 2000 issue could have an adverse impact on the operations of the Corporation. The Corporation's Year 2000 contingency plans for each line of business will address alternative processing methods for all critical functions including lending, transaction processing, liquidity and service delivery methods.

This Year 2000 Readiness Disclosure is based upon and partially repeats information provided by Old Kent's outside consultants, vendors and others regarding the Year 2000 readiness of Old Kent and its customers, vendors and other parties. Although management believes this information to be accurate, it has not in each case independently verified such information.

Income Taxes

The income tax provision was $106.0 million in 1998, $105.9 million in 1997 and $90.6 million in 1996. Income tax expense as a percentage of pre-tax income was 34.8% in 1998 and 1997. This compares with 33.6% in 1996.

Old Kent Common Stock

Old Kent Common Stock is traded in the New York Stock Exchange under the symbol OK. The following table sets forth the range of prices for Old Kent Common Stock for the periods indicated. Prices for periods prior to December 2, 1998, represent bid quotations on The NASDAQ Stock Market; these quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prices have been adjusted to reflect 5% stock dividends distributed in both 1998 and 1997, and a two-for-one stock split distributed in 1997.

                                                         1998                      1997
                                                  -------------------       -------------------
                    Quarter                        Low          High         Low          High
-----------------------------------------------------------------------------------------------
1st                                               $34.29       $39.05       $21.37       $23.70
2nd                                                35.65        39.46        21.09        26.36
3rd                                                28.88        39.75        25.53        32.62
4th                                                29.13        46.50        29.34        40.12

As of February 19, 1999 there were 103,990,035 shares of Old Kent Financial Corporation Common Stock issued and outstanding, held by approximately 15,996 holders of record.

Cash Dividends

The Corporation has paid regular cash dividends every quarter since it was organized as a bank holding company in 1972. Including the history of Old Kent Bank and Trust Company prior to organization of its holding company, Old Kent has increased its cash dividends per share in each of the last 40 years. The following table summarizes the quarterly cash dividends paid to common shareholders over the past five years, adjusted for five percent stock dividends paid in 1998, 1997, 1996 and 1995, and for a two-for-one stock split paid in December, 1997.

                  Quarter                    1998        1997        1996        1995        1994
--------------------------------------------------------------------------------------------------
1st                                          $.171       $.154       $.138       $.128       $.119
2nd                                           .171        .154        .138        .128        .119
3rd                                           .180        .162        .146        .134        .119
4th                                           .200        .171        .154        .138        .128
                                             -----       -----       -----       -----       -----
Total                                        $.722       $.641       $.576       $.528       $.485
                                             =====       =====       =====       =====       =====

The earnings of Old Kent's subsidiary banks are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting each individual bank. Based on projected earnings and liquidity, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 1999.

Capital

At December 31, 1998, the Corporation's total equity was $1.1 billion, or 7.4% less than the preceding year-end total. As shown in the accompanying consolidated financial statements and described in Note 13 to the consolidated financial statements, Old Kent repurchased stock in each of the last three years under authorizations which included reacquiring shares to reissue in connection with future stock dividends, employee benefit plans and other corporate purposes. These repurchases have favorably influenced earnings per share and return on average equity. The Corporation expects to continue to repurchase its common stock in 1999, under the June, 1998 authorization cited in Note 13 to the consolidated financial statements.

Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that the after-tax unrealized gain or loss on securities available-for-sale be carried as a separate component of shareholders' equity. At December 31, 1998 this after-tax gain was $20.4 million compared to $1.3 million on December 31, 1997. Market values of securities, particularly those that are of longer terms, are subject to price volatility depending upon changes in interest rates. Under SFAS 115, total shareholders' equity will be subject to favorable or unfavorable influences of the financial markets on the fair values of securities available-for-sale.

Under the risk-based capital regulations presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk of various asset categories, and certain off-balance sheet instruments, such as loan commitments and letters of credit. Banks and bank holding companies are required to maintain certain minimum ratios. As shown in Note 23 to the consolidated financial statements, at December 31, 1998, ratios of Old Kent and its subsidiary banks exceeded the regulatory guidelines to be considered "well capitalized" for regulatory purposes.

At December 31, 1998, the ratio of total shareholder's equity to total assets was 6.84% compared to 7.80% one year earlier. Book value per common share is calculated by dividing total shareholders' equity by the number of shares outstanding as of a given date. The following is a reconciliation of book value per share:

                                                              Per share amount
------------------------------------------------------------------------------
Book value per common share at December 31, 1997                   $11.12
For the year ended December 31, 1998:
 Basic earnings per share                                            1.86
 Dividends per common share                                         (0.72)
 Effect of stock repurchases (net of stock issuances)               (1.62)
 Change in unrealized gain on securities available-for-sale
   and other changes                                                 0.22
                                                                   ------
Book value per common share at December 31, 1998                   $10.86
                                                                   ======

The Corporation has generally financed its growth through the retention of earnings and the issuance of long-term debt. It is expected that future growth can be financed through internal earnings retention, additional long-term debt offerings, or the issuance of additional common or preferred stock or other capital instruments.

LIQUIDITY AND MARKET RISK MANAGEMENT

Liquidity:

Old Kent manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure that the Corporation's own cash requirements are met. Old Kent maintains liquidity by obtaining funds from several sources.

Old Kent's most readily available source of liquidity is its investment portfolio. Old Kent's securities available-for-sale, which totaled $2.8 billion at December 31, 1998, represent a highly accessible source of liquidity. The Corporation's portfolio of securities held-to-maturity, which totaled $804 million at December 31, 1998, provides liquidity from maturities and amortization payments. The Corporation's mortgages held-for-sale provide additional liquidity. These loans represent recently funded home mortgage loans that are being prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within Old Kent's defined markets are another source of liquidity. Core deposits (demand, savings, money market, and consumer time deposits) totaled $11.5 billion at December 31, 1998, up from $11.1 billion at December 31, 1997. These same markets offer additional liquidity in the form of large deposit instruments and other equivalent non-deposit products.

The national capital markets represent a further source of liquidity to Old Kent. During 1998, Old Kent filed three shelf registrations. A $250 million shelf registration was filed to issue common stock, preferred stock, depository shares, debt securities and warrants. Old Kent filed a shelf registration to issue an additional $200 million of trust preferred securities. The proceeds of any issuance will be for general corporate purposes, which may include reducing debt and repurchasing common stock. The third shelf registration was filed to issue 2.5 million shares of common stock to use for small, stock-based acquisitions.

Old Kent Bank has implemented a bank note program which permits it to issue up to $2.0 billion of short-term and medium-term notes. This program is intended to enhance liquidity by enabling Old Kent Bank to sell its debt instruments in the public markets in the future without the delays which would otherwise be incurred. As shown in Note 10 to the consolidated financial statements, there were $250 million of bank notes outstanding at December 31, 1998.

On January 31, 1997, Old Kent Capital Trust I, a Delaware business trust controlled by Old Kent Financial Corporation, issued $100 million of Floating Rate Subordinated Capital Income Securities. These securities represent undivided interests in an Old Kent Financial Corporation debenture which matures February 1, 2027 and is callable after ten years or upon the occurrence of certain defined events. The interest payments adjust based upon a yield of 80 basis points over LIBOR ("London Inter Bank Offered Rate").

The Corporation may make use of brokers to place large deposit instruments or bank note offerings when advantageous. Additionally, Old Kent Bank may access the federal funds markets or utilize collateralized borrowings.

                                                            Thomson            Standard
           Credit ratings at December 31, 1998             BankWatch  Moody's  & Poor's
---------------------------------------------------------------------------------------
Old Kent Financial Corporation:
 Issuer                                                    A/B        -        -
 Short-term                                                TBW-1      -        -
 Long-term senior debt                                     -          A2       -
 Long-term subordinated debt                               A+         A3       A-
Old Kent Bank:
 Short-term                                                TBW-1      P-1      A-1
 Long-term senior debt                                     AA-        A1       A
Old Kent Capital Trust I:                                  -          "a2"     BBB+

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

Market Risk Management:

Old Kent faces market risk to the extent that the fair values of its financial instruments are affected by changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, or other market factors. The Corporation's market risk exposure is mainly comprised of its vulnerability to interest rate risk. The Corporation is sensitive in various categories of assets, liabilities and off-balance sheet positions, to changes in prevailing rates in the U.S. for the prime rate, mortgage rates, U.S. Treasury rates and various money market indices. The asset/liability management discipline as applied at Old Kent seeks to limit the volatility of both earnings and the value of capital that can result from changes in market interest rates. This is accomplished by matching asset and liability principal balances that re-price and mature, estimating how administered rates adjust, simulating business results under varying interest rate scenarios, and estimating the change in the net present value of the Corporation's assets, liabilities, and off-balance sheet instruments due to interest rate changes. Principal maturities and re-pricing profiles are monitored through static gap analysis, future business results are simulated through computer modeling, and the net present value of the Corporation's financial instruments is estimated through economic value of equity measurement. While these three tools utilize different measurement techniques, combined they are valuable tools to assist management to better understand and mitigate the possible negative impact that interest rate changes can have on the Corporation.

Virtually all of the Corporation's financial instruments have been entered into for non-trading purposes. The trading account securities balance, which totaled $349 million at December 31, 1998, was comprised of a $5 million security that was earmarked for sale out of the bank's investment portfolio and $344 million in mortgage backed securities held by Old Kent Mortgage Company for delivery in January, 1999 in order to optimize pricing execution. Accordingly, the Corporation does not consider the market risk of its trading portfolio to be material. The Corporation's foreign exchange activities are primarily limited to fixing forward currency settlements for customers and then offsetting those positions with approved counterparties. Since the customer forward settlements are fully offset with counterparty contracts, the Corporation does not consider the market risk of its foreign exchange activities to be material.

STATIC GAP ANALYSIS: The management of interest rate sensitivity includes monitoring the maturities and re-pricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate re-pricing gaps for selected maturity periods as of December 31, 1998:

                                  0 - 30   31 - 90   91 - 180   181 - 365   1 - 5    Over 5
         (in millions)             Days     Days       Days       Days      Years     Years     Total
------------------------------------------------------------------------------------------------------
Non-loan interest-earning assets  $  464   $  128    $   186     $  435     $1,830   $   859   $ 3,902
Loans                              4,744    1,499        462        887      3,054       475    11,121
                                  ------   ------    -------     ------     ------   -------   -------
Total interest-earning assets      5,208    1,627        648      1,322      4,884     1,334    15,023
                                  ------   ------    -------     ------     ------   -------   -------
Savings & money market accounts*     868      712         --         --         --     2,899     4,479
Domestic time deposits               465    1,300      1,721      1,580      1,137        19     6,222
Foreign time deposits                140       --         --         --         --        --       140
Purchased funds and long-term
 debt                              2,060      100         --         --         --       101     2,261
                                  ------   ------    -------     ------     ------   -------   -------
Total interest-bearing
 liabilities                       3,533    2,112      1,721      1,580      1,137     3,019    13,102
Interest-earning assets less
 interest-bearing liabilities      1,675     (485)    (1,073)      (258)     3,747    (1,685)    1,921
Impact of interest rate swaps       (450)    (220)        --         50        620        --        --
                                  ------   ------    -------     ------     ------   -------   -------
Asset (liability) gap             $1,225   $ (705)   $(1,073)    $ (208)    $4,367   $(1,685)  $ 1,921
Cumulative asset gap              $1,225   $  520    $  (553)    $ (761)    $3,606   $ 1,921
Cumulative gap as a percentage
 of cumulative earning assets      23.5%     7.6%       (7.4)%     (8.6)%    26.3%     12.8%

------------------------------

* (The placement of indeterminate maturity deposits on the gap analysis represents an allocation of 19% of the balances to the 0-30 Days period, 16% to the 31 -- 90 Days period, and 65% to the Over 5 Years period even though these deposits are payable on demand. This distribution is based on historical analyses of the amount by which the rates paid on these deposits changed as alternative market rates changed, and on the estimated sensitivity of balances to changes in such alternative market rates.)

Total interest-earning assets exceeded interest-bearing liabilities by $1.9 billion at December 31, 1998. This difference was funded through non-interest bearing liabilities and shareholders' equity. The above table shows that total liabilities maturing or re-pricing within one year exceed assets maturing or re-pricing within one year by $761 million. However, the re-pricing and cash-flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of Old Kent. As a result, certain assets and liabilities indicated as maturing or re-pricing within a stated period may, in fact, mature or re-price in other periods or at different volumes.

SIMULATION: Old Kent recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. Old Kent also uses a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk potentials. The Corporation's sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate parallel interest rate shocks are constructed in the model. These rate shocks reflect changes of equal magnitude to all market interest rates. The Corporation's next twelve months of net interest income are then forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity of the Corporation's earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income simulation model includes both on-balance sheet loan, investment, deposit, and debt instruments as well as off-balance sheet interest rate swaps.

The Corporation's forecasted net interest income sensitivity is monitored by the corporate Asset/ Liability Committee ("ALCO") which has established limits in the interest rate risk limit policy. Throughout 1998, the forecasted exposure was within the Corporation's established policy limits.

At December 31, 1997, a maturity table was used to display information about Old Kent's financial instruments that were subject to market risk. For 1998, the Corporation elected to present a net interest income sensitivity profile and an economic value of equity profile because they better reflect the anticipated impact on earnings and fair values of changes in market interest rates.

Net Interest Income Sensitivity Change Vs. Projected Results Under Constant
Rates

Year-End 1998 12-Month Projection

                                                                                       ALCO
Rate Shock Amount:              (2.00%)     (1.00%)     0.00%     1.00%     2.00%     Policy
--------------------------------------------------------------------------------------------
Percent Change In Net
 Interest                         (0.9%)      (0.1%)       --     (0.3%)    (0.9%)    (10.00%)
Income Vs. Constant Rates

Year-End 1997 12-Month Projection

                                                                                       ALCO
Rate Shock Amount:              (2.00%)     (1.00%)     0.00%     1.00%     2.00%     Policy
--------------------------------------------------------------------------------------------
Percent Change In Net
 Interest                          0.8%        0.5%        --     (0.5%)    (1.3%)    (10.00%)
Income Vs. Constant Rates

An important component of Old Kent's management of interest rate risk is the Corporation's use of interest rate swaps. At December 31, 1998 the total notional amount (the amount used to calculate interest) of outstanding interest rate swap agreements used to manage interest rate risk was $869.9 million. For 1998 and 1997, Old Kent's interest rate swaps increased net interest income by approximately $5.1 million and $3.1 million respectively. This improved the Corporation's net interest margin by .03% in 1998 and by .02% in 1997. The following table presents information regarding swap activity during 1998.

Swap Activity

                                                 12/31/97               New Swap    12/31/98
(in millions)                                    Notional    Matured    Notional    Notional
--------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating                        $506.2     $(86.3)     $400.0      $819.9
Receive Floating/Pay Fixed                          25.0      (25.0)       50.0        50.0
                                                  ------     -------     ------      ------
                                                  $531.2     $(111.3)    $450.0      $869.9
                                                  ======     =======     ======      ======

Swap Maturity Profile

Notional amounts of swaps are anticipated to mature as follows, assuming that market rates in effect at December 31, 1998 remain unchanged:

(in millions)                              1999      2000      2001      2002     2003+     Total
--------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating                $150.0    $400.0    $144.9    $125.0    $   --    $819.9
Receive Floating/Pay Fixed                    --        --        --        --      50.0      50.0

The weighted average interest rates for the above swap portfolio are summarized as follows:

                                                At December 31, 1998        At December 31, 1997
                                              ------------------------    ------------------------
                                              Receive Rate    Pay Rate    Receive Rate    Pay Rate
--------------------------------------------------------------------------------------------------
Receive Fixed/Pay Floating                       6.34%         5.30%         6.71%         5.82%
Receive Floating/Pay Fixed                       5.34%         5.48%         5.84%         7.17%

ECONOMIC VALUE OF EQUITY: As part of the Corporation's asset/liability management process, quarterly estimations are conducted that measure the net present value of Old Kent's current financial instruments, also referred to as the economic value of equity. The process involves estimating the principal and interest cash flows for all financial instruments and then discounting those cash flows back to their present value using discount rates for products of similar duration and credit quality. The economic value of equity is defined as the Corporation's book equity adjusted for the net present value of the asset, liability, and off-balance sheet instruments. The measurement is first conducted under an assumed environment of unchanged market interest rates. Next, net present value measurements are conducted under various levels of parallel market interest rate shocks. The resulting change in economic value of equity under rate shocks is an indication of the fair value variability of the Corporation's financial instruments as of the reporting date.

The economic value of equity model includes both on-balance sheet loan, investment, mortgage servicing rights, deposit, and debt instruments as well as off-balance sheet interest rate swaps, Treasury futures and options, mortgage forward sales contracts, and mortgage options. The cash flows for instruments containing options are adjusted to reflect expected results under each rate shock scenario. Those adjustments are made by considering both the specific terms of certain instruments (e.g. callable bonds) and market consensus forecasts about specific asset classes (e.g. mortgage backed securities). This measure does not reflect the impact of new financial instruments or of changes in loan production volume that would be expected to occur as interest rates change. For example, management believes that lower market interest rates would significantly increase mortgage production volume and income, more than offsetting any decrease in the value of mortgage servicing rights that is reflected in the economic value of equity measure below.

The magnitude of the change in the economic value of equity is monitored by the corporate Asset/ Liability Committee which has established limits in the interest rate risk limit policy. Throughout 1998, the estimated variability of the economic value of equity was within the Corporation's established policy limits.

Economic Value of Equity Sensitivity Change Vs. Results Under Constant Rates

Year-End 1998 Economic Value of Equity Profile

                                                                                      ALCO
Rate Shock Amount:                                  (2.00%)    0.00%      2.00%     Policy
------------------------------------------------------------------------------------------
Static Economic Value of Equity Change               (9.4%)       --      (1.9%)    (16.0%)

Year-End 1997 Economic Value of Equity Profile

                                                                                      ALCO
Rate Shock Amount:                                  (2.00%)    0.00%      2.00%     Policy
------------------------------------------------------------------------------------------
Static Economic Value of Equity Change               (5.1%)       --      (2.0%)    (16.0%)

Note: The Year-End 1997 Economic Value of Equity Profile has not been restated to include First Evergreen Corporation. The required data was not available and it was impracticable to re-create the analysis for that entity.

The Corporation's projected net interest income sensitivity and economic value of equity sensitivity both indicate a slightly greater exposure to a downward 2.00% rate shock at December 31, 1998 than at December 31, 1997. This is primarily due to an expected acceleration of projected prepayment speeds for mortgage-related assets. The estimated sensitivity as of December 31, 1998 is well within approved policy limits and does not represent a material exposure to interest rate risk.

Securities Held-to-Maturity

Securities held-to-maturity are purchased with the intent and ability to hold for long-term investment for the purpose of generating interest income over the lives of the investments. Thus they are carried on the books at cost, adjusted for amortization of premium and accretion of discount.

Securities Available-for-Sale

Securities available-for-sale include those securities which might be sold as part of Old Kent's management of interest risk, in response to changes in interest rates, prepayment of credit risk, or due to a desire to increase capital measures or liquidity. These assets are carried on the balance sheet at their estimated fair values, with corresponding (after-tax) valuation adjustments included as a component of shareholders' equity. Premiums and discounts are amortized over the estimated lives of the related securities.

In 1998, net gains on the sale of securities were $4.1 million. This compares to net gains of $1.2 million in 1997 and $1.3 million in 1996.

Sources and Uses of Funds Trends

As shown on the accompanying consolidated balance sheets, total assets at December 31, 1998 were $16.6 billion, up by $.9 billion, or 5.6%, from the preceding year-end. In general, Old Kent's management relies more on the use of daily average balances, rather than on balances at a period end, to analyze trends. Old Kent's average consolidated balance sheets for the last five years appears on page S-13 of this report. Information contained in that statement was the basis for the summarized trends in sources and uses of funds appearing below.

                                        1998                                     1997
                         -----------------------------------      -----------------------------------
                                        Increase (Decrease)                      Increase (Decrease)
                          Average       --------------------       Average       --------------------
 (dollars in millions)    Balance       Amount       Percent       Balance       Amount       Percent
-----------------------------------------------------------------------------------------------------
Funding Uses:
 Loans                   $ 8,900.6      $(161.8)       (1.8)%     $ 9,062.4      $ 687.1         8.2%
 Mortgages
   held-for-sale           1,745.7        863.6        97.9           882.1      $ 515.7       140.7
 Taxable securities        3,504.2       (161.9)       (4.4)        3,666.1      $(233.4)       (6.0)
 Tax-exempt securities       358.8         38.1        11.9           320.7      $  (4.4)       (1.4)
 Interest-earning
   deposits                   16.4           .7         4.5            15.7      $   7.0        80.5
 Federal funds sold and
   resale agreements          38.0        (88.0)      (69.8)          126.0      $  (8.0)       (6.0)
 Trading account
   securities                 13.6         (7.9)      (36.7)           21.5      $  11.2       108.7
                         ---------      -------       -----       ---------      -------       -----
Total Uses               $14,577.3      $ 482.8         3.4%      $14,094.5      $ 975.2         7.4%
                         =========      =======       =====       =========      =======       =====
Funding Sources:
 Demand deposits         $ 1,888.1      $ 201.3        11.9%      $ 1,686.8      $ 112.7         7.2%
 Savings deposits          4,013.3        302.9         8.2         3,710.4         (1.6)       (0.0)
Time deposits:
  Negotiable               1,080.1          5.9          .5         1,074.2       (204.2)      (16.0)
  Foreign                     37.4         (1.4)       (3.6)           38.8         (8.0)      (17.1)
  Consumer                 5,142.7       (313.6)       (5.7)        5,456.3        638.9        13.3
 Federal funds
   purchased and
   repurchase
   agreements                980.7        263.9        36.8           716.8        181.9        34.0
 Other borrowed funds      1,093.7        229.4        26.5           864.3        229.3        36.1
 Long-term debt              200.0          8.2         4.3           191.8         90.8        91.8
 Other                       141.3       (213.8)      (60.2)          355.1        (64.6)      (15.4)
                         ---------      -------       -----       ---------      -------       -----
Total Sources            $14,577.3      $ 482.8         3.4%      $14,094.5      $ 975.2         7.4%
                         =========      =======       =====       =========      =======       =====

During 1998, mortgages held-for-sale averaged $1.7 billion, an increase of 98% over 1997. The primary funding sources to accommodate this growth were higher demand and savings deposit balances as well as federal funds purchased, repurchase agreements and other borrowed funds. Dependent upon economic conditions and management strategies employed by the Corporation, mortgages held-for-sale may significantly increase or decrease from period to period.

Lower interest rates over the years preceding 1994 had an effect on the relative mix in Old Kent's core deposits. During the periods of lower rates, consumer time deposits have grown to become a proportionally greater component of average core deposits as shown in the table below. Because consumer time deposits typically pay interest at rates higher than savings and demand deposits, the growth in consumer time deposits has had the effect of increasing interest expense in years after 1994.

                                                                Based on annual averages
                                                    -------------------------------------------------
Relative core deposit mix                           1998       1997       1996       1995       1994
-----------------------------------------------------------------------------------------------------
Demand deposits                                      15.5%      14.1%      13.8%      13.5%      13.3%
Savings deposits                                     33.0       31.0       32.5       35.7       42.5
Consumer time deposits                               51.5       54.9       53.7       50.8       44.2
                                                    -----      -----      -----      -----      -----
Total core deposits                                 100.0%     100.0%     100.0%     100.0%     100.0%
                                                    =====      =====      =====      =====      =====

Quarterly Financial Data

The following is a summary of selected quarterly results of operations for the years ended December 31, 1998 and 1997:

      (in thousands, except per share data)                   Three Months Ended
--------------------------------------------------------------------------------------------
                      1998                         March 31   June 30    Sept. 30   Dec. 31
--------------------------------------------------------------------------------------------
Interest Income                                    $294,299   $290,234   $282,235   $289,662
Net Interest Income                                 148,016    144,800    145,406    149,660
Provision for Credit Losses                          15,381     11,858      8,567     11,023
Income Before Income Taxes                           79,042     84,791     82,874     58,040
Net Income                                           51,523     54,834     54,580     37,861
Basic Earnings Per Share                               $.47       $.51       $.51       $.36
Diluted Earnings Per Share                             $.47       $.50       $.51       $.36

      (in thousands, except per share data)                   Three Months Ended
--------------------------------------------------------------------------------------------
                      1997                         March 31   June 30    Sept. 30   Dec. 31
--------------------------------------------------------------------------------------------
Interest Income                                    $276,009   $287,191   $290,694   $292,652
Net Interest Income                                 143,062    146,405    147,042    146,199
Provision for Credit Losses                          10,371     12,041     11,939     12,626
Income Before Income Taxes                           69,209     88,130     73,938     72,996
Net Income                                           45,531     57,432     48,126     47,329
Basic Earnings Per Share                               $.40       $.51       $.43       $.43
Diluted Earnings Per Share                             $.40       $.51       $.43       $.42

As previously discussed, during fourth quarter 1998, Old Kent recognized $19.7 million in charges related to the merger with First Evergreen. Excluding these charges, net income for the quarter would have been $57.5 million, and diluted earnings per share would have been $.18 higher.

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

The Corporation maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Management continually monitors the internal control structure for compliance with established policies and procedures. As an integral control system, the Corporation maintains an internal audit program to monitor compliance with internal controls and coordinate audit coverage with the independent public accountants.

The Audit Committee of the board of directors, composed entirely of outside directors, oversees the Corporation's financial reporting process and has responsibility for recommending the independent public accountants who are appointed by the board of directors to audit the Corporation's annual financial statements.

The financial statements in this annual report have been audited by Arthur Andersen LLP and their report appears on page S-37.

The Audit Committee of the board of directors meets regularly with management, internal auditors, independent public accountants and regulatory examiners to review matters relating to financial reporting and internal controls. The internal auditors, independent public accountants and regulatory examiners have direct access to the Audit Committee.

The Corporation assesses its internal control structure over financial reporting in relation to the criteria described in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management of the Corporation believes that as of December 31, 1998, in all material respects, the Corporation maintained an effective internal control structure over financial reporting.

David J. Wagner
David J. Wagner
Chairman, President and
  Chief Executive Officer

Robert H. Warrington
Robert H. Warrington
Vice Chairman and
  Chief Financial Officer

Janet S. Nisbett
Janet S. Nisbett
Senior Vice President and
  Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Old Kent Financial
Corporation:

We have audited the accompanying consolidated balance sheets of Old Kent Financial Corporation (a Michigan corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Kent Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
January 14, 1999

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

                                                                December 31,    December 31,
(dollars in thousands)                                              1998            1997
--------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                        $   615,845     $   547,319
 Federal funds sold and resale agreements                             9,230         127,330
                                                                -----------     -----------
  Total cash and cash equivalents                                   625,075         674,649
 Interest-earning deposits                                            5,044           2,153
 Trading account securities                                         349,090             986
 Mortgages held-for-sale                                          2,262,696       1,271,784
 Securities available-for-sale:
  Collateralized mortgage obligations and other
     mortgage-backed securities                                   1,819,122       1,403,726
  Other securities                                                  947,574         782,607
                                                                -----------     -----------
 Total securities available-for-sale (amortized cost of
   $2,735,301 and $2,184,391 respectively)                        2,766,696       2,186,333
 Securities held-to-maturity:
  Collateralized mortgage obligations and other
     mortgage-backed securities                                     180,369         952,202
  Other securities                                                  623,376         797,805
                                                                -----------     -----------
 Total securities held-to-maturity (market values of
   $823,610 and $1,766,832 respectively)                            803,745       1,750,007
 Loans                                                            8,883,716       9,144,497
 Allowance for credit losses                                       (167,665)       (160,952)
                                                                -----------     -----------
  Net loans                                                       8,716,051       8,983,545
                                                                -----------     -----------
 Premises and equipment                                             220,981         220,587
 Other assets                                                       839,480         616,571
                                                                -----------     -----------
TOTAL ASSETS                                                    $16,588,858     $15,706,615
                                                                ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY:
 Liabilities:
  Deposits:
   Non-interest-bearing                                         $ 2,098,446     $ 1,858,990
   Interest-bearing                                              10,700,895      10,039,905
   Foreign deposits - interest-bearing                              140,077          30,012
                                                                -----------     -----------
  Total deposits                                                 12,939,418      11,928,907
  Other borrowed funds                                            2,061,142       2,090,095
  Other liabilities                                                 253,188         262,018
  Long term debt                                                    200,000         200,000
                                                                -----------     -----------
TOTAL LIABILITIES                                                15,453,748      14,481,020
                                                                -----------     -----------
SHAREHOLDERS' EQUITY:
 Preferred stock: 25,000,000 shares authorized and
   unissued --                                                            -               -
 Common stock, $1 par value: 300,000,000 shares authorized;
   104,498,649 and 105,604,936 shares issued and outstanding        104,499         105,605
 Capital surplus                                                    139,736         198,857
 Retained earnings                                                  870,468         919,870
 Accumulated other comprehensive income                              20,407           1,263
                                                                -----------     -----------
TOTAL SHAREHOLDERS' EQUITY                                        1,135,110       1,225,595
                                                                -----------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $16,588,858     $15,706,615
                                                                ===========     ===========

The accompanying notes to consolidated financial statement are an integral part of these statements.

Consolidated Statement of Income

               Year ended December 31
   (dollars in thousands, except per share data)           1998           1997           1996
-------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Interest and fees on loans                              $  788,103     $  814,341     $  762,619
 Interest on mortgages held-for-sale                        120,647         66,668         28,374
 Interest on securities available-for-sale                  152,428        133,644        138,101
 Interest on securities held-to-maturity                     91,768        122,970        133,049
 Interest on deposits                                           809            824            496
 Interest on federal funds sold and resale
   agreements                                                 2,079          6,900          7,268
 Interest on trading account securities                         596          1,199            527
                                                        -----------    -----------    -----------
 Total interest income                                    1,156,430      1,146,546      1,070,434
                                                        -----------    -----------    -----------
INTEREST EXPENSE:
 Interest on domestic deposits                              443,281        461,471        444,829
 Interest on foreign deposits                                 2,007          2,113          2,685
 Interest on other borrowed funds                           109,779         87,228         64,321
 Interest on long term obligations                           13,481         13,026          6,726
                                                        -----------    -----------    -----------
 Total interest expense                                     568,548        563,838        518,561
                                                        -----------    -----------    -----------
NET INTEREST INCOME                                         587,882        582,708        551,873
 PROVISION FOR CREDIT LOSSES                                 46,828         46,977         35,636
                                                        -----------    -----------    -----------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
LOSSES                                                      541,054        535,731        516,237
                                                        -----------    -----------    -----------
OTHER INCOME:
 Mortgage banking revenue -- net                            146,979         94,423         57,830
 Investment management and trust revenues                    63,351         54,257         46,891
 Deposit account revenue                                     56,728         49,657         45,779
 Transaction processing revenue                              20,409         13,799         13,937
 Insurance sales commissions                                 20,050         14,212         12,397
 ATM fees                                                     7,439          6,068          2,734
 Brokerage commissions                                        3,439          1,559          1,420
 Securities transactions                                      4,142          1,232          1,322
 Non-recurring income                                         4,963         14,660          6,783
 Other                                                       20,400         26,645         26,479
                                                        -----------    -----------    -----------
 Total other income                                         347,900        276,512        215,572
                                                        -----------    -----------    -----------
OTHER EXPENSES:
 Salaries and employee benefits                             298,990        273,869        234,095
 Occupancy                                                   42,078         39,377         34,317
 Equipment                                                   36,689         32,574         27,414
 Professional services                                       28,642         21,532         17,894
 Telephone and telecommunications                            17,989         14,758         11,698
 Postage and courier                                         15,426         13,819         13,230
 Stationery and supplies                                     14,975         12,639         10,817
 Amortization of goodwill and intangibles                    14,240         14,254         10,951
 Advertising and promotion                                    9,233         10,262         25,390
 Taxes other than income                                      4,831          6,788          8,032
 FDIC deposit insurance                                       1,586          1,520          2,460
 Merger related charges                                      24,993              -              -
 Other                                                       74,534         66,578         65,481
                                                        -----------    -----------    -----------
 Total other expenses                                       584,206        507,970        461,779
                                                        -----------    -----------    -----------
INCOME BEFORE INCOME TAXES                                  304,748        304,273        270,030
 Income taxes                                               105,950        105,855         90,637
                                                        -----------    -----------    -----------
NET INCOME                                               $  198,798     $  198,418     $  179,393
                                                        ===========    ===========    ===========
 Average number of shares used to compute:
  Basic earnings per share                              107,145,708    112,555,481    115,403,935
  Diluted earnings per share                            108,079,477    113,360,894    116,177,830
 Basic earnings per share                                     $1.86          $1.76          $1.55
 Diluted earnings per share                                   $1.84          $1.75          $1.54

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Cash Flows

Year ended December 31
(dollars in thousands)                               1998          1997          1996
-----------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                      $    198,798   $   198,418   $   179,393
 Adjustments to reconcile net income
  to net cash provided by operating activities:
  Provision for credit losses                          46,828        46,977        35,636
  Depreciation, amortization and accretion             52,864        56,899        70,576
  Deferred income taxes                                16,597        20,099        (1,552)
  Net gains on sales of assets                       (168,423)      (91,183)      (47,090)
  Net change in trading account securities           (347,910)       61,523        (5,058)
  Originations and acquisitions of mortgages
     held-for-sale                                (13,547,917)   (6,878,737)   (3,409,276)
  Proceeds from sales and prepayments of
     mortgages held-for-sale and other retained
     interests                                     12,532,456     6,265,742     3,236,859
  Net change in other assets                           77,316       (82,752)      (30,050)
  Net change in other liabilities                     (15,682)      (24,243)       (7,083)
                                                 ------------   -----------   -----------
Net cash provided by (used for) operating
  activities                                       (1,155,073)     (427,257)       22,355
                                                 ------------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from maturities and prepayments of
   securities available-for-sale                      181,724       166,065       342,487
 Proceeds from sales of securities
  available-for-sale                                  542,522     3,196,180     4,647,454
 Purchases of securities available-for-sale        (1,277,467)   (3,421,587)   (4,715,288)
 Proceeds from maturities and prepayments of
   securities held-to-maturity                      1,105,076       802,948       522,015
 Proceeds from sales of securities
   held-to-maturity                                         -             -           860
 Purchases of securities held-to-maturity            (307,954)     (663,796)     (482,766)
 Net change in interest-earning deposits               (2,891)       (1,350)      174,611
 Proceeds from sale of loans                          141,102       351,112             -
 Net change in loans                                   83,654      (592,319)     (833,613)
 Purchases of leasehold improvements, premises
   and equipment, net                                 (28,530)      (37,065)      (24,641)
 Acquisition of business units (net of cash
   acquired)                                                -        17,204       (23,598)
 Sale of business units (net of cash sold)                  -         1,234         7,123
                                                 ------------   -----------   -----------
Net cash provided by (used for) investing
  activities                                          437,236      (181,374)     (385,356)
                                                 ------------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Change in time deposits                               36,061      (183,004)      882,104
 Change in demand and savings deposits                974,431        34,114       (42,721)
 Change in other borrowed funds                       (28,953)      836,994      (175,934)
 Proceeds from issuance of capital securities               -       100,000             -
 Repurchases of common stock                         (248,812)     (190,189)     (136,307)
 Proceeds from common stock issuances                  20,519        10,799        10,421
 Dividends paid to shareholders                       (84,983)      (70,887)      (65,163)
                                                 ------------   -----------   -----------
Net cash provided by financing activities             668,263       537,827       472,400
                                                 ------------   -----------   -----------
Net change in cash and cash equivalents               (49,574)      (70,804)      109,399
Cash and cash equivalents at beginning of year        674,649       745,453       636,054
                                                 ------------   -----------   -----------
Cash and cash equivalents at December 31         $    625,075   $   674,649   $   745,453

Year ended December 31
(dollars in thousands)                               1998          1997          1996
-----------------------------------------------------------------------------------------
                                                 ============   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Interest paid on deposits, other borrowed
   funds and long-term debt                      $    566,193   $   567,898   $   520,582
 Income taxes paid                                     87,222        80,588        93,121
 Significant non-cash transactions:
  Stock dividend issued                               163,011       124,009        83,596
  Stock issued to acquire businesses                        -        76,938         8,431

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

                                                                                                        Accumulated      Total
                                                                                                           Other         Share-
                                                     Comprehensive    Common     Capital    Retained   Comprehensive    holders'
(dollars in thousands, except per share data)           Income        Stock      Surplus    Earnings      Income         Equity
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1996 AS PREVIOUSLY REPORTED                    $ 45,383   $ 200,101   $767,085     $  3,367      $1,015,936
Adjustment to record merger of First Evergreen
 Corporation on a pooling-of-interest basis                            12,901      (4,908)   165,629          196         173,818
                                                                     --------   ---------   --------     --------      ----------
Restated balance at January 1, 1996                                    58,284     195,193    932,714        3,563       1,189,754
                                                                     --------   ---------   --------     --------      ----------
Net income for the year                                $179,393                              179,393                      179,393
Unrealized loss on securities, net of $7,900 tax
 benefit                                                (14,740)                                          (14,740)        (14,740)
                                                       --------
   Total Comprehensive income                          $164,653
                                                       ========
Cash dividends:
$ .576 per common share                                                                      (59,122)                     (59,122)
Cash dividends paid by pooled affiliate                                                       (6,041)                      (6,041)
Common stock issued in payment of 5% stock dividend
 -- 2,229,606 shares (cash in lieu of fractionals
 -- $238,000)                                                           2,230      81,366    (83,834)                        (238)
Common stock issued for Republic Mortgage
 Corporation acquisition -- 216,160 shares                                216       8,215                                   8,431
Common stock repurchased for dividend reinvestment
 plans, employee stock plans, acquisitions, stock
 dividends and other purposes -- 3,378,035 shares                      (3,378)   (132,929)                               (136,307)
Common stock issued under dividend reinvestment
 plan, employee stock plans, and other -- 456,953
 shares                                                                   457      13,464                                  13,921
Tax benefit relating to employee stock plans                                        5,146                                   5,146
                                                                     --------   ---------   --------     --------      ----------
BALANCE AT DECEMBER 31, 1996                                           57,809     170,455    963,110      (11,177)      1,180,197
                                                                     --------   ---------   --------     --------      ----------
Net income for the year                                $198,418                              198,418                      198,418
Unrealized gains on securities, net of $6,700 taxes      12,440                                            12,440          12,440
                                                       --------
   Total Comprehensive income                          $210,858
                                                       ========
Cash dividends:
$ .641 per common share                                                                      (64,059)                     (64,059)
Cash dividends paid by pooled affiliate                                                       (6,828)                      (6,828)
Common stock issued in payment of 5% stock dividend
 -- 2,269,430 shares (cash in lieu of fractionals
 -- $315,000)                                                           2,270     121,739   (124,324)                        (315)
Common stock issued for Seaway Financial
 Corporation acquisition -- 1,924,177 shares                            1,924      69,843                                  71,767
Common stock issued for Grand Rapids Holland
 Insurance Agency, Inc. acquisition -- 86,246
 shares                                                                    86       5,085                                   5,171
Common stock repurchased for dividend reinvestment
 plans, employee stock plans, acquisitions, stock
 dividends and other purposes -- 3,462,228 shares                      (3,462)   (186,727)                               (190,189)
Common stock issued under dividend reinvestment
 plan, employee stock plans, and other -- 530,614
 shares                                                                   531      13,485                                  14,016
Common stock issued in payment of 2-for-1 stock
 split -- 46,447,461 shares                                            46,447                (46,447)
Tax benefit relating to employee stock plans                                        4,977                                   4,977
                                                                     --------   ---------   --------     --------      ----------
BALANCE AT DECEMBER 31, 1997                                          105,605     198,857    919,870        1,263       1,225,595
                                                                     --------   ---------   --------     --------      ----------
Net income for the year                                $198,798                              198,798                      198,798
Unrealized gains on securities, net of $10,300
 taxes                                                   19,144                                            19,144          19,144
                                                       --------
   Total Comprehensive income                          $217,942
                                                       ========
Cash dividends:
$ .722 per common share                                                                      (70,971)                     (70,971)
Cash dividends paid by pooled affiliate                                                      (14,012)                     (14,012)
Common stock issued in payment of 5% stock dividend
 -- 4,489,497 shares (cash in lieu of fractionals
 -- $206,000)                                                           4,489     158,522   (163,217)                        (206)
Common stock repurchased for dividend reinvestment
 plans, employee stock plans, acquisitions, stock
 dividends and other purposes -- 6,433,299 shares                      (6,433)   (242,379)                               (248,812)
Common stock issued under dividend reinvestment
 plan, employee stock plans, and other -- 837,808
 shares                                                                   838      21,218                                  22,056
Tax benefit relating to employee stock plans                                        3,518                                   3,518
                                                                     --------   ---------   --------     --------      ----------
BALANCE AT DECEMBER 31, 1998                                         $104,499   $ 139,736   $870,468     $ 20,407      $1,135,110
                                                                     ========   =========   ========     ========      ==========

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

Nature of Operations

The Corporation operates two commercial banks with 202 full service offices throughout Michigan, 33 such offices in the metropolitan markets in and around Chicago, Illinois, and one such office in Elkhart, Indiana. It also operates a mortgage banking company with 143 offices located in thirty-two states. Other business activities include investment management and trust services, as well as brokerage and insurance services. Old Kent's revenue is mainly derived by providing financial services to commercial and retail customers located within those markets. The financial services primarily consist of the extension of credit and acceptance of deposits.

Use of Estimates

Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

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

Premiums and discounts on securities available-for-sale, as well as securities held-to-maturity, are amortized over the estimated lives of the related securities. This amortization and adjustments stemming from changes in estimated lives, is included in interest income on the accompanying consolidated statement of income.

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

The fair value of the Corporation's mortgage servicing rights is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows. Mortgage servicing rights are amortized ratably in relation to the associated servicing revenue over the estimated lives of the serviced loans. The Corporation evaluates and measures impairment of its capitalized servicing rights using stratifications based on the risk characteristics of the underlying loans. Management has determined those risk characteristics to include loan type and interest rate. Impairment is recognized through a valuation allowance.

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

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb losses inherent in the loan portfolio. The amount is based on management's specific review and analysis of the loan portfolio, and evaluation of the effects of current economic conditions on the loan portfolio. This process is based on estimates, and ultimate losses may materially differ in the near term from the current estimates. As changes in estimates occur, adjustments to the level of the allowance are recorded in the provision for credit losses in the period in which they become known.

Premises and Equipment

Premises and equipment are stated at original costs, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, whichever period is shorter. For income tax purposes, minimum lives and accelerated methods are used.

Other Real Estate Owned

Other real estate owned consists of properties acquired in partial or total satisfaction of debt. Other real estate owned is stated at fair value. Losses arising at acquisition are charged against the allowance for credit losses. Reductions in fair value subsequent to acquisition are recorded in other expense in the consolidated statement of income. Any gains realized on dispositions are included in other income.

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

Old Kent also maintains a noncontributory, nonqualified pension plan for certain participants whose retirement benefit payments under the qualified plan are expected to exceed the limits imposed by the Internal Revenue Code. Old Kent maintains nonqualified trusts, referred to as "rabbi" trusts, primarily to fund and secure the benefits in excess of those permitted in certain of the Old Kent qualified pension plans. These arrangements offer certain officers of the Corporation a degree of assurance for ultimate payment of benefits. The assets remain subject to the claims of creditors of Old Kent and are not the property of the employees. Hence, they are accounted for as assets of the Corporation with a corresponding liability in the consolidated balance sheets.

Retirement Savings Plans

Old Kent maintains a defined contribution retirement savings plan covering substantially all employees. The Corporation's contribution is equal to 50% of the amount contributed by the participating employees, limited to a maximum of 3% of compensation as described under the terms of the plans. The estimated contribution by Old Kent is charged to expense during the year in which the employee contribution is received and is included in employee benefits in the consolidated statements of income.

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

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting the components of comprehensive income. Comprehensive income consists of net income and adjustments to available-for-sale securities and is presented in the Consolidated Statement of Shareholders' Equity. The adoption of SFAS 130 had no impact on total equity. Prior year financial statements have been restated to conform with SFAS 130 requirements.

Financial Instrument Accounting Policy

Old Kent uses certain off-balance sheet derivative financial instruments, including interest rate swaps, Treasury futures and options, and interest rate caps and floors in connection with risk management activities. Provided these instruments meet specific criteria, they are considered hedges and accounted for under the accrual or deferral methods, as more fully discussed below.

Old Kent uses interest rate swaps to hedge interest rate risk on interest earning assets and interest bearing liabilities. Amounts receivable or payable under these agreements are included in net interest income. There is no recognition on the balance sheet for changes in the fair value of the hedging instrument. Gains or losses on terminated interest rate swaps are deferred and amortized to interest income or expense over the remaining life of the hedged item.

Old Kent uses forward sale agreements and options on forward sale agreements to protect the value of residential loan commitments, loans held for sale and related mortgage backed securities held in the trading account. The market value of the financial hedges associated with loan origination commitments and loans held for sale are included in the aggregate valuation of mortgages held for sale. Premiums paid for options are deferred as a component of other assets and amortized against gains on sale of loans over the contract term. Forward sale agreements associated with mortgage backed securities held in the trading account are considered when marking those securities to market, with the corresponding adjustment recorded to gains on sale of loans.

Old Kent uses Treasury futures and options on treasury futures to help protect against market value changes in the mortgage servicing right ("MSR") portfolio. The fair value of the hedges are recorded as an adjustment to the carrying amount of the MSR with a corresponding adjustment to cash or other receivables or payables. If terminated, the realized gain or loss on the hedge is included in MSR amortization over the estimated life of the loan servicing that had been hedged. Option premiums paid or received are deferred as a component of other assets and amortized as MSR amortization over the contract term.

Derivative financial instruments, such as caps and floors, that do not meet the required criteria are carried on the balance sheet at fair value with realized and unrealized changes in that value recognized in earnings. If the hedged item is sold or its outstanding balance otherwise declines below that of the related hedging instrument, the derivative product (or applicable excess portion thereof) is marked-to-market and the resulting gain or loss is included in earnings.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Statement 133 is effective beginning January 1, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at Old Kent's election, those issued or acquired before January 1, 1998).

Old Kent has not yet quantified the impacts of adopting Statement 133 on the consolidated financial statements and has not determined the timing of or method of adoption of Statement 133. However, the Statement could increase volatility in earnings and other comprehensive income.

The Financial Accounting Standards Board issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise: an amendment of FASB Statement No. 65," which was adopted on January 1, 1999. This statement requires that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans held by a mortgage banking entity with the required accounting for securities retained after the securitization of other types of assets by a non-mortgage banking enterprise. In the opinion of management, the adoption of this statement will not materially impact the Corporation's Consolidated Financial Statements.

Reclassification

Certain reclassifications have been made to prior periods' financial statements to place them on a basis comparable with the current period's financial statements.

NOTE 2. BUSINESS ACQUISITIONS AND DISPOSITIONS

On October 1, 1998, Old Kent completed the merger of First Evergreen Corporation ("First Evergreen") into Old Kent. When acquired, First Evergreen had assets of approximately $1.9 billion and deposits of approximately $1.7 billion. The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect this business combination. Old Kent exchanged 32.0312 shares of Old Kent Common Stock for each share of First Evergreen stock. The issuance totaled approximately 12.8 million shares. During the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger related charges which had the effect of reducing earnings per share by $.18. On a pre-tax basis, the charges consisted of transaction costs of $6.0 million, employment charges of $9.4 million primarily related to redundant staffing; $9.6 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations; and a $3.5 million special loan loss provision to conform First Evergreen's credit review process and reserves to Old Kent's. Excluding the special credit loss provision, Old Kent's unexpended reserves for these charges was $11.7 million at December 31, 1998. These reserves are expected to be utilized during 1999. First Evergreen was a bank holding company headquartered in Evergreen Park, Illinois. First Evergreen provided banking services through eight offices in Cook County, Illinois.

On September 1, 1997, Old Kent Insurance Group, Inc. (a subsidiary of Old Kent
Bank), acquired Grand Rapids Holland Insurance Agency, Inc. ("GRH"), a provider of commercial and personal insurance products through offices in western Michigan. Old Kent issued approximately 86,000 shares of its common stock to acquire all of the outstanding common stock of GRH. When acquired, GRH had assets of approximately $6.2 million. This acquisition was accounted for as a purchase. Accordingly, the results of operations of GRH are included in Old Kent's consolidated results of operations from the date of acquisition. Had this purchase been effective January 1, 1996, there would have been no material effect on Old Kent's consolidated results of operations and financial condition.

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

During January, 1997, Old Kent sold its commercial mortgage banking subsidiary, Hartger & Willard Mortgage Associates, Inc., for approximately $1.3 million in cash.

NOTE 3. PLEDGED AND RESTRICTED ASSETS

The Federal Reserve requires the banking subsidiaries to maintain certain average non-interest bearing cash balances in accordance with stated reserve requirements. These average reserves approximated $52.4 million during 1998 and $51.2 million during 1997.

At December 31, 1998, securities having an aggregate amortized cost of approximately $1.4 billion were pledged to secure public and trust deposits and for other purposes as required by law. These pledged assets primarily consisted of securities available-for-sale and securities held-to-maturity.

The average Securities Sold Under Agreements to Repurchase was $646 million in 1998, and $583 million in 1997. The maximum amount of outstanding agreements at any month-end during 1998 was $689 million. The average Securities Purchased Under Agreements to Resell was $2 million in 1997. There were no outstanding agreements to resell at any time during 1998. It is Old Kent's policy to take possession of securities purchased under agreements to resell.

NOTE 4. SECURITIES AVAILABLE-FOR-SALE

The following summarizes amortized cost and market values of securities available-for-sale at December 31, 1998 and 1997:

                                                                Gross         Gross       Estimated
                                                Amortized     Unrealized    Unrealized      Market
      December 31, 1998 (in thousands)             Cost         Gains         Losses        Value
----------------------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities     $  726,839     $21,576        $   42      $  748,373
Collateralized mortgage obligations:
  U.S. Government issued                         1,301,667       8,661         1,817       1,308,511
  Privately issued                                 365,343       2,055           902         366,496
Mortgage-backed pass-through securities            143,449       1,230           564         144,115
Other securities                                   198,003       1,659           461         199,201
                                                ----------     -------        ------      ----------
Total                                           $2,735,301     $35,181        $3,786      $2,766,696
                                                ==========     =======        ======      ==========
December 31, 1997 (in thousands)
----------------------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities     $  663,772     $ 2,186        $2,465      $  663,493
Collateralized mortgage obligations:
  U.S. Government issued                         1,030,220       5,830         2,337       1,033,713
  Privately issued                                 237,363       1,066         2,688         235,741
Mortgage-backed pass-through securities            134,127         280           135         134,272
Other securities                                   118,909         205             -         119,114
                                                ----------     -------        ------      ----------
Total                                           $2,184,391     $ 9,567        $7,625      $2,186,333
                                                ==========     =======        ======      ==========

The amortized cost and market values of securities available-for-sale at December 31, 1998, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                              Estimated
                                                                Amortized       Market
              December 31, 1998 (in thousands)                     Cost         Value
----------------------------------------------------------------------------------------
U.S. Treasury and federal agency securities:
  Due in one year or less                                       $   77,503    $   78,901
  Due after one year through five years                            484,311       494,745
  Due after five years through ten years                           140,360       146,794
  Due after ten years                                               24,665        27,933
                                                                ----------    ----------
Total U.S. Treasury and federal agency securities                  726,839       748,373
Collateralized mortgage obligations and other
  mortgage-backed securities                                     1,810,459     1,819,122
Other securities                                                   198,003       199,201
                                                                ----------    ----------
Total                                                           $2,735,301    $2,766,696
                                                                ==========    ==========

NOTE 5. SECURITIES HELD-TO-MATURITY

The following summarizes amortized cost and market values of securities held-to-maturity at December 31, 1998 and 1997:

                                                          Gross        Gross      Estimated
                                           Amortized    Unrealized   Unrealized     Market
December 31, 1998 (in thousands)              Cost        Gains        Losses       Value
--------------------------------------------------------------------------------------------
U.S. Treasury and federal agency
  securities                               $  182,364    $ 2,406       $   33     $  184,737
Collateralized mortgage obligations:
  U.S. Government issued                       65,647         77          240         65,484
  Privately issued                             26,210          -          106         26,104
Mortgage-backed pass-through securities        88,512      1,974           93         90,393
State and political subdivision
  securities                                  440,077     16,347          467        455,957
Other                                             935          -            -            935
                                           ----------    -------       ------     ----------
Total                                      $  803,745    $20,804       $  939     $  823,610
                                           ==========    =======       ======     ==========

December 31, 1997 (in thousands)
--------------------------------------------------------------------------------------------
U.S. Treasury and federal agency
  securities                               $  466,989    $ 8,217       $  187     $  475,019
Collateralized mortgage obligations:
  U.S. Government issued                      634,597      1,636        4,738        631,495
  Privately issued                            126,492        428          992        125,928
Mortgage-backed pass-through securities       191,113      1,958        1,634        191,437
State and political subdivision
  securities                                  323,551     13,619        1,482        335,688
Other securities                                7,265          -            -          7,265
                                           ----------    -------       ------     ----------
Total                                      $1,750,007    $25,858       $9,033     $1,766,832
                                           ==========    =======       ======     ==========

The amortized cost and market values of securities held-to-maturity at December 31, 1998, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                          Estimated
                                                              Amortized    Market
December 31, 1998 (in thousands)                                Cost        Value
-----------------------------------------------------------------------------------
U.S. Treasury and federal agency securities:
  Due in one year or less                                     $110,795    $112,235
  Due after one year through five years                          8,006       8,100
  Due after five years through ten years                        63,563      64,402
                                                              --------    --------
Total U.S. Treasury and federal agency securities              182,364     184,737
                                                              --------    --------
State and Political subdivision securities:
  Due in one year or less                                       30,602      31,437
  Due after one year through five years                        129,794     134,581
  Due after five years through ten years                       128,275     134,467
  Due after ten years                                          151,406     155,472
                                                              --------    --------
Total state and political subdivision securities               440,077     455,957
Collateralized mortgage obligations and other
  mortgage-backed securities                                   180,369     181,981
Other                                                              935         935
                                                              --------    --------
Total                                                         $803,745    $823,610
                                                              ========    ========

NOTE 6. LOANS AND NONPERFORMING ASSETS

The following summarizes loans:

December 31 (in thousands)                                         1998          1997
----------------------------------------------------------------------------------------
 Commercial                                                     $2,727,892    $2,674,119
 Real estate -- Commercial                                       1,920,107     1,909,599
 Real estate -- Construction                                       693,958       571,639
 Real estate -- Residential mortgages                            1,012,510     1,173,166
 Real estate -- Consumer home equity                             1,031,312       925,004
 Consumer                                                        1,334,374     1,717,823
 Credit card loans                                                       -         1,694
 Lease financing                                                   163,563       171,453
                                                                ----------    ----------
 Total Loans                                                    $8,883,716    $9,144,497
                                                                ==========    ==========

Loans made by Old Kent to its directors and executive officers, including their family members and associated entities, aggregated $54 million and $71 million at December 31, 1998 and 1997, respectively. During 1998, new loans and other additions amounted to $65 million and repayments and other reductions were $82 million. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization and do not represent more than a normal risk of collection.

During 1998, Old Kent sold $90.1 million of student loans and $47.4 million of auto loans. A $1.7 million gain was recognized on these sales. During 1997, Old Kent sold its credit card loan portfolio of $266.3 million and $59.3 million of other consumer loans. A $17.0 million gain was recognized on these sales.

The table below summarizes impaired loans and other nonperforming assets:

December 31 (in thousands)                                       1998          1997
-------------------------------------------------------------------------------------
Impaired loans:
 Nonaccrual loans                                               $57,120       $54,319
 Restructured loans                                               2,664         2,688
                                                                -------       -------
Total impaired loans                                             59,784        57,007
 Other real estate owned                                          6,872         7,619
                                                                -------       -------
Total nonperforming assets                                      $66,656       $64,626
                                                                =======       =======

Loans past due 90 days or more for which interest income continues to be recognized totaled $15.1 million and $16.8 million at December 31, 1998 and 1997, respectively. Gross interest income that would have been recorded in 1998 for nonaccrual and restructured loans as of December 31, 1998, assuming interest had been accrued throughout the year in accordance with original terms, was $5.9 million. The comparable total for 1997 was $4.5 million. The amount of interest included in income on these loans was $2.1 million and $2.0 million in 1998 and 1997, respectively. During the years 1998 and 1997, impaired loans averaged $67.1 million and $48.9 million, respectively. At December 31, 1998 and 1997, there was no specific valuation allowance associated with impaired loans.

At December 31, 1998, the Corporation's management has also identified loans totaling approximately $20.7 million as potential problem loans. These loans are not included as nonperforming assets in the table above. While these loans were in compliance with repayment terms at December 31, 1998, other circumstances caused management to seriously doubt the ability of the borrowers to continue to remain in compliance with existing loan repayment terms.

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

NOTE 7. ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses:

         Year ended December 31 (in thousands)                1998        1997        1996
--------------------------------------------------------------------------------------------
Balance at beginning of year                                $160,952    $168,990    $178,064
Additions:
Provision charged to operations                               46,828      46,977      35,636
Business acquisitions and loan purchases                           -       3,184          41
                                                            --------    --------    --------
Total additions                                               46,828      50,161      35,677
                                                            --------    --------    --------
Deductions:
Credit losses                                                (56,304)    (65,766)    (57,722)
Less recoveries                                               16,664      16,162      14,151
                                                            --------    --------    --------
Net credit losses                                            (39,640)    (49,604)    (43,571)
Loan sales and other dispositions                               (475)     (8,595)     (1,180)
                                                            --------    --------    --------
Total deductions                                             (40,115)    (58,199)    (44,751)
                                                            --------    --------    --------
Balance at end of year                                      $167,665    $160,952    $168,990
                                                            ========    ========    ========

NOTE 8. PREMISES AND EQUIPMENT

The following summarizes premises and equipment:

December 31 (in thousands)                                      1998       1997
---------------------------------------------------------------------------------
Land                                                          $ 34,951   $ 35,333
Land improvements                                                9,367      8,570
Buildings and improvements                                     204,603    208,122
Leasehold improvements                                          24,716     21,254
Furniture and equipment                                        191,097    173,209
                                                              --------   --------
                                                               464,734    446,488
Less accumulated depreciation and amortization                 243,753    225,901
                                                              --------   --------
Net premises and equipment                                    $220,981   $220,587
                                                              ========   ========

NOTE 9. OTHER ASSETS

Other assets shown on the consolidated balance sheet include the following intangible assets (net of accumulated amortization):

December 31 (in thousands)                                      1998       1997
---------------------------------------------------------------------------------
Goodwill                                                      $102,538   $112,253
Core deposit intangibles                                        19,452     23,130
                                                              --------   --------
Total                                                         $121,990   $135,383
                                                              ========   ========

Other assets shown on the consolidated balance sheet include mortgage servicing rights ("MSRs") as follows:

December 31 (in thousands)                                      1998       1997
---------------------------------------------------------------------------------
MSRs, net of amortization                                     $227,625   $150,988
Less servicing impairment reserve                               (9,129)    (4,629)
                                                              --------   --------
Carrying value of MSRs                                        $218,496   $146,359
                                                              ========   ========
Estimated aggregate fair value of capitalized MSRs            $253,000   $166,000
                                                              ========   ========

The estimated fair values shown above for these MSRs, as well as those which had been capitalized, were determined based upon quoted market prices for comparable transactions, where available, or the present value of expected future cash flows.

The following reflects capitalized mortgage servicing rights and related impairment transactions for the years indicated:

Year Ended December 31, (in thousands)                          1998       1997
---------------------------------------------------------------------------------
MSRs:
Balance at beginning of period                                $150,988   $100,588
Additions                                                      201,711    111,192
Sales                                                          (73,740)   (30,457)
Amortization                                                   (51,334)   (30,335)
                                                              --------   --------
Balance at end of period                                      $227,625   $150,988
                                                              ========   ========
Related impairment reserve:
Balance at beginning of period                                $ (4,629)  $ (4,482)
Servicing impairment provision                                  (4,500)      (147)
                                                              --------   --------
Balance at end of period                                      $ (9,129)  $ (4,629)
                                                              ========   ========

NOTE 10. OTHER BORROWED FUNDS

The following summarizes other borrowed funds:

December 31 (in thousands)                                       1998         1997
-------------------------------------------------------------------------------------
Bank notes                                                    $  250,000   $  960,500
Securities sold under agreements to repurchase                   656,023      623,305
Treasury tax and loan demand notes                                30,209       90,273
Federal funds purchased                                          494,200      189,670
Federal Home Loan Bank advances                                  525,000      100,000
Other borrowed funds                                             105,710      126,347
                                                              ----------   ----------
Total other borrowed funds                                    $2,061,142   $2,090,095
                                                              ==========   ==========

The $250.0 million in bank notes mature during 1999 and pay floating interest rates based upon Prime and three-month LIBOR.

The Federal Home Loan Bank advances all pay floating interest rates and mature as follows:

Advance Amount   Maturity Date       Rate Calculations
-----------------------------------------------------------
   $125,000       02/26/2001     Three-month LIBOR - .13%
    200,000       12/03/2001     Federal funds + .20%
    100,000       12/09/2002     Federal funds + .20%
    100,000       12/09/2003     Federal funds + .20%

NOTE 11. LONG TERM DEBT

Long term debt, as shown in the accompanying consolidated balance sheets, consists of the following:

                                                                1998       1997
---------------------------------------------------------------------------------
Subordinated notes, 6 5/8% due November 15, 2005              $100,000   $100,000
Capital securities, as described below                         100,000    100,000
                                                              --------   --------
Total long term debt                                          $200,000   $200,000
                                                              ========   ========

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

On January 31, 1997, the Trust sold Floating Rate Subordinated Capital Income Securities ("Preferred Securities") having an aggregate liquidation amount of $100 million to investors and issued Common Capital Securities ("Common Securities") having an aggregate liquidation amount of $3,092,784 to Old Kent. All of the proceeds from the sale of Preferred Securities and Common Securities were invested in the Debenture. Preferred Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Preferred Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to the interest and principal payments due on the Debenture. Payment of distributions by the Trust and payments on liquidation of the Trust or redemption of Preferred Securities are guaranteed by Old Kent to the extent the Trust has funds available (the "Guarantee"). Old Kent's obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust's obligations under the Preferred Securities issued by the Trust. Because the Common Securities held by Old Kent represent all of the outstanding voting securities of the Trust (in the absence of a default or other specified event), the Trust is considered to be a wholly owned subsidiary of Old Kent for reporting purposes and its accounts are reflected in the consolidated financial statements of Old Kent.

The Preferred Securities qualify as Tier I capital for regulatory capital purposes. Issuance of the Preferred Securities by the Trust had the effect of increasing Old Kent's regulatory capital. Proceeds from the sale of the Debenture to the Trust were available for general corporate purposes, including repurchase of shares.

NOTE 12. PREFERRED STOCK AND PREFERRED STOCK PURCHASE RIGHTS

At December 31, 1998 and 1997, there were 25,000,000 shares of preferred stock authorized but not issued. At December 31, 1998 and 1997, 3,000,000 of these shares were designated Series A Preferred Stock and 500,000 shares were designated Series B Preferred Stock. At December 31, 1998 and 1997, 1,000,000 shares of authorized but unissued preferred stock were designated Series C Preferred Stock.

On December 31, 1998, approximately 46.4 million Series C Preferred Stock Purchase Rights ("Series C Rights") were outstanding. Series C Rights were issued under the Preferred Stock Purchase Rights Plan of 1997 and are governed by a rights agreement (the "Rights Agreement"), which was adopted by the Board on January 20, 1997. Series C Rights were issued on February 14, 1997 as a dividend to holders of the Corporation's common stock at the rate of one right for each share of common stock outstanding. As a result of a two-for-one stock split paid in 1997 and a 5% stock dividend paid in 1997 and 1998, each share of the Corporation's common stock carried .4533 of a Series C Right at December 31, 1998. Each full Series C Right entitled the holder to buy 1/100 of a share of Series C Preferred Stock at a price of $160.00. The exercise price and the number of shares of Series C Preferred Stock issuable upon the exercise of the Series C Rights are subject to adjustment in certain cases to prevent dilution. Series C Rights are attached to and evidenced by common stock certificates and are not transferable apart from the common stock until the occurrence of certain events set forth in the Rights Agreement. Series C Rights do not have any voting rights. Series C Rights are redeemable at the option of the Corporation, at a price of $.01 per Series C Right, prior to the time any person or group acquires beneficial ownership of 15% or more of the then outstanding common stock, commences a tender offer for 15% or more of the then outstanding common stock, or is declared by the board of directors to be an "adverse person" under the plan. Series C Rights expire on February 13, 2007. So long as the Rights are not separately transferable, the Corporation will issue .4533 of a Right (subject to possible future adjustment) with each newly issued share of common stock.

NOTE 13. COMMON STOCK

During the three years ended December 31, 1998, the Corporation has issued shares for stock dividends as follows:

         Amount of        Number of      Payment    Record    Declaration
Year   Stock Dividend   Shares Issued     Date       Date        Date
-------------------------------------------------------------------------
1998     5 percent        4,489,497       July 17   June 26     June 15
1997     5 percent        2,269,430       July 28   June 27     June 16
1996     5 percent        2,229,606       July 25   June 25     June 17

On December 15, 1997, the Corporation issued 46,447,461 shares of its common stock in a two-for-one stock split, effected as a 100 percent stock dividend, to shareholders of record November 14, 1997. All per share amounts included in this report have been retroactively adjusted to reflect the effect of the stock dividends and the stock split.

On June 16, 1997, the Board of Directors of the Corporation authorized repurchase of up to 3.0 million shares of Old Kent Common Stock, which would be reserved for later reissue in connection with future stock dividends, employee benefit plans and other corporate purposes. This authorization was amended by the board of directors on October 20, 1997 to give effect to the two-for-one stock split paid December 15, 1997. The amended authorization doubled the number of shares authorized for repurchase but not yet repurchased on the payment date of the stock split. On June 15, 1998, the Board of Directors of the Corporation authorized repurchase of up to 6.0 million shares of Old Kent Common Stock, which are reserved for later reissue in connection with future stock dividends, employee benefit plans and other corporate purposes.

The table below summarizes shares repurchased and reserved with the intent of future reissuance at December 31, 1998:

                                                                     Dividend
                                                                   Reinvestment    General
                                                        Stock      and Employee   Corporate
                                           Total      Dividends    Stock Plans    Purposes
-------------------------------------------------------------------------------------------
Shares reserved at December 31, 1997      3,189,543    1,920,000    1,269,543            -
Shares repurchased under authorizations   6,428,975    5,169,497      766,160      493,318
Shares issued for related stated
  purposes                               (5,816,848)  (4,489,497)    (834,033)    (493,318)
                                         ----------   ----------    ---------     --------
Shares reserved at December 31, 1998      3,801,670    2,600,000    1,201,670            0
                                         ==========   ==========    =========     ========

Of the 6.4 million shares repurchased during 1998, 3.4 million shares were repurchased under the June 15, 1998, authorization. At December 31, 1998, Old Kent had remaining authorization to repurchase approximately 2.6 million shares of its common stock over the ensuing seven month period. Shares intended for anticipated future stock dividends are reacquired ratably on a quarterly basis; shares intended for reissue in connection with dividend reinvestment and employee stock plans are reacquired quarterly as needed to maintain shares reserved for those purposes at a level consistent with anticipated permissible needs; shares for use in connection with general corporate purposes and business acquisitions are reacquired based upon need.

NOTE 14. STOCK BASED COMPENSATION

Old Kent has stock option plans under which options may be granted to certain key employees at not less than the market price of Old Kent's common stock on the date of grant. The options granted are exercisable immediately, or are subject to a vesting schedule where one third of the shares vests immediately, one third vests at the first anniversary date of the grant, and the final third vests at the second anniversary date. Options granted expire within ten years of the date of grant, subject to certain cancellation provisions relating to employment. At December 31, 1998, a total of 4,321,759 shares were reserved for options, including 2,012,896 shares available for future option grants under stock option plans.

The following table summarizes stock option transactions and the related average exercise prices for the last three years.

                                             (adjusted for stock splits and dividends)
                            ---------------------------------------------------------------------------
                                     1998                      1997                      1996
                            -----------------------   -----------------------   -----------------------
                                         Weighted                  Weighted                  Weighted
                             No. of       Average      No. of       Average      No. of       Average
                             Shares     Exer. Price    Shares     Exer. Price    Shares     Exer. Price
-------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of year         1,708,172     $ 15.53     2,162,278     $ 11.62     2,392,365     $ 9.84
Options granted               974,485       36.61       404,101       26.28       322,920      16.84
Options exercised            (342,295)     (11.38)     (858,207)     (11.25)     (483,332)     (6.91)
Options forfeited or
  canceled                    (31,500)     (32.02)            -           -       (69,675)     (7.32)
                            ---------                 ---------                 ---------
Options outstanding at end
  of year                   2,308,862     $ 24.82     1,708,172     $ 15.53     2,162,278     $11.62
                            =========                 =========                 =========
Weighted average estimated
  fair value of options
  granted in year                         $  9.87                   $  6.07                   $ 3.32
Exercisable at end of year  2,018,067     $ 23.12     1,708,172     $ 15.53     2,162,278     $11.62
                            =========                 =========                 =========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of options granted for:

                                                             1998          1997         1996
------------------------------------------------------------------------------------------------
Dividend Yield                                                  2.0%          2.5%      3.3%
Expected Average Life (in years)                                  6             5         5
Expected Volatility                                            22.9%         20.0%     17.6%
Risk Free Interest Rate                                     4.5-5.5%      5.7-6.2%      6.6%

Options were outstanding at December 31, 1998 as follows:

                                               Outstanding Stock Options         Exercisable Options
                                          -----------------------------------   ----------------------
                                           Number                  Weighted       Number
                                             of       Weighted     Average          of        Weighted
                                           Options    Average     Remaining       Options     Average
Exercise Price         Lowest   Highest    at Year    Exercise   Contractual      at Year     Exercise
per Share:             Price     Price       End       Price     Life (years)       End        Price
------------------------------------------------------------------------------------------------------
Under $14              $ 6.72   $13.93      613,803    $11.55        4.0           613,803     $11.55
$14 to $26              14.14    25.88      716,823     20.08        7.6           716,823      20.08
Over $26                32.81    42.78      978,236     36.62        9.5           687,441      36.62
                                          ---------                  ---         ---------
All options              6.72    42.78    2,308,862    $24.82        7.5         2,018,067     $23.12
                                          =========                  ===         =========

The Corporation accounts for its option plans under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), under which no compensation cost has been recognized in the accompanying consolidated statements of income. The table below displays pro forma amounts for net income and net income per common share which reflects the effects of additional compensation cost for 1997 and 1996 option grants as if they had been recognized under SFAS No. 123, "Accounting for Stock-Based Compensation."

                                    1998                              1997                              1996
                       -------------------------------   -------------------------------   -------------------------------
                            Net                               Net                               Net
                          Income       Basic   Diluted      Income       Basic   Diluted      Income       Basic   Diluted
                       (in millions)    EPS      EPS     (in millions)    EPS      EPS     (in millions)    EPS      EPS
--------------------------------------------------------------------------------------------------------------------------
As Reported               $198.8       $1.86    $1.84       $198.4       $1.76    $1.75       $179.4       $1.55    $1.54
Pro forma                 $194.4       $1.81    $1.80       $197.1       $1.75    $1.74       $178.7       $1.55    $1.54

Old Kent also has restricted stock plans under which certain key employees may be awarded restricted stock. The plans provide for the issuance of a maximum of 2,713,696 authorized but previously unissued shares of Old Kent's Common Stock, subject to certain antidilution adjustments, as defined in the plans. Shares issued pursuant to the plans are restricted as to sale or transfer for a period of up to five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1998, 1997, and 1996, Old Kent issued 102,196 shares, 191,386 shares and 157,273 shares of its common stock with total market values of $3,835,000, $5,071,000 and $2,656,000, respectively, which are being amortized ratably to expense over the period of restriction. At December 31, 1998, there were 180,527 shares reserved for future restricted stock plan awards.

Old Kent also has a deferred stock compensation plan under which key employees may be awarded shares of stock as deferred compensation to be received at a specified later date, which may be up to five years after the date of the award. The plan provides for the issuance of a maximum of 729,855 authorized but previously unissued shares of Old Kent's Common Stock. Shares awarded under the plan would not be issued until the end of the deferral period, unless there is a change of control of the Corporation, in which case the shares would be issued to a trust where they are to be held and distributed at the end of the deferral period. Employees who receive awards under this plan will receive additional shares as if the dividends, which would have been paid on the shares awarded if they were outstanding during the deferral period, were reinvested under Old Kent's dividend reinvestment plan. There were no awards of deferred stock during 1998. During 1997 and 1996, Old Kent awarded 29,371 shares and 39,993 shares of its common stock valued at $755,000 and $674,000, respectively at their award dates. Deferred stock compensation is ratably charged to expense from the date of award to the end of the deferral period based on current market value. At December 31, 1998, there were 465,140 shares reserved for future deferred stock compensation plan awards.

NOTE 15. EMPLOYEE BENEFITS

The Corporation provides pension benefits to substantially all of its employees under the terms of the "Old Kent Retirement Income Plan." Old Kent also provides its key executives with pension benefits under the provisions of the "Old Kent Executive Retirement Income Plan." The following table sets forth the changes in the benefit obligation and plan assets as well as the funded status of both pension plans for the years ended December 31, 1998 and 1997 in accordance with the provisions of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits".

                                                                             Non-Qualified
                                                  Qualified Retirement         Retirement
                                                      Income Plan             Income Plan
                                                  --------------------    --------------------
          December 31 (in thousands)                1998        1997        1998        1997
----------------------------------------------------------------------------------------------
Change in Benefit Obligation
 Benefit obligation at prior measurement date     $107,734    $107,442    $ 20,030    $ 21,453
 Service cost                                        9,346       7,716         875         947
 Interest cost                                       7,582       7,902       1,448       1,639
 Amendments                                          2,594           -         431           -
 Actuarial (gain)/loss                               4,572      (4,909)        746      (3,366)
 Benefits paid in current year                     (15,107)    (10,417)     (1,336)       (643)
                                                  --------    --------    --------    --------
 Benefit obligation at measurement date           $116,721    $107,734    $ 22,194    $ 20,030
                                                  ========    ========    ========    ========
Change in Plan Assets
 Market value of assets at prior measurement
   date                                           $111,094    $102,377    $      -    $      -
 Actual return on assets                            15,674      19,133           -           -
 Contributions made in current year                  3,000           -       1,336         642
 Benefits paid in current year                     (15,107)    (10,416)     (1,336)       (642)
                                                  --------    --------    --------    --------
 Market value of assets at measurement date       $114,661    $111,094    $      0    $      0
                                                  ========    ========    ========    ========
Reconciliation of Funded Status
 Funded status                                    $ (1,379)   $  3,780    $(22,194)   $(20,030)
 Unrecognized transition (asset)/obligation        (10,792)    (12,619)        245         334
 Unrecognized prior service cost                     4,785       2,407       2,332       2,098
 Unrecognized net loss                               2,426       5,209       4,997       4,567
                                                  --------    --------    --------    --------
 Accrued pension cost                             $ (4,960)   $ (1,223)   $(14,620)   $(13,031)
                                                  ========    ========    ========    ========

At December 31, 1998, $15.2 million was held in "rabbi" trust accounts to fund and secure the benefits of the Non-Qualified Retirement Income Plan as described in Note 1.

Net pension expense included the following components:

                                          Qualified Retirement       Non-Qualified Retirement
                                               Income Plan                 Income Plan
                                       ---------------------------   ------------------------
Year ended December 31 (in thousands)   1998      1997      1996      1998     1997     1996
---------------------------------------------------------------------------------------------
Service cost (benefits earned during
  the year)                            $ 9,346   $ 7,716   $ 7,008   $  875   $  946   $  842
Interest cost on projected benefit
  obligation                             7,582     7,902     7,907    1,448    1,639    1,658
Expected return on plan assets          (9,365)   (8,348)   (8,702)       -        -        -
Amortization of transition obligation   (1,827)   (1,827)   (1,828)      89       89       89
Amortization of prior service cost         216       216       189      207      207      198
Recognized net actuarial loss            1,046       926     1,107      316      399      557
                                       -------   -------   -------   ------   ------   ------
Net periodic pension expense           $ 6,998   $ 6,585   $ 5,681   $2,935   $3,280   $3,344
                                       =======   =======   =======   ======   ======   ======

The following assumptions were used in determining the actuarial present value of the benefit obligations as of December 31 for each of the following years:

                                       Qualified Retirement     Non-Qualified Retirement
                                            Income Plan               Income Plan
                                      -----------------------   ------------------------
                                       1998     1997    1996     1998     1997     1996
----------------------------------------------------------------------------------------
Discount rate                          6.75%    7.00%   7.75%   6.75%    7.00%    7.75%
Rate of increase in future
  compensation levels                  4.25%    4.25%   4.50%   6.00%    6.00%    6.00%
Expected long-term rate of return on
  plan assets                         10.00%   10.00%   9.00%       -        -        -

During 1998, the Old Kent Retirement Income Plan was amended to clarify entry date for purposes of determining benefits under the plan.

Old Kent has adopted amended assumptions, as shown above, for use in the actuarial determination of its projected benefit obligations at December 31, 1998. The amended assumptions reflect a change in outlook based on management's assessment of expected economic conditions for the foreseeable future.

Eligible employees may elect to participate in Old Kent's retirement savings plans whereby the Company contributes a 50% matching contribution for each amount contributed by participating employees, within limits as defined in the plans. The cost of these retirement savings plans was $7,814,000, $6,437,000, and $5,540,000 for 1998, 1997 and 1996, respectively.

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

NOTE 16. TAXES ON INCOME

Components of the provision for income taxes are as follows:

          Year ended December 31 (in thousands)                1998        1997       1996
--------------------------------------------------------------------------------------------
Federal income taxes:
 Current                                                     $ 83,982    $ 78,970    $88,582
 Deferred expense (benefit)                                    16,597      20,099     (1,552)
State income taxes                                              5,371       6,786      3,607
                                                             --------    --------    -------
Total provision                                              $105,950    $105,855    $90,637
                                                             ========    ========    =======

The preceding table excludes tax expense of $10.3 million and $6.7 million for 1998 and 1997 respectively, related to the market value adjustments on investment securities available-for-sale, which is recorded directly in shareholders' equity.

Income tax expense differs from that computed at the federal statutory rate as follows:

          Year ended December 31 (in thousands)                1998        1997       1996
--------------------------------------------------------------------------------------------
Tax at 35% statutory rate                                    $106,648    $106,496    $94,511
Tax effect of:
  Tax-exempt interest                                          (8,585)     (7,196)    (7,056)
  Other, net                                                    7,887       6,555      3,182
                                                             --------    --------    -------
Income tax expense                                           $105,950    $105,855    $90,637
                                                             ========    ========    =======
Effective tax rate                                               34.8%       34.8%      33.6%
                                                             ========    ========    =======

Components of the deferred tax assets and liabilities were as follows:

           Year ended December 31 (in thousands)                 1998       1997
----------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for credit losses                                   $63,232    $54,767
  Deferred compensation                                          18,197     16,771
  Accrued expenses                                                6,057      5,869
  Other                                                          11,165     12,396
                                                                -------    -------
Total deferred tax assets                                        98,651     89,803
Valuation allowance                                                   -          -
                                                                -------    -------
Deferred tax assets                                              98,651     89,803
                                                                -------    -------
Deferred tax liabilities:
  Mortgage servicing rights                                      59,750     32,317
  Unrealized gain on securities available-for-sale               10,988        679
  Other                                                          17,166     19,326
                                                                -------    -------
Deferred tax liabilities                                         87,904     52,322
                                                                -------    -------
Net deferred tax assets                                         $10,747    $37,481
                                                                =======    =======

NOTE 17. REPORTABLE OPERATING SEGMENTS

Under the provisions of "SFAS No. 131," Old Kent has six reportable operating segments: Corporate Banking, Retail Banking, Community Banking, Investment and Insurance Services, Mortgage Banking and Treasury. Old Kent's reportable segments are strategic business units that are managed separately because each business requires different technology and marketing strategies, and also differs in product emphasis.

Corporate Banking provides a full array of credit, cash management and other services to corporate customers. The majority of Old Kent's corporate customers are owner-operated, middle-market companies with $5-150 million in annual sales. This customer base is spread across industries, including manufacturing, wholesaling, distributing, financial services and retailing. Retail Banking distributes a broad array of consumer products including deposits, loans and other transaction oriented services. These products and services are delivered through a comprehensive distribution system which includes ATMs, telephone, on-line and supermarket banking as well as conventional branch sales offices. Community Banking provides locally-based delivery of a complete range of financial products and services to customers in smaller communities. Investment and Insurance Services delivers investment and insurance products through a wide network which includes traditional trust, private banking, brokerage, investment advisory, insurance agency, mutual funds, employee benefit administration and other financial services. Mortgage Banking provides a wide array of residential mortgage loan products to borrowers through a branch network of 143 offices in 32 states. The Treasury function primarily manages Old Kent's liquidity and interest rate risk. With the exception of the Mortgage Banking segment which operates nationwide, Old Kent's segments mainly operate within the lower peninsula of Michigan and in the Chicago area of Illinois.

The Treasury function administers intersegment funding using transfer pricing techniques, consistent with market rates. The elimination of intersegment funding interest income and expense is included in the Treasury line of business results.

The accounting policies of the segments are essentially the same as those described in the summary of significant accounting policies. Old Kent evaluates performance based on profit and loss from operations. Management assesses performance of each segment based upon all relevant results as shown in the table below.

Old Kent's revenues are derived almost entirely from sources within the United States. Old Kent does not rely on any customer to provide 10% or more of revenues.

Old Kent began transitioning to line of business management during 1997 and continued through 1998. As a result, management has concluded that it is impracticable to recreate data in a manner that allows for comparison of 1997 and 1996 to 1998. The following table summarizes information about reportable operating segments' profit and loss and segments' assets as of December 31, 1998:

                                              Year ended December 31, 1998
                             ---------------------------------------------------------------
                             Corporate      Retail     Community    Investment     Mortgage
      (in thousands)          Banking      Banking      Banking     & Insurance    Banking
--------------------------------------------------------------------------------------------
Net interest income          $  137,602   $  248,435  $  154,104     $ 14,353     $   26,904
Provision for credit losses      12,046       12,348      16,069          899          1,252
Non-interest income and
 fees                            14,415       53,580      38,067       91,170        148,145
Depreciation and
 amortization                     6,869       16,915      10,302        3,980          8,000
Income taxes                     30,356       33,751      28,184       11,311         15,055
Net income                       56,002       62,114      53,789       20,370         16,444
Total assets                  2,910,076    2,403,685   2,373,524      244,012      3,404,540
Total loans                   2,925,418    2,313,686   2,273,250      199,216        261,569
Allowance for credit losses      70,000       43,700      47,000        4,200          1,672
Net total loans               2,855,418    2,269,986   2,226,250      195,016        259,897
Total deposits                  770,425    7,350,117   2,831,360      323,707        407,463

                                  Year ended December 31, 1998
                             ---------------------------------------
                                          Reconciling   Consolidated
      (in thousands)          Treasury      Items*         Total
---------------------------  ---------------------------------------
Net interest income          $    6,484    $      -     $   587,882
Provision for credit losses         714       3,500          46,828
Non-interest income and
 fees                             2,523           -         347,900
Depreciation and
 amortization                     2,990           -          49,056
Income taxes                     (3,892)     (8,815)        105,950
Net income                        9,757     (19,678)        198,798
Total assets                  5,253,021           -      16,588,858
Total loans                     910,577           -       8,883,716
Allowance for credit losses       1,093           -         167,665
Net total loans                 909,484           -       8,716,051
Total deposits                1,256,346           -      12,939,418

* The reconciling items in the table reflect the one-time charges related to Old Kent's merger with First Evergreen Corporation. The merger charges totaled $19.7 million after tax and are described in more detail in Note 2.

NOTE 18. EARNINGS PER SHARE

The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share for each of the last three years:

                                                     1998            1997            1996
---------------------------------------------------------------------------------------------
Numerators:
Numerator for both basic and diluted earnings
  per share, net income                          $198,798,000    $198,418,000    $179,393,000
                                                 ============    ============    ============
Denominators:
Denominator for basic earnings per share,
  average outstanding common shares               107,145,708     112,555,481     115,403,935
Potential dilutive shares resulting from
  employee stock plans                                933,769         805,413         773,895
                                                 ------------    ------------    ------------
Denominator for diluted earnings per share        108,079,477     113,360,894     116,177,830
                                                 ============    ============    ============
Earnings per Share:
Basic                                                   $1.86           $1.76           $1.55
                                                 ------------    ------------    ------------
Diluted                                                 $1.84           $1.75           $1.54
                                                 ============    ============    ============

NOTE 19. COMMITMENTS AND CONTINGENCIES

Certain facilities and equipment are leased under noncancelable operating lease agreements which expire at various dates through the year 2021. The aggregate minimum rental commitments are as follows:

Year ending December 31
    (in thousands)       Premises       Equipment        Total
---------------------------------------------------------------
1999                     $13,258         $3,364         $16,622
2000                      10,229          2,572          12,801
2001                       7,942            900           8,842
2002                       6,136            483           6,619
2003                       3,305             75           3,380
Thereafter                 9,813              -           9,813
                         -------         ------         -------
Total minimal payments   $50,683         $7,394         $58,077
                         =======         ======         =======

Rental expense charged to operations in 1998, 1997, and 1996, amounted to approximately $19,119,000, $15,588,000, and $11,925,000, respectively, including amounts paid under short-term cancelable leases. Certain leases contain provisions for renewal and purchase options, and require payment of property taxes, insurance and related expenses.

Included as a reduction of Old Kent's occupancy expense is building rental income of approximately $3,622,000, $3,413,000, and $3,289,000, for 1998, 1997,
and 1996, respectively.

At December 31, 1998, Old Kent and its subsidiaries were parties, both as plaintiff and as defendant, to a number of lawsuits which arose in the ordinary course of business. In the opinion of management, after consultation with the Corporation's counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial position and results of operations.

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

Interest rate swap contracts involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Notional amounts are used in such contracts to calculate interest payments due to each counterparty and do not represent credit exposure. Old Kent pays a floating rate and receives a fixed rate for the majority of its swaps, which are hedges related to Prime rate-based loans. Old Kent pays a fixed rate and receives a floating rate on swaps that hedge certain floating rate liabilities.

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

                                                           1998                    1997
                                                   --------------------    --------------------
                                                   Notional     Credit     Notional     Credit
December 31 (in thousands)                          Amount     Exposure     Amount     Exposure
-----------------------------------------------------------------------------------------------
Swap Categories:
Receive fixed/pay floating                         $819,917    $19,668     $506,231    $10,172
Receive floating/pay fixed                           50,000          -       25,000          -
                                                   --------    -------     --------    -------
                                                   $869,917    $19,668     $531,231    $10,172

Corporate Banking

Old Kent has entered into interest rate cap, floor, and swap agreements with corporate clients to assist them in managing their business risks. The Corporation mitigated its exposure to interest rate risk in these contracts by entering into offsetting positions with authorized counterparties. The credit risk from such agreements represents the possibility of a counterparty not paying according to the terms of the contract. This credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Credit exposure is represented by the fair value of interest rate contracts with a positive fair value, adjusted for accrued interest where applicable.

                                                                    1998                  1997
                                                             -------------------   -------------------
                                                             Notional    Credit    Notional    Credit
December 31 (in thousands)                                    Amount    Exposure    Amount    Exposure
------------------------------------------------------------------------------------------------------
Interest rate caps sold                                      $26,000      $  -     $20,000      $ -
Interest rate caps bought                                     26,000       105      20,000        -
Interest rate floors sold                                     26,000         -      20,000        -
Interest rate floors bought                                   26,000       366      20,000       24
Receive fixed/pay floating swap                                6,500         -           -        -
Receive floating/pay fixed swap                                6,500       117           -        -

Mortgage Banking

The Corporation uses both forward sales and option contracts to protect the value of residential mortgage loans that are being underwritten for future sale to investors in the secondary market. Adverse market interest rate changes, between the time that a customer receives a rate-lock commitment and when the fully-funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, Old Kent enters into forward sales contracts and purchases exchange-traded option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans. Old Kent accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case Old Kent would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales and option contracts represents the aggregate value of contracts with a positive fair value.

                                                                      1998                     1997
                                                             ----------------------   ----------------------
                                                             Contractual    Credit    Contractual    Credit
December 31 (in thousands)                                     Amount      Exposure     Amount      Exposure
------------------------------------------------------------------------------------------------------------
Mortgage forward sales                                       $2,257,013     $1,304    $1,217,500      $264
Mortgage & Treasury options                                     390,000         80       842,500       286

Old Kent began utilizing Treasury futures and options in 1998 to hedge the value of its mortgage servicing rights that could be impacted by falling mortgage rates and increased mortgage prepayments. The credit risk inherent in these transactions relates to the possibility of a counterparty not paying according to the terms of the contract, however this risk is minimal in these hedge instruments since exchange traded futures and options contracts are used. The credit exposure is represented by the aggregate value of futures, puts, and calls with a positive fair value.

                                                                                   1998
                                                             -------------------------------------------------
                                                             Expiration   Number of     Notional       Credit
December 31 (dollars in thousands)                              Date      Contracts      Amount       Exposure
--------------------------------------------------------------------------------------------------------------
Ten-year treasury note futures                               March 1999     1,666     $     166,600     $  -
Ten-year treasury note put options                           March 1999    (1,516)         (151,600)       -
Ten-year treasury note call options                          March 1999     1,192           119,200      887

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

                                                                      1998                     1997
                                                             ----------------------   ----------------------
                                                             Contractual    Credit    Contractual    Credit
December 31 (in thousands)                                     Amount      Exposure     Amount      Exposure
------------------------------------------------------------------------------------------------------------
Foreign exchange forward contracts                             $10,774       $134       $19,262       $323

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

Contractual Amount at December 31 (in millions)                1998     1997
-----------------------------------------------------------------------------
Commitments to extend credit                                  $5,128   $4,354
Standby and commercial letters of credit                         465      448

NOTE 21. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), the following methods and assumptions were used to estimate the fair value of each significant class of financial instruments, as defined by SFAS No. 107, for which it is practicable to estimate that value.

The estimated fair values of financial instruments, as shown below, are not intended to reflect the estimated liquidation or market value of the Corporation taken as a whole. The disclosed fair value estimates are limited to Old Kent's significant financial instruments. These include financial instruments recognized as assets and liabilities on and off the consolidated balance sheet. The estimated fair values shown below do not include any value for assets and liabilities which are not financial instruments as defined by SFAS No. 107, such as the value of real property, the value of "core deposit intangibles," the value of mortgage servicing rights, or the value of anticipated future business.

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

Net loans and mortgages held-for-sale

Generally, the fair value of loans was estimated by discounting the expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. For certain variable rate loans that re-price frequently the estimated fair value is equal to the carrying value. For mortgages held-for-sale the estimated fair value is equal to the carrying value adjusted for any price appreciation or depreciation due to changes in secondary market prices and other inherent values.

Deposit liabilities

The fair value of fixed-maturity time deposits was estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of demand and savings deposits is the amount payable on demand at the reporting date.

Other borrowed funds

The carrying amount was deemed to be a reasonable estimate of fair value since all contracts had either short-term maturities or variable re-pricing structures.

Subordinated debt

The fair value of subordinated debt was based on quoted market prices.

Capital securities

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

The following summarizes the carrying value and estimated fair value of financial instruments.

                                                  1998                      1997
                                         -----------------------   -----------------------
                                          Carrying    Estimated     Carrying    Estimated
December 31 (in thousands)                 Value      Fair Value     Value      Fair Value
------------------------------------------------------------------------------------------
Financial Assets:
 Cash and cash equivalents               $  625,075   $  625,075   $  674,649   $  674,649
 Interest-earning deposits                    5,044        5,044        2,153        2,153
 Trading account securities                 349,090      349,090          986          986
 Securities available-for-sale            2,766,696    2,766,696    2,186,333    2,186,333
 Securities held-to-maturity                803,745      823,610    1,750,007    1,766,832
 Mortgages held-for-sale                  2,262,696    2,305,721    1,271,784    1,301,905
 Net loans                                8,716,051    9,027,746    8,983,545    9,261,190
 Interest receivable                        108,755      108,755      118,053      118,053
Financial Liabilities:
 Non-interest-bearing deposits            2,098,446    2,098,446    1,858,990    1,858,990
 Interest-bearing deposits -- no
  maturities                              4,478,874    4,478,874    3,743,881    3,743,881
 Interest-bearing deposits -- fixed
  maturities                              6,362,097    6,402,620    6,326,036    6,359,151
 Other borrowed funds                     2,061,142    2,061,142    2,090,095    2,090,095
 Interest payable                            46,927       46,927       62,960       62,960
 Subordinated debt                          100,000      104,510      100,000      100,870
 Capital Securities                         100,000      100,000      100,000      100,000
Interest Rate Contracts Relating To:
 Assets: Commercial loans                     3,925       15,744        3,705        6,467
        Mortgages held-for-sale                   -       (3,554)           -       (5,981)
 Liabilities                                      -         (953)          88           71

NOTE 22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, Old Kent Financial Corporation, is summarized as follows:

                  CONDENSED BALANCE SHEETS
                 December 31 (in thousands)                        1998          1997
----------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                                     $      645    $    6,446
  Interest-earning deposits and other securities                   105,870       123,908
  Premises and equipment                                            10,083         8,281
  Investment in and advances to subsidiaries                     1,258,659     1,336,709
  Other assets                                                      49,164        51,444
                                                                ----------    ----------
Total Assets                                                    $1,424,421    $1,526,788
                                                                ==========    ==========
Liabilities and Shareholders' Equity:
  Long-term debt                                                $  203,093    $  203,093
  Accrued expenses and other liabilities                            86,218        98,100
                                                                ----------    ----------
  Total liabilities                                                289,311       301,193
  Shareholders' equity                                           1,135,110     1,225,595
                                                                ----------    ----------
Total Liabilities and Shareholders' Equity                      $1,424,421    $1,526,788
                                                                ==========    ==========

             CONDENSED STATEMENTS OF INCOME
         Year ended December 31 (in thousands)                1998        1997        1996
--------------------------------------------------------------------------------------------
Income:
  Dividends from subsidiaries                               $324,699    $163,118    $ 96,906
  Service fees from subsidiaries                              69,801      60,459      56,032
  Interest and other                                           6,983       9,981      10,705
                                                            --------    --------    --------
Total income                                                 401,483     233,558     163,643
                                                            --------    --------    --------
Expenses:
  Interest                                                    16,316      16,086       8,634
  Salaries and benefits                                       52,650      50,112      43,102
  Occupancy                                                    5,283       4,760       4,551
  Equipment                                                    7,441       7,559       6,838
  Other                                                       39,188      29,647      26,234
                                                            --------    --------    --------
Total expenses                                               120,878     108,164      89,359
                                                            --------    --------    --------
Income before income taxes and equity in undistributed
  net income of subsidiaries                                 280,605     125,394      74,284
Income tax benefit                                            14,465      12,531       8,066
                                                            --------    --------    --------
Income before equity in undistributed net income of
  subsidiaries                                               295,070     137,925      82,350
Equity in undistributed net income of subsidiaries           (96,272)     60,493      97,043
                                                            --------    --------    --------
Net Income                                                  $198,798    $198,418    $179,393
                                                            ========    ========    ========

CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31 (in thousands)               1998            1997            1996
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                       $ 198,798       $ 198,418       $ 179,393
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Equity in undistributed net income of
   subsidiaries                                      96,272         (60,493)        (97,043)
 Depreciation, amortization and accretion            11,154          12,277           9,193
 Net losses (gains) on sales of assets                  169              (1)           (199)
 Net change in other assets                          (2,907)         (9,064)         (2,361)
 Net change in other liabilities                     (9,212)         24,925          12,413
                                                  ---------       ---------       ---------
Net cash provided by operating activities           294,274         166,062         101,396
                                                  ---------       ---------       ---------
Cash flows from investing activities:
 Net change in interest-earning assets               18,032          (7,296)         76,249
 Net change in investment in and advances to
  subsidiaries                                         (118)         (5,510)         16,658
 Purchases of leasehold improvements, premises &
  equipment, net                                     (4,713)         (3,216)         (3,361)
                                                  ---------       ---------       ---------
Net cash provided by (used for) investing
  activities                                         13,201         (16,022)         89,546
                                                  ---------       ---------       ---------
Cash flows from financing activities:
 Payments on long-term debt obligations                   -            (123)            (61)
 Issuance of long-term debt, net                          -          97,872               -
 Proceeds from common stock issuances                20,519          10,799          10,421
 Repurchases of common stock                       (248,812)       (190,189)       (136,307)
 Dividends paid to shareholders                     (84,983)        (70,887)        (65,163)
                                                  ---------       ---------       ---------
Net cash used for financing activities             (313,276)       (152,528)       (191,110)
                                                  ---------       ---------       ---------
Net decrease in cash and cash equivalents            (5,801)         (2,488)           (168)
Cash and cash equivalents at beginning of year        6,446           8,934           9,102
                                                  ---------       ---------       ---------
Cash and cash equivalents at end of year          $     645       $   6,446       $   8,934
                                                  =========       =========       =========

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank may make to its parent company. As of January 1999, the subsidiary banks may distribute to the parent company, in addition to their 1999 net income, approximately $38 million in dividends without written approval from bank regulatory agencies. The remaining net assets of subsidiary banks, approximating $1,075 million at December 31, 1998, are unavailable for transfer to the parent company without prior regulatory consent.

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

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and its subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of core (Tier 1) capital, total capital and leverage ratios. Management believes, as of December 31, 1998, that the Corporation and its subsidiary banks meet all capital adequacy requirements to which it is subject.

In the most recent examinations by Federal and State regulatory agencies, the Corporation and its subsidiary banks were categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and its subsidiary banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Corporation's or its subsidiary banks' categories.

The following summarizes the Corporation's, and its subsidiary banks' regulatory capital ratios at December 31, 1998 and 1997:

                                                                                    To Be "Well
                                                                                   Capitalized"
                                                                                       Under
                                                                                      Prompt
                                                                 For Capital        Corrective
                                                                  Adequacy            Action
                                                Actual            Purposes          Provisions
                                            ---------------    ---------------    ---------------
(dollars in millions)                       Amount    Ratio    Amount    Ratio    Amount    Ratio
-------------------------------------------------------------------------------------------------
As of December 31, 1998:
Total Capital (to Risk Weighted Assets)
 Consolidated                              $1,342     11.40%    $942     8.00%   $1,178     10.00%
 Old Kent Bank                              1,247     10.89      916     8.00     1,146     10.00
 Old Kent Bank, N.A.                           10     10.64        8     8.00         9     10.00
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated                               1,095      9.30      471     4.00       707      6.00
 Old Kent Bank                              1,104      9.64      458     4.00       687      6.00
 Old Kent Bank, N.A.                            9      9.39        4     4.00         6      6.00
Leverage Ratio (to Average Assets)
 Consolidated                               1,095      6.89      477     3.00       794      5.00
 Old Kent Bank                              1,104      7.03      471     3.00       785      5.00
 Old Kent Bank, N.A.                            9      7.71        3     3.00         6      5.00
As of December 31, 1997:
Total Capital (to Risk Weighted Assets)
 Consolidated                              $1,430     12.68%    $902     8.00%   $1,127     10.00%
 Old Kent Bank                              1,324     12.16      871     8.00     1,089     10.00
 Old Kent Bank, N.A.                            9     10.71        7     8.00         9     10.00
Tier 1 Capital (to Risk Weighted Assets)
 Consolidated                               1,194     10.60      451     4.00       676      6.00
 Old Kent Bank                              1,193     10.96      435     4.00       653      6.00
 Old Kent Bank, N.A.                            8      9.46        4     4.00         5      6.00
Leverage Ratio (to Average Assets)
 Consolidated                               1,194      7.72      464     3.00       774      5.00
 Old Kent Bank                              1,193      7.81      611     4.00       764      5.00
 Old Kent Bank, N.A.                            8      7.48        3     3.00         6      5.00

                    BOARD OF DIRECTORS AND SENIOR MANAGEMENT

                               BOARD OF DIRECTORS

Richard L. Antonini
Chairman, President and
Chief Executive Officer,
Foremost Corporation of America
(a specialty property and casualty insurer)
John D. Boyles
Attorney-at-Law,
Verspoor, Waalkes, Lalley, Slotsema &
Talen, P.C.
William P. Crawford
President and Chief Executive Officer,
Steelcase Design Partnership
(manufacturer of office systems)
Dick DeVos
President,
Amway Corporation
(manufacturer of home and personal care
products)
William G. Gonzalez
President and Chief Executive Officer,
Spectrum Health
(integrated healthcare network)
James P. Hackett
President and Chief Executive Officer,
Steelcase Inc.
(manufacturer of office systems)
Erina Hanka
President,
Suspa Inc.
(manufacturer of gas cylinders for industry)
Earl D. Holton
Vice Chairman,
Meijer, Inc.
(food and general merchandise retailer)
Michael J. Jandernoa
Chairman and Chief Executive Officer,
Perrigo Company
(manufacturer of store-brand health and personal care products)
Kevin T. Kabat
Vice Chairman of the Corporation,
and President of Old Kent Bank
Fred P. Keller
Chairman and Chief Executive Officer,
Cascade Engineering, Inc.
(manufacturer of plastic injection molded automotive, seating and container products)
John P. Keller
President,
Keller Group, Inc.
(a diversified manufacturer)
Hendrik G. Meijer
Co-Chairman,
Meijer, Inc.
(food and general merchandise retailer)
Percy A. Pierre, Ph.D.
Professor of Electrical Engineering,
Michigan State University
Marilyn J. Schlack
President,
Kalamazoo Valley Community College
Peter F. Secchia
Chairman,
Universal Forest Products, Inc.
(manufacturer and distributor of
building supplies)
David J. Wagner
Chairman, President and Chief Executive
Officer of the Corporation, and
Chairman and Chief Executive Officer
of Old Kent Bank
Margaret Sellers Walker
Professor of Public Administration,
School of Public and Nonprofit
Administration,
Grand Valley State University
Robert H. Warrington
Vice Chairman and Chief Financial
Officer of the Corporation,
and Chairman and Chief Executive
Officer of Old Kent Mortgage Company

                            SENIOR POLICY COMMITTEE

Mark F. Furlong*
Executive Vice President,
Old Kent Financial Corporation;
Chief Financial Officer,
Old Kent Bank
James A. Hubbard*
Senior Executive Vice President,
Corporate Banking,
Old Kent Financial Corporation
Kevin T. Kabat*
Vice Chairman,
Old Kent Financial Corporation;
President,
Old Kent Bank
Kenneth C. Krei*
Executive Vice President,
Investment and Insurance Services,
Old Kent Bank
David C. Schneider*
Executive Vice President,
Retail Administration,
Old Kent Financial Corporation
Michelle L. Van Dyke*
Executive Vice President,
Community Banking,
Old Kent Financial Corporation
David J. Wagner*
Chairman, President and
Chief Executive Officer,
Old Kent Financial Corporation;
Chairman and Chief Executive Officer,
Old Kent Bank
Robert H. Warrington*
Vice Chairman and Chief Financial Officer,
Old Kent Financial Corporation;
Chairman and Chief Executive Officer,
Old Kent Mortgage Company

                             OTHER SENIOR OFFICERS

Gary S. Bernard*
Senior Vice President,
Consumer Lending,
Old Kent Bank
Donald R. Britton*
President and Chief Operating Officer,
Old Kent Mortgage Company
Steven D. Crandall*
Senior Vice President,
Human Resources,
Old Kent Financial Corporation
David A. Dams*
Executive Vice President,
Corporate Banking,
Old Kent Bank
Gregory K. Daniels*
Senior Vice President,
Chief Information Officer,
Old Kent Financial Corporation
Stanlee P. Greene, Jr.*
Senior Vice President,
Sales and Marketing,
Old Kent Financial Corporation
Richard L. Haug
Senior Vice President,
General Auditor,
Old Kent Financial Corporation
Joseph T. Keating*
Senior Vice President,
Old Kent Bank;
President,
Lyon Street Asset Management Company
Larry S. Magnesen*
Senior Vice President,
Business Banking,
Old Kent Bank
William K. McGowan*
Executive Vice President,
Old Kent Bank;
President,
Old Kent Bank - Illinois
Ronald C. Mishler*
Senior Vice President and Treasurer,
Old Kent Financial Corporation
Janet S. Nisbett
Senior Vice President and Controller,
Old Kent Financial Corporation;
Senior Vice President and Controller,
Old Kent Bank
Albert T. Potas
Senior Vice President,
Investor Relations and Strategic Planning,
Old Kent Financial Corporation
Daniel W. Terpsma*
Executive Vice President,
Old Kent Bank;
President,
Old Kent Bank - East
Mary E. Tuuk
Senior Vice President and Secretary,
Legal Coordinator,
Old Kent Financial Corporation
Michael J. Whalen*
Senior Vice President,
Senior Credit Officer,
Old Kent Financial Corporation

* Members of Management Group
                                     (LOGO)
                           Printed on Recycled Paper