Form 10-K405, Exhibit 13
period 1999-12-31
OLD KENT FINANCIAL CORP /MI/
filed 2000-03-03
CIK 746969

                                                                      EXHIBIT 13

                         ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Item 601(b)(13)(ii) of Regulation S-K and SEC Rule 14a-3(c), the Annual Report is not deemed to be "filed" with the Commission except for those portions that are expressly incorporated by reference in this filing.


                        OLD KENT FINANCIAL CORPORATION


                              1999 ANNUAL REPORT

Old Kent Financial Corporation

1999 Annual Report

Contents                                             Page
---------------------------------------------------------

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

Board of Directors and Senior Management             S-68

Old Kent Financial Corporation

Old Kent Financial Corporation is a bank holding company. Its principal banking subsidiary, Old Kent Bank, serves more than 100 communities in Michigan, Illinois and Indiana with over 250 banking offices. Old Kent Bank engages in commercial and retail banking and provides trust and other financial services. Approximately 71% of the Corporation's deposits and 86% of the Corporation's loans are associated with banking offices serving the lower peninsula of Michigan. The balance of banking assets are associated with offices serving northern Illinois and Indiana. Old Kent Mortgage Company operates 147 offices located in 32 states.

A Message to Our Shareholders

This 1999 Annual Report contains audited financial statements and a detailed financial review. This is Old Kent Financial Corporation's 1999 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 1999 Report to Shareholders accompanies this proxy statement. That report presents information concerning the business and financial results of Old Kent Financial Corporation in a format and level of detail that we believe most of our shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 1999 Annual Report are invited to request our Annual Report on Form 10-K.

Our Annual Report on Form 10-K, as filed with the SEC, will be provided to any shareholder, without charge, upon written request to Old Kent Financial Corporation, Attn: Corporate Secretary, 111 Lyon Street N.W., Grand Rapids, Michigan 49503.

Five Year Summary of Selected Financial Data

                                                  December 31
                          ---------------------------------------------------------------
                             1999         1998         1997         1996         1995
                          -----------  -----------  -----------  -----------  -----------
                                 (dollars in thousands, except per share data)
For the Year
Net interest income          $677,200     $646,368     $641,359     $601,933     $584,381
Provision for credit
 losses                        26,175       47,218       47,337       35,876       21,906
Net income                    252,539      225,323      223,520      191,967      181,340
Cash dividends                 97,509       96,048       80,791       72,975       67,535

Average for the Year
Assets                    $18,070,090  $17,723,199  $17,075,136  $15,783,105  $15,067,416
Deposits                   13,937,864   13,621,784   13,384,456   12,715,220   12,200,283
Loans                      11,020,230   10,179,364   10,305,318    9,430,956    8,608,575
Total interest-earning
 assets                    16,532,176   16,335,666   15,838,265   14,706,029   14,089,376
Long-term debt                200,000      200,000      191,781      100,000       12,603
Total shareholders'
 equity                     1,251,989    1,333,150    1,377,001    1,322,289    1,253,469

At Year-end
Assets                    $17,969,832  $18,613,625  $17,594,554  $16,435,017  $15,471,287
Deposits                   13,695,012   14,413,439   13,338,191   13,207,120   12,259,933
Loans                      12,067,061   10,220,078   10,413,973    9,967,228    8,887,002
Long-term debt                200,000      200,000      200,000      200,000      100,000
Total shareholders'
 equity                     1,226,873    1,320,754    1,408,588    1,343,492    1,331,458

Per Common Share (in
 dollars)*
Basic earnings per share        $2.13        $1.82        $1.73        $1.45        $1.35
Diluted earnings per
 share                           2.11         1.81         1.71         1.44         1.34
Cash dividends                   .800         .688         .610         .549         .503
Book value at year-end          10.43        10.95        11.04        10.42         9.93
Dividend payout ratio            37.9%        38.0%        35.7%        38.1%        37.5%

Performance Ratios
Return on average equity        20.17%       16.90%       16.23%       14.52%       14.47%
Return on average assets         1.40         1.27         1.31         1.22         1.20
Average equity to
 average assets                  6.93         7.52         8.06         8.38         8.32
Yield on average
 interest-earning assets         7.86         7.96         8.15         8.14         8.20
Cost of average
 interest-bearing
 liabilities                     4.19         4.53         4.67         4.65         4.63
Average net interest
 spread                          3.67         3.43         3.48         3.49         3.57
Average net interest
 margin                          4.20         4.04         4.13         4.18         4.25

Capital Ratios at Year-
 end
Equity to assets                 6.83%        7.10%        8.01%        8.17%        8.61%
Leverage ratio                   7.17         6.97         7.70         7.54         7.97
Risk-based capital
 ratio--Tier 1                   9.14         9.71        10.88        10.74        11.92
Risk-based capital
 ratio--Tiers 1 & 2             11.11        11.72        12.89        12.81        14.11

Credit Quality Ratios
Allowance for credit
 losses to total loans           1.53%        1.76%        1.66%        1.82%        2.12%
Impaired loans to total
 loans                            .48          .63          .61          .54          .57
Nonperforming assets to
 total assets                     .36          .39          .41          .38          .41
Allowance to impaired
 loans                            321          279          273          337          370
Net charge-offs to
 average loans                    .20          .40          .49          .47          .16

--------
* Share data has been adjusted for stock dividends and a stock split.

Financial Review

This financial review presents management's discussion and analysis of financial condition and results of operations. It should be read in conjunction with the Consolidated Financial Statements beginning on page S-34 and the Five Year Summary of Selected Financial Data on page S-3. As discussed in Note 2 to the Financial Statements, Old Kent completed the mergers of CFSB Bancorp, Inc., on July 9, 1999, and Pinnacle Banc Group, Inc., on September 3, 1999. These mergers were accounted for as poolings-of-interests and all financial statements have been adjusted to reflect these business combinations.

 Forward-Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report, contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about Old Kent itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "judgment," "is likely," "plans," "opinion," "projects," "will," variations of such words, and similar expressions are intended to identify such forward-looking statements. Management judgments relating to, and discussion of the provision and allowance for credit losses involve judgments as to future events and are inherently forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions which are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Future factors that could cause a difference between an actual outcome and a preceding forward-looking statement include, but are not limited to, the ability to fully realize expected cost savings from mergers within the expected time frame, changes in interest rates and interest rate relationships or demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking or tax laws or regulations; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors and creditworthiness; and the general economic climate. Old Kent undertakes no obligation to update, amend or clarify forward-looking statements.

Overview

Net income was $252.5 million for 1999, the forty-first consecutive year of increased per share earnings and dividends in Old Kent's history. This represented a $27.2 million increase over net income of $225.3 million for 1998. Diluted net income per share was $2.11 for 1999, up by 16.6% over the $1.81 of diluted net income per share for 1998. Diluted net income per common share has increased at an annual compound rate of 10.2% over the past five years.

During the third quarter of 1999, Old Kent recognized $17.6 million of after-tax, merger-related charges which had the effect of reducing diluted earnings per share by $.15. In addition, during the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger-related charges which had the effect of reducing diluted earnings per share by $.15. Excluding these merger charges for both years, diluted earnings per share was $2.26 for 1999, or 15.3% better than the $1.96 of diluted per share earnings for 1998. For the year ended December 31, 1999, operating net income was $270.1 million, 10.3% more than operating net income of $245.0 million for 1998. Excluding a large one-time gain on the sale of the Corporation's credit card portfolio included in the 1997 results, the 1998 diluted earnings per share of $1.96 represents a 20.2% increase.

Effective with the fourth quarter of 1999, the quarterly cash dividend rate on common stock was increased to $.22 per share. The new annualized rate of $.88 per share is 15.8% greater than the rate paid in the fourth quarter of 1998, and includes the effect of a five percent stock dividend paid on July 19, 1999. Old Kent has paid increased cash dividends each year since its formation as a holding company in 1972. The compound annual growth rate for the Corporation's per share dividend payment for the last five years is 11.7%. The dividend payout ratio has averaged 37.4% over that same period.

Old Kent's corporate culture is geared toward maximizing shareholder value. The information appearing on page 11 of the accompanying proxy statement compares the performance of Old Kent Common Stock with the S&P 500 and the KBW 50 indexes. The total return, as shown, is measured using both stock price appreciation and the effect of reinvestment of cash dividends paid. The S&P 500 index includes the performance of five hundred individual stocks selected by Standard & Poor's Corporation to be a representative indicator of a broad base of industries whose stocks are traded and available to the investing public. The KBW 50 index is based upon the stock performance of 50 large financial services companies selected by Keefe, Bruyette, and Woods, Inc., specialists in the financial services industry. The total return of the KBW 50 index is calculated in the same manner as the S&P 500 index. Old Kent is included in both the S&P 500 and KBW 50 indexes. The table displays the December 31, 1999 value of an initial $100 investment in Old Kent Common Stock made one, five and ten years prior to the year-end 1999 date (with dividends reinvested). The table indicates that the total return on an investment in Old Kent Common Stock surpassed that of the S&P 500 and KBW 50 for the ten year period, was approximately the same as both indexes for the five year period, and was below both indexes for the year 1999.

                       December 31, 1999 value of a   Equivalent Compound
                           $100 investment made      Annual Rate of Return
                       ----------------------------- -----------------------
                       1 yr ago 5 yrs ago 10 yrs ago 1 year   5 year 10 year
                       -------- --------- ---------- ------   ------ -------
Old Kent Common Stock   $ 81.4   $339.7     $664.8   (18.6)%   27.7%  20.9%
S&P 500 Index           $121.1   $351.1     $532.8    21.1%    28.6%  18.2%
KBW 50 Index            $ 96.5   $346.2     $502.2    (3.5)%   28.2%  17.5%

The Corporation's return on average total equity in 1999 was 20.2%, compared to an equity return of 16.9% for 1998. Old Kent's return on equity has averaged 16.46% over the past five years. Old Kent's return on average assets was 1.40% for 1999 compared to 1.27% for 1998, and has averaged 1.28% over the last five years.

Steady annual earnings increases have been attributable to balance sheet growth and to increases in non-interest income. Total average interest-earning assets increased by $197 million, or 1.2%, in 1999 and by $497 million, or 3.1%, in 1998. Over the last five years, total average interest-earning assets have increased at a compound annual growth rate of 4.7%. Interest-earning assets primarily consist of securities (including those classified as available-for-sale and those classified as held-to-maturity) and loans. Average securities decreased by $521 million, or 12%, in 1999. This decrease was primarily the result of Old Kent's liquidation of securities to fund growth in loans, which averaged $11.0 billion in 1999 compared to $10.2 billion in 1998. This represented an increase of $841 million, or 8.3% more than the average for 1998. During 1998, the Corporation took measures to reduce credit risk by exiting certain marginal commercial relationships as well as by reducing certain consumer loan portfolio components having higher credit risk, which management believed would have negatively impacted the Corporation's future profitability. These actions combined with continued stringent credit underwriting policies, and a generally favorable economy had a positive impact on 1999 performance.

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

The principal sources of revenues for Old Kent are interest and fees on loans, principally originated by the Corporate Banking, Retail Banking, Community Banking and Mortgage Banking lines of business. Interest and fees on loans accounted for 54% of total revenues in 1999, 54% in 1998 and 58% in 1997. Approximately 71% of deposits and 86% of total loans at December 31, 1999, were associated with these business lines serving the lower peninsula of the State of Michigan, excluding the Mortgage Banking line of business which operates 147 offices in 32 states.

Interest on securities, attributable to the Treasury line of business, is also a significant source of revenue, accounting for 14% of total revenues in 1999, 17% in 1998, and 18% in 1997.

Investment and Insurance Services generates revenues primarily from fees and commissions on various investment products within investment management and trust, brokerage and insurance activities. These accounted for 6.0%, 5.5%, and 4.4% of total revenues in 1999, 1998, and 1997 respectively. This business line primarily services customers in the lower peninsula of the State of Michigan.

Old Kent has had no foreign loans or hedge fund investments at any time during the last five years. The foreign activities of the Corporation primarily involve time deposits with banks, and placements and exchange transactions for domestic customers of the banks. These activities were not material to the Corporation's financial condition or results of operations.

 Line of Business Management Approach

Old Kent's primary business activities are administered under a "line of business" management approach. Under this approach, key executives of the Corporation are individually responsible for optimizing operating results in each of their respective "lines." For the years 1999 and 1998, Old Kent has identified these lines as follows:

Line                       Old Kent Executive  Primary Business Activities
-------------------------------------------------------------------------------------------
Corporate Banking         Daniel W. Terpsma    Credit, cash management, and international
                                               services for corporate customers
Retail Banking            David C. Schneider   Retail deposits, retail delivery, consumer
                                               lending, leasing and small business banking
Community Banking         Michelle L. Van Dyke Loans, deposits and other services for all customers and small businesses in smaller
                                               communities
Investment and Insurance  Kenneth C. Krei      Asset management, employee benefit programs,
Services                                       mutual funds, trust services, private
                                               banking, brokerage services and insurance to
                                               consumers, business owners, and corporations
Mortgage Banking          Donald R. Britton    Origination and acquisition, sale and
                                               servicing of residential mortgages on a
                                               nationwide basis
Treasury                  Ronald C. Mishler    Investment portfolio, funds management, and
                                               interest rate risk management

The following represents the percentage of net income provided by each line of business in 1999, excluding the $17.6 million of after-tax, merger-related charges associated with Old Kent's acquisition of CFSB Bancorp, Inc. and Pinnacle Banc Group, Inc. on July 9, 1999, and September 3, 1999, respectively, in pooling-of-interests transactions. Excluding these charges, Old Kent's operating net income was $270.1 million for 1999.

        Corporate Banking                   26%
        Retail Banking                      25
        Community Banking                   23
        Investment and Insurance Services   11
        Mortgage Banking                     8
        Treasury                             7
                                           ---
        Total                              100%
                                           ===

Disclosure about Old Kent's business segments required by Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information", are included in Note 17 to the Consolidated Financial Statements. Old Kent intends to combine its Community Banking line of business with the Retail Banking line of business in 2000.

 Mergers and Acquisitions

Old Kent's primary method of expansion into new markets has been through acquisitions of other financial institutions. Further expansion into new markets will likely continue in a similar fashion. The following is a summary of Old Kent's significant merger and acquisition activity during the last three years.

On September 3, 1999, Old Kent completed the acquisition of Pinnacle Banc Group, Inc. ("Pinnacle"). The merger was accounted for as a pooling-of-interests. Old Kent exchanged approximately 5.6 million shares of Old Kent Common Stock for all of the outstanding shares of Pinnacle Common Stock. Pinnacle was a bank holding company headquartered in the Chicago suburb of Oak Brook, Illinois. When acquired, Pinnacle had assets of approximately $1.0 billion and consolidated deposits of approximately $861 million. Pinnacle was the parent of Pinnacle Bank, which operated thirteen branches in the Chicago metropolitan area and Pinnacle Bank of the Quad-Cities, which operated three branches in western Illinois.

On July 9, 1999, Old Kent completed the acquisition of CFSB Bancorp, Inc. ("CFSB"). The merger was accounted for as a pooling-of-interests. Old Kent exchanged approximately 5.5 million shares of Old Kent Common Stock for all of the outstanding shares of CFSB Common Stock. CFSB was a holding company headquartered in Lansing, Michigan. When acquired, CFSB had consolidated assets of approximately $878 million and consolidated deposits of approximately $567 million. CFSB was the parent of Community First Bank. CFSB provided banking services through sixteen offices in Ingham, Clinton, Eaton and Ionia Counties in Michigan.

Old Kent completed the operational assimilation and systems conversion of the banks acquired in 1999 on the dates of these mergers. This allowed the corporation to begin realizing savings resulting from elimination of redundant operations and staffing immediately. During 2000, the Corporation expects to realize the full $19 million of savings projected.

On October 1, 1998, Old Kent completed the acquisition of First Evergreen Corporation ("First Evergreen"). When acquired, First Evergreen had assets of approximately $1.9 billion and deposits of approximately $1.7 billion. The merger was accounted for as a pooling-of-interests. Old Kent exchanged approximately 12.8 million shares of Old Kent Common Stock for all of the outstanding shares of First Evergreen Common Stock. First Evergreen was a bank holding company headquartered in Evergreen Park, Illinois. First Evergreen provided banking services through eight offices in Cook County, Illinois.

On September 1, 1997, Old Kent Insurance Group, Inc. (a subsidiary of Old Kent
Bank), acquired Grand Rapids Holland Insurance Agency, Inc. ("GRH"), a provider of commercial and personal insurance products through offices in western Michigan. Old Kent issued approximately 86,000 shares of its common stock to acquire all the outstanding common stock of GRH. When acquired, GRH had assets of approximately $6.2 million.

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

 Pending Acquisitions as of December 31, 1999

During the first quarter of 2000, Old Kent expects to complete the acquisition of Merchants Bancorp, Inc. ("Merchants"). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange .83 shares of Old Kent Common Stock for each outstanding share of Merchants Common Stock. The issuance is expected to total approximately 4.5 million shares. Merchants is a bank holding company headquartered in Aurora, Illinois, with consolidated assets of approximately $979 million and consolidated deposits of approximately $721 million at December 31, 1999. Merchants operates 12 suburban Chicago area banking sites and two banking sites in DeKalb and Kendall Counties, Illinois.

On September 9, 1999, Old Kent entered into a definitive agreement for the acquisition of Grand Premier Financial, Inc. ("Grand Premier"). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange
 .4231 shares of Old Kent Common Stock for each outstanding share of Grand Premier Common Stock. Old Kent expects to issue approximately 10 million shares related to this transaction. Grand Premier is a bank holding company headquartered in Wauconda, Illinois, with assets of approximately $1.7 billion and deposits of approximately $1.4 billion at December 31, 1999. Grand Premier operates 23 banking offices in the Chicago area and northern Illinois. The merger is subject to shareholder and regulatory approval and is expected to be completed in the second quarter of 2000.

 Summary of Operating Results

The following is a summary of the major components of the Corporation's operating results for the last five years:

                         Proforma              Proforma
                           1999                  1998
                         Excluding             Excluding
                          Merger                Merger
Year ended December 31   Charges*     1999     Charges**    1998       1997       1996       1995
----------------------   ---------  ---------  ---------  ---------  ---------  ---------  --------
                                                    (in thousands)
Net interest income       $677,200   $677,200   $646,368   $646,368   $641,359   $601,933  $584,381
Add: taxable-equivalent
 adjustment                 16,729     16,729     13,944     13,944     13,221     12,548    14,306
                         ---------  ---------  ---------  ---------  ---------  ---------  --------
Taxable-equivalent net
 interest income           693,929    693,929    660,312    660,312    654,580    614,481   598,687
Provision for credit
 losses                    (26,175)   (26,175)   (43,718)   (47,218)   (47,337)   (35,876)  (21,906)
Non-interest income        424,760    424,760    369,478    369,478    284,216    227,535   185,640
Non-interest expense      (660,469)  (686,469)  (599,941)  (624,934)  (536,395)  (506,503) (481,335)
Income taxes, including
 taxable-equivalent
 adjustment               (161,906)  (153,506)  (141,130)  (132,315)  (131,544)  (107,670)  (99,746)
                         ---------  ---------  ---------  ---------  ---------  ---------  --------
Net income                $270,139   $252,539   $245,001   $225,323   $223,520   $191,967  $181,340
                         =========  =========  =========  =========  =========  =========  ========

--------
 * Proforma results for 1999 "excluding merger charges" have been adjusted to exclude the effects of $17.6 million of one-time, after-tax merger charges related to the July 9, 1999, and September 3, 1999, acquisitions of CFSB Bancorp, Inc. and Pinnacle Banc Group, Inc. accounted for as poolings-of-interests.
** Proforma results for 1998 "excluding merger charges" have been adjusted to exclude the effects of $19.7 million of one-time, after-tax merger charges related to the October 1, 1998, acquisition of First Evergreen Corporation, accounted for as a pooling-of-interests.

Net Interest Income

In the summaries above, the taxable-equivalent adjustment increases tax-exempt income to an amount equivalent to interest income subject to income taxes at statutory rates. The federal income tax rate was 35% for all years presented. During 1999, total average interest-earning assets increased by $196.5 million, or 1.2%. In that same period, total average interest-bearing liabilities increased by $345.2 million, or 2.4%.

The following table sets forth the changes in interest income and interest expense as they relate to changes in volumes and changes in rates:

                               1999 Compared to 1998             1998 Compared to 1997
                               Increase (Decrease)*              Increase (Decrease)*
                          --------------------------------  --------------------------------
                            Change in    Due to    Due to     Change in    Due to    Due to
Fully taxable-equivalent  Income/Expense Volume     Rate    Income/Expense Volume     Rate
------------------------  -------------- -------  --------  -------------- -------  --------
                                              (dollars in thousands)
Interest-Earning Assets:
Loans (including
 mortgages held-for-
 sale)                       $33,131     $57,372  $(24,241)    $27,792     $61,256  $(33,464)
Taxable securities           (43,610)    (40,499)   (3,111)    (15,110)    (10,601)   (4,509)
Tax-exempt securities          7,552      10,104    (2,552)      1,746       3,074    (1,328)
Interest-earning
 deposits                       (329)       (382)       53        (105)        (59)      (46)
Federal funds sold and
 resale agreements             1,186       1,208       (22)     (4,571)     (4,533)      (38)
Trading account
 securities                    1,013         858       155        (603)       (383)     (220)
                             -------     -------  --------     -------     -------  --------
Change in Interest
 Income                       (1,057)     28,661   (29,718)      9,149      48,754   (39,605)
                             -------     -------  --------     -------     -------  --------
Interest-Bearing
 Liabilities:
Savings deposits              17,347      16,876       471      12,407       8,478     3,929
Time deposits:
 Negotiable                   (2,002)      1,589    (3,591)     (1,735)        279    (2,014)
 Foreign                       1,835       1,937      (102)       (106)        (75)      (31)
 Consumer                    (44,866)    (19,702)  (25,164)    (28,443)    (16,402)  (12,041)
Federal funds purchased
 and repurchase
 agreements                   (5,754)     (1,342)   (4,412)     12,417      12,566      (149)
Other borrowed funds            (904)      5,486    (6,390)      8,423      12,457    (4,034)
Long-term debt                  (329)         --      (329)        454         548       (94)
                             -------     -------  --------     -------     -------  --------
Change in Interest
 Expense                     (34,673)      4,844   (39,517)      3,417      17,851   (14,434)
                             -------     -------  --------     -------     -------  --------
Change in Net Interest
 Income                      $33,616     $23,817    $9,799      $5,732     $30,903  $(25,171)
                             =======     =======  ========     =======     =======  ========

--------
* The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute amounts of the change in each. Yields are calculated on a fully taxable basis, using a federal tax rate of 35% for all years presented.

Net interest margin is calculated by dividing taxable-equivalent net interest income by average interest-earning assets. Interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest margin was 4.20% in 1999 compared to 4.04% for 1998. The interest spread was 3.67% for 1999 and 3.43% for 1998. The primary factors underlying the increases in net interest margin and interest spread were an increase in loan balances and a decrease in cost of total interest-bearing liabilities from 4.53% in 1998 to 4.19% in 1999.

The net interest margin was 4.04% in 1998 compared to 4.13% for 1997. The interest spread was 3.43% for 1998 and 3.48% for 1997. The average yield on interest-earning assets also decreased to 7.96% in 1998 from 8.15% in 1997. The primary factor underlying the decreases in net interest margin, interest spread, and yield on total interest-earning assets was a decline in yield on mortgages held-for-sale to 6.91% in 1998 from 7.40% in 1997. This decrease in yield, combined with the overall increase in the mortgages held-for-sale average balance of $845 million from 1997 to 1998 compressed the margin. The average cost of interest-bearing liabilities decreased to 4.53% in 1998 from 4.67% 1997, but was not enough to offset the impact of the decrease in yield on total interest-earning assets.

                                              Three Month U.S.
                             Prime Interest     Treasury Bill
                                  Rate              Rate
Percentage                  1999  1998  1997  1999  1998  1997
----------                  ----- ----- ----- ----- ----- -----
Simple average during year  8.00% 8.35% 8.44% 4.78% 4.89% 5.19%
At December 31              8.50% 7.75% 8.50% 5.33% 4.45% 5.35%

As indicated above, interest rates over the past three years have fallen each year, but increased in the second half of 1999. As shown in the preceding "rate/volume" table, both increases in volume and increases in rate contributed to the increase in interest income. In 1998, the increase in average total earning assets, particularly mortgages held-for-sale, was the primary factor for the increase in net interest income, more than offsetting decreases in rate.

The interest rate environment is significantly impacted by the health of the national economy and the monetary policies of the Federal Reserve. There are a number of factors which affect net interest income, including the mix of interest-earning assets, the mix of interest-bearing liabilities, and the interest rate sensitivity of the various categories. As of December 31, 1999, Old Kent's management believes that the Corporation's net interest income would not be materially impacted by upward or downward movements in prevailing interest rates within anticipated ranges, as discussed later in this report.

 Analysis of Net Interest Income

The following table allocates net interest income and interest-earning assets to show how much was attributable to each major funding source. The interest spread on earning assets funded by interest-bearing liabilities is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The interest spread on earning assets funded by non-interest bearing liabilities and equity is the average yield on earning assets.

                                    1999                        1998                        1997
                         --------------------------- --------------------------- ---------------------------
                          Average             Net     Average             Net     Average             Net
    Fully taxable-        Earning  Interest Interest  Earning  Interest Interest  Earning  Interest Interest
      equivalent          Assets    Spread   Income   Assets    Spread   Income   Assets    Spread   Income
    --------------       --------- -------- -------- --------- -------- -------- --------- -------- --------
                                                        (dollars in millions)
Source of Funding:
Interest-bearing
 liabilities             $14,453.2  3.67%    $530.4  $14,108.0  3.43%    $483.9  $13,613.2  3.48%    $473.7
Non-interest-bearing
 liabilities and equity    2,079.0  7.86%     163.5    2,227.7  7.96%     176.4    2,225.1  8.15%     180.9
                         ---------           ------  ---------           ------  ---------           ------
Total                    $16,532.2           $693.9  $16,335.7           $660.3  $15,838.3           $654.6
                         =========           ======  =========           ======  =========           ======

The following table shows the relative importance of changes in interest spread, earning asset volumes and changes in funding sources:

                                 1999 Over                  1998 Over                 1997 Over
                                  (Under)                    (Under)                    (Under)
                                   1998                       1997                       1996
                         -------------------------- ------------------------- --------------------------
                         Average             Net    Average            Net    Average             Net
    Fully taxable-       Earning  Interest Interest Earning Interest Interest Earning  Interest Interest
      equivalent         Assets    Spread   Income  Assets   Spread   Income   Assets   Spread   Income
    --------------       -------  -------- -------- ------- -------- -------- -------- -------- --------
                                                     (dollars in millions)
Source of Funding:
Interest-bearing
 liabilities             $345.2      .24%   $46.5   $494.8    (.05)%  $10.2   $1,081.6   (.01)%  $36.3
Non-interest-bearing
 liabilities and equity  (148.7)    (.10)%  (12.9)     2.6    (.19)%   (4.5)      50.7    .01%     3.8
                         ------             -----   ------            -----   --------           -----
Total                    $196.5             $33.6   $497.4             $5.7   $1,132.3           $40.1
                         ======             =====   ======            =====   ========           =====

Average Consolidated Balance Sheet

                                 1999
                     ------------------------------
                       Average              Average
                       Balance    Interest   Rate
                     -----------  --------- -------
 Average Assets:
 Loans(1)(2)         $11,020,230   $930,488  8.44%
 Taxable
 investment
 securities            3,311,221    208,349  6.29
 Tax-exempt
 investment
 securities(2)           501,846     39,657  7.90
 Mortgages held-
 for-sale              1,592,083    114,838  7.21
 Interest-earning
 deposits:
  Domestic                11,141        521  4.68
  Foreign                     --         --    --
 Federal funds
 sold and resale
 agreements               65,552      3,541  5.40
 Trading account
 securities(2)            30,103      1,609  5.35
                     -----------  ---------
   Total earning
   assets             16,532,176  1,299,003  7.86
                     -----------  ---------
 Unrealized
 gain/(losses) on
 securities
 available-for-
 sale                    (20,510)
 Allowance for
 loan losses            (182,760)
 Cash and due from
 banks                   602,259
 Other assets          1,138,925
                     -----------
 Total Assets        $18,070,090
                     ===========
 Average
 Liabilities and
 Shareholders'
 Equity:
 Savings deposits     $5,227,457   $146,595  2.80%
 Time deposits:
  Negotiable           1,112,653     57,572  5.17
  Foreign                 75,232      3,842  5.11
  Other time           5,450,700    266,175  4.88
                     -----------  ---------
  Total interest-
  bearing deposits    11,866,042    474,184  4.00
 Federal funds
 purchased and
 repurchase
 agreements              973,603     42,513  4.37
 Other borrowed
 funds                 1,413,550     75,225  5.32
 Subordinated debt       100,000      6,745  6.75
 Capital
 securities              100,000      6,407  6.41
                     -----------  ---------
   Total interest-
   bearing funds      14,453,195    605,074  4.19
                     -----------  ---------
 Demand deposits       2,071,822
 Other liabilities       293,084
 Shareholders'
 equity:
  Common stock,
  capital surplus
  and retained
  earnings             1,264,907
  Unrealized
  gain/(losses) on
  securities
  available-for-
  sale                   (12,918)
                     -----------
 Total Liabilities
 and Shareholders'
 Equity              $18,070,090
                     ===========
 Fully Taxable-
 Equivalent Net
 Interest Income                   $693,929  3.67%
                                  =========
 Net Interest
 Income as a
 Percentage of
 Average Earning
 Assets                                      4.20%
 Percentage of
 Total Assets:
 Foreign Assets               --
 Foreign
 Liabilities                 .42%
                                 1998                           1997                           1996
                     ------------------------------ ------------------------------ ------------------------------
                       Average              Average   Average              Average   Average              Average
                       Balance    Interest   Rate     Balance    Interest   Rate     Balance    Interest   Rate
                     ------------ --------- ------- ------------ --------- ------- ------------ --------- -------
                            Income and rates on fully taxable equivalent basis (dollars in thousands)
 Average Assets:
 Loans(1)(2)         $10,179,364  $ 891,548  8.76%  $10,305,318   $917,729  8.91%   $9,430,956   $846,873  8.98%
 Taxable
 investment
 securities            3,958,263    251,959  6.37     4,122,830    267,069  6.48     4,379,432    279,964  6.39
 Tax-exempt
 investment
 securities(2)           375,873     32,104  8.54       340,481     30,358  8.92       347,026     31,645  9.12
 Mortgages held-
 for-sale              1,745,941    120,647  6.91       900,936     66,674  7.40       359,785     28,374  7.89
 Interest-earning
 deposits:
  Domestic                19,382        850  4.39        20,693        955  4.62        37,688      1,616  4.29
  Foreign                     --         --    --            --         --    --         6,885        390  5.66
 Federal funds
 sold and resale
 agreements               43,234      2,355  5.45       126,461      6,926  5.48       133,977      7,269  5.43
 Trading account
 securities(2)            13,609        596  4.38        21,546      1,199  5.56        10,280        527  5.13
                     ------------ ---------         ------------ ---------         ------------ ---------
   Total earning
   assets             16,335,666  1,300,059  7.96    15,838,265  1,290,910  8.15    14,706,029  1,196,658  8.14
                     ------------ ---------         ------------ ---------         ------------ ---------
 Unrealized
 gain/(losses) on
 securities
 available-for-
 sale                     12,793                        (20,525)                       (19,262)
 Allowance for
 loan losses            (179,640)                      (177,738)                      (187,511)
 Cash and due from
 banks                   600,968                        550,213                        571,902
 Other assets            953,412                        884,921                        711,947
                     ------------                   ------------                   ------------
 Total Assets        $17,723,199                    $17,075,136                    $15,783,105
                     ============                   ============                   ============
 Average
 Liabilities and
 Shareholders'
 Equity:
 Savings deposits     $4,632,882   $129,248  2.79%   $4,322,004   $116,841  2.70%   $4,146,572   $112,755  2.72%
 Time deposits:
  Negotiable           1,083,640     59,574  5.50     1,078,538     61,309  5.68     1,278,399     75,338  5.89
  Foreign                 37,384      2,007  5.37        38,792      2,113  5.45        46,841      2,685  5.73
  Other time           5,836,520    311,043  5.33     6,138,957    339,486  5.53     5,575,417    307,218  5.51
                     ------------ ---------         ------------ ---------         ------------ ---------
  Total interest-
  bearing deposits    11,590,426    501,872  4.33    11,578,291    519,749  4.49    11,047,229    497,996  4.51
 Federal funds
 purchased and
 repurchase
 agreements            1,002,060     48,267  4.82       739,981     35,850  4.84       534,903     24,870  4.65
 Other borrowed
 funds                 1,315,516     76,127  5.79     1,103,151     67,704  6.14       849,460     52,551  6.19
 Subordinated debt       100,000      6,745  6.75       100,000      6,745  6.75       100,000      6,760  6.76
 Capital
 securities              100,000      6,736  6.74        91,781      6,282  6.84            --         --    --
                     ------------ ---------         ------------ ---------         ------------ ---------
   Total interest-
   bearing funds      14,108,002    639,747  4.53    13,613,204    636,330  4.67    12,531,592    582,177  4.65
                     ------------ ---------         ------------ ---------         ------------ ---------
 Demand deposits       2,031,358                      1,806,165                      1,667,991
 Other liabilities       250,688                        278,766                        261,233
 Shareholders'
 equity:
  Common stock,
  capital surplus
  and retained
  earnings             1,323,602                      1,388,492                      1,336,054
  Unrealized
  gain/(losses) on
  securities
  available-for-
  sale                     9,549                        (11,491)                       (13,765)
                     ------------                   ------------                   ------------
 Total Liabilities
 and Shareholders'
 Equity              $17,723,199                    $17,075,136                    $15,783,105
                     ============                   ============                   ============
 Fully Taxable-
 Equivalent Net
 Interest Income                   $660,312  3.43%                $654,580  3.48%                $614,481  3.49%
                                  =========                      =========                      =========
 Net Interest
 Income as a
 Percentage of
 Average Earning
 Assets                                      4.04%                          4.13%                          4.18%
 Percentage of
 Total Assets:
 Foreign Assets               --                             --                            .04%
 Foreign
 Liabilities                 .21%                           .23%                           .30%


                                1995
                    ------------------------------
                      Average              Average
                      Balance    Interest   Rate
                    ------------ --------- -------
                   Income and rates on fully taxable
                equivalent basis (dollars in thousands)
 Average Assets:
 Loans(1)(2)         $8,608,575   $780,445  9.07%
 Taxable
 investment
 securities           4,460,026    296,326  6.64
 Tax-exempt
 investment
 securities(2)          392,358     35,932  9.16
 Mortgages held-
 for-sale               244,192     19,140  7.84
 Interest-earning
 deposits:
  Domestic               47,682      2,504  5.25
  Foreign                42,599      2,515  5.90
 Federal funds
 sold and resale
 agreements             273,301     16,426  6.01
 Trading account
 securities(2)           20,643      1,197  5.80
                    ------------ ---------
   Total earning
   assets            14,089,376  1,154,485  8.20
                    ------------ ---------
 Unrealized
 gain/(losses) on
 securities
 available-for-
 sale                   (19,002)
 Allowance for
 loan losses           (188,131)
 Cash and due from
 banks                  519,242
 Other assets           665,931
                    ------------
 Total Assets       $15,067,416
                    ============
 Average
 Liabilities and
 Shareholders'
 Equity:
 Savings deposits    $4,344,947   $120,637  2.78%
 Time deposits:
  Negotiable          1,586,867     96,166  6.06
  Foreign               225,964     14,137  6.26
  Other time          4,466,249    242,316  5.43
                    ------------ ---------
  Total interest-
  bearing deposits   10,624,027    473,256  4.45
 Federal funds
 purchased and
 repurchase
 agreements             440,547     22,572  5.12
 Other borrowed
 funds                  933,086     59,093  6.33
 Subordinated debt       12,603        877  6.96
 Capital
 securities                  --         --    --
                    ------------ ---------
   Total interest-
   bearing funds     12,010,263    555,798  4.63
                    ------------ ---------
 Demand deposits      1,576,256
 Other liabilities      227,428
 Shareholders'
 equity:
  Common stock,
  capital surplus
  and retained
  earnings            1,266,264
  Unrealized
  gain/(losses) on
  securities
  available-for-
  sale                  (12,795)
                    ------------
 Total Liabilities
 and Shareholders'
 Equity             $15,067,416
                    ============
 Fully Taxable-
 Equivalent Net
 Interest Income                  $598,687  3.57%
                                 =========
 Net Interest
 Income as a
 Percentage of
 Average Earning
 Assets                                     4.25%
 Percentage of
 Total Assets:
 Foreign Assets             .28%
 Foreign
 Liabilities               1.50%

-----
(1) Loan fees are included in interest income and are used to calculate average rates earned. Non-accrual loans are included in the average loan balances.
(2) Yields are computed on a fully taxable-equivalent basis using a federal tax rate of 35% in all years presented.

Loan Portfolio

As a financial intermediary, the acceptance and management of credit risk is an integral part of Old Kent's business activities. The Corporation has established strict credit underwriting standards. Except for certain loans, these standards include a policy of granting loans only within Old Kent's defined target market areas (primarily midwestern states) and prohibition of foreign loans. Lending standards are codified in a comprehensive lending policy which is uniform throughout the organization. Old Kent's lending staff is highly skilled and experienced. The Corporation's conservative lending philosophy is implemented through strong administrative and reporting requirements. Old Kent maintains a centralized, independent loan review function which monitors asset quality at its subsidiary banks. The Corporation also employs a centralized group of specialists which assists the subsidiaries in resolving troubled loans.

                                                            Percent
                                                              of
      Composition of total loans at December 31, 1999:       total
      ------------------------------------------------      -------
      Commercial, financial, agricultural loans and leases     28%
      Real estate loans--commercial and construction           29
                                                              ---
        Total commercial loans                                 57
      Real estate loans--residential mortgages                 14
      Consumer home equity loans                               17
      Consumer loans (primarily automobile loans)              12
                                                              ---
        Total Loans                                           100%
                                                              ===

One of Old Kent's strengths is its diversified loan portfolio. Approximately 43% of Old Kent's loan assets are comprised of credits granted to consumers in the form of residential mortgages and a variety of other consumer credit products, such as automobile loans, home equity loans, educational loans and other consumer financings.

Loans to commercial borrowers represent approximately 57% of Old Kent's loan portfolio. These loans are grouped by their nature and industry diversification, and as non-real estate related and as real estate related.

                                                   Real Estate
                                                     Related
                                                ------------------ Non-Real
      Commercial loan mix at                     Owner   Non-owner  Estate
      December 31, 1999:                Total   Occupied Occupied  Related
      ----------------------           -------- -------- --------- --------
                                              (dollars in millions)
      Contractors & Property Managers  $2,127.3   $416.6 $1,270.7    $440.0
      Services                          1,239.1    355.5    277.0     606.6
      Manufacturing                       910.0    102.7     18.9     788.4
      Retail                              566.8    118.5     38.2     410.1
      Wholesale                           382.2     40.6     14.5     327.1
      Finance                             453.2    135.5    168.7     149.0
      Transportation                      150.4     27.2     23.3      99.9
      Agriculture                          55.0      9.9      5.4      39.7
      Other                               775.1    313.7    152.7     308.7
      Leasing                             262.3       --       --     262.3
                                       -------- -------- --------  --------
      Total                            $6,921.4 $1,520.2 $1,969.4  $3,431.8
                                       ======== ======== ========  ========

At December 31, 1999, Old Kent's commercial loan and lease portfolio, excluding real estate related loans, approximated $3.4 billion, or about 28% of total loans. Loans to manufacturers represented the largest component at 23% of total non-real estate commercial loans. These loans are diversified among a large number of borrowers who produce a wide variety of durable and non-durable goods.

Commercial real estate and construction loans at December 31, 1999, totaled approximately $3.5 billion, or 29% of total loans. These loans have been grouped as owner-occupied (borrowers who occupy and utilize the loan related property in their respective businesses) and as non-owner-occupied (borrowers whose principal purpose of ownership lies in the production of rental receipts from the related property). As indicated, loans to the various categories of owner-occupied properties were 44% of commercial real estate and construction loans, and loans for non-owner-occupied properties were 56% of that total. Non-owner-occupied loans totaled $2.0 billion, or 17% of total loans and are distributed over a diverse base of borrowers. The largest segment within non-owner-occupied loans was housing related loans at 20% of total commercial real estate and construction loans.

At December 31, 1999, home equity loans secured by residential real estate represented 60%, and automobile loans were 28% of total consumer loans. During 1999, consumer loans increased by 40%, to $3.5 billion. This increase was the result of specific strategies intended to improve profitability through a higher yielding mix of total interest-earning assets. The strategies included both higher levels of loan originations by Old Kent's sales personnel along with the purchase of loans as discussed below. Based on the Corporation's ongoing development of its cultural orientation towards sales, Old Kent produced approximately $1.4 billion of consumer loans through its sales staff. During the same time, the credit quality of the Corporation's consumer loan portfolio has improved. At December 31, 1999, only 1.2% of total consumer loans were past due by 30 days or more, compared to 1.9% one year earlier.

Beginning in late 1998, as a means of better leveraging its balance sheet to enhance profitability, Old Kent began developing relationships to acquire consumer loans originated primarily through flow arrangements with third party originators. These loans, which largely consisted of home equity loans secured by residential real estate, aggregated approximately $822 million in 1999 and $39 million in 1998. The Corporation's underwriting criteria for these loan originations closely parallel those for loans originated under Old Kent's internal underwriting standards and include a reasonable expectation of appropriate returns based upon prudent assessments of risk, giving consideration to collateral values and expected duration in relation to the proposed transaction terms, and also included satisfactory completion of "due diligence" by qualified Old Kent staff. The due diligence procedures followed by the Corporation included an examination of the proposed loans; a review of the historical performance of similar loans originated by the counterparty; and consideration of the counterparty's reputation, history and its financial viability. In those instances where the loans are serviced by the counterparty, Old Kent also conducts on-site inspections of the servicer on a periodic, ongoing basis.

At December 31, 1999, these purchased loans had a carrying value of $790 million, with an associated delinquency ratio of 1.2%. These purchases also served to further geographically diversify the Corporation's credit risk, as they generally consist of loans originated outside of Old Kent's primary banking markets of Michigan, Illinois and Indiana. The credit risk of these purchased consumer loan portfolios as a group is geographically diversified. As of December 31, 1999, each of these purchased loan portfolios had performed in accordance with, or better than, Old Kent's initial expectation at the time of purchase. The Corporation expects to continue this strategy during 2000, by acquiring similar loan packages from time to time based on "flow" arrangements with select counterparties, provided that such portfolios, and the originators, continue to meet Old Kent's standards.

Old Kent has no foreign loans. Old Kent's policy is to be highly restrictive in granting credit to borrowers in businesses which are highly cyclical, such as agriculture and petroleum production. The Corporation is extremely selective in participating in loan syndications.

The following table summarizes the components of the Corporation's total loans at December 31 for each of the last five years:

                                                  December 31
                                -----------------------------------------------
                                  1999      1998      1997      1996     1995
                                --------- --------- --------- -------- --------
                                             (dollars in millions)
Commercial, financial and
 agricultural loans              $3,169.5  $2,818.6  $2,739.2 $2,411.3 $2,162.8
Real estate loans--commercial     2,397.7   2,093.0   2,074.1  1,927.3  1,813.8
Real estate loans--
 construction                     1,091.9     742.8     622.1    500.9    310.6
Real estate loans--residential
 mortgages                        1,647.1   1,895.9   2,031.1  2,084.8  1,758.7
Consumer home equity loans        2,081.9   1,125.1   1,012.7    805.3    684.8
Consumer loans--other             1,416.7   1,378.3   1,758.2  1,710.8  1,625.6
Credit card loans                      --        --       1.7    317.6    323.6
Lease financing                     262.3     166.4     174.8    209.2    207.1
                                --------- --------- --------- -------- --------
Total loans                     $12,067.1 $10,220.1 $10,413.9 $9,967.2 $8,887.0
                                ========= ========= ========= ======== ========

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

The following table summarizes the credit loss provisions, net credit losses and the allowance for credit losses for the last five years:

                                              Year ended December 31
                                   --------------------------------------------
                                     1999     1998     1997     1996     1995
                                   -------- -------- -------- -------- --------
                                              (dollars in thousands)
Provision for credit losses         $26,175  $47,218  $47,337  $35,876  $21,906
Net credit losses                    21,613   40,339   50,641   44,251   13,616
Allowance for credit losses at
 year-end                           184,287  179,605  173,203  181,898  188,430
Allowance as a percentage of:
  Year-end loans                      1.53%    1.76%    1.66%    1.82%    2.12%
  Year-end loans, excluding loans
   secured by residential first
   and second mortgages               2.21%    2.49%    2.35%    2.57%    2.92%
  Impaired loans                       321%     279%     273%     337%     370%
Ratio of net charge-offs to
 average loans outstanding during
 the year                              .20%     .40%     .49%     .47%     .16%
Credit loss recoveries as a
 percentage of prior year
 charge-offs                            36%      25%      29%      54%      50%

The provision for credit losses was $26.2 million in 1999, down from a provision of $43.7 million in 1998, excluding a special merger-related credit loss provision of $3.5 million to conform First Evergreen's credit review process and reserves with those of Old Kent. Favorable credit quality combined with the reduction in net credit losses justified a reduction of the provision from that of 1998. Impaired loans at December 31, 1999, totaled $57.4 million, a decrease of $7 million over $64.4 million at year-end 1998. At December 31, 1999, the ratio of the allowance to impaired loans was 321%. Over the past five years, the Corporation's actual loss experience on residential real estate loans has been negligible. At December 31, 1999, the ratio of the allowance to total loans exclusive of residential mortgages was 2.21%.

The following table summarizes loan balances at the end of each period and the daily averages; changes in the allowance for credit losses arising from loans charged-off and recoveries on loans previously charged-off, by loan classification; and additions to the allowance which have been charged to expense:

                                           Year ended December 31
                          -----------------------------------------------------------
                             1999        1998         1997         1996       1995
                          ----------- -----------  -----------  ---------- ----------
                                           (dollars in thousands)
Loans outstanding at end
 of year                  $12,067,061 $10,220,078  $10,413,973  $9,967,228 $8,887,002
                          =========== ===========  ===========  ========== ==========
Daily average of loans
 outstanding for year     $11,020,230 $10,179,364  $10,305,318  $9,430,956 $8,608,575
                          =========== ===========  ===========  ========== ==========
Balance of allowance for
 credit losses at
 beginning of year           $179,605    $173,203     $181,898    $188,430   $179,458
Net change in allowance
 due to loans (sold) and
 purchased                        120        (477)      (5,391)      1,843        682
Provision for credit
 losses                        26,175      47,218       47,337      35,876     21,906
Loans charged-off:
Commercial, financial
 and agricultural loans        13,948      22,784       12,713       5,018      5,657
Real estate loans--
 commercial                     2,517       3,533        1,449       3,451      2,805
Real estate loans--
 construction                     549         160          911          67         29
Real estate loans--
 residential mortgages            621         698          708         336        338
Consumer loans
 (including home equity
 loans)                        21,794      25,507       33,036      19,065     11,167
Credit card loans                  --           2       13,551      20,855      5,626
Lease financing                 3,016       4,703        5,021       9,845      1,148
                          ----------- -----------  -----------  ---------- ----------
Total charged-off              42,445      57,387       67,389      58,637     26,770
                          ----------- -----------  -----------  ---------- ----------
Recoveries of loans
 previously charged-off:
Commercial, financial
 and agricultural loans         6,251       3,401        4,459       3,370      3,004
Real estate loans--
 commercial                     1,833       1,166        3,260       4,703      5,779
Real estate loans--
 construction                      31          58           73       1,359        469
Real estate loans--
 residential mortgages             --          27          411          85         63
Consumer loans
 (including home equity
 loans)                        10,949      10,838        6,473       3,131      3,052
Credit card loans                  --           1          579         929        600
Lease financing                 1,768       1,557        1,493         809        187
                          ----------- -----------  -----------  ---------- ----------
Total recovered                20,832      17,048       16,748      14,386     13,154
                          ----------- -----------  -----------  ---------- ----------
Balance of allowance for
 credit losses at end of
 year                        $184,287    $179,605     $173,203    $181,898   $188,430
                          =========== ===========  ===========  ========== ==========

The following tables summarize net credit losses (total loans charged-off less total loans recovered) and their relationship to the daily average balances for each loan type listed for the last five years:

                                   Net credit losses (recoveries) for the
                                           year ended December 31
                                   -------------------------------------------
                                    1999     1998     1997     1996     1995
                                   -------  -------  -------  -------  -------
                                           (dollars in thousands)
Commercial, financial and
 agricultural loans                 $7,697  $19,383   $8,254   $1,648   $2,653
Real estate loans--commercial          684    2,367   (1,811)  (1,252)  (2,974)
Real estate loans--construction        518      102      838   (1,292)    (440)
Real estate loans--residential
 mortgages                             621      671      297      251      275
Consumer loans (including home
 equity loans)                      10,845   14,669   26,563   15,934    8,115
Credit card loans                       --        1   12,972   19,926    5,026
Lease financing                      1,248    3,146    3,528    9,036      961
                                   -------  -------  -------  -------  -------
Total net credit losses            $21,613  $40,339  $50,641  $44,251  $13,616
                                   =======  =======  =======  =======  =======
Net credit losses as a percentage
 of daily average
 total loans                           .20%     .40%     .49%     .47%     .16%
                                   =======  =======  =======  =======  =======

Old Kent's reserve for credit losses ("reserve") is general in nature and available to absorb credit losses of any loan segment. For analytical purposes in the table below, Old Kent has allocated its reserve among all loan segments at December 31, 1999. For the dates preceding 1999, the Corporation did not allocate the reserve in its entirety.

                                          Allocation of allowance for credit losses at December 31
                          -----------------------------------------------------------------------------------------
                                1999              1998              1997              1996              1995
                          ----------------- ----------------- ----------------- ----------------- -----------------
                                    Percent           Percent           Percent           Percent           Percent
                                      of                of                of                of                of
                                     loans             loans             loans             loans             loans
                                      to                to                to                to                to
                                     total             total             total             total             total
                          Allowance  loans  Allowance  loans  Allowance  loans  Allowance  loans  Allowance  loans
                          --------- ------- --------- ------- --------- ------- --------- ------- --------- -------
                                                           (dollars in thousands)
Commercial, financial
 and agricultural          $80,159    26.3%  $72,000    27.6%  $69,500    26.3%  $58,500    24.2%  $62,500    24.4%
Real estate--commercial     39,515    19.9    36,000    20.5    28,000    19.9    27,800    19.3    37,200    20.4
Real estate--
 construction               11,290     9.0    11,000     7.3     3,900     6.0     3,900     5.0     4,600     3.5
Real estate--residential     7,309    13.6     4,300    18.5     4,900    19.5     5,000    21.0     5,300    19.8
Consumer loans
 (including home equity
 loans)                     39,948    29.0    31,600    24.5    43,000    26.6    41,300    25.2    36,000    26.0
Credit card loans               --      --        --      --        --      --    16,000     3.2     8,000     3.6
Leases                       6,066     2.2     6,000     1.6     8,000     1.7    11,000     2.1     3,000     2.3
Not allocated                   --      --    18,705      --    15,903      --    18,398      --    31,830      --
                          --------   -----  --------   -----  --------   -----  --------   -----  --------   -----
Total allowance for
 credit losses            $184,287   100.0% $179,605   100.0% $173,203   100.0% $181,898   100.0% $188,430   100.0%
                          ========   =====  ========   =====  ========   =====  ========   =====  ========   =====

                                   Net credit losses as a percent of daily
                                        average balance for the year
                                   -------------------------------------------
                                    1999     1998     1997     1996     1995
                                   -------  -------  -------  -------  -------
Commercial, financial and
 agricultural loans                    .07%     .19%     .08%     .02%     .03%
Real estate loans--commercial          .01      .02     (.02)    (.01)    (.03)
Real estate loans--construction         --       --      .01     (.01)      --
Real estate loans--residential
 mortgages                             .01      .01       --      .01       --
Consumer loans (including home
 equity loans)                         .10      .15      .26      .17      .09
Credit card loans                       --       --      .13      .20      .06
Leases                                 .01      .03      .03      .09      .01
                                   -------  -------  -------  -------  -------
Total                                  .20%     .40%     .49%     .47%     .16%
                                   =======  =======  =======  =======  =======

The decrease of 20 basis points in 1999 from 1998 is primarily the result of continued conservative underwriting standards as well as a generally favorable economy. As a result of the sale of the Corporation's credit card portfolio in 1997, net credit losses in this category were significantly reduced in 1998.
Net credit losses for 1998 included approximately $3 million, or .03% of average total loans, attributable to Old Kent's application of its credit evaluation policies and practices to First Evergreen's loan portfolio at the time of the merger.

 Nonperforming Assets

The following is a summary of nonperforming assets for the last five years:

                                                 December 31
                                   -------------------------------------------
                                    1999     1998     1997     1996     1995
                                   -------  -------  -------  -------  -------
                                           (dollars in thousands)
Impaired loans:
  Nonaccrual loans                 $55,491  $61,238  $59,610  $49,866  $46,932
  Restructured loans                 1,878    3,147    3,911    4,162    4,006
                                   -------  -------  -------  -------  -------
Total impaired loans                57,369   64,385   63,521   54,028   50,938
Other real estate owned              8,151    8,106    8,213    8,424   12,040
                                   -------  -------  -------  -------  -------
Total nonperforming assets         $65,520  $72,491  $71,734  $62,452  $62,978
                                   =======  =======  =======  =======  =======
Impaired loans as a percentage of
 total loans                           .48%     .63%     .61%     .54%     .57%

At December 31, 1999, commercial loans represented 51% of loans on nonaccrual status, down from 85% one year earlier. The offsetting increase was in residential mortgage loans which represented 45% at year-end 1999 compared to 13% at year-end 1998. Old Kent has historically experienced negligible losses on loans secured by residential real estate. Old Kent's practice is to place residential mortgages on nonaccrual status at the point payments become 90 days past due, without regard to collateral valuations, affording operational efficiencies. Since these loans tend to be smaller and homogenous in nature, the Corporation's management believes that the overall credit risk associated with loans on nonaccrual status improved during 1999.

Loans past due 90 days or more, but for which interest income continues to be recognized, are not included in the Corporation's nonperforming assets. The following table summarizes such loans for the last five years:

                                               December 31
                                 -------------------------------------------
                                  1999     1998     1997     1996     1995
                                 -------  -------  -------  -------  -------
                                         (dollars in thousands)
Loans past due ninety days or
 more                            $14,168  $16,858  $17,875  $40,796  $33,741
Loans past due ninety days or
 more, as a percentage of total
 loans                               .12%     .17%     .17%     .41%     .38%

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. The management of Old Kent believes that the allowance for credit losses at December 31, 1999, is adequate to absorb probable credit losses inherent in the loan portfolio. The Corporation's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrowers' ability to repay loan principal. Since Old Kent immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these assets is generally limited to cash collections of interest.

Other Income

Total non-interest income (excluding security transactions) increased 18.2%, or $64.2 million, in 1999 compared to 28.4%, or $77.9 million, in 1998. Non-interest income has become a proportionally greater component of Old Kent's total revenues. In 1999, non-interest income was 37.5% of total revenues compared to 34.8% for 1998, and 30.7% for 1997. This favorable change in revenue mix is a direct result of Old Kent's goal to diversify its revenue streams. A discussion of non-interest income components follows.

The following table summarizes the major categories of other income for the last three years:

                                            Year ended December 31
                                          --------------------------
                                            1999     1998     1997
                                          -------- -------- --------
                                            (dollars in thousands)
Mortgage banking revenues--net            $188,335 $147,155  $95,786
Investment management and trust revenues    73,835   66,250   56,801
Deposit account revenue                     69,673   64,304   56,594
Transaction processing revenue              22,529   21,594   14,760
Insurance sales commissions                 23,340   20,434   14,577
Securities transactions                      7,948   16,899    9,543
Other                                       39,100   32,842   36,155
                                          -------- -------- --------
Total other income                        $424,760 $369,478 $284,216
                                          ======== ======== ========

 Mortgage Banking Revenues

The Corporation's mortgage banking activities are conducted through its wholly-owned subsidiary, Old Kent Mortgage Company ("OKMC"). OKMC is a full service mortgage company, originating loans on a nationwide basis. OKMC is primarily engaged in the origination, sale and servicing of single family mortgage loans. OKMC also purchases and sells mortgage servicing portfolios. Revenues for the mortgage banking line of business represented 16.8%, 14.3% and 10.2% of the Corporation's fully taxable-equivalent net interest income plus non-interest income for the years 1999, 1998, and 1997, respectively.

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

As discussed below, increases in interest rates during the latter part of 1999 had the effect of reducing demand for residential mortgages, especially refinancings. Based on interest rate levels in effect at December 31, 1999, the Corporation expects that the proportional contribution to net income for 2000 by its Mortgage Banking line of business may be less than that of 1999.

The following summarizes the mortgage banking activity and revenue for the past three years:

                                                  Year ended December 31
                                            -----------------------------------
                                               1999        1998         1997
                                            ----------- -----------  ----------
                                                  (dollars in thousands)
Originations and acquisitions of mortgages
 held-for-sale                              $12,212,473 $13,612,911  $6,899,161
                                            =========== ===========  ==========
Proceeds from sales and prepayments of
 mortgages held-for-sale                    $13,514,366 $12,598,182  $6,284,392
                                            =========== ===========  ==========
Mortgage banking revenue (net), consisted
 of:
  Mortgage banking gains                       $162,039    $162,466     $70,275
  Mortgage origination fees (net of direct
   costs)                                        13,601      (1,941)     14,859
  Mortgage loan servicing revenues (net of
   direct costs)                                 12,695     (13,370)     10,652
                                            ----------- -----------  ----------
Total mortgage banking revenue (net)           $188,335    $147,155     $95,786
                                            =========== ===========  ==========

                                                       December 31
                                            -----------------------------------
                                               1999        1998         1997
                                            ----------- -----------  ----------
                                                  (dollars in millions)
Mortgages serviced for third parties            $14,726     $14,248     $11,985
Mortgages held-for-sale                             900       2,263       1,278
Mortgage loans serviced by Old Kent for
 its own portfolio                                1,593       1,555       1,735
                                            ----------- -----------  ----------
Total mortgages serviced                        $17,219     $18,066     $14,998
                                            =========== ===========  ==========

The following table summarizes location and origination volume for the past three years:

                                                       December 31
                                            -----------------------------------
                                               1999        1998         1997
                                            ----------- -----------  ----------
                                                  (dollars in billions)
States/Offices                                   32/147      32/143      25/104
Originations                                      $12.2       $13.6        $6.9

Loan origination volumes declined slightly from 1998 to 1999. Higher interest rates during the latter part of 1999 reduced the level of loan origination volumes, particularly refinancings. In contrast, refinancing activity during 1998 contributed to the high level of loan origination volume during that year.

Gain on sale of loans and mortgage origination fees remained high despite the slowdown in mortgage production volume in 1999 compared to 1998. The origination of government and specialty loans and an increase in the loan volume generated from the retail production franchise contributed to the strong level of fee income and gains on sales of loans.

OKMC is an active seller of mortgage servicing portfolios. The Company views these sales as an opportunity to maximize the value of the mortgage servicing rights retained on the balance sheet while simultaneously limiting the exposure of the Company to changes in the value of mortgage servicing rights. At December 31, 1999, OKMC had commitments to sell mortgage servicing rights associated with between $2.5 and $5.0 billion of newly originated conventional mortgage loans. The Company expects to fulfill its commitment during the first three quarters of 2000.

Mortgage servicing revenue increased significantly during 1999. Higher mortgage interest rates contributed to slowing prepayment speeds and increased the value of existing servicing rights. As a result, the rate of servicing rights amortization was reduced and the servicing valuation reserve decreased by $9.1 million. In contrast, mortgage servicing revenues in 1998 were adversely impacted by lower mortgage interest rates and higher mortgage refinancing activity and prepayments. Therefore, the rate of servicing rights amortization increased and the servicing valuation reserve rose by $4.5 million.

For the past three years, net mortgage servicing revenue was comprised of:

                                                   Year ended December 31
                                                 -----------------------------
                                                   1999       1998      1997
                                                 ---------  --------  --------
                                                   (dollars in thousands)
Mortgage servicing revenues                        $67,074   $52,632   $42,088
Amortization of servicing rights and other
 direct servicing costs                            (63,508)  (61,502)  (31,289)
Change in servicing valuation reserve                9,129    (4,500)     (147)
                                                 ---------  --------  --------
Mortgage loan servicing revenues (net of direct
 costs)                                            $12,695  $(13,370)  $10,652
                                                 =========  ========  ========

The following reflects changes in the carrying value of mortgage servicing rights:

                                                   Year ended December 31
                                                 -----------------------------
                                                   1999       1998      1997
                                                 ---------  --------  --------
                                                   (dollars in thousands)
Balance at beginning of period                    $219,543  $146,761   $96,297
Additions                                          257,720   202,695   111,539
Sales                                             (155,840)  (73,740)  (30,457)
Amortization                                       (55,656)  (51,673)  (30,471)
Change in servicing valuation reserve                9,129    (4,500)     (147)
                                                 ---------  --------  --------
Balance at end of period                          $274,896  $219,543  $146,761
                                                 =========  ========  ========
Estimated fair value of mortgage servicing
 rights                                           $323,000  $255,000  $166,000
                                                 =========  ========  ========

 Investment Management and Trust Revenues

Investment management and trust activities also generate a significant amount of revenue for Old Kent. Trust revenues increased to $73.8 million in 1999, up $7.6 million, or 11.5%, over 1998. This compares to a $9.5 million increase, or 16.6%, in 1998. These increases reflect the Corporation's commitment to growth and optimization of its fee-based businesses, and resulted from successful, aggressive sales and new business development efforts.

The table below summarizes assets managed in a fiduciary capacity as of the dates indicated:

                                  December 31
                                 --------------
                                 1999 1998 1997
                                 ---- ---- ----
                                  (dollars in
                                   billions)
The Kent Funds                   $6.4 $6.1 $5.1
Individually managed portfolios   3.2  3.3  3.1
Other managed assets              1.5  2.2  1.5

 Deposit Account Revenues

Service charges on deposit accounts increased to $69.7 million in 1999, an increase of $5.4 million, or 8.4%. This compares to an increase of $7.7 million, or 13.6%, in 1998. These increases were due both to an increase in the customer base and to Old Kent's continuing focus on improving non-interest revenues.

 Transaction Processing Fees

Transaction processing fees include items such as fees and commissions on money orders and travelers checks, foreign exchange fees, debit card interchange income, check cashing and collection charges. These revenues totaled $22.5 million in 1999 and $21.6 million in 1998.

 Insurance Sales Commissions

The increase in insurance sales commissions to $23.3 million in 1999, $20.4 million in 1998 and $14.6 million in 1997 is due to the Corporation's emphasis on fee-based revenues and new business development efforts. At December 31, 1999, Old Kent Insurance Group is the largest bank-owned insurance agency in the State of Michigan.

Other Expenses

The following table summarizes the major categories of other expenses for the last three years:

                                             Year ended December 31
                                           --------------------------
                                             1999     1998     1997
                                           -------- -------- --------
                                             (dollars in thousands)
Salaries                                   $292,908 $269,270 $243,295
Employee benefits                            47,524   53,038   52,671
Occupancy                                    51,472   46,677   43,636
Equipment                                    43,283   39,510   35,563
Professional services                        44,469   29,783   22,701
Telephone and telecommunications             23,534   18,699   15,339
Postage and courier charges                  17,161   16,461   14,848
Amortization of goodwill and core deposit
 intangibles                                 16,722   16,656   16,648
Merger related charges                       26,000   24,993       --
Other                                       123,396  109,847   91,694
                                           -------- -------- --------
Total other expenses                       $686,469 $624,934 $536,395
                                           ======== ======== ========

 Salaries and Employee Benefits

Salaries and employee benefits represent the largest category of non-interest expense. These personnel costs increased by $18.1 million in 1999 and $26.3 million in 1998 primarily due to growth and expansion of OKMC, and increased staffing of the Investment and Insurance Services line of business. In addition, during 1999, Old Kent shifted a greater portion of its compensation to a "pay for performance" sales incentive based structure. This shift had a favorable influence on total revenues as discussed above. Old Kent measures its staff size in terms of full-time equivalent ("FTE") employees. Full-time equivalency expresses staff size by translating the efforts of part-time employees and over-time hours into the equivalent efforts of full-time employees.

The following summarizes FTE staff sizes as of the dates indicated:

                                           Full-time Equivalent Staff
                                  --------------------------------------------
                                     FTE change
                                    Dec. 31, 1999
                                  vs. Dec. 31, 1998 12/31/99 12/31/98 12/31/97
                                  ----------------- -------- -------- --------
Banking                                 (296)        4,911    5,207    5,586
Mortgage banking                         200         2,778    2,578    1,624
Insurance, leasing and brokerage          24           329      305      318
                                        ----         -----    -----    -----
Total FTE                                (72)        8,018    8,090    7,528
                                        ====         =====    =====    =====

The table displays a 200 FTE increase in the staff size of OKMC from year-end 1998 to 1999. This increase is primarily attributable to geographic expansion of Old Kent's mortgage banking business. Based upon decreased demand levels for mortgage loans as previously discussed, in mid-1999, OKMC began to decrease its capacity. At December 31, 1999, OKMC had 20 fewer offices and 236 less staff than at June 30, 1999, when OKMC was at its peak capacity. Old Kent Mortgage Company's management anticipates further capacity reductions during 2000. The 296 FTE decrease from year-end 1998 to 1999 for Old Kent's core banking groups is a result of efforts to improve efficiency and eliminate redundant staffing, primarily as a result of mergers.

 Occupancy and Equipment Expense

Occupancy expense increased by $4.8 million, or 10.3%, in 1999 due primarily to the geographic expansion of OKMC. Occupancy expense increased by $3.0 million, or 7.0%, in 1998 due to the effect of OKMC business acquisitions. The table below summarizes occupancy expense for the years indicated:

                                   Occupancy expense for the year
                                  ---------------------------------
                                  1999 over
                                    1998     1999    1998    1997
                                  --------- ------- ------- -------
                                       (dollars in thousands)
Banking                              $842   $37,640 $36,798 $36,629
Mortgage banking                    4,046    12,574   8,528   6,076
Insurance, leasing and brokerage      (93)    1,258   1,351     931
                                   ------   ------- ------- -------
Total occupancy expense            $4,795   $51,472 $46,677 $43,636
                                   ======   ======= ======= =======

Equipment expense increased by approximately $3.8 million in 1999 as compared to the prior year. This increase includes the effects of expansion by OKMC. It also reflects the effects of changes in Old Kent's retail delivery system. Old Kent increased its use of ATMs and other technology based delivery mechanisms (such as telecommunications based services) as a means of improving and expanding retail service access; at December 31, 1999, Old Kent had 568 ATMs in operation compared to 511 ATMs one year earlier.

 Professional Services

Expenses related to professional services increased to $44.5 million, or 49.3%, from 1998 to 1999. The increase was primarily related to outside support in the origination and servicing of mortgage loans, a decision to outsource maintenance and processing of the Corporation's trust system and technology support related to the Corporation's year 2000 remediation.

 Amortization of Intangibles

Amortization of goodwill and core deposit intangibles totaled $16.7 million, $16.7 million, and $16.6 million in 1999, 1998, and 1997, respectively. This amortization represents non-cash charges to operations. The table below illustrates the proforma effect on earnings per share as if the effect of these charges were excluded from net income, sometimes referred to as "cash" earnings per share.

                                               Year ended
                                               December 31
                                            -----------------
                                            1999  1998  1997
                                            ----- ----- -----
Basic earnings per share (as reported)      $2.13 $1.82 $1.73
Proforma "basic cash earnings per share"     2.26  1.95  1.84
Diluted earnings per share (as reported)     2.11  1.81  1.71
Proforma "diluted cash earnings per share"   2.24  1.93  1.83

 Merger-Related Charges

During the third quarter of 1999, Old Kent recognized $17.6 million of after-tax, merger-related charges which had the effect of reducing diluted earnings per share by $.15. On a pre-tax basis, the charges consisted of: transaction costs of $2.0 million; employment charges of $11.8 million, primarily related to reduction of redundant staffing; and $12.2 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations.

During the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger related charges which had the effect of reducing diluted earnings per share by $.15. On a pre-tax basis, the charges consisted of: transaction costs of $6.0 million; employment charges of $9.4 million, primarily related to reduction of redundant staffing; $9.6 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations; and a $3.5 million special loan loss provision to conform First Evergreen's credit review process and reserves to Old Kent's.

 Year 2000 Readiness Disclosure

The Old Kent corporate compliance program was developed in 1995 and was a three phased project plan managed through a central Year 2000 project office. All three phases of the project have been successfully completed as scheduled. Old Kent has been operating successfully in the 2000 environment since December 31, 1999, with no material issues encountered.

Although considered unlikely, Old Kent could experience unanticipated problems in its business processes. This includes compliance problems associated with customers and third party vendors, or disruptions to the general economy. Management will continue to monitor all business processes, including interaction with the Corporation's customers and third party vendors, throughout 2000 to address any issues.

Diagnosis, reprogramming, and other remedies were projected to result in expenditures of approximately $16 million over the four years ended December 31, 1999. Cumulative expenditures totaled $15.9 million for the four year period ended December 31, 1999.

 Income Taxes

The income tax provision was $136.8 million in 1999, $118.4 million in 1998, and $118.3 million in 1997. Income tax expense as a percentage of pre-tax income was 35.1% in 1999, 34.4% in 1998, and 34.6% in 1997.

Old Kent Common Stock

Old Kent Common Stock is traded on the New York Stock Exchange under the symbol OK. The following table sets forth the range of prices for Old Kent Common Stock for the periods indicated. Prices for periods prior to December 2, 1998, represent bid quotations on the NASDAQ Stock Market, which reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. Prices have been adjusted to reflect 5% stock dividends distributed in both 1999 and 1998.

                    1999          1998
                ------------- -------------
      Quarter    Low    High   Low    High
      -------   ------ ------ ------ ------
      1st       $39.52 $45.00 $32.66 $37.19
      2nd        40.00  46.85  33.95  37.58
      3rd        36.63  44.75  27.50  37.86
      4th        33.56  42.25  27.74  44.29

As of February 18, 2000 there were 121,912,301 shares of Old Kent Financial Corporation Common Stock issued and outstanding, held by approximately 19,221 holders of record.

Cash Dividends

The Corporation has paid regular cash dividends every quarter since it was organized as a bank holding company in 1972. Including the history of Old Kent Bank and Trust Company prior to organization of its holding company, Old Kent has increased its cash dividends per share in each of the last 41 years. The following table summarizes the quarterly cash dividends paid to common shareholders over the past five years, adjusted for five percent stock dividends paid during the third quarter in each of the past five years, and for a two-for-one stock split paid in December, 1997.

      Quarter   1999  1998  1997  1996  1995
      -------   ----- ----- ----- ----- -----
      1st       $.190 $.163 $.147 $.131 $.122
      2nd        .190  .163  .147  .131  .122
      3rd        .200  .172  .153  .140  .128
      4th        .220  .190  .163  .147  .131
                ----- ----- ----- ----- -----
      Total     $.800 $.688 $.610 $.549 $.503
                ===== ===== ===== ===== =====

The earnings of Old Kent's subsidiary banks are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting each individual bank. Based on projected earnings and liquidity, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 2000.

Capital

At December 31, 1999, the Corporation's total equity was $1.2 billion, or 7.1%, less than the preceding year-end total. As shown in the accompanying Consolidated Financial Statements and described in Note 13 to the Consolidated Financial Statements, Old Kent repurchased stock in each of the last three years under authorizations which included reacquiring shares to reissue in connection with future stock dividends, employee stock plans, and certain other corporate purposes. These repurchases have favorably influenced earnings per share and return on average equity. The Corporation expects to continue to repurchase its common stock in 2000, under the June, 1999, authorization cited in Note 13 to the Consolidated Financial Statements.

Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), requires that the "after-tax" unrealized gain or loss on securities available-for-sale be carried as a separate component of comprehensive income. At December 31, 1999 this after-tax loss was $103.4 million compared to a gain of $14.5 million on December 31, 1998. Market values of securities, particularly those that are of longer terms, and which have fixed rates of interest, are subject to price volatility depending upon changes in interest rates. Under SFAS 115, total shareholders' equity will be subject to favorable or unfavorable influences of the financial markets on the fair values of securities available-for-sale.

Under the risk-based capital regulations presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk of various asset categories, and certain off-balance sheet instruments, such as loan commitments and letters of credit. Banks and bank holding companies are required to maintain certain minimum ratios. As shown in Note 23 to the Consolidated Financial Statements, at December 31, 1999, ratios of Old Kent and its subsidiary banks exceeded the regulatory guidelines to be considered "well capitalized" for regulatory purposes. At December 31, 1999, the ratio of total shareholders' equity to total assets was 6.8% compared to 7.1% one year earlier.

Book value per common share is calculated by dividing total shareholders' equity by the number of shares outstanding as of a given date.

The following is a reconciliation of book value per share:

                                                                 Per share
                                                                  amount
                                                                 ---------
Book value per common share at December 31, 1998                  $10.95
For the year ended December 31, 1999:
  Basic earnings per share                                          2.13
  Dividends per common share                                       (0.80)
  Effect of stock repurchases (net of stock issuances)             (1.24)
  Change in unrealized loss on securities available-for-sale and
   other changes                                                   (0.61)
                                                                  ------
Book value per common share at December 31, 1999                  $10.43
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

Old Kent's most readily available source of liquidity is its investment portfolio. Old Kent's securities available-for-sale, which totaled $2.7 billion at December 31, 1999, represent a highly accessible source of liquidity. The Corporation's portfolio of securities held-to-maturity, which totaled $609 million at December 31, 1999, provides liquidity from maturities and amortization payments. The Corporation's mortgages held-for-sale provide additional liquidity. These loans represent recently funded home mortgage loans that are being prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within Old Kent's defined markets are another source of liquidity. Core deposits (demand, savings, money market, and consumer time deposits) totaled $12.6 billion at December 31, 1999. These same markets offer additional liquidity in the form of large deposit instruments and other equivalent non-deposit products. Additionally, Old Kent Bank may access the federal funds markets or utilize collateralized borrowings.

The national capital markets represent a further source of liquidity to Old Kent. Old Kent filed three shelf registrations, which are intended to permit Old Kent to raise capital through sales of additional securities with a relatively short lead time. A $250 million shelf registration registers common stock, preferred stock, depository shares, debt securities, and warrants for future sale. A second shelf registration registers an additional $200 million of trust preferred securities for future sale. The proceeds of any issuance will be for general corporate purposes, which may include reducing debt and repurchasing common stock. The third shelf registration registers 2.5 million shares of common stock to use in future small, stock based acquisitions.

Old Kent Bank has implemented a bank note program which permits it to issue up to $2.0 billion of short-term and medium-term notes. This program is intended to enhance liquidity by enabling Old Kent Bank to sell its debt instruments in the public markets in the future without the delays which would otherwise be incurred. As shown in Note 10 to the Consolidated Financial Statements, there were $500 million of bank notes outstanding at December 31, 1999.

      Credit ratings at December 31,    Thomson          Standard
      1999                             BankWatch Moody's & Poor's
      ------------------------------   --------- ------- --------
      Old Kent Financial Corporation:
        Issuer                             A/B      --       --
        Short-term                       TBW-1      --       --
        Long-term senior debt               --      A2       --
        Long-term subordinated debt         A+      A3       A-

      Old Kent Bank:
        Short-term                       TBW-1     P-1      A-1
        Long-term senior debt              AA-      A1        A

      Old Kent Capital Trust I:             --    "a2"     BBB+

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

 Market Risk Management

Old Kent faces market risk to the extent that the fair values of its financial instruments are affected by changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, or other market factors. The Corporation's market risk exposure is mainly comprised of its sensitivity to interest rate risk. The Corporation is sensitive, in various categories of assets, liabilities and off-balance sheet positions, to changes in prevailing rates in the U.S. for the prime rate, mortgage rates, U.S. Treasury rates and various money market indexes. The asset/liability management discipline as applied at Old Kent seeks to limit the volatility of both earnings and the value of capital that can result from changes in market interest rates. This is accomplished by matching asset and liability principal balances that reprice and mature, estimating how administered rates adjust, simulating business results under varying interest rate scenarios, and estimating the change in the net present value of the Corporation's assets, liabilities, and off-balance sheet instruments due to interest rate changes. Principal maturities and repricing profiles are monitored through static gap analysis, business results are simulated, and the net present value of the Corporation's financial instruments is estimated through computer modeling. These different measurement techniques offer complementary information to assist management to better understand and mitigate the possible negative impact that interest rate changes can have on the Corporation.

Virtually all of the Corporation's financial instruments have been entered into for non-trading purposes. The Corporation held no securities in its trading account as of December 31, 1999, and only occasionally warehouses securities in this account for resale to customers or for liquidation. Accordingly, the Corporation does not consider the market risk of its trading portfolio to be material. The Corporation's foreign exchange activities are primarily limited to fixing forward currency settlements for customers and then offsetting those positions with approved counterparties. Since the customer forward settlements are fully offset with counterparty contracts, the Corporation does not consider the market risk of its foreign exchange activities to be material.

Static Gap Analysis: The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 1999:

                          0-30    31-90    91-180    181-365    1-5    Over 5
                          Days    Days      Days      Days     Years   Years   Total
                         ------  -------   -------   -------   ------  ------  ------
                                        (dollars in millions)
Non-loan interest-
 earning assets             $76      $92      $156      $221   $1,557  $1,245  $3,347
Loans                     4,710      874       468       978    4,470   1,443  12,943
                         ------  -------   -------   -------   ------  ------  ------
Total interest-earning
 assets                   4,786      966       624     1,199    6,027   2,688  16,290
                         ------  -------   -------   -------   ------  ------  ------
Savings & money market
 accounts*                1,117    1,166        --        --       --   3,023   5,306
Domestic time deposits      908    1,313     1,532     1,558      911      17   6,239
Foreign time deposits       105       --        --         5       --      --     110
Purchased funds and
 long-term debt           2,023      225         4        23      177     299   2,751
                         ------  -------   -------   -------   ------  ------  ------
Total interest-bearing
 liabilities              4,153    2,704     1,536     1,586    1,088   3,339  14,406
                         ------  -------   -------   -------   ------  ------  ------
Interest-earning assets
 less interest-bearing
 liabilities                633   (1,738)     (912)     (387)   4,939    (651)  1,884
Impact of interest rate
 swaps                     (425)    (195)      200       200      220      --      --
                         ------  -------   -------   -------   ------  ------  ------
Asset (liability) gap      $208  $(1,933)    $(712)    $(187)  $5,159   $(651) $1,884
Cumulative asset gap       $208  $(1,725)  $(2,437)  $(2,624)  $2,535  $1,884
Cumulative gap as a
 percentage of
 cumulative earning
 assets                     4.4%   (30.0)%   (38.2)%   (34.6)%   18.6%   11.6%

--------
* (The placement of indeterminate maturity deposits on the gap analysis represents an allocation of 21% of the balances to the 0-30 Days period, 22% to the 31-90 Days period, and 57% to the Over 5 Years period even though these deposits are payable on demand. This distribution is based on historical analyses of the amount by which the rates paid on these deposits changed as alternative market rates changed, and on the estimated sensitivity of balances to changes in such alternative market rates.)

Total interest-earning assets exceeded interest-bearing liabilities by $1.9 billion at December 31, 1999. This difference was funded through non-interest-bearing liabilities and shareholders' equity. The above table shows that total liabilities maturing or repricing within one year exceed assets maturing or repricing within one year by $2.6 billion. However, the repricing and cash flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of Old Kent. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

Simulation: Old Kent recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. Old Kent also uses a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk. The Corporation's sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate parallel interest rate shocks are constructed in the model. These rate shocks reflect changes of equal magnitude to all market interest rates. The Corporation's next twelve months of net interest income are then forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity of the Corporation's earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income simulation model includes both on-balance sheet loan, investment, deposit, and debt instruments as well as off-balance sheet interest rate swaps.

The Corporation's forecasted net interest income sensitivity is monitored by the corporate Asset/Liability Committee which has established limits in the interest rate risk limit policy. Throughout 1999, the forecasted exposure was within the Corporation's established policy limits.

Net Interest Income Sensitivity: Change vs. Projected Results under Constant
Rates

Year-End 1999 12 Month Projection

                                                                         ALCO
Rate Shock Amount:                 (2.00)% (1.00)% 0.00% 1.00%  2.00%   Policy
------------------                 ------- ------- ----- ------ ------ --------
Percent change in net interest       1.3%   1.0%     --  (1.7)% (3.3)% (10.00)%
 income vs. constant rates

Year-End 1998 12 Month Projection
                                                                         ALCO
Rate Shock Amount:                 (2.00)% (1.00)% 0.00% 1.00%  2.00%   Policy
------------------                 ------- ------- ----- ------ ------ --------
Percent change in net interest      (.5)%    .1%     --   (.8)% (1.8)% (10.00)%
 income vs. constant rates

An important component of Old Kent's management of interest rate risk is the Corporation's use of interest rate swaps. At December 31, 1999, the total notional amount (the amount used to calculate interest) of outstanding interest rate swap agreements used to manage interest rate risk was $1.4 billion. For 1999 and 1998, Old Kent's interest rate swaps increased net interest income by approximately $6.8 million and $5.1 million respectively. This improved the Corporation's net interest margin by .04% in 1999 and by .03% in 1998. The following table presents information regarding swap activity during 1999:

Swap Activity

                            12/31/98          Matured or New Swap 12/31/99
                            Notional Called   Cancelled  Notional Notional
                            -------- -------  ---------- -------- --------
                                        (dollars In millions)
Receive fixed/pay floating   $819.9  $(100.0)  $(200.0)   $500.0  $1,019.9
Receive floating/pay fixed     50.0      0.0     (50.0)    400.0     400.0
                             ------  -------   -------    ------  --------
                             $869.9  $(100.0)  $(250.0)   $900.0  $1,419.9
                             ======  =======   =======    ======  ========

Swap Maturity Profile

Notional amounts of swaps are scheduled to mature as follows:

                             2000   2001   2002   2003  2004+  Total
                            ------ ------ ------ ------ ----- --------
                                      (dollars in millions)
Receive fixed/pay floating  $400.0 $194.9 $425.0  $  -- $  -- $1,019.9
Receive floating/pay fixed      --  200.0  100.0  100.0    --    400.0
                                                              --------
                                                              $1,419.9
                                                              ========

The weighted average interest rates for the above swap portfolio are summarized as follows:

                             At December   At December
                              31, 1999      31, 1998
                            ------------- -------------
                            Receive  Pay  Receive  Pay
                             Rate   Rate   Rate   Rate
                            ------- ----- ------- -----
Receive fixed/pay floating   6.70%  6.69%  6.34%  5.30%
Receive floating/pay fixed   5.47%  5.99%  5.34%  5.48%

Economic Value of Equity: As part of the Corporation's asset/liability management process, quarterly estimations are conducted that measure the net present value of Old Kent's current financial instruments, which are also referred to as the economic value of equity. The process involves estimating the principal and interest cash flows for all financial instruments and then discounting those cash flows back to their present value using discount rates for products of similar duration and credit quality. The economic value of equity is defined as the Corporation's book equity plus the net present value of the asset, liability, and off-balance sheet instruments. The measurement is first conducted under an assumed environment of unchanged market interest rates. Next, net present value measurements are conducted under various levels of parallel market interest rate shocks. The resulting change in economic value of equity under rate shocks is an indication of the fair value variability of the Corporation's financial instruments as of the reporting date.

The economic value of equity model includes both on-balance sheet loan, investment, mortgage servicing rights, deposit, and debt instruments as well as off-balance sheet interest rate swaps, Treasury futures and options, mortgage forward sales contracts, and mortgage options. The cash flows for instruments containing options are adjusted to reflect expected results under each rate shock scenario. Those adjustments are made by considering both the specific terms of certain instruments (e.g. callable bonds) and market consensus forecasts about specific asset classes (e.g. mortgage-backed securities). This measure does not reflect the impact of new financial instruments or of changes in loan production volume that would be expected to occur as interest rates change. For example, management believes that lower market interest rates would significantly increase mortgage production volume and income, more than offsetting any decrease in the value of mortgage servicing rights that is reflected in the economic value of equity measure below.

The magnitude of the change in the economic value of equity is monitored by the corporate Asset/Liability Committee which has established limits in the interest rate risk limit policy. Throughout 1999, the estimated variability of the economic value of equity was within the Corporation's established policy limits.

Economic Value of Equity Sensitivity Change vs. Results under Constant Rates

Year-End 1999 Economic Value of Equity Profile

                                                                      ALCO
Rate Shock Amount:                              (2.00)% 0.00% 2.00%  Policy
------------------                              ------- ----- ------ -------
Static Economic Value of Equity Change           (.8)%    --  (9.1)% (16.0)%

Year-End 1998 Economic Value of Equity Profile
                                                                      ALCO
Rate Shock Amount:                              (2.00)% 0.00% 2.00%  Policy
------------------                              ------- ----- ------ -------
Static Economic Value of Equity Change          (9.4)%    --  (1.9)% (16.0)%

Note: The Year-End 1998 Economic Value of Equity Profile has not been restated to include CFSB Bancorp and Pinnacle Banc Group. The required data was not available and it was impracticable to re-create the analysis for those entities.

The Corporation's projected net interest income sensitivity and economic value of equity sensitivity both indicate a slightly greater exposure to an upward 2.00% rate shock at December 31, 1999 than at December 31, 1998. This is primarily due to three factors that developed throughout 1999. First, most of the Corporation's loan growth occurred in fixed rate products. Second, customers shifted a larger portion of their deposit dollars into accounts that are more sensitive to changes in interest rates. Third, the forecasted prepayment speeds for the Corporation's mortgage-related assets were lowered as market rates rose and refinance activity slowed. These three factors combined to lengthen the maturity and repricing sensitivity of assets and to shorten the repricing sensitivity of liabilities. Management partially offset this trend by cancelling existing pay floating swaps, entering new pay fixed swaps, and increasing its medium-term fixed rate borrowings from the Federal Home Loan Bank.

Despite the above change in the Corporation's interest rate risk profile, the estimated sensitivity as of December 31, 1999 is well within approved policy limits and is not believed to represent a material exposure to interest rate risk.

 Securities Held-to-maturity

Securities held-to-maturity are purchased with the intent and ability to hold for long-term investment for the purpose of generating interest income over the lives of the investments. Thus, they are carried on the books at cost, adjusted for amortization of premium and accretion of discount.

 Securities Available-for-sale

Securities available-for-sale include those securities which might be sold as part of Old Kent's management of interest risk, in response to changes in interest rates, prepayment or credit risk, or due to a desire to increase capital measures or liquidity. These assets are carried on the balance sheet at their estimated fair values, with corresponding (after-tax) valuation adjustments included as a component of shareholders' equity. Premiums and discounts are amortized over the estimated lives of the related securities.

In 1999, net gains on the sale of securities were $7.9 million. This compares to net gains of $16.9 million in 1998 and $9.5 million in 1997. The primary sources of these gains were the activities of merged affiliates. As previously noted, the mergers were accounted for as poolings-of-interests transactions and all periods have been restated to reflect these business combinations.

 Sources and Uses of Funds Trends

As shown on the accompanying Consolidated Balance Sheet, total assets at December 31, 1999, were $18 billion, down by $644 million, or 3.5%, from the preceding year-end. In general, Old Kent's management relies more on the use of daily average balances, than on balances at a period end, to analyze trends. Old Kent's Average Consolidated Balance Sheet for the last five years appear on page S-11 of this report. Information contained in that statement was the basis for the summarized trends in sources and uses of funds appearing below.

                                    1999                      1998
                          ------------------------- --------------------------
                                      Increases                  Increases
                                     (Decreases)                (Decreases)
                           Average  ---------------  Average  ----------------
                           Balance  Amount  Percent  Balance  Amount   Percent
                          --------- ------  ------- --------- -------  -------
                                        (dollars in millions)
Funding Uses:
  Loans                   $11,020.2 $840.8     8.3% $10,179.4 $(126.0)   (1.2)%
  Mortgages held-for-sale   1,592.1 (153.8)   (8.8)   1,745.9   845.0    93.8
  Taxable securities        3,311.2 (647.1)  (16.3)   3,958.3  (164.6)   (4.0)
  Tax-exempt securities       501.9  126.0    33.5      375.9    35.4    10.4
  Interest-earning
   deposits                    11.1   (8.3)  (42.8)      19.4    (1.3)   (6.3)
  Federal funds sold and
   resale agreements           65.6   22.4    51.9       43.2   (83.2)  (65.8)
  Trading account
   securities                  30.1   16.5   121.3       13.6    (7.9)  (36.7)
                          --------- ------          --------- -------
Total Uses                $16,532.2 $196.5    1.2%  $16,335.7  $497.4     3.1%
                          ========= ======          ========= =======
Funding Sources:
  Demand deposits          $2,071.8  $40.4     2.0%  $2,031.4  $225.2    12.5%
  Savings deposits          5,227.5  594.6    12.8    4,632.9   310.9     7.2
  Time deposits:
  Negotiable                1,112.7   29.1     2.7    1,083.6     5.1      .5
  Foreign                      75.2   37.8   101.1       37.4    (1.4)   (3.6)
  Consumer                  5,450.7 (385.8)   (6.6)   5,836.5  (302.4)   (4.9)
  Federal funds purchased
   and repurchase
   agreements                 973.6  (28.5)   (2.8)   1,002.1   262.1    35.4
  Other borrowed funds      1,413.5   98.0     7.4    1,315.5   212.4    19.3
  Long-term debt              200.0     --      --      200.0     8.2     4.3
  Other                         7.2 (189.1)  (96.3)     196.3  (222.7)  (53.2)
                          --------- ------          --------- -------
Total Sources             $16,532.2 $196.5     1.2% $16,335.7  $497.4     3.1%
                          ========= ======          ========= =======

During 1999, loans averaged $11 billion, an increase of 8.3% over 1998. The primary funding source to accommodate this growth was a reduction of securities balances as well as higher demand and savings deposit balances.

Lower interest rates over the years preceding 1995 had an effect on the relative mix in Old Kent's core deposits. During these periods of lower rates, consumer time deposits grew to become a proportionally greater component of average core deposits as shown in the table below. However, since 1997, higher yielding rates were paid on our savings products as rates on consumer time deposits fell. This had the effect of increasing the percentage of savings deposits while the proportion of consumer time products fell.

                        Based on Annual Averages
                        ----------------------------
Relative Core Deposit
Mix                     1999  1998  1997  1996  1995
---------------------   ----  ----  ----  ----  ----
Demand deposits         16.3% 16.3% 14.7% 13.1% 12.9%
Savings deposits        41.0  37.0  35.3  32.6  35.6
Consumer time deposits  42.7  46.7  50.0  54.3  51.5
                        ----  ----  ----  ----  ----
Total core deposits      100%  100%  100%  100%  100%
                        ====  ====  ====  ====  ====

Quarterly Financial Data

The following is a summary of selected quarterly results of operations for the years ended December 31, 1999 and 1998:

                                     Three Months Ended
                             -----------------------------------
1999                         March 31 June 30  Sept. 30 Dec. 31
----                         -------- -------- -------- --------
                              (dollars in thousands, except per
                                         share data)
Interest income              $315,375 $317,180 $324,063 $325,655
Net interest income           163,913  168,685  174,344  170,257
Provision for credit losses     6,971    4,899    6,783    7,522
Income before income taxes     97,114  102,538   82,386  107,277
Net income                     63,163   65,381   52,787   71,208
Basic earnings per share         $.53     $.55     $.45     $.61
Diluted earnings per share       $.52     $.55     $.44     $.60

                                     Three Months Ended
                             -----------------------------------
1998                         March 31 June 30  Sept. 30 Dec. 31
----                         -------- -------- -------- --------
                              (dollars in thousands, except per
                                         share data)
Interest income              $326,237 $322,381 $314,733 $322,764
Net interest income           162,328  159,388  160,084  164,568
Provision for credit losses    15,478   11,955    8,664   11,121
Income before income taxes     88,998   94,513   93,518   66,665
Net income                     58,203   61,322   61,884   43,914
Basic earnings per share         $.46     $.49     $.51     $.36
Diluted earnings per share       $.46     $.49     $.50     $.36

As discussed in Note 2 to the Financial Statements, Old Kent completed the mergers of Pinnacle Banc Group, Inc. on September 3, 1999, CFSB Bancorp, Inc. on July 9, 1999, and First Evergreen Corporation on October 1, 1998. These mergers were accounted for as poolings-of-interests transactions and the applicable data in the tables above has been restated to reflect these business combinations. Also discussed in Note 2 to the Financial Statements, Old Kent recognized $17.6 million in charges related to the mergers with CFSB and Pinnacle during third quarter 1999. Excluding these charges, net income for the quarter would have been $70.4 million, and diluted earnings per share would have been $.15 higher. During the fourth quarter of 1998, Old Kent recognized $19.7 million in charges related to the merger with First Evergreen. Excluding these charges, net income for the quarter would have been $63.6 million, and diluted earnings per share would have been $.15 higher.

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

The Corporation assesses its internal control structure over financial reporting in relation to the criteria described in the "Internal Control-- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management of the Corporation believes that as of December 31, 1999, in all material respects, the Corporation maintained an effective internal control structure over financial reporting.

[/s/ David J. Wagner]
David J. Wagner
 Chairman, President and
  Chief Executive Officer

[/s/ Mark F. Furlong]
Mark F. Furlong
 Executive Vice President and
  Chief Financial Officer

[/s/ Janet S. Nisbett]
Janet S. Nisbett
 Senior Vice President and
  Controller

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Old Kent Financial
Corporation:

We have audited the accompanying consolidated balance sheets of Old Kent Financial Corporation (a Michigan corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Kent Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.
/s/ Arthur Andersen LLP.........................................................

Chicago, Illinois
January 14, 2000

Consolidated Financial Statements

Consolidated Balance Sheet

                                                   December 31,  December 31,
                                                       1999          1998
                                                   ------------  ------------
                                                    (dollars in thousands)
ASSETS:
Cash and due from banks                               $589,369      $667,125
Federal funds sold and resale agreements                36,700         9,730
                                                   -----------   -----------
Total cash and cash equivalents                        626,069       676,855
Interest-earning deposits                                  155         7,578
Trading account securities                                  --       349,090
Mortgages held-for-sale                                900,031     2,262,694
Securities available-for-sale:
  Collateralized mortgage obligations and other
   mortgage-backed securities                        1,821,045     1,841,843
  Other securities                                     793,123     1,493,659
                                                   -----------   -----------
Total securities available-for-sale (amortized
 cost of $2,701,532 and $3,285,350, respectively)    2,614,168     3,335,502
Securities held-to-maturity:
  Collateralized mortgage obligations and other
   mortgage-backed securities                           92,335       180,369
  Other securities                                     516,908       623,376
                                                   -----------   -----------
Total securities held-to-maturity (market values
 of $590,348 and $823,610, respectively)               609,243       803,745
Loans                                               12,067,061    10,220,078
Allowance for credit losses                           (184,287)     (179,605)
                                                   -----------   -----------
Net loans                                           11,882,774    10,040,473
                                                   -----------   -----------
Premises and equipment                                 247,269       252,073
Other assets                                         1,090,123       885,615
                                                   -----------   -----------
Total Assets                                       $17,969,832   $18,613,625
                                                   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
Deposits:
  Non-interest-bearing                              $2,040,350    $2,244,534
  Interest-bearing                                  11,544,601    12,028,828
  Foreign deposits--interest-bearing                   110,061       140,077
                                                   -----------   -----------
    Total deposits                                  13,695,012    14,413,439
Other borrowed funds                                 2,550,877     2,404,971
Other liabilities                                      297,070       274,461
Long-term debt                                         200,000       200,000
                                                   -----------   -----------
Total Liabilities                                   16,742,959    17,292,871
                                                   -----------   -----------
Shareholders' Equity:
Preferred stock: 25,000,000 shares authorized and
 unissued                                                   --            --
Common stock, $1 par value: 300,000,000 shares
 authorized; 117,610,000 and 114,937,000 shares
 issued and outstanding                                117,610       114,937
Capital surplus                                        329,003       253,859
Retained earnings                                      850,953       919,262
Accumulated other comprehensive (loss)/income          (70,693)       32,696
                                                   -----------   -----------
Total Shareholders' Equity                           1,226,873     1,320,754
                                                   -----------   -----------
Total Liabilities and Shareholders' Equity         $17,969,832   $18,613,625
                                                   ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Income

                                                Year ended December 31
                                          -----------------------------------
                                             1999        1998        1997
                                          ----------- ----------- -----------
                                                (dollars in thousands,
                                                except per share data)
Interest Income:
  Interest and fees on loans                 $927,592    $888,805    $915,101
  Interest on mortgages held-for-sale         114,838     120,647      66,674
  Interest on securities (taxable)            208,355     251,959     267,069
  Interest on securities (non-taxable)         25,817      20,904      19,766
  Interest on investments                       5,671       3,801       9,079
                                          ----------- ----------- -----------
  Total interest income                     1,282,273   1,286,116   1,277,689
                                          ----------- ----------- -----------
Interest Expense:
  Interest on deposits                        474,184     501,873     519,749
  Interest on other borrowed funds            117,737     124,394     103,555
  Interest on long-term obligations            13,152      13,481      13,026
                                          ----------- ----------- -----------
  Total interest expense                      605,073     639,748     636,330
                                          ----------- ----------- -----------
Net Interest Income                           677,200     646,368     641,359
Provision for Credit Losses                    26,175      47,218      47,337
                                          ----------- ----------- -----------
  Net Interest Income after Provision for
   Credit Losses                              651,025     599,150     594,022
                                          ----------- ----------- -----------
Other Income:
  Mortgage banking revenue (net)              188,335     147,155      95,786
  Investment management & trust revenues       73,835      66,250      56,801
  Deposit account revenue                      69,673      64,304      56,594
  Transaction processing revenue               22,529      21,594      14,760
  Insurance sales commissions                  23,340      20,434      14,577
  Other                                        47,048      49,741      45,698
                                          ----------- ----------- -----------
  Total other income                          424,760     369,478     284,216
                                          ----------- ----------- -----------
Other Expenses:
  Salaries and employee benefits              340,432     322,308     295,966
  Occupancy                                    51,472      46,677      43,636
  Equipment                                    43,283      39,510      35,563
  Professional services                        44,469      29,783      22,701
  Telephone and telecommunication              23,534      18,699      15,339
  Postage and courier charges                  17,161      16,461      14,848
  Merger charges                               26,000      24,993          --
  Other                                       140,118     126,503     108,342
                                          ----------- ----------- -----------
  Total other expenses                        686,469     624,934     536,395
                                          ----------- ----------- -----------
Income before Income Taxes                    389,316     343,694     341,843
  Income taxes                                136,777     118,371     118,323
                                          ----------- ----------- -----------
Net Income                                   $252,539    $225,323    $223,520
                                          =========== =========== ===========
  Average number of shares used to
   compute:
   Basic earnings per share               118,700,000 123,512,000 129,374,000
   Diluted earnings per share             119,715,000 124,766,000 130,446,000
  Basic earnings per share                      $2.13       $1.82       $1.73
  Diluted earnings per share                    $2.11       $1.81       $1.71

  The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Cash Flows

                                          Twelve months ended December 31,
                                        ---------------------------------------
                                            1999          1998         1997
                                        ------------  ------------  -----------
                                               (dollars in thousands)
Cash Flows From Operating Activities:
 Net income                                 $252,539      $225,323     $223,520
 Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
  Provision for credit losses                 26,175        47,218       47,337
  Depreciation, amortization and
   accretion                                  57,988        56,929       61,420
  Deferred income taxes                       12,460        16,614       20,560
  Net gains on sales of assets              (172,110)     (183,110)    (100,628)
  Net change in trading account
   securities                                349,411      (347,910)      61,523
  Originations and acquisitions of
   mortgages held-for-sale               (12,212,473)  (13,612,911)  (6,899,161)
  Proceeds from sales and prepayments
   of mortgages held-for-sale             13,514,366    12,598,182    6,284,392
  Net change in other assets                 (15,870)       80,762      (77,791)
  Net change in other liabilities             63,203       (15,267)     (24,765)
                                        ------------  ------------  -----------
 Net cash provided by (used for)
  operating activities                     1,875,689    (1,134,170)    (403,593)
                                        ------------  ------------  -----------
Cash Flows From Investing Activities:
 Proceeds from maturities and
  prepayments of securities available-
  for-sale                                   755,326       212,926      181,661
 Proceeds from sales of securities
  available-for-sale                         988,862     1,325,522    4,791,399
 Purchases of securities available-for-
  sale                                    (1,160,664)   (2,159,858)  (4,998,678)
 Proceeds from maturities and
  prepayments of securities held-to-
  maturity                                   294,042     1,105,076      802,948
 Purchases of securities held-to-
  maturity                                   (86,247)     (307,954)    (663,796)
 Net change in interest-earning
  deposits                                     7,423           387        2,597
 Proceeds from sale of loans                   9,482       207,849      379,552
 Net change in loans                      (1,877,750)      (46,317)    (642,156)
 Purchases of leasehold improvements,
  premises and equipment, net                (31,400)      (33,685)     (40,173)
 Acquisition of business units (net of
  cash acquired)                                  --            --       17,204
 Sale of business units (net of cash
  sold)                                           --            --        1,234
                                        ------------  ------------  -----------
 Net cash provided by (used for)
  investing activities                    (1,100,926)      303,946     (168,208)
                                        ------------  ------------  -----------
Cash Flows From Financing Activities:
 Change in time deposits                    (698,343)       49,558     (209,415)
 Change in demand and savings deposits       (20,084)    1,022,566       38,280
 Change in other borrowed funds              145,906        45,432      844,248
 Proceeds from issuance of capital
  securities                                      --            --      100,000
 Repurchases of common stock                (178,626)     (257,508)    (196,180)
 Proceeds from common stock issuances         23,107        20,776       11,683
 Dividends paid to shareholders              (97,509)      (96,048)     (80,791)
                                        ------------  ------------  -----------
 Net cash provided by (used for)
  financing activities                      (825,549)      784,776      507,825
                                        ------------  ------------  -----------
 Net change in cash and cash
  equivalents                                (50,786)      (45,448)     (63,976)
 Cash and cash equivalents at beginning
  of year                                    676,855       722,303      786,279
                                        ------------  ------------  -----------
 Cash and cash equivalents at December
  31                                        $626,069      $676,855     $722,303
                                        ============  ============  ===========
 Supplemental disclosures of cash flow
  information:
  Interest paid on deposits, other
   borrowed funds and subordinated debt     $603,102      $655,375     $641,746
  Federal income taxes paid                   90,622       104,086       91,699
 Significant non-cash transactions:
  Stock dividend issued                      221,943       184,748      135,388
  Stock issued to acquire businesses              --            --       76,938

  The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

                                                                        Accumulated
                                                                           Other         Total
                          Comprehensive  Common   Capital   Retained   Comprehensive Shareholders'
                             Income      Stock    Surplus   Earnings      Income        Equity
                          ------------- --------  --------  ---------  ------------- -------------
                                      (dollars in thousands, except per share data)
Balance at January 1,
 1997 as previously
 reported                                $57,809  $170,455   $963,110    $(11,177)    $1,180,197
Adjustment to record
 merger of CFSB Bancorp,
 Inc. and Pinnacle Banc
 Group, Inc. on a
 pooling-of-interests
 basis                                    12,871    87,390     55,772       7,262        163,295
                                        --------  --------  ---------    --------     ----------
Restated balance at
 January 1, 1997                          70,680   257,845  1,018,882      (3,915)     1,343,492
                                        --------  --------  ---------    --------     ----------
Net income for the year     $223,520                          223,520                    223,520
Unrealized gains on
 securities, net of
 $11,900 taxes                22,066                                       22,066         22,066
                            --------
Total comprehensive
 income                     $245,586
                            ========
Cash dividends:
$.610 per common share                                        (80,791)                   (80,791)
Common stock issued in
payment of stock
dividend -
 4,686,000 shares (cash
 in lieu of
 fractionals--$326,000)                    4,686   130,376   (135,388)                      (326)
Common stock issued for
 Seaway Financial
 Corporation
 acquisition--1,924,000
 shares                                    1,924    69,843                                71,767
Common stock issued for
 Grand Rapids Holland
 Insurance Agency, Inc.
 acquisition--86,000
 shares                                       86     5,085                                 5,171
Common stock repurchased
 for dividend
 reinvestment plan,
 employee stock plans,
 acquisitions, stock
 dividends and other
 purposes--5,800,000
 shares                                   (5,800) (187,479)    (2,901)                  (196,180)
Common stock issued
 under dividend
 reinvestment plan,
 employee stock plans,
 and other--857,000
 shares                                      857    14,249       (214)                    14,892
Common stock issued in
 payment of 2-for-1
 stock split -
 46,447,000 shares                        46,447              (46,447)
Tax benefit relating to
 employee stock plans                                4,977                                 4,977
                                        --------  --------  ---------    --------     ----------
Balance at December 31,
 1997                                    118,880   294,896    976,661      18,151      1,408,588
                                        --------  --------  ---------    --------     ----------
Net income for the year     $225,323                          225,323                    225,323
Unrealized gains on
 securities, net of
 $7,800 taxes                 14,545                                       14,545         14,545
                            --------
Total comprehensive
 income                     $239,868
                            ========
Cash dividends:
$.688 per common share                                        (96,048)                   (96,048)
Common stock issued in
 payment of stock
 dividend -
 8,181,000 shares (cash
 in lieu of
 fractionals--$221,000)                    8,181   176,346   (184,748)                      (221)
Common stock repurchased
 for dividend
 reinvestment plan,
 employee stock plans,
 acquisitions, stock
 dividends and other
 purposes-- 13,498,000
 shares                                  (13,498) (242,787)    (1,223)                  (257,508)
Common stock issued
 under dividend
 reinvestment plan,
 employee stock plans,
 and other--1,374,000
 shares                                    1,374    21,792       (703)                    22,463
Tax benefit relating to
 employee stock plans                                3,612                                 3,612
                                        --------  --------  ---------    --------     ----------
Balance at December 31,
 1998                                    114,937   253,859    919,262      32,696      1,320,754
                                        --------  --------  ---------    --------     ----------
Net income for the year     $252,539                          252,539                    252,539
Unrealized losses on
 securities, net of
 $34,300 tax benefit        (103,389)                                    (103,389)      (103,389)
                            --------
Total comprehensive
 income                     $149,150
                            ========
Cash dividends:
$.800 per common share                                        (97,509)                   (97,509)
Common stock issued in
 payment of stock
 dividend -
 5,624,000 shares (cash
 in lieu of
 fractionals--$155,000 )                   5,624   216,164   (221,943)                      (155)
Common stock repurchased
 for dividend
 reinvestment plan,
 employee stock plans,
 acquisitions, stock
 dividends and other
 purposes--4,175,000
 shares                                   (4,175) (173,055)    (1,396)                  (178,626)
Common stock issued
 under dividend
 reinvestment plan,
 employee stock plans,
 and other--1,224,000
 shares                                    1,224    29,133                                30,357
Tax benefit relating to
 employee stock plans                                2,902                                 2,902
                                        --------  --------  ---------    --------     ----------
Balance at December 31,
 1999                                   $117,610  $329,003   $850,953    $(70,693)    $1,226,873
                                        ========  ========  =========    ========     ==========

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

   Basis of Presentation

The Consolidated Financial Statements for the Corporation include the accounts of Old Kent Financial Corporation ("Parent Company") and its wholly owned subsidiaries (collectively, "Old Kent" or the "Corporation"). Significant intercompany balances and transactions have been eliminated in consolidation.

   Nature of Operations

The Corporation operates two commercial banks with 203 full service offices throughout Michigan, 49 such offices in the metropolitan markets in and around Chicago, Illinois, and two such offices in Indiana. It also operates a mortgage banking company with 147 offices located in thirty-two states. Other business activities include investment management and trust services, as well as brokerage and insurance services. Old Kent's revenue is mainly derived by providing financial services to commercial and retail customers located within those markets. The financial services provided primarily consist of the extension of credit and acceptance of deposits.

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

   Trading Account Securities

Trading account securities are carried at market value. Gains and losses on trading activities are included in other income in the Consolidated Statement of Income.

   Securities Available-for-Sale

Securities available-for-sale include those securities which might be sold as part of Old Kent's management of interest rate risk, in response to changes in interest rates, prepayment or credit risk or due to a desire to increase capital or liquidity. While Old Kent has no current intention to sell these securities, they may not be held for long-term investment. These assets are carried on the balance sheet at their estimated fair values, with corresponding (after-tax) valuation adjustments included as a component of shareholders' equity. Gains and losses realized on sales of such securities are determined using the specific identification method and are included in other income in the Consolidated Statement of Income.

Premiums and discounts on securities available-for-sale, as well as securities held-to-maturity, are amortized over the estimated lives of the related securities. This amortization and adjustments stemming from changes in estimated lives, are included in interest income in the accompanying Consolidated Statement of Income.

   Securities Held-to-Maturity

Securities held-to-maturity are stated at amortized cost. Designation as such a security is made at the time of acquisition and is based on intent and ability to hold the security to maturity.

   Mortgage Banking Activities

The Corporation sells residential mortgage loans to investors on both a servicing released and servicing retained basis. Gains on sales of mortgages are recorded to the extent proceeds exceed the carrying value of the loans. Mortgage loans held-for-sale are carried at the lower of cost or market, which is determined under the aggregate method. In determining the lower of cost or market, the gains and losses associated with the corresponding financial instruments used to hedge against increases in interest rates, are considered.

The fair value of the Corporation's mortgage servicing rights is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows. Mortgage servicing rights are amortized ratably in relation to the associated servicing revenue over the estimated lives of the serviced loans. The Corporation evaluates and measures impairment of its capitalized servicing rights using stratifications based on the risk characteristics of the underlying loans. Management has determined those risk characteristics to include loan type and interest rate. Impairment, when present, is recognized through a valuation allowance.

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

   Trust Assets

Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the Consolidated Balance Sheet, since such assets are not owned by the Corporation.

   Retirement Plans

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

Old Kent also maintains noncontributory, nonqualified pension, thrift, and deferred compensation plans for certain participants whose retirement benefit payments under qualified plans are expected to exceed the limits imposed by the Internal Revenue Code. Old Kent maintains nonqualified trusts, referred to as "rabbi" trusts, primarily to assure the benefits in excess of those permitted in certain of the Old Kent qualified plans. These arrangements offer certain officers of the Corporation a degree of assurance for ultimate payment of benefits. The assets remain subject to the claims of creditors of Old Kent and are not the property of the employees. Therefore, they are accounted for as assets of the Corporation with a corresponding liability in the Consolidated Balance Sheet.

Old Kent maintains a defined contribution retirement savings plan covering substantially all employees. The Corporation's contribution is currently equal to 50% of the amount contributed by the participating employees, limited to a maximum of 3% of compensation as described under the terms of the plan. The estimated contribution by Old Kent is charged to expense during the year in which the employee contribution is received and is included in employee benefits in the Consolidated Statement of Income.

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

   Comprehensive Income

Comprehensive income consists of net income and adjustments to available-for-sale securities. Old Kent presents comprehensive income in the Consolidated Statement of Shareholders' Equity.

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

Old Kent uses interest rate swaps to hedge interest rate risk on interest-earning assets and interest-bearing liabilities. Amounts receivable or payable under these agreements are included in net interest income. There is no recognition on the balance sheet for changes in the fair value of the hedging instrument. Gains or losses on terminated interest rate swaps are deferred and amortized to interest income or expense over the remaining life of the contract term.

Old Kent uses forward sale agreements and options on forward sale agreements to protect the value of residential loan commitments, loans held-for-sale and related mortgage-backed securities held in the trading account. The market value of the financial hedges associated with loan origination commitments and loans held-for-sale are included in the aggregate valuation of mortgages held-for-sale. Premiums paid for options are deferred as a component of other assets and amortized against gains on sale of loans over the contract term. Forward sale agreements associated with mortgage-backed securities held in the trading account are considered when marking those securities to market, with the corresponding adjustment recorded to gains on sales of loans.

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

   New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137, "Deferral of the Effective Date of FASB Statement No. 133." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in the other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Statement 133 is effective beginning January 1, 2001. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance. Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified on or after January 1, 1999. Old Kent has not yet quantified the impacts of adopting Statement 133 on the Consolidated Financial Statements and has not determined the timing of or method of adoption of Statement 133. However, the Statement could increase volatility in earnings and other comprehensive income.

   Reclassification

Certain reclassifications have been made to prior periods' financial statements to place them on a basis comparable with the current period's financial statements.

Note 2. Business Acquisitions

On September 3, 1999, Old Kent completed the acquisition of Pinnacle Banc Group, Inc. ("Pinnacle"). The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect this business combination. Old Kent exchanged approximately 5.6 million shares of Old Kent Common Stock for all of the outstanding shares of Pinnacle Common Stock. Pinnacle was a bank holding company headquartered in the Chicago suburb of Oak Brook, Illinois. When acquired, Pinnacle had assets of approximately $1.0 billion and consolidated deposits of approximately $861 million. Pinnacle was the parent of Pinnacle Bank, which operated thirteen branches in the Chicago metropolitan area and Pinnacle Bank of the Quad-Cities, which operated three branches in western Illinois.

On July 9, 1999, Old Kent completed the acquisition of CFSB Bancorp, Inc. ("CFSB"). The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect this business combination. Old Kent exchanged approximately 5.5 million shares of Old Kent Common Stock for all of the outstanding shares of CFSB Common Stock. CFSB was a holding company headquartered in Lansing, Michigan. When acquired, CFSB had consolidated assets of approximately $878 million and consolidated deposits of approximately $567 million. CFSB was the parent of Community First Bank. CFSB provided banking services through sixteen offices in Ingham, Clinton, Eaton and Ionia Counties in Michigan.

During the third quarter of 1999, Old Kent recognized $17.6 million of after-tax, merger-related charges associated with CFSB and Pinnacle, which had the effect of reducing earnings per share by $.15. On a pre-tax basis, the charges consisted of transaction costs of $2.0 million; employment charges of $11.8 million primarily related to redundant staffing; and $12.2 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations. Old Kent's unexpended reserves for these charges were $7.7 million at December 31, 1999. These reserves are expected to be utilized during 2000.

On October 1, 1998, Old Kent completed the acquisition of First Evergreen Corporation ("First Evergreen"). When acquired, First Evergreen had assets of approximately $1.9 billion and deposits of approximately $1.7 billion. The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect this business combination. Old Kent exchanged approximately 12.8 million shares of Old Kent Common Stock for all the outstanding shares of First Evergreen Common Stock. During the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger related charges, which had the effect of reducing earnings per share by $.15. First Evergreen was a bank holding company headquartered in Evergreen Park, Illinois. First Evergreen provided banking services through eight offices in Cook County, Illinois.

 Pending Acquisitions as of December 31, 1999

On July 29, 1999, Old Kent entered into a definitive agreement for the acquisition of Merchants Bancorp, Inc. ("Merchants"). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange .83 shares of Old Kent Common Stock for each outstanding share of Merchants Common Stock. Old Kent expects to issue approximately 4.5 million shares related to this transaction. Merchants is a bank holding company headquartered in Aurora, Illinois, with consolidated assets of approximately $979 million and consolidated deposits of approximately $721 million at December 31, 1999. Merchants operates 12 suburban Chicago area banking sites as well as two banking sites in DeKalb and Kendall Counties, Illinois. The merger is expected to be completed in February, 2000. The following details the proforma effects of the merger as if it had been completed as of December 31, 1999:

                                         Year ended December 31
                          -----------------------------------------------------
                                1999              1998              1997
                          ----------------- ----------------- -----------------
                          Old Kent Proforma Old Kent Proforma Old Kent Proforma
                          -------- -------- -------- -------- -------- --------
                              (dollars in thousands, except per share data)
Net income                $252,539 $259,109 $225,323 $233,737 $223,520 $230,861
Basic E.P.S.                 $2.13    $2.11    $1.82    $1.83    $1.73    $1.73
Diluted E.P.S.               $2.11    $2.09    $1.81    $1.81    $1.71    $1.71
Number of shares used to
 calculate basic E.P.S.    118,700  123,005  123,512  127,808  129,374  133,658
Number of shares used to
 calculate diluted
 E.P.S.                    119,715  124,070  124,766  129,124  130,446  134,760

On September 9, 1999, Old Kent entered into a definitive agreement for the acquisition of Grand Premier Financial, Inc. ("Grand Premier"). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange
 .4231 shares of Old Kent Common Stock for each outstanding share of Grand Premier Common Stock. Old Kent expects to issue approximately 10 million shares related to this transaction. Grand

Premier is a bank holding company headquartered in Wauconda, Illinois, with consolidated assets of approximately $1.7 billion and consolidated deposits of approximately $1.4 billion at December 31, 1999. Grand Premier operates 23 banking offices in the Chicago area and northern Illinois. The merger is expected to be completed in the second quarter of 2000.

Note 3. Pledged and Restricted Assets

The Federal Reserve requires the banking subsidiaries to maintain certain average non-interest bearing cash balances in accordance with stated reserve requirements. These average reserves approximated $18.1 million during 1999 and $54.1 million during 1998.

At December 31, 1999, securities having an aggregate amortized cost of approximately $2.1 billion were pledged to secure public and trust deposits and for other purposes as required by law. These pledged assets primarily consisted of securities available-for-sale and securities held-to-maturity.

The average Securities Sold Under Agreements to Repurchase was $681 million in 1999, and $661 million in 1998. The maximum amount of outstanding agreements at any month-end during 1999 was $786 million. The average Securities Purchased Under Agreements to Resell was $90 thousand in 1999. There were no outstanding agreements to resell at any time during 1998. It is Old Kent's policy to take possession of securities purchased under agreements to resell.

Note 4. Securities Available-for-Sale

The following summarizes amortized cost and market values of securities available-for-sale at December 31, 1999 and 1998:

                                               Gross      Gross    Estimated
                                  Amortized  Unrealized Unrealized   Market
December 31, 1999                   Gross      Gains      Losses     Value
-----------------                 ---------- ---------- ---------- ----------
                                            (dollars in thousands)
U.S. Treasury and federal agency
 securities                         $609,003      $59    $19,494     $589,568
Collateralized mortgage
 obligations:
  U.S. Government issued           1,048,542       --     32,497    1,016,045
  Privately issued                   394,974       40      8,521      386,493
Mortgage-backed pass-through
 securities                          444,309      221     26,023      418,507
State and political subdivisions       8,295    1,426         11        9,710
Other securities                     196,409      294      2,858      193,845
                                  ----------  -------    -------   ----------
Total                             $2,701,532   $2,040    $89,404   $2,614,168
                                  ==========  =======    =======   ==========

December 31, 1998
-----------------
U.S. Treasury and federal agency
 securities                       $1,168,946  $28,964        $51   $1,197,859
Collateralized mortgage
 obligations:
  U.S. Government issued           1,267,819    8,661      1,817    1,274,663
  Privately issued                   366,307    2,057        902      367,462
Mortgage-backed pass-through
 securities                          198,890    1,499        671      199,718
State and political subdivisions      16,851    2,591          1       19,441
Other securities                     266,537   11,399      1,577      276,359
                                  ----------  -------    -------   ----------
Total                             $3,285,350  $55,171     $5,019   $3,335,502
                                  ==========  =======    =======   ==========

The amortized cost and market values of securities available-for-sale at December 31, 1999, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                    Estimated
                                                         Amortized    Market
December 31, 1999                                           Cost      Value
-----------------                                        ---------- ----------
                                                              (dollars in
                                                              thousands)
U.S. Treasury and federal agency securities:
  Due in one year or less                                   $75,531    $75,442
  Due after one year through five years                     385,445    373,150
  Due after five years through ten years                    134,186    128,197
  Due after ten years                                        13,841     12,779
                                                         ---------- ----------
Total U.S. Treasury and federal agency securities           609,003    589,568
                                                         ---------- ----------
State and political subdivision securities:
  Due in one year or less                                     2,366      2,503
  Due after one year through five years                       4,323      5,304
  Due after five years through ten years                      1,371      1,663
  Due after ten years                                           235        240
                                                         ---------- ----------
Total state and political subdivision securities              8,295      9,710
Collateralized mortgage obligations and other mortgage-
 backed securities                                        1,887,825  1,821,045
Other securities                                            196,409    193,845
                                                         ---------- ----------
Total                                                    $2,701,532 $2,614,168
                                                         ========== ==========

Note 5. Securities Held-to-Maturity

The following summarizes amortized cost and market values of securities held-to-maturity at December 31, 1999 and 1998:

                                              Gross      Gross    Estimated
                                  Amortized Unrealized Unrealized  Market
December 31, 1999                   Cost      Gains      Losses     Value
-----------------                 --------- ---------- ---------- ---------
                                           (dollars in thousands)
U.S. Treasury and federal agency
 securities                        $30,507        $9       $534    $29,982
Collateralized mortgage
 obligations:
  U.S. Government issued            25,973        --        503     25,470
  Privately issued                   5,266        --         55      5,211
Mortgage-backed pass-through
 securities                         61,096       947        791     61,252
State and political subdivision
 securities                        482,253     5,660     23,630    464,283
Other securities                     4,148         2         --      4,150
                                  --------   -------    -------   --------
Total                             $609,243    $6,618    $25,513   $590,348
                                  ========   =======    =======   ========

December 31, 1998
-----------------
U.S. Treasury and federal agency
 securities                       $182,364    $2,406        $33   $184,737
Collateralized mortgage
 obligations:
  U.S. Government issued            65,647        77        240     65,484
  Privately issued                  26,210        --        106     26,104
Mortgage-backed pass-through
 securities                         88,512     1,974         93     90,393
State and political subdivision
 securities                        440,077    16,347        467    455,957
Other securities                       935        --         --        935
                                  --------   -------    -------   --------
Total                             $803,745   $20,804       $939   $823,610
                                  ========   =======    =======   ========

The amortized cost and market values of securities held-to-maturity at December 31, 1999, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

                                                                   Estimated
                                                         Amortized  Market
December 31, 1999                                          Cost      Value
-----------------                                        --------- ---------
                                                             (dollars in
                                                             thousands)
U.S. Treasury and federal agency securities:
  Due in one year or less                                  $3,011    $3,020
  Due after one year through five years                     5,000     4,886
  Due after five years through ten years                   22,496    22,076
                                                         --------  --------
Total U.S. Treasury and federal agency securities          30,507    29,982
                                                         --------  --------
State and political subdivision securities:
  Due in one year or less                                  36,467    36,735
  Due after one year through five years                   117,548   119,495
  Due after five years through ten years                  129,860   128,457
  Due after ten years                                     198,378   179,596
                                                         --------  --------
Total state and political subdivision securities          482,253   464,283
Collateralized mortgage obligations and other mortgage-
 backed securities                                         92,335    91,933
Other                                                       4,148     4,150
                                                         --------  --------
Total                                                    $609,243  $590,348
                                                         ========  ========

Note 6. Loans and Nonperforming Assets

The following summarizes loans:

                                          December 31
                                    -----------------------
                                       1999        1998
                                    ----------- -----------
                                    (dollars in thousands)
Commercial                           $3,169,549  $2,818,558
Real estate--Commercial               2,397,663   2,093,009
Real estate--Construction             1,091,864     742,834
Real estate--Residential mortgages    1,647,064   1,895,912
Real estate--Consumer home equity     2,081,893   1,125,139
Consumer                              1,416,694   1,378,252
Lease financing                         262,334     166,374
                                    ----------- -----------
Total Loans                         $12,067,061 $10,220,078
                                    =========== ===========

Loans made by Old Kent to its directors and executive officers, including their family members and associated entities, aggregated $78 million and $54 million at December 31, 1999 and 1998, respectively. During 1999, new loans and other additions amounted to $53 million and repayments and other reductions were $29 million. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization and do not represent more than a normal risk of collection.

During 1998, Old Kent sold $90.1 million of student loans and $47.4 million of auto loans. A $1.7 million gain was recognized on these sales. During 1997, Old Kent sold its credit card loan portfolio of $266.3 million and $59.3 million of other consumer loans. A $17.0 million gain was recognized on these sales.

The table below summarizes impaired loans and other nonperforming assets:

                                  December 31
                            -----------------------
                               1999        1998
                            ----------- -----------
                            (dollars in thousands)
Impaired loans:
  Nonaccrual loans          $    55,491 $    61,238
  Restructured loans              1,878       3,147
                            ----------- -----------
Total impaired loans             57,369      64,385
  Other real estate owned         8,151       8,106
                            ----------- -----------
Total nonperforming assets  $    65,520 $    72,491
                            =========== ===========

Loans past due 90 days or more for which interest income continues to be recognized totaled $14.2 million and $16.9 million at December 31, 1999, and 1998, respectively. Gross interest income that would have been recorded in 1999 for nonaccrual and restructured loans as of December 31, 1999, assuming interest had been accrued throughout the year in accordance with original terms, was $5.6 million. The comparable total for 1998 was $6.2 million. The amount of interest included in income on these loans was $2.0 million and $2.3 million in 1999 and 1998, respectively. During the years 1999 and 1998, impaired loans averaged $58.9 million and $71.4 million, respectively. At December 31, 1999, there was no specific valuation allowance associated with impaired loans.

At December 31, 1999, the Corporation's management has also identified loans totaling approximately $14.3 million as potential problem loans. These loans are not included as nonperforming assets in the table above. While these loans were in compliance with repayment terms at December 31, 1999, other circumstances caused management to seriously doubt the ability of the borrowers to continue to remain in compliance with existing loan repayment terms. Although Old Kent has a diversified loan portfolio, a substantial natural geographic concentration of credit risk exists within the Corporation's defined customer market areas. These geographic market areas are the State of Michigan, the greater Grand Rapids, Michigan area, and the Chicago, Illinois metropolitan and suburban markets. There are no significant concentrations of credit where customers' ability to honor loan terms is dependent upon a single economic sector.

Note 7. Allowance for Credit Losses

The following summarizes the changes in the allowance for credit losses:

                                            Year ended December 31
                                          ----------------------------
                                            1999      1998      1997
                                          --------  --------  --------
                                            (dollars in thousands)
Balance at beginning of year              $179,605  $173,203  $181,898
Additions:
Provision charged to operations             26,175    47,218    47,337
Business acquisitions and loan purchases       120        --     3,204
                                          --------  --------  --------
Total additions                             26,295    47,218    50,541
                                          --------  --------  --------
Deductions:
Credit losses                              (42,445)  (57,387)  (67,389)
Less recoveries                             20,832    17,048    16,748
                                          --------  --------  --------
Net credit losses                          (21,613)  (40,339)  (50,641)
Loan sales and other dispositions               --      (477)   (8,595)
                                          --------  --------  --------
Total deductions                           (21,613)  (40,816)  (59,236)
                                          --------  --------  --------
Balance at end of year                    $184,287  $179,605  $173,203
                                          ========  ========  ========

Note 8. Premises and Equipment

The following summarizes leasehold improvements, premises and equipment:

                                                     December 31,
                                                -----------------------
                                                   1999        1998
                                                ----------- -----------
                                                (dollars in thousands)
Land                                                $40,836     $41,469
Land improvements                                    12,082       9,866
Buildings and improvements                          231,780     235,930
Leasehold improvements                               27,150      24,716
Furniture and equipment                             227,609     212,876
                                                ----------- -----------
                                                    539,457     524,857
Less accumulated depreciation and amortization      292,188     272,784
                                                ----------- -----------
Net premises and equipment                      $   247,269 $   252,073
                                                =========== ===========

Note 9. Other Assets

Other assets shown on the consolidated balance sheet include the following intangible assets (net of accumulated amortization):

                               December 31,
                          -----------------------
                             1999        1998
                          ----------- -----------
                          (dollars in thousands)
Goodwill                  $   113,273 $   122,089
Core deposit intangibles       16,407      20,560
                          ----------- -----------
  Total                   $   129,680 $   142,649
                          =========== ===========

Other assets shown on the consolidated balance sheet include mortgage servicing rights ("MSRs") as follows:

                                                         December 31,
                                                    -----------------------
                                                       1999        1998
                                                    ----------- -----------
                                                    (dollars in thousands)
MSRs, net of amortization                           $   274,896 $   228,672
Less servicing valuation reserve                             --      (9,129)
                                                    ----------- -----------
Carrying value of MSRs                              $   274,896 $   219,543
                                                    =========== ===========
Estimated aggregate fair value of capitalized MSRs  $   323,000 $   255,000

The estimated fair values shown above for these MSRs, were determined based upon quoted market prices for comparable transactions, where available, or the present value of expected future cash flows.

The following reflects capitalized mortgage servicing rights and the related servicing valuation reserve for the years indicated:

                                      Year Ended December 31,
                                      ------------------------
                                         1999         1998
                                      -----------  -----------
                                      (dollars in thousands)
MSRs:
  Balance at beginning of period         $228,672     $151,390
  Additions                               257,720      202,695
  Sales                                  (155,840)     (73,740)
  Amortization                            (55,656)     (51,673)
                                      -----------  -----------
  Balance at end of period               $274,896     $228,672
                                      ===========  ===========
Related servicing valuation reserve:
  Balance at beginning of period          $(9,129)     $(4,629)
  Servicing valuation provision             9,129       (4,500)
                                      -----------  -----------
  Balance at end of period                     $0      $(9,129)
                                      ===========  ===========

Note 10. Other Borrowed Funds

The following summarizes other borrowed funds:

                                                     December 31,
                                                -----------------------
                                                   1999        1998
                                                ----------- -----------
                                                (dollars in thousands)
Bank notes                                         $500,000    $250,000
Securities sold under agreements to repurchase      699,617     756,968
Treasury tax and loan demand notes                  161,084     110,940
Federal funds purchased                             235,486     502,000
Federal Home Loan Bank advances                     927,170     736,835
Other borrowed funds                                 27,520      48,228
                                                ----------- -----------
  Total other borrowed funds                    $ 2,550,877 $ 2,404,971
                                                =========== ===========

The $500.0 million of bank notes bear interest at variable rates indexed to three-month LIBOR and prime, and mature at various dates through 2000.

The Federal Home Loan Bank (FHLB) advances are at fixed and variable interest rates and mature at various dates through 2011. There are $402.2 million in fixed interest rate advances that have a weighted average interest rate of 6.06%. There are $525.0 million in variable interest rate advances that are indexed to one-month LIBOR and Fed effective rates. Advances from the FHLB are collateralized by 1-4 family mortgages.

Note 11. Long-Term Debt

Long-term debt, as shown in the accompanying consolidated balance sheets, consists of the following:

                                                     1999        1998
                                                  ----------- -----------
                                                  (dollars in thousands)
Subordinated notes, 6 5/8% due November 15, 2005  $   100,000 $   100,000
Capital securities, as described below                100,000     100,000
                                                  ----------- -----------
  Total long-term debt                            $   200,000 $   200,000
                                                  =========== ===========

On January 31, 1997, Old Kent issued a floating rate junior subordinated debenture (the "Debenture") having a principal amount of $103,092,784 to Old Kent Capital Trust I (the "Trust"). Cumulative interest on the principal sum of the Debenture accrues from January 31, 1997, and it is payable quarterly in arrears on the first day of February, May, August and November of each year at a variable rate per annum equal to LIBOR (London Interbank Offering Rate) plus
 .80% until paid. Interest is computed on the actual number of days elapsed in a year of twelve 30 day months. The Debenture ranks subordinate and junior in right of payment to all Indebtedness (as defined) of Old Kent. The Debenture matures on February 1, 2027, but may be redeemed in whole or in part beginning on February 1, 2007, or earlier upon the occurrence of certain special events defined in the Indenture governing the Debenture.

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

Note 12. Preferred Stock and Preferred Stock Purchase Rights

At December 31, 1999, 1998 and 1997, there were 25,000,000 shares of preferred stock authorized but not issued. At December 31, 1999, 1998 and 1997, 3,000,000 of these shares were designated Series A Preferred Stock and 500,000 shares were designated Series B Preferred Stock. At December 31, 1999 and 1998, 1,000,000 shares of authorized but unissued preferred stock were designated Series C Preferred Stock.

On December 31, 1999, approximately 50.8 million Series C Preferred Stock Purchase Rights ("Series C Rights") were outstanding. Series C Rights were issued under the Preferred Stock Purchase Rights Plan of 1997 and are governed by a rights agreement (the "Rights Agreement"), which was adopted by the Board on January 20, 1997. Series C Rights were issued on February 14, 1997 as a dividend to holders of the Corporation's common stock at the rate of one right for each share of common stock outstanding. As a result of a two-for-one stock split paid in 1997 and a 5% stock dividend paid in 1997, 1998 and 1999, each share of the Corporation's common stock carried .4319 of a Series C Right at December 31, 1999. Each full Series C Right entitled the holder to buy 1/100 of a share of Series C Preferred Stock at a price of $160.00. The exercise price and the number of shares of Series C Preferred Stock issuable upon the exercise of the Series C Rights are subject to adjustment in certain cases to prevent dilution. Series C Rights are attached to and evidenced by common stock certificates and are not transferable apart from the common stock until the occurrence of certain events set forth in the Rights Agreement. Series C Rights do not have any voting rights. Series C Rights are redeemable at the option of the Corporation, at a price of $.01 per Series C Right, prior to the time any person or group acquires beneficial ownership of 15% or more of the then outstanding common stock, commences a tender offer for 15% or more of the then outstanding common stock, or is declared by the board of directors to be an "adverse person" under the plan. Series C Rights expire on February 13, 2007. So long as the Rights are not separately transferable, the Corporation will issue .4319 of a Right (subject to possible future adjustment) with each newly issued share of common stock.

On December 31, 1999, 7,250 shares of preferred stock were designated Series D Perpetual Preferred Stock ("Series D Shares") and 2,000 shares of preferred stock were designated Series E Preferred Stock ("Series E Shares"). Series D Shares and Series E Shares were, at December 31, 1999, authorized, unissued, and reserved for issuance in the then pending acquisition of Grand Premier. Each Series D Share and Series E Share would have a stated value of $1,000 per share and would provide for cumulative dividends, payable quarterly, at an annual rate of 8% based on the $1,000 stated value. Series D Shares are senior as to dividends to Series E Shares and both Series D and Series E Shares are senior as to dividends to Old Kent Series C Preferred Stock and Old Kent Common Stock. In the event of liquidation, Series D Shares and Series E Shares would rank on parity and would be senior to Old Kent Series C Preferred Stock and Old Kent Common Stock. Neither Series D Shares nor Series E Shares are redeemable at the option of either Old Kent or the holder. Series D Shares are convertible, at the option of the holder, into shares of Old Kent Common Stock, at a price of $18.2905 of stated value per share of Old Kent Common Stock, subject to antidilution provisions. Series E Shares would not be convertible, but would, in the event of certain business combinations, be entitled to receive a cash payment equivalent to the conversion value of Series D Shares. Series D Shares and Series E Shares would be issued to holders of equivalent classes of preferred stock of Grand Premier in Old Kent's pending acquisition of Grand Premier, expected to be completed during the second quarter of 2000.

Note 13. Common Stock

During the three years ended December 31, 1999, the Corporation has issued shares for stock dividends as follows:

      Amount of Number of
        Stock    Shares   Payment Record  Declaration
      Dividend   Issued    Date    Date      Date
Year  --------- --------- ------- ------- -----------
1999  5 percent 5,125,000 July 19 June 29   June 21
1998  5 percent 4,489,000 July 17 June 26   June 15
1997  5 percent 2,269,000 July 28 June 27   June 16

On December 15, 1997, the Corporation issued 46.4 million shares of its common stock in a two-for-one stock split, effected as a 100 percent stock dividend, to shareholders of record on November 14, 1997. All per share amounts included in this report have been retroactively adjusted to reflect the effect of the stock dividends and the stock split. On June 16, 1997, the Board of Directors of the Corporation authorized repurchase of up to 3.0 million shares of Old Kent Common Stock, which would be reserved for later reissue in connection with future stock dividends, employee stock plans and other corporate purposes. This authorization was amended by the Board of Directors on October 20, 1997, to give effect to the two-for-one stock split paid December 15, 1997. The amended authorization doubled the number of shares authorized for repurchase but not yet repurchased on the payment date of the stock split. On June 15, 1998, the Board of Directors of the Corporation authorized repurchase of up to 6.0 million shares of Old Kent Common Stock, which are reserved for later reissue in connection with future stock dividends, employee stock plans, and other corporate purposes. On June 21, 1999, Old Kent's Board of Directors authorized repurchase of up to 3.0 million shares of Old Kent Common Stock, which are reserved for later reissue in connection with future stock dividends, employee stock plans and other corporate purposes.

The table below summarizes shares repurchased and reserved with the intent of future reissuance at December 31, 1999:

                                                                     Dividend
                                                                   Reinvestment
                                                         Stock     and Employee
                                             Total     Dividends   Stock Plans
                                           ----------  ----------  ------------
Shares reserved at December 31, 1998        3,801,670   2,600,000   1,201,670
Shares repurchased under authorizations     4,128,908   3,168,209     960,699
Shares issued for related stated purposes  (5,939,532) (5,018,209)   (921,323)
                                           ----------  ----------   ---------
Shares reserved at December 31, 1999        1,991,046     750,000   1,241,046
                                           ==========  ==========   =========

Of the 4.1 million shares repurchased during 1999, 1.5 million shares were repurchased under the June 15, 1999, authorization. At December 31, 1999, Old Kent had remaining authorization to repurchase approximately 1.5 million shares of its common stock over the ensuing seven month period. Shares intended for anticipated future stock dividends are reacquired ratably on a quarterly basis; shares intended for reissue in connection with dividend reinvestment and employee stock plans are reacquired quarterly as needed to maintain shares reserved for those purposes at a level consistent with anticipated permissible needs; shares for use in connection with general corporate purposes and business acquisitions are reacquired based upon need.

Note 14. Stock Based Compensation

Old Kent has stock option plans under which options may be granted to certain key employees at not less than the market price of Old Kent's common stock on the date of grant. The options granted are exercisable immediately, or are subject to a vesting schedule where one third of the shares vests immediately, one third vests at the first anniversary date of the grant, and the final third vests at the second anniversary date. Options granted expire within ten years of the date of grant, subject to certain cancellation provisions relating to employment. In addition, under the Stock Incentive Plan of 1999, Old Kent may also award restricted stock to certain key employees. At December 31, 1999, a total of 7.5 million shares were reserved for option or restricted stock grants, including 3.4 million shares available for future option or restricted stock grants under stock incentive plans. Restricted shares issued pursuant to the plans are restricted as to sale or transfer for a specified period, typically five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1999, 1998, and 1997, Old Kent issued 50,159 shares, 107,306 shares and 200,955 shares of its common stock with total market values of $1,892,100, $3,835,000 and $5,071,000, respectively, which are being amortized ratably to expense over the period of restriction. The following table summarizes stock option transactions and the related average exercise prices for the last three years:

                                 1999                1998                1997
                          ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted
                                     Average             Average             Average
                           No. of     Exer.    No. of     Exer.    No. of     Exer.
                           Shares     Price    Shares     Price    Shares     Price
                          ---------  -------- ---------  -------- ---------  --------
                                 (adjusted for stock splits and dividends)
Options outstanding at
 beginning of year        2,838,410   $21.49  2,224,254   $13.34  2,709,212   $10.25
Options granted           1,822,964    41.21  1,051,417    34.73    489,320    24.22
Options exercised          (560,314)  (15.87)  (388,278)  (10.45)  (958,478)  (11.13)
Options forfeited or
 canceled                   (61,534)  (37.89)   (48,983)  (23.73)   (15,800)   (9.43)
                          ---------           ---------           ---------
Options outstanding at
 end of year              4,039,526   $32.08  2,838,410   $21.49  2,224,254   $13.34
                          =========           =========           =========
Weighted average
 estimated fair value of
 options granted in year              $11.48               $9.31               $5.49
Exercisable at end of
 year                     2,535,655   $27.41  2,366,947   $20.30  2,038,567   $13.43
                          =========           =========           =========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of options granted for:

                                   1999     1998     1997
                                  -------  -------  -------
Dividend yield                        2.0%     2.0%     2.5%
Expected average life (in years)        6        6        5
Expected volatility                    22%      23%      20%
Risk free interest rate           5.8-6.3% 4.5-5.5% 5.7-6.2%

Options were outstanding at December 31, 1999 as follows:

                                       Outstanding Stock      Exercisable
                                            Options             Options
                                      -------------------- ------------------
                                                Weighted
                                                 Average
                            Number of Weighted  Remaining            Weighted
 Exercise                    Options  Average  Contractual           Average
 price per   Lowest Highest  at year  Exercise    Life     Number of Exercise
   share     Price   Price     end     Price     (years)    Options   Price
 ---------   ------ ------- --------- -------- ----------- --------- --------
Under $11    $4.65  $10.54    188,359   $8.48      1.7       188,359   $8.48
$11 -$20     12.39   16.04    689,105   13.96      5.1       689,105   13.96
$21 -$32     21.06   31.25    357,889   25.00      7.5       352,639   24.90
$33 -$41     34.17   40.74    983,806   34.93      8.5       686,921   34.95
Over $41     41.16   41.85  1,820,367   41.23      9.5       618,631   41.23
                            ---------                      ---------
All options  $4.65  $41.85  4,039,526  $32.08      8.0     2,535,655  $27.41
                            =========                      =========

The Corporation accounts for its option plans and employee stock purchase plan under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), under which no compensation cost has been recognized in the accompanying Consolidated Statement of Income. The table below displays pro forma amounts for net income and net income per common share which reflects the effects of additional compensation cost for 1999, 1998, and 1997 option grants as if they had been recognized under SFAS No. 123, "Accounting for Stock Based Compensation." The 1999 proforma figures also include the impact of additional compensation cost associated with the 15% discount provided to eligible employees who participate in the Old Kent Financial Corporation Employee Stock Purchase Plan of 1999, which is further described below.

                        1999                        1998                        1997
             --------------------------- --------------------------- ---------------------------
                           Basic Diluted               Basic Diluted               Basic Diluted
              Net Income    EPS    EPS    Net Income    EPS    EPS    Net Income    EPS    EPS
             ------------- ----- ------- ------------- ----- ------- ------------- ----- -------
             (in millions)               (in millions)               (in millions)
As reported     $252.5     $2.13  $2.11     $225.3     $1.82  $1.81     $223.5     $1.73  $1.71
Pro forma        243.3      2.05   2.03      220.6      1.79   1.77      221.9      1.72   1.70

Old Kent also has a deferred stock compensation plan under which key employees may be awarded shares of stock as deferred compensation to be received at a specified later date, which may be up to five years after the date of the award. The plan provides for the issuance of a maximum of 766,348 authorized but previously unissued shares of Old Kent's common stock. Shares awarded under the plan would not be issued until the end of the deferral period, unless there is a change in control of the Corporation, in which case the shares would be issued to a trust where they are to be held and distributed at the end of the deferral period. Employees who receive awards under this plan will receive additional shares as if the dividends which would have been paid on the shares awarded if they were outstanding during the deferral period were reinvested under Old Kent's dividend reinvestment plan. There were no awards of deferred stock during 1999 or 1998. During 1997, Old Kent awarded 30,840 shares of its common stock valued at $755,000 at their award date. At December 31, 1999, there were 498,382 shares reserved for future deferred stock compensation plan awards.

The Old Kent Financial Corporation Employee Stock Purchase Plan of 1999 (the "Purchase Plan") provides for eligible employees to authorize the Corporation to withhold up to $1,000 of their compensation for the purchase of shares of Old Kent Common Stock. Approximately 2,379 or 30% of the Company's eligible employees participate in the Purchase Plan. The purchase price for each share is equal to 85% of the market value on the day of the purchase. A total of 2.1 million shares were reserved for issuance under the Purchase Plan. The market value of shares purchased by a participant cannot exceed $25,000 in any one year. Since the inception of the Purchase Plan in July of 1999, a total of 24,357 shares have been purchased by participants at prices ranging from $30.68 to $33.87 per share. The weighted average fair value of these shares was $32.44. As of December 31,1999, 2.08 million shares of the Corporation's common stock are available for purchase under the Purchase Plan.

Old Kent also had restricted stock plans under which certain key employees were awarded restricted stock. These plans were replaced in 1999 by the Stock Incentive Plan of 1999 and all future awards will be made under this plan. Shares issued pursuant to the plans are restricted as to sale or transfer for a period of up to five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1998 and 1997, Old Kent issued 107,306 shares and 200,955 shares of its common stock with total market values of $3,835,000 and $5,071,000, respectively, which are being amortized ratably to expense over the period of restriction.

Note 15. Employee Benefits

The Corporation provides pension benefits to substantially all of its employees under the terms of the "Old Kent Retirement Income Plan." Old Kent also provides its key executives with pension benefits under the provisions of the "Old Kent Executive Retirement Income Plan." Old Kent uses a measurement date of September 30 for its disclosures. The following table sets forth the changes in the benefit obligation and plan assets as well as the funded status of both pension plans for the years ended December 31, 1999 and 1998 in accordance with the provisions of SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits."

                                         Qualified          Non-Qualified
                                     Retirement Income    Retirement Income
                                           Plan                 Plan
                                     -------------------  ------------------
                                       1999       1998      1999      1998
                                     --------   --------  --------  --------
                                           (dollars in thousands)
Change in Benefit Obligation
  Benefit obligation at prior
   measurement date                  $116,040   $107,314   $22,194   $20,030
  Service cost                          9,544      9,085       766       875
  Interest cost                         7,478      7,582     1,420     1,448
  Amendments                               --      2,594        --       431
  Actuarial (gain)/loss               (21,071)     4,572    (3,803)      746
  Benefits paid in current year       (11,302)   (15,107)   (1,219)   (1,336)
                                     --------   --------  --------  --------
  Benefit obligation at measurement
   date                              $100,689   $116,040   $19,358   $22,194
                                     ========   ========  ========  ========
Change in Plan Assets
  Market value of assets at prior
   measurement date                  $114,661   $111,094        --        --
  Actual return on assets                 880     15,674        --        --
  Contributions made in current year    2,009      3,000     1,219     1,336
  Benefits paid in current year       (11,302)   (15,107)   (1,219)   (1,336)
                                     --------   --------  --------  --------
  Market value of assets at
   measurement date                  $106,248   $114,661        $0        $0
                                     ========   ========  ========  ========
Reconciliation of Funded Status
  Funded status                        $5,559    $(1,379) $(19,358) $(22,194)
  Unrecognized transition
   (asset)/obligation                  (8,965)   (10,792)      157       245
  Unrecognized prior service cost       4,225      4,785     2,062     2,332
  Unrecognized net (gain)/loss        (10,374)     2,426       910     4,997
                                     --------   --------  --------  --------
  Accrued pension cost, December 31,
   1999                               $(9,555)   $(4,960) $(16,229) $(14,620)
                                     ========   ========  ========  ========

At December 31, 1999, $16.4 million was held in "rabbi" trust accounts to fund and secure the benefits of the Non-Qualified Retirement Income Plan as described in Note 1.

Net pension expense included the following components:

                                         Year ended December 31
                                --------------------------------------------
                                                           Non-Qualified
                                Qualified Retirement     Retirement Income
                                    Income Plan                 Plan
                                ----------------------  --------------------
                                 1999    1998    1997    1999   1998   1997
                                ------  ------  ------  ------ ------ ------
                                         (dollars in thousands)
Service cost (benefits earned
 during the year)               $9,544  $9,085  $7,739    $766   $875   $946
Interest cost on projected
 benefit obligation              7,478   7,582   7,955   1,420  1,448  1,639
Expected (return)/loss on plan
 assets                         (9,633) (9,365) (8,348)     --     --     --
Amortization of transition
 obligation                     (1,827) (1,827) (1,827)     89     89     89
Amortization of prior service
 cost                              560     216     216     261    207    207
Recognized net actuarial
 (gain)/loss                       482   1,046     926     284    316    399
                                ------  ------  ------  ------ ------ ------
Net periodic pension expense    $6,604  $6,737  $6,661  $2,820 $2,935 $3,280
                                ======  ======  ======  ====== ====== ======

The following assumptions were used in determining the actuarial present value of the projected benefit obligations as of the measurement date for each of the following years:

                                             Qualified        Non-Qualified
                                         Retirement Income      Retirement
                                               Plan            Income Plan
                                         -------------------  ----------------
                                         1999   1998   1997   1999  1998  1997
                                         -----  -----  -----  ----  ----  ----
Discount rate                             7.75%  6.75%  7.00% 7.75% 6.75% 7.00%
Rate of increase in future compensation
 levels                                   4.50   4.25   4.25  6.00  6.00  6.00
Expected long-term rate of return on
 plan assets                             10.00  10.00  10.00    --    --    --

Old Kent has adopted amended assumptions, as shown above, for use in the actuarial determination of its projected benefit obligations at December 31, 1999. Beginning with 1999, Old Kent changed its measurement date from December 31 to September 30. The effects of these changes are included in the actuarial gain for 1999. The amended assumptions reflect a change in outlook based on management's assessment of expected economic conditions for the foreseeable future.

Eligible employees may elect to participate in Old Kent's retirement savings plans whereby the Corporation contributes a 50% matching contribution for each amount contributed by participating employees, within limits as defined in the plans. The cost of these retirement savings plans was $6,334,000, $8,575,000, and $7,071,000 for 1999, 1998 and 1997, respectively.

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

Note 16. Taxes on Income

Components of the provision for income taxes are as follows:

                         Year ended December 31
                       --------------------------
                         1999     1998     1997
                       -------- -------- --------
                         (dollars in thousands)
Federal income taxes:
  Current              $115,258  $96,066  $90,936
  Deferred               12,460   16,614   20,560
State income taxes        9,059    5,691    6,827
                       -------- -------- --------
Total provision        $136,777 $118,371 $118,323
                       ======== ======== ========

The preceding table excludes tax (benefit) expense of ($34.3 million) and $7.8 million for 1999 and 1998, respectively, related to the market value adjustments on investment securities available-for-sale, which is recorded directly in shareholders' equity.

Income tax expense differs from that computed at the federal statutory rate as follows:

                             Year ended December 31
                           ----------------------------
                             1999      1998      1997
                           --------  --------  --------
                             (dollars in thousands)
Tax at 35% statutory rate  $136,261  $120,293  $119,645
Tax effect of:
  Tax-exempt interest       (10,897)   (9,176)   (7,796)
  Other, net                 11,413     7,254     6,474
                           --------  --------  --------
Income tax expense         $136,777  $118,371  $118,323
                           ========  ========  ========
Effective tax rate             35.1%     34.4%     34.6%

Components of the deferred tax assets and liabilities were as follows:

                                                     Year ended
                                                     December 31
                                                   ---------------
                                                    1999    1998
                                                   ------- -------
                                                     (dollars in
                                                     thousands)
Deferred tax assets:
  Allowance for credit losses                      $67,362 $66,377
  Deferred compensation                             23,330  19,633
  Accrued expenses                                   9,273   6,107
  Unrealized loss on securities available-for-sale  16,671      --
  Other                                             13,779  12,211
                                                   ------- -------
Total deferred tax assets                          130,415 104,328
Valuation allowance                                     --      --
                                                   ------- -------
Deferred tax assets                                130,415 104,328
                                                   ------- -------
Deferred tax liabilities:
  Mortgage servicing rights                         80,939  60,116
  Unrealized gain on securities available-for-sale      --  17,606
  Other                                             19,817  18,764
                                                   ------- -------
Deferred tax liabilities                           100,756  96,486
                                                   ------- -------
Net deferred tax assets                            $29,659  $7,842
                                                   ======= =======

Note 17. Reportable Operating Segments

Under the provisions of SFAS No. 131, Old Kent has six reportable operating segments: Corporate Banking, Retail Banking, Community Banking, Investment and Insurance Services, Mortgage Banking and Treasury. Old Kent's reportable segments are strategic business units that are managed separately because each business requires different technology and marketing strategies, and also differs in product emphasis.

Corporate Banking provides a full array of credit, cash management and international services to corporate customers. The majority of Old Kent's corporate customers are owner-operated, middle-market companies with $5-150 million in annual sales. This customer base is spread across industries, including manufacturing, wholesaling, distributing, real estate developing, and retailing. Retail Banking distributes a broad array of consumer and small business products including deposits, loans and other transaction oriented services. These products and services are delivered through a comprehensive distribution system which includes ATMs, telephone, on-line and supermarket banking as well as conventional branch sales offices. Community Banking provides locally-based delivery of a complete range of financial products and services to smaller communities. Investment and Insurance Services delivers investment and insurance products through a wide network which includes traditional trust, private banking, brokerage, investment advisory, insurance agency, mutual funds, employee benefit administration and other financial services. Mortgage Banking provides a wide array of residential mortgage loan products to borrowers through a branch network of 147 offices in 32 states. The Treasury function primarily manages Old Kent's liquidity and interest rate risk. With the exception of the Mortgage Banking segment which operates nationwide, Old Kent's segments operate primarily within the lower peninsula of Michigan and northern Illinois.

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

Old Kent began transitioning to line of business management during 1997 and continued through 1998. As a result, management has concluded that it is impracticable to recreate data in a manner that allows for comparison of 1997 to 1998 and 1999. The following table summarizes information about reportable operating segments' profit and loss and segments' assets as of December 31, 1999 and 1998:

                                                   Year ended December 31, 1999
                       --------------------------------------------------------------------------------------
                                                     Investment
                       Corporate  Retail   Community     &      Mortgage             Reconciling Consolidated
                        Banking   Banking   Banking  Insurance   Banking  Treasury     Items*       Total
                       --------- --------- --------- ---------- --------- ---------  ----------- ------------
                                                      (dollars in thousands)
Net interest revenues   $155,319  $280,841  $174,598  $19,739     $47,294     $(591)        --      $677,200
Provision for loan
 losses                    7,390     9,457     4,572      770       4,093      (107)        --        26,175
Non-interest revenues
 and fees                 17,231    66,145    38,616  107,195     189,776     5,797         --       424,760
Depreciation and
 amortization              7,706    21,566    11,311    4,324      11,590     2,865         --        59,362
Segment income taxes      39,743    38,055    32,859   16,419      21,772    (3,671)    (8,400)      136,777
Net segment profit
 (after taxes)            69,424    67,578    61,337   29,848      23,156    18,796    (17,600)      252,539
Segment assets         3,547,831 3,918,467 2,844,415  338,354   2,031,647 5,289,118         --    17,969,832
Segment loans          3,558,319 3,627,999 2,725,432  275,383     649,718 1,230,210         --    12,067,061
Segment allowance for
 loan losses              77,675    48,105    47,830    4,233       5,249     1,195         --       184,287
Net segment loans      3,480,644 3,579,894 2,677,602  271,150     644,469 1,229,015         --    11,882,774
Segment deposits         982,501 7,740,253 3,271,642  483,581       2,100 1,214,935         --    13,695,012
                                                   Year ended December 31, 1998
                       --------------------------------------------------------------------------------------
                                                     Investment
                       Corporate  Retail   Community     &      Mortgage             Reconciling Consolidated
                        Banking   Banking   Banking  Insurance   Banking  Treasury     Items*       Total
                       --------- --------- --------- ---------- --------- ---------  ----------- ------------
                                                      (dollars in thousands)
Net interest revenues   $146,193  $269,795  $171,566  $16,397     $27,299   $15,118         --      $646,368
Provision for loan
 losses                   12,045    12,347    16,459      899       1,252       716      3,500        47,218
Non-interest revenues
 and fees                 16,439    58,932    47,791   94,362     148,687     3,267         --       369,478
Depreciation and
 amortization              7,763    19,557    11,460    4,128       8,001     3,852         --        54,761
Segment income taxes      31,317    35,885    32,216   11,575      15,193     1,000     (8,815)      118,371
Net segment profit
 (after taxes)            57,865    66,097    61,275   20,857      16,701    22,206    (19,678)      225,323
Segment assets         3,096,064 2,574,580 2,565,990  265,288   3,404,540 6,707,163         --    18,613,625
Segment loans          3,092,319 2,419,796 2,431,477  220,938     261,569 1,793,979         --    10,220,078
Segment allowance for
 loan losses              73,000    45,000    54,000    4,200       1,672     1,733         --       179,605
Net segment loans      3,019,319 2,374,796 2,377,477  216,738     259,897 1,792,246         --    10,040,473
Segment deposits         852,476 8,113,660 3,420,381  363,113       7,463 1,656,346         --    14,413,439

* The reconciling items in the table reflect one-time charges related to Old Kent's mergers during 1998 and 1999. During 1999 Old Kent merged with CFSB and Pinnacle. Merger charges related to these transactions totaled $17.6 million after-tax. During 1998 Old Kent merged with First Evergreen Corporation. Merger charges related to this transaction totaled $19.7 million after-tax. These mergers are described in more detail in Note 2.

Note 18. Earnings per Share

The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share for each of the last three years:

                                           1999         1998         1997
                                       ------------ ------------ ------------
Numerators:
  Numerator for both basic and diluted
   earnings per share, net income      $252,539,000 $225,323,000 $223,520,000
                                       ============ ============ ============
Denominators:
  Denominator for basic earnings per
   share, average outstanding common
   shares                               118,700,000  123,512,000  129,374,000
  Potential dilutive shares resulting
   from employee stock plans              1,015,000    1,254,000    1,072,000
                                       ------------ ------------ ------------
  Denominator for diluted earnings per
   share                                119,715,000  124,766,000  130,446,000
                                       ============ ============ ============
Earnings per Share:
  Basic                                       $2.13        $1.82        $1.73
                                       ============ ============ ============
  Diluted                                     $2.11        $1.81        $1.71
                                       ============ ============ ============

Note 19. Commitments and Contingencies

Certain facilities and equipment are leased under noncancelable operating lease agreements which expire at various dates through the year 2021. The aggregate minimum rental commitments are as follows:

                         Year ending December 31
                        --------------------------
                        Premises Equipment  Total
                        -------- --------- -------
                          (dollars in thousands)
2000                    $14,080   $3,763   $17,843
2001                     11,521    1,898    13,419
2002                      9,501      959    10,460
2003                      6,088      163     6,251
2004                      3,981       14     3,995
Thereafter               12,443       --    12,443
                        -------   ------   -------
Total minimum payments  $57,614   $6,797   $64,411
                        =======   ======   =======

Rental expense charged to operations in 1999, 1998, and 1997, amounted to approximately $19,211,000, $14,876,000 and $11,201,000, respectively, including amounts paid under short-term cancelable leases. Certain leases contain provisions for renewal and purchase options, and require payment of property taxes, insurance and related expenses.

Included as a reduction of Old Kent's occupancy expense is building rental income of approximately $4,379,000, $3,929,000 and $3,790,000, for 1999, 1998,
and 1997, respectively.

At December 31, 1999, Old Kent and its subsidiaries were parties, both as plaintiff and as defendant, to a number of lawsuits which arose in the ordinary course of business. In the opinion of management, after consultation with the Corporation's counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial position or results of operations.

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

 Interest Rate Risk Management

The Corporation's asset/liability management focuses on limiting the volatility of both earnings and the value of capital that can result from changes in market interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. The Corporation uses investment security and wholesale funding instruments to manage its exposure to interest rate risk. Interest rate swap contracts are also used as a means to manage interest rate risk.

Interest rate swap contracts involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Notional amounts are used in such contracts to calculate interest payments due to each counterparty and do not represent credit exposure. Old Kent pays a floating rate and receives a fixed rate for the majority of its swaps, which are hedges related to prime rate based loans. Old Kent pays a fixed rate and receives a floating rate on swaps that hedge certain floating rate liabilities.

Old Kent's credit risk in these contracts relates to the failure of a counterparty to pay according to the contractual terms of the swap agreement. The Corporation manages the credit risk of its interest rate swap agreements through credit approvals, risk control limits and ongoing monitoring procedures. Credit exposure is represented by the fair value of interest rate swaps with a positive fair value, adjusted for accrued interest.

                                          December 31
                             -------------------------------------
                                    1999               1998
                             ------------------- -----------------
                              Notional   Credit  Notional  Credit
                               Amount   Exposure  Amount  Exposure
                             ---------- -------- -------- --------
                                     (dollars in thousands)
Swap Categories:
  Receive fixed/pay floating $1,019,917  $2,423  $819,917 $19,668
  Receive floating/pay fixed    400,000   4,175    50,000      --
                             ----------  ------  -------- -------
                             $1,419,917  $6,598  $869,917 $19,668
                             ==========  ======  ======== =======

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

                                             December 31
                                 -----------------------------------
                                       1999              1998
                                 ----------------- -----------------
                                 Notional  Credit  Notional  Credit
                                  Amount  Exposure  Amount  Exposure
                                 -------- -------- -------- --------
                                        (dollars in thousands)
Interest rate caps sold          $26,000    $ --   $26,000    $ --
Interest rate caps purchased      26,000     227    26,000     105
Interest rate floors sold         26,000      --    26,000      --
Interest rate floors purchased    26,000      57    26,000     366
Receive fixed/pay floating swap    6,500      --     6,500      --
Receive floating/pay fixed swap    6,500     597     6,500     117

 Mortgage Banking

The Corporation uses forward sales, futures, and option contracts to protect the value of residential mortgage loans that are being underwritten or warehoused for future sale to investors in the secondary market. Adverse market interest rate changes, between the time that a customer receives a rate-lock commitment and when the fully-funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, Old Kent enters into forward sales and futures contracts and purchases exchange-traded option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans. Old Kent accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case Old Kent would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales, futures, and option contracts represents the aggregate value of contracts with a positive fair value.

                                        December 31
                        --------------------------------------------
                                1999                  1998
                        -------------------- -----------------------
                        Contractual  Credit  Contractual Contractual
                          Amount    Exposure   Amount      Amount
                        ----------- -------- ----------- -----------
                                   (dollars in thousands)
Mortgage forward sales   $618,000    $5,290  $2,257,013    $1,304
Futures and options       389,000       460     390,000        80

Old Kent began utilizing Treasury futures and options in 1998 to hedge the value of its mortgage servicing rights that could result from falling mortgage rates and increased mortgage prepayments. The credit risk inherent in these transactions relates to the possibility of a counterparty not paying according to the terms of the contract, however this risk is minimal in these hedge instruments since exchange traded futures and options contracts are used. The credit exposure is represented by the aggregate value of futures, puts, and calls with a positive fair value. There were no contracts of this type outstanding as of December 31, 1999.

                                               December 31, 1998
                                     --------------------------------------
                                     Expiration Number of Notional  Credit
                                        Date    Contracts  Amount  Exposure
                                     ---------- --------- -------- --------
                                             (dollars in thousands)
Ten-year Treasury note futures       March 1999   1,666   $166,600   $ --
Ten-year Treasury note put options   March 1999  (1,516)   151,600     --
Ten-year Treasury note call options  March 1999   1,192    119,200    887

 Foreign Exchange Contracts

Old Kent enters into foreign exchange forward contracts to purchase or sell foreign currencies at a future date at a predetermined exchange rate. These contracts are used to assist customers with international transactions denominated in foreign currencies. The Corporation manages its exposure to foreign currency fluctuations by entering into offsetting contracts with authorized counterparties, usually foreign banks. The credit risk inherent in these transactions relates to the possibility of failure by a counterparty to fulfill its purchase or delivery responsibility, whereby Old Kent would execute the transaction with another counterparty at the prevailing currency exchange rate.

The credit exposure of Old Kent's foreign exchange contracts represents the aggregate value of contracts with a positive fair value. The extension of foreign exchange credit facilities to counterparties follows the same approval process as other credit facilities. The majority of Old Kent's foreign exchange contracts relate to major currencies such as Canadian Dollars, British Pounds Sterling, German Deutschemarks, Japanese Yen, Italian Lira, and French Francs.

                                                   December 31
                                    -----------------------------------------
                                            1999                 1998
                                    -------------------- --------------------
                                    Contractual  Credit  Contractual  Credit
                                      Amount    Exposure   Amount    Exposure
                                    ----------- -------- ----------- --------
                                              (dollars in thousands)
Foreign exchange forward contracts    $32,211     $798     $10,774     $134

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

                                          Contractual Amount at
                                              December 31,
                                          ---------------------
                                             1999       1998
                                          ---------- ----------
                                          (dollars in millions)
Commitments to extend credit                  $5,187     $5,358
Standby and commercial letters of credit         493        470

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

 Other borrowed funds

The carrying amount was deemed to be a reasonable estimate of fair value for all instruments that had either short-term maturities or variable repricing structures. The fair value of medium-term fixed rate borrowed funds was estimated by discounting the expected future cash flows using current interest rates at which similar borrowings could be made at comparable maturities.

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

The following summarizes the carrying value and estimated fair value of financial instruments:

                                               December 31
                             -------------------------------------------------
                                      1999                      1998
                             ------------------------  -----------------------
                              Carrying     Estimated    Carrying    Estimated
                                Value     Fair Value      Value    Fair Value
                             -----------  -----------  ----------- -----------
                                          (dollars in thousands)
Financial Assets:
  Cash and cash equivalents     $626,069     $626,069     $676,855    $676,855
  Interest-earning deposits          155          155        7,578       7,578
  Trading account securities          --           --      349,090     349,090
  Securities available-for-
   sale                        2,614,168    2,614,168    3,335,502   3,335,502
  Securities held-to-
   maturity                      609,243      590,348      803,745     823,610
  Mortgages held-for-sale        900,031      923,881    2,269,694   2,312,750
  Net loans                   11,882,774   11,992,219   10,040,473  10,390,484
  Interest receivable            124,568      124,568      113,136     113,136
Financial Liabilities:
  Non-interest-bearing
   deposits                    2,040,350    2,040,350    2,244,534   2,244,534
  Interest-bearing deposits
   -- no maturities            5,306,108    5,306,108    5,122,008   5,122,008
  Interest-bearing deposits
   -- fixed maturities         6,348,555    6,335,495    7,046,898   7,083,705
  Other borrowed funds         2,550,877    2,540,117    2,404,971   2,406,664
  Interest payable                55,107       55,107       53,135      53,135
  Subordinated debt              100,000       95,910      100,000     104,510
  Capital securities             100,000      100,000      100,000     100,000
Interest Rate Contracts
 Relating To:
  Assets:Commercial loans          3,803       (8,503)       3,925      15,744
  Mortgages held-for-sale             --        5,007           --      (3,554)
  Liabilities                       (208)       4,383           --        (953)

Note 22. Condensed Financial Information of the Parent Company

The condensed financial information of the parent company, Old Kent Financial Corporation, is summarized as follows:

Condensed Balance Sheet

                                                      December 31
                                                 ---------------------
                                                    1999       1998
                                                 ---------- ----------
                                                      (dollars in
                                                      thousands)
Assets:
  Cash and cash equivalents                          $1,747     $3,394
  Interest-earning deposits and other securities     94,231    149,837
  Premises and equipment                             13,201     10,099
  Investment in and advances to subsidiaries      1,350,544  1,418,882
  Other assets                                       52,052     55,350
                                                 ---------- ----------
    Total Assets                                 $1,511,775 $1,637,562
                                                 ========== ==========
Liabilities and Shareholders' Equity:
  Other borrowed funds                               $   --    $20,750
  Long-term debt                                    203,093    203,093
  Accrued expenses and other liabilities             81,809     92,965
                                                 ---------- ----------
  Total Liabilities                                 284,902    316,808
  Shareholders' Equity                            1,226,873  1,320,754
                                                 ---------- ----------
    Total Liabilities and Shareholders' Equity   $1,511,775 $1,637,562
                                                 ========== ==========

Condensed Statement of Income

                                                      Year ended December 31
                                                    ---------------------------
                                                      1999     1998      1997
                                                    -------- --------  --------
                                                      (dollars in thousands)
Income:
  Dividends from subsidiaries                       $244,166 $347,513  $180,794
  Service fees from subsidiaries                      89,065   69,801    60,459
  Interest and other                                  12,292   19,503    13,566
                                                    -------- --------  --------
    Total income                                     345,523  436,817   254,819
                                                    -------- --------  --------
Expenses:
  Interest                                            14,483   17,684    17,939
  Salaries and benefits                               47,779   53,662    51,214
  Occupancy                                            4,548    5,340     4,795
  Equipment                                            7,790    7,441     7,559
  Other                                               44,906   40,499    30,652
                                                    -------- --------  --------
Total expenses                                       119,506  124,626   112,159
                                                    -------- --------  --------
Income before income taxes and equity in
 undistributed net income of subsidiaries            226,017  312,191   142,660
Income tax benefit                                     5,202   11,520    12,197
                                                    -------- --------  --------
Income before equity in undistributed net income
 of subsidiaries                                     231,219  323,711   154,857
Equity in undistributed net income of subsidiaries    21,320  (98,388)   68,663
                                                    -------- --------  --------
Net Income                                          $252,539 $225,323  $223,520
                                                    ======== ========  ========

Condensed Statement of Cash Flows

                                                   Year ended December 31
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
                                                   (dollars in thousands)
Cash flows from operating activities:
Net income                                       $252,539  $225,323  $223,520
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in undistributed net income of
   subsidiaries                                   (21,320)   98,388   (68,663)
  Depreciation, amortization and accretion          9,725    11,563    12,686
  Net gains on sales of assets                     (6,855)  (11,358)   (2,843)
  Net change in other assets                       (1,842)   (3,495)   (8,928)
  Net change in other liabilities                  (5,193)   (6,844)   24,849
                                                 --------  --------  --------
Net cash provided by operating activities         227,054   313,577   180,621
                                                 --------  --------  --------
Cash flows from investing activities:
  Net change in interest-earning assets            54,093    20,111   (10,777)
  Net change in investment in and advances to
   subsidiaries                                    (2,878)     (118)   (5,510)
  Purchases of leasehold improvements, premises
   & equipment, net                                (6,138)   (4,731)   (3,216)
                                                 --------  --------  --------
Net cash provided by (used for) investing
 activities                                        45,077    15,262   (19,503)
                                                 --------  --------  --------
Cash flows from financing activities:
  Payments on other borrowed funds                (20,750)  (23,075)  (34,523)
  Proceeds from other borrowings                       --    23,825    21,600
  Issuance of long-term debt, net                      --        --    97,872
  Proceeds from common stock issuances             23,107    20,776    27,420
  Repurchases of common stock                    (178,626) (257,508) (196,180)
  Dividends paid to shareholders                  (97,509)  (96,048)  (80,791)
                                                 --------  --------  --------
Net cash used for financing activities           (273,778) (332,030) (164,602)
                                                 --------  --------  --------
Net decrease in cash and cash equivalents          (1,647)   (3,191)   (3,484)
Cash and cash equivalents at beginning of year      3,394     6,585    10,069
                                                 --------  --------  --------
Cash and cash equivalents at end of year           $1,747    $3,394    $6,585
                                                 ========  ========  ========

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank may make to its parent company. As of January 2000, the subsidiary banks may distribute to the parent company, in addition to their 2000 net income, approximately $8.6 million in dividends without written approval from bank regulatory agencies. The remaining net assets of subsidiary banks, approximating $1.3 billion at December 31, 1999, are unavailable for transfer to the parent company without prior regulatory consent.

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

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of the

Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation and its subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of core (Tier 1) capital, total capital and leverage ratios. Management believes, as of December 31, 1999, that the Corporation and its subsidiary banks meet all capital adequacy requirements to which it is subject.

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

The following summarizes the Corporation's, and its subsidiary banks' regulatory capital ratios at December 31, 1999 and 1998:

                                                                To Be "Well
                                                                Capitalized"
                                                                Under Prompt
                                                  For Capital    Corrective
                                                    Adequacy       Action
                                       Actual       Purposes     Provisions
                                    ------------  ------------  ------------
                                    Amount Ratio  Amount Ratio  Amount Ratio
                                    ------ -----  ------ -----  ------ -----
                                            (dollars in millions)
As of December 31, 1999:
Total Capital (to Risk Weighted
 Assets)
  Consolidated                      $1,548 11.11% $1,115 8.00%  $1,393 10.00%
  Old Kent Bank                      1,441 10.53   1,095 8.00    1,368 10.00
  Old Kent Bank, N.A.                   11 10.02       9 8.00       11 10.00
Tier 1 Capital (to Risk Weighted
 Assets)
  Consolidated                       1,273  9.14     557 4.00      836  6.00
  Old Kent Bank                      1,270  9.28     547 4.00      821  6.00
  Old Kent Bank, N.A.                   10  8.95       4 4.00        7  6.00
Leverage Ratio (to Average Assets)
  Consolidated                       1,273  7.17     532 3.00      887  5.00
  Old Kent Bank                      1,270  7.25     526 3.00      876  5.00
  Old Kent Bank, N.A.                   10  7.69       4 3.00        6  5.00
As of December 31, 1998:
Total Capital (to Risk Weighted
 Assets)
  Consolidated                      $1,505 11.72% $1,027 8.00%  $1,284 10.00%
  Old Kent Bank                      1,393 11.16     999 8.00    1,248 10.00
  Old Kent Bank, N.A.                   10 10.64       8 8.00        9 10.00
Tier 1 Capital (to Risk Weighted
 Assets)
  Consolidated                       1,246  9.71     514 4.00      770  6.00
  Old Kent Bank                      1,239  9.92     500 4.00      749  6.00
  Old Kent Bank, N.A.                    9  9.39       4 4.00        6  6.00
Leverage Ratio (to Average Assets)
  Consolidated                       1,246  6.97     537 3.00      895  5.00
  Old Kent Bank                      1,239  7.02     529 3.00      882  5.00
  Old Kent Bank, N.A.                    9  7.71       3 3.00        6  5.00

                    Board of Directors and Senior Management

                              Board of Directors+

Richard L. Antonini         Erina Hanka                Percy A. Pierre, Ph.D.
Retired Chairman,           President,                 Professor of
President and               Suspa Inc.                 Electrical
Chief Executive             (manufacturer of lift,     Engineering,
Officer,                    support, dampening, and    Michigan State
Foremost Corporation        adjustment devices)        University
of America                  Michael J. Jandernoa       Marilyn J. Schlack
(a specialty property       Chairman and Chief         President,
and casualty insurer)       Executive Officer,         Kalamazoo Valley
John D. Boyles              Perrigo Company            Community College
Attorney-at-Law,            (manufacturer of store-    Peter F. Secchia
Verspoor, Waalkes,          brand health products)     Chairman,
Lalley, Slotsema &          Kevin T. Kabat             Universal Forest
Talen, P.C.                 Vice Chairman of the       Products, Inc.
William P. Crawford         Corporation,               (manufacturer and
President and Chief         and President of Old       distributor of
Executive Officer,          Kent Bank                  building supplies)
Steelcase Design            Fred P. Keller             David J. Wagner
Partnership                 Chairman and Chief         Chairman, President
(manufacturer of            Executive Officer,         and Chief Executive
office systems)             Cascade Engineering,       Officer of the
Dick DeVos                  Inc.                       Corporation, and
President,                  (manufacturer of plastic   Chairman and Chief
Amway Corporation           and injection molded       Executive Officer of
(manufacturer of home       automotive, seating, and   Old Kent Bank
and personal care           container products)        Margaret Sellers
products)                   John P. Keller             Walker
William G. Gonzalez         President, Keller Group,   Professor of Public
Retired President and       Inc.                       Administration,
Chief Executive             (a diversified             School of Public and
Officer,                    manufacturer)              Nonprofit
Spectrum Health             Hendrik G. Meijer          Administration,
(integrated healthcare      Co-Chairman,               Grand Valley State
network)                    Meijer, Inc.               University
James P. Hackett            (food and general          Robert H. Warrington
President and Chief         merchandise retailer)      Vice Chairman of the
Executive Officer,                                     Corporation,
Steelcase Inc.                                         and Chairman of Old
(manufacturer of                                       Kent Mortgage Company
office systems)

+Board of Directors committees and committee members are listed on page 4 of the attached Proxy Statement.

                            Senior Policy Committee

Mark F. Furlong*            David C. Schneider*        David J. Wagner*
Executive Vice              Executive Vice             Chairman, President
President,                  President,                 and
Chief Financial             Retail Strategy and        Chief Executive
Officer,                    Product Development,       Officer,
Old Kent Financial          Old Kent Financial         Old Kent Financial
Corporation                 Corporation                Corporation;
Kevin T. Kabat*             Daniel W. Terpsma*         Chairman and Chief
Vice Chairman,              Executive Vice             Executive Officer,
Old Kent Financial          President,                 Old Kent Bank
Corporation;                Corporate Banking,         Robert H. Warrington*
President,                  Old Kent Financial         Vice Chairman,
Old Kent Bank               Corporation;               Old Kent Financial
Kenneth C. Krei*            President,                 Corporation;
Executive Vice              Old Kent Bank-Illinois     Chairman,
President,                  Michelle L. Van Dyke*      Old Kent Mortgage
Investment and              Executive Vice             Company
Insurance Services,         President,
Old Kent Financial          Retail Distribution,
Corporation                 Old Kent Financial
                            Corporation

                             Other Senior Officers

Mary Ellen Baker*           Stanlee P. Greene, Jr.*    Janet S. Nisbett
Executive Vice              Senior Vice President,     Senior Vice President
President,                  Sales and Marketing,       and Controller,
Corporate Operations        Old Kent Financial         Old Kent Financial
and Technology,             Corporation                Corporation;
Old Kent Financial          Joseph T. Keating*         Senior Vice President
Corporation                 Senior Vice President,     and Controller,
Gary S. Bernard*            Old Kent Bank;             Old Kent Bank
Senior Vice President,      President,                 Albert T. Potas
Consumer Lending, Old       Lyon Street Asset          Senior Vice President,
Kent Bank                   Management Company         Investor Relations,
Donald R. Britton*          Larry S. Magnesen*         Old Kent Financial
President and Chief         Senior Vice President,     Corporation
Executive Officer,          Business Banking,          Walter J. Smiechewicz
Old Kent Mortgage           Old Kent Bank              Senior Vice President,
Company                     Richard A. McGarrity       Chief Risk Officer,
Steven D. Crandall*         Senior Vice President,     Old Kent Financial
Senior Vice President,      Corporate Finance,         Corporation
Human Resources,            Old Kent Financial         Mary E. Tuuk
Old Kent Financial          Corporation                Senior Vice President
Corporation                 Ronald C. Mishler*         and Secretary,
David A. Dams*              Senior Vice President      Legal Coordinator,
Executive Vice              and Treasurer,             Old Kent Financial
President,                  Old Kent Financial         Corporation
Corporate Banking, Old      Corporation                Michael J. Whalen*
Kent Bank                                              Senior Vice President,
Gregory K. Daniels*                                    Senior Credit Officer,
Senior Vice President,                                 Old Kent Financial
Chief Information                                      Corporation
Officer,
Old Kent Financial
Corporation

* Member of Management Group

                                [Recycled Logo]